Form 20-F
period 2003-12-31
EDP ELECTRICIDADE DE PORTUGAL SA
filed 2004-06-30
CIK 1039610

As filed with the Securities and Exchange Commission on June 30, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE

SECURITIES EXCHANGE ACT OF 1934,

for the fiscal year ended December 31, 2003

Commission File Number: 1-14648

EDP—Electricidade de Portugal, S.A.

(Exact name of registrant as specified in its charter)

EDP—Electricity of Portugal	Republic of Portugal
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, with nominal value € 1 per share*	New York Stock Exchange
American Depositary Shares (as evidenced by American Depositary Receipts), each representing 10 Ordinary Shares	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report:

At December 31, 2003, there were outstanding:

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

1

2

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

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this annual report, the documents incorporated by reference in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, you should consider these forward-looking statements in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	the effect of, and changes in, regulation and government policy in countries in which we operate;

•	the effect of, and changes in, macroeconomic, social and political conditions in countries in which we operate;

•	the effects of competition, including competition that may arise in connection with the development of an Iberian electricity market;

•	our ability to reduce costs;

•	hydrological conditions and the variability of fuel costs;

•	anticipated trends in our business, including trends in demand for electricity;

•	our success in developing our telecommunications business;

•	our success in new businesses, such as gas;

•	future capital expenditures and investments;

•	the timely development and acceptance of our new services;

•	the effect of technological changes in electricity, telecommunications and information technology; and

•	our success at managing the risks of the foregoing.

We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

Presentation of financial information

Unless we indicate otherwise, we have prepared the financial information contained in this annual report in accordance with generally accepted accounting principles in Portugal, or Portuguese GAAP, which differs in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. We describe these differences in “Item 5. Operating and Financial Review and Prospects—Portuguese GAAP Compared with U.S. GAAP” and in note 39 to our consolidated financial statements. Unless we indicate otherwise, any reference in this annual report to our consolidated financial statements is to the consolidated financial statements, including the related notes, included in this annual report.

Beginning in 2002 (for fiscal year 2001 and thereafter), we published our consolidated financial statements in euros. Unless we indicate otherwise, we have translated amounts stated in U.S. dollars from euros at an assumed rate solely for convenience. By including these currency translations in this annual report, we are not representing that the euro amounts actually represent the U.S. dollar amounts shown or could be converted into U.S. dollars at the rate indicated. Unless we indicate otherwise, we have translated the U.S. dollar amounts from euros at the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on June 24, 2004 of $1.217 per € 1.00. That rate may differ from the actual rates used in the preparation of our consolidated financial statements included in Item 18 and U.S. dollar amounts used in this annual report may differ from the actual U.S. dollar amounts that were translated into euros in the preparation of our consolidated financial statements. For information regarding recent rates of exchange between euros and U.S. dollars, see “Item 3. Key Information—Exchange Rates.” In addition, for convenience only and except where we specify otherwise, we have translated certain reais figures into euro at the fixed rate of exchange between the real and euro of 3.776 reais = € 1.00. The rate of exchange between reais and euros represents the euro equivalent of the U.S. dollar/real fixed rate of exchange, calculated by translating reais into U.S. dollars using the Noon Buying Rate on June 24, 2004 of 3.103 reais = $1.00 and then translating U.S. dollars into euros using the rate of exchange between U.S. dollars and euros of $1.217 = € 1.00, which was the applicable Noon Buying Rate on June 24, 2004. By including convenience currency translations in this annual report, we are not representing that the reais amounts actually represent the euro amounts shown or could be converted into euros at the rates indicated.

Prior to January 1, 2001, our reporting currency was Portuguese escudos. For convenience and to facilitate a comparison, all escudo-denominated financial data for periods prior to January 1, 2001 included in this annual report have been restated from escudos to euros at the fixed rate of exchange as of January 1, 1999 of PTE 200.482 = € 1.00. Where escudo-denominated amounts for periods prior to January 1, 2001 have been rounded, the restated euro amounts have been calculated by converting the rounded escudo-denominated amounts into euros. The comparative balances for prior years now reported in euros depict the same trends as would have been presented had we continued to report such amounts in Portuguese escudos. Other financial data for periods prior to January 1, 1999 may not be comparable to that of other companies reporting in euros if those companies had restated from a reporting currency other than Portuguese escudos.

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

The summary financial data below has been extracted from our audited consolidated financial statements for each of the five years ended December 31, 2003 and as of December 31, 1999, 2000, 2001, 2002 and 2003 and the related notes, which appear elsewhere in this annual report. The audited consolidated financial statements have been prepared in accordance with Portuguese GAAP, which differ in certain significant respects from U.S. GAAP. See “Item 5. Operating and Financial Review and Prospects—Portuguese GAAP compared with U.S. GAAP” and note 39 to our consolidated financial statements for a discussion of the principal differences between Portuguese GAAP and U.S. GAAP with respect to our audited consolidated financial statements.

In 1999, we selected a new firm of independent public accountants to audit our consolidated financial statements based on a solicitation of bids to a number of firms, including our previous firm of independent public accountants. Our consolidated financial statements from 1999 through 2003 were audited by PricewaterhouseCoopers, Lda. Fiscal years prior to 1999 were audited by Ernst & Young.

	Year ended December 31,
	1999 Euro	2000 Euro	2001 Euro	2002 Euro	2003 Euro(1)	2003 US$(1)
	(in millions, except per ordinary share and per ADS data)
Statement of income:
Amounts in accordance with Portuguese GAAP
Electricity sales	2,966	3,676	5,201	5,876	6,296	7,663
Other sales(2)	38	61	98	112	160	195
Services(3)	68	110	351	398	521	634
Total revenues	3,072	3,846	5,650	6,387	6,978	8,492
Raw materials and consumables	901	1,731	3,080	3,687	3,921	4,772
Personnel costs	463	439	592	625	647	787
Depreciation and amortization	616	614	665	740	846	1,029
Supplies and services	287	369	651	675	633	770
Own work capitalized(4)	(214)	(229)	(233)	(242)	(236)	(287)
Concession and power-generation rental costs(5)	129	133	149	158	176	214
Hydrological correction(6)	(60)	(35)	0	0	0	0
Other operating expenses, net	43	102	73	95	86	105
Total operating costs and expenses	2,166	3,122	4,977	5,738	6072	7,389
Operating income	906	724	674	649	906	1,102
Net interest expense(7)	140	175	205	223	359	437
Other non-operating income (expenses), net	56	(289)	(126)	(139)	(14)	(18)
Income before income taxes	822	838	594	287	532	648
Provision for income taxes (net of deferred taxes)	(308)	(313)	(203)	(172)	(196)	(238)
Minority interest	0	23	60	220	44	54
Net income	514	549	451	335	381	464
Net income from operations per ordinary share(8)	0.30	0.24	0.22	0.22	0.30	0.37
Net income from operations per ADS	3.02	2.41	2.25	2.16	3.02	3.68
Basic and diluted net income per ordinary share(8)	0.17	0.18	0.15	0.11	0.13	0.15
Basic and diluted net income per ADS(8)	1.72	1.83	1.50	1.12	1.27	1.55
Dividends per ordinary share(9)(10)	0.14	0.14	0.11	0.09	0.09	0.11
Dividends per ADS(9)(10)	1.40	1.40	1.13	0.90	0.90	1.10

Amounts in accordance with U.S. GAAP(12)
Net income	644	405	519	300	498	606
Basic and diluted net income per ordinary share(9)	0.21	0.14	0.17	0.10	0.17	0.20
Basic and diluted net income per ADS(9)	2.14	1.35	1.74	1.00	1.67	2.03

Cash flow data:
Amounts in accordance with Portuguese GAAP
Net cash from operating activities	985	1,122	1,221	898	1,774	2,158
Net cash used in investing activities	1,294	914	1,243	1,141	529	644
Net cash used in (from) financing activities	(385)	482	96	297	(1,119)	(1,361)

	Year ended December 31,
	1999 Euro	2000 Euro	2001 Euro	2002 Euro(1)	2003 Euro(1)	2003 US$(1)
	(in millions, except per ordinary share and per ADS data)
Balance sheet data (at period end):
Amounts in accordance with Portuguese GAAP
Cash and cash equivalents	16	58	34	214	287	350
Other current assets	707	1,162	1,496	1,863	1,919	2,336
Total current assets	723	1,220	1,530	2,077	2,207	2,685
Fixed assets, net(11)	10,477	9,540	9,844	11,204	11,652	14,180
Other assets	2,510	4,128	4,860	4,844	4,792	5,832
Total assets	13,710	14,887	16,233	18,125	18,651	22,698
Short-term debt and current portion of long-term debt	598	1,807	1,744	1,887	1,579	1,922
Other current liabilities	621	890	1,286	1,631	1,711	2,083
Total current liabilities	1,219	2,697	3,030	3,518	3,290	4,004
Long-term debt, less current portion	3,770	3,205	4,055	6,107	5,914	7,197
Hydro account(13)	339	366	388	324	0	0
Other long-term liabilities	2,319	2,377	2,423	2,616	3,525	4,290
Total liabilities	7,648	8,645	9,896	12,566	12,729	15,491
Minority interest	2	37	241	65	236	288
Hydro account(13)	0	0	0	0	388	472
Shareholders’ equity	6,060	6,205	6,097	5,494	5,298	6,448
Amounts in accordance with U.S. GAAP(12)
Fixed assets, net(11)	8,750	5,316	5,929	6,602	7,172	8,729
Total assets	12,940	14,010	15,455	16,922	17,730	21,577
Total current liabilities	1,238	2,714	3,052	2,551	3,280	3,991
Total long-term liabilities	7,415	6,776	7,721	10,420	10,892	13,255
Total liabilities	8,653	9,489	10,773	12,970	14,172	17,247
Shareholders’ equity	4,287	4,483	4,441	3,886	3,497	4,256

(1)	For 1999 and 2000, escudos are translated into euro at the fixed rate of exchange established at the commencement of the third stage of European Monetary Union on January 1, 1999 by the European Council of Ministers between the euro and escudo of PTE 200.482 = € 1.00. For 2003, euros are translated into U.S. dollars at the rate of exchange of $1.217 = € 1.00, which was the U.S. Federal Reserve Bank of New York noon buying rate on June 24, 2004.
(2)	Consists of sales of steam, ash, information technology products and sundry materials.
(3)	Consists of electricity-related services, services to information technology systems, telecommunications, engineering, laboratory services, training, medical assistance, consulting, multi-utility services and other services.
(4)	Our consolidated income statements present expenses in accordance with their nature rather than their function. Therefore, costs incurred by us for self-constructed assets are capitalized as part of fixed assets and included as a reduction of total expenses under “Own work capitalized” when the related costs have been included in the relevant expense items.
(5)	Substantially all of these amounts relate to rent expenses paid to municipalities for the right to distribute electricity in the relevant municipal areas.
(6)	As required by government regulation, we record charges and credits to operating income, depending on hydrological conditions in a given year, to smooth the effect on our earnings and customer prices that result from changes in hydrological conditions. The difference between the economic costs of generating electricity and the economic reference costs based on an average hydrological year are included in this item. The imputed interest on the accumulated balance of the hydro account and other adjustments are included in “Other non-operating expenses (income).” In 2003 and for the following years, net gains and losses arising from the hydrological account are being charged to other non-operating income (expenses). In this respect, in 2003 we booked a € 19.4 million income item, or US$ 23.6 million, under this profit and loss account caption. Additionally, in 2001 we recorded a € 47.5 million income item. We did not record such an item in 2002.
(7)	Includes interest and related expenses and interest and related income. See “Item 5. Operating and Financial Review and Prospects—2003 compared with 2002—Other expenses (income).”
(8)	Basic and diluted earnings per ordinary share are based on our historical average number of ordinary shares outstanding after giving effect to a 5 for 1 stock split and our average number of ordinary shares outstanding after giving effect to the 5 for 1 stock split plus the effect of the exercise of employee stock options, respectively. Basic and diluted earnings per ADS are based upon basic and diluted earnings per ordinary share multiplied by 10 as each ADS is equivalent to 10 ordinary shares on a post-split basis.
(9)	Based on 3,000,000,000 ordinary shares issued and outstanding.
(10)	Dividends per ordinary share in US$, translated at the prevailing rate of exchange at the date of payment between the U.S dollar and the escudo for 1999, amount to US$ 0.13 in 1999, US$ 0.12 in 2000, US$ 0.10 in 2001, US$ 0.11 in 2002 and US$ 0.11 in 2003 and dividends per ordinary share in euro, translated at the fixed rate of exchange between the euro and the escudo for 1999, amount to € 0.14 in 1999, € 0.14 in 2000, € 0.11 in 2001, € 0.09 in 2002 and € 0.09 in 2003.
(11)	Substantially all of these assets are subject to reversion to the Republic or the municipalities. See “Item 4. Information on the Company—Regulation—Reversionary assets.”
(12)	U.S. GAAP amounts for 1999, 2000 and 2001 are not comparable to 2002 and 2003 due to the implementation of SFAS 142.
(13)	Commencing with 2003, the hydrological correction account is no longer presented in our consolidated balance sheet as a liability.

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

The vast majority of our revenues, assets, expenses and liabilities have historically been denominated in escudos, and we prepared and published our consolidated financial statements in escudos through the 2000 fiscal year. Beginning in 2002 (for fiscal year 2001 and thereafter), our consolidated financial statements have been published in euros. A portion of our revenues and expenses and certain liabilities are nonetheless denominated in non-euro currencies outside the euro zone and fluctuations in the exchange rates of those currencies in relation to the euro will therefore affect our results of operations. To learn more about the effect of exchange rates on our results of operations, you should read “Item 5. Operating and Financial Review and Prospects.” Exchange rate fluctuations will also affect the U.S. dollar price of the ADSs and the U.S. dollar equivalent of the euro price of our ordinary shares, the principal market of which is the Euronext Lisbon Stock Exchange. In addition, any cash dividends are paid by us in euro, and, as a result, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs on conversion of those dividends by the depositary.

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

U.S. dollar per euro(1) Year ended December 31,	End of Period	Average
1999	1.01	1.06
2000	0.94	0.92
2001	0.89	0.89
2002	1.05	0.95
2003	1.26	1.13

U.S. dollar per euro(1) Period	High	Low
2003
December	1.26	1.20
2004
January	1.29	1.24
February	1.28	1.24
March	1.24	1.21
April	1.24	1.18
May	1.23	1.18

(1) Euro amounts are based on the U.S. Federal Reserve Bank of New York noon buying rate.

Our ordinary shares are quoted in euro on the Euronext Lisbon Stock Exchange. Our ADSs are quoted in U.S. dollars and traded on the New York Stock Exchange. On June 24, 2004, the exchange rate between the euro and the U.S. dollar was $1.217 = € 1.00.

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

The increase in competition from the Portuguese and Spanish implementation of EU directives intended to create a competitive electricity market may materially and adversely affect our results of operations and financial condition.

In Portugal, while we currently face limited competition from independent power producers in generation, we expect that this competition will increase as the industry further liberalizes. Portuguese law requires that contracts for the construction of future power plants in Portugal in the Binding Sector be awarded through competitive tender processes, in which we expect to participate. In a competitive tender process, we may lose opportunities to generate electricity in the Binding Sector in Portugal.

The Portuguese regulatory structure now allows for competition in the supply of electricity, which could adversely affect our sales of electricity. In particular, as more electricity consumers qualify to participate in the market-based Non-Binding Sector in Portugal, more electricity will be sold in the competitive markets where prices may be lower than existing tariffs. Prior to 2002, consumers of electricity were eligible to participate in the Non-Binding Sector as Qualifying Consumers based on minimum annual consumption thresholds set by regulation, which declined annually over the 1999-2001 period. Pursuant to EU directives, the threshold was 20 GWh for 2000 and 9 GWh for 2001. From January 1, 2002 to February 26, 2004, all electricity consumers other than low voltage consumers, which are generally residential and small commercial users, were treated as Qualifying Consumers automatically upon notification to the Portuguese regulatory authority. From February 26, 2004, the eligibility threshold was lowered to extend to special lower voltage consumers. As of the end of February 2004, there were approximately 50,000 consumers eligible to be Qualifying Consumers, which represented approximately 53% of total demand in mainland Portugal in volume terms.

In Spain, the electricity market has been completely liberalized since January 1, 2003. Accordingly, regardless of the type of consumer, voltage or consumption required, every customer can choose its electricity supplier and how the electricity is supplied. In other words, the consumer can choose between a local distributor paying the regulated tariff fixed by the Spanish government, or enter into a contract with a supplier and pay the price agreed by both parties. Despite the complete liberalization of the Spanish market, the majority of consumers have not changed their supplier. Until now, this liberalization has mainly produced effects among medium- and high-voltage consumers. Although fixed rate tariffs are expected to predominate, at least in the short and medium term, among Spanish electricity consumers, especially low voltage consumers, there could be a more pronounced move to contractually-agreed tariffs in the future and these tariffs could be lower than regulated tariffs.

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

During the Figueira da Foz summit of November 8, 2003, the Portuguese and Spanish governments executed a memorandum of understanding that set the timetable for the creation of an Iberian electricity market. On January 20, 2004, the same governments entered into a more detailed agreement known as the international agreement, which was approved by the Portuguese Parliament and ratified by the President of the Republic of Portugal on April 20, 2004. This agreement creates a single Iberian electricity market designated as MIBEL, as part of the process of integration of the electricity markets of both countries. The MIBEL will be limited in the short-term by a lack of high-voltage power lines linking Spain and Portugal, but is expected to be fully operational by 2006.

The scope of increased competition and any adverse effects on our operating results and market share resulting from the full liberalization of the European electricity markets, and in particular the Portuguese and Spanish electricity markets, will depend on a variety of factors that cannot be assessed with precision and that are beyond our control. Accordingly, we cannot anticipate the risks and advantages that may arise from this market liberalization. When further implemented, the organizational model and resulting competition may materially and adversely affect our results of operations and financial condition.

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

In real terms, adjusted for inflation, very high, high and medium voltage tariffs, generally applied to industrial customers, have declined by an average of 3.4% per year over the period 1999 to 2004. The tariffs for low voltage customers have also declined in real terms by an average of approximately 3.1% per year over the same period. For 2004, in nominal terms, tariffs for all voltage levels increased, on average, by 2.1% from the 2003 levels. Although the nominal final tariff charged to consumers increased, on average, across all voltage levels in 2004 by 2.1% from the 2003 levels, the component of the final tariff charged by EDP Distribuição, or EDPD, our distribution company, decreased for the second regulatory period, covering the years 2002-2004, from the tariff charged in the first regulatory period, covering the years 1999-2001. During the first regulatory period, the annual decrease in the tariff charged by EDPD was calculated on the basis of the Portuguese consumer price index, or CPI, less approximately 5%. During the second regulatory period, the figure subtracted from CPI, referred to as the “efficiency factor,” increased to approximately 7%. The net tariffs to be charged by EDPD in 2004 are lower than in 2003, which could adversely affect our profitability in 2004.

In addition, the Portuguese government has implemented selected measures to encourage the development of various forms of electricity production, including auto production (entities generating electricity for their own use that may sell surplus electricity to the national transmission grid), cogeneration, small hydroelectric production (under 10 MVA installed capacity) and production using renewable sources. These alternative producers compete with us in the supply of electricity in the Binding Sector.

The current and future legislation contemplating the early termination of the PPAs could eventually adversely affect our revenues.

Following to the Resolution of the Council of Ministers no. 63/2003 of April 28, 2003, relating to the promotion of liberalization of the electricity and gas markets in furtherance of the organizational structure of the Iberian Electricity Market, the Portuguese government has enacted Decree law no. 185/2003 of August 20, 2003, which contemplates the early termination of the existing power purchase agreements, or PPAs, in accordance with the conditions to be set out in a separate decree law not yet enacted. In addition, EU Directive no. 2003/54/EC of June 26, 2003 designates July 2004 as the final date for implementation of the electricity single buyer system. Although Decree law no. 185/2003 of August 20, 2003 states that operators will be adequately compensated for the loss of the economic benefit of the PPAs, the amount of and the criteria for determining the compensation have not yet been defined and our generation revenues could otherwise be adversely affected if our generation companies do not sufficiently replace electricity purchases on the same terms as previously made by REN-Rede Eléctrica Nacional, S.A. or REN. In addition, our operating margins may be adversely affected by new costs that are currently compensated through PPAs.

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

Our operational cash flow is affected by variable hydrological conditions.

Hydroelectric plants, which are powered by water, account for approximately 54% of our generation capacity in mainland Portugal. Our hydroelectric generation in Portugal is dependent on the amount and location of rainfall and river flows from Spain, all of which vary widely from year to year. Consequently, there is a high degree of variation in levels of hydroelectric production.

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

We have made capital expenditures to minimize the impact of our operations on the environment, including measures to comply with applicable law and expect to make approximately € 40 million of such capital expenditures in 2004. Major expenditures so far include capital expenditures to limit SO2 and NOX emissions in generation and to install underground cables in our distribution network. In October 2002 we initiated the use of fuel with a 1% sulfur content in order to comply with environmental regulations requiring us to reduce the level of sulfur in the fuel oil we consume, and as a result we have incurred higher fuel costs. Under the EU Directive relating to the emission of pollutants from Large Combustion Plants, Portuguese environmental authorities are currently creating a plan, called the National Emissions Reduction Plan, to reduce SO2 and NOx emissions. This plan is expected to be formally approved during the second half of 2004. Additionally, with regard to CO2 emissions, new proposals defining green house gas emission reduction measures were put forward for public comment in 2003, and are expected to be implemented in Portugal in 2004. Although we expect to be in timely compliance with these new requirements, such requirements could necessitate additional licenses or the acquisition of emission rights and result in higher electricity costs.

RISKS RELATED TO OUR OTHER BUSINESSES

Our involvement in Brazil and in other international activities subjects us to particular risks that could affect our profitability.

Although we have not recently made significant additional investments in our Brazilian electricity business, we have significant investments in electricity-related projects in Brazil and other international investments. Our investments in Brazil and in other countries present a different or greater risk profile than that of our electricity business in Portugal and Spain. Given the size of our operations in Brazil relative to that of our other international investments, these risks are particularly relevant to our Brazilian operations where, for example, we have experienced adverse currency fluctuations and an uncertain regulatory regime. Risks associated with our investments in Brazil and other international investments include, but are not limited to:

•	economic volatility;

•	exchange rate fluctuations and exchange controls;

•	strong inflationary pressures;

•	government involvement in the domestic economy;

•	political uncertainty; and

•	unanticipated changes in regulatory or legal regimes.

There can be no assurance that we will successfully manage our operations in Brazil and other international operations.

Exchange rate instability and, in particular, fluctuations in the value of the Brazilian real against the value of the U.S. dollar may result in uncertainty in the Brazilian economy, which may affect the results of our Brazilian operations. As a result of inflationary pressures, the Brazilian currency has been devalued periodically over the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies. During 2002, the exchange rate depreciated 52.2% against the U.S. dollar, while during 2003 it appreciated 18.2% against the U.S. dollar. In addition, we are exposed to translation risk when the accounts of our Brazilian businesses, denominated in Brazilian reais, are translated into our consolidated accounts, denominated in euro. We cannot predict movements in Brazil’s currency, and, since long-term Brazilian currency hedges are not available, a major devaluation of the real might adversely affect our results of operations.

Regulatory, hydrological and infrastructure conditions in Brazil may adversely affect our Brazilian operations.

We hold interests in Brazilian distribution companies and have invested in Brazilian generation projects. In the past, our distribution activities in Brazil were adversely affected by regulatory, hydrological and infrastructure conditions in Brazil. Our generation projects in Brazil were also adversely affected by these conditions. These conditions could have a similar adverse effect on our Brazilian generation and distribution operations in the future.

Delays by the Brazilian energy regulatory authorities in developing a regulatory structure that encourages new generation have led to, and might in the future contribute to, shortages of electricity to meet demand in some regions of Brazil. Additionally, drought conditions in Brazil have limited and might also in the future limit the supply of electricity available for our distribution companies in Brazil. A lack of capacity in the electricity transmission system has limited and might also in the future limit the ability of generation plants operating in geographical areas with abundant rainfall to transmit generated electricity to distribution companies operating in areas experiencing drought conditions. Sales by these distribution businesses have been and might in the future be affected by these conditions that limit the supply of electricity available for distribution.

As a result of a shortage of electricity and lack of transmission capacity, the Brazilian federal government implemented an electricity-rationing plan in June 2001. Although the rationing program ended on February 28, 2002, its implementation had an adverse effect not only on electricity consumption, which decreased significantly during the period the program was in effect, but on consumption habits in affected areas. As a result, we anticipate that a recovery in consumption to pre-rationing levels may take some time. The lower demand from consumers has affected and will continue to affect demand for electricity from our distribution businesses in Brazil. While the period up to and during the rationing period was characterized by electricity shortages, the post-rationing period was characterized by surplus electricity as a result of decreased consumption combined with abundant rainfall after a long drought. Consequently, in 2002 and 2003 our Brazilian operations could only dispose of surplus electricity at depressed prices.

In 2004, laws regarding the New Model for the Brazilian electric utility sector were approved. As the regulations for the New Model have not yet been implemented, there is a risk that the new regulations may not be favorable for us. In addition, the New Model contemplates significant control by the Brazilian government, creating uncertainty regarding competition and further investments in the private sector.

Tariffs of distribution companies in Brazil currently consist of two components: non-manageable costs and manageable costs. The main purpose of this split is the maintenance of an adjusted tariff for inflation and the sharing of efficiency gains with consumers. The aim of distribution tariffs is to pass non-manageable costs through and to index manageable costs to inflation. Although it is expected that the New Model will maintain the pass-through of non-manageable costs, there might be delays in readjustment of the tariffs in the event of large macro-economic fluctuations (e.g., inflation and exchange rates). There can be no assurance that regulations implementing the New Model will fully mitigate the risk of delayed tariff adjustments.

Due to problems with natural gas supply to the Northeast region of Brazil, the Brazilian regulator decided to reduce the capacity of all thermal plants in that region that can be used for energy trading. It is unlikely that there will be an increase in the natural gas supply in the Northeast in the short term. This constraint represents a risk for all thermal plants in the region, as it reduces the revenue potential of such plants.

We face new risks and uncertainties related to our new non-electricity businesses.

We have limited experience operating a large-scale telecommunications business and limited experience in gas. In entering and operating these business areas we face managerial, commercial, technological and other risks, as well as regulatory regimes, including fees and licensing requirements and operating restrictions, that are different from the ones we have faced in the past. If we fail to manage these risks and operate these businesses effectively, our ability to develop successfully and achieve profitability in these business areas would be affected. In 2003, our telecommunications businesses had a loss before taxes of € 148.7 million.

We intend to develop an Iberian gas business as complimentary to and strategically aligned with our electricity business. Please see “Item 4. Information on the Company—Strategy—Iberian energy—Developing an Iberian gas business” for more information on our gas strategy. Increased involvement in the gas industry will expose us to new risks including demanding governmental and environmental industry regulation and economic risks relating to the fluctuations in the price of energy, currencies and time-lags between purchase and sale prices. There can be no assurance that we will successfully manage the development of our gas business, and a failure to do so could have an adverse effect on the profitability of our consolidated results of operations.

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

Restrictions on the exercise of voting rights, as well as special rights granted to the Portuguese government, may impede an unauthorized change in control and may limit our shareholders’ ability to influence company policy.

Under our Articles of Association, no holder of ordinary shares, except the Republic of Portugal and equivalent entities, may exercise voting rights that represent more than 5% of our voting share capital. In addition, specific notification requirements are triggered under our Articles of Association when shareholders purchase 5% of our ordinary shares and under the Portuguese Securities Code, or Cod.VM, when purchases or sales of our ordinary shares cause shareholders to own or cease to own specified percentages of our voting rights. The Portuguese government enacted Decree law no. 49/2004 of March 10, 2004, which revoked the former law requiring approval of the Portuguese Ministry of Finance for a person to be able to acquire more than 10% of our ordinary shares

In connection with the offering by the Portuguese government of our ordinary shares in October 2000, and pursuant to Article 13 of Decree law no. 141/2000 of July 15, 2000, known as the Privatization Decree Law, special rights were granted to the Portuguese government. The government will have these rights so long as it is an EDP shareholder. These rights provide that, without the favorable vote of the government, no resolution can be adopted at our general meeting of shareholders relating to:

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

We were incorporated in 1976 under the name EDP—Electricidade de Portugal, E.P., as a result of the nationalization and merger of the principal Portuguese companies in the electricity sector in mainland Portugal. Following the sale by the Republic of Portugal in October 2000 of 20% of our outstanding ordinary shares, after a four-phase privatization process that started in 1997, we are approximately 26.1% owned, directly or indirectly, by the Republic of Portugal and an additional 4.84% of our shares are held by Caixa Geral de Depósitos, S.A., a state-owned bank. Other significant shareholders include BCP—Banco Comercial Português S.A., or BCP (5.05%), Iberdrola, S.A. (5%) and, indirectly, Brisa—Autoestradas de Portugal S.A., or Brisa (2%).

The following chart shows our current structure and a list of the primary companies and investments within the EDP Group. For a more detailed listing and description, please see “—Subsidiaries, Affiliates and Associated Companies” and note 9 to our consolidated financial statements.

EDP, S.A.
Iberian Electricity Market
PORTUGAL
100% EDP Produção
Generation / Trading
100% CPPE
Engineering and O&M
100% EDP Produção EM
80% Tergen
60% O&M Serviços
35% Ecogen
Renewables
100% Enernova
100% EDP Produção Bioeléctrica
Distribution
100% EDP Distribuição
Supply
60% EDP Energia 40%
100% EDP Energia Ibérica
Laboratory Activities
100% Labelec
Spain
40% Hidrocantábrico
Generation
90% Elerebro
90% D.E. Bahía Cadiz
16% AIE Trillo
Distribution
100% HC Distribuición
Supply
100% HC Energía
Trading
100% Cantábrico Trading
Special Regime
100% Generaciones Especiales
80% SINAE
Gas
57% Naturcorp
Gas de Asturias 100%
100% Gas Capital
Telecommunications
46% SPTA
35% Retecal
Brazil
100% EDP Internacional, SGPS
100% EDP Brasil
Generation
100% Energest
80% FAFEN Energia
14% Investco (Lajeado)
59% Enerpeixe
49% Couto Magalhães
Trading
100% Enertrade
Distribution
97% Bandeirante
52% Escelsa 2%
65% Enersul
CERJ 11%
Support Services
100% EDP VALOR
100% MRH
100% Sãvida
100% SCS
100% EDP Imobiliária
100% Edalpro
100% EDP Finance BV
100% EDP Ireland
100% Energia RE
Telecommunications
56% ONI, SGPS
100% ONI Telecom
60% ONI Açores
70% ONI Madeira
100% ONI Multimédia
100% ONI Plataformas
100% ONI Web
100% Grupo Comunitel
60% U Call 40%
Information Technology
100% Edinfor
50% ACE Holding, SGPS
100% IT - LOG
100% IT - GEO
99% Copidata
90% Edinfor, Sol. Inform (Brasil)
10%
53% Central-e
Financial Investments
17% EEGSA (Guatemala)
21% CEM (Macau)
31% ELECTRA (Cape Verde)
30% REN
100% EDP Participações SGPS
4% BCP
14% GALP Energia
20% Turbogás
10% Tejo Energia
10% EDA
50% Geoterceira
11% Valorsul
40% Portsines
29% Tanquipor
45% Affinis
5% Efacec

General Note:
The percentages are rounded. Some ownership percentages indicated above reflect indirect ownership.

BUSINESS OVERVIEW

Iberian Energy

Electricity

Historically, electricity has been our core business. We underwent a restructuring in 1994, at which time we formed subsidiaries to operate in the areas of electricity generation, transmission and distribution. Following the government’s purchase from us of a 70% interest in REN in 2000, our two principal electricity subsidiaries were our electrical generation company, CPPE, and our distribution company, EDPD, which was formed in early 2000 by the merger of our four wholly-owned distribution companies. These two wholly-owned subsidiaries, together with REN, carried out electricity generation, transmission and distribution activities in Portugal. On March 29, 2001, we announced the creation of EDP—Gestão da Produção de Energia, or EDP Produção, a subsidiary that began operations in July 2001 and now holds most of our Portuguese energy production-related units as part of measures we are implementing to boost efficiency.

As the largest producer and distributor of electricity in Portugal, we currently hold the leading position in the Portuguese market. In 2003, we accounted for approximately 82% of the installed generation capacity in the Public Electricity System and 99% of the distribution in the Public Electricity System. REN, in which we hold a 30% equity interest, accounted for 100% of the transmission in the Public Electricity System. Our 2003 operating revenues amounted to € 6,977.5 million (US$ 8,491.6 million), approximately 90% of which represented electricity sales, yielding operating income of € 905.7 million (US$ 1,102.3 million). As of December 31, 2003, our total assets were € 18,650.7 million (US$ 22,697.9 million), and shareholders’ equity was € 5,298.0 million (US$ 6,447.7 million).

The following table shows our revenues by activity and geography:

	Year ended December 31,
	2001	2002	2003
	(millions of EUR)
Energy(1)
Portugal	4,599	5,001	5,038
Spain	0	324	675
Brazil	691	669	1,008
Telecommunications
Portugal	126	187	161
Spain	62	134	170
Information Technology	189	224	186
Adjustments(2)	(16)	(151)	(261)

Total	5,650	6,387	6,978

(1)	Consists of electricity in Portugal and Brazil and electricity and gas in Spain.
(2)	Revenue figures for each year have been adjusted to include revenues from services and to exclude intercompany transactions.

In Portugal, we create power for consumption in both the Public Electricity System and the Independent Electricity System. In 2003, our generating facilities in Portugal had a total installed capacity of 7,940 MW. In the transmission function, REN operates the national grid for transmission of electricity throughout mainland Portugal on an exclusive basis pursuant to Portuguese law. REN also manages the system dispatch and the interconnections with Spain. In our distribution function, EDPD carries out Portugal’s local electricity distribution almost exclusively. EDPD provided more than 5.7 million customers with 38,916 GWh of electricity in 2003.

We expect regional markets for electricity to develop in Europe as an initial stage in the development of an integrated and liberalized electricity market with the EU. For geographical and regulatory reasons, we anticipate that an Iberian electricity market will be the regional market for our core electricity business in the near future. Accordingly, we consider our core electricity business to include our operations in the Portuguese and Spanish electricity markets. In a process that took place during 2001 and 2002, we expanded our energy operations with the acquisition of a 40% interest in Hidroeléctrica del Cantábrico S.A., or Hidrocantábrico, a Spanish electricity and gas utility company. Hidrocantábrico operates electricity generation plants and distributes and supplies electricity and gas in the Iberian Peninsula, mainly in the Asturias and Basque regions in Spain. Beginning in June 2002, we have consolidated on a proportional basis 40% of Hidrocantábrico.

Gas

We also have investments, notably in gas utilities, which we regard as complementary to our core electricity business.

Since July 2000, we have held a 14.27% ownership interest in GALP, SGPS, S.A. or GALP, a holding company with interests in GDP – Gás de Portugal, SGPS, S.A., or GDP, and Transgás—Sociedade Portuguesa de Gás Natural, S.A., or Transgás, companies that transport and supply natural gas throughout Portugal, and Petrogal, a company involved in oil refining and distribution and the production of petroleum products.

In April 2003, the Portuguese government announced recommendations concerning the reorganization of the Portuguese energy sector, in the context of which we may become a major participant in the Iberian combined gas and electricity sector. This announcement included recommendations that Portuguese gas and electricity activities be combined and developed by us in order to strengthen our position in the competitive Iberian market. In connection with the Portuguese energy sector reorganization, in March 2004 we entered into an agreement to purchase, together with Eni, S.p.A., or Eni, and REN, the entire share capital of GDP. The agreement is subject to specified conditions including the approval of the relevant competition authorities. For more information on this transaction, please see “—Strategy—Iberian Energy.” In addition, in November 2003 we entered into agreements to purchase interests in Portgás – Sociedade de Distribuição de Gás, S.A., or Portgás, and Setgás – Sociedade de Produção e Distribuição de Gás, S.A., or Setgás, two of the major regional gas distribution companies in Portugal. For more information on these transactions, please see “—Strategy—Iberian energy—Developing an Iberian gas business.”

Our interests in the gas sector in Spain are held through our 40%-owned subsidiary Hidrocantábrico, which is the controlling shareholder in Naturcorp, the leading gas company in the Basque region of Spain. For more information on our participation in the Spanish gas sector, please see “—Spain-History and Overview.”

Telecommunications

In 2000, taking into consideration our existing resources and expertise, we decided to pursue the telecommunications and information technology businesses.

Currently, ONI, SGPS, S.A., or ONI, our 56%-owned subsidiary and the holding company for our telecommunications businesses has the overall responsibility for strategic and financial matters relating to our telecommunications business segments. Pursuant to a recent reorganization, ONI’s businesses are currently focused on two main areas: wireline Portugal and wireline Spain, which areas are discussed in more detail in “—Telecommunications.”

Information Technology

We pursue the information technology business through our wholly owned subsidiary EDINFOR—Sistemas Informáticos, S.A., or EDINFOR, which holds a 58% interest in ACE—Holding SGPS, S.A., or ACE. ACE owns 100% of CASE—Concepção e Arquitectura de Soluções Informáticas Estruturadas, S.A., or CASE. CASE provides consulting and information systems services to us and to third parties.

Group capital expenditures and investments

The following table sets forth our capital expenditures and investments for the years 2001 through 2003, divided into operating investment and financial investment. Operating investment generally refers to the development and acquisition of fixed assets and financial investment generally refers to the acquisition of equity interests in companies.

	Year ended December 31
	2001	2002	2003
	(thousands of EUR)
OPERATING INVESTMENT:
Energy:
Portugal:
Generation:
Thermal/Hydro	109,646	204,979	213,851
Renewable: wind	6,574	11,397	38,533
Renewable: biomass(1)	0	35,205	922
Cogeneration	13,142	9,618	33
Engineering and Operations and Maintenance(2)	2,371	15,264	7,809

Total Generation	131,733	276,463	261,147
Distribution:(3)
Investment, net of subsidies	181,938	241,551	263,056
IT Systems (transfer from EDINFOR to EDPD)	0	80,547	11,974
Subsidies in kind (assets)	69,533	54,095	61,039
Subsidies in cash	78,490	56,853	59,714

Total Distribution	329,961	433,046	395,783
Supply(4)	980	8,337	6,218
Total technical costs	462,674	717,846	663,148
Financial costs capitalized	15,867	15,361	24,005

Total Portugal	478,541	733,208	687,152
Spain:
Hidrocantábrico(5)	0	84,775	70,528

Total Spain	0	84,775	70,528

Total Energy Portugal and Spain	478,541	817,983	757,680
Brazil:
Generation	40,836	55,600	58,676
Distribution:
Bandeirante	47,226	25,413	39,392
Escelsa	0	16,208	18,639
Enersul	0	25,152	16,184
EDP Brazil	1,608	261	415

Total Brazil	89,670	122,634	133,307
Telecommunications(6) and Information Technology:
Telecommunications	239,019	311,962	28,564
Information Technology	70,977	41,833	58,784

Total Telecommunications and Information Technology	309,996	353,795	87,348
Other:
Other Operating Investment(7)	29,530	45,362	24,939

TOTAL OPERATING INVESTMENT	907,737	1,339,773	1,003,274
FINANCIAL INVESTMENT:
Energy:
Portugal:
Acquisition of additional 10% shareholding in Turbogás	0	20,986	0
Spain:
Acquisition of Naturcorp by Hidrocantábrico(8)	0	0	100,235
Acquisition of Hidrocantábrico by EDP(9)	262,388	520,591	0
Brazil:
Acquisition of share capital of IVEN (Escelsa/Enersul)	209,011	0	0

Total Energy	471,399	541,577	100,235
Telecommunications:
Acquisition of Comunitel by ONI	69,554	0	0

Total Telecommunications	69,554	0	0
Other:
Subscription to BCP rights issue and capital increase	0	30,636	40,599
Acquisition of Escelsa notes(10)	0	379,964	0
Other financial investments	12,328	15,718	40,926

Total Other	12,328	426,318	81,525

TOTAL FINANCIAL INVESTMENT	553,281	967,896	181,760

TOTAL CAPITAL EXPENDITURES AND INVESTMENTS	1,461,018	2,307,669	1,185,034

(1)	Renewable—biomass investment in 2002 includes € 35.2 million relating to an internal transfer of the Mortágua biomass power plant, from EDP, S.A. to EDP Produção Bioeléctrica. As such, this does not affect our cash flow in 2002.

(2)	In 2001, expenditures in engineering and O&M includes the expenditures made by Tergen, HidrOeM and EDP Produção, which companies were created in 2001.
(3)	Distribution includes capital expenditures of EDPD.
(4)	Supply comprises the capital expenditures of EDP Energia, our company operating in the liberalized market.
(5)	Investments represent 40% of Hidrocantábrico’s operational investments.
(6)	Investments for telecommunications include primarily infrastructure.
(7)	Other Operating Investment includes investments by the EDP Group in installations and equipment at the holding company level, investments by our real estate companies and investments by our support services companies.
(8)	Investment represents 40% of Hidrocantábrico’s financial investments in the acquisition of Naturcorp.
(9	Total investment in the acquisition of 40% of Hidrocantábrico amounts to € 782.9 million, of which € 262.4 million was invested in 2001.)
(10)	In 2002 we acquired certain notes issued by Escelsa. For more information on this transaction please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Total capital expenditures and investments of € 1,185.0 million in 2003 represented a 48.6% decrease from total capital expenditures and investments of € 2,307.7 million in 2002. This decrease was primarily due to lower financial investments in 2003 compared to 2002. In 2002, we finalized the acquisition of our 40% stake in Hidrocantábrico in the amount of € 782.9 million, of which € 262.4 million was paid in 2001 and € 520.6 million in 2002. In addition, in 2002 we also acquired part of Escelsa’s notes issued in U.S. dollars for the total amount of € 380 million. Having reduced the exchange rate risk relating to U.S. dollar debt of our Brazilian subsidiaries, we did not enter into any further debt acquisition programs in 2003. The decrease in total capital expenditures and investments from 2002 to 2003 was also due to a lower level of operational investments in 2003. In Portugal, we made lower operating investments in our distribution business in 2003, reflecting the internal transfer from EDINFOR to EDPD of a commercial and administrative IT system in 2002, and overall investments in generation were lower as a result of the internal transfer in 2002, from EDP to EDP Produção Bioeléctrica, of the investment made in 1999 related to the Mortágua biomass power plant, which does not represent a cash outflow, but was included in our 2002 capital expenditures and investments. Additionally, we had lower expenditures in telecommunications in 2003, as a result of the divestment of our UMTS business.

We expect total operational investments in 2004 to be approximately € 1,200 million, concentrated mainly in generation and distribution.

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

	Year ended December 31,
	2001	2002	2003
	(thousands of EUR)
Total Capital Expenditures and Investments:	1,461,018	2,307,669	1,185,034
Internal Transfers:
IT Systems (from EDINFOR to EDPD)		(80,547)	(11,974)
Mortágua Biomass Power Plant (from EDP, S.A. to EDP Produção Bioeléctrica)		(35,180)
Divestments:
ESSEL	(77,800)
Redal		(26,905)
Optep (Optimus)		(315,000)
Iberdrola			(400,102)
Total Internal Transfers and Divestments	(77,800)	(457,632)	(412,076)

Adjusted Total Capital Expenditures and Investments	1,383,218	1,850,037	772,958

In recent years, a significant part of our capital expenditures on electricity projects in mainland Portugal has been in distribution. Since EDPD is required by law to connect all customers who wish to be supplied by the Public Electricity System, a large part of capital expenditures is spent in connecting new customers, improving network efficiency and developing the network (installing new cables and lines) to accommodate the growth in consumption. In addition, we are required to meet government standards for meter control, which requires us to make further investments in new meters. Our investment in distribution in Portugal in 2003 totaled € 395.8 million compared with € 433.0 million in 2002 and € 330.0 million in 2001, and mainly consisted of recurring capital expenditures necessary for the operation, improvement and expansion of our distribution network in Portugal, including expansion to accommodate growth in consumption and maintenance. In keeping with our strategic goal of reducing recurring capital expenditures in our core electricity business, capital expenditures in distribution declined between 1998 and 2000 due to lower costs in materials and services and a reduced allocation of these costs to capital expenditures. Between 2000 and 2003, EDPD’s capital expenditures increased due to higher investments in the distribution network pursuant to our public commitment to improve the quality of service by reducing the equivalent interruption time in the distribution of electricity. In 2002, the increase in EDPD capital expenditures also reflects the internal transfer from EDINFOR to EDPD of € 80.5 million worth of assets that relate to non-recurring investments made in a commercial and administrative IT system based on the SAP platform. In 2003, EDPD capital expenditures also included € 12.0 million related to the transfer of this IT system. As such, this transfer did not affect our cash flow in 2002 and 2003.

Under current regulations in Portugal, we receive contributions directly from customers for a portion of our capital expenditures for new connections to the transmission and distribution networks. The total amount of contributions from customers in 2003 was approximately € 121 million compared with approximately € 111 million in 2002.

During 2003, we invested € 261.1 million in generation in Portugal, compared with € 276.5 million in 2002 and € 131.7 million in 2001. The higher capital expenditures in 2003 and 2002 compared to 2001 were primarily a result of expenses incurred due to the start of construction of the first two 392 MW units of the TER CCGT plant and of the two 94 MW units of the Venda Nova hydroelectric plant. We expect a similar level of operational investment in generation in Portugal in 2004.

In Portugal, we expect to focus future distribution capital expenditures on connecting new clients and improving the quality of the electricity service through a more efficient network. We expect to concentrate future generation capital expenditures on the development of new hydroelectric projects and in the construction of the new TER CCGT power plant. Future capital expenditures in generation may also include special projects such as co-generation and wind power generation opportunities. While the actual amount of our future investments will depend on factors that cannot be currently foreseen, we expect to incur recurring capital expenditures of approximately € 700 million annually in the aggregate in our core electricity generation and distribution businesses in Portugal during this period.

In Spain, apart from the capital expenditure of € 250.6 million (100% of Hidrocantábrico’s investment) for the acquisition of Hidrocantábrico’s 62% stake in Naturcorp, we incurred additional capital expenditures of € 176.3 million (100% of Hidrocantábrico’s investment) during 2003 on generation, electricity distribution and on special regime generation projects. Hidrocantábrico’s 2003 operational investments decreased compared to 2002, due to lower investments in generation and electricity distribution activities. Investments in generation decreased due to the completion of the Castejón CCGT plant in September 2002. As for electricity distribution activity, fewer investments were made in expansion outside Asturias (northern region of Spain). Investment in special regime generation increased in 2003 with the construction of the P.E. del Cantábrico (65 MW), the P.E. Arlanzón (34 MW) and the P.E. Albacete (124 MW) wind farms.

In line with our strategic objectives of building our fixed line telecommunications and our international activities, we also may incur additional capital expenditures in connection with these activities and other strategic investments as well as non-recurring capital expenditures such as for information technology. With respect to investments in Brazil, we currently expect to fund any future capital expenditures with cash flow generated by local operations and or by reais-denominated debt.

We made capital expenditures related to environmental matters in 2003 and 2002 of approximately € 15 million. We expect these capital expenditures to amount to approximately € 40 million in 2004, of which € 20 million will be related to new investments in emissions abatement equipment in the Sines power plant, in order to adapt the facility to the new environmental regulations relating to SO2 and NOx emissions.

Over the next three years, we expect to incur capital expenditures of approximately € 3.25 billion, more than 75% of which will be dedicated to the expansion of electricity generation facilities in Portugal and Spain, including renewable energy facilities, and the improvement of the quality of our electricity distribution network in Portugal.

We believe that cash generated from operations and existing credit facilities is sufficient to meet present working capital needs. We currently expect that our planned capital expenditures and investments will be financed from internally generated funds, existing credit facilities and customer contributions, which may be complemented with medium or long term debt financing and equity financing as additional capital expenditure and financial investment requirements develop. To learn more about our sources of funds and how the availability of those sources could be affected, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

International Investments

Apart from Spain, we have made a number of international investments in the electricity and water sectors in Brazil, Cape Verde, Guatemala and Macau. We have actively sought opportunities outside of Portugal in which we could capitalize on our existing strengths. In 2003 and in 2004 to date, we have not initiated any new international investment projects. In accordance with our strategy of shareholder value creation, we have divested in non-strategic holdings in Chile and Morocco. We have also reorganized our shareholding in CEM – Companhia de Electricidade de Macau, or CEM. As a result, China Power International Holding, a Chinese electricity company, has acquired a 6% interest in CEM and our stake in CEM has decreased slightly, from 21.78% to 21.19%. For more information on CEM and this transaction, please see “—Other Investments and International Activities.”

STRATEGY

Our principal strategic objective is the creation of shareholder value through the achievement of sustained real earnings growth and our primary strategic focus is on energy activities in the Iberian Peninsula. Accordingly, we have redefined our concept of our domestic market to include the Iberian Peninsula and are positioning ourselves for the Iberian electricity market that will develop in the future. In this context, we acquired operating control of Hidrocantábrico in 2001, the fourth largest electricity operator in Spain, which, in turn, acquired Naturcorp, the second largest gas operator in Spain, in 2003.

While expanding into the Spanish gas and electricity sectors, we are also strengthening our core electricity business in Portugal. During recent years, we have been making considerable efforts to optimize and restructure our Portuguese generation and distribution activities in preparation for the full liberalization of electricity supply in Portugal and the expected integration of the Portuguese and Spanish electricity markets. In connection with these efforts, we are taking steps to improve the quality of service through cost-conscious investment in technical and commercial infrastructure, particularly in the areas of electricity distribution and sales, and further restructure our human resources, primarily in our distribution business. In this regard, we have had and continue to have programs in place that are aimed at reducing our headcount and we intend to expand our sales and customer service human resource capabilities. We are also increasing our electricity generation capacity through modernization of existing facilities and selective development of new facilities, in each case mindful of environmental requirements and concerns.

Outside of our Iberian energy activities, we have also sought to focus on our core business through divestiture of non-strategic financial investments, as demonstrated by our sale in 2003 of our 3% stake in the Spanish electricity company Iberdrola, and to selectively pursue other business activities that are complementary to our energy activities. These other business activities include selectively pursuing international opportunities in electricity, developing our telecommunications business in Portugal and Spain, and restructuring our information technology business.

IBERIAN ENERGY

Our primary strategic focus is the Iberian energy market. We are the leading electricity company in Portugal. We also intend to develop activities in the Portuguese gas sector by translating our financial investment in GALP into a controlling stake in GDP. In Spain, we exercise operating control over Hidrocantábrico and maintain a successful partnership with Hidrocantábrico’s other shareholders: Energie-Baden-Württemberg AG, or En BW, a German utility company, and Cajastur — Caja de Ahorros de Asturias, a Spanish savings bank, or Cajastur. Hidrocantábrico acquired a 62% stake of Naturcorp in March 2003 and currently has a 56.8% stake in Naturcorp after Gas Natural exchanged its 50% interest in Gas de Euskadi, a subsidiary of Naturcorp, for a direct interest in Naturcorp.

In the Iberian energy market our strategic objectives are:

•	preserving the value of our Portuguese electricity business in light of the liberalization of the Portuguese electricity market and the creation of an integrated Iberian market;

•	growing our electricity Iberian platform through Hidrocantábrico; and

•	developing an Iberian gas business by leveraging our existing assets.

Preserving the value of our Portuguese electricity business

In our Portuguese electricity business, we face increasing competition arising from the liberalization of the electricity market in Portugal, in the Iberian Peninsula and throughout the EU. In July 2004, the entire Portuguese electricity market is expected to be liberalized, meaning that all customers will be free to choose their electricity supplier. Competition in electricity supply will also increase as the newly created Iberian electricity market comes into operation. Additionally, we face increasing pressure on the operating margins of our electricity distribution business in Portugal due to regulation of electricity tariffs in the Public Electricity System.

In response to these challenges, we plan to:

•	continue efforts to enhance earnings and maintain our leading market share of generation and distribution in the liberalized and growing Portuguese electricity market, while also capitalizing on growth opportunities created by increasing liberalization within the EU, particularly in the Iberian electricity market; and

•	continue our program to increase the efficiency of our Portuguese electricity operations, reduce related costs with the goal of achieving international best practice standards, and minimize the impact of tariff reductions in the current regulatory period on operating margins of our electricity distribution business.

In pursuing these objectives, we intend to:

•	pursue effective marketing to both new and existing customers, particularly those that benefit, or will benefit, from competitive alternatives in the Non-Binding Sector (where we are present through our subsidiary EDP Energia);

•	continue to provide high quality and cost-effective services to the Binding Sector and the Non-Binding Sector;

•	further centralize our corporate structure, as we have done with the merger of our four distribution companies into EDPD and the centralization of most of our generation companies in EDP Produção;

•	continue to centralize and improve the efficiency of our administrative activities, such as accounting, and procurement, with the aim of achieving cost savings in supplies of goods and services and personnel reduction, to which end we created EDP Valor, a company that integrates some of our service companies by consolidating resources and centralizing purchasing activities;

•	identify opportunities to achieve future reductions in overhead expenses through the continued implementation of the “Efficiency Program” started in the beginning of 2002, in connection with which we have agreed with the Portuguese electricity regulator on an appropriate tariff mechanism that can facilitate further efficiency improvements through personnel reduction at EDPD; and

•	continue to monitor the level of recurring capital expenditures in our Portuguese electricity business.

Growing our Iberian electricity platform

In light of the intended integration of the Spanish and Portuguese electricity sectors, we have expanded the definition of our domestic market to embrace the entire Iberian Peninsula. Following our acquisition of a 40% interest in Hidrocantábrico at the end of 2001, we became the first Iberian company to own significant generation and distribution assets as well as a meaningful customer base in both Portugal and Spain – two EU countries with among the highest electricity consumption growth rates in the European Union.

To grow our Iberian electricity platform, we intend to:

•	position ourselves to benefit from the creation of an Iberian electricity market and pursue growth opportunities in Spain by leveraging on our investment in Hidrocantábrico;

•	grow our customer base by capitalizing on the fully liberalized electricity market in Spain;

•	take advantage of a combined electricity and gas service offering in Spain through the activities of both Hidrocantábrico and Naturcorp and in Portugal through the activities of EDP and GDP; and

•	increase generation capacity through the construction of a new CCGT power plant, the development of renewable energy generation projects, primarily through the construction or acquisition of new wind farms, and the increase of capacity in existing plants to cope with strong consumption growth.

Developing an Iberian gas business

We view the gas business as being highly complementary to electricity and of great strategic attractiveness. Both Portugal and Spain have gas and electricity consumption growth rates above the EU average. Each country requires new capacity to be gradually added and CCGT plants, fired by gas, are considered to be an advantageous option to meet the Iberian electricity system expansion requirements because of their lower investment costs required per MW, greater efficiency, lower operating and maintenance costs and lower emission levels compared to other thermal generation plants. Since new gas-fired generation capacity is expected to be added to the Iberian electricity system, power generators, which are already among the largest gas consumers in the Iberian Peninsula, are and will continue to be the facilitators of the development and sustainability of the gas business in the Iberian Peninsula, although their competitive position will increasingly depend on gas prices and the flexibility of gas contracts. The natural gas market is characterized by the existence of long-term contracts. For electricity generators, long-term contracts in the natural gas market are usually indexed to the price of oil, are of a take-or-pay nature and restrict the final destination of contracted gas. Since gas represents a substantial portion of gas-fired power plants’ total costs, access to flexible and competitive gas contracts is of paramount importance to increase the efficiency of CCGT power plants.

There are two main reasons for us to develop an integrated Iberian gas business:

•	to increase the competitiveness and efficiency of our gas-fired power plants. By being involved in both gas distribution and electricity generation we expect to be able to mitigate the risk presented by variable gas prices while increasing the flexibility of gas sourcing and placing; and

•	to capture synergies from distributing both gas and electricity to final consumers, leveraging on our existing electricity client base and on the sharing of infrastructure and system costs.

In April 2003, the Portuguese government announced recommendations concerning the reorganization of the energy sector, as a result of which we have the opportunity to become a major participant in the Iberian combined electricity and gas sector. According to the government’s recommendations, gas and electricity in Portugal should be combined and developed by us in order to take advantage of the synergies and flexibility that will result from integrated management of these activities.

In the context of the reorganization of the Portuguese energy sector, in March 2004 we entered into an agreement to purchase, together with Eni and REN, the entire share capital of GDP, which operates in the Portuguese gas sector and owns assets for the transport and distribution of gas. The completion of the agreement and related transactions is subject to specified conditions, including approval of the relevant competition authorities. Pursuant to this agreement, initially we, Eni and REN will hold 33.34%, 33.33% and 33.33%, respectively, of GDP’s share capital, although REN will only participate in GDP on a temporary basis. The agreement provides that the cost of the stake of each buyer will be € 400 million. In connection with the purchase agreement, we also entered into a shareholders’ agreement with Eni and REN that provides rules for the temporary governance of GDP (until the exit of REN) and the mechanism by which REN will exchange its stake in GDP for GDP’s high pressure gas network assets. Following the exit of REN, we and Eni will own 51% and 49% of GDP, respectively. Accordingly, we also entered into a shareholders’ agreement with Eni that will govern the management of GDP following the exit of REN and includes the terms of collaboration between Eni and us and the exit clauses in the case of a deadlock event that cannot be resolved. In the case of a deadlock, we will have a call option over Eni’s stake in GDP. If we do not exercise this call option within the time specified in the agreement, Eni will have a call option over our stake in GDP. As we intend to leverage our stake in GALP to acquire our position in GDP and focus on the gas business rather than oil-related activities, we also agreed with Parpública – Participações Públicas, S.G.P.S., S.A., or Parpública, on a mechanism for us to exit the share capital of GALP. Pursuant to this agreement, Parpública has a call option to acquire our 14.27% stake in GALP for € 456.7 million and we have a put option to sell our stake in GALP to Parpública on the same terms. Parpública’s call option may be exercised from March 31, 2004 until one year after acquisition of the GDP shares by EDP, Eni and REN. Our put option may be exercised during the 3-month period after the expiration of the period for the exercise of Parpública’s call option.

We have also entered into agreements to acquire stakes in the two main Portuguese regional gas distribution companies: Portgás and Setgás. Portgás has the concession to distribute gas in the districts of Porto, Braga and Viana do Castelo. We have entered into a call option agreement with GALP, GDP and GDP Distribuição, SGPS, S.A. to acquire a 46.265% shareholding in Portgás. We may exercise this option for 18 months from November 2003 by paying € 86,400,000, subject to adjustments for variations in share capital and shareholder loans. At the same time, we entered into a call option agreement with CGD to acquire all of the shares of NQF – Projectos de Telecomunicações e Energia, S.A., or NQF, which owns 12.9% of Portgás. Under the same agreement, we have granted to CGD a put option pursuant to which CGD may sell the NQF shares to us. The put option may be exercised at any time between June 15, 2004 and September 15, 2004 at an agreed price of € 64,942,880.57. NQF also owns 10.1% of Setgás, which has the concession to distribute gas in the district of Setubal. Completion of the transactions involving Portgás and Setgás are subject, among other things, to approval by competition authorities, for which application has been made.

Our current interest in the gas sector in Spain consists of our 40% holding in Hidrocantábrico, which controls Naturcorp, with more than 500,000 customers and approximately 10% of Spain’s regulated revenues for gas distribution, or 8% of GWh of gas distributed. For more information on our participation in the Spanish gas sector, please see “—Spain—History and Overview.”

INTERNATIONAL ACTIVITIES

Although our core business has historically been electricity in Portugal, it has evolved to include the Iberian energy market. However, international opportunities arise in the electricity business and related businesses through which we believe we can achieve attractive returns. In international investments, we have looked particularly toward Brazil, where we believe we can play an active role in managing the electricity operations in which we are involved and where potential returns may be attractive. During the first half of 2003, we reassessed our Brazil strategy and are undertaking the following initiatives with the goal of rationalizing our Brazilian operations by making them more self-sustaining and independently managed:

•	corporate restructuring: integration of all activities in Brazil under our subsidiary, EDP Brazil, which will consolidate not only financial results but also planning and strategic control;

•	capital restructuring: assessment of the capital structure of EDP Brazil and its subsidiaries;

•	corporate governance: harmonization and alignment of the corporate governance structures and procedures of EDP Brazil’s subsidiaries, with a view toward improving the efficiency and transparency of governance and the decision-making process;

•	strategic positioning: introduction of the necessary adjustments to our existing investments with the aim at obtaining greater added value for shareholders and the establishment of strategic platforms for the development of future businesses; and

•	generation of synergies: ensuring that EDP Brazil is worth more than the sum of its parts, thus providing adequate remuneration of capital employed, through initiatives such as the re-launch of an efficiency program and analysis of the feasibility of shared services.

We regularly review our international investments and may change their focus over time consistent with our strategic objectives. In this regard, we continuously monitor our investment portfolio in order to capitalize on our ability to efficiently manage electricity operations through significant influence or control. For a more detailed discussion of our international activities, you should read “—Brazil” and “—Other International Activities and Strategic Investments.”

TELECOMMUNICATIONS

Our telecommunications activities are conducted through ONI, our telecommunications subsidiary comprised of various business units. ONI is a fixed line telecommunications operator primarily focused on corporate clients and provides voice and data services in Portugal and Spain.

We plan to build on our existing operations in order to achieve a competitive role in the corporate fixed line telecommunications sector in Portugal and Spain, which we regard as attractive markets of suitable size and high growth potential. We based our decision to enter and develop this business on our ability to capitalize on our existing infrastructure, including access to an extensive fiber optic backbone, to leverage our existing resources, including a large base of customers and suppliers, and to use our existing telecommunications operations as a platform for expanded activities.

Although our plans and strategy continue to evolve and adapt to trends in the telecommunications sector, we currently anticipate emphasizing the following business areas:

•	fixed line operations, using ONI’s fixed line voice and data operations as a platform; and

•	Internet access services, building on ONI’s Internet service provider activities.

We also have allied and expect to ally ourselves with other partners who may bring resources and synergies to facilitate our efforts to develop a presence in each of these business areas. For a more detailed discussion of our telecommunications activities, please see “—Telecommunications.”

INFORMATION TECHNOLOGY

We are involved in the information technology market mainly through EDINFOR. During the second half of 2003, and following a decision to allow participation of a strategic partner in EDINFOR’s share capital, we have been implementing several initiatives that will facilitate the success of a future partnership. Such initiatives include the improvement of the relationship with the EDP Group, the increase of sales outside the EDP Group and the winding up and/or merger of 17 companies of the EDINFOR group. In 2004, we hope to find a strategic partner for EDINFOR that will bring to EDINFOR technological expertise. In any partnership eventually entered into, we would seek to ensure that our core information technology systems continue to be run by EDINFOR. With such a partnership in place, we expect to be better able to focus on our core business, while maintaining the availability and security of key systems, and enhancing EDINFOR’s growth potential.

DEVELOPING OF COMPLEMENTARY BUSINESS ACTIVITIES/OTHER UTILITIES

Consistent with our strategy, we are selectively evaluating opportunities that are complementary to our core businesses and that may enable us to achieve cost savings along the chain of activities from us to the consumer and that management expects can generate additional shareholder value.

The acquisition of an interest in Affinis has provided us with the opportunity to become involved in additional commercial activities related to the supply of electricity and gas, such as the provision and servicing of appliances and the installation of utility infrastructure in homes and businesses. For more information on our complementary business activities you should read “—Subsidiaries, Affiliates and Associated Companies” below.

THE IBERIAN ELECTRICITY MARKET

In November 2001, the Portuguese and Spanish governments signed a “Protocol for Cooperation between the Spanish and Portuguese governments for the creation of the Iberian Electricity Market”, or the Protocol, in which they undertook to create an Iberian electricity market based on the principles of free and fair competition, transparency, objectivity and efficiency. In particular, the Protocol was intended to guarantee Portuguese and Spanish consumers better access to domestic and foreign electricity networks and give Iberian electricity operators the freedom to contract with consumers and to engage in distribution activities in a common Iberian electricity pool. The Iberian Electricity Market, or MIBEL, was expected to come into force by January 2003, but has been delayed due to a change in the Portuguese government and the need for harmonization of the Spanish tariff structure. A revised timeframe was agreed to in November 2003 and further implementation details were agreed to in January 2004. For more information on MIBEL, see “—Regulation—Iberian Electricity Market.”

PORTUGAL

ELECTRICITY SYSTEM OVERVIEW

Portuguese Electricity System

Since 1997, Portugal had an electricity market structure pursuant to the legislation enacted by the government that introduced the National Electricity System. The chart below illustrates the structure of the National Electricity System.

Note: Operations that are 100%-owned by us are highlighted in bold.

(1)	We own 10% of Tejo Energia and 20% of Turbogás.
(2)	Began operations in early 1998.
(3)	As of April 2004, none existed.
(4)	At the end of January 2004, approximately 21,300 potential Qualifying Consumers, or “Eligible Consumers”, existed, of which 2,714 had become Qualifying Consumers and 2,028 were already in the Non-Binding Sector. Prior to February 2004, all consumers except low-voltage consumers were Eligible Consumers. Decree law no. 36/2004 of February 26, 2004 provides for the decrease of the eligibility threshold in mainland Portugal to include special low voltage consumers, which are those with subscribed demands above 41.4 KW and voltage levels below 1kV. In March 2004, the regulator published the regulations necessary to allow special low voltage consumers to change their supplier. We expect that in July 2004 all low voltage consumers will become eligible consumers. However, the rules and procedures necessary to the implementation have not yet been created.

The National Electricity System consists of the Public Electricity System, or the Binding Sector, and the Independent Electricity System. The Public Electricity System is responsible for ensuring the security of electricity supply within Portugal and is obligated to supply electricity to any consumer who requests it. Within the Independent Electricity System are the Non-Binding Sector and other independent producers (including auto producers). We and other generators can supply electricity to the Non-Binding Sector. The Non-Binding Sector is a market-based system that permits “Qualifying Consumers” to choose their electricity supplier. Over the past several years the minimum consumption level required to be a Qualifying Consumer has progressively declined and, as of February 26, 2004, Eligible Consumers, i.e., all consumers other than low voltage consumers that are not special low voltage consumers, automatically became Qualifying Consumers after communicating their intention to the regulator to be treated as such. For more information on the liberalization of electricity sales you should read “—Competition.”

The National Electricity System is intended to improve transparency in the costs associated with the supply of electricity and to prepare for a more market-based and competitive electricity supply system in Portugal that continues to fulfill EU requirements.

The Public Electricity System or Binding Sector

The Public Electricity System, or the Binding Sector, includes the binding generation in our generation company, CPPE, the transmission company, REN, in which we have a 30% stake, and our distribution company, EDPD. The Public Electricity System also includes two independent power producers: Tejo Energia’s plant at Pego, in which we have a 10% stake, and the Turbogás plant at Tapada do Outeiro, in which we have a 20% stake. All plants in the Public Electricity System enter into PPAs with REN through which they commit to provide electricity exclusively to the Public Electricity System through REN, acting as the single buyer in the Binding Sector and operator of the national transmission grid. For more information on REN’s activities, you should read “—Transmission” below.

Power plants in the Binding Sector are each subject to binding licenses issued by the Direcção Geral de Geologia e Energia, or DGGE, which has succeeded the Direcção Geral de Energia (DGE), which are valid for a fixed term, ranging from a minimum of 15 years to a maximum of 75 years, but which are revoked upon termination of the related PPAs with REN. These licenses, together with PPAs, require each power plant in the Binding Sector to generate electricity exclusively for the Public Electricity System.

While REN’s responsibilities relate primarily to the transmission of electricity and system dispatch, it is also responsible for working with DGGE to identify potential sites for the installation of new power plants and for the management of wholesale purchases of electricity and sales to distribution companies.

The Independent Electricity System

The Independent Electricity System consists of two parts—the Non-Binding Sector and the other independent producers, including renewable source producers, which include small hydroelectric producers (under 10 MW installed capacity), and cogenerators.

The Non-Binding Sector

At present, the only producers in the Non-Binding Sector are our three wholly-owned embedded hydroelectric generators, which are small hydroelectric plants with more than 10MW installed capacity that deliver all of the energy they produce directly to the distribution system, and CPPE’s CCGT plant in Ribatejo. Although producers in the Non-Binding Sector are required to obtain licenses, they have no obligation to supply electricity to the Public Electricity System. These entities are free to contract directly with Qualifying Consumers. In 2003, the total number of Eligible Consumers in Portugal represented approximately 45% of total demand in mainland Portugal in volume terms. During 2003, 1,430 Eligible Consumers exercised their right to become Qualifying Consumers, of which 1,054 entered into contracts with EDP Energia and 376 entered into contracts with producers in the Spanish market. Of the 1,919 existing Qualifying Consumers at the end of 2003, 1,404 are customers of EDP Energia, representing approximately 7% of the electricity sold by us and 3% of our revenues in 2003. As of December 31,

2003, approximately 21,300 Eligible Consumers existed and 1,919 of these had opted to become Qualifying Consumers. By July 2004, all consumers are expected to be Eligible Consumers. We expect an increasing but limited impact on our revenues due to the progressive decrease in the eligibility threshold. Two of the three tariff components relating to distribution, representing approximately 90% of tariff revenue in 2003, are payable to EDPD by Eligible Consumers electing to become Qualifying Consumers. In addition, EDP Energia has the opportunity to gain Qualifying Consumers as its customers, in which case the third distribution tariff component would be payable to EDP Energia.

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

Other independent producers

The Portuguese government has implemented selected measures to encourage the development of various forms of electricity production, including auto producers (entities that generate electricity for their own use and may sell surplus electricity to REN), cogenerators, small hydroelectric producers and other producers using renewable sources. REN is currently required by law to purchase the excess electricity produced by these independent producers at a regulated price based on avoidable costs, defined as the costs REN avoids by receiving power from these producers rather than dispatching plants in the Binding Sector and/or investing in new plants to increase installed capacity, plus an environmental premium, referred to as the “green tariff.” For more information on our electricity sales, you should read “—Distribution” below.

Size and composition of Portugal’s electricity market

During the period from 1999 through 2003, the total electricity supplied by EDPD (in both the Binding and Non-Binding Electricity Sectors) experienced an average growth rate of 4.7% per annum. In 2002, there was a reduction in the annual growth rate to 2.4% due to a slowdown in the economy. In 2003, the annual growth rate increased to 3.7%.

The primary factors that management believes have an impact on demand are the rate of gross domestic product growth, electricity connections to new households and changes in electricity consumption per capita. After the period from 1999 through 2001, during which consumption in the Public Electricity System experienced an average growth rate of 2.1% above growth in Portugal’s gross domestic product, or GDP, there was a reduction to 0.7% above the growth rate in Portugal’s GDP in the year 2002 due to a slowdown in the economy. The previous growth trend is expected to resume in the future, assuming that the Portuguese economy recovers from the slowdown that occurred in 2002. We anticipate that the Portuguese economy will recover and that overall consumption in the National Electricity System will increase at an average of 3.7% per year in 2004, 2005 and 2006. Residential consumption is assumed to increase each year over the same period by an average of 4.5%, services by an average of 2.8%, and industrial by an average of 2.9%.

Peak demand as a percentage of the total installed capacity, which is the sum of the total installed capacity of the Public Electricity System, or PES, and the total installed capacity of the Non-Binding System, has remained fairly constant in recent years, except in 2003 when it increased slightly due to an extremely cold winter and a decrease in installed capacity in the PES following the decommissioning of the Alto Mira power plant (132 MW). Our available capacity as a percentage of the total installed capacity has maintained a value of approximately 78% from 1999 through 2003. The ratio of peak demand to EDP’s average available capacity indicates that EDP alone did not have sufficient available capacity to cover the total peak demand in 2001, 2002 and 2003. To address this, in early 2004, the first 392 MW unit of the TER CCGT plant began operation. The second unit is expected to begin operation in October 2004, and the third in 2006. We are also building new hydroelectric generation capacity.

The following table sets forth the ratios of peak demand to installed capacity, EDP’s available capacity to the installed capacity of the Public Electricity System and the Non-Binding System and peak demand to EDP’s available capacity. Peak demand includes demand satisfied by generation from Other Independent Producers.

	As of December 31,
	1999	2000	2001	2002	2003
	(in MW, except percentages)
Installed capacity of the PES(1)	8,804	8,758	8,758	8,758	8,626
Installed capacity of the NBES(2)	255	255	255	255	647

Total installed capacity (PES plus NBES)	9,059	9,013	9,013	9,013	9,273

Peak demand (PES plus NBES)	6,522	6,890	7,466	7,394	8,046
Peak demand as a percentage of the total installed capacity (PES plus NBES)	72.0%	76.4%	82.8%	82.0%	86.8%
EDP:
EDP’s average available capacity (PES)	6,808	6,765	6,801	6,841	6,695
EDP’s average available capacity (NBES)(3)	196	215	247	226	228
EDP’s available capacity as a percentage of the total installed capacity (PES plus NBES)	77.3%	77.4%	78.2%	78.4%	74.7%
Peak demand as a percentage of EDP’s average available capacity (PES plus NBES)	93.1%	98.7%	105.9%	104.6%	116.2%

(1)	Public Electricity System.
(2)	Non-binding Electricity System, which consists of generation in the Independent Electricity System other than the “other independent producers.” All of the NBES hydroelectric plants with an installed capacity less than or equal to 10 MW became special regime producers in October 2002. Special regime generation generally consists of small or renewable energy facilities, from which the electricity system must acquire all electricity offered, at tariffs fixed according to the type of generation. Installed capacity of the Non-binding Electricity System in 2003 includes the first 392 MW unit of TER that was in testing at the end of the year.
(3)	Provisional values from 1999 to 2001 take into account the restructuring of the Vila Cova plant in 1999.

The Portuguese overall growth rate in demand for electricity is slightly higher than the rate reflected in the figures above due to the growth of auto production of electricity in certain industries. Auto producers supply their surplus electricity to REN, which displaces electricity generation in the Public Electricity System.

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

GENERATION

As of December 31, 2003, our Portuguese electricity generation facilities consist of hydroelectric, thermal (coal, fuel oil, natural gas and gas oil), biomass, cogeneration and wind generation facilities, and had a total installed capacity of 7,939 MW (including one 392 MW unit of the new TER CCGT plant, which was in service by the end of 2003 for testing purposes and began commercial operations in early 2004), 7,052 MW of which was in the Public Electricity System and 888 MW of which was in the Independent Electricity System, and approximately 53% of which was represented by hydroelectric facilities, 28% by fuel oil/natural gas facilities, 15% by coal-fired facilities, 2% by gas oil facilities and 2% by wind-driven, biomass and cogeneration facilities. We do not own or operate any nuclear-powered facilities in Portugal.

Our installed capacity in the Public Electricity System of 7,052 MW represents approximately 82% of the total installed capacity in the Public Electricity System. The total installed capacity of the Public Electricity System decreased from 1999 to 2000 to a small degree as a result of the decommissioning of one unit at our Tapada do Outeiro plant. From 2000 to 2002, the installed capacity of the Public Electricity System remained constant. In 2003, another small decrease resulted from the decommissioning of the 132 MW Alto de Mira plant. Our smaller hydroelectric plants, wind generating facilities and cogeneration and biomass plants are part of the Independent Electricity System.

Since its creation in 1994, CPPE has operated all of our conventional thermal plants and approximately 92.6% of our hydroelectric plants. On March 29, 2001, we announced the incorporation of EDP Produção, a subsidiary that began operations in July 2001 and now operates most of our Portuguese energy production-related units, including CPPE, as part of measures we are implementing to boost efficiency. In 2003, CPPE accounted for approximately 96.3% of our electricity generation in Portugal. During the second half of 2003, we reorganized our generation business in preparation for the liberalization of the Iberian electricity market, which is expected to start operations during 2004. We are in the process of consolidating a number of generation companies formerly held by EDP Produção, which operate in the Independent Electricity System, into CPPE as part of the reorganization of our generation business.

EDP Energia was created to supply electricity to Qualifying Consumers and to conduct energy trading activities. The energy trading activities were subsequently transferred to EDP Produção.

EDP Produção also holds a variety of engineering and operations and maintenance, or O&M, companies, including EDP Produção EM – Engenharia e Manutenção, S.A., a company which undertakes hydroelectric and thermal engineering projects and studies, project management, engineering and consulting.

Enernova (wind energy) and EDP Bioeléctrica (biomass plants) are now held directly by EDP outside of EDP Produção. Since 1996, Enernova has increased by six times its installed generation capacity, from 10 MW to 65 MW. New projects are in progress, some of which are under construction and others are in licensing development, which will add installed capacity of 280 MW by 2006, and 300 MW by 2008.

The following map sets forth the CPPE power plants in the Binding Sector as of December 31, 2003.

CPPE POWER PLANTS

CPPE POWER PLANTS

1. ALTO LINDOSO
2. TOUVEDO
3. VILARINHO DAS FURNAS
4. ALTO RABAGÃO
5. VILA NOVA
6. SALAMONDE
7. CANIÇADA
8. MIRANDA
9. PICOTE
10. BEMPOSTA
11. POCINHO
12. VALEIRA
13. TABUAÇO
14. RÉGUA
15. CARRAPATELO
16. TORRÃO
17. CRESTUMA-LEVER
18. CALDEIRÃO
19. AGUIEIRA
20. RAIVA
21. CABRIL
22. BOUÇÃ
23. CASTELO DE BODE
24. PRACANA
25. FRATEL
26. TAPADA DO OUTEIRO
27. CARREGADO
28. BARREIRO
29. SETÚBAL
30. SINES
31. TUNES

rio Lima
rio Douro
rio Côa
rio Vouga
rio Mondego
rio Tejo
rio Sado
rio Guadiana

Legend:

- Reservoir Power Plant with pumping
- Reservoir Power Plant
- Run of River Hydro Plant
- Coal Fired Power Plant
- Oil Fired Power Plant
- Natural Gas/Oil Fired Power Plant
- Gas Turbine Power Plant

The generation capacity of CPPE plants in the Binding Sector is bound to the Public Electricity System under PPAs between CPPE and REN. Under the PPAs, CPPE is guaranteed a fixed revenue component (capacity charge) based on the contracted availability and installed capacity, regardless of the energy produced. The PPAs also allow CPPE to pass-through to the final tariff its total fuel consumption cost through a variable revenue component (energy charge) that is invoiced monthly to REN. Pursuant to the Portuguese government’s policy for the reorganization of the energy sector, the PPAs are expected to be terminated as a step in the creation of an Iberian electricity market. For more information, please see “Regulation—Portugal.”

The following table sets forth our total installed capacity by type of facility at year-end for the years 1999 through 2003.

	As of December 31,
Type of facility	1999	2000	2001	2002	2003
	(MW)
Hydroelectric:
CPPE plants	3,903	3,903	3,903	3,903	3,903
Independent System hydroelectric plants	309	309	309	309	311

Total hydroelectric	4,212	4,212	4,212	4,212	4,214
Thermal(1)	3,327	3,281	3,281	3,281	3,149
Wind	20	30	41	41	65
Biomass	9	9	9	9	9
Cogeneration	0	67	67	111	111
CCGT (2)	0	0	0	0	392

Total	7,568	7,599	7,610	7,654	7,939

(1)	On June 30, 2003, the PPA of the Alto de Mira plant expired and the plant was decommissioned.
(2)	New plant, in testing at the end of 2003.

Hydroelectric generation is dependent upon hydrological conditions. In years of less favorable hydrological conditions, less hydroelectricity is generated and the Public Electricity System must depend upon increased thermal production. In addition, in years of less favorable hydrological conditions, imports of electricity may increase. For purposes of forecast models, our estimated annual hydroelectric production based on current installed capacity in an average year is 10.6 TWh and can reach about 15 TWh in a wet year and may fall to less than 7 TWh in a dry year. Between 1993 and 2003, our actual hydroelectric production has ranged from a low of 6.9 TWh in 1999, a very dry year, to a high of 14.9 TWh in 2003, a record wet year.

The following table summarizes our electricity production, excluding losses at our plants and our own consumption, by type of generating facility from 1999 through 2003, and also sets forth our hydroelectric capability factor for the same period.

	Year ended December 31,
Type of facility	1999	2000	2001	2002	2003
	(in GWh, except hydroelectric capability factor)
Hydroelectric:
CPPE plants(1)	6,457	10,229	12,607	6,764	13,964
Independent System hydroelectric plants	447	624	790	573	901

Total hydroelectric	6,904	10,853	13,397	7,336	14,865
Thermal:
Coal	9,319	9,091	8,677	9,532	9,473
Fuel oil and natural gas	7,596	4,631	5,583	7,848	3,120
Gas oil	2	38	50	13	26
Coal and fuel oil(2)	85	11	30	44	(1)
Cogeneration	0	134	423	590	679
CCGT(3)	—	—	—	—	203

Total thermal	17,002	13,905	14,763	18,027	13,500
Wind	53	70	90	113	128
Biomass	2	5	18	37	38

Total	23,961	24,833	28,269	25,513	28,532
Hydroelectric capability factor(4)	0.68	1.08	1.19	0.75	1.33

(1)	Includes the following amounts of our own consumption for hydroelectric pumping, 491 GWh in 1999, 558 GWh in 2000, 485 GWh in 2001, 670 GWh in 2002 and 485 GWh in 2003.
(2)	Since the beginning of 1998, our existing plant at Tapada do Outeiro uses only fuel oil. Production in 2003 reflects the fact that our plant at Tapada do Outeiro generated an amount of electricity that was less than the plant’s own consumption.
(3)	One unit of this plant was in testing at the end of 2003.
(4)	The hydroelectric coefficient varies based on the hydrological conditions in a given year. A hydroelectric capability factor of one corresponds to an average year, while a factor less than one corresponds to a dry year and a factor greater than one corresponds to a wet year.

The average availability for production of CPPE’s plants remained stable from 1999 (93.0%) through 2003 (92.7%) for thermal plants, and increased slightly from 95.1% to 96.8% for hydroelectric plants during the same period. Forced outage is unplanned availability at a power plant caused by trips, critical repairs or other unexpected occurrences. Non-availability results from planned maintenance and forced outages. CPPE is reducing planned maintenance outages through more efficient maintenance techniques. CPPE’s generating facilities have experienced very low rates of forced outage over the past five years. Management believes these low rates compare favorably with the European average. In the period 1999 through 2003, forced outages of CPPE’s thermal plants has ranged between 2.1% and 2.8%. During the same period, forced outages of CPPE’s hydroelectric plants ranged between 0.4% and 1.0%. In 2003, forced outages of CPPE’s thermal plants was 2.1% and hydroelectric plants was 0.44%.

The average availability factor is defined as the total number of hours per year that a power plant is available for production as a percentage of the total number of hours in that year. This factor reflects the mechanical availability, not the actual availability of capacity, which may vary due to hydrological conditions. The table below indicates for each type of CPPE generating facility the “average capacity utilization” and “average availability factor” indicators, comparable with other European utilities, each calculated in accordance with our computational method, for the indicated years:

	Average capacity utilization (1) Year ended December 31,					Average availability factor Year ended December 31,
Type of facility	1999	2000	2001	2002	2003	1999	2000	2001	2002	2003
Hydroelectric	18.9%	29.8%	36.9%	19.8%	40.8%	95.1%	95.0%	94.8%	95.9%	96.8%
Thermal:
Coal(2)	89.3%	86.8%	83.1%	91.3%	90.7%	90.5%	89.2%	90.5%	94.0%	94.2%
Fuel oil and natural gas	50.6%	30.8%	37.2%	52.3%	20.8%	93.2%	94.6%	96.6%	93.7%	90.8%
Coal and fuel oil(3)	10.3%	2.8%	7.2%	10.8%	0.0%	98.6%	99.6%	98.9%	98.2%	94.9%
Gas oil(4)	0.1%	1.3%	1.7%	0.4%	1.2%	99.6%	99.4%	98.4%	99.1%	98.0%
Total weighted average thermal(5)	58.3%	47.8%	49.9%	60.7%	44.8%	93.0%	93.2%	94.6%	94.4%	92.7%

(1)	The average capacity utilization is defined as actual production as a percentage of theoretical maximum production.
(2)	The average availability of the coal plants in 1999 was affected by the installation of low NOX burners in each unit of the Sines plant, one per year, which required production from each unit to stop temporarily.
(3)	None, primarily due to minimal generation at our Tapada do Outeiro plant as a result of a wet year in 2003 and the fact that this is a peak load power plant.
(4)	Increase in average capacity utilization was due to the need to use the fuel stock of the Alto de Mira power plant in the context of its decommissioning in 2003.
(5)	Weighted average is based on total installed capacity of the thermal system.

During the period from 1999 through 2003, CPPE has had operating and maintenance costs, excluding fuel and depreciation costs, below the limits contained in the relevant PPAs over that time period. Management expects to continue to maintain these costs below the PPA limits in 2004. However, we expect that during 2004 most of the PPAs may terminate, according to a decree law expected to be enacted, and compensation mechanisms for these terminations will be defined with the goal of maintaining the economic value of the terminated PPAs. On June 30, 2003, the PPA of our 132 MW Alto de Mira plant terminated on the scheduled expiration date. For more information on PPA terminations, please see “—Regulation—Portugal.”

Given that CPPE’s power plants are in the Binding Sector, they are required to have binding licenses issued by DGGE. CPPE received the requisite binding licenses in June 1997, which were effective from January 1, 1995.

Hydroelectric plants

As of December 31, 2003, we operated 25 hydroelectric generating facilities in the Binding System, with 63 total units and an aggregate installed capacity of 3,903 MW.

Based on an independent revaluation of our assets in 1992, management estimates that the average remaining useful life of our dams is approximately 45 years. The table below sets out our hydroelectric plants, installed capacity as of December 31, 2003, the type of hydroelectric plant, the year of commencement of operation and the year in which the most recent major refurbishment, if any, was accomplished.

Hydroelectric plants	Installed capacity (MW)	River reservoir plant type	Year entered into service	Year of last major refurbishment
CPPE Plants:
Alto Lindoso	630.0	Reservoir	1992	—
Miranda	369.0	Run of river	1960/95	1970
Aguieira	336.0	Reservoir	1981	—
Valeira	240.0	Run of river	1976	—
Bemposta	240.0	Run of river	1964	1969
Pocinho	186.0	Run of river	1983	—
Picote	195.0	Run of river	1958	1969
Carrapatelo	201.0	Run of river	1971	—
Régua	180.0	Run of river	1973	—
Torrão	140.0	Reservoir	1988	—
Castelo de Bode(1)	159.0	Reservoir	1951	2003
Vilarinho Furnas	125.0	Reservoir	1972/87	—
Vila Nova (Venda Nova/Paradela)	144.0	Reservoir	1951/56	1994
Fratel	132.0	Run of river	1974	1997
Crestuma-Lever	117.0	Run of river	1985	—
Cabril	108.0	Reservoir	1954	1986
Alto Rabagão	68.0	Reservoir	1964	—
Tabuaço	58.0	Reservoir	1965	—
Caniçada	62.0	Reservoir	1954	1979
Bouçã	44.0	Reservoir	1955	1988
Salamonde	42.0	Reservoir	1953	1989
Pracana	41.0	Reservoir	1950/93	1993
Caldeirão	40.0	Reservoir	1994	—
Touvedo	22.0	Reservoir	1993	—
Raiva	24.0	Reservoir	1982	—

Total	3,903.0
Independent System Hydroelectric Plants:
Hidrocenel(2)	107.6	Various	Various
HDN(3)	118.5	Various	Various
EDP Energia(4)	84.9	Various	Various
Total	311.0

Total maximum capacity	4,214.0

(1)	We invested approximately € 13 million in the modernization of the electricity generating turbines and other dam equipment at Castelo de Bode, which was completed at the end of 2003.
(2)	Hidrocenel which operates 15 plants with capacities ranging from 0.1 MW to 24.4 MW and dates of entry into service from 1906 to 2003, is in the process of being merged into CPPE. This process is expected to be completed in 2004.
(3)	HDN, which operates 13 plants with capacities ranging from 0.9 MW to 44.1 MW and dates of entry into service from 1922 to 1992, is in the process of being merged into CPPE. This process is expected to be completed in 2004.
(4)	EDP Energia owns five plants with capacities ranging from 0.2 MW to 80.7 MW and dates of entry into service from 1927 to 1951.

Thermal plants

CPPE operates all our conventional thermal power plants, with total installed capacity, as of December 31, 2003, of 3,148.5 MW and installed capacity per generating unit ranging from 16 MW to 298 MW. The following table sets forth, as of December 31, 2003, our conventional thermal plants by installed capacity, type of fuel, net efficiency at maximum output, number of units and year entered into service.

Thermal plants	Installed Capacity (MW)	Fuel	Net efficiency at maximum output	Number of units	Years entered into service
Sines	1,192.0	Coal	36.9	4	1985-89
Setúbal	946.4	Fuel oil	38.3	4	1979-83
Carregado I	473.8	Fuel oil	37.4	4	1968/1974
Carregado II(1)	236.4	Fuel oil / Natural gas	37.6	2	1976
Tunes	197.0	Gas oil	28.4	4	1973/1982
Tapada do Outeiro (EDP facility)(2)	46.9	Coal /fuel oil	29.4	1	1959/ 1967 (unit 3)
Barreiro	56.0	Fuel oil	34.3	2	1978

Total maximum capacity	3,148.5

(1)	These units began burning natural gas in 1997.
(2)	This three-unit plant is scheduled to be progressively decommissioned until the end of 2004. The first unit of 50 MW was decommissioned on December 31, 1997. The second unit of 50 MW was decommissioned on December 31, 1999. From 2000 onward, only one 50 MW unit, currently burning fuel oil, is operational.

There has been no significant change in average net efficiency of CPPE’s thermal plants over the past five years. With continued proper maintenance of the thermal facilities, CPPE expects to maintain net efficiency at least at levels contracted in the PPAs.

Other energy sources

In addition to our hydroelectric and thermal plants, we promote the use of renewable energy sources with other types of facilities. Enernova, our subsidiary specializing in this area, concentrated its initial investments in wind farms (due to greater technological advances made to date). Our first wind facility commenced operation in 1996. We now have five wind facilities with a combined installed capacity of 65 MW. In 2002, we created a new subsidiary for the biomass assets, EDP Produção Bioeléctrica, which owns the Mortágua biomass (forestry waste) power plant. This plant started operations in 1999 and has an installed capacity of 9 MW.

Fuel

CPPE uses a number of fossil fuels in the generation of electricity. The introduction of natural gas to Portugal is diversifying the sources of primary energy. For more information on our use of natural gas you should read “—Natural gas.”

CPPE fuel consumption costs, including transportation, were € 273.9 million in 2003 and € 434.6 million in 2002, which represented approximately 41.2% and 52.8%, respectively, of CPPE’s total operating expenses. The decrease in the total cost of fuel consumed from 2002 to 2003 resulted primarily from a decrease in the thermal production powered by fuel oil, due to increased hydroelectric production in 2003, which was a wet year.

The table below shows a breakdown of costs of fuel consumed by CPPE from 1999 through 2003.

	Year ended December 31,
Type	1999	2000	2001	2002	2003
	(thousands of EUR)
Imported coal	116,823	128,902	142,810	148,773	130,531
Fuel oil(1)	109,371	146,721	193,867	259,816	117,716
Gas oil(2)	219	1,895	4,618	1,526	2,744
Natural gas	42,163	25,364	12,260	24,497	22,917

Total	268,578	302,882	353,555	434,612	273,908

(1)	Includes consumption for the production of steam at the Barreiro power plant.
(2)	Small amounts of gas oil are consumed by the gas oil plants for the operation of these plants in synchronous compensation mode for purposes of voltage regulation and a very small amount of generation.

The following table sets forth the amounts of fuel purchased by CPPE in each of the last five years.

	Year ended December 31,
Type	1999	2000	2001	2002	2003
	(thousands of metric tons, except natural gas)
Imported coal	3,533	3,564	3,108	3,587	3,593
Fuel oil(1)	1,712	1,052	1,237	1,941	716
Gas oil	0	0	26	3	10
Natural gas(2)	376	142	60	150	131

(1)	Includes purchases for the production of steam at the Barreiro plant.
(2)	Measured in millions of cubic meters.

Coal

As the Sines power plant is a base load, or continuous operation power plant, CPPE enters into supply contracts for more than one year for the major part of its consumption of coal. Pursuant to the PPAs, for purchases of coal, an annual Target Contract Quantity, or TCQ, is defined by REN based on the forecasts for coal consumption for a wet year. The TCQ is the basis for long-term supply and shipping contracts, which are negotiated by CPPE, subject to REN approval. In addition, CPPE makes spot-market purchases as necessary. In both 2003 and 2002, CPPE purchased 78% of its coal through long-term contracts and 22% of its coal on the spot market. In comparison, in 2002 and 2001, CPPE purchased 78% and 70%, respectively, of its coal through long-term contracts, and 22% and 30%, respectively, of its coal on the spot market.

The following table shows a breakdown of CPPE’s coal purchases from 1999 to 2003 by geographic markets as a percentage of total purchases.

	Year ended December 31,
Region	1999	2000	2001	2002	2003
South Africa	28.0%	38.0%	28.0%	28.9%	34.6%
United States	12.0%	10.0%	17.0%	3.2%	9.9%
Australia	17.0%	0.0%	13.0%	23.2%	18.6%
South America	43.0%	48.0%	27.0%	16.3%	32.9%
Southeast Asia	0.0%	4.0%	15.0%	16.9%	0.0%
Europe	0.0%	0.0%	0.0%	11.3%	4.0%

Total	100%	100%	100%	100%	100%

In 2003, the average cost of coal consumed was € 36.7 per ton. In 2002 and 2001, the average cost of coal consumed for imported coal was € 41.4 per ton and € 43.8 per ton, respectively.

Fuel oil and gas oil

Fuel oil purchases by CPPE are made in the spot market and pursuant to contracts. CPPE purchases fuel oil from refineries in Europe, primarily in Portugal and northwestern Europe, and is remunerated through PPAs based on, among other things, costs of fuel oil indexed to the spot market.

The average cost of fuel oil consumed in 2003 was € 164.76 per ton, compared with € 143.25 and € 141.22 in 2002 and 2001, respectively. The increase in 2003 was due to increases in market prices as a result of the conflict in Iraq and production control by OPEC members. To meet its objectives to improve air quality, CPPE has shifted its fuel oil purchases to lower sulfur fuel oil, which has increased the cost of consumed fuel oil. In 2003, the average sulfur content of fuel oil purchased by CPPE was approximately 0.9%, compared with 2.1% in 2002. To comply with an EU Directive, in October 2002 CPPE initiated the use of fuel with a 1% sulfur content. The use of lower sulfur fuel oil has increased, and will increase in the future, the average cost of fuel oil consumed.

CPPE maintains gas oil reserves as fuel for emergency gas turbine generators. Since gas oil is very expensive and economically inefficient, these reserves are used on a very limited basis. Consequently, small purchases of gas oil have been made by CPPE, as required by REN.

The increase in 2003 of the consumption of gas oil was due to higher production by the Alto de Mira plant prior to its decommissioning in order to exhaust its fuel inventory.

Natural gas

Since the introduction in 1997 of the import of natural gas from Algeria into Portugal by Transgás, CPPE has had access to natural gas as a source of primary energy. CPPE converted two units of Carregado into dual-fired (fuel oil and natural gas) in late 1997. In 2003, CPPE purchased 131 million cubic meters of natural gas for a total of € 22.9 million compared to 150 million cubic meters of natural gas in 2002 for a total of € 24.5 million. For more information on our activities related to natural gas you should read “—Other International activities and strategic investments.”

Planned new plants

In order to meet increased demand for electricity in Portugal, additional capacity is planned for the National Electricity System. The following table sets out planned new power facilities in Portugal.

Facility	Type of generation	Developing entity	Planned capacity (MW)	Target year	Status
Alqueva(1)	Hydroelectric	EDIA/CPPE	240	2004	Under Construction
Venda Nova II	Hydroelectric	CPPE	192	2004	Under Construction
Baixo Sabor	Hydroelectric	CPPE	180	2010	Planning
Picote II	Hydroelectric	CPPE	236	2010	Planning
CCGT Ribatejo	CCGT	TER(2)	3x392	2004/2006	Under Construction

(1)	EDIA—Empresa de Desenvolvimento e Infra-estruturas de Alqueva, S.A. (“EDIA”) is a company wholly-owned by the Republic of Portugal that is developing a multi-purpose hydro scheme for irrigation and the production of electricity. CPPE will operate the Alqueva hydroelectric power plant.
(2)	TER CCGT will operate in the Non-Binding Sector. The first unit began commercial service in February 2004, the second unit is expected to begin service in October 2004 and the last one in March 2006. TER is in the process of being merged into CPPE.

Capital expenditures

In 2003, we spent € 261.1 million in capital expenditures in technical costs for our generation facilities, compared with € 276.5 million in 2002 and € 131.7 million in 2001. Our capital expenditures in the generation sector have been concentrated on the following activities: conducting preliminary studies for and building of hydroelectric plants, maintaining and upgrading existing power plants, investing in environmental projects such as the installation of emission reduction equipment and, in 2003, investing € 142.4 million in the new TER CCGT

(combined cycle gas turbine) power plant units 1 and 2, and € 38.4 million in wind energy farms. At this stage, management expects that the TER CCGT plant will cost approximately € 600 million, including all three units.

The following table sets forth our capital expenditures in technical costs from 1999 through 2003 on plants by type and status of generating plant.

	Year ended December 31,
Plant type and status	1999	2000	2001	2002	2003
	(thousands of EUR)
Thermal/Hydro
Public Electricity System
Hydroelectric plants under construction	6,449	14,235	16,877	25,690	34,359
Hydroelectric plants in operation	10,475	9,038	10,289	12,756	11,732
Thermal plants in operation	25,199	17,623	14,764	16,261	20,340
Plants under study	359	190	1,450	1,011	349

Total CPPE	42,482	41,086	43,380	55,718	66,780

Independent Electricity System
Hydroelectric plants	11,457	7,913	4,964	4,137	3,849
TER	0	3,571	58,535	142,946	142,350
Wind	5,726	11,128	6,521	11,159	38,389
Cogeneration facilities	37,654	25,439	13,083	9,602	255
Biomass(1)	12,679	0	0	35,180	614
Total Independent Electricity System	67,516	48,051	83,103	203,024	185,456
Others(2)	0	0	0	0	312
Non-specific investment(3)	4,070	4,969	5,250	17,721	8,599

Total Generation	114,068	94,106	131,733	276,463	261,147

(1)	Investments in 2002 include € 35.2 million related to an intra-group transfer of the Mortagua biomass power plant (built in 1999), to EDP Produção.
(2)	Other investments include studies and investment relating to our trading system.
(3)	Non-specific investment refers to investments not directly related to our plants, such as administrative buildings, transportation equipment and implementation of new information systems.

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

The Portuguese transmission system operates at a frequency of 50 Hz, which is in line with the majority of the European transmission systems. At year-end 2003, there were 47 substations operating on the national transmission grid, not including power plants. All of these substations are now fully automated and operated by remote control. Of REN’s transmission lines at December 31, 2003, approximately 2,438 km were 150 kV lines, 2,704 km were 220 kV lines and 1,403 km were 400 kV lines. At the end of 2003, REN had five interconnections with Spain, three of which are 220 kV lines and two of which are 400 kV lines. Additionally, at the beginning of April 2004, a new 400 kV circuit of the interconnection line Alto-Lindoso-Cartelle was put into operation. Management understands that, within the context of creation of MIBEL, REN plans to establish two additional interconnections with Spain by 2006: Alqueva-Balboa, a 400 kV line scheduled for completion in 2004 and Douro Internacional-Aldeadavila, a 220 kV or 400 kV line scheduled for completion in 2006.

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

Purchases of electricity

REN purchased 36,155 GWh of electricity in 2003 from all of the generators in the Binding Sector, consisting of CPPE’s generating plant, the 600MW Tejo Energia plant at Pego and the Turbogás 3x330 MW combined cycle gas turbine plant at Tapada do Outeiro, through PPAs with each operator of any individual power plant within the Binding Sector that supplies electricity to the Public Electricity System.

REN enters into a PPA with each operator of any individual power plant within the Binding Sector that supplies electricity to the Public Electricity System. Under each PPA, the operator is obligated to sell to REN all the electricity produced by a particular plant, as well as to provide ancillary and special services, such as synchronous compensation, pumping and automatic generation control. The life span of a PPA is fixed according to the full technical useful life of the equipment and generally its remuneration scheme is based on a capacity charge. Under the PPAs, any extraordinary investments agreed upon with REN, in consultation with the regulator, can be reimbursed. These investments can be paid to the generator through a revision of the capacity charge. For more information on the regulation of PPAs, please see “—Regulation—Portugal.”

The existing site locations for power plants in the Public Electricity System are owned by or, in the case of hydroelectric plants, granted under a concession to, REN, which REN leases or makes available by sub-concession to the operators of the plants for the duration of the respective PPAs. REN is involved in selecting future site locations, which it will then lease to successful bidders.

The Turbogás plant at Tapada do Outeiro burns natural gas supplied by Transgás. REN has entered into an Energy Management Agreement, or EMA, with Transgás, which governs the use of natural gas in thermal plants and defines applicable prices. Transgás has the exclusive right to import gas to, and transport gas within, its concession area of Portugal for 35 years. However, in March 2003, the Portuguese government announced its view on the reorganization of the energy market, stating its intention to liberalize both the gas and electricity sectors. Within this goal, the government has stated its intention to transfer the high-pressure transportation network of gas to REN. To prepare for this transfer of assets, at the end of 2003 REN, in accordance with the Resolution of the Council of Ministers no. 193-A/2003 of December 26, 2003, bought for € 420.9 million the capital owned by the Portuguese State in GALP, which owns 100% of Transgás, which in turn owns the high-pressure network for the transportation of gas. As a result of this acquisition, REN owns 18.3% of GALP, which is expected to approximately equal the value of gas assets that will be transferred to REN. See “Strategy—Iberian energy—Developing an Iberian gas business” for more information on this transaction.

Apart from the power plants in the Public Electricity System, REN is also obligated to buy energy from auto producers, cogenerators, small hydroelectric producers and other renewable source energy plants operating under Portuguese law within the Independent Electricity System.

REN supplies energy to EDPD at a uniform Bulk Supply Tariff, which is calculated by averaging all the individual power costs contracted with the generators through the PPAs after incorporating transmission, system management and regulatory costs, together with other costs for the purchase of additional electricity. During the 1999-2001 regulatory period, the Bulk Supply Tariff was adjusted every two years for changes in the generators’ fuel costs, which are entirely passed on by the generators to REN pursuant to the PPAs. For the 2002-2004 regulatory period, changes in fuel costs are now incorporated into the Bulk Supply Tariff on a quarterly basis. REN also buys and sells electricity into Spain’s power pool at prevailing prices in the pool.

Imports and exports

The following table sets forth REN’s net imports in each of the last five years in GWh and as a percentage of total demand.

Year	Net imports (GWh)	Percentage of total demand
1999	(857)	N/A
2000	931	2.5%
2001	239	0.6%
2002	1,899	4.7%
2003	2,794	6.5%

DISTRIBUTION

Electricity distribution in Portugal is a regulated business and involves the transfer of electricity from the transmission system and its delivery across a distribution system to regulated consumers and Qualifying Consumers, meter reading and installation, and supply to regulated consumers. The local electricity distribution function in mainland Portugal is carried out almost exclusively by EDPD. Through fourteen network distribution areas as well as seven commercial areas directed at serving customers supplied in the Public Electricity System, EDP distributed electricity to 5,768 million consumers in 2003, amounting to 38,916 GWh, of which 4,048 GWh was distributed to Qualifying Consumers. At December 31, 2003, EDPD employed approximately 6,334 personnel.

Under Portuguese law, distribution of high voltage electricity, greater than 45kV and less than 110kV, and medium voltage electricity, greater than 1kV and less than or equal to 45kV, is regulated by DGGE through the issuance of a binding license with no time limitation. Our four distribution companies, subsequently consolidated into EDPD, were appointed by law as the holders of the license for distribution of high and medium voltage electricity. EDPD received the license in 2000. Distribution of low voltage electricity is regulated through 20-year municipal concession agreements with municipal councils. EDPD pays rent to each municipality as required by law. For more information on licenses and concessions held by us, you should read “—Regulation” and note 1 to the consolidated financial statements.

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

The authorized area of EDPD covers all of mainland Portugal. At December 31, 2003, EDPD’s distribution lines spanned a total of approximately 194,609 kilometers. The only distribution lines in Portugal not owned by EDPD are those of the auto producers and small cooperatives, which own their own lines. The following table sets forth the kilometers of EDPD’s distribution lines, by voltage level, at December 31, 2003.

Distribution lines	Km
Overhead lines:
High voltage (60/130kV)	7,267
Medium voltage (6/10/15/30kV)	52,742
Low voltage (1kV)	98,099
Total overhead lines	158,108
Underground cables:
High voltage (60/130kV)	361
Medium voltage (6/10/15/30kV)	11,513
Low voltage (1kV)	24,627
Total underground cables	36,501

Total	194,609

Customers and sales

EDPD distributes electricity to approximately 5.8 million customers. Approximately 67% of electricity consumption in 2003 was along the coast, with approximately 15% in the Oporto metropolitan region and 20% in the Lisbon metropolitan region. EDPD classifies its customers by voltage level of electricity consumed. The following chart shows the number of customers as of December 31, 2003, according to level of voltage contracted, and indicates whether such customers are binding customers supplied by EDPD or Qualifying Consumers to which EDPD distributes electricity on behalf of suppliers in the Independent Electricity System.

Customers by voltage level	Binding customers	Qualifying consumers	Total
High and very high voltage(1)	146	3	149
Medium voltage(2)	19,039	1,916	20,955
Special low voltage (3)	28,184	0	28,184
Low voltage(4)	5,718,999	0	5,718,999

Total	5,766,368	1,919	5,768,287

(1)	High voltage is greater than 45 kV and less than or equal to 110 kV. Very high voltage is greater than 110 kV.
(2)	Medium voltage is greater than or equal to 1 kV and less than or equal to 45 kV.
(3)	Special low voltage consumers have subscribed demands above 41.4KW and voltage levels below 1 kV. Special low voltage customers are primarily small industrial and commercial customers.
(4)	Low voltage is less than 1 kV.

EDPD has experienced increased demand over the past five years in all electricity voltage levels. Considering overall demand on EDPD’s distribution network, both from binding customers and Qualifying Consumers, consumption has grown at an average annual growth rate of 4.8% from December 31, 1999 to December 31, 2003. The highest average annual growth rate during this period (6.0%) was in demand from very high and high voltage customers. These voltage levels experienced a 9.3% increase in demand in 2003 due to a large increase in the industrial activity of one of our largest customers, as well as a higher demand on the distribution grid from auto producers. Under current regulations, REN must purchase all electricity offered by auto producers at a specified tariff through EDPD. As the auto producers may purchase electricity at a price below that at which they sell to REN, the buying and selling of electricity by auto producers has increased demand for use of the distribution grid. Demand by medium voltage levels increased from 10,639 GWh in 1999 to 12,534 GWh in 2003, representing average annual growth of 4.2%. Following the gradual decrease of the eligibility threshold between 1999 and 2003, more electricity distributed through EDPD’s network corresponds to consumption by medium voltage qualifying consumers. As a result, electricity demand by medium voltage binding consumers decreased from 10,639 GWh in 1999 to 8,600 GWh in 2003, whereas electricity demand by medium voltage qualifying consumers, non-existent in 1999, increased to 3,934 GWh in 2003. Consumption by low voltage customers, typically residential and services, increased from 17,786 GWh in 1999 to 21,513 GWh in 2003, representing average annual growth of 4.8%. The growth in low voltage consumption during this period resulted primarily from the increase in the number of low voltage customers from approximately 5.3 million to approximately 5.8 million, as well as an increase in annual consumption per consumer.

The following table shows electricity distributed in each of the last five years, separated by type of consumer.

	Year ended December 31,
	1999	2000	2001	2002	2003
	(GWh)
Electricity distributed
Very high voltage and high voltage:
Binding customers	3,855	4,104	4,259	4,271	4,755
Qualifying consumers	0	83	176	182	114

Total very high voltage and high voltage	3,855	4,187	4,435	4,453	4,869
Medium voltage:
Binding customers	10,639	11,092	11,358	11,198	8,600
Qualifying consumers	0	133	344	776	3,934

Total medium voltage	10,639	11,225	11,702	11,974	12,534
Low voltage	16,839	17,884	18,823	19,424	20,346
Public lighting	947	1,010	1,065	1,080	1,167

Total	32,280	34,306	36,025	36,931	38,916

On a revenue basis, our Portuguese electricity sales grew from € 2,938 million in 1999 to € 3,546 million in 2003. The most significant increase in sales has been to low voltage customers (typically residential and services), to whom sales increased from € 2,056 million in 1999 to € 2,596 million in 2003. Recent growth in revenue from electricity sales was due to expansion in consumption and average tariff increases set by the regulator of 2.8% in 2003 and 2.3% in 2002. Furthermore, the increase in revenue from electricity sales in 2001, 2002 and 2003 was also influenced by the tariff adjustment, as discussed below. The following table shows EDPD’s total domestic sales of electricity to binding customers by level of voltage required, as well as revenues from the use of distribution network, charged to Qualifying Consumers.

	Year ended December 31,
	1999	2000	2001	2002	2003
	(thousands of EUR)
Electricity sales
Very high voltage and high voltage	158,887	156,049	165,957	167,827	186,467
Medium voltage	722,963	749,100	772,357	783,388	615,394
Low voltage	1,981,460	2,080,475	2,194,035	2,335,135	2,500,380
Public lighting	74,351	80,279	83,918	86,614	95,731
Tariff adjustment	0	(55,995)	42,218	70,482	77,919

Total binding customers	2,937,661	3,009,908	3,258,485	3,443,446	3,475,891
Qualifying Consumers	0	1,152	2,788	12,939	70,485

Total	2,937,661	3,011,060	3,261,273	3,456,385	3,546,376

Tariffs are fixed by the regulator in advance for each year and are based in part on estimated data for variables such as demand and cost. If there are differences between the estimated data and the data actually experienced during the period, adjustments, shown in the table above as the tariff adjustment, will be made to the tariff in a subsequent period to account for these differences. The tariff adjustment reflects our estimate of the amount that will be applied in fixing tariffs in subsequent periods as a result of these differences. Tariff adjustments represent adjustments related to EDPD’s distribution and supply activities. Due to actual consumption in 2002 and 2003 below that assumed in the setting of the 2002 and 2003 tariffs, amounts invoiced to final customers did not sufficiently compensate EDPD for the fixed amount that EDPD was required to pay for electricity acquired from REN, giving rise to a tariff adjustment in each of 2002 and 2003. For more information on the tariff adjustments you should read “Operating and Financial Review and Prospects.”

In 2003, the total number of Eligible Consumers in mainland Portugal, corresponding to very high, high and medium voltage customers, represented approximately 45% of total demand in 2003 in volume terms. Pursuant to Decree law no. 36/2004 of February 26, 2004, Eligible Consumers also include special low voltage customers. Accordingly, as of the end of February 2004, there were approximately 50,000 Eligible Consumers, representing approximately 53% of electricity distributed in 2003. We expect that in July 2004 all consumers will become Eligible Consumers.

The following chart shows the consumption profile of both binding and qualifying customers supplied by the public network operated by EDPD in the Portuguese mainland for the years from 1999 through 2003.

	Year ended December 31,
	1999	2000	2001	2002	2003
	(GWh)
Consumption profile(1)
Residential	8,987	9,678	10,188	10,513	11,110
Cooking and heating	8	8	8	8	8
Non-Residential	7,498	8,004	8,490	8,868	9,309
Binding customers	7,498	7,964	8,428	8,728	8,165
Qualifying consumers	0	40	62	140	1,144
Industrial uses(2)	12,219	12,855	13,374	13,438	14,164
Binding customers	12,219	12,679	12,917	12,620	11,277
Qualifying consumers	0	176	457	818	2,887
Agricultural uses	667	679	737	776	803
Binding customers	667	679	737	776	784
Qualifying consumers	0	0	0	0	19
Traction for railways	364	360	358	439	450
Lighting of State buildings, Administrative Bodies, etc.	1,529	1,632	1,722	1,700	1,850
Binding customers	1,529	1,632	1,722	1,700	1,820
Qualifying consumers	0	0	0	0	30
Public Lighting	946	1,010	1,065	1,080	1,167
Other(3)	121	129	137	137	141

Total	32,340	34,355	36,079	36,959	39,002

(1)	Includes our own consumption.
(2)	Includes electrochemistry and electrometallurgy.
(3)	Other non-EDP distributors.

Taking into account all customers linked to the public network operated by EDPD, including Qualifying Consumers, there has been a continuous increase in demand from every sector of activity in the past five years.

A breakdown of electricity consumption by sector of economic activity shows that, of the major consumer types, the fastest growing sector has been the power for railway traction and residential and public lighting, with an average annual growth rate of 5.4% between 1999 and 2003. During this same period, the agricultural and non-residential sectors exhibited an average annual growth rate of 4.7% and 5.6% respectively.

The number of distribution customers per distribution employee is an important measure for EDPD. In the period from 1999 through 2003, the number of customers per employee has increased from 586 to 910.

Purchases of electricity

EDPD purchases all of its electricity in the Binding Sector from REN. In 1999, the regulator established a legal framework that limits purchases of electricity by EDPD from the Non-Binding Sector, which for the 2002-2004 regulatory period is 8%. EDPD has historically purchased less than 8% of its total energy from suppliers in the Non-Binding Sector and abroad. REN must purchase, and EDPD must purchase from REN, all electricity produced by Other Independent Producers. The cost of purchased electricity is passed through to customers in accordance with the regulated tariff system and is not a determining factor in EDPD’s results.

	Year ended December 31,
	1999	2000	2001	2002	2003
	(GWh)
Electricity Purchases
From Binding Sector generation	32,483	33,915	35,282	34,801	32,307
From Other Independent Producers	2,165	2,469	2,552	2,817	3,694
From the non-binding system (SENV)	447	622	891	1,354	2,044

Total	35,095	37,007	38,726	38,972	38,046

Distribution losses

EDPD experiences technical losses of electricity which are associated with the normal use of its network and, to a far lesser extent, commercial losses of electricity due primarily to gaps between estimated meter readings and actual levels of consumption, which are usually recovered in subsequent years, with the exception of losses due to stolen energy and faulty meters. Although losses are within the normal range for the types of networks employed, management expects the amount of annual losses to decrease further as a result of capital expenditures in our distribution network.

The following table sets forth data regarding the losses of EDPD in absolute terms and as a percentage of demand, as well as EDP’s own uses of energy.

	Year ended December 31,
	1999	2000	2001	2002	2003
	(in GWh, except percentages)
Demand on the distribution network	35,095	37,230	39,263	39,965	42,261
Own uses of energy	31	21	22	20	33
Distribution losses	2,756	2,875	3,183	3,008	3,259
Distribution losses/demand on the distribution network	7.9%	7.7%	8.1%	7.5%	7.7%

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

EDPD’s total 2003 capital expenditures in technical costs amounted to € 334.7 million, of which approximately 8% are expenditures on “non-specific” administrative, technical and commercial systems and corresponding technology support infrastructure, including an installment payment of approximately € 12.0million for the acquisition of an IT system from EDINFOR. EDPD’s capital expenditures in technical costs in distribution totaled € 379.0 million in 2002, € 260.4 million in 2001, € 234.0 million in 2000 and € 231.4 million in 1999. These amounts also include amounts paid by customer contributions in cash, but do not include in kind assets contributed by customers. These in kind contributions amounted to € 61.0 million in 2003, € 54.1 million in 2002, € 69.5 million in 2001, € 52.8 million in 2000 and € 57.1 million in 1999. New customers are required by current regulation to make a contribution, in cash or in kind, for connections based on factors such as the type of voltage, the amount of power to be supplied, and distance to the network. In 2003, total customer contributions, and certain amounts contributed for infrastructure improvements, amounted to approximately € 120.7 million.

Conservation measures

We have been progressively implementing a voluntary policy to promote electricity conservation in an effort to decrease the variability of the load on the system and to increase efficient use of electricity. In doing so, we have increased dissemination of information on end-use efficiency in several industrial subsectors, services and residential use. We have also launched a program of granting awards to industrial customers for successfully implementing electricity efficiency projects and have established a joint venture with other energy sector companies whose main goal is to promote energy conservation.

In addition, the tariff structure has been designed to promote the rational use of electricity, basing tariffs on marginal costs, which may vary by time of day or season. Large consumers with a capability to reduce demand are offered an interruptible tariff rate, which results in a discount to the consumer and helps to alleviate demand at peak times.

TARIFFS

The prices we charge for electricity are subject to extensive regulation under a tariff regime that was revised in 1998, causing significant price reductions. In December 1998, the regulator implemented a new tariff regulatory code to be applied in mainland Portugal, establishing a periodic definition of regulatory parameters for tariffs and a methodology for setting tariffs. During the first regulatory period, including the years 1999-2001, and the second regulatory period, including the years 2002-2004, prices were set annually according to a series of formulae that were derived based primarily upon what was deemed to be an appropriate return on assets in transmission, a return fixed by price cap in distribution, and a return on assets and agreed costs in commercialization, i.e., the activity of supply, measurement and billing of energy sales to final clients.

For more information on tariffs during the 2002-2004 regulatory period, you should read “—Regulation—Portugal—Electricity/pricing tariffs.” In April 2002, the Portuguese government extended the powers of the regulator to the Portuguese archipelagos of Azores and Madeira, with the intention of leveling the higher tariffs of these island regions to comparatively lower tariffs of the mainland Portugal while providing adequate financial returns to island electricity companies. This leveling leads to an incremental increase in prices charged to mainland customers, although such prices cannot increase more than inflation.

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

Until the end of 1998, tariffs were fixed annually by convention, negotiated between the former Direcção Geral de Concorrência e Preços, or DGCC, and us. Tariffs were based on total estimated costs for the relevant year assuming average hydrological conditions. These tariffs were not specifically linked to an inflation-indexed formula. From 1995 through 1997, tariffs decreased in nominal terms by 2.8% and in real terms, adjusted for inflation by 7.8%. On September 15, 1998, the new tariff regime, which became effective from 1999 onward, was adopted by the regulator and on December 4, 1998, the regulator announced a new policy for the years 1999, 2000 and 2001. Under this regime, tariffs are set by the regulator pursuant to a periodic registration of regulatory parameters. In 1999, high, medium and low voltage tariffs declined in real terms by 12.8%, 12.8% and 7.5%, respectively, from 1998 levels. For 2000, in nominal terms, tariffs for all voltage levels declined by 0.6% from the 1999 levels. For 2001, in nominal terms, tariffs for all voltage levels increased, on average, by 1.2% from the 2001 levels. In November 2001, the regulator published the regulatory framework for the 2002-2004 regulatory period. For 2002, in nominal terms, tariffs increased across all voltage levels by an average of 2.2% from the 2001 levels. For 2003, in nominal terms, tariffs increased across all voltage levels by an average of 2.8% from the 2002 levels. In real terms, adjusted for inflation, very high, high and medium voltage tariffs have declined by an average of 3.4% over the period 1999 to 2004. The tariffs for low voltage customers have also declined by an average of approximately 3.1% over the same period. For 2004, in nominal terms, tariffs increased across all voltage levels by an average of 2.1% from the 2003 levels. To learn more about these tariffs, you should read “—Regulation—Portugal—Electricity/pricing tariffs.”

For the 2002-2004 regulatory period, the regulator considers the distribution function to consist of three business areas, which could in the future be liberalized at different times and subject to different tariff regulatory regimes: use of the distribution network, network commercialization services and commercialization of supply in the Binding Sector. The use of the distribution network area involves activities relating to investments in and the operation of the distribution grid. Tariffs applicable to the use of the distribution network are based on a price cap mechanism designed to reduce distribution tariffs on an annual basis by, an average over the three years of the regulatory period, a percentage equal to the Portuguese Consumer Price Index, minus a percentage referred to as the “efficiency coefficient.” The efficiency coefficient was approximately 5% for the 1999-2001 regulatory period and is approximately 7% for the 2002-2004 regulatory period. The network commercialization area consists of activities related to meter installation, reading and the billing of all services associated with the use of the distribution network. The commercialization of supply in the Binding Sector area consists of activities directly relating to the final consumer, such as customer service, billing of final consumers in the Binding Sector and collecting payments from consumers. The tariff applicable to the network commercialization services and commercialization of supply in the Binding Sector area is based on costs accepted by the regulator plus a 9% return on assets. During the 1999-2001 regulatory period, distribution tariffs in the Binding Sector were subject to a sliding scale profit sharing mechanism, which required us to return to customers a portion of our annual profits that exceeded specified levels designated by the regulator. This mechanism was abolished at the second regulatory period 2002-2004.

Tariffs are also subject to an annual extra adjustment mechanism that takes into account the deviations of actual costs compared to forecasted costs used to derive tariffs for the previous one or two years. As a result, we have adopted a “tariff adjustment” in our financial statements that reflects our estimate of the amount that will be applied in fixing tariffs in subsequent periods as a result of differences between estimated and actual data. For the 1999-2001 regulatory period, the tariff adjustment also reflected our estimate of the portion of any excess profits or deficit in profits that would be applied in fixing tariffs in subsequent periods as a result of having achieved annual profits above or below levels set by the regulator. Customer tariffs for very high voltage, high voltage and medium voltage are subject to quarterly adjustments, primarily to accommodate changes in fuel prices. For more information on the tariff adjustment, you should read “—Distribution—Customers and sales,” “Operating and Financial Review and Prospects” and note 39(p) to the consolidated financial statements.

COMPETITION

Until 1988, we had a monopoly for the generation, transmission and distribution of electricity in Portugal, although a very small number of municipalities distributed low voltage electricity to consumers. Since 1988, measures have been taken to encourage limited competition in power generation in Portugal. In 1999, the regulator implemented measures to encourage competition in the supply of electricity in Portugal. For more information on these measures, you should read “—Electricity System Overview.” In addition, as a result of political and regulatory developments, especially within the context of the creation of MIBEL, we expect increased competition from Spanish electricity companies.

In December 2003, four qualified suppliers were authorized to operate in the Portuguese non-binding system, three of which are Spanish companies: Endesa Energia, S.A.; Iberdrola, S.A.; Union Fenosa Comercial; Sodesa — Comercialização de Energia, S.A. See “—Iberian Electricity Market,” “—Spain—History and Overview” below and “—Regulation.”

Generation

The existing power stations of CPPE, which in 2003 formed 89% of our generating capacity, are all part of the Public Electricity System. The earnings that CPPE derives from these power stations are unlikely to be affected by competition from generators in the Independent Electricity System. In accordance with the terms of the PPAs, CPPE’s operating income is dependent on the availability of capacity and is substantially unaffected by levels of actual output. Under Portuguese law, any projects for construction of new thermal power plants in the Public Electricity System must be subject to an open tender coordinated by DGGE. In the case of hydroelectric generation, all plants planned to be commissioned until 2010 are allocated by law to CPPE.

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

Subject to the issuance of generation licenses, we may construct plants that will operate in the Independent Electricity System, such as the TER CCGT plant. The first unit of the TER CCGT plant entered commercial service in early 2004. The two remaining units are expected to start operating in October 2004 and March 2006, respectively.

New plants in the Independent Electricity System will operate in the openly competitive market and sell power to REN under competitive offers or make bilateral contracts with REN, Non-Binding Sector customers, Binding Sector distributors or Spanish agents.

Because Portugal is contiguous only with Spain and there are limited connections between Spain and the rest of Europe, and because of recent political, legal and regulatory developments, management expects that a regional market on the Iberian Peninsula will develop. In January 2004, the Portuguese and Spanish governments signed a final agreement for the creation of the Iberian electricity market, which agreement was approved by the Portuguese parliament under Resolution no. 33-A/2004 of April 20, 2004 and ratified by the President of Portugal under Decree law no. 19-B/2004 of April 20, 2004. This agreement calls for, among other things, the harmonization of tariff structures, and the creation of a common pool for Portugal and Spain to be fully implemented in 2006. See “—Iberian Electricity Market” and “—Spain.” Accordingly, we expect to face increased competition in generation and wholesale supply from Spanish participants in the market.

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

Distribution

EDPD, and previously, our distribution companies, have historically held an effective monopoly over distribution. However, increases in the levels of industrial auto production have reduced the amount of electricity sold to these entities from the Public Electricity System. In addition, in early 1999, the regulator implemented legislation liberalizing the electricity supply business.

As of May 15, 2003, all Eligible Consumers automatically may become Qualifying Consumers. In 2003, the total number of Eligible Consumers represented approximately 45% of demand in mainland Portugal in volume terms. If Eligible Consumers elect to become Qualifying Consumers, EDPD will continue to receive two of the three tariff components relating to distribution. For more information on the tariff mechanism, you should read “—Regulation—Portugal—Electricity pricing/tariffs.” Since February 2004, Eligible Consumers include special low voltage consumers. The full liberalization of the electricity market is expected to be completed in July 2004 with the opening of the market to the rest of the low voltage consumers.

SPAIN

HISTORY AND OVERVIEW

The implementation of an Iberian Electricity Market is the driving force behind our decision to expand our operations to Spain. In 2001 we identified Hidroeléctrica del Cantábrico, or Hidrocantábrico, as an independent utility company that could facilitate our entry into the Spanish energy market.

In January 2001, Adygesinval, S.L., a company jointly and equally owned by us and Cajastur—Caja de Ahorros de Asturias, a Spanish savings bank, launched an unconditional cash public tender offer for 100% of the outstanding shares of Hidrocantábrico at € 24 per share. Cajastur and Cáser—Caja de Seguros Reunidos, Compañía de Seguros y Reaseguros, S.A., a Spanish insurance company, already held 14.97% of the shares of Hidrocantábrico. Adygesinval acquired a 19.2% shareholding in Hidrocantábrico directly from TXU Europe, an arm of the United States utility TXU Corp., for € 24 per share, or approximately € 522 million. Spanish industrial group Ferroatlantica, together with Energie-Baden-Württemberg AG, or EnBW, a German utility company, launched a rival tender offer for Hidrocantábrico shares. After the tender offers for Hidrocantábrico were completed in April 2001, a consortium formed by Adygesinval, Cajastur and Cáser owned approximately 35% of the shares of Hidrocantábrico, of which only shares representing 25% could vote because Hidrocantábrico’s by-laws limit the voting rights of any single shareholder to 10%. Adygesinval could exercise 10% of the voting rights, Cajastur could exercise approximately 10% of the voting rights and Cáser could exercise approximately 5% of the voting rights. Ferroatlantica and EnBW owned approximately 60% of the shares and could exercise 10% of the voting rights of Hidrocantábrico. Pursuant to a Spanish merger law, Adygesinval and Ferroatlantica each notified the European Commission, or EC, of their respective acquisitions of Hidrocantábrico shares. The EC approved both the Adygesinval transaction and the Ferroatlantica/EnBW transaction, although with respect to the Ferroatlantica/EnBW transaction the EC required certain covenants from EnBW’s controlling shareholder. Pursuant to a Spanish law aimed at shareholdings by state-linked businesses in certain sectors, the Spanish government temporarily suspended the political rights (including shareholder voting and rights to inspect corporate records) of Adygesinval and Ferroatlantica/EnBW pending the outcome of a procedure under this law, the purpose of which is to determine whether an acquiror is controlled by a government entity. These suspensions were both lifted subject to certain conditions, which in the case of Adygesinval were linked to the creation of an Iberian electricity market.

In December 2001, we signed an agreement with EnBW, Cajastur and Cáser concerning joint control of Hidrocantábrico through Adygesinval. Ferroatlantica transferred its holdings in Hidrocantábrico to EnBW at the time of the agreement. Under the agreement Adygesinval merged into Hidrocantábrico. The agreement also contains provisions for the corporate governance of Hidrocantábrico. The agreement of all parties is required for specified key corporate actions. Operational matters require only the consent of us and EnBW. In the event of a deadlock concerning operational matters, we would ultimately be able to decide the course of action, but EnBW would have a right to require us to purchase its shares in Hidrocantábrico in such an event. The appointment of Hidrocantábrico’s chief executive officer, chairman and the secretary of the board of directors requires agreement of all three parties. If agreement cannot be reached, we will designate the chief executive officer, Cajastur will appoint the chairman and EnBW will appoint the secretary of the board of directors. The EC’s Merger Task Force approved the agreement in early March 2002. One of the conditions to the transactions contemplated by the agreement, the delisting of Hidrocantábrico shares from the Madrid, Barcelona and Bilbao Stock Exchange, was completed in June 2002. Hidrocantábrico is currently 39.52% owned by us, 34.58% owned by EnBW and 24.70% owned by Cajastur and Cáser. The remaining 1.20% comprises shares owned by other shareholders and own shares held by Hidrocantábrico.

In March 2003, Hidrocantábrico won the auction privatization process that led to its acquisition of 62% of Naturcorp. Subsequently, Naturcorp reorganized its gas holdings as a result of which a minority shareholder in Gas de Euskadi, another gas company controlled by Hidrocantábrico, exchanged its holding for shares in Naturcorp such that 100% of Gas de Euskadi was integrated into the Naturcorp group and Hidrocantábrico’s ownership of Naturcorp decreased from 62% to 56.8%. As part of this reorganization, Gas Natural, the minority shareholder in Gas de Euskadi, a subsidiary of Naturcorp, exchanged its 20.5% stake in Gas de Euskadi for a stake in Naturcorp. As a result of the reorganization of Naturcorp, Hidrocantábrico has become the second largest gas company in the Spanish market, with more than 500,000 customers and approximately 10% of Spain’s regulated revenues for gas distribution, or 8% of GWh of gas distributed.

Market Structure

The two major characteristics of the Spanish electricity sector are the existence of the wholesale Spanish generation market, or the Spanish pool, and the fact that any consumer is free to choose its supplier as of January 1, 2003. Competition was first introduced in the Spanish electricity market on January 1, 1998 by Law 54/1997, which provided a regulatory framework that reorganized the functioning of the market.

Generation facilities in Spain operate either in the “ordinary regime” or the “special regime.” Special regime generators, which comprise cogeneration and renewable energy facilities of up to 50 MW may sell their net electricity output to the system either (i) at tariffs fixed by decree, or at tariffs linked to pool prices plus a premium, that vary depending on the type of generation and are generally higher than Spanish prices, or (ii) in the Spanish pool (or by bilateral contracts) together with certain premiums and incentives. Ordinary regime generators provide electricity to the Spanish pool and by bilateral contract to consumers and liberalized suppliers at market prices.

Companies with the capability to sell and buy electricity may participate in the Spanish pool. Electricity generators sell electricity in the pool and the regulated electricity distributors, suppliers in the liberalized, or unregulated, market and consumers that are permitted to participate in the pool, or qualified consumers, buy electricity in this pool. Foreign companies or consumers that have foreign agent status may also sell and buy in the Spanish pool. The market operator and agency responsible for the market’s economic management and bidding process is Compañía Operadora del Mercado Español de Electricidad, or OMEL.

In addition to selling electricity to regulated consumers (customers that are subject to a regulated final tariff and are not qualified consumers), transmission companies and regulated distributors must provide network access to all suppliers and qualified consumers that have chosen to be supplied in the liberalized market. However, qualified consumers must pay an access tariff to the distribution companies if such access is provided. At the beginning of each year, the Spanish government sets both the final and access tariffs. By Royal Decree no. 1802/2003, the Spanish government established the electricity tariffs for 2004. For more information on tariffs, you should read “—Regulation—Spain—Electricity Regulation.”

Liberalized suppliers are free to set a price to qualified consumers. These entities’ main direct activity costs are the wholesale market price and the regulated access tariffs to be paid to the distribution companies. Electricity generators and liberalized suppliers or consumers may also engage in bilateral contracts without participating in the wholesale market.

GENERATION

Hidrocantábrico’s installed capacity represents 4.7% of Spain’s mainland generation capacity, or 5.5%, excluding special regime facilities (which are generally cogeneration and renewable energy facilities). In 2003, Hidrocantábrico had a total installed capacity of 2,820 MW, approximately 56.9% of which are coal-fired facilities, 13.9% a CCGT facility, 16.1% hydroelectric facilities, 1.3% cogeneration facilities and 5.9% renewable energy facilities other than special regime hydroelectric. Hidrocantábrico also holds a 15.5% interest in the Trillo nuclear power plant that accounts for 165 MW of the plant’s total installed capacity of 1,066 MW.

The following table sets forth Hidrocantábrico’s total installed capacity by type of facility at year-end 2001, 2002 and 2003.

	As of December 31,
Type of facility	2001	2002	2003
	(MW)
Hydroelectric:
Hydroelectric – Ordinary regime	408	413	432
Hydroelectric – Special regime(1)	23	23	23

Total hydroelectric	431	436	455
Thermal:
Coal	1,588	1,588	1,605
CCGT	0	393	393
Nuclear	165	165	165

Total Thermal	1,753	2,146	2,163
Cogeneration(2)	38	41	37
Wind(2)	24	30	129
Biomass(2)	3	5	6
Waste(2)	13	13	30

Total	2,262	2,671	2,820

(1)	Includes 19.15 MW related to Hidrocantábrico’s 48.86% stake in Hidraulica de Santillana (39.2 MW).
(2)	In the case of projects owned by SINAE, these figures represent SINAE’s stake in each project’s installed capacity. Hidrocantábrico owns 80% of SINAE.

The following table sets forth Hidrocantábrico’s thermal plants.

Thermal plants	Installed capacity (MW)	Fuel	Year entered into service
Coal
Aboño
Unit I	366	Coal	1974
Unit II	556	Coal	1985
Soto de Ribera
Unit I	68	Coal	1962
Unit II	254	Coal	1967
Unit III	361	Coal	1984
Nuclear
Trillo	165	Uranium	1988
CCGT
Castejón	393	Natural Gas	2002

Total installed capacity	2,163

The following table sets forth Hidrocantábrico’s hydroelectric plants in the ordinary regime:

Hydroelectric plants	Installed capacity (MW)	River reservoir plant type	Year entered into service	Year of last major refurbishment
La Malva	9.14	Reservoir	1917/24	2002
La Riera	7.83	Run of river	1946/56	2001
Miranda	73.19	Run of river	1962	2000
Proaza	50.33	Reservoir	1968	2002
Priañes	18.50	Reservoir	1952/67	2003
Salime	78.99	Reservoir	1954	2003
Tanes	125.46	Reservoir	1978	1995
La Barca	55.72	Reservoir	1967/74	2002
La Florida	7.60	Reservoir	1952/60	1998
Laviana	1.10	Run of river	1903	2001
Caño	1.00	Run of river	1928	1996
San Isidro	3.12	Run of river	1957	2002

Total installed capacity	431.98

The average remaining useful life of Hidrocantábrico’s hydroelectric generation plants is approximately 47 years.

Since hydroelectric generation is dependent on hydrological conditions, for forecasting model purposes the estimated Hidrocantábrico hydroelectric production based on current installed capacity in an average year is 806 GWh, ranging from a maximum of 1,058 GWh in a wet year to a minimum of 590 GWh in a dry year.

Generation activity in 2003 was characterized by high availability and efficiency of, and high production by, Hidrocantábrico’s power plants, together with lower pool prices than in 2002 due to the higher hydro availability in the Spanish power system. Hidrocantábrico’s generation in the ordinary regime, excluding its own or ancillary consumption, rose 4.8% from 13,503 GWh in 2002 to 14,155 GWh in 2003, of which hydroelectric generation represented 861 GWh, an increase of 11.7% from 2002. Coal-fired thermal generation amounted to 10,491 GWh in 2003, a reduction of 4.6% from 2002 due to a wet year. Nuclear generation, in respect of the 15% stake in the Trillo plant, amounted to 1,257 GWh in 2003, an increase of 3.7% from 2002. Natural gas-fired thermal generation amounted to 1,546 GWh in 2003, a threefold increase from 2002 due to the full-year operation, in 2003, of the new Castejón CCGT that commenced electricity production in October 2002.

The following table summarizes Hidrocantábrico’s electricity generation for 2001, 2002 and 2003, excluding losses at generation plants and Hidrocantábrico’s own or ancillary consumption, and sets forth the hydroelectric coefficient at year-end 2001, 2002 and 2003.

	Year ended December 31,
Type of facility	2001	2002	2003
	(in GWh, except by hydroelectric coefficient factor)
Hydroelectric:
Hydroelectric – Ordinary regime(1)	867	771	861
Hydroelectric – Special regime	78	41	86

Total hydroelectric	945	812	947
Thermal:
Coal	9,832	10,997	10,491
Natural Gas	0	522	1,546
Nuclear(2)	1,222	1,212	1,257
Cogeneration	78	110	114

Total thermal	11,132	12,841	13,408
Wind	59	61	119
Biomass	24	28	32
Waste	11	44	81

Total	12,161	13,786	14,587
Hydroelectric coefficient(3)	1.080	0.96	1.068

(1)	Includes the following amounts of consumption for hydroelectric pumping: 140 GWh in 2001, 131 GWh in 2002 and 127 GWh in 2003.
(2)	Corresponding to 15% of Trillo’s generation.
(3)	The hydroelectric coefficient varies based on the hydrological conditions in a given year. A hydroelectric coefficient of one corresponds to an average year, while a factor less than one corresponds to a dry year and a hydroelectric coefficient greater than one corresponds to a wet year.

The average availability for production of Hidrocantábrico’s power plants increased from 94.21% in 2002 to 95.68% in 2003 for thermal plants and decreased from 89.26% in 2002 to 87.71% in 2003 for hydroelectric plants. Hidrocantábrico’s forced outages in 2003 were 1.58% at thermal plants and 1.88% at hydroelectric plants.

The table below sets out for each type of Hidrocantábrico generating facility the average capacity utilization and the average availability factor for 2002 and 2003.

	Average capacity utilization(1) Year ended December 31,			Average availability factor Year ended December 31,
Type of facility	2001	2002	2003	2001	2002	2003
Hydroelectric	24.56%	21.66%	23.12%	93.21%	89.26%	87.71%
Thermal:
Coal	74.97%	83.79%	78.75%	93.80%	93.94%	95.73%
Natural gas(2)	0%	47.31%	46.55%	0%	97.19%	96.26%
Nuclear	90.35%	89.57%	92.95%	90.67%	89.66%	93.85%

Total weighted average thermal(3)	76.42%	81.75%	73.98%	93.51%	94.21%	95.68%

(1)	The average capacity utilization is defined as actual production as a percentage of theoretical maximum production.
(2)	Hidrocantábrico’s natural gas fueled CCGT plant began operations in 2002.
(3)	Weighted average is based on total installed capacity of the thermal system.

Although Hidrocantábrico experienced increased production and plant efficiency, in terms of plant availability, in 2003, prices decreased in the Spanish electricity market due to very favorable hydrological conditions. This led to increased hydroelectric production, which adversely affected operating results of Hidrocantábrico’s generation activity in 2003.

Planned outages in 2003 occurred as a result of maintenance on the Aboño Unit 1, Soto Unit 2 and Castejón power plants, as well as a refueling outage in the Trillo nuclear power plant. Hidrocantábrico’s generation facilities benefited from several environmental improvements and equipment upgrades. Hidrocantábrico has improved its systems and management procedures through the integration of several functions and processes, including technical, administrative and purchasing processes.

Thermal generation consumed 3,865 thousand metric tons of coal in 2003, 73.4% of which was imported and 26.6% domestic. Fuel consumption costs including transportation amounted to € 211 million in 2003 and € 198.4 million in 2002, representing approximately 79.6% and 77.3%, respectively, of Hidrocantábrico’s total consolidated operating expenses. Despite the fact that 2003 was a wetter year than 2002, Hidrocantábrico’s fuel costs increased due to the full-year operation in 2003 of Hidrocantábrico’s new CCGT plant at Castejón that started commercial operation in September 2002. Castejón’s gas cost was the main cause of the fuel cost increase that occurred during 2003.

As a result of its increased thermal production, Hidrocantábrico’s market share in the Spanish pool rose from 7.5% in 2002 to 7.6% in 2003. Hidrocantábrico generating plants sell all their electricity output into the Spanish pool at very competitive prices.

In 2003, capital expenditures on generating facilities amounted to € 93.9 million, an increase of 8.18% from 2002. These expenditures are set forth below.

	Year ended December 31,
Plant type and status	2001	2002	2003
	(thousands of EUR)
Hydroelectric plants in operation	1,106	1,428	2,107
Thermal plants in operation	9,801	65,082	20,151
Plants under construction	101,776	0	0
Special regime:(1)
Hydroelectric plants in operation	3	2	0
Wind	6,147	16,264	49,047
Waste	698	2,067	3,500
Biomass	2,194	1,120	350
Cogeneration facilities	1,339	814	18,720

Total Generation	123,064	86,777	93,875

(1)	Excludes capital expenditures of H. Santillana, a company in which we hold in minority stake. Data corresponding to SINAE, an 80%-owned subsidiary of Hidrocantábrico, represents 100% of capital expenditures of SINAE and its subsidiaries.

Hidrocantábrico is planning to develop three CCGT plants as set forth in the table below:

Facility	Type of generation	Developing entity	Planned capacity (MW)	Target year	Status
Soto	CCGT	Contratación de Construcción y Servicios	400	2007	Licensing Process
Castejón 2	CCGT	Contratación de Construcción y Servicios	400	2006	Licensing Process
Cadiz	CCGT	Contratación de Construcción y Servicios	400	2008	Licensing Process

Special regime generation

Special regime generation is developed by Hidrocantábrico through Genesa, a 100%-owned subsidiary mainly focused on cogeneration, and SINAE, an 80%-owned subsidiary mainly focused on renewable energy. Throughout 2003, Hidrocantábrico worked on the restructuring of SINAE’s shareholdings, SINAE’s industrial activities and SINAE’s reorganization, with the objective of providing the basis for stable and sustained development of SINAE, with a focus on the promotion, operation and management of renewable energy sources, mainly wind power. In 2002 and 2003, delays in the launching of some projects resulted in a lower contribution than previously anticipated from Hidrocantábrico’s renewable energy business, as did the high natural gas prices that reduced cogeneration margins, one of the main activities of this business.

During 2003, we commenced the construction of the 124 MW Campollano wind farm in Albacete. The construction of the 65 MW Parques Eólicos del Cantábrico in Asturias (including the Cuesta 8MW, the Los Lagos 39 MW and the Acebo 18MW wind farms) and the 34 MW Parque Eólico Arlazón wind farm in Burgos were concluded and all commenced operations in 2003, with the exception of the Acebo wind farm, which went into production in January 2004. Additionally, the 20MW Sierra del Cortado wind farm began operating in 2003. The waste plant of Sinova at Soria, with an installed capacity of 16.3 MW, started operations at the end of 2003.

Hidrocantábrico is planning to develop the following wind farms:

Facility	Type of Generation	Planned Capacity (MW)	Target Year	Status
P.E. Cruz del Hierro (improvements)	Wind	5.3	2004	In construction
P.E. Albacete	Wind	124.1	2004	In construction
P.E. Madero (improvements)	Wind	33	2005	Planning
P.E. Curiscao-Pumar	Wind	87.8	2005	Planning
P.E. Brújula	Wind	73.5	2005	Planning
P.E. Las Lomillas	Wind	49.5	2005	Planning
P.E. Carondio	Wind	41.6	2006	Planning
P.E. Avila Oeste	Wind	68.0	2006	Planning
P.E. Munera I & II	Wind	70	2006	Planning
P.E. Medinaceli	Wind	40	2007	Planning
P.E. Avila Oeste	Wind	68.0	2007	Planning
P.E. Burgos Este	Wind	111	2007	Planning
P.E. San Roque	Wind	24	2008	Planning
P.E. La Dehesica	Wind	28	2008	Planning

DISTRIBUTION AND SUPPLY

Electricity Distribution

Hidrocantábrico has a network infrastructure that covers the regions of Asturias (accounting for the vast majority of its network), Valencia, Madrid and Alicante, totaling 19,147 km as follows:

Distribution lines	Km
Overhead lines:
High voltage (50/132kV)	1,211
Medium voltage (5/10/16/20/22/24 kV)	4,493
Low voltage (<1kV)	11,089
Total overhead lines	16,793
Underground cables:
High voltage (50/132kV)	7
Medium voltage (5/10/16/20/22/24 kV)	919
Low voltage (1kV)	1,428
Total underground cables	2,354

Total	19,147

Electricity distributed in 2003 through Hidrocantábrico’s own network amounted to 8,659 GWh, a 3.4% increase from 2002 levels. As of December 31, 2003, Hidrocantábrico had 561,208 customers, representing a 2.2% increase from 2002 and includes 1,468 qualified consumers that previously had been supplied by non-regulated suppliers. Since January 1, 2003, every consumer in Hidrocantábrico’s market can elect to be supplied by non-regulated suppliers.

In 2003, the volume of electricity distributed and the number of customers by voltage level was as follows:

	2003 Sales and Customers
Distribution by level of voltage	GWh	% annual increase (decrease) from 2002	Total customers
High and very high voltage(1)	5,520	0%	19
Medium voltage(2)	991	19%	690
Low voltage(3)	2,148	6%	560,499

Total	8,659	3%	561,208

(1)	High voltage is greater than 36 kV and less than or equal to 145 kV. Very high voltage is greater than 145 kV.
(2)	Medium voltage is greater than or equal to 1 kV and less than or equal to 36 kV.
(3)	Low voltage is less than 1 kV.

During 2003, Hidrocantábrico’s distribution business, Hidrocantábrico Distribución Eléctrica, S.A.U., continued its expansion outside of Asturias in the autonomous communities of Madrid, Valencia and Alicante, all of which are geographic areas with strong economic activity. The operating results of the distribution business in 2003 increased from 2002 as a consequence of connecting new substations in Valencia and Alicante, which also reduced the initial launching activity expenses outside of Asturias.

In 2003, Hidrocantábrico continued to improve technical and operational management activities. The networks and facilities were enlarged and Hidrocantábrico continued the development of information technology and automation of the distribution network.

Gas Distribution

Gas invoiced in 2003 to the regulated market amounted to 4,370 GWh, representing a 199% increase from 1,464 GWh in 2002, due to the contribution of Naturcorp. Additionally, the volume of gas distributed in the liberalized market (in which we provide third party access to our network) reached 5,257 GWh. The total number of gas consumers that are connected to Hidrocantábrico’s distribution network increased from 157,051 in 2002 to 542,794 in 2003. The acquisition of Naturcorp added 372,364 customers. Hidrocantábrico’s gas distribution activities revenues of € 157.0 million in 2003 compared with € 55.6 million in 2002, the increase primarily reflecting the acquisition of Naturcorp.

Electricity and Gas Supply

The energy supply activity performed by Hidrocantábrico Energía, S.A.U., or Hidrocantábrico Energía, includes the supply of electricity to qualified consumers. Hidrocantábrico Energía invoiced 4,712 GWh of electricity supply in 2003, with revenues of € 394.3 million in 2003, compared to € 241.8 million in 2002. This figure represents 6.5% of the liberalized market. More than 74% was supplied outside of Hidrocantábrico’s traditional market.

In 2003, Hidrocantábrico Energía successfully participated in the annual auction of the RENFE electricity contract, the Spanish railroad and the biggest electricity consumer currently in the market. Hidrocantábrico Energía won 28% of the 2003 and 2004 supply contracts.

In 2003, Hidrocantábrico Energía continued its natural gas supply service that began in 2002. Since August 1, 2003, Naturcorp has been included in reported results of gas supply. Taking Naturcorp into account, Hidrocantábrico has entered into 474 contracts and invoiced 5,711 GWh.

OTHER ACTIVITIES

Telecommunications

In 2003, Hidrocantábrico’s cable telecommunications business continued its development through two subsidiaries, which are the concessionaires of television, fixed line telephony and internet for Asturias, Telecable de Asturias, S.A.U., or Telecable, and for Castilla y León, Retecal, Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A., or Retecal. Telecable is 100%-owned by Sociedad Promotora de las Telecommunicaciones en Asturias, S.A., which is 49.95%-owned by Hidrocantábrico. Retecal is 34.96%-owned by Hidrocantábrico.

As of December 31, 2003, there were a total of 732,700 cabled homes and 189,982 customers for both subsidiaries, an increase of 17% from 2002. Telecable adopted a new network technology that allows voice over Internet Protocol (VoIP) services, deployed a television infrastructure improving image and sound quality, rolled out its cable network to the city of Pravia and moved its technical teams to its new headquarters at the Gijón City Technological campus.

Hidrocantábrico increased its shareholding position in Retecal from 30.99% in 2002 to 34.96% in 2003, as a consequence of a share exchange of its participation in TV Castilla-León, which resulted in receipt of additional Retecal shares. The transmission network among its 17 urban networks was finished, as was the fiber optics interconnection between León and Oviedo. Telecable revenues were € 49.1 million in 2003, compared to € 35.5 million in 2002. Retecal revenues were € 49.6 million in 2003, compared to € 45.9 million in 2002.

Research and Development

Research and development activities carried out in 2003 were aimed at the reduction of emissions, treatment of by-products, maintenance and the extension of equipment life at various plants and were conducted in coordination with various universities and industry groups and were partially subsidized by the Spanish government and European Union entities.

BRAZIL

OVERVIEW

Brazil’s electricity industry is organized into one large interconnected electricity system, which is known as the Sistema lnterligado Nacional, or the Brazilian SIN, comprised of electricity companies in the southern, southeast, central-western, northeast and parts of the northern regions of Brazil, and several other small, isolated systems. Generation, transmission, distribution and supply activities are legally separated in Brazil.

In 2003, Brazil had a total installed capacity of 77,321 MW, of which approximately 86% was hydroelectric and 14% was thermoelectric. In addition, in order to satisfy its electricity requirements, Brazil imported 8,078 MW of electricity in 2003. Centrais Elétricas Brasileiras S.A. – Eletrobrás, or Eletrobrás, a company controlled by the Brazilian government, owns approximately 32.57% of the installed generating capacity within Brazil. Eletrobrás has regional subsidiaries responsible for generation and transmission of electricity: Centrais Elétricas do Norte do Brasil S.A. – Eletronorte and Companhia Hidroelétrica do São Francisco – CHESF in the north and northeast of Brazil, Furnas Centrais Elétricas S.A. in the southeast and central-west of Brazil and Centrais Elétricas do Sul do Brasil S.A. – Eletrosul in the south of Brazil. In addition, Eletrobrás controls Eletrobrás Termonuclear S.A. – Eletronuclear.

In addition to the government-owned entities at the federal level, certain Brazilian states have government-owned entities involved in the generation, transmission and distribution of electricity. They include among others, Companhia Energética de São Paulo – CESP, Companhia Paranaense de Energia – COPEL and Companhia Energética de Minas Gerais – CEMIG. With regard to distribution activity, most of the former state-owned companies were privatized and in 2003 private companies distributed more than 70% of the distributed electricity in Brazil.

Our electricity operations in Brazil consist of distribution, generation and related activities. The following of our Brazilian subsidiaries are engaged in distribution:

•	Bandeirante Energia S.A., or Bandeirante, in São Paulo;

•	Espirito Santo Centrais Eléctricas S.A., or Escelsa, in the state of Espirito Santo; and

•	Empresa Energética do Mato Grosso do Sul S.A., or Enersul, in the state of Mato Grosso do Sul.

In generation, we participate in the following companies:

•	FAFEN Energia S.A. in the state of Bahia;

•	Investco (Lajeado plant) in the state of Tocantins, through EDP Lajeado S.A.; and

•	Enerpeixe S.A. (under construction), in the state of Tocantins.

Our related businesses comprise our trading businesses, which are concentrated in Enertrade S.A.

In recent years the electricity sector in Brazil has been adversely affected by internal and external economic circumstances related to Brazil in general and by problems specific to the electricity sector. The Brazilian economy was affected by the worldwide economic slowdown in recent years and, in 2002, uncertainty inside and outside Brazil surrounding the October presidential elections. As a result, there was a sharp depreciation in the value of the real against other major currencies and increases in Brazilian inflation and interest rates. These conditions led to a scarcity of financing sources, which adversely affected the industrial sectors of the Brazilian economy including the electricity sector.

In addition to these adverse economic circumstances, in recent years electric utility companies in Brazil have had to contend with a government imposed rationing program that was in effect from June 2001 until February 2002, low wholesale prices in the wholesale electricity market, or the MAE, and uncertainties regarding the electricity sector’s regulations and framework.

As a result of a shortage of electricity, the Brazilian federal government implemented an electricity rationing plan in June 2001. Although the rationing program ended on February 28, 2002, its implementation had an adverse effect not only on electricity consumption, which decreased significantly during the period the program was in effect, but also on consumption habits in affected areas. The lower demand from consumers has affected and we expect it to continue to affect demand for electricity from our distribution businesses in Brazil. In addition, 2003, like 2002, was characterized by very favorable hydroelectric conditions, creating increased supply that, combined with continuing low demand, severely depressed prices on the MAE. There continued to be uncertainties about electricity sector regulations and framework in 2003 due to the new programs recently implemented by the new administration and the lack of an existing stable and consistent legal framework. Additionally, strict fiscal and monetary policies adopted during 2003 slowed economic activity. Industrial activity increased only 0.3% in 2003 compared to an increase of 2.5% in 2002, driven mainly by the export sector.

Despite the adverse circumstances in the Brazilian electricity sector in 2003, there were positive developments, principally due to favorable changes in macroeconomic indicators, most notably the inflation and exchange rates. In 2003, a widely-used measure of inflation, IGP-M, was 8.71%, compared to 25.31% in 2002. The exchange rate of the Brazilian real appreciated 18% against the U.S. dollar, reaching 2.89 reais per U.S. dollar at the end of 2003, compared to 3.53 reais at the end of 2002. In relation to the euro, the exchange rate appreciated 2%, reaching 3.64 reais at the end of 2003. Domestically, the main factors influencing the movement of these indicators were the adherence to a strict inflation targets policy, the agreement of primary surplus levels with the International Monetary Fund, or IMF, and a surplus in the trade balance, which achieved a record surplus of $24.8 billion in 2003. In order to reach the inflation targets, the Brazilian Central Bank increased the local interest rate (SELIC) at the beginning of 2003, reaching 26.5% in the first half of 2003. Lower inflation expectations led the government to adopt a gradually decreasing interest rates policy, with rates decreasing to 16.5% by the end of 2003. The movement of these indicators was also supported by high liquidity in global financial markets, caused by low interest rates in developed economies, which resulted in an increased capital flow to Brazil. Additionally, economic growth experienced by major commercial partners of Brazil (namely the United States of America, China and Argentina) led to increased Brazilian exports in 2003.

In 2003, the main events affecting the Brazilian electric utility industry were: (i) the macroeconomic turnaround in the country; (ii) the good hydrological conditions in the main consumption markets (except the Northeast region);

(iii) the substantial increase in the installed capacity, mainly due to investments started in the previous periods; and (iv) the moderate consumption growth despite the nearly zero economic growth. As a result, the electric sector in 2003 was characterized by energy oversupply. While the installed capacity increased on average 5% from 2000 to 2003, the consumption in 2003 was lower than in 2000.

In order to regulate excess energy generation in 2003 and to reestablish the revenues previously projected by distributors, the Ministry of Mines and Energy, or MME, released a proposal in mid-2003 presenting an outline of the New Energy Sector Model for discussion with industry, the public and government. In March 2004, the Brazilian government enacted the New Electricity Industry Model Law that redefined the major guidelines of the Brazilian energy sector.

The New Electricity Industry Model Law is intended to reform the Brazilian electricity market by increasing the role of private investment and eliminating barriers to foreign investment, especially in generation, in order to increase overall competition in the electricity industry. Additionally, it significantly changed the regulatory structure of this industry by expanding the oversight of the MME over the entire electricity sector. The scope of these changes to Brazil’s regulatory system have yet to be completely defined, as several important aspects of the regulation have yet to be implemented by means of additional regulation. For more information on the regulation of the Brazilian electricity sector and the New Electricity Industry Model Law, you should read “—Regulation—Brazil.”

We continue to carry out a restructuring plan in Brazil. On October 31, 2002, we completed the first stage of the restructuring, which put the following companies under direct control of EDP Brasil S.A., our holding company for Brazil, or EDP Brazil: Energest S.A., Enertrade Comercializadora de Energia S.A., Bandeirante Energia S.A., EDP Lajéado S.A., FAFEN Energia S.A. and Enerpeixe S.A. On December 31, 2003, EDP Brazil took the control of IVEN S.A., or IVEN, the company that directly controls Escelsa and indirectly controls Enersul. In connection with this process, EDP Brazil merged Calibre Participações S.A., 135 Participações S.A., EDP 2000 Participações Ltda, and EDP Investimentos Ltda. Following the reorganization of the IVEN holding, EDP Brazil owns a 69.55% stake in the voting shares and a 23.99% stake in IVEN’s total capital. The main goals of this transaction were to simplify the shareholding structure and to eliminate tax inefficiencies. In furtherance of our Brazilian shareholding restructuring process, we expect EDP Brazil to take control of the remaining shares of IVEN owned by EDP Group during 2004.

Another action taken was the merger of Enerpro into Energest, consolidating in Energest all activities concerning the development and implementation of generation projects, and also engineering, operation and maintenance services for the generation business units in Brazil.

On December 30, 2003, Investco, a company that operates the Lajeado plant and of which EDP Lajeado owns 14.36% of the shares and 27.65% of voting rights, did not redeem part of the Redeemable Shares Class R from Eletrobras scheduled to be redeemed at that time because it did not have sufficient retained results from previous years as required under Brazilian Law. Discussions are under way between Investco and Eletrobas in order to find alternatives to resolve the situation. The shares not redeemed amount to approximately 150 million reais (€ 39.2 million).

In 2003, EDP Brazil recorded provisions related to its investments in EDP Lajeado and FAFEN Energia. Enersul also wrote off 22 million reais (€ 7 million at the time of the charge) relating to the market value of its gas turbine.

In the case of FAFEN Energia, EDP Brazil recorded a provision of 139 million reais (€ 40 million at the time of the charge) due to the unlikelihood of FAFEN Energia to sell energy at prices equivalent to the normative value for thermal plants, i.e., the regulated tariff for electricity from thermal plants. When the decision was made to invest in the FAFEN Energia plant, electricity price estimates were based on the normative value for thermal plants. In 2002, Bandeirante and FAFEN Energia signed a PPA based on such estimated value. The PPA was subject to approval by ANEEL, which was denied because FAFEN Energia had not complied with all of the conditions set out in Brazil’s Thermal Plant Priority Program, which provides for the sale of electricity at the normative value for thermal plants. Subsequently, FAFEN Energia and Bandeirante entered into a new PPA. The new PPA uses as a reference, in accordance with conditions set by ANEEL for its approval, the normative value of hydroelectric plants, which is considerably lower than the price previously expected. The new PPA has not yet been approved by ANEEL. As a result of the foregoing, EDP Brazil recorded a provision for future losses.

With regard to EDP Lajeado, EDP Brazil recorded a provision of 90 million reais (€ 26 million at the time of the charge). EDP Brazil’s trading company, Enertrade, entered into a PPA to acquire electricity produced by the Lajeado plant and entered into PPAs with EDP Brazil’s distribution companies with respect to such electricity. At the time these PPAs were entered into, the electricity price permitted under tariff regulations was higher than under regulations subsequently issued by ANEEL, but before ANEEL’s approval of the PPAs. Enertrade contested ANEEL’s decision and obtained an injunction permitting it to charge prices set forth in the PPAs until there is a decision on the merits. However, EDP Brazil’s distribution companies have not yet obtained such an injunction despite contesting ANEEL’s decision and are, therefore, prohibited from passing on to customers the prices in the PPAs. Given the current situation, EDP has recorded a provision for future losses.

In the case of Enersul, the company wrote off 22 million reais (€ 7 million at the time of the write off) related to the market value of Campo Grande’s gas turbine acquired in 2001 as Enersul has terminated this project and decided to sell the turbine.

GENERATION

Lajeado

In late 1997, EDP Brazil formed a consortium with three Brazilian distribution companies that were awarded a 35-year concession to build a dam and operate a hydroelectric power plant in Lajeado, Brazil. We own 14.36% of the shares and 27.65% of the voting rights in Investco, the company that operates the plant. EDP Lajeado owns the right to sell 27.37% of the energy generated by the Lajeado hydroelectric power plant. Of the total energy generated, 24.75% can be freely traded with other electricity market agents, while the remaining energy must be sold at regulated prices to distribution companies. The Lajeado hydroelectric power plant began full operation in November 2002, following the completion and commissioning of its fifth unit, and has an installed capacity of 902.5 MW. The plant produced 4,457 GWh in 2003.

Couto Magalhães

In November 2001, a consortium 49%-owned by EDP Brazil and 51%-owned by Grupo Rede was awarded a concession to build and operate a 150 MW hydroelectric power plant on the Araguaia River in Brazil, the Couto Magalhães power plant. The construction of the project was expected to start in 2003 and its operations during 2006. The project has now been interrupted due to additional environmental requests by regulators that were not agreed to in the original concession contract, which led to increasing development costs and postponing the start-up of the construction as well as the plant operations. These requests negatively impact the economic viability of the project. The consortium has informally requested rescission by the regulator of the concession contract and is now waiting for a formal response.

Peixe Angical

In June 2001, a consortium 95%-owned by EDP Brazil and 5%-owned by Grupo Rede was awarded a concession to build and operate a 450 MW hydroelectric power plant on the Tocantins River in Brazil, the Peixe Angical power plant. The annual concession rent is 6.8 million reais (€ 1.8 million) for 29 years starting in the seventh year of the 35-year concession. After a one-year suspension, construction of the plant was reinitiated in October 2003, following the completion of an agreement between us and Eletrobrás and BNDES. The agreement included an equity participation of 40% of Furnas and funding of 670 million reais (€ 175 million) approved by BNDES, reducing the amount to be supported by us. At the end of 2003, we had invested 204 million reais (€ 72 million) in this project. Plant operations are planned to begin in 2006.

FAFEN Energia

The first phase of the FAFEN Energia thermoelectric plant in the Bahia state of Brazil began on August 25, 2002, with an installed capacity to produce 54 MW of electricity and 152 tons per hour of steam. From that capacity, the plant has to produce 22 MW and 42 tons per hour of steam under a tolling regime to Petrobras–Petróleo Brasileiro S.A. EDP Brazil has an 80% participation in the venture, and Petrobras holds the remaining 20%. Its second phase configuration will include an additional gas turbine of 26.7 MW and a steam turbine of 53 MW. The construction was initiated in March 2003 and should be completed during 2004. It is estimated that following completion of the second phase, the plant will produce a total of 133 MW of electricity and 42 tons per hour of steam. In 2003, FAFEN Energia produced 173,902 MWh and 352,603 tons of steam. FAFEN Energia and Bandeirante have signed a PPA, which ANEEL has not yet approved. At the end of 2003, we had invested 269 million reais (€ 83 million) in this project.

DISTRIBUTION

In 2003 our distribution companies in Brazil served more than 2.9 million customers, distributed 21,424 GWh of electricity and had revenue of 3.2 billion reais (€ 919.8 million).

Company	Customers (thousands)	GWh Distributed	Revenue (thousands of reais)	Revenue (thousands of euros)
Bandeirante	1,320	11,380	1,674,395	484,069
Escelsa	968	7,187	943,697	272,824
Enersul	614	2,857	563,586	162,933

Total	2,902	21,424	3,181,678	919,826

Bandeirante

EDP Brazil holds a 96.48% stake in the share capital of Bandeirante, a distribution company in the Brazilian state of São Paulo that, in 2003, served more than 1.32 million customers.

In 2003, Bandeirante sold 9,539 GWh, a 6% decrease from 2002, primarily due to consumption decreases in the industrial segment. Consumption in the residential segment represented 22.4% of total sales volume, an increase of 0.8% from 2002. Consumption in the industrial segment represented 54.8% of total sales volume, a decrease of 12.8% from 2002, reflecting the loss of liberalized customers to other energy suppliers. Consumption in the commercial segment represented 12.4% of total sales volume, an increase of 4.5% from 2002. In the other segments, which represent 10.5% of total sales volume, the consumption increase was 8.2% from 2002. Taking into account electricity distributed to liberalized customers, which pay Bandeirante a fee for use of its distribution grid, Bandeirante distributed 11,380 GWh in 2003, a 4.2% increase from 2002.

On October 23, 2003, Bandeirante’s tariffs were adjusted as part of a periodic tariff review resulting in an increase of 18.08% over the period from 2004-2008, of which 14.68% will be applied during the first year and the remaining 3.4% will be applied over the next three annual tariff readjustment processes.

In 2003, Bandeirante made capital expenditures of 136 million reais (€ 39.3 million) with a focus on modernization, customer service, improvement of the network’s operational conditions in expanding regions and increases in the electricity grid’s operational flexibility. As part of a program of modernization, 50 million reais (€ 15 million) was spent in 2003, including expenditures relating to a new operations center and in the new commercial information system.

In order to improve productivity, Bandeirante has been encouraging its employees to adopt procedures that build a creative and innovative culture that is focused on results and responsive to customers and the market. In 2003, Bandeirante reduced its workforce to 1,261 employees, achieving a customer per employee ratio of 1,050.

At the end of March 2003, the company raised 200 million reais (€ 55 million at the time of the issue) through the issuance of 6-month promissory notes. In September 2003, the company issued new promissory notes in amount of 180 million reais (€ 53 million at the time of the issue) to refinance the notes issued in March 2003.

At the end of 2003, Bandeirante’s board of directors approved a long-term loan of US$100 million from the Inter-American Development Bank to finance the expansion of the distribution grid and to improve the general quality of services.

Escelsa

EDP and its subsidiaries own 54.76 % of Escelsa-Espírito Santo Centrais Elétricas S.A., or Escelsa, a distribution company in the Espírito Santo state of Brazil that, in 2003,served more than 968,000 customers.

In September 2002, a lawsuit with GTD Participações, S.A., or GTD, a Brazilian company, received a favorable decision on the merits in our favor. This decision, however, is subject to an appeal to the High State Court of Rio de Janeiro, which has not yet been decided. Previously, a shareholders’ agreement with GTD that provided for joint control of Escelsa was in force. The lawsuit was filed by GTD when it contested the termination of the shareholders’ agreement provided for in such agreement. GTD attempted to suspend our rights as controlling shareholder, but the judiciary denied this request. We convened an extraordinary shareholders’ meeting of Escelsa in September 2002 at which we gained control of Escelsa, which control had previously been shared jointly with GTD. In October 2002, we took over the management of Escelsa and appointed new executive officers. Since that time, we have fully consolidated Escelsa. Following the decision of the Lower Court of Rio de Janeiro, GTD filed an additional lawsuit in the Federal Court of Rio de Janeiro with a similar complaint, but this time against Brazilian Union and Eletrobras as well, on which no ruling has yet been made.

The electricity required by Escelsa’s distribution grid in 2003 totaled 8,185 GWh, an 11% increase from the previous year. In order to meet market demand, Escelsa’s hydroelectric plants generated 922 GWh internally, which represents 11.2% of the electricity required. Escelsa purchased the remaining 5,975 GWh from other suppliers. In addition, 1,287 GWh produced by other generators passed through Escelsa’s grid.

Escelsa’s total electricity sales volume was 5,900 GWh in 2003, representing a 7% decrease from 2002 due to decreased electricity sales to the commercial and industrial segments. Consumption by the residential segment represented 20.3% of total sales volume, an increase of 5.5% from 2002. Consumption by the industrial segment represented 46.5% of total sales volume, a decrease of 16.6% from 2002, which reflects the loss of liberalized customers to other energy suppliers. Consumption by the commercial segment represented 12.8% of the total sales volume, a decrease of 10% from 2002, also reflecting the loss of liberalized customers. The energy supply sold to other electric utilities represented 5.4% of the total sales volume, an increase of 1% from 2002. Finally, sales to other segments represented 15.0% of the total sales volume, an increase of 13% from 2002. Taking into account electricity distributed to liberalized customers, which pay Escelsa a fee for use of its distribution grid, Escelsa distributed 7,187 GWh in 2003, an 11% increase from 2002.

On August 7, 2003, ANEEL approved Escelsa’s tariff readjustment, an increase of 17.3% that consisted of:

•	8.96% to compensate for Escelsa’s non-controllable costs, which are passed along to customers;

•	7.8% to compensate for Escelsa’s controllable costs, which were adjusted to reflect inflation, and were discounted by 0.63%, due to the pass-through to the tariffs of the year’s productivity gains, or the X Factor; and

•	0.54% to compensate for Escelsa’s losses during the rationing period in 2001-2002.

Every three years, Escelsa’s tariffs are reviewed according to its concession contract, for the purpose of reassessing the fair return on capital employed. Escelsa’s next tariff review will conclude in August 2004. Preliminary studies by ANEEL and Escelsa’s management with respect to the next tariff began in May 2004.

In 2003, Escelsa had capital expenditures of 64 million reais (€ 19 million), of which 57 million reais (€ 17 million) were technical costs related to the expansion and improvement of the distribution grids, new substations and company modernization. The remaining 7 million reais (€ 2 million) were financial costs related to the expenditures capitalized in Escelsa’s assets.

Escelsa’s workforce at the end of 2003 totaled 1,309 employees, 3.5% less than in 2002. Esclesa continues to increase the customers per employee ratio, reaching 742 in 2003 from 705 in 2002, an improvement of 5%.

Enersul

EDP and its subsidiaries indirectly hold a controlling stake in Enersul-Empresa Energética do Mato Grasso do Sul S.A., or Enersul, a distribution company in the Mato Grasso do Sul state of Brazil, that, in 2003, served more than 614,000 customers.

Enersul’s total energy sales volume for 2003 was 2,816 GWh, representing a 2% increase from 2002. Sales to the residential segment represented 31.4% of the total sales volume, an increase of 1.1% from 2002. Sales to the industrial segment represented 23.5% of the total sales volume, a decrease of 2.5% from 2002. Sales to the commercial segment represented 19.7% of the total sales volume, an increase of 3.7% from 2002. Enersul had 613,645 customers at the end of 2003, an increase of 3% compared to 2002. Taking into account electricity distributed to liberalized customers, which pay Enersul a fee for use of its distribution grid, Enersul distributed 2,857 GWh in 2003, a 4% increase from 2002.

On April 8, 2003, ANEEL approved a tariff increase for Enersul of 42.26% as part of a periodic tariff review. Of this amount, 32.59% has already been applied to the current tariff and the remainder, 9.67%, will be added to the tariff over the years from 2004 to the next review in 2007.

In 2003, Enersul had capital expenditures of 56 million reais (€ 16 million) focused on modernizing, improving and expanding the company’s distribution grid.

Although at the end of 2003, Enersul’s workforce was 1.2% higher that in 2002, totaling 940 employees, the company was able to improve its ratio of customers to employees to 653 in 2003 from 643 in 2002.

CERJ

In 1996, EDP, S.A. formed a consortium with Chilectra and Endesa that acquired approximately 70% of the stock of Companhia de Eletricidade do Rio de Janeiro, S.A., or CERJ, an electricity distribution company in the Rio de Janeiro state of Brazil. EDP, S.A. currently owns 7.77% of CERJ (11.27% at December 31,2003), reflecting reductions in our stake as a result of capital increases that we did not participate in.

Related Activities

Enertrade manages contacts between our Brazilian generation and distribution businesses and engages in electricity trading. In addition, Enertrade seeks to capture business from liberalized clients that move away from our distribution companies as sources of supply and sell to other liberalized clients. As the New Energy Sector model provides that liberalized clients may only purchase electricity from generators or traders, we expect that the shift of these clients away from our distribution companies will continue.

In 2003, Enertrade’s sales volume amounted to 2,713 GWh, of which 1,620 GWh were sold to liberalized customers. Enertrade purchased 1,072 GWh from EDP Lajeado. This represents an increase of 28% in comparison to the previous year. The average price of energy sold and purchased by Enertrade in 2003 were, respectively, 58.8 reais/MWh and 53.34 reais/MWh.

TELECOMMUNICATIONS

HISTORY AND OVERVIEW

In March 2000, we announced a strategic decision to pursue the telecommunications business. This decision provided us with an opportunity to leverage our existing resources and expertise and to build on our initiatives in the telecommunications and information technology businesses. At that time we held a 25% stake in Optimus, Portugal’s third mobile operator, and had, on January 1, 2000, launched the fixed-line operations of our subsidiary, ONI Telecom. In June 2000, we announced a new organizational structure for our telecommunications and related activities, which focused these activities in ONI, SGPS, S.A., or ONI, a holding company owned by us and our partners, that operates various business segments discussed in more detail below. The current shareholder structure in ONI is as follows: EDP 56.025%, Brisa 17%, BCP 16.188%, BCP’s pension fund 6.637%, GALP Serviços 4.096% and GALP 0.054%.

On June 12, 2001, we announced ONI’s acquisition of Comunitel enabling ONI to offer “one-stop-shopping” to the growing number of companies operating in both Portugal and Spain. Comunitel is a Spanish telecommunications operator with a portfolio of products and services directed to small and medium size enterprises.

For the year ended December 31, 2003, ONI had revenues of € 331.1 million, of which € 15.3 million was generated from services provided to the EDP Group, and an operating loss of € 68.7 million compared with, for the year ended December 31, 2002, revenues of € 320.8 million, of which € 13 million was generated from services provided to the EDP Group, and an operating loss of € 154.8 million.

In March 2002, we sold 100% of OPTEP, our subsidiary that, at the time of the sale, indirectly held 25.49% of Optimus, to Thorn Finance SA for € 315 million. Prior to this sale, OPTEP transferred its interest in ONI to us. Since our subsidiary ONI Way and Optimus were each awarded a UMTS license in late 2000, we were required to sell our stake in Optimus by March 31, 2002 in order to comply with Portuguese regulatory requirements. We no longer hold any shares in Optimus, directly or indirectly, although our agreement with Thorn Finance SA gives us a right of first refusal to purchase the shares sold if Thorn Finance SA reaches an agreement to sell the shares to a third party.

In early 2002, ONI renegotiated its lease agreement of the fiber optic network owned by REN. Under the renegotiated terms of this agreement, the duration of the lease has been reduced from 20 years to 5 years and fiber optic pairs length has been reduced by 50% to approximately 1,850 kilometers.

In late 2002, ONI Way decided to significantly reduce its activity and proposed to its shareholders to decide whether the UMTS project should be temporarily frozen or terminated, due to several adverse economic, financial, technical and regulatory reasons. In order to optimize shareholder value, ONI Way entered into agreements with TMN, Vodafone-Telecel (now known as Vodafone Portugal) and Optimus under which ONI Way had the option to sell to those companies a substantial part of its assets. In addition, it was also agreed to enter into put and call options to sell to Vodafone-Telecel the entire share capital of ONI Way.

On January 6, 2003, a 72% majority of the shareholders general meeting of ONI Way decided not to launch ONI Way’s UMTS project and to confirm the decisions and acts of the board of directors in this regard. Subsequently, ONI Way’s UMTS license was revoked on January 13, 2003 by the Minister of Economy with the consent of ONI Way. ONI Way subsequently entered into arrangements with the majority of its employees, and, since December 31, 2003, has no labor agreements. In addition, ONI Way has terminated its distribution agreements and settled its commitments with suppliers, all in connection with the termination of its UMTS activities.

In November 2003, the ONI Way put option was exercised and in February 2004 ONI Way’s entire share capital was sold to Vodafone Portugal.

In the first quarter of 2003, ONI revised its organizational structure to better achieve the goals and strategies defined for its business segments. This process was concluded in the fourth quarter of 2003, by the merger of ONI Grandes Redes, ONI Sistemas de Informação, ONI One, ONI Solutions, Shopping Direct and Brisatel into ONI Telecom. Accordingly, ONI’s businesses are currently pursued in two main areas: wireline Portugal and wireline Spain.

Wireline Portugal comprises:

•	ONI Telecom, a wholly-owned subsidiary of ONI, is a licensed telecommunications company that develops and provides wireline communication services to corporate and residential clients and also serves as a “carrier’s carrier,” selling capacity to other communications companies.

•	uCall, a 60%-owned subsidiary of ONI offering call center services, fulfilling ONI’s needs in back office support, as well as providing services to companies outside the ONI group.

Wireline Spain comprises:

•	Comunitel, which is 99.93%-owned by ONI, is a telecommunications operator specializing in providing communication services to corporate clients. Comunitel was one of the first operators to provide advanced telecommunication services in Spain.

•	Ola Internet, a wholly-owned subsidiary of ONI, which is a company offering voice and data services to medium size companies in Spain.

In early 2004, ONI became the owner of 99.98% of Germinus XXI, or Germinus, an “incubator” company developing services in the market where telecommunications, media, hardware and software converge, increasing its previous ownership of approximately 80% of Germinus. The Germinus group offers services in four activities: applications and technological platforms, professional services, information services and network business.

ONI’s management team is led by Pedro Norton de Matos, chief executive officer, and the executive members of ONI’s board. Executive board members have the following responsibilities: Jorge Cruz Morais, former director of EDP Strategic Planning, is the chief financial officer of ONI, and Luís Ribeiro Vaz, former board member of the retail group Jerónimo Martins, heads Spanish operations.

TELECOMMUNICATIONS MARKET

In accordance with EU requirements, the Portuguese government has taken significant steps during the past several years to open the telecommunications market to competition. In 1997, Portuguese regulations took effect that permitted us and others to install and provide infrastructure for telecommunications services. On January 1, 2000, Portugal opened the entire telecommunications sector to competition.

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

COMPETITION

In the fixed line business area, ONI is competing for market share primarily with PT, which historically held a monopoly on fixed line services in Portugal. Currently, in the first stages of liberalization of this area, PT continues to hold a dominant position in this market. Other fixed line operators in Portugal include Novis, controlled by Sonae.Com and France Telecom, and Jazztel. Based on data released by ICP-ANACOM, in the fourth quarter of 2003 new operators accounted for 13.4% of the total minutes in the fixed line area.

Indirectly, fixed line operators also face strong competition from cellular telephone service providers, particularly in the voice segment. Cellular services in Portugal are currently provided by TMN, Vodafone Portugal and OPTIMUS.

We also face significant competition in data transmission services and as an Internet Service Provider, or ISP. Numerous operators compete in these areas, including SAPO, a PT ISP, IOL, a Media Capital ISP, and Clix, a Sonae.Com ISP.

TELECOMMUNICATIONS ACTIVITIES

Infrastructure: ONI has in place an extensive infrastructure to provide telecommunications services, which includes approximately 6,000 kilometers of fiber optic cable, including multiple strings, for a total of approximately 150,000 kilometers of fiber optic backbone, in Portugal. We own approximately 110,000 kilometers of this backbone and lease approximately 40,000 kilometers to REN, Transgás and EDIS. ONI currently has approximately 300 points of presence, (PoPs) and 2 network central offices, in Lisbon and Porto. At the end of 2000, ONI linked its fiber optic network to Iberdrola’s network, creating two new connections to Spain and adding to the existing connection with the network of Comunitel.

The incorporation of Brisatel’s assets in the ONI group in October 2001 added approximately 1,300 kilometers of fiber optic cable (of which approximately 1,120 kilometers are already installed) to the fiber optic cable that we had already in place at the time. Brisatel also added 70 PoPs and two international links with RENFE, the Spanish railroad operator, which required a restructuring of ONI’s PoPs to avoid redundancy. The incorporation of Brisatel’s assets in the ONI group was one of the factors that led ONI to renegotiate its lease of the fiber optic network owned by REN in early 2002. Under the renegotiated terms of this lease, the duration of the lease has been reduced from 20 years to 5 years and fiber optic pairs length was reduced by 50% to approximately 3,000 kilometers by the beginning of 2003. As of January 2004, fiber optic pairs length was reduced again to 2,329 kilometers.

ONI expects to increase consumer connections to its existing fiber optic backbone to provide telecommunications services. ONI has efforts underway to develop digital powerline technology and is currently conducting pilot tests.

Telephone and data services: In late 1999, we began aggressive efforts to build ONI brand recognition and generate customer pre-registrations. In November 1999, ONI acquired Comnexo, a private data operator providing services to closed user groups. This acquisition was designed to expand the scale and reach of our data operations. ONI Telecom commenced operations in January 2000 as a voice and data fixed-line operator concurrent with the opening of competition in Portugal. We continue to provide services in this area through ONI. ONI Telecom’s initial activities were focused on fixed-line voice services for businesses and high-value customers. ONI currently expects to develop other products and services, including value-added voice services, data transmission, and integrated voice, data and video services.

At December 31, 2003, ONI had approximately 741,000 registered voice lines generating demand for approximately 2,6 million minutes per day, or an aggregate of 939 million minutes in 2003. In comparison, in 2002 ONI’s fixed line operation in Portugal accounted for approximately 733 million minutes of voice traffic.

According to a report by ICP-ANACOM for the fourth quarter of 2003, ONI holds an overall market share in fixed line telephone traffic of approximately 5%, which corresponds to approximately 45% among the new fixed line operators in Portugal.

In Spain, at December 31, 2003 our subsidiary Comunitel and its subsidiary Ola internet generated approximately 1,700 million minutes of voice traffic in 2003.

Internet access services: ONI has high capacity platforms to provide Internet access services and is operating as an ISP. As of December 31, 2003, ONI had approximately 436,000 registered ISP customers generating approximately 1.6 million minutes per day for an aggregate of approximately 638 million minutes in 2003.

In July 2002, ONI launched an Asynchronous Digital Subscriber Line, or ADSL, product that allows high speed Internet access over regular telephone lines and that can be installed by end users over their existing telephone lines.

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

Following its decision to focus on wireline communications in 2002, ONI decided to gradually reduce its investment in B2C (business to consumer) and B2B (business to business) platforms, having already disposed of some of its subsidiaries in this area.

REGULATION

Our activities in the telecommunication area subject us to a number of regulatory regimes, including licensing requirements and operating restrictions. For more information on the regulation of telecommunications, please see “—Regulation—Telecommunications.” ONI holds licenses for the establishment and operation of public telecommunications networks (ICP-05/99-RPT, granted June 14, 1999) and the provision of Fixed Telephony Service (ICP-001/99-SFT, granted August 10, 2000). ONI also holds a registration for the provision of public use telecommunications services (Register-006/99 dated January 20, 1999). ONI was awarded two licenses for the use of frequencies aimed at fixed wireless access in the 3.6-3.8 Mhz and 24.5-26.5 Ghz bands (ICP-01/99-FWA and ICP-05/99-FWA granted December 29, 1999). In 2003, ONI requested the revocation of the 3.6-3.8 Mhz band license. The difficulties to install terminal equipment, the lack of scale, together with other technological difficulties made the operation of a fixed wireless network difficult and uneconomical.

EMPLOYEES

ONI’s human resources have the experience and expertise to assist it in developing and growing the telecommunications business. As of December 31, 2003, ONI had approximately 1160 employees, 51% in wireline Portugal and 49% in wireline Spain.

FINANCIAL RESULTS

As a recent entrant in the telecommunications sector, during its first four years of operations ONI has incurred significant operating costs in connection with developing and sustaining its business while, at the same time, increasing revenues as a result of its growing customer base. ONI had revenues for 2003 of € 331.1 million, of which services provided to the EDP Group amounted to € 15.3 million, and an operating loss of € 68.7 million. In comparison, ONI had revenues for 2002 of € 320.8 million, of which services provided to the EDP Group amounted to € 13 million, and an operating loss of € 154.8 million. ONI’s 2003 operational capital expenditures for fixed line communications in Portugal and Spain were approximately € 28.6 million compared with approximately € 140.8 million in 2002. ONI’s total assets at the end of 2003 were € 835 million compared with € 888 million at the end of 2002.

ONI’s current assessment of expenditures in the telecommunications area anticipates an investment by ONI of approximately € 114 million for the period 2004-2006 almost exclusively for network infrastructure and client connections and equipment, although the amount of investments may change as ONI’s plans develop.

Due to divestiture of the UMTS project, we are no longer committed to the approximately € 2,600 million of aggregate capital expenditures forecasted in the bid submitted by ONI Way in the public tender for the fourth UMTS license in Portugal.

OTHER INVESTMENTS AND INTERNATIONAL ACTIVITIES

During 1998, we acquired in the Spanish securities market 3% of the share capital of Iberdrola, a Spanish utility company. In September 2003, we sold a block of 10 million shares representing 1.11% of the share capital of Iberdrola to Banco Bilbao Vizcaya Argentaria, S.A., for € 153.9 million. In October 2003, we sold 17,050,000 shares, representing a 1.89% stake in the share capital of Iberdrola, to BANCAJA, Caja de Ahorros de Valencia, Castellón y Alicante for € 246.2 million. As a result of this transaction, we no longer have any stake in Iberdrola. Iberdrola holds a stake in us of slightly less than 5% of our share capital, which corresponds to slightly more than 5% of our voting rights.

We also have an interest of approximately 4% in ELCOGAS, S.A., a consortium that includes, in addition to us, Electricité de France, Endesa, Iberdrola, International Power and others. ELCOGAS, S.A. was formed to build and operate a 300 MW integrated gasification combined cycle plant in Puertollano, Spain. This plant burns gas obtained from the coal gasification process.

We hold a 21% interest in a consortium that indirectly owns an 80.88% interest in the capital of Empresa Eléctrica de Guatemala S.A., or EEGSA, which is an electricity distribution company in Guatemala. In 2003, EEGSA had approximately 717,000 customers, a sales volume of 3,429 GWh and a service area of 6,200 square kilometers. EEGSA is Central America’s largest distribution company. In 2003, EEGSA generated € 312.6 million in revenues and had a net income of € 15.2 million. The consortium is made up of EDP, Iberdrola and Teco Energy, a Florida electric company.

We also own a 21.19% stake in CEM – Companhia de Electricidade de Macau, S.A., or CEM, the electric utility company of Macau, and have an active role in CEM’s management. In 2003, CEM had approximately 195,500 customers and sold 1,754 GWh of electricity. In 2003, CEM had revenues of € 216.0 million and net income of € 58.8 million. CEM has the concession for generation, transmission and distribution in Macau until December 2010. CEM serves a population of approximately 470,000 in an area of 28 square kilometers. In 2003, we reorganized our shareholding in CEM by winding up an intermediary holding company, Sogeste, in which we had an 85% stake, and acquiring a proportion of the stake held in CEM by the other shareholder of Sogeste, Gaixa Geral de Depósitos. As part of this reorganization process, we sold a 2.06% stake in CEM to China Power International Holding, a company of the main electricity operator in mainland China, as an opportunity to diversify and strengthen the shareholder structure of CEM.

In late 1999, we formed a consortium, 60% owned by us and 40% owned by AdP Aguas de Portugal, which was chosen by the government of Cape Verde to acquire a 51% interest in Electra, for which we paid € 27 million. Electra produces electricity and distributes electricity and water in Cape Verde. In 2003, Electra produced 199 GWh of electricity, compared to 181 GWh in 2002, and distributed 133 GWh to 65,538 customers in an area of 4,030 square kilometers. Also in 2003, Electra produced 4 million cubic meters of water and distributed 2.8 million cubic meters of water to 22,578 customers. Electra had revenues of € 27.7 million and a net loss of € 5.0 million in 2003.

SUBSIDIARIES, AFFILIATES AND ASSOCIATED COMPANIES

Apart from EDP Produção, EDPD, Hidrocantábrico, our Brazilian companies and ONI, we hold interests in a number of subsidiaries that provide various services to our other companies. Some of these subsidiaries also provide services to third parties. These entities contributed € 151 million in revenues in 2003.

EDP Valor integrates some of our service companies with the objective of achieving cost reductions within EDP through the consolidation of resources and the centralizing of purchasing activities. Since the first quarter of 2002, EDP Valor has extended its services to EDP Produção and EDPD.

EDP - Electricidade de Portugal Internacional, S.G.P.S., S.A. provides management and organization consulting services in electricity generation, transmission and distribution, undertakes project management and promotion, and executes and supervises the performance of commercial contracts.

EDINFOR—Sistemas Informáticos, S.A. develops, operates and markets software and systems, and also provides consulting and vocational training in information technology. See “—Telecommunications.” EDINFOR holds a 57.77% interest in ACE-SGPS, which is holding for Portuguese companies that provide management, strategic and information systems consultancy, supply of corporate turnaround services, organization restructuring, e-trade, data warehousing, knowledge management, customer relationship management, planning and management of information implementation of IT Solutions, financial services and implementation and training in SAP R3. Amongst other companies, EDINFOR also holds major interests in: Copidata Industrial Gráfica e Equipamentos, S.A., a company that creates, executes and sells graphic systems; IT-Log, Logística e Gestão de Tecnologias de Informação, S.A., a company whose activities consist of the conception, production, installation, logistics and management of IT systems; and IT-GEO, Tecnologias e Informação Georeferenciadas, S.A., a company whose activities consist of the development and integration of geographic information systems and the production, maintenance and sale of geographic data.

Affinis—Serviços de Assistência e Manutenção Global, S.A. provides home services and contractor management to residential and corporate customers through a network of skilled professionals. In the residential area, Affinis offers home services including the planning, installation, maintenance and repair of electrical, gas, plumbing and structural systems and the replacement of household appliances. In the corporate area, Affinis provides technical assistance with respect to many of the services provided in the residential area. In October 2002, our subsidiary EDP Participações acquired a 45% stake in Affinis’s share capital and shareholder loans from PROCME—Gestão Global de Projectos, S.A., or PROCME, for a total of € 13.5 million, of which € 11.5 million corresponds to the share capital acquisition. Of this amount, € 4.05 million was paid in October 2002, and the balance is due in three € 3.15 million installments over 2004, 2005 and 2006. These installments may be adjusted depending on the financial performance of Affinis. Following the acquisition operation, EDP Participações and PROCME subscribed to a € 5 million capital increase in Affinis in amounts proportional to their holdings in the company.

REGULATION

THE IBERIAN ELECTRICITY MARKET

On November 14, 2001, in accordance with the liberalization objectives contained in EU Directive 96/92/EC, the Portuguese and Spanish governments signed the Protocol, in which they undertook to create an Iberian electricity market based on the principles of free and fair competition, transparency, objectivity and efficiency. In particular, the Protocol was intended to:

•	guarantee consumers in Portugal and Spain access to the electricity network from either country and to interconnections with third countries on equal terms; and

•	give electricity operators in an Iberian electricity market the freedom to contract with consumers, to engage in distribution activities in both countries and to participate in a common Iberian electricity pool.

In late December 2001, the regulators from Spain and Portugal, (Comision Nacional de Energia, or CNE, and Entidade Reguladora dos Serviços Energéticos, or ERSE, respectively) presented a paper for public discussion on the MIBEL organizational model. In March 2002, based on that public discussion, they presented a compromise structure for MIBEL. As determined in the Protocol, the model took into consideration the principles stated in the Protocol, the applicable EU legislation, the recent experience of both countries’ electricity markets and regulatory best practices. The model also introduced ideas to allow for the development of a competitive and efficient market, equipped with the necessary supervision and control mechanisms, in order to guarantee the satisfaction of consumers’ needs, to provide for the security of electricity supply in the short and long term and to be fully compatible with the objectives of energy efficiency and the development of renewable energy in both countries.

Although MIBEL was expected to come into force by January 2003, representatives of the Portuguese and Spanish governments at the October 2002 Valencia summit established a new schedule for MIBEL’s implementation. The revised timeframe was created due to the fact that MIBEL would be delayed not only due to a change in the Portuguese government, but also because of the need for the harmonization of the Spanish tariff structure.

For the purpose of developing MIBEL, the Protocol contains a timetable for the development of the following interconnections between Spain and Portugal that was not amended at the Valencia summit: Alqueva-Balboa, a 400kV line scheduled for completion in 2004; Douro Internacional-Aldeadavila, either the construction of a new 400kV interconnection or an increase of the existing interconnection capacity scheduled for completion in 2006; and Alto-Cartelle-Lindoso, a second interconnection for the purpose of increasing transmission efficiency, for which a new 400 kV circuit was put into operations in April 2004.

During the Figueira da Foz summit of November 8, 2003, the Portuguese and Spanish governments executed a memorandum of understanding that established a new timeframe for the creation of MIBEL and agreed to specific aspects in connection with this creation, including:

•	Implementation of operating mechanisms governing the working of the two “poles” of the market and their integration;

•	Harmonization of regulation applicable to the spot and forward electricity markets in Portugal and Spain;

•	Termination of the majority of PPAs in Portugal by the start date of the integrated operation of MIBEL; and

•	Institutionalization of the Iberian Regulatory Board, including representatives of the two regulators, the purpose of which will be to be resolve conflicts and control the working of the markets within the scope of their common responsibilities.

On January 20, 2004, both governments entered into a more detailed agreement known as the international agreement, which was approved by the Portuguese Parliament under Resolution no. 33-A/2004 of April 20, 2004 and ratified by the President of the Republic of Portugal under Decree law no. 19-B/2004 of April 20, 2004. This agreement creates an Iberian electricity market designated as MIBEL, and is intended to constitute a milestone in the process of integration of the electricity markets of both countries.

Under the international agreement, MIBEL will operate with a spot market, which includes daily and intra-daily markets and will initially be managed by the current market operator of the Spanish market (OMEL), and a forward market, which will initially be managed by a market operator located in Portugal (OMIP). In addition, electricity transactions may also be negotiated by means of bilateral contracts with a term not less than one year. The international agreement also clarifies that the existence of two market operators, OMEL and OMIP, is temporary and that the two operators will eventually be merged into a single market operator. By April 21, 2005, each market operator is expected to limit the amount of its share capital held by any single shareholder to 5%, except that technical and economic managers of other electricity systems may hold stakes of up to 10%. Additionally, by April 21, 2005, system operators may no longer hold interests in the share capital of market operators. By April 20, 2006, it is expected that both market operators will merge and create a single market operator designated as the Iberian Market Operator (Operador do Mercado Ibérico).

Within the context of MIBEL, changes introduced to the Portuguese energy policy in April 2003 resulted in the redefinition of the Portuguese government’s main objectives in the energy sector, which comprise, among others: the liberalization of the market, improvement of the quality of service, security of supply and reinforcement of the productivity of the national economy. The Portuguese government has indicated its intention to proceed with the restructuring of the Portuguese electricity system, which includes, among other measures, terminating the existing PPAs by means of adequate compensation mechanisms and changing REN’s single buyer status. As a result, Decree law no. 185/2003 of August 20, 2003 contemplates the early termination of PPAs according to specific rules to be defined in a subsequent decree law, which is also expected to define indemnification measures adequate to compensate the investments and commitments provided for in each PPA that are not achievable through the expected market revenues once the PPAs are terminated. It is also expected that both Portugal and Spain should take all necessary measures to open the market to all consumers and harmonize both tariff structures through clear and transparent rules, particularly in Spain.

PORTUGAL

The basis and principles of the organization of the electricity sector in Portugal were set out in 1995 legislation that was partially revised in 1997 in accordance with the general principles of EU Directive 96/92/CE. Following the 1997 revisions, the Regulatory Entity of the Electric Sector, or ERSE, was appointed as the independent regulator in February 1997. On April 12, 2002, ERSE became the Regulatory Entity of the Energetical Services, and its authority was extended to the domain of natural gas regulation. On March 25, 2002, by Decree law no. 69/2002, ERSE’s authority with respect to the electric sector was extended to the Autonomic Regions of Madeira and Azores. The responsibilities for regulation of the electricity sector in Portugal are now generally split between Direcção Geral de Geologia e Energia, or DGGE, ERSE and the Competition Authority, as described below.

Direcção Geral de Geologia e Energia

DGGE has the primary responsibility for planning and developing the Public Electricity System including, approving the issuance, modification and revocation of generation and distribution licenses and preparing expansion plans for the Public Electricity Sector every two years, in conjunction with REN, for the approval of the Portuguese Ministry of Economy. DGGE is also responsible for regulations applicable to the transmission grid and the distribution network and service quality.

The regulator

ERSE, or the regulator, has clearly defined regulatory duties, powers and objectives established by law, including the responsibility to approve the main regulations that are published in the form of the following codes:

•	the tariff code and the values for the tariffs and prices to be implemented;

•	the commercial relations code governing relations between entities in the Portuguese electricity system;

•	the dispatch code;

•	the access to the national transmission grid code; and

•	the interconnections code.

The codes listed above are applicable to the 2002-2004 regulatory period and were adopted by the regulator in September 2001. For the upcoming regulatory period (2005-2007), in April 2004 the regulator revised the codes referred to above to incorporate the recent expansion, in February 2004, of the eligibility threshold to include special low voltage consumers.

The Competition Authority

The Competition Authority applies legislation relating to competition, especially with regard to restrictive practices and concentrations.

National energy policy

Pursuant to a public announcement made in March 2003, the Portuguese Council of Ministers passed two resolutions regarding, on the one hand, Portuguese energy policy, and, on the other hand, the Portuguese government’s options for the restructuring of the Portuguese energy sector.

Resolution no. 63/2003 of the Portuguese Council of Ministers of April 28, 2003 revoked the previous national energy strategy of September 2001, announced the new Portuguese energy policy and defined general objectives and specific measures to carry out the new policy. In accordance with this resolution, the Portuguese government declared its intention to:

•	develop and assure the safety of the national energy supply by adopting measures necessary to (i) reduce the dependency of external sources of energy primarily by country and type of source, (ii) diversify external sources of energy by country and type of source, (iii) keep mandatory reserves of combustibles, and (iv) guarantee an adequate energy generation capacity;

•	develop rational energy needs in order to fulfill environmental requirements, namely by (i) setting up mechanisms to achieve the Kyoto Protocol’s goals, (ii) participating in European market of emissions, and (iii) promoting the rational use of energy; and

•	promote national competitiveness in the new liberalized energy market, namely through, among other measures, (i) the implementation of MIBEL, in stages, to be fully operational by 2006, (ii) the promotion of competition and the opening of the Portuguese electricity and natural gas sectors, which involves, for instance, implementing procedures to renegotiate or terminate the existing PPAs, and (iii) expansion of natural gas regulation, liberalization of combustibles prices and monitoring the functioning of the respective markets, which involves, for example, the separation of the gas high pressure transport network from other activities related with natural gas.

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

For the execution of these options, the Portuguese government has decided, among other measures, (i) to promote the liberalization of access to gas infrastructures for electric generation companies operating in Portugal, beginning July 1, 2004, (ii) to promote adequate legislative measures to open gas infrastructures to eligible consumers under principles of equality, (iii) to promote and support the consolidation of regulated infrastructures of gas and electricity under one company.

Recent developments in the liberalization of the Portuguese electricity system

With the progression of the liberalization process and taking into account the creation of MIBEL, new transitional legislation was enacted to bring the structure of the National Electricity System and its operations into line with a competitive market regime, as detailed below:

•	Order no. 12596/2003 of July 1, 2003: Approves the draft by laws and the organization and working model of the Iberian Energy Market Operator – Portuguese Pole. The main object of this order is to undertake the organization and management of the MIBEL system – in relation to the forward physical products and derivatives – that will contribute to the concentration of the market in fewer products, without prejudice to the respective agents’ freedom to contract. The operations involved in the negotiation, transaction and settlement of energy-based products and services will take place on these markets.

•	Order no. 14315/2003, of July 23, 2003: Establishes the general principles of the methodology and of the main valuation parameters to be used in the calculation of the compensation or contractual balance maintenance costs (CMEC) applicable to the termination of the PPAs.

•	Decree law no. 184/2003, of August 20, 2003: Enshrines the exercise of new activities in the electricity market, namely wholesale and retail trading and importing and exporting electricity and, to develop them, it creates the positions of traders and external agent.

•	Decree law no. 185/2003, of August 20, 2003: For the purpose of developing MIBEL, this decree law establishes a set of general rules of a transitory nature required to create a free, competitive electricity market and called for the enactment of a new framework that is expected to undertake a profound revision of the electricity sector legislation. For this purpose, the decree law enshrines the general rules applicable to the trading of electricity within the National Electric System, particularly the functions and duties of the market agents and the obligations of public service and universal service. It also establishes the guarantee of the adoption of indemnity measures for producers in case of termination of the PPAs entered into with REN. In addition, the decree law defines the organized market and the responsibilities of the market operator, and enshrines the principal of transfer to producers of the land allocated to respective electricity generating power plants.

•	Decree law no. 198/2003, of September 2, 2003: Recognizes the right to remuneration for the land constituting the sites on which the PES electricity power plants are built and establishes the rules allowing REN to sell or lease them to the present National Electric System producers. It also publishes, as an appendix, plans of the areas allocated to the power plant sites.

•	Regulation no. 96/2004, of January 23, 2004: In anticipation of the scope of the early termination of the PPAs, this regulation establishes that the CMEC shall include, as operating expenses, the costs inherent to the leases of the land where the power plants are located, except hydroelectric plants. It also establishes the methodology and criteria for the settlement of the leasing or acquisition values of the sites.

•	Decree law no. 36/2004, of February 26, 2004: Progressing the liberalization process, this decree law lowers the eligibility threshold in mainland Portugal to include special low voltage consumers.

In addition, further laws and regulations are expected to be enacted for the purpose of moving Portugal to a liberalized market environment, including legislation creating a new framework legal regime for the electricity sector.

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

In the 2002-2004 regulatory period, annual rates are set in a similar fashion except that the profit sharing mechanism in distribution was eliminated. The tariffs for network services and supply in the Binding Sector were applicable in the 1999-2001 regulatory period and required us to return to customers a portion of our annual profits that exceeded specified levels designated by the regulator. Tariffs regarding the use of the distribution network continue to be based on a price cap mechanism similar to that applied in the 1999-2001 regulatory period. Currently, the overall electricity tariff comprises charges for generation, transmission and distribution, which includes physical distribution and commercial supply.

Under the applicable tariff regime, low voltage customers using up to 20.7 kVA are charged at rates applicable to defined consumption levels. Low voltage customers using more than 41.4 kVA and medium, high and very high voltage customers are invoiced for demand based on subscribed demand and average monthly peak demand.

The current tariff regime offers two discount schemes for customers in the Binding Sector, which apply to all customers equally. Under the first scheme, medium voltage customers with contracted demand above 4 MW and a yearly utilization greater than 5,000 hours or consumption above 30 GWh are entitled to a discount of 6% (in 2003). Discounts are applied to monthly invoices. This scheme is expected to be completed by 2005. The second method available for obtaining discounts is through a reduction of a customer’s load. A customer that is able to reduce its load by at least 4 MW can elect to have an “interruptible tariff.” In cases in which a distributor declares an interruptibility period and the customer complies with that period, the customer can receive an additional discount. Under the load discount scheme, an eligible customer may elect one of two “interruptible tariffs,” which results in average rebates of approximately 13%, depending on the interruptible load contracted.

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

Generation revenues arising from power sold by CPPE and other plants in the Binding Sector under PPAs allow these plants to achieve a return on assets of 8.5% in real terms. For more information on the PPAs, you should read “Portugal—Transmission—Purchase of Electricity.” The price of electricity in each PPA consists of the capacity and energy charges, which account for 95% of PPA costs, together with costs associated with imports, autoproduction and generation facilities. The capacity and energy charges have been, and continue to be, passed through to the final tariff paid by customers in the Binding Sector.

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

Because the transmission component of the tariff is based on estimated data for variables such as cost and demand, each formula incorporates an annual adjustment mechanism that operates with a two year time lag and is intended to adjust for differences between amounts recorded as revenue and the revenue level permitted by the tariff when applied to actual operational data. For more information on the tariff adjustment, you should read “Item 5. Operating and Financial Review and Prospects” and note 39(p) to the consolidated financial statements.

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

In the Binding Sector, customer tariffs for low voltage consumption cannot increase by more than the forecast inflation rate for a particular year. In addition, customer tariffs for very high voltage, high voltage and medium voltage are subject to quarterly adjustments, primarily to accommodate changes in fuel prices.

Other codes

The Commercial Relations Code was published on September 1, 2001, and is intended to govern the commercial relations between entities within the Binding Sector as well as the commercial relations between the Binding Sector and the Non-Binding Sector. This code also governs the access to the Non-Binding Sector by Qualifying Consumers and the rules applicable to the purchase and sale of electricity within a system established for the Non-Binding Sector. The regulator has also enacted the rules of access to this system and the rights and obligations of the system’s participants, including Qualifying Consumers who have elected to participate in the Non-Binding Sector, their agents and REN as the manager of the system. The Commercial Relations Code was recently amended in April 2004, in light of the regulatory regime set out in Decree law no. 36/2004 of February 26, 2004.

The Dispatch Code, also published on September 1, 2001 (and amended in December 2001), establishes the rules of dispatch that are applicable to REN based on principles of equality of treatment and opportunity and safeguarding the public interest in the Binding Sector.

The Access to the Grid and Interconnections Code published on September 1, 2001, is based on the same general principle as the Dispatch Code. Access to the grid is subject to the execution of an agreement in accordance with a model provided by the regulator. This Code was also amended pursuant to the approval of the Decree law no. 36/2004 of February 26, 2004.

Since 2001, ERSE has been updating these codes, on a yearly basis, to accommodate changes in the electricity sector.

On January 1, 2001, DGGE issued a quality of service code. Under this code, DGGE seeks to enhance the quality of service with a system of penalties assessed against electricity companies based on their performance. DGGE has defined benchmarks against which a company’s performance can be measured if requested by the company’s customers. Fines are imposed against electricity companies in the event of power failures or any disturbances in power supply that, in each case, cause an operator’s performance to fall below DGGE’s benchmarks. These benchmarks were effective as of July 1, 2001.

In February 2003, DGGE approved and published a new quality of service code that clarifies and tightens quality standards imposed on electricity companies as well as the compensation amounts to be paid to costumers.

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

Environmental

Overview

In Portugal, the fundamental principles regarding environmental matters are set forth in the Portuguese Constitution, which guarantees each Portuguese citizen the right to a “healthy and ecologically balanced human environment” and establishes environmental protection as a duty of the state. Also, in 1987, the Portuguese government has adopted an environmental statute, the “Lei de Bases do Ambiente”, which (i) sets forth certain fundamental rules regarding air, light, superficial soil and subsoil, flora and fauna, (ii) establishes certain principles regarding environmental protection, including the “polluter-pays” principle, and (iii) establishes a regime of civil and criminal liability.

Specifically, the Portuguese electricity supply industry and we have to comply with a number of EU and Portuguese environmental laws and regulations, regarding, among others, (i) air emissions, (ii) waste water discharges, (iii) waste management, (iv) use of water resources and (v) assessment of the environmental impact of new projects.

Management believes that we are in compliance with all existing material environmental laws and regulations to which we are subject and expects us to remain in compliance with these laws and regulations.

Specific regulation

Concerning SO2 and NOx emissions, the EU Directive 2001/80/CE, October 23, 2001 relating to the emission of pollutants from Large Combustion Plants, was implemented in August 2003 in Portugal by Decree law no. 178/2003 of August 5, 2003. Under this new regulation, Portuguese environmental authorities are currently creating a plan, called the National Emissions Reduction Plan, to reduce SO2 and NOx emissions. This plan is expected to be formally approved during the first half of 2004. Management expects to be in compliance with the National Emissions Reduction Plan by the time required since the necessary emissions abatement equipment (fuel gas desulfurization and additional NOx primary reduction measures) is expected to be installed in the Sines power plant by 2008, while the Barreiro, Carregado and Setúbal power plants are expected to be exempt from compliance with new emission limit requirements.

With regard to CO2 emissions, both the EU and Portugal are signatories to the UN Framework Convention on Climate Change, adopted in May 1992, and parties to the Kyoto Protocol of December 1997, under which the EU committed to reduce CO2 and other greenhouse gases, or GHGs, by 8% from 1990 levels during the period 2008-2010. Both the EU and Portugal ratified the Protocol in 2002. In 2003, a revised draft of the Portuguese National Program on Climate Change, which defines GHG emission reduction measures, was put forward for public comment. This draft, which proposes additional GHG measures, is expected to be approved by the Portuguese government in 2004. The EU Directive on GHG emissions trading, Directive 2003/87/EC, was published in October 2003 and has not yet been implemented under Portuguese law. Under this Directive, Portugal released a National Allocation Plan proposal for public comment on March 17, 2004. This proposal assigns GHG emission allowances to installations in specific industrial sectors, including thermal power plants, for the 2005-2007 regulatory period and is expected to be finalized in October 2004. Although this proposal does not fully contemplate dry hydrological conditions that could necessitate additional licenses and result in higher electricity costs, management expects to be able to fulfill our responsibilities under these national and industry-specific emissions allowance assignations for GHGs.

As part of our strategy to address public concern over the possible effects of electromagnetic fields, or EMF, we adopted the International Radiation Protection Association, or IRPA, recommendations published in 1990 for the design of new overhead lines. These recommendations have been substantially confirmed by the International Commission on Non-Ionizing Radiation, or ICNIRP, guidelines (1998) that were adopted in the Recommendation on the Limitation of Exposure of the General Public to EMF of the EU Council (June 1999).

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

We made capital expenditures related to environmental matters in 2003 and 2002 of approximately € 15 million. We expect these capital expenditures to amount to approximately € 40 million in 2004, of which € 20 million will be related to new investments in emissions abatement equipment in the Sines power plant, in order to adapt the facility to the new environmental regulations relating to SO2 and NOx emissions.

SPAIN

Electricity regulation

The enactment of Law 54/1997 of November 27, 1997 has gradually changed the Spanish electricity sector from a state-controlled system to a free-market system with elements of free competition and liberalization. With this change, the Spanish government intends to guarantee the electricity supply at the highest quality and at the lowest possible price. The current regulatory framework provides for:

•	the unbundling of activities so that no operator can carry out regulated activities (transmission, distribution, technical management of the system and economic management of the wholesale market) and liberalized activities (generation, trading and international/intra-community exchanges) at the same time;

•	a wholesale generation market, or electricity pool;

•	freedom of entry for new operators with liberalized activities in the electricity sector;

•	liberalized activities to take place in a competitive environment, while transmission, distribution, technical management of the system and economic management of wholesale market activities will continue to be regulated as these activities’ particular characteristics impose severe limitations on the possibility of introducing competition;

•	as of January 1, 2003, all consumers may select their suppliers and the method of supply, either at market prices or with a set tariff fixed by the Spanish government;

•	all operators and consumers have the right to access the transmission and distribution grid by paying access tariffs previously approved by the Spanish government; and

•	environmental protection.

Technical and economic management of the system

Prior to the enactment of Law 54/1997, operation of the electricity system in Spain was a public service provided by the government through Red Eléctrica de España, S.A., or REE, a state controlled entity. Currently, under Law 54/1997, REE continues to serve as the system operator, but some of its dispatching functions have been taken over by the market operator, Companía Operadora del Mercado Español de Electricidad, S.A., or OMEL. Accordingly, OMEL is responsible for the economic management of the wholesale market and REE is responsible for the technical management of the transmission grid and the balancing mechanism that ensures that energy supply is equal to energy demand. The Spanish government no longer controls REE, although it still retains a 28.5% interest in the company through Sociedad Estatal de Participaciones Industriales, or SEPI. To ensure that REE and OMEL are guaranteed the highest levels of independence and transparency, the maximum stake that can legally be held in REE has been reduced to 3% (except for SEPI) and in the case of OMEL to 5%, except that economic managers of other electricity systems may hold stakes of up to 10% in OMEL until June 30, 2006.

Supervision of the system

The National Energy Commission is the public authority in charge of supervision of the electricity, hydrocarbons and liquid natural gas industries in Spain.

Generation

Law 54/1997 seeks to create a competitive electricity generation market where power generation plants are dispatched based on the results of a competitive bidding process administered by OMEL. Moreover, the same law provides for a transitional period until 2010 during which power generation companies that were subject to the Stable Legal Framework on December 31, 1987 will be entitled to partial compensation for the costs they incurred in connection with the transition to the competitive market regime, or stranded costs. This compensation is paid from amounts collected from consumers, as part of the tariffs, and settled by the National Energy Commission. Law 54/1997 also provides that the installation of new power generation plants be completely liberalized and not subject to government planning, subject only to the authorizations required by the applicable laws and regulations (town planning and environmental protection, for example). New electricity generators will be entitled to the same rights and payments as other generators.

On June 23, 2000, Royal Decree no. 6/2000 was adopted to increase competition in the electricity and other sectors. The main consequences of these measures were the following:

•	a 3-year moratorium on generation capacity increases, which ended on June 23, 2003, was imposed on those operators with more than 20%, and less than 40% of the total Spanish installed capacity and a 5-year moratorium on those operators with more than 40% of the total Spanish installed capacity excluding capacity increases related to projects currently under the public inquiry process at the date of the Royal Decree and future projects to replace current generation capacity;

•	eligibility for all consumers to participate in the liberalized market from January 1, 2003;

•	a maximum reduction in residential tariffs during the period between 2001 and 2003 of 9% depending on the evolution of demand, interest rates and efficiencies resulting from the opening of the market to competition; and

•	a prohibition on from holding third parties stakes in more than one main operator and nor are main operators permitted to hold stakes in other main operators.

Due to increasing concern over environmental matters, generation activities included in the “special regime” (those based on non-consumable, renewable energies as well as specific cogeneration plants) have become increasingly important in recent times. Royal Decree no. 436/2004 of March 12, 2004 establishes a new legal and financial framework for generation activities. The aim of this Royal Decree is to promote clean energy such that it will constitute approximately 30% of total electricity consumption by 2010. The new financial framework allows special regime generators to choose between selling their energy at market prices (in the electricity pool, the long-term pool or through bilateral agreements, in all cases, plus certain premiums and incentives) or at set tariffs (to distributors).

Transmission and distribution

Under some of the provisions of the current regulatory scheme, electricity transmission and distribution activities will continue to be regulated as their particular characteristics impose limitations on the possibility of introducing competition. The current regulatory framework has changed, however, the manner in which electricity businesses receive payments, in order to promote efficiency and quality of service.

The regulations take into account the investment and operational costs related to transmission activities. Fixed payment for distribution is based on investment and on operational and maintenance costs, as well as distribution areas, incentives for the quality of supply, loss reduction and commercial management costs.

Trading

Trading (or retailing) in Spain was created by Law 54/1997. Traders are companies that have access to the transmission and distribution networks and whose function is to sell electricity to eligible consumers or other agents in the system. Economic terms of retailing transactions are freely agreed to by the parties concerned. Therefore, this type of supply is not subject to fixed tariffs.

Tariffs

Spanish electricity tariffs are fixed annually by the government through Royal Decree. Royal Decree no. 1432/2002 of December 2002 established a new method of calculation for the period 2003-2010. The new method of calculation allows tariffs to be fixed under more objective, transparent and predictable conditions. Annual increases to tariffs cannot exceed 2% and electricity companies carrying out regulated activities can recover the losses known as rate deficits, caused by the reduction of tariffs during the period 2000-2002.

Royal Decree no. 1802/2003 of December 26, 2003 fixed the tariffs for 2004 and provided for an average rise of 1.72% on the 2003 average tariff (or reference tariff, which includes all applicable tariffs and costs).

The integrated supply tariffs increased 1.54% from 2003, while access tariffs were increased 1.60% from 2003. Both the supply and access tariffs for residential consumers increased 1.475% from 2003, and tariffs for other consumers increased 1.6% from 2003.

These tariff increases are due to the inclusion of the following elements of the tariffs for 2004 (the last three of which were introduced for the first time for 2004):

•	payments in respect of regulated activities such as transport, distribution and trading carried out by certain companies, mainly in the Canary and Balearic Islands;

•	fixed compensation for the costs incurred by specific companies owning electricity generation facilities in connection with the transition to the competitive market regime (stranded costs);

•	the annual compensation for recovering the rate deficit of regulated activities as well as the review of the compensation to the electricity systems inside and outside the Iberian Peninsula during 2001 and 2002;

•	the outcome of the updates for deviations in the estimates adopted for calculating the 2003 tariff; and

•	REE’s costs relating to the management of the system outside the Iberian Peninsula.

Gas regulation

Law 34/1998 of October 7, 1998 began the liberalization process of the Spanish natural gas sector and has been amended several times in recent years in order to improve this liberalization process.

The main features of the current regulatory framework are as follows:

•	the unbundling of activities so that no operator may carry out regulated activities (regasification, strategic storage, transmission, distribution and supplying at set tariffs) and liberalized activities (trading at market prices) simultaneously;

•	as of January 1, 2003, all consumers, regardless of their consumption, are fully eligible to select their suppliers as well as the method of supply, either at market prices or with a set tariff;

•	all operators and consumers have the right to access the transmission and distribution grids by paying access tariffs previously approved by the Spanish government. This right is based on principles of free access, objectivity and transparency. Access to the grid can only be denied under circumstances set forth in certain laws and regulations in cases where there is a lack of capacity or reciprocity;

•	all tariffs, tolls and royalties are based on costs that are transferred to consumers of natural gas. The tariff is based on levels of pressure and consumption rather than by type of use. The tolls and royalties for transport and distribution are based on the level of pressure at which the network is connected to the consumers’ installation and on the volume of annual consumption rather than on distance;

•	to ensure that ENAGAS, S.A., the current technical manager of the system, as well as the owner of the majority of the high-pressure transmission grid, is guaranteed the highest level of independence, the maximum stake that can be legally held in it, directly or indirectly, by any shareholder has been reduced to 5%. Any necessary reductions must take place before December 31, 2006; and

•	Royal Decree no. 1434/2002 of December 27, 2002, specifically regulating transmission, distribution, trading and supply activities, as well as the process of authorizing natural gas plants and installations, regulates relations between gas companies and their customers, both in the regulated and unregulated markets.

EU LEGISLATION

On December 19, 1996, a major breakthrough in the creation of an internal market in energy in the EU was reached with the adoption by the European Parliament and the EU Council of Ministers of Directive 96/92/EC “concerning common rules for the internal market in electricity,” or the Access Directive.

The Access Directive endeavors to promote a competitive open electricity market reconciling the following challenges: (1) increasing efficiency in production, transmission and distribution; (2) reinforcing security of supply; (3) increasing competitiveness of the European economy. The Access Directive was reviewed beginning in March 2001. As a result, Directive 2003/54/EC was adopted and went into effect in August 2003. Member States must implement this Directive by July 1, 2004. The expected scope and impact of this new Directive is discussed below.

Public service obligations and customer protection

Member States must ensure that electricity companies are operated in accordance with the principles of Directive 2003/54/EC with a view toward achieving a competitive, secure and environmentally sustainable market in electricity and must not discriminate between these companies with respect to rights or obligations. Member States may require distribution companies to connect customers to their grid under the Directive. Member States must ensure that eligible customers are effectively able to switch to new suppliers.

Planning of new generation capacity

With regard to construction of new generating capacity, Member States must adopt a tender procedure that must be conducted in accordance with objective, transparent and non-discriminatory criteria. Member States must provide precise criteria for the tender and these criteria must be made public. In the event of a refusal of authorization to construct new generation facilities, the applicants must be duly informed of the reasons for such refusal, and appeal procedures must be made available.

Tendering for new generation capacity

Member States must ensure the possibility of providing for new capacity or energy efficiency/demand-side management measures through a tendering procedure or an equivalent procedure based on certain objectives, including transparency, non-discriminatory terms and published criteria. However, these procedures may only be launched if, on the basis of the authorization procedure, the generating capacity being built or the energy efficiency/demand-side management measures being taken are not sufficient to ensure the objectives referred to above.

Tender specifications must be made available to any interested undertaking established in the territory of a Member States, and must contain a detailed description of the contract specifications and the procedure to be followed by all tenderers, including an exhaustive list of criteria governing the selection of tenderers and incentives.

Member States must designate an independent authority responsible for the organization, monitoring and control of the tendering procedure.

Transmission system operation

Member States must ensure the long-term ability of the system to meet reasonable demands for the transmission of electricity in order to ensure the security of supply. The transmission system operator will be, in that context, responsible for ensuring a secure, reliable and efficient electricity system and ensuring the availability of all necessary ancillary services insofar as this availability is independent from any other transmission system with which its system is interconnected. The transmission system operator must also provide to any other system operator with which its system is interconnected, sufficient information to secure efficient cooperation and non-discrimination between users or classes of system users.

Where the transmission system operator is part of a vertically-integrated undertaking, it must be independent, at least in terms of its legal form, organization and decision-making, from other activities not relating to transmission, but these rules do not require the separation of ownership of assets of the transmission system from the vertically-integrated undertaking. In order to ensure the independence of the transmission system operator, specific criteria must be followed, including that the entities responsible for the management of the transmission system operator may not be part of the corporate structure of the integrated electricity undertaking responsible, directly or indirectly, for the day-to-day operation of the generation, distribution and supply of electricity.

Distribution system operation

Member States must designate or require companies that own or are responsible for distribution systems to designate, for a period of time to be determined by the Member State, one or more distribution system operators. The distribution system operator must maintain a secure, reliable and efficient electricity distribution system in its area, respecting the environment and without discrimination between system users or classes of users in favor of its related companies.

Where the distribution system operator is part of a vertically-integrated undertaking, it must be independent, at least in terms of its legal form, organization and decision making, from other activities not relating to distribution, without having to separate the ownership of assets of the distribution system operator from the vertically-integrated undertaking. In order to ensure the independence of the distribution system operator, specific criteria must be followed, including that the ones responsible for the management of the distribution system operator may not be part of the corporate structure of the integrated electricity undertaking responsible, directly or indirectly, for the day-to-day operation of the generation, transmission or supply of electricity. These requirements, however, may not be applied to integrated electricity undertakings serving less than 100,000 connected customers, or serving small, isolated systems.

The above considerations do not prevent the existence of a combined transmission and distribution system operator, which is independent in its legal form, organization and decision making from other activities not related to transmission or distribution system operation. These rules do not require separation of ownership of assets of the combined system from the vertically-integrated undertaking.

Unbundling and transparency of accounts

Member States or designated authorities, including regulatory authorities, must have access to the accounts of electricity undertakings. Electricity companies whatever their system of ownership or legal form, must draw up, submit to audit and publish their annual accounts in accordance with the rules of national law concerning the annual accounts of limited liability companies.

Electricity companies must keep separate accounts for their transmission and distribution activities, as they would be required to do if the activities in question were carried out by separate companies, in order to avoid discrimination, cross subsidization and distortion of competition. Until July 1, 2007, they must keep separate accounts for supply activities for eligible customers and supply activities for non-eligible customers.

Organization of access to the system

Third party access to transmission and distribution must be ensured by Member States, based on published tariffs and applicable to all eligible customers and applied objectively and without discrimination between system users. The operator of a transmission or distribution system may refuse access only if it lacks the necessary capacity, but must provide duly substantiated reasons for such refusal.

Member States must ensure that the eligible customers are: (a) until July 1, 2004, the eligible customers as specified in Article 19 of Directive 96/92/EC; (b) from July 1, 2004, at the latest, all non-household customers; (c) from July 1, 2007, all customers. In order to avoid imbalance in the opening of electricity markets, contracts for the supply of electricity with an eligible customer in the system of another Member State may not be prohibited if the customer is considered eligible in both systems involved.

Member States must designate one or more competent bodies as regulatory authorities. Those bodies must be completely independent from the interests of the electricity industry and are responsible for ensuring non-discriminatory, effective competition and the efficient functioning of the market and have the authority to require transmission and distribution system operators, if necessary, to modify terms, conditions, tariffs, rules, mechanisms and methodologies. They may act as dispute settlement authorities and, therefore, must be competent to judge and to decide on a complaint that any third party may present relating to the transmission or distribution system operator.

Member States are to create appropriate and efficient mechanisms for regulation, control and transparency so as to avoid any abuse of a dominant position. In the event of a sudden crisis in the energy market, a Member State may temporarily take the necessary safeguard measures, taking into consideration that such measures must cause the least possible disturbance in the functioning of the internal market.

Derogation of relevant provisions concerning transmission, distribution, unbundling and transparency of accounts and organization of access to the system may apply if Member States demonstrate that there are substantial problems with regard to the operation of their small isolated systems.

Member States must bring into force all necessary provisions to comply with the Directive 2003/54/EC by July 1, 2004. Member States may, however, postpone until July 1, 2007, the implementation of unbundling of distribution system operators (Article 15 (1)), without prejudice to all legal requirements to produce such implementation.

Gas

The European Parliament and Council of Ministers adopted the new Gas Directive 2003/55/EC of June 26, 2003, which contains common rules for the natural gas market. The Directive entered into force in August 2003 and Member States must implement it by July 1, 2004. This Directive requires legal unbundling of network activities from supply, establishes a regulator with well-defined functions in all Member States, requires that network tariffs are published, reinforces public service obligations and introduces measures to increase the security of supply.

The main provisions established by the Gas Directive 2003/55/EC are as follows:

•	General rules for the organization of the sector: Member States must ensure, on the basis of their institutional organization and with due regard to the principle of subsidiarity, that natural gas undertakings are operated in accordance with the principles of this Directive with a view toward achieving a competitive, secure and environmentally sustainable market in natural gas and must not discriminate between these undertakings with respect to either rights or obligations. Member States may require that undertakings, in the general economic interest, carry out public service obligations that are clearly defined, transparent, non-discriminatory, verifiable and guarantee equality of access for EU gas companies to national consumers and must take appropriate measures to protect final customers. Member States must ensure that eligible customers are effectively able to switch to new suppliers. Nevertheless, long-term contracts will continue to be an important part of the gas supply of Member States and should be maintained as an option for gas supply undertakings as long as they do not undermine the objectives set by the Directive and are compatible with the Treaty, including competition rules.

•	Transmission, storage, LNG, distribution and supply: In the case of a gas undertaking performing transmission, distribution, storage or liquified natural gas (LNG) activities that are separate, in legal form, from those undertakings performing production and/or supply activities, the designated operators may be the same undertaking owning the infrastructure. In order to ensure efficient and non-discriminatory network access, transmission and distribution systems should be operated through legally separate entities where vertically-integrated undertakings exist.

•	Organization of access to the system: Third party access to the transmission and distribution system, and LNG facilities must be ensured based on published tariffs, applicable to all eligible customers, including supply undertakings, and applied objectively and without discrimination between system users.

•	For the organization of access to storage facilities and linepack, Member States may choose either or both of the following access procedures (i) negotiated access (with the relevant storage system operator or natural gas undertakings) in which the parties are obliged to negotiate in good faith and must publish their main commercial conditions for the use of storage, linepack and other ancillary services; or (ii) in the case of regulated access, Member States must give rights to access on the basis of published tariffs and/or other terms and obligations for use of those facilities. This right of access for eligible customers may be given by enabling them to enter into supply contracts with competing natural gas undertakings other than with the owner and/or operator of the system or a related undertaking.

•	Member States must ensure that natural gas undertakings and eligible customers are able to access upstream pipeline networks in compliance with the objectives of fair and open access, achieving a competitive market in natural gas and avoiding any abuse of a dominant position.

•	Eligibility: Member States must ensure that the eligible customers are: (a) until July 1, 2004, the eligible customers as specified in Article 18 of Directive 98/30/EC; (b) from July 1, 2004, at the latest, all non-household customers; (c) from July 1, 2007, all customers. Contracts for supply with an eligible customer in the system of another Member State must not be prohibited if the customer is eligible in both systems involved.

•	Unbundling of accounts: Natural gas undertakings, whatever their system of ownership or legal form, must draw up, submit to audit and publish their annual accounts. These undertakings must, in their internal accounting, keep separate accounts for each of their transmission, distribution, LNG and storage activities as they would be required to do if the activities in question were carried out by separate undertakings, in order to avoid discrimination, cross-subsidization and distortion of competition.

•	Emergent markets: Member States qualifying as an emergent market, which, due to the implementation of this Directive would experience substantial problems, may derogate some provisions of this Directive, including matters relating to the unbundling of transmission and distribution systems operators, third party access to both systems of transmission and distribution and provisions related to market opening and reciprocity. This derogation must automatically expire at that time the Member State no longer qualifies as an emergent market.

•	According to Article 28 of this Directive, at the time the derogation referred in the previous paragraph expires, the definition of eligible customers must result in an opening of the market equal to at least 33% of the total annual gas consumption of the national gas market. Two years thereafter, all non-household customers must be eligible customers, and three years thereafter, all customers must be eligible.

BRAZIL

Legal and regulatory framework

The Brazilian Constitution provides that the development, use and sale of electricity may be undertaken directly by the federal government or indirectly through the granting of concessions, permissions and authorizations. Historically, the Brazilian electricity industry has been dominated by generation, transmission and distribution concessionaires controlled by the federal and state governments. In recent years, the Brazilian government has taken a number of measures to reform the electricity industry. Generally speaking, these measures have been taken with a view toward increasing the role of private investment and eliminating existing barriers to foreign investment, thus increasing overall competition in the electricity industry.

Initiated in 1995, the reform carried out in the energy industry established the rules for the execution of concession agreements between concessionaires and the Brazilian government, the requirement of a public bidding process for the granting of concessions related to energy facilities and services and competition in generation activity, following a transition period to a competitive market foreseen at that time. Due to difficulties faced during the implementation of these reforms, combined with an aversion to risk caused by the rationing program that occurred in 2001, the current Brazilian government launched a new reform in the energy industry with a view toward securing the future supply of electricity and reasonable tariffs.

On March 15, 2004, the Brazilian government enacted the New Electricity Industry Model Law, or New Model Law. This law significantly changed the regulatory structure of the Brazilian electricity market, mainly by increasing the oversight of the federal government over the industry, including government contract awards, and granting it responsibilities previously given to ANEEL.

Principal regulatory authorities

Ministry of Mines and Energy and ANEEL

The Ministry of Mines and Energy, or MME, is the Brazilian government’s primary regulatory entity for the electricity industry. Following the adoption of the New Model Law, the MME has taken over certain duties that were previously the responsibility of ANEEL, an independent federal regulatory agency, including the drafting of guidelines governing the award of concessions and the issuance of directives governing the bidding process for the construction and operation of hydroelectric plants. The MME may, at its discretion, however, delegate such tasks to ANEEL.

The Brazilian electricity industry is regulated by ANEEL. After the enactment of the New Model Law, ANEEL’s responsibilities have changed such that its primary responsibility now is to regulate and supervise the electricity industry in line with the policy to be dictated by the MME and to respond to matters that are delegated to it by the federal government.

National Energy Policy Council

In August 1997, the National Energy Policy Council (Conselho Nacional de Política Energética, or CNPE) was created to advise the Brazilian president with respect to the development and creation of national energy policy. The CNPE is presided over by the MME, and the majority of its members are ministers in the federal government. The CNPE was created to, among other things, promote the rational use of Brazil’s energy resources and to assure the supply of energy to the country.

ONS

The National System Operator (Operador do Sistema Nacional, or ONS) was created in 1998. The ONS is a non-profit, private entity comprised of liberalized customers (defined below in — The New Model Law — The Liberalized Market) and electric utilities engaged in the generation, transmission and distribution of electricity, in addition to other private participants such as importers and exporters. The primary role of the ONS is to coordinate and control the generation and transmission operations in the Interconnected Power System, subject to the MME’s authorization and ANEEL’s regulation and supervision.

Wholesale Electricity Market and its successor—the CCEE

The Wholesale Electricity Market was originally a self-regulated body responsible for the operation of the short-term energy market, primarily to ensure that purchases of energy in the short-term energy market were settled and cleared in an efficient manner. Beginning in 2002, the Wholesale Electricity Market became subject to authorization, inspection and regulation by ANEEL. Participants in the Wholesale Electricity Market include all of the large electricity generating companies, distributors and energy traders.

Under the New Model Law, the Wholesale Electricity Market will be discontinued and its activities and assets will be absorbed by the new Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) within 90 days of the official publication of the regulation establishing the CCEE. No date has yet been set for the official publication of this regulation.

Electricity Industry Monitoring Committee and the Energy Research Company—EPE

The New Model Law authorized the creation of the Electricity Industry Monitoring Committee (Comitê de Monitoramento do Setor Elétrico, or CMSE) which acts under the direct supervision of the MME. The CMSE is in charge of monitoring the supply conditions of the system and with indicating steps to be taken to correct eventual identified problems uncovered by such monitoring.

The New Model Law authorized the creation of the Energy Research Company (Empresa de Pesquisa Energética, or EPE), a state-owned company that is responsible for conducting strategic research on the energy industry, including electricity, oil, gas, coal and renewable energy sources. EPE will be responsible for, among other things, studying projections of the Brazilian energy matrix, preparing and publishing the national energy balance, identifying and quantifying energy resources and obtaining the required environmental licenses for new generation concessionaires.

The New Model Law

The New Model Law, enacted by the current Brazilian administration in March 2004, introduced significant changes to the former directives and structure of the electricity industry, with a view toward fostering a more centralized industry at the federal level. The model aspires to provide incentives to private and public entities to build and maintain generation capacity that guarantees Brazil a secure electric power supply while simultaneously providing reasonable consumer tariffs through competitive energy auctions. Although the New Model Law is already in effect, as are the directives described below, several important aspects of this model have yet to be regulated.

Parallel Environment for the Trading of Electricity

Electricity sales under the new model will be divided into two market segments: the regulated market, or Pool, which includes the sale of electricity to regulated consumers such as distributors, and the free market, which includes sales of electricity to non-regulated consumer such as liberalized customers and electricity traders.

The Regulated Market, or Pool

The purchase of electricity by distributors for purposes of providing electricity to captive consumers will be made in the regulated market by means of a bidding process (auction). Distributors will be required to contract energy from generators via a pooling process managed by ANEEL, directly or through the CCEE, the successor to the Wholesale Electricity Market (See “— Principal Regulatory Authorities”). Energy purchases will be made through two types of bilateral agreements: the Contrato de Quantidade de Energia (“Energy Agreement”) and the Contrato de Disponibilidade de Energia (“Capacity Agreement”). Together, these agreements comprise the PPAs in the Regulated Market (Contratos de Comercialização de Energia no Ambiente Regulado).

The Liberalized Market

The free market will cover freely negotiated energy sales between generation concessionaires, independent power producers, self-generators, energy traders, importers of electricity and liberalized customers. Liberalized customers are consumers that may purchase bulk electricity through bilateral contracts and are limited to (i) existing consumers that, in July 1995, had demand of at least 10 MW, supplied at voltage levels equal to or greater that 69 kV, (ii) new consumers with demand of at least 3 MW at any voltage, (iii) groups of consumers subject to agreement with the local distribution concessionaire and (iv) existing consumers with demand of at least 3 MW, supplied at voltage levels equal to or greater than 69 kV. The free market will also include existing bilateral contracts between generators and distributors until they expire. Upon expiration, these contracts must be executed under the New Model Law guidelines.

Energy consumers wishing to negotiate contracts for energy supply outside the Pool will be able to leave the regulated system by notifying their respective distributors up to three years in advance. Once a consumer has opted for the free market, it may only return to be supplied by the local distributor once it has given its regional distributor five years notice, provided that the distributor may reduce such term at its discretion. State-owned generators may sell energy to liberalized customers, but unlike private generators, they are obligated to do so through an auction process.

Restricted Activities of Distributors

The distributors in the National Interconnected System are not permitted to (i) develop activities related to the generation or transmission of electricity, (ii) sell electricity to liberalized customers, except for those in their concession area and under the same conditions and tariffs maintained with respect to captive consumers, (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership or (iv) develop activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement. Generators will not be allowed to hold equity interests in excess of 10% in distributors. The New Model Law has granted a transition period of eighteen months for companies to comply with these rules, and ANEEL can extend this term for another eighteen months in the event that companies are unable to do so within the prescribed timeframe.

Elimination of Self-Dealing

Since the purchase of electricity for captive consumers will be performed through the Pool, self-dealing, a practice whereby distributors were permitted to purchase up to 30% of their energy needs through electricity that was either self-produced or acquired from affiliated companies, is no longer permitted, except in the context of agreements that were duly approved by ANEEL prior to the enactment of the New Model Law.

Independent Power Producers and Self-Producers

The Brazilian government introduced the concept of the independent power producer, or IPP, as an additional measure in opening the electricity industry to private investment and enhancing competition in energy generation. An IPP is a legal entity or consortium holding a concession or authorization for the sale of electricity to (i) liberalized customers in the free market, (ii) concessionaires of electricity services, subject to criteria defined by the MME, (iii) consumers who have not had their supply assured by the local distribution concessionaire after more than 180 days, upon request, subject to criteria defined by the MME and (iv) groups of ordinary consumers, upon previous agreement with the local distribution concessionaire, subject to criteria defined by the MME. Self-producers that generate power primarily for their own use may contribute or exchange electricity with other self-producers within a consortium, sell excess electricity in the free market or exchange electricity with the local distribution concessionaire to allow for consumption by industrial plants owned by the self-producer and located somewhere other than in the area of generation.

Initial Supply Contracts

During the transition period (1998-2006) to a free and competitive energy market as envisioned in the reform initiated in 1995, purchases and sales of electricity between generation and distribution concessionaires must occur pursuant to Initial Supply Contracts. Initial Supply Contracts are primarily “take or pay” commitments with prices and volumes approved by ANEEL. The purpose of Initial Supply Contracts is to guarantee stable supply and prices for distribution companies and a predictable stream of revenue for generation companies. During the transition period, the goal was to permit the gradual introduction of competition in the industry and to protect market participants against exposure to potentially volatile spot market prices. From 2003 to 2006, the electricity committed to Initial Supply Contracts has been reduced by 25% each year. Generation companies, under the New Model Law, will be allowed trade their uncontracted electricity in the Pool or in the free energy market. In addition, the New Model Law allows public generation companies to amend the Initial Supply Contracts that were in full force and effect as of March 2004. Generation companies that have amended their Initial Supply Contracts are not required to comply with the requirement to reduce the amount of electricity committed under such contracts by 25%.

Ownership limitations

In 2000, ANEEL established new limits on the concentration of certain services and activities within the electricity industry. Under these limits, with the exception of companies participating in the National Privatization Program (which need only comply with such limits once their final corporate restructuring is accomplished) no electricity industry company (including both its controlling and controlled companies) may (i) own more than 20% of Brazil’s installed capacity, 25% of the installed capacity of the South/Southeast/Central-West region or 35% of the installed capacity of the North/Northeast region, except if such percentage corresponds to the installed capacity of a single generation plant, (ii) own more than 20% of Brazil’s distribution market, 25% of the South/Southeast/Central-West distribution market or 35% of the North/Northeast distribution market, except in the event of an increase in the distribution of energy exceeding the national or regional growth rates or (iii) own more than 20% of Brazil’s trading market with final consumers, 20% of Brazil’s trading market with non-final consumers or 25% of the sum of the above percentages.

Distribution tariffs

Distribution tariff rates are subject to review by ANEEL, which has the authority to adjust and review tariffs in response to changes in energy purchase costs and market conditions. When adjusting distribution tariffs, ANEEL divides the costs of distribution companies between (i) costs that are not the under control of the distributor, or non-manageable costs, and (ii) costs that are under the control of distributors, or manageable costs. The readjustment of tariffs is based on a formula that takes into account the division of costs between the two categories.

Non-manageable costs include, among others, the following:

•	costs of electricity purchased for resale pursuant to Initial Supply Contracts;

•	costs of electricity purchased from Itaipu;

•	costs of electricity purchased pursuant to bilateral agreements that are freely negotiated between parties; and

•	certain other charges for the transmission and distribution systems.

Manageable costs are determined by subtracting all the non-manageable costs from the distribution company’s revenues.

Each distribution company’s concession agreement provides for an annual readjustment of tariffs. In general, non-manageable costs are fully passed through to consumers by the tariff. Manageable costs, however, are restated for inflation in accordance with the IGP-M index. After the initial three to five years following a periodic tariff review, depending on each concession agreement (Escelsa, 3 years; Bandeirante, 4 years; Enersul, 5 years), the IGP-M index must be reduced by a factor determined by ANEEL in order for distribution companies to share with their consumers gains of productivity, the so-called X Factor.

The X Factor is determined by ANEEL in accordance with three components: (i) expected gains of productivity from increase in scale; (ii) consumers evaluation through ANEEL’s Consumer Satisfaction Index; and (iii) the cost of the labor force. Tariffs are readjusted annually to reflect the effects of inflation on tariffs. Every period, as noted in the relevant concession agreement, there is a periodic review of the tariffs rates (revisão tarifária periódica) in which the tariff is reviewed with a view toward assuring the necessary revenues to cover efficient operational costs and adequate remuneration of prudent investments. In addition, concessionaires of distribution are entitled to extraordinary review of tariffs (revisão extraordinária), on a case-by-case basis, to ensure the financial equilibrium of the concession and to compensate for unpredictable costs, including taxes, which significantly change their cost structure.

Impact of the New Model Law on our Brazilian operations

The impact of the New Model Law on our Brazilian operations depends on the complete implementation of the rules. In the case of our Brazilian generation assets, it is not expected to have a major impact because most of our companies have already signed PPAs that have been approved by ANEEL, leaving only a limited exposure in the new environment for energy contracting. Regarding distribution, the main risks relate to the forecast of the energy consumption for the 5-year period and the potential exposure to the regulated contracting environment.

TELECOMMUNICATIONS

Legislative and regulatory measures have been taken in recent years to change the telecommunications market in Portugal from a monopoly held by PT to a fully open and competitive market. PT operates under a concession, which had granted it the exclusive right for 30 years from March 20, 1995, renewable thereafter for successive periods of 15 years upon agreement by the government and PT, to provide, among other things, domestic and international public fixed voice telephone services and leased lines and to install and operate the related basic telecommunications network in Portugal. By the end of 2002, the government released the infrastructures that constitute the basic telecommunications network from public domain and sold them to PT, pursuant to the amendment of the terms of the concession introduced by Decree law no. 31/2003 of February 17, 2003.

The EU adopted in 2002 a number of directives (known as the Review, 99 Telecom package) relating to the telecommunications market, the latest of which is Directive 2002/77/CE of September 16, 2002, that set forth the parameters for regulating telecommunications sectors in EU member countries. This package was implemented in Portugal through the Electronic Communications Law (Law no. 5/2004 of February 10, 2004), also known as Regicom. This law revoked the Law 91/97 of August 1, 1997, as amended by Law 29/2002 of December 6, known as the Basic Law of Telecommunications, which had been adopted in Portugal in anticipation of the full opening of competition in the Portuguese telecommunications market. In accordance with EU Legislation, this law established the principle of telecommunications liberalization, therefore abolishing the exclusive rights of PT and provided that the Portuguese telecommunications market would be fully opened to competition as of January 1, 2000.

Legislative framework

Following the revocation of the Basic Law of Telecommunications, the Electronic Communications Law now provides the legislative framework and basis for telecommunications regulation in Portugal. The Portuguese government enacted this law in order to comply with and implement a number of directives on telecommunications adopted by the EU Council of Ministers on March 7, 2002 (part of the Telecom Package). The other key elements of the framework of laws and regulations that apply to the telecommunications sector in Portugal are:

•	regulations to be adopted by the Portuguese telecommunications regulator to implement and give effect to different provisions of the Electronic Communications Law (provisionally, certain regulations approved under the former Basic Law of Telecommunications will be kept in effect until the new regulations are approved);

•	decree laws not revoked by the Electronic Communications Law and concerning in particular the use of radio frequencies, the approval and free circulation of terminal and radio equipment and the telecommunications infrastructures in buildings regime;

•	directives, regulations, and policies of the EU;

•	legislation establishing and defining the functions of the ICP-Autoridade Nacional de Comunicações, or ICP-ANACOM, as the Portuguese telecommunications regulator and the Ministry of Economy, or ME, as the government entity with basic responsibility for telecommunications policy in Portugal; and

•	ICP-ANACOM determinations and regulations issued on the basis of specific powers granted by specific legislation.

Broadly, the Electronic Communications Law introduced, among other things, (i) new rules on access to telecommunications infrastructure, (ii) increases to administrative fines and (iii) the reinforcement of the powers and autonomy of ICP-ANACOM, namely by granting it powers to approve and publish legally binding regulations, to define the relevant telecom markets and to identify companies with significant market power.

Because the approval of the Electronic Communications Law entirely superseded the Basic Law of Telecommunications and almost all previous ancillary legislation, it is expected that extensive regulation will have to be passed in the coming months in order to fully replace the former legislation and fully implement the new Electronic Communications Law. Matters such as implementation of the new municipal tax for rights of way, the definition of telecommunications fees and relevant markets, identification of companies with significant market power and their inherent obligations, and the regulation of the procedures required for the attribution of rights to use numbering and frequency resources are amongst the issues expected to require immediate attention. As this regulation is still being developed, there can be no assurance that final regulations will be favorable for new market entrants such as ONI.

As under the Basic Law of Telecommunications, the Electronic Communications Law also regulates the general obligations of operators and service providers concerning their users, in particular on issues such as mandatory publicly available information concerning their offers. Under the new regime, ICP-ANACOM may also decide to impose specific additional obligations on operators deemed to have significant market power.

The Portuguese regulator

Although the Ministry of Economy retains basic responsibility for telecommunications policy in Portugal, ICP-ANACOM, acting under new statues approved by Decree law no. 309/2001 of December 7, is allowed to act with great autonomy and is entrusted with a wide range of responsibilities regarding the regulation, supervision and representation of the telecommunications sector. The Electronic Communications Law also defines the main objectives of regulation and gives ICP-ANACOM the main competencies foreseen in the new EU legal framework.

Licensing and registration

The new EU Licensing Directive prohibits any limitation on the number of new entrants in telecommunications markets, except as required to ensure an efficient use of radio frequencies. The licensing regime is based on general authorizations as opposed to individual licenses. However, it permits national regulatory authorities to make the granting of numbering and radio frequency resources subject to individual usage rights.

To facilitate implementation of the EU Licensing Directive, the Electronic Communications Law introduced a new concept regarding access to the telecommunications market. According to the relevant provision, telecommunications services normally fall under a general authorization regime (Regime de autorização geral). This, in turn, requires that the entities that provide telecommunications services in Portugal are obligated to (i) provide ICP-ANACOM with a summary and description of the services they intent to offer, (ii) communicate the date planned for the launch of their activity and (iii) provide certain identification elements under terms defined by ICP-ANACOM and recently published. After the provision of this information to ICP-ANACOM the companies may immediately start their activity.

If the provision of the relevant services requires individual rights of use of frequencies or numbering, these rights can only be granted through an open, transparent and non-discriminatory procedure. The specific rules applicable to this procedure will be established by ICP-ANACOM, unless it relates to services to be made available for the first time in a specific frequency band, or relates to frequencies available for the first time and involves a competitive selection between several interested parties. In cases for which the service is available for the first time, the government will be responsible for approving the relevant applicable regulations.

Pricing and fees

Telecommunications operators in Portugal other than PT are free to establish the prices for their services. PT entered into a pricing convention with ICP-ANACOM and the former DGCP, the Portuguese commerce and prices Department in the Ministry of Economy, which established price caps on PT’s prices for fixed telephone services (i.e., installation charges, line rental fees and prices for domestic and international telephone calls), leased lines and telex. Prices must be transparent, cost oriented and non-discriminatory and must be published in the Official Gazette.

Operators and service providers must pay administrative fees to ICP-ANACOM, established by the Ministry of Economy. The amounts of these fees are yet to be determined, as the relevant fees due under the Basic Law of Telecommunications are no longer applicable under the Electronic Communications Law. The granting of numbering resources will also be subject to administrative fees that are different than those under the previous legal framework. The possibility for competitive bidding or auction procedures for the allocation of numbers and frequencies is also considered in the Electronic Communications Law.

Interconnection

Interconnection regulation is now generally regulated by the Electronic Communications Law. The basic principle is that operators are free to negotiate the technical and commercial terms and conditions applicable to interconnection agreements. However, it has also granted ICP-ANACOM a wide range of powers not only to intervene in dispute resolution or by its own initiative and to fix “ex-ante” conditions, but also to introduce certain conditions deemed necessary to modify existing interconnection agreements.

National telecommunication strategy

According to the Portuguese Plans approved by the Portuguese Parliament for the four year period 2003/2006, it is intended to improve the telecommunication sector’s technological progress and to promote an independent regulator furnishing it with means to prevent all obstacles to a fully open and competitive market.

Internet

At present, there is limited Portuguese and EU legislation specifically covering the provision of Internet services, apart from the general rules established by the Electronic Communications Law, although there are laws and regulations relating to certain specific aspects of Internet activities, including the use of domain names, digital signatures, electronic invoices and data protection. In addition, the EU adopted what is known as the E-Commerce Directive, which sets out basic principles for regulating electronic activities in the EU. There are also a number of pending legislative and regulatory proposals in Portugal and in the EU.

Internet advertising activities are subject to the relevant restrictions of the Portuguese Advertising Code, to Portuguese legislation applicable to home advertising and, more recently, to Decree law no. 7/2004 of January 7, 2004, or the E-Commerce Law implementing the corresponding EU e-Commerce Directive. In addition, sales through the Internet can be considered a form of retail sales and subject to Decree law no. 143/2001 of April 26, 2001, pursuant to which a consumer has the right to cancel a contract within 14 business days to 3 months, depending on the extent to which the seller has complied with the information requirements established by this decree law.

On June 8, 2000, in order to ensure the free circulation of electronically provided services, including commerce between Member States, the EU adopted the E-Commerce Directive (2000/31/EC). This Directive sets out two main principles: services electronically provided by an ISP established within a Member State are required to comply with the legal requirements of such Member State (country of origin principle); and any Member State may not, as a rule, restrict the electronic services provided from another Member State (principle of mutual recognition). Portugal has recently implemented this directive in the E-Commerce Law (approved by Decree law no. 7/2004, of January 7) and, although exceptions apply to several matters such as tax, competition, personal data, gambling activities and notarial acts, this law sets out the main rules applicable to the provision of services using Internet and online contracting.

On December 21, 1998, the EU approved a plan, known as the Action Plan, to promote safer use of the Internet by combating illegal and harmful content on global networks. While some member countries have adopted this Action Plan, to date Portugal has not.

It is also possible that “cookies,” or pieces of electronic information used to track demographic information and to target advertising, may become subject to increased levels of legislation limiting or prohibiting their use. The recently-enacted E-Commerce Law did not, however, clarify this issue.

In addition, because of the global nature of the Internet, our Internet activities may be deemed subject to the laws or regulations of other countries.

Item 5.	Operating and Financial Review and Prospects

OVERVIEW

COMPANY OVERVIEW

Our principal business is the generation and distribution of electricity in Portugal and Spain (the Iberian Peninsula), which we consider to be and refer to in this annual report as our domestic market. We are also involved in activities related to our core energy business both in our domestic market, such as the distribution and supply of natural gas, and in Brazil, where we exercise control over three distribution companies and own interests in generation. In addition, we hold interests in other complementary businesses, such as a 56% stake in ONI, a fixed line telecommunications operator in Portugal and Spain.

FACTORS IMPACTING OUR BUSINESS

Our businesses, financial condition and operating performance have been and will continue to be primarily affected by:

•	the macroeconomic conditions in the countries in which we operate, which influence the overall level of demand for electricity and gas;

•	changes in the regulatory frameworks in the countries in which we operate, which can affect the tariffs that we are permitted to charge for electricity and gas;

•	our level of operating costs, which consist primarily of depreciation and amortization, fuel costs and costs of purchased electricity and gas, and wages and salaries; and

•	the volatility of the Brazilian real against the euro, which influences our reported results and the value of our consolidated assets and liabilities.

Economic factors

The level of demand for electricity in countries in which we operate is directly related to the general level of economic activity in those countries.

Over the last decade, Portugal has experienced a stronger rate of economic growth than many other EU Member States. From 1993 through 2003, Portugal’s real gross domestic product grew at an average annual rate of 2.6%, as compared with an average of 2.2% for all EU Member States. Portugal, like other European countries, was affected by a recession from 1992 through 1994. Since 1996, however, the Portuguese economy has recovered and growth in Portugal’s gross domestic product has exceeded the EU average. The structure of Portugal’s economy has been undergoing significant changes, as higher value-added sectors, such as manufacturing and services, have gained in relative importance compared to lower value-added sectors, such as agriculture. In 2003, Portuguese GDP declined by about 1.0% compared to a growth rate of 0.5% in the euro zone and a growth rate of 0.4% in Portugal in 2002 and 1.6% in 2001. The slowdown in the Portuguese economy in 2003 was mainly the result of international economic factors, principally the difficulty experienced in the euro zone and North America as these areas attempted to stage economic recoveries, lower demand in Portugal and a decline in EU exports as a result of the appreciation of the euro against the U.S. dollar. In addition, budgetary restrictions in several EU countries prevented the adoption of expansionary economic policies. Despite the unfavorable macroeconomic environment, electricity consumption in Portugal grew by 5.3% in 2003, one of the fastest growing rates in the euro zone, driven by a cold winter and a particularly warm summer.

In Spain, where we have a 40% ownership stake in Hidrocantábrico, GDP growth was 2.4% in 2003, compared to 2.0% in 2002 and 2.7% in 2001. In 2003, Spain had one of the highest-performing European economies, significantly above the EU average and above Spanish GDP growth in 2002, despite the difficult international economic environment in 2003, particularly in Europe. Electricity consumption growth in the Spanish market was 5.8% during 2003, compared with growth of 2.4% in 2002.

During 2001 and 2002, Brazil experienced a series of events that had a negative effect on its economy. On the international front, the troubled state of several of the major economies of Latin America, especially Argentina’s default on its debt obligations and the Argentine government’s decision to remove the peg of the Argentine peso to the U.S. dollar, raised fears that Argentina’s economic difficulties would spread to Brazil. On the domestic front, the Brazilian economy was significantly affected by the energy rationing program implemented by the Brazilian government, the weakening of demand in Brazil and the uncertainty surrounding the results of the October 2002 presidential elections, which raised concerns over the continuity of a number of economic reforms. In 2003, Brazil experienced a positive turnaround in its economy, reflected in inflation indicators and currency exchange rates. This turnaround was largely due to improved liquidity in international financial markets, the economic growth of Brazil’s main commercial partners (China, Argentina and the United States of America), adherence to the targets of inflation policy, agreement on primary surplus levels with the IMF and improvement in Brazil’s trade balance, which reached US$24,800 million in 2003. The real depreciated 18.7% in 2001 and 52.2%% in 2002, against the U.S. dollar, largely due to Brazil’s increased financing requirements and a decrease in the inflow of foreign capital. In 2003, the Brazilian real appreciated 18% against the U.S. dollar, reaching 2.89 reais per U.S. dollar at the end of 2003, compared to 3.53 reais at the end of 2002, due to Brazil’s decreased financing requirements, an increase in the inflow of foreign capital and government fiscal and monetary policies. Despite improvements in certain economic indicators and in currency exchange rates, the tight monetary policy pursued by the Brazilian government in 2003 adversely affected the domestic economy and GDP decreased by 0.22% after increases of 1.31% and 1.93% in 2001 and 2002, respectively. Despite the relatively modest economic growth, as measured by GDP, in 2002 and 2003, the resolution of most of the difficult economic factors and signs of the adoption of an economic policy based on stability have led to more optimistic expectations for the Brazilian economy for 2004.

Regulatory factors

Since the 1990s, the policy of successive Portuguese governments has been to remove barriers to trade, privatize state-owned companies and liberalize key economic sectors, such as telecommunications, transportation and energy and power. Prior to 1988, we had a nearly complete monopoly of the electricity generation, transmission and distribution business in Portugal. Since 1988, however, competition has increased in the generation business and is expected to continue to do so during the next few years as the EU competition policy is implemented. In

1999, the regulator implemented measures to encourage competition in the distribution of electricity in Portugal, and beginning in June 2004 all consumers will be able to choose their supplier. To learn more about these measures, you should read “Item 4. Information on the Company—Portugal—Competition.”

Until the end of 1998, tariffs were fixed annually by convention, negotiated between us and DGCC. Tariffs were based on total estimated costs for the relevant year assuming average hydrological conditions. These tariffs were not specifically linked to an inflation-indexed formula. From 1995 through 1997, tariffs decreased in nominal terms by 2.8% and in real terms, adjusted for inflation, by 7.8%. On September 15, 1998, the new tariff regime, which became effective in 1999, was adopted by the regulator and on December 4, 1998, the regulator announced a new policy for the years 1999, 2000 and 2001. Under this regime, tariffs are set by the regulator pursuant to a periodic registration of regulatory parameters. In 1999, in nominal terms, tariffs for all voltage levels declined by an average of 6.3% from 1998 levels. For 2000, in nominal terms, tariffs for all voltage levels declined by 0.6% from the 1999 levels. For 2001, in nominal terms, tariffs for all voltage levels increased, on average, by 1.2% from the 2001 levels. In November 2001, the regulator published the regulatory framework for the 2002-2004 regulatory period. For 2002, in nominal terms, tariffs increased across all voltage levels by an average of 2.2% from the 2001 levels. For 2003, in nominal terms, tariffs increased across all voltage levels by an average of 2.8% from the 2002 levels. In real terms, adjusted for inflation, very high, high and medium voltage tariffs have declined by an average of 3.4% over the period 1999 to 2004. The tariffs for low voltage customers have also declined, in real terms, by an average of approximately 3.1% over the same period. For 2004, in nominal terms, tariffs increased across all voltage levels by an average of 2.1% from the 2003 levels. In real terms, very high voltage tariffs increased 1.6% between 2003 and 2004, high voltage tariffs remained stable, medium voltage tariffs decreased by 0.1% and low voltage tariffs increased 0.1%. Tariffs in 2004, in real terms, increased 0.21% on average across all voltage levels. To learn more about these tariffs, you should read “Item 4. Information on the Company—Portugal—Tariffs” and “—Regulation—Portugal.”

In late 2000, the Portuguese government purchased a 70% interest in REN from us. The government’s decision to purchase a controlling stake in REN from us was a part of the government’s reorganization of the Public Electricity System in accordance with the European trend toward greater liberalization. As part of this liberalization, the government sought to separate the company managing the national grid from generation and distribution companies, which the government in the decree law stated is the most suitable model of operation and would bring greater transparency and competition to the electricity sector. The decree law relating to the REN purchase permits us to purchase the sites of the power plants used in the Binding Sector in the event REN chooses not to use such sites and plants at the conclusion of the applicable contract for the expansion of the Binding Sector, thereby permitting us to continue to operate the plant in the Non-Binding Sector. The decree law also provides that, in the event we sell our remaining shares in REN, the government will have the first right to acquire these shares. Currently, our 30% interest in REN is accounted for under the equity method of accounting. The reduction of the Portuguese government’s ownership to less than a majority interest in our shares and the reduction of our ownership interest to less than a majority interest in REN’s shares triggered provisions in some of our debt agreements that provide specified remedies for creditors. For more information, see “—Liquidity and Capital Resources.”

In Spain, following the trend of privatization and liberalization in other regulated sectors, a new regime was introduced by Law 54/97 whereby management, transmission and distribution of electricity remained the only regulated activities in the electricity sector. Furthermore, in order to accomplish a complete unbundling between generation and transmission activities, accounting separation was established for companies carrying out both activities. Under the new framework, a wholesale market, which is run by OMEL, was established for generation activities. Customers above a determined voltage threshold were allowed to choose their electricity supplier and REE remains responsible for the technical management of the transmission grid.

In recent years, further measures have been implemented to enhance competition, and since January 1, 2003 all customers can choose their electricity supplier. In other words, they can decide to remain regulated and subject to the electricity tariff or enter into a contract with a supplier at a market rate.

Pursuant to Law 54/97, the regulated electricity tariffs will be determined by a Spanish governmental Royal Decree on an annual basis. The tariff may be amended if special circumstances warrant doing so, once the legal requirements have been complied with and the necessary reports are obtained. In 2002, a new method of tariff calculation was adopted for the period 2003-2010. Electricity companies that were in operation as of December 31, 1997 can recover a fixed amount of “competition transition costs.” This enables these companies to recover part of the costs borne by electricity generators during a period of transition to a competitive market until 2010. The regulated electricity tariff is based upon an average tariff or reference tariff, which includes all the applicable tariffs and costs. These tariffs are not specifically linked to an inflation-indexed formula. The system of regulated tariffs is used to determine the price of the supply of electricity and access to the transportation and supply networks. The regulated supply tariff is based upon a range of general tariffs, which are determined by the supply tension and the use of the power contracted.

For 1999, in nominal terms, the average tariff in Spain decreased by 5.57%. The decline of the average tariff continued until 2002, when the new method of calculation was adopted. Since then, the average tariff increased for 2003 and 2004 by 1.65% and 1.72%, respectively. However, the reference tariff has decreased in real terms, adjusted for inflation, every year since 1992. Thus, the cumulative variation of the tariff in real terms presupposes a 44.5% reduction since 1993.

Factors affecting the comparability of our results of operations

In the first half of 2002, we acquired 40% of Hidrocantábrico and started proportionally consolidating the company as of June 1, 2002. Our 2002 consolidated financial statements included Hidrocantábrico’s contribution for the last seven months of 2002, whereas in 2003, our consolidated financial statements include Hidrocantábrico’s contribution from the full year.

In October 2002, we gained operational control over Espirito Santo Centrais Electricas, S.A., or Escelsa, a Brazilian electricity distributor located in Espirito Santo State. Escelsa owns 65% of Emprea Energetica do Mato Grosso do Sul, S.A., or Enersul. Until the end of September 2002, we accounted for Enersul using the equity method and from October 1, 2002 fully consolidated both Escelsa and Enersul. Despite the fact that this change in the consolidation method had no impact on our reported net profit, it did have an impact on our consolidated financial statements.

Our operating margin and net profit in 2003 increased by 39.6% and 13.7%, respectively, from 2002. In 2002, operating margin and net profit decreased by 3.7% and 25.6%, respectively, from 2001.

The increase in 2003 operating margin was influenced by the consolidation changes between 2002 and 2003 mentioned above relating to Hidrocantábrico, Escelsa and Enersul. If we had fully consolidated these companies for 12 months of 2002, our operating margin would have increased 23.8% in 2003. This increase is partly explained by the strong growth rates in electricity consumption across all of the countries in which we operate, an increase in the regulated revenues of EDPD, tariff increases granted to our distribution companies in Brazil by the Brazilian electricity regulator and better operating performance of ONI as a result of the implementation of a cost reduction plan and following discontinuation of ONI Way in 2002. The decrease in operating margin in 2002 was partially due to the effects of lower electricity distribution tariffs in Portugal following the start of the 2002-2004 tariff period and the combination of lower consumption in areas served by Bandeirante, Escelsa and Enersul following the electricity rationing program of the Brazilian government, and a severe devaluation of the real against the euro. A devaluation in the real negatively affects our consolidated results as the results of our Brazilian companies are translated into euros in our consolidated results.

The 13.7% increase in net profit from 2002 to 2003 was due to a 39.6% increase in operating margin discussed above and lower extraordinary losses due to a one-time write-off in 2002 of our investment in ONI Way, in connection with the divestment of ONI’s UMTS business. The factors positively affecting net profit were partially offset by higher financial charges and lower contributions from minority interests resulting from the proportional consolidation of Hidrocantábrico for 12 months in 2003 compared with 7 months in 2002.

Looking forward, we do not expect one-time items to materially affect our results in 2004. Although we will continue to experience lower tariffs in our distribution business, we are optimistic that the regulator may allow us to include in our regulatory cost base significant restructuring costs related to our human resources, which we began to implement in the last quarter of 2003. In addition, in 2004 we will not have the capital expenditures previously required for ONI’s development of a UMTS network.

Our costs are influenced by inflationary trends, fluctuations in fuel costs and hydrological conditions. In years with less favorable hydrological conditions, or drier conditions, use of thermal power can increase significantly, causing our spending on fuel to increase substantially. In years with more favorable hydrological conditions, or wetter conditions, the opposite result occurs. To smooth the impact on earnings and customer prices, the “hydro account” was established. The hydro account is discussed below in “—2003 compared with 2002—Hydrological correction” and in notes 2(p) and 21 to the consolidated financial statements.

Our profit and loss account is prepared on the total-cost basis typically used by major Portuguese companies. Costs related to our personnel and materials incurred for assets under construction that are capitalized as part of fixed assets and will be amortized in future periods are classified in the income statement as expenses, and a corresponding amount is credited to “Own work capitalized.”

CRITICAL ACCOUNTING POLICIES

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial statements. Our critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in reviewing our consolidated financial statements and the discussions below in “—Results of Operations.”

A critical accounting policy is one that is both important to results of operations and financial condition and requires management to make critical accounting estimates. An accounting estimate is an approximation made by management of a financial statement component or account. Accounting estimates reflected in our financial statements measure the effects of past business transactions or events, or the present status of an asset or liability. Accounting estimates included in the accounting policies presented in the consolidated financial statements require assumptions about matters that are highly uncertain at the time the estimate is made. Additionally, different estimates that could have been used, or changes in an accounting estimate that are reasonably likely to occur, could have a material impact on the financial statements. The inherent uncertainty of some matters can make judgments subjective and complex. The effects of estimates and assumptions related to future events cannot be made with certainty. Our estimates are based upon historical experience and on assumptions that management believes to be reasonable in the circumstances. These estimates may change with changes in events, information, experience, and our operating environment. The following critical accounting policies and estimates are those used in the preparation of our consolidated financial statements.

Fixed assets

Fixed assets are presented at historical cost except for items acquired before 1992, at revalued amounts. Historical costs include, except for assets constructed prior to 1995, finance charges and foreign exchange differences. They also include direct internal costs and general and administrative overheads.

We have entered into PPAs with REN, as the sole buyer for the Binding Sector, for the majority of the generation assets’ economic lives. As permitted under Portuguese GAAP, these assets are classified as assets in our financial statements. Additionally, REN has recorded the minimum contracted payments made to producers in the Binding Sector in connection with PPAs as an expense of the respective periods. In accordance with U.S. GAAP, these PPAs between REN and CPPE are accounted for as capital lease receivables for CPPE and capital lease obligations for REN. Prior to July 1, 2000, the effects of the PPAs between the two related companies were eliminated in consolidation.

The carrying values of all generation and distribution assets have been approved by the regulator for the purposes of accepting amortization as part of the new tariffs.

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

Impairment of long-term assets

Tangible and intangible fixed assets, net of the relevant deferred revenue, are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is reviewed for impairment at the end of the first complete financial year after the relevant acquisition, and thereafter if events or changes in circumstances indicate that the carrying amount may not be recoverable. When conducting a review for impairment, consideration is taken of the regulated and contractual aspects of our operations.

Uncertainties exist when assessing the recoverability of the carrying amounts of the tangible and intangible fixed assets. The assessment is made based on the best information available regarding the anticipated continuity of the concession or other contractual arrangements in place.

Allowance for uncollectible accounts

Estimated provisions for uncollectible accounts receivable from retail electricity sales are recorded in the same period as the related revenues. These estimates are based on management’s assessment of the probable collection of customer accounts, aging of accounts receivable, bad debt write-offs, and other factors. Certain circumstances and events can cause actual bad debt write-offs to vary from assumptions used in estimating uncollectible account provisions; these include general economic conditions, industry trends, deterioration of major customer credit worthiness, and higher defaults. Our earnings would be affected should such circumstances require a material adjustment to our provision for uncollectible accounts.

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

There are numerous uncertainties inherent in estimating employee retirement benefits and assumptions that are valid at the time of estimation, but may change significantly when new information becomes available. Fluctuations in the rates and other assumptions used for the actuarial valuations may, ultimately, result in actuarial gains or losses that, in accordance with the relevant accounting criteria, will be recognized in the financial statements.

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

Revenue recognition

Unbilled revenues

Revenues from retail electricity sales are recognized when monthly billings are made to customers for energy sold, based upon meter readings performed on a “cycle basis” during each month, together with historical consumptions individually by customer. In order to properly match revenue with related expenses (power costs, distribution expenses, etc), estimated “unbilled revenues” are accrued for electricity provided from meter read dates to each month-end. Such estimated unbilled revenues are based on our net system load, the number of days from meter reading to the end of each calendar month, and current retail customer rates.

In Portugal, the tariffs of electrical energy supplied to clients in the Binding Sector are determined by the regulator. Tariffs for clients outside the Binding Sector are negotiated and contracted on an individual basis. Tariffs in the electricity distribution business are subject to a price cap mechanism. These earnings are subject to a gross profit restriction and after being subject to confirmation or approval by the regulator are to be adjusted in future periods. We estimate amounts that are subject to future tariff revenue or adjustments and defer the recognition of the revenues until future periods. These amounts are recorded as accounts receivable-trade in the accompanying balance sheet.

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

The annual changes in the hydrological correction account consist of the following:

•	The difference between the economic costs of generating electricity and the economic reference costs is charged to REN for inclusion in the Binding Sector costs(prior to June 2000 this difference was charged to the income statement).

•	A financial charge associated with the hydrological correction account’s accumulated balance.

•	An adjustment, which may be either an income or an expense item, corresponding to the amount necessary to make the expected balance, in a time scale of 10 years, equal to an adequate reference level.

The Portuguese government approves the amount of the accumulated balance and the movements during the year on an annual basis. Under U.S. GAAP, the effect of future changes in hydrological conditions is viewed as a general business risk and the resulting adjustments are therefore reversed.

Tariff adjustment

Prior to 1999, the selling price of electricity in Portugal was based upon a negotiated price between us and the government. Tariffs were generally based on operating costs incurred during a year associated with average hydrological conditions. However, there were no specific guidelines in place ensuring that we would recover actual cost incurred during this time. On January 1, 1999, and again on January 1, 2002, new tariff regimes were introduced that established formulae for the calculation of the selling price of electricity in Portugal. These tariffs at current market conditions allow us to recover actual costs incurred. On January 1, 2002, the regulator implemented alternative revenue programs that allow us to increase tarrifs in future periods to recover allowable revenues.

Investments

Derogating accounting principles generally accepted in Portugal, we have implemented early “International Accounting Standard 39—Recognition and Measurement of Financial Instruments”, or IAS 39, for fiscal year 2003, having calculated the retroactive effects from December 31, 2002. Consequently, we classified our investments in accordance with this IAS 39, particularly with regard to the types of financial instruments and their recognition and measurement, carrying them under the following categories of financial assets: trading, held to maturity and available for sale. The classification depends on the purpose for which the investments were acquired. Our board of directors determines the classification of these investments on the date of acquisition and re-assesses this classification on a regular basis.

Trading account securities

Investments acquired primarily for the purpose of being traded in the very short-term are classified as trading securities and are recorded as current assets. For the purpose of our financial statements, short-term is defined as three months. Realized and unrealized gains and losses caused by changes in the fair value of trading securities are recorded in the profit and loss account during the period in which they occur.

Medium- and long-term investment portfolio (investment securities available for sale)

Investments expected to be held for an undetermined period of time and that can be sold to meet liquidity requirements or in the event of changes in interest rates, are classified as available for sale under non-current assets, unless our board of directors has the express intention of holding the investments for a period of less than 12 months from the balance sheet date or if there is a need to sell them to generate operating capital, in which case they are carried under current assets. Acquisition cost includes transaction costs. Investments available for sale are accounted at their fair value.

Accounting for derivatives

Derivatives are initially measured in our consolidated balance sheet at cost and subsequently carried at fair value. The method of recognition of the resultant gain or loss depends on the nature of the item that is hedged. We identify derivatives as either: (i) hedging the fair value of the recognized assets or liabilities; (ii) hedging of a planned transaction or firm commitment; or (iii) hedging of a net investment in a foreign entity on the date on which the derivatives are acquired. Changes in the fair value of derivatives identified as fair-value hedging instruments and qualifying as effective, are recognized as a gain or loss in the profit and loss account together with the changes in the fair value of the asset or liability for which the hedging risk was taken. Changes in the fair value of derivatives identified and classified as cash-flow hedging instruments are recognized against reserves. When the planned transaction or firm commitment leads to recognition of an asset or liability, the gains and losses previously recorded against reserves are included in the initial measurement of the cost of the respective asset or liability. In any other case, the amounts recorded against reserves are transferred to the profit and loss account and classified as income or expense during the period in which the firm commitment or planned transaction impacted on the profit and loss account. For any transaction which, despite economic hedging in accordance with our risk management policies, is not classified as hedging in accordance with IAS 39, the gains and losses are recognized in the profit and loss account during the period to which they relate. On the date on which the hedging instrument expires or is sold, or when the hedging transaction no longer meets the requirements for hedge accounting in accordance with IAS 39, any cumulative gain or loss recorded against reserves is maintained until such time as the planned transaction or firm commitment is recognized in the profit and loss account. If the planned transaction or firm commitment is no longer expected, the cumulative gain or loss reported against reserves is transferred to the profit and loss account. The hedging of a net investment in a foreign entity is recorded in a manner similar to cash-flow hedging. If the hedging instrument is a derivative, any gain or loss on the hedging instrument in respect of the effective part of the hedge is recognized against reserves. The gain or loss on the ineffective portion of the hedge is recognized immediately in the profit and loss account. However, if the hedging instrument is not a derivative, all gains and losses on exchange rate fluctuations are recognized against reserves. To achieve hedge accounting on the date of commencement of the transaction, we document the relationship between the hedging instruments and the hedged items, as well as the respective risk-management objectives and strategies underlying the respective hedging transactions. This process includes the link between all derivatives identified as hedging instruments for assets and liabilities or for specific transactions or firm commitments. We also document in our evaluation, at the inception of the hedge and during the life of the hedge, whether the derivatives used in the hedging transactions are highly effective to compensate the fair value or the cash flows of the hedged items.

Estimate of the fair value of financial instruments

The fair value of derivatives traded on liquid markets and of assets available for sale is based on their listed prices on the balance sheet date. The fair value of interest-rate swaps is calculated on the basis of the present value of future estimated cash flows. The estimated value of future cash flows is used to determine the fair value of other financial instruments. The book values of financial assets and liabilities with a maturity of less than one year are assumed to be close to their fair values.

RESULTS OF OPERATIONS

Beginning in January 2001, we consolidated the results of Bandeirante with our results. In 2002, following the conclusion of our acquisition of a 40% stake in Hidrocantábrico, we proportionally consolidated the results of Hidrocantábrico from June through December. On October 10, 2002, we gained control over Brazilian distribution companies Escelsa and Enersul. As a result, we consolidated the results of Escelsa and Enersul from October through December 2002. We currently control 54.74% of Escelsa and 35.69% of Enersul. In December 2002, we decided to discontinue ONI Way’s UMTS operations, a decision which was reflected by a write-off of ONI Way and the consequent increase in ‘Other non-operating expenses (income)’ due to the creation of a non-recurring provision of € 280.9 million. The following table sets forth our revenues by geography and activity for 2001, 2002 and 2003. For more information concerning our revenues, see note 26 to our consolidated financial statements.

	Sales of Electricity	Other sales	Services rendered	Total
	(millions of EUR)
Year ended December 31, 2001
Portugal
Generation	1,277.9	12.4	14.6	1,294.9
Distribution and supply	3,282.5	1.6	19.9	3,304.1
Brazil
Distribution and supply	690.5	0	0	690.5
Telecoms	0	30.9	157.0	187.9
Information technology	0	39.1	149.9	189.0
Services and other adjustments	(39.7)	13.9	9.7	(16.0)

EDP Group	5,201.3	98.0	351.1	5,650.4

Year ended December 31, 2002
Portugal
Generation	1,425.4	18.7	18.2	1,462.3
Distribution and supply	3,503.4	1.7	33.1	3,538.2
Spain
Generation	145.1	2.5	0.8	148.3
Distribution and supply	150.1	7.6	6.3	164.0
Gas	0	10.5	1.1	11.5
Brazil
Distribution and supply	668.6	0	0	668.6
Telecoms	0	46.7	274.1	320.8
Information technology	0	35.5	188.5	224.0
Services and other adjustments	(16.5)	(11.2)	(123.5)	(151.2)

EDP Group	5,876.2	112.0	398.4	6,386.6

Year ended December 31, 2003
Portugal
Generation	1,318.9	19.7	26.6	1,365.2
Distribution and supply	3,610.6	1.9	60.2	3,672.8
Spain
Generation	256.8	2.0	1.1	259.9
Distribution and supply	287.7	28.9	12.4	329.0
Gas	0	75.9	10.1	86.0
Brazil
Generation	27.4	2.3	11.5	41.3
Distribution and supply	929.0	0	37.6	966.6
Telecoms	0	7.3	323.8	331.1
Information technology	0	27.0	159.3	186.3
Services and other adjustments	(134.2)	(4.9)	(121.6)	(260.6)

EDP Group	6,296.1	160.3	521.2	6,977.5

The following table sets forth our operating costs and expenses and our results of operations as a percentage of total revenues:

	Year ended December 31,
	2001	2002	2003
Total revenues	100%	100%	100%
Raw materials and consumables	54.5%	57.7%	56.2%
Personnel costs	10.5%	9.8%	9.3%
Depreciation and amortization	11.8%	11.6%	12.1%
Supplies and services	11.5%	10.6%	9.1%
Own work capitalized	(4.1)%	(3.8)%	(3.4)%
Concession and power-generation rental costs	2.6%	2.5%	2.5%
Provisions	2.1%	1.6%	1.1%
Other operating expenses (income)	(0.8)%	(0.1)%	0.1%
Total operating costs and expenses	88.1%	89.8%	87.0%
Operating margin	11.9%	10.2%	13.0%
Net interest and related expenses	3.6%	3.5%	5.1%
Other non-operating income / (expenses)	(2.2)%	2.2%	0.2%
Profit before tax	10.5%	4.5%	7.6%
Consolidated net profit	8.0%	5.2%	5.5%

2003 COMPARED WITH 2002

Revenues

Our total revenues in 2003 increased by 9.3% to € 6,977.5 million from € 6,386.6 million in 2002, due primarily to the increase in electricity sales, which in 2003 represented approximately 90.2% of our total revenues compared with 92.0% of total revenues in 2002. In 2003, revenues as well as the other items in our consolidated profit and loss account were affected by the proportional (40%) consolidation of Hidrocantábrico for twelve months, which in 2002 was proportionally consolidated for seven months, and the full consolidation of Escelsa and Enersul for twelve months, which in 2002 were equity consolidated for the first nine months and fully consolidated in the last quarter of the year. We have consolidated revenues from Hidrocantábrico in the amount of € 662.5 million in 2003 and € 321.4 million in 2002. Escelsa and Enersul contributed € 435.8 million in 2003 and € 100.8 million in 2002.

Sales of electricity. Our total electricity sales increased by 7.1% to € 6,296.1 million in 2003 from € 5,876.2 million in 2002 mainly due to the consolidation effects of Hidrocantábrico, Escelsa and Enersul noted above.

Electricity sales in Portugal from generation and distribution and supply activities, which represented 78.3% of our total consolidated electricity revenues, remained stable at € 4,929.5 million in 2003 from € 4,928.8 million in 2002, with the increase in electricity sales from distribution and supply activities being offset by a decline in electricity sales from generation activity.

Electricity sales from our distribution and supply activities in Portugal increased 3.1% from € 3,503.4 million in 2002 to € 3,610.6 million in 2003 due to a 5.4% increase in the Portuguese electricity system demand from 36,931 GWh in 2002 to 38,916 GWh in 2003 and due to the fact that, in nominal terms, tariffs increased across all voltage levels by an average of 2.8% in 2003 from the 2002 levels. The 5.4% increase in electricity sales volume was primarily due to a 4.9% increase in low voltage consumption, which occurred as a result of a cold winter and a particularly warm summer in 2003, as well as due to a 9.3% increase in very high voltage and high voltage consumption following an increase in the number of our industrial clients, after EDPD gained four large industrial clients. Electricity distribution in the PES decreased 3.1% to 34,868 GWh in 2003 from 35,973 GWh in 2002, whereas in the Non-Binding Sector, electricity distributed increased by more than fourfold to 4,048 GWh in 2003 from 958 GWh in 2002 due to the fact that some medium voltage consumers opted to become Qualifying Consumers.

Beginning with the new tariff regime in Portugal that became effective in 1999, tariffs are fixed by the regulator in advance of each year based in part on estimated data for variables such as demand and cost. If there are differences between the estimated data and the actual data during a period, an adjustment will be made to the tariff in a subsequent period to account for these differences. Our revenues include tariff adjustments that we calculate to estimate the portion of our revenues from electricity sales that should be deferred to a subsequent period to take account of data that the regulator will consider in setting tariffs. If actual costs and demand deviate from the estimated data, the revenues REN receives from electricity sales to EDPD will vary from the revenues allowable under the tariff regime. In the event actual revenues exceed the revenue level allowable, such as due to higher than estimated demand, REN is obligated, two years later, to compensate the Public Electricity System for the excess. This compensation takes the form of a reduction in the amounts charged by REN to distributors such as EDPD in the Public Electricity System. By contrast, if REN’s actual revenues are less than the revenue level allowable, such as due to higher than estimated costs, REN will, two years later, be able to recover the shortfall through an increase in the amounts charged by REN to distributors such as EDPD in the Public Electricity System. Any reduction or increase received by or charged to EDPD is fully passed through to the customer tariffs in the Binding Sector. There is also a tariff adjustment in respect of 1999, 2000 and 2001 reflecting the profit sharing mechanism in distribution relating to EDPD’s selling and distribution activities, which is reflected in the customer tariffs two years later. For the 2002-2004 regulatory period the profit sharing mechanism was eliminated. None of the accounting entries associated with tariff adjustments have an impact on our cash flow. For more information on the tariff adjustments, you should read note 39(p) to the consolidated financial statements.

In 2003, the aggregate tariff adjustment was € 77.9 million. This figure includes a positive adjustment of € 77.0 million from the 2003 tariff adjustment, a positive adjustment of € 17.9 million from a revision made to the tariff adjustment of year 2002, a negative adjustment of € 10.2 million from the 2002 tariff adjustment reposition and a negative adjustment of € 6.7 million from the 2001 tariff adjustment reposition. In 2002, the aggregate tariff adjustment was € 70.5 million. This figure includes a positive adjustment of € 50.0 million relating to the application of the new tariff regulation in 2002, and a positive adjustment of € 20.5 million relating to the 2000 tariff adjustment reposition.

Electricity sales from our generation activity in Portugal decreased 7.5% from € 1,425.4 million in 2002 to € 1,318.9 million in 2003. Approximately 89% of EDP Produção’s generation revenues are based on long-term PPAs between each of its power plants and REN as the single buyer for the Portuguese PES. The PPAs include an energy charge component that remunerates EDP Produção’s plants operating in the PES for fuel consumption incurred by producing electricity. Given that 2003 was a wet year, EDP Produção’s thermal power plants were less utilized and we incurred lower fuel costs, resulting in lower revenues from the variable component of the PPAs that remunerate for fuel consumption.

Electricity sales in Spain increased to € 542.2 million in 2003 from € 295.1 million in 2002, primarily due to the proportional consolidation of Hidrocantábrico for twelve months in 2003 compared to seven months in 2002. Other factors that influenced this increase were higher electricity revenues in 2003 from Hidrocantábrico’s supply activity that were partially offset by lower Spanish electricity pool prices during 2003.

Electricity sales in Brazil increased to € 956.4 million in 2003 from € 668.6 million in 2002, primarily due to the full consolidation of Escelsa and Enersul for twelve months in 2003 compared to three months in 2002. Other factors that influenced this increase were tariff revisions that affected our distribution companies in Brazil during 2003, namely a 14.68% average tariff increase for Bandeirante (as of October 22), a 17.30% average tariff increase for Escelsa (as of August 6) and a 32.59% average tariff increase for Enersul (as of April 8). These tariff increases were partially mitigated by the devaluation of the Brazilian real against the euro beginning in June 2002.

Other sales. Our other sales activities, including sales of natural gas, steam, ash, information technology products, telecommunications equipment and sundry materials, generated revenues of € 160.3 million in 2003 compared with € 112.0 million in 2002, due primarily to the inclusion since August 2003 of gas sales of Naturcorp, which was proportionally consolidated in our accounts on the same basis as Hidrocantábrico. As a result, the contribution of the Spanish activities to the consolidated revenues from other sales activities increased to € 105.3 million in 2003 from € 20.1 million in 2002. This increase more than offset an 84.4% decrease in revenues from telecommunications equipment sales from € 46.7 million in 2002 to € 7.3 million in 2003, due to the completion of a major contract, and a 23.9% decrease in sales from our information technology activity from € 35.5 million in 2002 to € 27.0 million in 2003, due to a decrease in demand for IT solutions, as result of the economic slowdown that resulted in lower investments by corporations in IT systems.

Services rendered. Our revenues from services increased to € 521.2 million in 2003 from € 398.4 million in 2002, due to the changes in EDP’s consolidation of Hidrocantábrico, Escelsa and Enersul, as noted above, and increased sales by EDP Energia, Bandeirante and ONI. Activities generating these revenues include electricity-related services, services related to information technology systems, telecommunications, engineering, laboratory services, training, medical assistance, consulting, multi-utility services and other services. Revenues from services provided by the electricity activity in Portugal increased to € 86.9 million in 2003 from € 51.3 million in 2002, mainly due to an increase at EDP Energia resulting from the ongoing liberalization process in Portugal. Services provided in Spain by Hidrocantábrico contributed € 6.2 million and € 15.0 million in 2002 and 2003, respectively, following the proportional consolidation of Hidrocantábrico for twelve months in 2003. Our operations in Brazil contributed € 49.1 million to our consolidated revenues from services in 2003, as a result of the full year consolidation of Escelsa and Enersul, as well as Bandeirante’s contribution following the increased number of liberalized clients in its concession area that have to pay for the use of Bandeirante’s distribution grid. The 18.2% increase in telecommunications services to € 323.8 million in 2003 from € 274.1 million in 2002 resulted from higher voice telecommunications services provided by ONI. Information technology activity revenues from services provided declined 15.5% from € 188.5 million in 2002 to € 159.3 million in 2003, due primarily to the Portuguese economic slowdown in 2003.

Operating costs and expenses

Our total operating costs and expenses increased by 5.8% to € 6,071.8 million in 2003 compared to € 5,737.9 million in 2002, mainly due to the consolidation effects already mentioned above relating to Hidrocantábrico, Escelsa and Enersul. These consolidation effects more than offset lower fuel costs at EDP Produção, following a wet year in which thermal generation was reduced in favor of hydro power, lower operating costs at Bandeirante associated with the depreciation of the Brazilian real against the euro beginning in June 2002, and lower costs at ONI, primarily as a result of the cost-cutting program and a reduction in the number of employees.

Hidrocantábrico’s contribution to our total operating costs and expenses in 2003 totaled € 580.3 million compared to € 283.3 million in 2002 (seven months of proportional consolidation), while Escelsa and Enersul contributed € 372.9 million in 2003 compared to € 85.6 million in 2002 (three months of full consolidation). In addition, total operating costs at Hidrocantábrico reflect the consolidation of five months of Naturcorp in 2003 and the start of Castejón CCGT’s operations in October 2002.

As a percentage of revenues, total operating costs and expenses decreased to 87.0% in 2003 from 89.8% in 2002 due primarily to lower costs of purchased electricity and fuel.

Raw Materials and Consumables. The major components of our raw materials and consumables are the costs of purchased electricity, fuel costs and costs of other materials. Our raw materials and consumables costs increased 6.3% to € 3,921.1 million in 2003 from € 3,687.1 million in 2002 due to the consolidation of Hidrocantábrico,

Escelsa and Enersul, as noted above. These consolidation effects more than offset lower fuel costs at EDP Produção, following a reduction in use of thermal generation due to a wet year, and a decrease in the cost of sales of telecommunications equipment.

Our costs of purchased electricity increased 11.8% to € 3,360.3 million in 2003 from € 3,005.5 million in 2002, due to the consolidation effects of Hidrocantábrico, Escelsa and Enersul, as noted above.

Generation and distribution and supply activities in Portugal represent 73.7% of our costs of purchased electricity. Electricity purchases from generation in Portugal increased € 28.1 million in 2003 to € 65.3 million due to an increase in electricity purchases of small hydro producers operating in the Non-Binding Sector as these producers are allowed to acquire energy up to their installed capacity in order satisfy energy procurements of the Non-Binding Sector. Our costs of purchased electricity in distribution and supply activity in Portugal primarily include purchases made by EDPD from REN as well as purchases from private generators and small independent producers. The energy that EDPD purchases from REN is supplied to the binding sector. In 2003, electricity purchases increased 1.1% to € 2,412.5 million in 2003 from € 2,386.4 million in 2002, mainly due to a 4% increase in the average tariff charged on power purchases from REN, offset by a 3.1% decrease in the Portuguese binding system electricity consumption. For more information on these purchases of electricity, you should read “Item 4. Information on the Company—Portugal—Electricity System Overview—The Independent Electricity System” and “—Competition.”

Costs of purchased electricity in Spain by Hidrocantábrico represented € 358.2 million in 2003 compared with € 154.1 million in 2002. This increase is mostly due to consolidation effects. In addition, in 2003, Hidrocantábrico’s costs of purchased electricity reflect the first time consolidation of five months of Naturcorp in 2003 and the start of Castejón CCGT’s operations in October 2002.

Costs of purchased electricity in Brazil increased 34.9% in 2003 to € 656.5 million from € 486.5 million. This increase is primarily due to the consolidation of Escelsa and Enersul, as noted above. In 2003, Escelsa and Enersul contributed € 251.1 million compared with € 57.5 million in 2002. Costs of purchased electricity at Bandeirante decreased 16.8% to € 357.0 million in 2003 from € 429.1 million in 2002, mainly due to the depreciation of the Brazilian real against the euro.

Our fuel, steam and ashes costs decreased 14.5% to € 398.0 million in 2003 from € 465.5 million in 2002. In 2003, fuel costs from generation in Portugal represented 78.5% of our fuel costs and decreased 32.9% to € 312.3 million from € 465.5 million in 2002. This decrease in fuel costs reflects a decline in fuel utilization by EDP Produção associated with a lower use of thermal generation due to a wet year. In order to account for the variability of hydrological conditions in Portugal and its impact on the fuel costs, EDP uses the “Hydrological correction account,” or hydro account. The hydro account is an accounting mechanism we established pursuant to Portuguese law. The purpose of this account is to smooth the short-term effect on our earnings and customer prices that result from changes in hydrological conditions. In years with favorable hydrological conditions, there is an increase in hydroelectric generation and a decrease in variable costs of thermal generation. Conversely, in years with unfavorable hydrological conditions there is a decrease in hydroelectric generation and our expenditures on fuel and electricity imports increase substantially and the variable costs of thermal generation increase accordingly. We cannot modify the tariff we charge to take into account the changes in variable costs incurred due to hydrological conditions. In order to reduce major distortions in operating results due to changing hydrological conditions, the hydro account is reinforced in years of favorable hydrological conditions with a corresponding operating charge in the income statement, thereby eliminating the overstatement of its net income. In years of less favorable hydrological conditions we use the hydro account (with a corresponding credit to operating income) so as to reduce the negative impact on our net income arising from the increased expenditures on fuel and electricity imports. These upward or downward adjustments to the hydro account are made based upon the economic reference cost calculated on the basis of an average hydrological year.

Prior to REN’s sale, all of the movements relating to the hydro account were considered as being of a non-cash nature on the grounds that they were made (in accounting terms) in our consolidated financial statements as an expense recorded to the hydro account in favorable hydrological years and as an income recorded to the hydro account in less favorable hydrological years. Following the sale of REN, cash movements now take place between REN and us for reinforcing or drawing against the hydro account that, after REN’s separation, is still carried on our balance sheet. At December 31, 2003 the hydro account amounted to € 387.5 million, an increase of € 63.4 million, which includes € 71.9 million charged to REN. In 2002 the hydro account decreased by € 63.4 million to € 324.1 million. This difference was primarily a result of 2003 having been an exceptionally wet year (hydro coefficient of 1.33), while 2002 was a dry year (hydro coefficient of 0.76). To learn more about the effect of hydrological conditions on our business, you should read “Item 4. Information on the Company—Portugal—Generation.”

The Portuguese government determines the “level of reference” of the hydro account based upon the least favorable period of hydrological conditions during the previous 30 years. In doing so, the government determines an amount expected to be adequate to withstand unfavorable hydrological conditions that may occur in the future. The government has determined that the hydro account must not exceed the level of reference. The level of reference of the hydro account was € 387.5 million for 2003, 2002 and 2001. In 2003, the hydro account exceeded the reference level causing us to record the excess € 19.4 million under non-operating income. In 2002, the hydro account did not exceed the reference level, hence we did not record an excess in non-operating income in 2002.

We record as an annual expense deemed interest credited to the hydro account corresponding to the average interest rate paid on our euro-denominated borrowings for the applicable year. The method of accounting for this deemed interest did not change with the sale of REN. For more information on the hydro account, you should read notes 2(p) and 21 to our consolidated financial statements.

Fuel costs in Spain at Hidrocantábrico amounted to € 85.5 million in 2003 compared to € 39.3 million in 2002, primarily due to the consolidation effects as noted above. In addition, fuel costs at Hidrocantábrico reflect the start of operations of Castejón’s CCGT power plant (October 2002) noted above.

The major components of our costs for other materials are the costs of cables, meters, transformers and other goods for resale, included under the item “Raw materials and consumables – Other materials.” These costs decreased to € 162.7 million in 2003 from € 216.0 million in 2002. A majority of these costs are credited to “Own work capitalized” and the remainder is applied to maintenance of the transmission and distribution networks. See “—Own work capitalized.”

Costs for other materials from generation, distribution and supply activities in Portugal represent 70.5% of our costs for other materials. Costs of materials from our generation activity in Portugal decreased 21.1% in 2003 to € 3.5 million. Regarding our distribution and supply activities in Portugal, these costs increased 39% to € 111.3 million in 2003 from € 80.1 million in 2002, because 2002 costs with materials were lower than normal due to stocks write-offs.

Costs of other materials in Spain from Hidrocantábrico increased € 4.1 million to € 6.3 million in 2003 compared with € 2.2 million in 2002. This increase is the result of the consolidation effects noted above.

Costs from other materials in Brazil increased € 6.2 million to € 10.2 million in 2003 from € 4.0 million in 2002. This increase is the result of the above mentioned consolidation effects of Escelsa and Enersul. In 2003, Escelsa and Enersul contributed € 5.9 million to our costs with other materials, compared with € 1.1 million in 2002.

Cost of sales for telecommunications decreased € 46.8 million in 2003 to € 6.6 million from € 53.4 million in 2002, following the shut down of UMTS operations in December 2002. In addition, the decrease in the cost of sales reflects the completion of a major equipment supply contract in 2002.

Raw materials and consumables relating to our information technology activities decreased 22.7% to € 24.5 million in 2003 from € 31.6 million in 2002, partially reflecting the economic slowdown of the Portuguese economy that, as mentioned above, affected the information technology revenues.

Personnel costs. Personnel costs, which consist mainly of wages and salaries and social security and pension fund contributions, increased 3.5% in 2003 to € 646.6 million from € 624.8 million in 2002, mainly as a result of the consolidation changes noted above.

Personnel costs in the Portuguese electricity business increased 3.5% to € 517.4 million in 2003 from € 500.1 million in 2002 following the 2.7% average salary increase. As a percentage of total personnel costs, electricity business in Portugal remained stable in 2003 and 2002 at 80%. Personnel costs in generation in Portugal increased 0.7% to € 120.3 million in 2003 from € 119.6 million in 2002 as a result of an increase in average salaries, partially offset by a reduction of 111 employees toward the end of 2003. Personnel costs in distribution and supply increased 4.3% to € 397.1 million in 2003 from € 380.6 million in 2002 reflecting the increase of pension premiums and the average salary increase.

In Spain, personnel costs at Hidrocantábrico were € 37.1 million in 2003 compared to € 18.3 million in 2002. This increase is primarily due to the proportional consolidation of twelve months in 2003 compared to seven months in 2002. Additionally, the inclusion of Naturcorp in Hidrocantábrico’s accounts since August 2003 also contributed to this increase.

Personnel costs in Brazil increased 61.6% to € 64.0 million in 2003 from € 39.6 million, primarily due to the full consolidation of Escelsa and Enersul for twelve months in 2003 compared to three months in 2002. In addition, the average salary increase in our Brazilian subsidiaries was approximately 10%, which also contributed to the increase. However, both of these effects were partly offset by the strong depreciation of the Brazilian real against the euro beginning in June 2002.

Personnel costs in our telecommunications activities decreased 43.2% to € 51.0 million in 2003 from € 89.7 million in 2002, reflecting the discontinuation of the UMTS project toward the end of 2002 and the reduction in the number of employees achieved primarily at the fixed line business in Portugal.

Personnel costs in our information technology activities decreased 12% to € 66.4 million in 2003 from € 75.5 million in 2002, due to the ongoing staff restructuring process and successful wage negotiations.

Depreciation and amortization. Depreciation and amortization in 2003 increased to € 845.6 million from € 739.5 million in 2002, primarily due to the consolidation changes noted above.

Depreciation and amortization charges in the Portuguese electricity business increased 3.8%, or € 21.4 million, to € 583.3 million in 2003 from € 561.9 million in 2002 (and as a percentage of our total depreciation and amortization charges, it decreased 69.0% in 2003 compared to 76.0% in 2002). Depreciation and amortization charges in generation increased 2.7% to € 234.4 million in 2003 from € 228.2 million in 2002. Depreciation and amortization in distribution and supply activities increased 4.6% to € 348.9 million in 2003 from € 333.6 million in 2002, due to the transfer of an IT system from our IT services provider company, EDINFOR, to EDPD and greater investments made in the distribution network.

In Spain, Hidrocantábrico’s contribution to our depreciation and amortization charges increased to € 60.1 million in 2003 from € 26.9 million in 2002, primarily due to the proportional consolidation of Hidrocantábrico for twelve months in 2003 compared to seven months in 2002. In addition, the inclusion of Naturcorp since August 2003 and the depreciation of the investment made in Castejón CCGT since October 2002 also contributed to this increase.

Depreciation and amortization charges in the Brazilian electricity business increased to € 58.3 million in 2003 from € 34.2 million in 2002 mainly due to the full consolidation of Escelsa and Enersul for twelve months in 2003 compared to three months in 2002. This increase was partly offset by the depreciation of the Brazilian real against the euro.

Depreciation and amortization charges relating to telecommunication activities increased 8.8% to € 72.7 million in 2003 from € 66.9 million in 2002 as a result of the acquisition in Spain of cable access rights, primarily during 2002, and the investments made in Portugal in connection with the expansion of the network in 2002 and the acquisition of direct access infrastructure.

In 2003, depreciation and amortization charges relating to information technology activities increased 28.4% to € 24.3 million from € 18.9 million in 2002, primarily due to the IT project ISU/Communications that began depreciating in 2003.

Supplies and services. These costs consist of supplies and services provided to us by external suppliers, and include external maintenance and repairs, specialized services, communication, rents, insurance and other services. External maintenance and repairs consists of work on our power plants, substations and transmission and distribution networks that we subcontracted to others. Other specialized services include technical services such as auditing, legal, consulting, and revenue collection. Communication services include telecommunications, postal, delivery and courier services. The cost of these external supplies and services decreased 6.3% to € 632.5 million in 2003 from € 675.1 million in 2002.

Supplies and services in the Portuguese electricity business increased 1.2% to € 285.6 million in 2003 from € 282.1 million, and as a percentage of our total supplies and services it increased to 45.2% in 2003 from 41.8% in 2002. Supplies and services relating to generation activity increased € 2.0 million to € 75.0 million in 2003, benefiting from a reduction in insurance costs, steady maintenance costs and tighter management discipline. Supplies and services relating to distribution and supply activity increased 0.7% to € 210.6 million in 2003 due to the transfer of services, which were being performed internally by EDPD, to our shared services company, EDP Valor. This effect was offset by a decrease in maintenance costs due to both the renegotiation of contracts, which are no longer on a retainer basis, and a more efficient use of internal resources.

Supplies and services costs relating to Hidrocantábrico decreased to € 33.4 million in 2003 from € 41.1 million in 2002, primarily due to the fact that, in 2002 the electricity transmission and distribution tariffs paid by Hidrocantábrico’s supply unit were accounted under supplies and services, while in 2003 these tariffs started to be accounted under purchases of electricity.

Supplies and services relating to the electricity business in Brazil increased to € 62.2 million in 2003 from € 36.0 million in 2002 mainly due to the full consolidation of Escelsa and Enersul for twelve months in 2003 against three months in 2002. In addition, the full operations of the hydro power plant Lajeado beginning in November 2002 and the complete year of the cogenerator Fafen, also contributed to this increase.

Supplies and services in our telecommunications activities decreased 9.7% to € 265.3 million in 2003 from € 293.7 million in 2002 primarily due to the cost-cutting program. The major savings were in advertising costs, specialized works and fixed network costs.

Supplies and services related to our information technology activities decreased 6.7% to € 70.1 million in 2003 from € 75.1 million in 2002, mainly as a result of the effect of economic slowdown in the information technology business and the transfer of an information technology asset to our Portuguese electricity distribution unit.

Own work capitalized. Own work capitalized consists of amounts that correspond to costs related to our costs of personnel and materials and other external supplies and services incurred for projects under construction that are capitalized and will be amortized in future periods. These amounts generally consist of consumption of materials, direct internal costs, general administrative overheads and financial charges. Own work capitalized decreased 2.5% to € 235.6 million in 2003 from € 241.8 million in 2002.

Own work capitalized in the Portuguese electricity business represented 94.7% in 2003 of our total own work capitalized (against 77.7% in 2002). In 2003, it increased 18.7% to € 223.0 million from € 188.0 million in 2002. Own work capitalized in our generation activity in Portugal increased to € 38.2 million in 2003 from € 26.2 million in 2002 following the investments in TER CCGT and Venda Nova II hydro power plant. Own work capitalized in the distribution and supply activities in Portugal increased 14.2% to € 184.8 million in 2003 from € 161.8 million in 2002 primarily due to higher investments in the distribution grid.

In 2003 and 2002 Hidrocantábrico contributed € 4.0 million and € 2.7 million to Own work capitalized, respectively primarily due to the proportional consolidation of twelve months in 2003 compared to seven months in 2002.

Own work capitalized in our telecommunication activities is almost non-existent in 2003 compared to € 30.2 million accounted for in 2002. The 2002 figure is related to the UMTS project, which was discontinued by the end of 2003.

Own work capitalized relating to information technology decreased 33.5% to € 8.4 million in 2003 due to the fact that 2002 figures reflect the capitalization of costs on the development of an IT system for EDPD, that was completed in the end of 2002.

A table setting forth the components of Own work capitalized for the past three years is provided in note 30 to our consolidated financial statements.

Concession and power-generation rents. Concession and power-generation rental costs, which consist mainly of rents paid by EDPD to municipalities for concessions to distribute low-voltage electricity, increased to € 175.6 million in 2003 from € 158.2 million in 2002. The amount of rents payable to municipalities for concessions is set by government regulation and is based on the amount of low-voltage electricity consumed in the respective municipal areas each year. The 11.0% increase in concession and power-generation rental costs between 2002 and 2003 is primarily due to the increase in the average concession fee paid by our generation activity to the Portuguese municipalities, from 7.00% to 7.25% of previous year’s sales, and the 6.3% increase in low voltage, special low voltage and public lighting sales.

Provisions. Provisions decreased to € 75.7 million in 2003 from € 100.6 million in 2002, primarily due to a decrease in provisions for doubtful accounts charges and healthcare liabilities provision charges. This line item is discussed in note 31 to the consolidated financial statements.

We systematically record the provision for doubtful accounts receivable from third parties and municipalities based on the age of the receivables and our collection history. We do not record a provision with respect to accounts receivable from other public entities since historically we have not experienced a problem in collecting these receivables. Accounts receivable are written off when a customer is declared bankrupt by a court of law because we receive the tax benefit of the write-off only when the customer is actually declared bankrupt. Consequently, we have a significant amount of accounts receivable that are fully provided for but have not been written-off. For more information on this provision, you should read note 39(h) to the consolidated financial statements.

Until the end of 2002, increases in provisions for doubtful accounts were reflected in our consolidated statements of income in the line item “Provisions” and were included in the determination of operating income while decreases were included in the line item “Other non-operating expenses (income), net” below the operating income. Beginning in 2003, at the electricity distribution activity in Portugal, both increases and decreases in provisions for doubtful accounts are included in the line item “Provisions.”

Provisions in the Portuguese electricity business decreased to € 55.5 million in 2003 from € 76.9 million in 2002 (and as a percentage of our total provisions, it decreased 73.4% in 2003 compared to 76.4% in 2002). Provisions in generation increased € 1.1 million to € 12.7 million in 2003. Provisions in distribution and supply activities decreased to € 42.8 million in 2003 from € 65.3 million in 2002, due to the accounting of the provision decreases in this line item since 2003, at the distribution business level, as noted above.

Other operating expenses/(income). This item includes primarily taxes other than income taxes and other operating income (net), which decreased to a € 10.3 million expense in 2003 from € 5.7 million income in 2002. This decrease is partly related to other operating expenses in Brazil, which increased to € 18.6 million in 2003 from € 6.3 million in 2002 due to the regulatory contributions to the Energy Development Account in 2003, as well as the full consolidation of Escelsa and Enersul for twelve months in 2003 compared to three months in 2002. The Energy Development Account was created in Brazil largely to promote the competitiveness of some generation technologies, including wind farms, small hydro plants, biomass plants and thermal facilities using natural gas and domestic mineral coal.

Operating margin

As a result of the factors discussed above, our operating margin increased 39.6% to € 905.7 million in 2003 from € 648.7 million in 2002. Operating margin from our core electricity business in Portugal increased 12.5% to € 731.7 million in 2003 from € 650.3 million in 2002, primarily due to a successful costs control program. In Spain, Hidrocantábrico contributed € 82.2 million to our consolidated operating margin in 2003 compared to € 38.1 million in 2002. In addition to the changes in consolidation noted above, Hidrocantábrico benefited from the first time consolidation of Naturcorp. Operating margin from Brazilian electricity activities increased € 65.4 million to € 126.8 million in 2003. This increase is partly due to the changes in consolidation related to Escelsa and Enersul noted above. These companies contributed € 62.8 million to our operating margin in 2003 compared to € 15.2 million in 2002. In addition, Brazilian electricity activities benefited from tariffs increases and recovery in Brazilian consumption. Operating margin from telecommunication activities improved by € 86.2 million to a € 68.7 million loss in 2003 from a € 154.8 million loss in 2002, due to the discontinuation of UMTS operations, an increase in voice traffic, lower interconnection costs and rigorous cost cutting. Operating margin from information technology activities decreased € 26.3 million to € 9.3 million in 2003 from € 35.6 million in 2002 due to the slowdown of the Portuguese economy.

Interest and related income/(expenses), net

Our net interest and related income/(expenses) consist of interest and related income and interest and related expenses. These net expenses increased to € 359.0 million in 2003 from € 222.8 million in 2002 (and increased as a percentage of our total revenues to 5.1% in 2003 compared to 3.5% in 2002). This variation was mainly influenced by the consolidation changes noted above. Hidrocantábrico contributed a € 62.4 million net expense in 2003 compared to a € 37.7 million net expense in 2002, reflecting the 40% proportional consolidation of Hidrocantábrico since June 2002. From January until May 2002, we accounted for € 5.4 million income from the application of the equity method in respect of Hidrocantábrico. Escelsa and Enersul contributed a € 8.8 million income in 2003 compared with a € 37.3 million income in 2002, reflecting full consolidation of the Escelsa and Enersul since October 2002. This was offset by a € 102.9 million expense from the application of the equity method in respect of Escelsa and Enersul, which we accounted for in the period from January to September 2002.

During 2002, we recognized € 56.4 million of positive foreign exchange differences on U.S. dollar assets that we acquired for the sole purpose of covering foreign exchange differences on the U.S. dollar debt of our Brazilian subsidiaries. By the end of 2002 we used these U.S. dollar assets in the purchase of approximately 83% of Escelsa’s U.S. dollar bond issue. These Escelsa bonds were acquired at below par value, resulting in an € 89.2 million financial gain. In 2003, we recognized negative foreign exchange differences of € 65.0 million in respect of the Escelsa bonds as a result of the Brazilian real’s increase in value against the U.S. dollar.

Net expense from interest on debt increased due to the consolidation changes and to the financial gain registered on Escelsa bonds in 2002, as noted above. This increase was partly offset by lower interest rates associated with our debt in 2003.

Contributions from equity method investees were positively influenced in 2003 as a result of higher contributions from REN and CEM. Investment income decreased 8.2% to a € 36.7 million income in 2003 from a € 40.0 million income in 2002, due to lower dividends received from BCP.

Amortization of investments (goodwill) increased as a result of the consolidation changes, the acquisition of Naturcorp by Hidrocantábrico and, for the first time in 2003, amortization of a client portfolio acquired by Comunitel.

Other non-operating income/(expenses)

We had other non-operating expenses of € 14.4 million in 2003, compared to other non-operating expenses of € 138.9 million in 2002 (which reflected ONI Way’s write-off), primarily due to a € 56.7 million expense in 2003 related to non-operating provisions net of provision utilizations and a € 47.8 million expense associated to costs with human resources rationalization in Portugal. These losses in 2003 were partially offset by non-operating income of

€ 79.8 million related to the reversal of depreciation of fixed assets that were funded by third parties, mostly related to our Portuguese electricity distribution activity, and € 19.4 million related to the hydrological correction mechanism explained above (we did not record such income in 2002).

We recorded a net expense of € 56.7 million in 2003 related to non-operating provisions net of provision utilizations compared with a net income of € 58.1 million recorded in 2002. The net expense recorded in 2003 reflects a € 114.7 million provision for financial assets in order to cover for contingencies and possible devaluations in Brazil and Cape Verde and € 72.5 million income related to the reduction of provisions for financial assets and other risks and contingencies. For more information on non-operating provisions net of utilizations you should read note 34 to the consolidated financial statements.

An income item of € 79.8 million was registered in 2003, compared to € 71.8 million in 2002, for the portion of depreciation due primarily to new electricity connections made in prior years that were financed largely with customer payments. We record the amount of these payments initially as deferred income and as the assets are depreciated over 30 years, a portion of the amount is taken into income and offset by a corresponding charge.

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

Provision for income taxes

Our provision for income taxes is determined on the basis of the estimated taxable income for the period. Income taxes provided for in 2003 were € 239.3 million compared with € 171.2 million in 2002. The reference income tax rate in Portugal was 30% in 2003 and 2002, compared with 32% in 2001. In addition, a municipal surcharge of up to 10% of the base rate is typically levied by the municipality in which the income is earned. Our effective tax rate is different from the reference income tax in Portugal each year due to permanent differences arising mainly from amortization of the goodwill and concession rights, amortization resulting from revaluation of fixed assets and tariff deviations in the electricity business that are not deductible for income tax purposes. Our effective tax rate was 44.8% in 2003, compared with 59.7% in 2002. The effective tax rate in 2003 reflects impairment charges relating to Brazil that were not tax deductible while the 2002 effective tax rate reflects higher charges relating to the write-off of our investment in ONI Way that were not tax deductible. For more information on provision for income taxes, you should read note 35 of our consolidated financial statements.

Provision for deferred income taxes

Deferred income taxes are recognized in our consolidated financial statements in accordance with International Accounting Standard 12. Our provision for deferred income tax is determined, using the balance sheet liability method, on the temporary differences between the book values of assets and liabilities and their respective taxable bases. The taxable base of assets and liabilities is determined so as to reflect the consequences of taxation resulting from the way in which we expect, on the balance sheet date, to recover or to pay the recorded amount of our assets and liabilities. In determining deferred tax, the rate used is the one in effect or otherwise applicable on the balance sheet date. Recognized deferred tax assets are reduced to the recoverable amount that can be compensated against future expected profits. In 2003, our provision for deferred income taxes amounted to a € 43.7 million benefit, whereas in 2002 the provision for deferred income taxes amounted to a € 0.6 million charge. This difference is mainly explained by the fact that in 2002 we booked the deferred tax effect of a charge, in the amount of € 29.6 million, related to the capital gain arising from the acquisition of the Escelsa U.S. dollar bonds below par value; and we also experienced a € 5.6 million decrease in the deferred income tax charge related to tariff deviations in the electricity business in Portugal. This difference is also explained by the fact that in 2003 we booked the deferred tax effect of a benefit, in the amount of € 8.3 million, related to an extraordinary provision for the investments in Brazil and Cape Verde and associated contingencies.

Consolidated net profit

As a result of the factors discussed above, our consolidated net income for 2003 increased 13.7% to € 381.1 million from € 335.2 million in 2002.

2002 COMPARED WITH 2001

Revenues

Our total revenues in 2002 increased by 13% to € 6,386.6 million from € 5,650.4 million in 2001, due primarily to the beginning of the proportional (40%) consolidation of Hidrocantábrico (since June 2002) and the full consolidation of Escelsa and Enersul (last three months of 2002). These companies were equity consolidated in 2001. Electricity sales represented approximately 92.0% of our total revenues in 2002 compared with 92.1% of total revenues in 2001.

Sales of electricity. Our total electricity sales in 2002 increased by 13.0% to € 5,876.2 million from € 5,201.3 million in 2001 mainly due to the consolidation effects mentioned above related to Hidrocantábrico, Escelsa and Enersul and to higher sales from our Portuguese electricity activities.

Electricity sales in Portugal from generation and distribution and supply activities, which represented 83.9% of our total consolidated electricity revenues, increased 8.3% to € 4,928.8 million in 2002 from € 4,550.5 million in 2001.

Electricity sales revenues from our distribution and supply activities in Portugal increased 6.7% from € 3,282.5 million in 2001 to € 3,503.4 million in 2002, primarily due to a 2.5% increase in the Portuguese electricity system demand to 36,931 GWh in 2002 from 36,025 GWh in 2001. The 2.5% increase in the Portuguese system demand was mainly due to a normal 3.1% increase in low voltage consumption. Electricity distribution in the PES increased 1.3% to 35,973 GWh in 2002 from 35,505 GWh in 2001, whereas in the Non-Binding Sector, electricity distribution almost doubled to 958 GWh in 2002 from 520 GWh in 2001 due to the fact that some medium voltage consumers opted to become Qualifying Consumers.

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

Electricity sales from our generation activity in Portugal increased 12.4% from € 1,267.9 million in 2001 to € 1,425.4 million in 2002. Approximately 93% of EDP Produção’s generation revenues in 2002 were based on long-term PPAs between each of its binding system power plants and REN as the single buyer for the PES. The PPAs include an energy charge component that remunerates EDP Produção’s plants operating in the PES for fuel consumption incurred in the production of electricity. Given that 2002 was a dry year when compared with 2001, EDP Produção’s thermal power plants were more utilized, resulting in higher fuel consumption and thus higher revenues from the variable component of the PPAs.

The incorporation of seven months of electricity sales from Hidrocantábrico (40%) in 2002 amounted to € 295.1 million. Electricity sales in Brazil increased to € 668.6 million in 2002 from € 690.5 million in 2001, reflecting the beginning of the consolidation of Escelsa and Enersul in 2002 (last three months of 2002), that mitigated the effect on Bandeirante’s accounts of the real devaluation against the euro.

Other sales. Our other sales activities, including sales of steam, ash, information technology products, telecommunications equipment, fixed property and sundry materials, generated revenues of € 112.0 million in 2002 compared with € 98.0 million in 2001. Apart from the impact of the initial consolidation of Hidrocantábrico, which accounted for an extra € 20.0 million in 2002, the biggest contributor to this line item was our telecommunications activities, which other sales increased 51.3% from € 30.9 million in 2001 to € 46.7 million in 2002, as ONI supplied equipment under a major contract. Other sales also include other sales from our generation activity in Portugal that increased 50.9% to € 18.7 million in 2002 from € 12.4 million in 2001 mainly due to Energin, a cogenerator that sells electricity and steam and that began industrial service in late 2001.

Services rendered. Our revenues from services increased 13.5% to € 398.4 million in 2002 from € 351.1 million in 2001. The primary reason for this increase was the increased contribution of our telecommunication subsidiaries’ due to a significant growth of both voice and data services that benefited from the gradual liberalization of short-distance calls (local traffic) in Portugal and from a significant growth in ISP traffic, respectively. The increase in revenues from services provided relating to our information technology activities was due to the continued participation of Edinfor Group companies in the development and installation of SAP-related projects. Revenues from services provided by the electricity activity in Portugal increased 48.7% in 2002 to € 51.3 million from € 34.5 million in 2001, mainly due to an increase at EDP Energia resulting from the ongoing liberalization process in Portugal. Services provided in Spain by Hidrocantábrico contributed € 6.2 million in 2002, following its initial seven-month 40% consolidation of the company.

Operating costs and expenses

Our total operating costs and expenses amounted to € 5,737.9 million in 2002, up 15.3% from € 4,976.8 million in 2001. This increase is due to the consolidation of Hidrocantábrico, Escelsa and Enersul for the first time in 2002 and to higher electricity purchases from our Portuguese electricity distribution and supply activities.

Hidrocantábrico contributed € 283.3 million in 2002 (seven months at 40% proportional consolidation), while Escelsa and Enersul contributed € 85.6 million in 2002 (three months full consolidation).

In addition to consolidation effects relating to Hidrocantábrico, Escelsa and Enersul, the increase in total operating costs and expenses resulted from higher fuel costs at EDP Produção, following a dry year in which hydro generation was reduced in favor of thermal power, higher electricity purchases at EDPD, due to an increase in electricity demand, and higher costs at ONI due to an increase of the company’s activity in 2002. These effects more than offset Bandeirante’s lower operating costs that resulted from the Brazilian real depreciation against the euro.

As a percentage of revenues, total operating costs and expenses increased to 89.8% in 2002 from 88.1% in 2001 due primarily to the increased costs of purchased electricity and fuel.

Raw Materials and Consumables. Our raw materials and consumables costs increased by 19.8% to € 3,687.1 million in 2002 from € 3,078.9 million in 2001, due primarily to increased costs of purchased electricity. Raw materials and consumables in 2002 include contributions of € 195.6 million from Hidrocantábrico and € 58.6 million from Escelsa and Enersul, in addition to higher fuel costs, resulting from increased utilization of thermal generation, and to higher electricity purchases.

Our costs of purchased electricity increased 19.1% to € 3,005.5 million in 2002 from € 2,524.3 million in 2001 due to the initial consolidation of Hidrocantábrico, Escelsa and Enersul and to higher costs of electricity purchases from our distribution and supply activities, following an increase of the average tariff charged on power purchased from REN.

Costs of purchased electricity from our generation and distribution and supply activities in Portugal represent 81% of our total electricity purchases in 2002.

Costs of purchased electricity from our generation activity in Portugal increased € 33.6 million to € 37.3 million in 2002 due to an increase in electricity purchases by small hydro power plants operating in the Non-Binding Sector as 2002 was a dry year and these producers are permitted to purchase electricity, up to their installed capacity, in order to satisfy electricity procurements in the Non-Binding Sector.

Costs of purchased electricity from our distribution and supply activities increased 15.8% to € 2,386.4 million in 2002 from € 2,060.3 million in 2001 due both to a 13.6% increase in the average tariff charged on electricity purchased from REN, resulting from an increase in fuel prices, and a 2.5% increase in electricity consumption. For more information on these purchases of electricity, you should read “Item 4. Information on the Company—Portugal—Electricity System Overview—The Independent Electricity System” and “—Competition.”

In Spain, cost of purchased electricity at Hidrocantábrico, which was fully consolidated for the first time in 2002, amounted to € 154.1 million.

Electricity purchases in Brazil decreased 2.2% to € 486.5 million in 2002 from € 497.4 million in 2001. Escelsa and Enersul, which were fully consolidated for the first time in 2002, contributed € 57.5 million to electricity purchases in Brazil in 2002. The decrease in electricity purchases in Brazil in 2002 partly resulted from the depreciation of the Brazilian real against the euro.

Our fuel costs increased by 23.4% to € 465.5 million in 2002 from € 377.2 million in 2001, reflecting, on the one hand, the general rise in fuel prices, the effects of which were felt to a lesser extent in 2001, and, on the other hand, higher fuel utilization associated with a greater use of thermal generation due to a dry year. Consequently, there was an increase in fuel oil (which is more expensive than coal) in the fuel consumption mix. In 2002, the hydro account decreased by € 63.4 million to € 324.1 million, which decrease includes € 76.1 million charged by REN. In 2001 the hydro account increased by € 22 million to € 387.5 million. This difference was primarily a result of 2002 having been a dry year (hydro coefficient of 0.76), while 2001 was a wet year with a (hydro coefficient of 1.19). To learn more about the effect of hydrological conditions on our business, you should read “Item 4. Information on the Company—Portugal—Generation.”

The level of reference of the hydro account was € 387.5 million for 2002, 2001 and 2000. In 2002, the hydro account did not exceed the reference level, hence we did not record the excess in non-operating income in 2002. In 2001, the hydro account exceeded the reference level, causing a surplus of € 47.5 million that was recorded by us as non-operating income in 2001.

In 2002, Hidrocantábrico’s fuel costs totaled € 39.3 million, following the initial 40% consolidation of the company.

The major components of our costs for other materials are costs of cables, meters, transformers and other goods for resale, included under the item “Raw materials and consumables – Other materials”. These costs increased 21.8% to € 216.0 million in 2002 from € 177.4 million in 2001. A majority of these costs are credited to “Own work capitalized” and the remainder is applied to maintenance of the transmission and distribution networks. See “—Own work capitalized.”

Costs for other materials from generation, distribution and supply activities in Portugal represent 39.1% of our costs for other materials. Costs for other materials from our generation activity in Portugal increased 12.0% in 2002 to € 4.4 million from € 3.9 million in 2001. Costs for other materials from distribution and supply activities decreased 25.5% in 2002 to € 80.1 million from € 107.5 million in 2001 because costs with materials were abnormally low due to stocks write-offs.

Costs of other materials in Spain from Hidrocantábrico were € 2.2 million in 2002, reflecting the effect of new consolidations in 2002.

In Brazil, considering only Bandeirante, costs of other materials remained stable at € 2.9 million in 2002. Escelsa and Enersul contributed € 1.1 million in 2002.

Costs of raw materials and consumables in our telecommunications activities represented 24.7% of our costs of other materials in 2002. These costs increased € 32.7 million to € 53.4 million in 2002 primarily due to increased costs at ONI Way.

Costs of raw materials and consumables in our information technology activities decreased 7.4% to € 31.6 million in 2002 from € 34.2 million in 2001, reflecting a 9.3% decrease in sales as EDINFOR focused its activity on services rather than equipment.

Personnel costs. Personnel costs, which consist mainly of wages and salaries and social security and pension fund contributions, increased 5.5% to € 624.8 million in 2002 from € 592.0 million in 2001. This increase was primarily due to the inclusion of seven months of Hidrocantábrico’s personnel costs amounting to € 18.3 million and, to a lesser extent, the consolidation of three months of Escelsa and Enersul personnel costs, amounting to € 7.8 million.

Personnel costs in the Portuguese electricity business increased 3.7% to € 500.1 million in 2002 from € 482.1 million following the 3.4% average salary increase. As a percentage of total personnel costs, electricity business in Portugal decreased to 80.0% in 2002 from 81.4% in 2001. Personnel costs in generation increased 5.4% to € 119.6 million in 2002 from € 113.5 million in 2001. Personnel costs in distribution and supply activities increased 3.2% to € 380.6 million in 2002 from € 368.6 million in 2001.

In Brazil, considering only Bandeirante, personnel costs decreased 27.6% to € 31.8 million in 2002 from € 43.9 million primarily due to the depreciation of the real against the euro in 2002.

Personnel costs in our telecommunications activities in 2002 increased 18.0% to € 89.7 million from € 76.0 million, mainly due to costs incurred with the UMTS project, which was discontinued by the end of 2002.

Personnel costs in our information technology activities increased 15.4% to € 75.5 million in 2002 from € 65.4 million following the increased demand for information technology services provided by EDINFOR.

Depreciation and amortization. Depreciation and amortization increased to € 739.5 million in 2002 from € 664.7 million in 2001. The consolidation of Hidrocantábrico in 2002 contributed € 26.9 million while Escelsa and Enersul contributed € 7.9 million.

Depreciation and amortization in the Portuguese electricity business increased 1.6% to € 561.9 million in 2002 from € 553.0 million (as a percentage of our total depreciation and amortization charges, it decreased to 76.0% in 2002 compared to 83.2% in 2001). In generation there was an increase in depreciation and amortization of 1.4% to € 228.2 million in 2002 from € 225.2 million in 2001. In distribution and supply activities the depreciation and amortization charges increased 1.8% to € 333.6 million in 2002 from € 327.8 million in 2001.

In Brazil, considering only Bandeirante, the depreciation and amortization charges decreased to € 26.3 million in 2002 from € 35.8 million in 2001 primarily due to the depreciation of the real against the euro in 2002.

Depreciation and amortization charges in telecommunication activities increased 36.8% in 2002 to € 66.9 million from € 48.9 million in 2001 following the increase in 2002 of the investment level associated with the fixed line business.

Depreciation and amortization charges in information technology activities increased € 1.1 million to € 18.9 million in 2002 from € 17.8 million in 2001.

Supplies and services. The cost of supplies and services increased by 3.7% to € 675.1 million in 2002 from € 651.2 million in 2001, due primarily to the inclusion of seven months of Hidrocantábrico and three months of Escelsa and Enersul. Hidrocantábrico contributed € 41.1 million while Escelsa and Enersul contributed € 8.4 million.

External supplies and services in the Portuguese electricity business decreased 1.2% to € 282.1 million in 2002 from € 285.5 million in 2001 (and as a percentage of the consolidated supplies and services decreased to € 41.8% in 2002 from 43.8% in 2001). Supplies and services in generation increased 4.8% to € 73.0 million in 2002 from € 69.6 million in 2001 mainly due to a non-recurring cost with SAP information system charged by EDINFOR and the invoice by our shared services company, EDP Valor, of services that were previously performed in EDP Produção.

Supplies and services in distribution and supply activities decreased 3.1% to € 209.2 million in 2002 from € 215.9 million in 2001 due to the positive results of the cost cutting program implemented at the beginning of 2002.

In Brazil, considering only Bandeirante, supplies and services decreased 23.9% to € 27.7 million from € 36.4 million primarily due to the depreciation of the real against the euro in 2002.

Costs of supplies and services in our telecommunication activities increased 34.1% to € 293.7 million in 2002 from € 219.1 million in 2001 due to an increase in ONI’s activity. Despite this increase, supplies and services increased at much slower pace than revenues following the cost-cutting program implemented in late 2001.

Costs of supplies and services in our information technology activities increased 14.4% to € 75.1 million in 2002 from € 65.7 million in 2001 following the increased demand for information technology services provided by EDINFOR.

Own work capitalized. Own work capitalized consists of amounts that correspond to costs related to our costs of personnel and materials and other external supplies and services incurred for projects under construction that are capitalized and will be amortized in future periods. These amounts generally consist of consumption of materials, direct internal costs, general administrative overheads and financial charges. Own work capitalized increased to € 241.8 million in 2002 from € 232.5 million in 2001.

Own work capitalized at the Portuguese electricity business represented 77.7% in 2002 of our total own work capitalized compared to 76.4% in 2001. In 2002, it increased 5.8% to € 188.0 million from € 177.7 million in 2001. Own work capitalized in generation increased to € 26.2 million in 2002 from € 23.9 million in 2001 following the investments in TER CCGT and Venda Nova II hydro power plant. Own work capitalized in distribution and supply activities increased 5.2% to € 161.8 million in 2003 from € 153.8 million primarily related to higher investments in the distribution grid.

The consolidation of the last seven months of Hidrocantábrico in 2002 contributed € 2.7 million to our own work capitalized.

A table setting forth the components of Own work capitalized for the past three years is provided in note 30 to the consolidated financial statements.

Concession and power-generation rents. Concession and power-generation rental costs increased in 2002 to € 158.2 million from € 149.1 million in 2001. The 6.1% increase in concession and power-generation rental costs between 2001 and 2002 is primarily due to the increase in the average concession fee paid to the Portuguese municipalities, from 6.75% to 7.00% on average on previous year’s sales, and the 5.4% increase in low voltage, special low voltage and public lighting sales.

Provisions. Provisions decreased to € 100.6 million in 2002 from € 116.0 million in 2001, primarily due to a decrease in provisions for pension liabilities, which was partly offset by an increase in provisions for healthcare liabilities. This line item is discussed in note 31 to the consolidated financial statements.

Until the end of 2002, increases in provisions for doubtful accounts were reflected in our consolidated statements of income in the line item “Provisions” and were included in the determination of operating income while decreases were included in the line item “Other non-operating expenses (income), net” below the operating income. Provisions for doubtful accounts accounted for € 24.4 million in 2002 and € 20.5 million in 2001. These line items are discussed below and in notes 8, 31, and 34 to the consolidated financial statements.

Other operating expenses / (income). This item primarily includes taxes other than income taxes and other operating income (net), which decreased to a € 5.7 million income in 2002 from a € 42.5 million income in 2001. This decrease was due to a reduction in supplementary gains, which consists of reimbursements received for out-of-pocket expenses incurred and is charged to third parties related to information technology and telecommunications services. For more information on these expenses, you should read note 32 to the consolidated financial statements.

Operating margin

As a result of the factors discussed above, our operating margin decreased by 3.7% to € 648.7 million in 2002 from € 673.5 million in 2001. In our core electricity business in Portugal our operating margin decreased 8.6% to € 650.3 million in 2002 from € 711.6 million in 2001, primarily due to the regulator’s tariff cuts on the use of the distribution grid and commercialization tariffs following the last regulatory review, which was effective as of January 2002. In 2002 Hidrocantábrico contributed € 38.1 million to our operating margin. In Brazil, Bandeirante’s operating margin decreased 28.6% to € 46.1 million in 2002 from € 64.6 million in 2001 mainly due to the depreciation of the real against the euro, while Escelsa and Enersul contributed € 15.2 million in 2002 to our operating margin. In our telecommunication activities, operating margin decreased 14.0% to a loss of € 154.8 million in 2002 from a loss of € 135.9 million in 2001 due to costs incurred with the UMTS project. Operating margin in our information technology activities increased 14.2% to € 35.6 million in 2002 from € 31.1 million in 2001 following the increased demand for information technology services.

Interest and related income/(expenses), net

Our net interest expenses increased to € 222.8 million in 2002 from € 205.3 million in 2001 (but decreased as a percentage of our total revenues to 3.5% in 2002 compared to 3.6% in 2001). This increase was primarily due to a net expense related to interest of € 283.1 million in 2002 compared to € 214.7 million in 2001, due primarily to an increase in our average debt level that was partially offset by the lower interest rates.

Other non-operating income/(expenses)

We had other non-operating expenses of € 138.9 million in 2002 compared with other non-operating income of € 126.0 million in 2001 primarily due to a € 222.8 million net loss in 2002 related to net provisions movements. In 2001, we recorded non-operating income of € 47.5 million related to the hydrological correction mechanism.

We recorded an income item of € 71.8 million in 2002 compared to € 63.9 million in 2001 for the portion of depreciation due primarily to new electricity connections made in prior years that were financed largely with customer payments. We record the amount of these payments initially as deferred income and as the assets are depreciated over 30 years, a portion of the amount is taken into income and offset by a corresponding charge.

We recorded a net loss of € 222.8 million in 2002 related to net provisions movements compared to a net loss of € 41.1 million recorded in 2001. The net loss recorded in 2002 reflects the write off of ONI Way, following the discontinuation of the UMTS project that ONI Way was developing. For more information on net movement of provisions you should read note 31 to the consolidated financial statements.

Provision for income taxes

Our provision for income taxes is determined on the basis of the estimated taxable income for the period. Income taxes provided for in 2002 were € 171.2 million compared with € 244.0 million in 2001. The reference income tax rate in Portugal was 30% in 2002, compared with 32% in 2001 and 2000. In addition, a municipal surcharge of up to 10% of the base rate is typically levied by the municipality in which income is earned. Our effective tax rate is different from the reference income tax in Portugal each year due to permanent differences arising mainly from amortization of the goodwill and concession rights, amortization resulting from revaluation of fixed assets and tariff deviations in the electricity business that are not deductible for income tax purposes. Our effective tax rate was 59.7% in 2002 compared with 41.1% in 2001, primarily due to the fact that the negative impact of the ONI Way write-off following the discontinuation of its UMTS operations in 2002 was not tax deductible. For more information on the provision for income taxes, you should read note 35 of our consolidated financial statements.

Provision for deferred income taxes

Deferred income taxes are recognized in our consolidated financial statements in accordance with International Accounting Standard 12. Our provision for deferred income tax is determined, using the balance sheet liability method, on the temporary differences between the book values of assets and liabilities and their respective taxable bases. The taxable base of assets and liabilities is determined so as to reflect the consequences of taxation resulting from the way in which we expect, on the balance sheet date, to recover or to pay the recorded amount of our assets and liabilities. In determining deferred tax, the rate used is the one in effect or otherwise applicable on the balance sheet date. Recognized deferred tax assets are reduced to the recoverable amount that can be compensated against future expected profits. In 2002, our provision for deferred income taxes amounted to a € 0.6 million charge, whereas in 2001 the provision for deferred income taxes amounted to a € 41.1 million benefit. This difference is mainly due to the additional charge, in 2002, of € 13.3 million related to the tariff deviation of the electricity business and to the deferred tax effect of a charge, in the amount of € 29.6 million, related to the capital gain arising from the acquisition of the Escelsa U.S. dollar bonds below par value. The remaining differences are mostly explained by tax losses brought forward regarding ONI and Brazil.

Consolidated net profit

As a result of the factors discussed above, our consolidated net profit for 2002 decreased 25.6% to € 335.2 million from € 450.8 million in 2001.

LIQUIDITY AND CAPITAL RESOURCES

We manage and control our funding and treasury activities centrally at the EDP, S.A. level, except with respect to ONI and our businesses in Spain and Brazil. At EDP, S.A., the account balances of our subsidiaries are netted in EDP, S.A.’s accounts and centralized payments are made for the entire EDP Group. In Portugal, there are no legal or economic restrictions on the ability of our subsidiaries to transfer funds to EDP, S.A. Our subsidiaries in Portugal do not enter into their own financing arrangements except for our cogeneration subsidiary, EDP Cogeração, which finances some of its own projects, ONI and EDINFOR.

Our primary source of liquidity is cash generated from operations. Net cash provided from operating activities was € 1,773.6 million in 2003, compared with € 897.7 million in 2002 and € 1,221.2 million in 2001.

Total cash and equivalents, net of bank overdrafts, at December 31, 2003 were an overdraft position of € 308.4 million compared with an overdraft position of € 407.3 million at December 31, 2002 and an overdraft position of € 468.5 million at December 31, 2001. Cash and cash equivalents are held in euros.

Net cash used in investing activities was € 529.1 million in 2003, compared with € 1,141.4 million in 2002 and € 1,243.0 million in 2001, representing a 53.6% decrease in 2003 and an 8.2% decrease in 2002. The decrease in 2003 compared with 2002 reflects our sale in 2003 of our investment in Iberdrola and Hidrocantábrico’s acquisition of Naturcorp and, in 2002, our acquisition of Hidrocantábrico. The decrease in 2002 compared with 2001 reflects the fact that although investment in the acquisition of subsidiaries (mainly Hidrocantábrico) was higher than in the previous year, this was offset to a greater extent by the proceeds from divestments and income from investments and dividends.

Net cash used in financing activities was € 1,118.6 million in 2003 compared with net cash from financing activities of € 297.2 million in 2002 and net cash used in financing activities of € 96.1 million in 2001. The increase in net cash used in financing activities in 2003 was mainly due to debt reduction, partially resulting from the liquidity achieved by the sale of our investment in Iberdrola. The increase in net cash from financing activities in 2002 was due to the issuance of new medium and long-term debt during 2002.

As of December 31, 2003, EDP, S.A. had available committed credit facilities of € 1,446 million and a fully underwritten € 350 million commercial paper program. Of these short-term credit facilities, € 600 million corresponds to a syndicated revolving credit facility expiring in August 2004, which we intend to replace with a new 5 year credit line, and € 700 million corresponds to a credit line facility negotiated in March 2003 to be used primarily as a back-up facility for our euro commercial paper program of € 1,000,000,000, signed in April 2001. The facility expires in March 2006, or in March 2008 if we decide to exercise the two-year extension option. These credit lines permit drawings of one, two, three and six months at agreed margins over the euro interbank offered rate, or Euribor, based on a rating grid. Management believes that the combination of these negotiated credit lines and commercial paper programs provides an adequate source of liquidity for our operations. Our credit facility agreements do not impose financial ratio requirements and events of default clauses are not based on credit rating, so that their availability is not impacted by downgrades or declines in financial ratios or other measures of financial performance.

Our consolidated indebtedness, including bonds, long-term bank loans, commercial paper and bank overdrafts, was € 7,492.7 million at December 31, 2003 compared with € 7,994.1 million at December 31, 2002 and € 5,799.1 million at December 31, 2001. As part of the strategy of extending the average life of our debt portfolio, in March 2003, we issued € 150 million of bonds with a 10-year term, which was placed with a single domestic investor. As of December 31, 2003, debt at EDP, S.A. and EDP Finance B.V. amounted to € 5,356.2 million, corresponding to 71.5% of our total debt. Our debt management guidelines continue to be focused on controlling financial costs and reducing our exposure to foreign exchange risk.

In 2000, the reduction of the Portuguese government’s ownership to less than a majority interest in our shares and the reduction of our ownership interest to less than a majority interest in REN’s shares triggered provisions in some of our debt agreements that provide specified remedies for creditors including provisions in two of our domestic bond issues that permitted bondholders to seek our redemption of the bonds. Under one of these domestic bond issues, a provision was triggered giving bondholders the right to call a meeting of bondholders for the purpose of proposing modifications to the terms of the bond. A meeting was called and, because we did not accept the modifications proposed, bondholders had the right to, within 30 days, require redemption of their bonds. As a result, we were required to redeem € 125,000,000 of this € 150,000,000 issue at par on July 18, 2001. With respect to the other domestic bond issue, a provision was triggered giving bondholders the right to redeem their bonds at any time, and as of June 4, 2004 we had redeemed € 236,938,299 of this € 250,000,000 issue at par. We have effectively refinanced the portion of our debt represented by these domestic bonds through a bond issue in March 2001 under our MTN program. In 2000, our MTN program was amended to prevent the REN transaction from triggering any remedies for bondholders of the € 1,000,000,000 issue maturing in 2009. As a result of this amendment, the annual interest rate of this issue increased from 6.00% to 6.40%. We obtained or reached agreement on amendments to or waivers of applicable provisions in all of our other debt agreements.

At December 31, 2003, the weighted average interest rate of our indebtedness at EDP, S.A. and EDP Finance B.V. was 3.58%, compared with 3.67% at December 31, 2002. At December 31, 2003, total debt held by EDP, S.A. and EDP Finance B.V. was denominated in euros (or hedged using cross currency swaps), and we therefore do not have currency exchange rate risk relating to this debt. At December 31, 2003, approximately 68% of our total long-term indebtedness at EDP, S.A. and EDP Finance B.V. carried a floating rate, but was hedged against interest rate risk through collar structures. At December 31, 2002, approximately 72.7% of our total long term indebtedness carried a floating rate, the weighted average interest rate of which was 3.47%.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our contractual obligations and commercial commitments consist primarily of credit facilities, as described above. The following table provides details regarding EDP’s contractual and commercial obligations subsequent to December 31, 2003:

Payments Due and Amount of Commitment by Expiration Period

(EUR millions)

	Total	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	Thereafter
Long-term debt	5,913.6	–	606.1	924.6	903.5	721.9	2,757.5
Short-term debt	1,579.1	1,579.1	–	–	–	–	–
Total contractual cash obligations	7,492.7	1,579.1	606.1	924.6	903.5	721.9	2,757.5

Guarantees	584.2	293.9	14.4	0	53.9	0	222.0

TOTAL	8,076.9	1,873.0	620.5	924.6	957.4	721.9	2,979.5

We believe that cash generated from operations and existing credit facilities is sufficient to meet present working capital needs. We currently expect that our planned capital expenditures and investments will be financed from internally generated funds, existing credit facilities and customer contributions, which may be complemented with medium- or long-term debt financing and equity financing as additional capital expenditure requirements develop. For more information on our planned capital expenditures you should read “Item 4. Information on the Company–History and Business Overview—Group capital expenditures and investments.”

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

At December 31, 2003, our accrued pension and medical benefit liabilities were € 562.3 million compared with € 608.2 million at December 31, 2002 and € 683.9 million at December 31, 2001. The provisions for medical benefits and pensions in 2003 were € 412.6 million and € 149.6 million, respectively, amounting to € 562.3 million in total, compared with € 396.7 million and € 211.5 million, respectively, in 2002, amounting to € 608.2 million in total, and € 377.9 million and € 305.9 million, respectively, in 2001, amount to € 683.9 million in total. We expect to fund pension fund liabilities from our internal resources.

INFLATION

Inflation in Portugal, as measured by changes in the Portuguese CPI, averaged 3.3%, 3.6% and 4.4% in 2003, 2002 and 2001, respectively. During the period from 1993 through 2003, changes in the Portuguese CPI averaged 3.7% per annum, ranging from a high of 6.7% in 1993 to a low of 2.2% in 1997.

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

PORTUGUESE GAAP COMPARED WITH U.S. GAAP

Our financial statements have been prepared in accordance with Portuguese GAAP, which varies in certain significant respects from U.S. GAAP. The principal differences between Portuguese GAAP and U.S. GAAP as they relate to us concern:

•	the revaluation of fixed assets, as discussed above under “Inflation”;

•	the capitalization of overheads and foreign exchange differences in connection with the construction of fixed assets;

•	the capitalization of research and development costs, advertising costs, maintenance and repair, and reorganization costs;

•	the hydrological correction account;

•	the deferral of certain costs, profit distributions to management and employees and employee termination benefits;

•	the accounting for employee retirement benefits;

•	the reversal of allowances for certain doubtful accounts;

•	the capital treatment of contracts for the purchase of capacity and electricity;

•	the accounting for investments, including REN;

•	the accounting for the sale proceeds from the disposal of REN;

•	the accounting for joint venture returns, namely Hidrocantábrico;

•	the accounting for derivative instruments;

•	the depreciation of goodwill;

•	the tariff adjustments and other regulatory assets;

•	guarantees; and

•	income taxes.

We include in the cost of assets constructed for our own use a portion of our general and administrative overhead. Assets constructed prior to 1995 also include the net foreign exchange differences, both gains and losses, which resulted from loans denominated in non-escudo currencies contracted to fund the capital expenditures. Under U.S. GAAP, these amounts are included in income in the period incurred.

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

As part of our profit sharing plan, we customarily distribute a portion of net profit to management and employees. Under Portuguese GAAP, this distribution is reflected in the period in which formal shareholder approval is obtained and is recorded as a reduction of retained earnings or other reserves. U.S. GAAP requires that these distributions be recorded as compensation expense in the period they are earned.

We and some of our subsidiaries have pension obligations, in connection with both defined benefit and defined contribution plans, and also have medical benefits for retired employees. Costs for defined contribution plans are expensed when incurred. Accumulated obligations and annual expenses for medical benefits and defined benefit pension plans are determined on actuarial basis. We adopted this policy by implementing IAS 19 in 1999. For the U.S. GAAP reconciliation, we use SFAS 87 and SFAS 106 as from 1995. Thus, differences in accounting for these obligations generally originate from the date of determination of the transition obligation (1989 for U.S. GAAP purposes and 1996 for Portuguese GAAP purposes) and the assumptions relating the adherence rate to the early retirement plan for the period 1999-2003, as well as for the recognition of the additional pension minimum liability.

We reached agreements with several municipalities on the terms for the future settlement of various old accounts receivable, which under Portuguese GAAP and U.S. GAAP were fully provided in the past. We reversed a portion of the allowance for doubtful accounts related to these old accounts receivable in 1999 and 2000, but not after those periods. Under U.S. GAAP, the benefit from the recovery of these accounts receivable may only be recorded when the amounts are actually received.

We constructed and sold the Pego and Tapada de Outeiro power plants in 1993 and 1998, respectively. Before 1999, at the time of the sales, REN signed PPAs with the producers in the Binding Sector by which the capacity and electricity of the plants were fully contracted to the Binding Sector represented by REN. Under the PPAs, REN is required to make specified minimum payments whether or not it is able to take delivery of the electricity. As permitted under Portuguese GAAP, REN recorded the sales of the power plants and it also recorded the minimum contracted payments as an expense of the respective periods. U.S. GAAP would require the sales to be treated as sale lease-back transactions and the power purchase agreements to be recorded as capital leases. Prior to the sale of REN to the Portuguese government, the contracts with Tejo Energia and Turbogás were recorded in this manner. Currently, the most relevant PPAs are those that REN has entered into with CPPE power plants.

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

Our 40% holdings in the voting rights of Hidrocantábrico plus the existing shareholders’ agreement allowed the investment to be consolidated as a joint venture on a proportionate basis under Portuguese GAAP. Under U.S. GAAP this investment would be accounted for under the equity method. Hidrocantábrico’s shareholders equity and net income have been adjusted to U.S. GAAP before applying the equity method to our accounts.

Until 2002, derivative financial instruments were not recognized in the financial statements under Portuguese GAAP. Under U.S. GAAP, derivative financial instruments would be recognized in the balance sheet at market value. For instruments that do not qualify for hedge accounting under FAS 133, as implemented on January 1, 2001, the movements in the market value are included in our net profit. Upon adoption of FAS 133 on January 1, 2001, no transition adjustment was recorded as all derivatives existing at that date were previously recorded at fair market value in the balance sheet for U.S. GAAP. The derivative financial instruments held by us at December 31, 2000, 2001 and 2002 were not designated hedges and thus movements in their fair value would be recognized in net income. As of the date of our adoption of IAS 39 in 2003, in our Portuguese GAAP consolidated financial statements derivative financial instruments are recognized in our consolidated balance sheet at market value, and those that do not quality for hedge accounting are included in our net profit.

From January 1, 2002, U.S. GAAP requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives are not amortized but are tested for impairment annually. Concession rights continue to be amortized, as these are intangible assets with finite lives. Goodwill amortization charged to the consolidated profit and loss account was adjusted for U.S. GAAP purposes in the amount of € 11.9 million in 2002 and € 54.4 million in 2003.

Prior to 1999, the sales price of electricity in Portugal was based upon a negotiated price between the government and us. Tariffs were generally based on operating costs incurred during a year associated with average hydrological conditions. However, there were no specific guidelines in place that ensured that we would recover actual costs incurred. On January 1, 1999, and again on January 1, 2002, new tariff regimes were introduced that established formulae for the calculation of the selling price of electricity in Portugal. These tariffs at current market conditions allow us to recover actual costs incurred. However, not all of the criteria necessary to adopt the U.S. GAAP accounting for regulated industries exist. Therefore, U.S. GAAP requirements applicable to regulated industries have not been applied. On January 1, 2002, the regulator implemented alternative revenue programs that allow us to increase tariffs in future periods to recover allowable revenues. Future tariff increases have been recorded in the current year for Portuguese GAAP and are reversed under U.S. GAAP.

Guarantees related to our operations with bank loans and other operational activities that have no accounting recording under Portuguese GAAP must be adjusted and presented as liabilities for U.S. GAAP purposes. These adjusted amounts are related to the purchase of electricity and the receipt of some subsidies from the government.

Under Portuguese GAAP, prior to 1999, it was acceptable to recognize income tax expense based upon the estimated current income tax liability on the current year’s earnings. When income and expense recognition for income tax purposes does not occur in the same period as income and expense recognition for financial reporting purposes, the resulting temporary difference was not considered in the computation of the income tax expense for the period. Under U.S. GAAP, income taxes are provided using the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amount of assets and liabilities and their tax bases. A valuation allowance is provided based on the expected realization of these deferred tax assets.

In 1999, we implemented International Accounting Standard 12 (Revised), Income Taxes, which requires income taxes to be provided for using the liability method and is substantially consistent with the method under U.S. GAAP.

Our net profit in 2003 under U.S. GAAP amounted to € 498.0 million and € 299.9 million in 2002 compared with € 381.1 million in 2003 and € 335.2 million in 2002, respectively, under Portuguese GAAP. Our shareholders’ equity under U.S. GAAP was € 3,497.3 million at December 31, 2003 and € 3,886.3 million at December 31, 2002, compared with € 5,298.0 million and € 5,494.2 million, respectively, under Portuguese GAAP.

See note 39 to our audited consolidated financial statements for the significant adjustments to net income and shareholders’ equity that would have been required if U.S. GAAP rather than Portuguese GAAP had been applied in the financial statements.

IMPACT OF RECENTLY ISSUED U.S. ACCOUNTING STANDARDS

In January 2003, the FASB issued FASB Interpretation No. 46, (FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 was revised in December 2003 and has been interpreted in various FASB staff positions. FIN 46 is effective immediately for all variable interests in variable interest entities (VIE) created after January 31, 2003. For VIEs created before that date, the requirements are effective for us from January 1, 2004. FIN 46 requires certain transitional disclosures to be made immediately if it is reasonably possible that an entity will consolidate or disclose information about VIEs when FIN 46 becomes effective. FIN 46 defines a VIE as an entity where either the total equity investment at risk is not sufficient to permit the entity to finance its activities, without additional subordinated financial support; or the equity investors lack any one of the following: (1) the ability to make decisions about an entity’s activities; (2) the obligation to absorb losses of the entity; or (3) the right to receive residual returns of the entity. VIEs are required to be consolidated by the primary beneficiary, which is the party that absorbs the majority of the entity’s expected losses, expected gains, or both. It is not expected that this standard will have a material impact on our U.S. GAAP financial statements.

In April 2003, the FASB issued SFAS 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. Adoption of this statement has not had a material impact on our U.S. GAAP financial statements.

In May 2003, the FASB issued FAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” FAS 150 is effective prospectively for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. FAS 150 requires that certain financial instruments, previously accounted for as equity, be classified as liabilities. This statement must be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Following adoption of this statement, certain financial instruments have been reclassified from minority interests to liabilities. This statement is not expected to have a material impact on our financial statements.

In December 2003, the FASB issued a revision to SFAS No. 132, Employers’ Disclosures about Pensions and Other Retirement Benefits, which requires enhanced disclosures about our defined benefit pension plans. The revised standard will become effective for our U.S. GAAP financial statements for 2004. Adoption of this statement has not had, and is not expected to have, a material impact on our U.S. GAAP financial statements, although additional disclosures have been added.

In November 2003, the Emerging Issues Task Force (EITF) reached a consensus on certain additional disclosure requirements in connection with holding losses on investment securities (EITF 03-1- The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments). This standard is not expected to have a material impact on our U.S. GAAP financial statements.

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

Under Portuguese law, the board of directors has the power to perform any and all acts necessary or desirable for the furtherance of our purposes, with the exception of any acts that under Portuguese law or our Articles of Association are subject to the express approval of shareholders at a general meeting. Pursuant to our Articles of Association the shareholders may in a general meeting appoint a board composed of an uneven number of members with a minimum of 5 and a maximum of 15 members. One of the directors can be elected separately by a minimum of 10% of the shareholders that voted against the list of proposed directors by, in the same shareholders meeting, voting for a new director that automatically substitutes the last person on the list of proposed directors. Currently, the board of directors consists of a Chairman and twelve other directors elected by a simple majority of the votes cast at a general meeting.

Pursuant to our Articles of Association, which provide that the board of directors may delegate day-to-day management responsibilities to an executive committee composed of an uneven number of directors, the board of directors has appointed an executive committee and established the following guidelines for the executive committee:

•	to globally define our policies on our different areas of activity, the coordination of activities among EDP Group companies, and the management of our holdings; and

•	to submit to the board of directors for a decision only those matters that executive committee finds to be of suitable importance.

The executive committee is not authorized to:

•	appoint new directors,

•	convene general meetings of shareholders,

•	approve our annual report and accounts in order to submit them to a general meeting of shareholders,

•	approve plans and annual or multi-year budgets nor monitor their execution,

•	approve our quarterly accounts,

•	move our principal office, or

•	prepare plans for a merger, spin-off, transformation or sale of our group companies; and

•	hold meetings, as convened by its chairman usually once a week, at which non-Executive Committee members may be present.

The current executive committee was appointed in May 2003, although its composition may change in order to fill vacancies, and is currently composed of the following five directors: Mr. João Talone, our Chief Executive Officer, Mr. Rui Miguel Horta e Costa, Mr. Arnaldo Pedro Figueirôa Navarro Machado, Mr. Jorge Manuel Oliveira Godinho and Mr. Pedro Manuel Bastos Mendes Rezende.

In July 2003, the board of directors created an audit committee composed of three directors. Following the withdrawal of Mr. António de Almeida, the initial President of this committee, Mr. José Manuel Trindade Neves Adelino was appointed President. Mr. Luís Filipe Rolim de Azevedo Coutinho and Mr. António Afonso de Pinto Galvão Lucas are also members of the audit committee. The members of the audit committee are qualified as independent directors under CMVM Regulation no. 11/2003 of December 2, 2003.

The audit committee has, among others, the following main functions:

•	supervises compliance with and proper application of prevailing accounting principles and standards, in conjunction with the work of the Registered Chartered Accountant (Fiscal Único) and of the external auditors;

•	analyzes the quarterly, semi-annual and annual financial information, draws up non-binding initial reports on this information for appraisal by the board of directors, which may include recommendations on the provision of information to shareholders; and

•	submits proposals in connection with the appointment of the external auditor and its remuneration to the board of directors, monitors the activity of the external auditor and checks consistency and adequacy of expenditure with the external auditor and its efficiency.

Our remuneration committee is composed of three members, which are shareholders elected at our general meeting of shareholders, as provided for in Portuguese law and in article 24 of our Articles of Association. This committee has the capacity to determine the remuneration of our board of directors and of our other corporate bodies, including retirement plans. The current members of the remuneration committee are Mr. Vasco de Mello

(Chairman), Mr. Ruy de Albuquerque and Mr. Plácido Pires. Neither the law nor our Articles of Association impose or provide for a charter or regulation to be approved in relation to the organization or activity of the remuneration committee.

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

The term of office of the board of directors is three calendar years, renewable, with the year of election or appointment being considered as a full calendar year. Directors may be removed at any time, with or without cause, by the general meeting of shareholders. Vacancies that occur on the board of directors may be filled by the board, with the term of the new director being coterminous with that of the substituted director. Directors filling board vacancies pursuant to designation by the board of directors must be submitted for ratification at the first general meeting of shareholders subsequent to the substitution. Our directors do not have service contracts with us or our subsidiaries that provide for benefits upon termination of employment. According to its internal regulations, the board of directors must convene once a month, and a majority of directors must be present to constitute a quorum. A director may be represented at a meeting only by another director by proxy given in writing for the meeting in question, and no more than one director can be represented by proxy at a particular meeting. Directors have equal voting rights, and all resolutions of the board of directors are adopted by a majority of the votes cast. The Chairman has the deciding vote in the event of a tie.

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

The members of our board of directors, their principal past affiliations, information on their business experience and principal business activities outside of us and selected other information are set forth below:

Name	Age	Position	Year originally elected
Mr. Francisco de la Fuente Sánchez	62	Chairman	2000
Mr. João Ramalho Talone	52	Chief Executive Officer	2003
Mr. Rui Miguel Horta e Costa	43	Chief Financial Officer	2000
Mr. José Manuel Trindade Neves Adelino	50	Director	2003
Mr. Luis Fernando de Mira Amaral	58	Director	2004
Mr. José Manuel Gonçalves de Morais Cabral	57	Director	2003
Mr. Luis Filipe Rolim de Azevedo Coutinho	43	Director	2003
Mr. Jorge Manuel Oliveira Godinho	51	Director	2003
Mr. António Afonso de Pinto Galvão Lucas
Mr. Arnaldo Pedro Figueirôa Navarro Machado	58	Director	2002
Mr. Vítor Ângelo Mendes da Costa Martins	57	Director	2003
Mr. Pedro Manuel Bastos Mendes Rezende	43	Director	2003
Mr. Paulo de Azevedo Pereira da Silva	43	Director	2003

Mr. Francisco de la Fuente Sánchez is Chairman of our board of directors and has been on our board of directors since January 1997. In addition, Mr. Francisco Sánchez is Chairman of the board of directors of ONI SGPS, member of the board of Hidrocantábrico and member of the Superior Council of Banco Comercial Português. Mr. Francisco Sánchez served as Chairman and CEO of EDP, S.A. between 2000 and 2003, Chairman of EDP Produção and EDPD between 2002 and 2003, and Chairman of EDP Energia and EDP Valor between 2001 and

2003. From 1997 to 1998, Mr. Francisco Sánchez was a member of the board of directors of EN, CENEL, LTE and SLE and between 1998 and 2001, he was Chairman of CERJ and EDP - Cogeração, Vice-Chairman of Bandeirante, and a member of the board of directors of EDP Internacional. Mr. Francisco Sánchez also served as member of the boards of directors of LTE and Hidrotejo from 1994 to 1996. He was General Manager of one of our distribution divisions from 1990 to 1994 and Central Commercial Manager of EDP from 1988 to 1989. He was assistant to our board of directors from 1987 to 1988. Mr. Francisco Sánchez holds a degree in electrotechnical engineering from Instituto Superior Técnico de Lisboa.

Mr. João Ramalho Talone was appointed our Chief Executive Officer in May 2003. In addition Mr. Talone is Chairman of the board of directors of EDP Produção and EDPD and a member of the board of directors of ONI SGPS and Hidrocantábrico. In April 2003, he was elected deputy-chairman of the board of directors of Lusotur. Until 2002, Mr. Talone served as Chairman and CEO of the Executive Board of Directors of Eureko (appointed in September 1999), member of the Board of Directors of BCP—Banco Commercial Português, S.A. (appointed in 1991) and Chairman of Seguros & Pensões (appointed in 1995). In January 2003, by appointment of the Council of Ministers, he was charged with rethinking the corporate strategy of the national energy sector. Between December 2002 and January 2003, he headed the project to terminate IPE — Instituto de Participações do Estado, a state owned company holding the Republic of Portugal’s interests in several of its subsidiaries. Mr. Talone is a member of the Board of Directors of “Association de Génève” (international insurance forum), to which he was elected in June 1995. In 1988-89, he was a guest lecturer at the Universidade Nova de Lisboa in the International Business area. Mr. Talone holds a degree in civil engineering from Instituto Superior Técnico de Lisboa, an MBA from Universidade Nova de Lisboa in association with the Wharton School of Pennsylvania and has completed the Higher Management Course at the National Institute for Industrial Research and the Advanced Management Program at Harvard Business School.

Mr. Rui Miguel Horta e Costa was appointed to our board of directors in May 2000 and re-elected in May 2003. Mr. Horta e Costa is also a member of the boards of directors of Hidrocantábrico, GALP, EDPD, EDP Produção and ONI. Mr. Horta e Costa is also our chief financial officer. He served as Executive Director of UBS Warburg in London from 1995 to 2000, and from 1990 to 1995, he was a member of the board of directors of Grupo Jorge de Mello. Mr. Horta e Costa was Resident Vice-President of Citibank Portugal from 1989 to 1990, and from 1987 to 1989 he served in the positions of Director of Banco Finantia and assistant of the board of directors for the same bank. From 1986 to 1987, he was Account Manager for MDM—Sociedade de Investimentos. Mr. Horta e Costa holds a degree in economics from Universidade Católica Portuguesa, as well as an MBA in management from the University of Minnesota.

Mr. José Manuel Trindade Neves Adelino was appointed to our board of directors in May 2003. He has been a full Professor of Finance at Universidade Nova de Lisboa since 1995. He is also a member of the National Education Council and of the board of the Deposit Insurance Fund, and he belongs to the strategic councils of Portugal Telecom and CTT-Correios de Portugal. He was a non-executive member of the board of Banco Português do Atlântico and has acted as a consultant to several companies and government organizations in his areas of expertise. Mr. Neves Adelino holds a degree in Finance from Universidade Técnica de Lisboa and a graduate degree in Business Administration (DBA) from the Kent State University, USA.

Mr. Luís Fernando Mira Amaral was appointed to our board of directors in 2004. He is presently CEO of Caixa Geral de Depósitos. From 1997 to 1998 he was a member of the European Union Competitiveness Advisory Board and prior to that he was Portuguese Minister of Industry and Energy from 1987 to 1995 and Portuguese Minister of Labor and Social Security from 1985 to 1987. Mr. Mira Amaral was also member of the board of directors of Cimpor and BPI and CEO of Banco de Fomento de Angola. Mr. Mira Amaral holds a degree in electrical engineering from Instituto Superior Técnico and a masters degree in economics from Universidade Nova de Lisboa. He also attended the Graduate School of Business’ Executive Program at Stanford University.

Mr. José Manuel Gonçalves de Morais Cabral was appointed to our board of directors in May 2003. He is also Director of Efacec Capital, SGPS, S.A. and José de Mello Participações II, SGPS, S.A., and Senior Manager of José de Mello Serviços, Lda. From 1995 to 1999, he served as Director and CEO of Lisnave, S.A. Previously, he was Director of IPE, S.A. between 1992 and 1994, and Director of Celbi, S.A. between 1993 and 1995. From 1989 to 1992, he served as Chairman of Air Atlantis, S.A., and between 1970 and 1989, he was Controller and CFO of METAL Portuguesa, S.A. Mr. Morais Cabral holds a degree in Economics from I.S.C.E.F., Lisbon.

Mr. Luis Filipe Rolim de Azevedo Coutinho was appointed to our board of directors in May 2003. He is also Senior Adviser of the Holding of Grupo Abrantina, as well as Professor in Economics at Universidade Nova de Lisboa. Between 1984 and 2002, he served as Senior Advisor at José Bento Pedroso & Filhos, Lda., I.P.E., Grupo V.I/B.T.A., Grupo Abrantina, Bank of Portugal, Lisbon Municipality, Calouste Gulbenkian Foundation Portuguese and Finance Secretary of State. He was a member of the boards of directors of several companies of Abrantina Group and CFO of Valora – Serviços de Apoio à Emissão Monetária. He holds a degree in Management from Universidade Católica Portuguesa and an MBA from Universidade Nova de Lisboa.

Mr. Jorge Manuel Oliveira Godinho was appointed to our board of directors in May 2003. From March 2001 to May 2003, Mr. Godinho was President of the Executive Committee at EDINFOR-Sistemas Informáticos, S.A., and Chairman at Ace-Holding, SGPS, S.A. Between 1998 and 2000 he was Adviser of the Board of Electricidade de Portugal, S.A., Executive Member of the Board of OPTEP and Vice-Chairman of the Board of Optimus. Between 1991 and 1998, Mr. Godinho was Chairman of the Board of Portucel SGPS, Portucel Industrial and Portucel Florestal. From 1985 to 1990, he served as Secretary of State for Fisheries. He was also chairman of the board of directors of Docapesca, deputy-chairman of the Portuguese Industrial Association and member of the Social Security Financial Management Institute, the National Scientific and Technological Research Board, the Forum for Competitiveness, Efacec Capital SGPS, S.A. and the Fund for the Internationalization of the Portuguese Economy. He was Assistant and Senior Lecturer at the Instituto Superior Técnico. Mr. Godinho holds a degree in Engineering from Instituto Superior Técnico and an MBA from Universidade Nova de Lisboa.

Mr. António Afonso de Pinto Galvão Lucas was appointed to our board of directors in 2004. He is presently Chairman of the board of directors of EPM - Sociedade Gestora de Participações Sociais, S.A. and of its subsidiaries Fábrica Cerâmica de Valadares S.A., Valadares España S.A. and CCS – Serviços de Gestão Lda., companies operating in the ceramics sector. Also in this sector, he is Chairman of the board of directors of Secla. Previously, he was manager and director of the CUF Group and SAPEC Group. He was also director of CIP – Portuguese Industry Confederation and is currently the President of APICER – Portuguese Ceramics Association and member of the Superior/Consultive Councils of AEP – Portuguese Entrepreneurship Association, COTEC – Association for Inovation, Forum for Competitiveness and ERSE – Energy Services Regulator. Mr. Galvão Lucas holds a degree in industrial-chemical engineering from Instituto Superior Técnico.

Mr. Arnaldo Pedro Figueirôa Navarro Machado was appointed to our board of directors in May 2002 and he is presently the Chief Executive Officer of EDPD - Energia. Mr. Navarro Machado served as Chief Executive Officer of Sociedade Central de Cervejas from 2000 to 2002. He acted as member of the board of directors of HLC - Engenharia de Gestão e Projectos, S.A. between 1998 and 2000. In the EDP Group he has served as Vice-Chairman of the board of directors of EDP, S.A. from 1992 to 1998, Chairman of the board of directors of MRH - Mudança e Recursos Humanos, S.A. in 1997 and 1998, member and Chairman of the board of directors of INTERNEL - Electricidade de Portugal Internacional, S.A. from 1992 to 1998 and of CPPE, S.A. between 1994 and 1997, member of the board of directors of CERJ from 1996 to 1998, of INVESTCO - Veículo de Investimento de Empreendimento and of Hidroeléctrica do Lajeado in Brazil during 1998, of OPTEP from 1997 to 1998, of Turbogás from 1995 to 1998 and of EDP, S.A. in 1991 and 1992. Prior to this, he has served as member of the Management Council of Sociedade Central de Cervejas from 1988 to 1991, as Chairman of the board of directors of Sociedade da Água de Luso, S.A. during January 1990 and as member of the board of directors of Setenave from 1984 to 1988. Mr. Navarro Machado holds a degree in Naval Engineering from the University of the Stracholyde, Glasgow.

Mr. Vítor Ângelo Mendes da Costa Martins was appointed to our board of directors in May 2003. Mr. Vítor Martins is also Senior Adviser of CITIGROUP, a position that he has held since 1997, as well as a member of the Management Committee of the IEEI - Instituto de Estudos Estratégicos Internacionais, member of the Strategic Board of the “Notre Europe” Jacques Delors Association and member of the Advisory Board of the Forum de Administradores de Empresas. From 1999 to 2002, he was Chairman of Jazztel Portugal, and between 1996 and 2002, he was a member of the Advisory Committee of Public Markets of the European Committee. Previously, he served as Secretary of State for Europeans Affairs from 1985 to 1995. Mr. Vítor Martins holds a degree in Management from ISEG, Lisbon.

Mr. Pedro Manuel Bastos Mendes Rezende was appointed to our board of directors in May 2003. In addition to serving as a member of the board of directors of EDP, he is also serving as President of the Executive Committee of

EDP Produção and Chairman of its subsidiaries, as well as a board member of EDP Energia, EDPD and Hidrocantábrico. Since 1990, Mr. Pedro Bastos Rezende has been a member of The Boston Consulting Group, where he served in the Madrid office until 1995 and in the Lisbon office thereafter. He was elected Partner and Director in May 1997 and has co-led the Lisbon office since then. He was also the local leader of the Energy Practice Area. From 1985 to 1989, he was Head of the Testing Department for VALEO – Clutch Division in Spain. Mr. Pedro Bastos Rezende holds a degree in Industrial Mechanical Engineering from ICAI – Madrid, Spain and an MBA from Insead – Fontainebleau, France.

Mr. Paulo de Azevedo Pereira da Silva was appointed to our board of directors in May 2003. He is also General Manager of BCP – Banco Comercial Português, S.A., Director of LEASEFACTOR S.G.P.S., Chairman of the Board of Directors of BCP LEASING and Director of CREDIBANCO – Banco de Crédito Pessoal. Mr. Paulo Azevedo holds a degree in Economics from the Faculdade de Economia do Porto.

SENIOR MANAGEMENT

We have twenty-five Executive Officers who are in charge of various business and administrative departments at the holding company level of EDP and report directly to the board of directors. Selected information is set forth below for the executive officers in charge of a principal business function.

Name	Age	Year of Appointment	Position
Mr. António Pedro Alfaia de Carvalho	58	2004	General Secretary
Mr. António José Marrachinho Soares	43	1998	Alternate General Secretary
Mr. António José Silva Coutinho	35	2003	Head of Energy Planning Office
Mr. António Manuel Barreto Pita de Abreu	54	2003	General Manager
Mr. António Manuel Neves de Carvalho	54	2000	Head of Environment Office
Mr. António Maria Ramos da Silva Vidigal	54	2003	Head of Risk Management Office
Mr. António Martins da Costa	49	2003	General Manager
Mr. António Pacheco de Castro	45	1994	Head of Iberian Articulation Office
Mr. António Pedro Alfaia de Carvalho	58	1998	Head of Legal Office
Mr. Carlos Alves Pereira	38	2003	Head of Business Analysis Office
Mr. Eugénio André Purificação Carvalho	50	2001	Head of Human Resources Office
Mr. Horácio Manuel Piriquito Casimiro	43	2003	Head of Communication and Image Office
Mr. João Manuel Manso Neto	46	2003	General Manager
Mr. Joaquim Armando Ferreira Silva Filipe	55	2003	General Manager
Mr. Joaquim Pedro de Macedo Santos	50	2003	Head of Brazil Articulation Office
Mr. Jorge Manuel Ribeirinho Soares Machado	60	2003	General Manager
Mr. José Manuel Ferrari Bigares Careto	41	2003	Head of Gas Project
Mr. José Avelino Abreu Aguiar	56	2000	Head of Information Systems Office
Ms. Magda Abdool Magid Vakil	41	1998	Head of Financial Management Office
Ms. Maria Joana Mano Pinto Simões	43	2000	Head of Regulation and Tariff Office
Mr. Miguel Ribeiro Ferreira	36	2003	Head of Planning and Control, Consolidation and Tax Office
Ms. Paula Pinto da Fonseca	43	2003	Head of Quality Office
Mr. Pedro Manuel Carreto Pires João	34	2000	Head of Investor Relations Office
Mr. Stephan Godinho Lopes Morais	30	2003	Chief of Staff, Cabinet of the CEO
Mr. Vitor Manuel Silva Leitão	50	2000	Head of Internal Audit Office
Mr. Vasco Manuel de Castro Coucello	52	2003	General Manager

Mr. António Pedro Alfaia de Carvalho was appointed head of our legal office in May 1998, where he has been a legal counselor since 1979. He also served as our company secretary between July 1997 to July 2000, and again since February 2004 to the present. Mr. de Carvalho holds a law degree from Faculdade de Direito de Lisboa.

Mr. António José Marrachinho Soares has been our alternate company secretary since April 1998. Between 1994 and 2000, Mr. Soares was assistant to the board of directors and the head of the secretariat of the board. Mr. Soares holds a law degree from Faculdade de Direito de Lisboa and post-graduate degree in securities law, as well as a post-graduate degree in public regulation from Universidade de Coimbra–CEDIPRE, Centro de Estudos de Direito Público e Regulação.

Mr. António José da Silva Coutinho was appointed head of energy planning in November 2003. From 1997 to 2003, he has worked as a business consultant for The Boston Consulting Group, focused mainly on the Energy Practice Area. Before joining BCG, he worked for four years in a civil engineering firm as a structural designer. Mr. Coutinho holds a BSc in civil engineering and MSc in Operational Research from Lisbon’s Instituto Superior Técnico.

Mr. António Manuel Barreto Pita de Abreu is currently General Manager of EDP, Chairman of EDINFOR, ACE and MRH, Vice-President of Turbogás, S.A. and Member of the Board of Directors of Electricidade dos Açores, S.A. He was Member of the Board of Directors of EDP (2000-2003), Chairman of EDP Produção and CPPE, Member of the Board of Directors of EDINFOR and EDPD, Chairman of TER, EDP Cogeração and TERGEN, Member of the Board of Directors of 093x (2000-2002), Chairman of REN (2000), Member of the Board of Directors of Sãvida (2000-2001) and MRH (2000-2001), Chairman of Onitelecom (1998-2000), Oni Açores, Onisolutions (1999-2000) and Edinet (1997-1999), Member of the Board of Directors of Optep (1997-1998), Executive Director of REN (1994-1997), Director of DORE-Direcção Operacional da Rede Eléctrica (1991-1994) and had several roles in EDP’s divisions in charge of the Portuguese National Grid (1977-1991).

Mr. António Manuel Neves de Carvalho was appointed head of our environmental office in September 2000. He also served as REN’s director responsible for the systems and equipment department from 1994 to 2000 and as an assistant executive officer in the systems department from 1991 to 1994. Mr. Carvalho holds a degree in telecommunications and electronics engineering from Instituto Superior Técnico de Lisboa.

Mr. António Maria Ramos da Silva Vidigal was appointed Chief Risk Officer in June 2003. Previously, he served as CEO of OniWay, a 3G start-up mobile operator, after having participated as Executive Board Member of Optimus Telecomunicações from the company launch to June 2000. Mr. Vidigal joined the EDP Group in 1976. He was Executive Board Member of EDP, S.A. from 1992 to 1997, and acted as Chairman, CEO or Board Member in subsidiaries encompassing IT, Power Distribution, Power Plant Engineering, Hidro Power Plant Operation and Telecommunications. Mr. Vidigal holds a degree in Power Systems Engineering from Instituto Superior Técnico de Lisboa, and completed complementary studies in Computer Science at Universidade Nova de Lisboa and in Management at AESE in Lisbon.

Mr. António Martins da Costa is currently the CEO of EDP Brazil and Chairman of the Board of Directors of the respective controlled companies of energy generation, distribution and trading. Having started his professional career in 1976 as a lecturer at the University, he joined EDP in 1981 and later, in 1989, moved to the financial sector, assuming the position of General Manager and Executive Board Member of insurance companies, pension funds and asset management operations of Banco Comercial Português (Portugal) and Eureko BC (Holland). Since 1999, he was also the vice-president of the Management Board of PZU (Poland). He holds a degree in Civil Engineering and an MBA from the University of Oporto, and has completed executive education studies at INSEAD (Fontainebleau), AESE (University of Navarra) and Wharton School (Philadelphia, USA).

Mr. António Pacheco de Castro was appointed General Manager in June 2003. He has served as head of strategic planning since September 2000. Between 1997 and 2000, Mr. Castro served as the executive officer responsible for our investor relations office. Mr. Castro also served as an assistant manager of our strategic planning office from 1995 to 1997. Mr. Castro holds a management degree and an MBA from Lisbon’s Instituto Superior de Economia.

Mr. Carlos Alves Pereira was appointed head of the business analysis office in October 2003, after serving as Assistant to the Board of Directors (2002-2003). He served as head of Corporate Finance and Project Finance for Portugal in Argentaria Banca de Inversiones (1996-2002). Prior to that, he worked for 4 years in Jorge de Mello’s Group where he served as Associate Director for the Financial Area of the holding company Nutrinveste (1994- 1996) and as Senior Analyst of Corporate Finance in Incofina. From 1988 to 1990, he was a Financial Analyst at the fund manager company Gestifundo. Mr. Pereira holds a management degree from Lisbon’s Universidade Católica Portuguesa and an MBA from Insead.

Mr. Eugénio André Purificação Carvalho was appointed head of our human resources office in July 2001. He was also head of CPPE’s human resources office between 1998 and 2001. He served as assistant executive officer of REN’s commercial department between 1993 and 1998, and he also served as an electrical engineer in power control systems from 1979 to 1993. Mr. Carvalho holds a degree in telecommunications and electronics engineering from Instituto Superior Técnico de Lisboa, and a post graduate degree in Industrial Management from Lisbon’s Instituto Superior de Ciências do Trabalho e da Empresa.

Mr. João Manuel Manso Neto joined EDP in July 2003 as General Manager. He is a member of the Board of EDP Produção, being responsible for Trading. Before joining EDP, he worked in banking since 1981, mainly in what is now the BCP Group (in Portugal and in Poland), where he was General Manager in charge of several areas, including Treasury and Capital Market and Large Corporate Clients. Mr. Neto holds a degree in economics from Instituto Superior de Economia de Lisboa, a post graduate degree in European economy from Universidade Católica de Lisboa and a masters degree in economics from Universidade Nova de Lisboa. Until 1993, he also taught economics in Universidade Nova de Lisboa.

Mr. Joaquim Armando Ferreira Silva Filipe was appointed General Manager of EDP in June 2003. He is also CEO of Bandeirante Energia since January 2002 and a member of the Boards of Directors of EDP Brazil, Bandeirante Energia, Escelsa, Enersul and Iven. He holds a degree in electrical engineering from the University of Oporto.

Mr. Horácio Manuel Piriquito Casimiro was appointed head of our communication and image office in May 2003. He served as head of corporate communication at GALP between 2001 and 2003. From 1997 to 2001 he was a member of the board of five companies in the Media Capital Group. From 1995 to 2001 he held the senior management position at three publications (Semanário Económico, Valor and Fortunas & Negócios). From 1996 to 2000, he was a member of the board of Rádio Comercial and Rádio Nostalgia. From 1990 to 1991 he was the assistant to the Minister of Finance and the Minister of Agriculture. Mr. Piriquito holds a management degree from Universidade Livre de Lisboa.

Mr. Joaquim Pedro de Macedo Santos was appointed head of the Brazil link office in July 2003 and, since December 2003, he is member of the Board of Directors of Enernova. From 2001 to 2003, he was head of strategic planning in EDINFOR and member of the Board of Directors of subsidiaries Copidata and Mecaresopre. From 1998 to 2001, he was responsible for strategic planning and control in OPTEP and, prior to that, he was head of department in ERSE (1996-1998), head of EDP’s strategic planning department (1994-1996) and, from 1980 to 1994, he had other several experiences in EDP. From 1976 to 1980, he was an electrical and instrumentation specialist in Quimigal. Mr. Santos holds a degree in electrical engineering from Lisbon’s Instituto Superior Técnico and has an MBA from Universidade Nova de Lisboa.

Mr. Jorge Manuel Ribeirinho Soares Machado was appointed General Manager in June 2003. He is Executive Vice-President of EDP Produção, S.A. since July 2001, CEO of CPPE, S.A. since January 2004 and Board Member of EDP Produção EM, S.A. since July 2002. He has been Board Member of CPPE since January 1995 and Chairman of Enernova, S.A. between 1993 and 1995. From 1987 to 1994 he has been Central Planning Manager of EDP. Mr. Machado holds a civil engineering degree from Faculdade de Engenharia da Universidade do Porto and has been professor of the same faculty between 1971 and 1984.

Mr. José Manuel Ferrari Bigares Careto was appointed coordinator of the gas project in May 2003. Prior to that he served as Executive Board Member of OniWay. He also served in the Sonae Group, from 1998 to 1999, as head of the Customers Affairs and Regulatory Affairs Departments of Optimus and, from 1999 to 2000, as Executive Board Member of Novis. From 1989 to 1996, he served as Head of the Studies and Planning Department of ICP – Instituto das Comunicações de Portugal and from 1986 to 1989 as responsible of the planning and statistics area of CTT- Correios de Portugal. Mr. Ferrari Careto holds an economics degree from Universidade Nova de Lisboa.

Mr. José Avelino Abreu Aguiar was appointed head of our information systems office in July 2000. He has also served as an executive officer at EDINFOR since 1991. Mr. Aguiar holds a degree in electrotechnical engineering from Faculdade de Engenharia at Oporto University and a management degree (PADE) at AESE.

Ms. Magda Abdool Magid Vakil was appointed head of our financial management office in July 1998. Between 1994 and 1997, she served as a loan officer in the European Investment Bank in Luxembourg and between 1988 and 1994 as a senior manager of corporate banking in the Royal Bank of Canada in London. Ms. Vakil holds a degree in economics from the University of Kent, Canterbury.

Ms. Maria Joana Mano Pinto Simões was appointed head of our regulation and tariffs office in July 2000. She also served as an assistant director of our strategic planning department from 1998 to 2000. Ms. Simões holds a degree in electrotechnical engineering from Instituto Superior Técnico de Lisboa and has an MBA from Universidade Nova de Lisboa.

Mr. Miguel Ribeiro Ferreira was appointed head of our planning and control, consolidation and tax office in August 2003. From August 2001 to July 2003 he was head of treasury, consolidation, planning and control, accounting and tax issues of Novabase Group. From April 1993 to July 2001 he was responsible for BCP Group’s consolidation and financial reporting. From September 1991 to March 1993, he served as an Audit Junior Staff at Price Waterhouse Audit Department. Mr. Ribeiro Ferreira holds a management degree from Lisbon’s Instituto Superior de Gestão and post-graduate degree in advanced corporate finance from Universidade Católica Portuguesa, Lisbon.

Ms. Ana Paula Pinto Fonseca Morais was appointed as head of our quality office in November 2003. Between July 2000 and June 2003 she was the head of our public relations office. From 1995 through to 1999, she served as the Public Relations Officer for the Portuguese Health Minister and between 1990 and 1995 she held the position of Executive Officer for Marketing and Communication in IAPMEI (Institute of Medium and Small sized companies). Ms. Fonseca holds a degree in sociology from Universidade Nova de Lisboa.

Mr. Pedro Manuel Carreto Pires João was appointed head of our investor relations office in June 2000. From 1999 to 2000, he served as an equity sales manager at BCI in Oporto. He also served as an associate director at Banco Bozano Simonsen in London between 1997 and 1999 and as an equity research associate at Goldman Sachs International in London between 1996 and 1997. Mr. Pires holds a management degree from Lisbon’s Instituto Superior de Gestão and an MBA from the London Business School.

Mr. Stephan Godinho Lopes Morais was appointed Chief of Staff for the CEO in May 2003. During 2002 and 2003 he was a Consultant for the Portuguese government for the Restructuring of the State Holding Company—IPE, and for the Reorganization of the National Energy Sector. In 1999 and 2000 he was a Senior Consultant with Arthur Andersen Business Consulting in London. Between 1996 and 1999 he was a Consultant with Halcrow Management Sciences—London, working on utility privatizations. Mr. Morais holds a degree in civil engineering from Instituto Superior Técnico, Lisbon and an MBA from Harvard Business School.

Mr. Vitor Manuel Silva Leitão is currently head of our internal audit office and was head of our information systems office between 1995 and 2000. He was also an assistant manager in the accounting department from 1990 to 1995. Mr. Leitão holds a degree in mechanical and production engineering from Instituto Superior Técnico de Lisboa and an MBA from Universidade Nova, Lisbon.

Mr. Vasco Coucello was appointed General Manager in June 2003. He has served as head of the unit responsible for the supply to corporate clients in the liberalized market since the beginning of 2000 (EDP Energia). During the 1990s he served as General Manager for Energy in the Portuguese Administration. In the early 1990s he was head of the strategic planning and management information department within the planning directorate of EDP. Internationally, he served as Vice-President of the European Energy Charter Bureau and head of the Standing Group on the Oil Market in the International Energy Agency. Mr. Coucello holds a civil engineering degree from Instituto Superior Técnico and an MBA from Universidade Nova, Lisbon.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Aggregate compensation paid in 2003 by us to our directors and executive officers was approximately € 3.7 million and € 10.8 million, respectively. Our 2003 Portuguese annual report to shareholders includes, for the first time, individual compensation for the chairman of our board of directors and for our chief executive officer.

The amounts of individual compensation disclosed for 2003 relate to the period from May 22, 2003, the date of our 2003 general meeting of shareholders, to December 31, 2003. During this period, we paid € 357,995 to Mr. Francisco Sánchez, Chairman of our board of directors, and € 368,464 to Mr. João Talone, our Chief Executive Officer and Chairman of the executive committee of our board of directors.

SHARE OWNERSHIP

As of December 31, 2003, the directors and executive officers listed in Item 6 as a group owned less than 1% of our outstanding ordinary shares (not including ordinary shares held by any entity with which any of the directors or executive officers are affiliated).

Members of the Board of Directors	Number of Shares*
Mr. Francisco de la Fuente Sánchez	10,373
Mr. João Ramalho Talone	1,905
Mr. Rui Miguel de Oliveira Horta e Costa	3,762
Mr. José Manuel Trindade Neves Adelino	895
Mr. Luis Fernando de Mira Amaral	3,636
Mr. José Manuel Gonçalves de Morais Cabral	715
Mr. Luís Filipe Rolim de Azevedo Coutinho	0
Mr. Jorge Manuel Oliveira Godinho	30,393
Mr. António Afonso de Pinto Galvão Lucas	0
Mr. Arnaldo Pedro Figueirôa Navarro Machado	9,680
Mr. Vítor Ângelo Mendes da Costa Martins	767
Mr. Pedro Manuel Bastos Mendes Rezende	0
Mr. Paulo Azevedo Pereira da Silva	5,986

*	Number of Shares reflects aggregate shares held by Directors and the Directors’ family members.

On July 28, 2003, we acquired 311,095 treasury shares to grant as annual performance bonuses to our management team.

The directors and executive officers listed in Item 6 have also been granted an aggregate of 2,286,250 stock options under our stock option plans. We have adopted two stock options plans:

•	A plan for members of the board of directors, initially comprising a total of 1,750,000 ordinary shares, which were increased to 2,450,000 ordinary shares at the general shareholders meeting on May 10, 2000. This plan is managed by disinterested persons who are not employees of EDP or its subsidiaries.

•	A plan for members of the boards of directors of our operating companies and senior officers of EDP and its subsidiaries comprising a total of 16,250,000 ordinary shares. Awards of options under this plan are determined in the sole discretion of the board of directors of EDP.

Under both plans, the exercise price of each option equals the market price of our stock on the date of grant and an option’s maximum term is 5 years. A summary of the status of our two fixed stock option plans as of December 31, 2002 and 2003, and changes during the years then ended on those dates is presented below:

	Shares available for grant under 1999 option plans	Option activity	Weighted average exercise price
Balance December 31, 2001	16,413,750	—	—
Options forfeited	—	—	—
Options granted	—	—	—
Balance December 31, 2002	16,413,750	2,286,250	3.43
Options forfeited(1)	—	(353,992)	—
Options granted(2)	(980,000)	490,000	—
Balance December 31, 2003	15,433,750	2,422,258	3.36

(1)	Option forfeited includes options not exercised within the required period and option forfeited by departing plan participants.
(2)	The number of options to be granted for 2004 has not yet been determined.

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2003.

Options outstanding	Weighted average exercise price	Weighted average remaining contractual life	Options exercisable
2,422,258	3.36	1.3 years	0

EMPLOYEES

As of December 31, 2003, we had 17,618 employees in active service, of which approximately 439 held senior managerial positions, taking into account employees of EDP in Portugal in addition to employees of EDINFOR, EDP Brazil and Hidrocantábrico. In recent years, we have pursued a policy in our core electricity business of staff reductions and workforce rationalization, which has resulted in a steady reduction in permanent staff levels. The table below shows our employment levels at the dates indicated.

	December 31,
	1999	2000	2001	2002	2003
Permanent staff	13,550	12,864	11,709	12,445	17,261
Fixed-term contract	333	402	362	388	357

Total	13,883	13,266	12,071	12,833	17,618

We experienced 4.9% absenteeism in 2003, compared with 6.1% absenteeism in 2002 and 6.2% absenteeism in 2001.

The following table sets forth our employees as of December 31, 2003:

	EDP Portugal	EDINFOR	ONI	EDP Brazil	Hidrocantábrico	EDP Group
Distribution	6,334	—	—	3,514	672	10,520
Generation	1,983	—	—	139	471	2,593
EDP, S.A.	311	—	—	—	—	311
Other	870	1,615	1,178	105	426	4,194

Total	9,498	1,615	1,178	3,758	1,569	17,618

Approximately 59.9% of our employees are members of a union. Our non-management employees in Portugal are represented by 30 unions, of which six represent the majority of employees. Most of the unions are members of one of the two principal confederations in Portugal: CGTP-Intersindical and UGT. Our non-management employees in Spain are represented by five unions and our non-management employees in Brazil are represented by five unions. The unions assume responsibility for annually negotiating salary levels, negotiating the collective bargaining agreements and ensuring that the collective bargaining agreements are correctly applied. In May 2000, we reached agreement with all of the unions representing our employees in Portugal on a new collective bargaining agreement which provides for, among other things, higher entry level compensation across professional categories and greater opportunities for seniority-related compensation increases within individual professional categories. A related agreement provides for a 4.0% salary increase for 2001 and a 3.5% increase for 2002 and a 2.8% increase for 2003. Future increases will be negotiated on an annual basis. The weighted average salary increase in 2003 for employees in our group companies, including EDINFOR, ONI, EDP Brazil and Hidrocantábrico, was 4.6%.

From 1988 through 2003, we have experienced twelve strikes, four of which lasted only 24 hours each, and two of which lasted 48 hours each. Six of the seven strikes concerned salary negotiations, our privatization or our restructuring.

In 2001, there was one strike concerning employee’s rights, salaries and the maintenance of the public social security system. The strike involved a total of 35 workers and 140 hours of strike time (number of persons per strike multiplied by the number of hours of each strike).

In 2002, there were 3 strikes, concerning employee’s rights, salary negotiations, the maintenance of the National Wealth Service and the Public Social Security system, protests against new labor laws approval and against installation closing. One of these strikes was a national strike and in all there were 2,639 workers involved and 25,530 hours of strike time (number of persons per strike multiplied by the number of hours of each strike).

In 2003, there were two strikes concerning salary negotiations, new labor laws and the defense of workers rights recognized in the Collective Work Agreement. These strikes involved 528 workers and 3,526 hours of strike time (number of persons per strike multiplied by the number of hours of each strike).

In 2003, there were no strikes by our Spanish or Brazilian employees.

EMPLOYEE BENEFITS

Our employees are entitled to participate in a profit sharing program. In 2003, approximately € 25.1 million was distributed to our labor force (excluding EDINFOR and ONI businesses) as profit sharing. We maintain defined benefit pension plans for all employees of the companies that have subscribed to the Collective Labor Agreement in Portugal and Brazil. These pension plans are supplemental to the pension provided to retirees by the social security systems. As of December 31, 2003, the value of the underlying pension funds totaled € 816.5 million, and the pension expense in 2003 was € 72.2 million. For further information about our pension and benefit plans, see “Item 5. Operating and Financial Review and Prospects—Pensions and benefits” and notes 2(o), 18, and 31 to our consolidated financial statements. Our directors and senior officers are also eligible for stock option plans, described in “—Share Ownership.”

Our employees are eligible to participate in a complementary health plan that supplements benefits from the National Health Service. Currently, the health plan covers approximately 100% of our people among the existing labor force, retired people, pensioners and relatives. In addition, employees receive personal accident insurance that covers death and invalidity, as well as a death subsidy complement.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The Portuguese government, directly or through PARPUBLICA—Participações Públicas, S.G.P.S., S.A., (formally known as PARTEST) a corporation wholly-owned by the Portuguese government, which was formed in 1991 for the purposes of holding the Republic’s interest in a number of enterprises in various industries, at April 29, 2004 owned approximately 26.1% of our outstanding ordinary shares. Through Caixa Geral de Depósitos, a state-owned bank, the Portuguese government owns an additional 4.84% of our ordinary shares. The Portuguese government’s ownership of EDP ordinary shares declined from approximately 70% in 1997 to the current level as a result of the offering of our ordinary shares in successive stages of our privatization.

The following table sets forth information concerning the ownership of our ordinary shares as of April 29, 2004, by the Portuguese government and by our officers and directors as a group (not including ordinary shares held by any entity with which any such officers or directors are affiliated). Other than as set out in the following table, we are not aware of any shareholder owning more than 5.0% of our ordinary shares.

Name of owner	Number of Ordinary Shares owned	Percentage of Outstanding Ordinary Shares
Republic of Portugal	783,074,076	26.1%
Banco Comercial Português	151,635,713	5.05%
All directors and executive officers as a group	Approximately 230,000	<1%

The Portuguese government has special rights that all other holders of our ordinary shares do not have. To learn more about the special rights of the Portuguese government you should read “Item 10. Additional Information —Articles of Association—Limitations on the purchase and transfer of ordinary shares; special rights of the Portuguese government.”

In addition to the shareholders listed above and Caixa Geral de Depósitos, which owns 145,187,830, or approximately 4.84%, of our ordinary shares, other significant EDP shareholders include Iberdrola, which in May 2002 announced that it had acquired additional ordinary shares and as of April 29, 2004 owns 150,000,000, or 5%, of our ordinary shares and Brisa, which indirectly owns 60,002,297, or approximately 2%, of our ordinary shares.

As of April 29, 2004, approximately 0.05% of the ordinary shares were represented by ADSs that were held by three holders of record, including The Depositary Trust Company. The number of ADSs outstanding was 1,498,120 at April 29, 2004.

RELATED PARTY TRANSACTIONS

Mr. Jardim Gonçalves, a director of EDP until May 2003, is presently the Chairman of BCP’s board of directors. Following the departure of Mr. Jardim Gonçalves, Mr. Paulo de Azevedo Pereira da Silva, the general manager of BCP and a director of various companies of the BCP group, became a member of our board of directors. In March 2000, we and BCP entered into a strategic alliance, pursuant to which Mr. Gonçalves was elected to our board of directors as a non-executive director, we have acquired 4.25% of BCP’s outstanding shares and BCP has acquired approximately 5% of our outstanding shares. In March 2003, we subscribed to a share capital increase of BCP, bringing our stake to 4.36%. In the ordinary course of business, we and BCP enter into customary commercial banking transactions, such as deposits and loans.

Mr. Luis Fernando de Mira Amaral, a director of EDP following the departure of Mr. António de Sousa, is presently the Chairman of the executive committee of Caixa Geral de Depósitos’ board of directors. Caixa Geral de Depósitos owns 4.84% of our ordinary shares. In the ordinary course of business, we and CGD enter into customary commercial banking transactions, such as deposits and loans.

On May 9, 2001, we entered into an agreement for a strategic alliance in the telecommunications sector with BCP, GALP and Brisa. Brisa became a shareholder of ONI in exchange for its 100% stake in Brisatel, which owned 4% of ONI Way. As a result of the agreement, EDP holds 56% of the share capital of ONI and Brisa holds 17%, while BCP and GALP hold the remaining 22.8% and 4.2%, respectively. Within the context of the strategic alliance, Brisa proposed two members of ONI’s board of directors and they were subsequently elected by the shareholders of ONI. Mr. José Manuel Gonçalves de Morais Cabral, a director of EDP, is a director of various companies within the José de Mello Group, which owns a significant interest in Brisa. Brisa owns approximately 2% of our ordinary shares.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.	Financial Information

CONSOLIDATED STATEMENTS

Please refer to “Item 18. Financial Statements” and pages F-1 through F-70 of this annual report.

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

DIVIDENDS AND DIVIDEND POLICY

We have declared dividends each year since 1991, when we became a corporation. The following table shows our dividends per share based on 3,000,000,000 ordinary shares outstanding in the years indicated:

	1999	2000	2001	2002	2003
Dividends per ordinary share (in euro)(1)	0.14	0.14	0.11	0.09	0.09
Dividends per ordinary share (in U.S. dollars)(2)	0.13	0.12	0.10	0.11	0.11

(1)	For 1999 and 2000, escudos are translated into euro at the fixed rate of exchange established at the commencement of the third stage of European Monetary Union on January 1, 1999 by the European Council of Ministers between the euro and escudo of PTE 200.482 = € 1.00.
(2)	Translated at the prevailing rate of exchange at the date of payment, which for 2003 was $ 1.1975 = 1.00.

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

TRADING MARKETS

In Portugal, our ordinary shares trade on the Mercado de Cotações Oficiais, or the Official Market, of the Euronext Lisbon Stock Exchange. In the United States, our ordinary shares trade in the form of ADSs represented by ADRs issued by Citibank, N.A., as depositary. Our ADSs are listed on the New York Stock Exchange and our ordinary shares are listed on the Euronext Lisbon Stock Exchange. Our ADSs and our ordinary shares are also listed on the Frankfurt Stock Exchange, and our ordinary shares are quoted on SEAQ International.

MARKET PRICE INFORMATION

The tables below set forth, for the periods indicated, the reported high and low sales prices of our ADSs on the New York Stock Exchange and of our ordinary shares, based on the 3,000,000,000 ordinary shares outstanding after giving effect to the 5 for 1 stock split approved at our May 12, 2000 general meeting, on the Euronext Lisbon Stock Exchange:

	Per ADS		Per Ordinary Share
	High	Low	High	Low
	(U.S. Dollars)		(Euro)
1999	50.04	29.00	4.36	2.82
2000	39.50	25.81	4.22	3.10
2001	34.31	20.90	3.64	2.29
2002
First Quarter	22.19	19.28	2.50	2.18
Second Quarter	21.73	19.45	2.45	1.92
Third Quarter	19.75	14.78	1.99	1.47
Fourth Quarter	17.25	14.56	1.72	1.49
Full Year	22.19	14.56	2.50	1.47
2003
First Quarter	18.50	15.10	1.69	1.38
Second Quarter	23.27	17.32	1.98	1.57
Third Quarter	24.40	21.30	2.14	1.85
Fourth Quarter	26.50	22.33	2.10	1.94
Full Year	26.50	15.10	2.14	1.38
2004
First Quarter	31.15	21.15	2.52	2.01
Month of
December 2003	26.50	24.55	2.10	2.02
January 2004	27.38	25.15	2.16	2.01
February 2004	29.78	26.50	2.34	2.11
March 2004	31.15	26.68	2.52	2.15
April 2004	29.49	27.15	2.44	2.28
May 2004	28.48	26.17	2.36	2.16

THE PORTUGUESE SECURITIES MARKET

The Portuguese equity market, which had experienced significant increases in liquidity and trading volumes until 2001, registered a slowdown in 2002 and 2003, consistent with the worldwide economic situation. Since November 1997, Portugal’s status in the Morgan Stanley Capital International, or MSCI, indices changed from emerging market to developed market. In particular, Portugal joined the MSCI Europe and World indices and left the MSCI Emerging Market index.

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

A single equity and derivatives trading platform was recently implemented by migration of several platforms of the Euronext Stock Exchanges. The migration of both the equity and derivatives markets platforms managed by

Euronext Lisbon SGMR to a single equity and derivatives trading platform common to all Euronext Stock Exchanges occurred in November 2003 for the equity market and in March 2004 for the derivatives market.

This migration involved the adoption by Euronext Lisbon–Sociedade Gestora de Mercados Regulamentados, S.A., or Euronext Lisbon SGMR, of the Euronext Market Model, which consists of the harmonization of rules applicable to the markets, members and transactions of Euronext Stock Exchanges. For this purpose, Euronext Lisbon SGMR approved a number of rules, which entered into force on November 7, 2003, in order to accommodate the Euronext Market Model, respecting, where necessary, the requirements of Portuguese regulation on these matters. Currently, there are Harmonized Rules, accommodating the Euronext Market Model, and Non-Harmonized Rules, where the requirements of the Portuguese regulation are safeguarded.

As of December 31, 2003, the market capitalization of equity securities listed on the Euronext Lisbon Stock Exchange was € 91,180 million, compared with € 72,998 million as of December 31, 2002, representing 58.1% and 51.6%, respectively, of the total market capitalization of Portuguese listed securities. As of December 31, 2003, 158 Portuguese companies’ financial assets were listed on the Euronext Lisbon Stock Exchange (representing a total of 522 different issues), of which 57 were in the form of equity securities (61 issues), 83 in the form of bonds (255 issues), 7 in the form of warrants (182 issues) and 11 in the form of other listed funds and certificates (24 issues). On the basis of euro value, the ten most actively traded equity securities in ordinary sessions of the Euronext Lisbon Stock Exchange in 2003 represented approximately 94.6% of total trading volume of equity securities on the Euronext Lisbon Stock Exchange compared with 93% in 2002. Turnover of equity securities was € 19,024 million in 2003 compared with € 21,688 million in 2002.

In 2003, our ordinary shares represented approximately 14.8% of total trading volume of equity securities on the Euronext Lisbon Stock Exchange. As of March 31, 2004, our ordinary shares accounted for 17.8% of total market turnover since January 1, 2004. As of April 16, 2004, our ordinary shares weighted 9.77% in the PSI General Index, 15.60% in the PSI 20 Index and 0.53% in the Euronext 100 Index, each as defined below.

The Official Market, created in July 1991, is the market on which most significant Portuguese equity and derivative securities are listed. The Official Market index, or the PSI General Index, published since February 1991, is a weighted average price of all shares listed on the Official Market, other than preferred shares without voting rights. The exact number of companies in the PSI General Index’s portfolio may change each day as a result of new admissions, exclusions, suspensions and the absence of quotations. This index essentially reflects the Official Market’s global profitability.

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

Pursuant to the integration of the former Portuguese stock market (Bolsa de Valores de Lisboa e Porto) with Euronext, some Portuguese listed companies are now also included in Euronext indices. We, along with six other Portuguese companies, are included in the Euronext 100 Index, which is a market capitalization weighted price index comprised of the 100 largest and most actively traded stocks on Euronext Stock Exchanges. Each stock participating in the Euronext 100 Index must experience turnover of over 20% of its issued shares over the course of a rolling one-year analysis period.

The Euronext Lisbon Stock Exchange is supervised by the Ministry of Finance and the Portuguese Securities Exchange Commission, or CMVM, and operated by the Euronext Lisbon SGMR.

TRADING

Since March 1, 1999, all shares currently listed on the Official Market of the Euronext Lisbon Stock Exchange are traded through a continuous trading system, which is designed to provide automatic execution and trading through LIST, a computerized trading system. The principal feature of the continuous trading system is the computerized matching of buy and sell orders based, first, on matching sales price and, second, on the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or revoked up to its execution. Between 7:30 a.m. and 8:00 a.m. on each trading day, from Monday to Friday excluding public holidays, the daily opening market clearing price is established for each security on the continuous trading system based on the bids and offers outstanding. During the last 5 minutes of this pre-opening period it is possible to immediately present purchase and sale orders, which may not, however, be modified or revoked. On any trading day, the opening price may not change more than 15% from a reference price, which is the closing price of the last session or the price resulting from an automatic roll-call held during the session in order to reset the reference price. Computer-matched trading then proceeds on the continuous trading system from 8:00 a.m. until 4:30 p.m.

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

Any trading of stocks listed on the continuous trading system that takes place off-market must be cleared through financial institutions and physically settled through the Central de Valores Mobiliários (CVM), where those stocks are registered or deposited. Stock prices are quoted in euro per share.

PORTUGUESE TRANSACTION COSTS

Currently, the framework applicable to Portuguese fees, taxes and other charges applicable to the transfer of ordinary shares is governed by Decree law no. 183/2003 of August 19, 2003, which revoked Regulation no. 1303/2001 of November 22, 2001, as amended by Regulation no. 323/2002 of March 27, 2002, both issued by the Ministry of Finance, and by Regulation no. 913-I/2003 of August 30, 2003. This new regime abolished the fees applicable to the securities’ transactions effected on a stock exchange, in other regulated securities markets or off-market, which have been replaced by supervision fees that are paid by the entities subject to the supervision of the CMVM in connection with the performance of services in relation to securities, such as clearance and settlement services, registration or custodian services or portfolio management. According to the preamble of Decree law no. 183/2003 of August 19, 2003, this new regime aims to increase liquidity and international competitiveness of the Portuguese securities market as result of not imposing fees or other charges directly on the transfer of shares.

A stamp tax of 4.0% is payable on brokerage fees, bank settlement fees and bank commissions.

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

The Clearing and Settlement System is currently the most widely used clearing and settlement system in Portugal. Under this system, the member of the stock exchange inputs trade information on LIST, the nation-wide computerized trading system. The clearance member, which also has to be a participant of the Clearance and Settlement System, accepts the trade, at the latest, one day after the date of the trade, becoming the legal counterparty to the transaction until it settles. By the third business day after the trade, the electronic book-entry for the transfer of the securities takes place in the books of the CVM. This physical settlement is provisional until the financial settlement takes place after the end of the market daily process of the same third business day after the trade. In the business day following the settlement of the trade, the participants are informed of the volume of securities and cash amounts that were settled and those that failed to be settled.

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

At our general meeting held on March 30, 2004, the shareholders renewed the authorization for our board of directors and the management bodies of our subsidiaries to purchase our shares under the following conditions: (1) the number of shares to be acquired cannot exceed 10% of our share capital limit that already includes any shares to be acquired under the stock options plans; (2) the acquisition can only be done within the regulated markets where we are listed; and (3) the acquisition price shall have as maximum and minimum limits 115% and 85%, respectively, of the weighted average of the closing quotations of our shares in the last ten sessions of the Euronext Lisbon Stock Exchange preceding the date of the acquisition.

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

This general meeting resolution has renewed the authorization for our board of directors to purchase and sell our own shares for an additional period of 18 months, which had already been granted in previous identical resolutions passed at the general meetings held since 1999.

As of May 31, 2004, we held 24,598,668 of our own ordinary shares, 1,750,000 of which we purchased in 1999, 650,000 of which we purchased in 2000, 9,326,209 of which we purchased in 2001, 5,702,717 of which we purchased in 2002, 4,002,038 of which we purchased in 2003 and 3,267,704 of which we purchased in 2004. Ordinary shares held by us will be deemed to be outstanding under Portuguese law but not entitled to any dividends, voting rights or preemptive rights except the right to receive ordinary shares upon increases of share capital by incorporation of reserves.

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

TRANSACTIONS WITH DIRECTORS

According to the Portuguese Companies Law, contracts between us or our affiliates, on one hand, and our directors or any person acting on behalf of them, on the other hand, must be previously authorized by our board of directors, without the interested director’s vote, and approved by our Registered Chartered Accountant (“Fiscal Único”). Companies may not grant loans or extend any kind of credit to their directors, make payments on their behalf, guarantee their obligations or pay their remuneration more than one month in advance. Under Article 26 of our Articles of Association, our directors need not be shareholders of us. For more information on our board of directors, you should read “Item 6. Directors, Senior Management and Employees—Board of Directors.”

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

Holders of ADSs are treated as holders of the ordinary shares represented by the ADSs for purposes of determining the applicability of the 5% limitation on voting rights. Voting instructions of an individual ADS holder may not to be carried out by us as votes of ordinary shares to the extent that those votes, together with any votes cast by the ADS holder as a holder of ordinary shares, exceed 5% of our share capital.

Under Portuguese law, a company may not vote its own shares that it holds as treasury stock, nor may any subsidiary that holds stock of its parent vote the treasury stock, and a company’s treasury stock will not be counted towards a quorum or for purposes of determining a requisite percentage of votes cast. In accordance with Portuguese law, our shareholders must approve the acquisition by us of our own shares. Under Portuguese law, a Portuguese company may not, except under specified limited circumstances, purchase more than 10% of its nominal share capital as treasury stock.

Under the Portuguese Companies Law and our Articles of Association, we can create shares with special rights (e.g., priority rights over a company’s profits) with the approval of two-thirds of the votes cast at a general meeting of shareholders.

SHAREHOLDERS’ MEETINGS

A general meeting of shareholders must be held annually within the first five months of the year following the close of the year for which the general meeting is convened. Other general meetings of shareholders are convened by the president of the general meeting whenever deemed appropriate or suitable and requested by the board of directors, the Registered Chartered Accountant or the holders of at least 5% of our total share capital. Currently, notices of shareholders’ meetings must be given by an announcement published in the Diário da República, the Portuguese Official Gazette, and in a national newspaper with general circulation in Lisbon and Oporto, at least 30 days before the scheduled date of the meeting. However, in our March 30, 2004 general meeting, an amendment to our Articles of Association was approved to allow shareholders’ meetings to be convened within the shortest period permitted by Portuguese law, in order to create the flexibility to apply eventual changes to the current legal periods for convening such meetings. This amendment to our Articles of Association has not yet been implemented.

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

DIVIDENDS AND DISTRIBUTIONS

Under Portuguese law, we are required to establish and maintain a legal reserve equal to 20% of the aggregate nominal value of our share capital and, if necessary to maintain this legal reserve, to contribute a minimum of 5% of our annual net income to the legal reserve. The legal reserve is distributable only upon our liquidation but it can be used to cover losses and be incorporated as our share capital. Currently, our total legal reserve is approximately € 326 million, which is in compliance with Portuguese law. Net income in each fiscal year, as increased or decreased by any profit or loss carried forward from prior years, less any contribution to the legal reserve, is available for distribution to shareholders as dividends, subject to the requirements of Portuguese law and our Articles of Association. The payment and amount of dividends are subject to the recommendation of our board of directors and the decision by our shareholders at a general meeting.

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

Under Portuguese law, dividends are generally distributed to shareholders pro rata according to their respective holdings of shares. The payment of the dividend is due within 30 days of the date of the general meeting approving the dividend. The board of directors determines the actual dividend payment date within that period. You should read “—Portuguese Taxation” below to learn about taxes on dividends we pay. According to Decree law no. 187/70 of April 30, 1970, dividend entitlement lapses in favor of the Republic of Portugal if not claimed by the shareholder within five years.

In the event that we are liquidated, our assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our ordinary shares. Thereafter, any surplus will be distributed pro rata among the holders of ordinary shares based on the nominal value of their holdings.

PRE-EMPTIVE RIGHTS

Shareholders have a preferential, ratable right to subscribe for any new issue of ordinary shares for cash, except if a special resolution at the general meeting duly limits or waives these rights in furtherance of our best interests. These rights are separately transferable and may be traded on the Euronext Lisbon Stock Exchange, where our ordinary shares are listed, during the period when the rights may be exercised.

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

Also, under the Cod.VM, any person or persons acting in concert, including companies and their affiliates, making a purchase or sale of our ordinary shares that results in that person either owning or ceasing to own specific threshold percentages, i.e., 2%, 5%, 10%, 20%, 1/3%, 50%, 2/3% and 90%, of our voting rights must, within three business days, notify us, the Euronext Lisbon Stock Exchange and the CMVM. Upon receiving this notification, we must publish it in the Euronext Lisbon Stock Exchange bulletin and in a major daily newspaper.

PORTUGUESE REPORTING AND DISCLOSURE REQUIREMENTS

Under Portuguese law we are required to publish, among others:

•	annual reports of operations and financial statements that include, among others:

•	a management report; and

•	an audited financial statement;
•	a report on corporate governance practices with information regarding the following matters:

•	measures for and a statement indicating the level of compliance with the CMVM recommendations on corporate governance and an explanation of the reasons for non-compliance with any of those recommendations;

•	organizational structure of the departments involved in the entrepreneurial decision process;

•	a list of specific committees created in the company such as ethic or governance commission;

•	description of the risk control system implemented by the company;

•	governance structure of the board of directors, including description of the allocation of functions between Chairman of the board and Chairman of the executive committee,

•	number of members of the board of directors with specific distinction between executive and non-executive members and the tasks performed by each member, as well as indication of independent directors;

•	remuneration of the members of the board of directors on an aggregate or individual basis, with separation of the amount received by executive and non-executive members and the fixed and variable amount of such total remuneration, including remuneration paid by group companies or companies that are otherwise controlled;

•	composition of the remuneration committee or equivalent body of the company;

•	description of codes of conduct and other internal regulations;

•	indication of the remuneration paid to auditors and persons in a group or domain relation, with separation of auditing, consulting and other services;

•	description of the evolution of our shares quotation;

•	description of our dividends policy;

•	description of the main characteristics of our stock option plans;

•	description of the main elements of transactions with economic relevance executed between the company group companies and controlled companies, on the one hand, and members of corporate bodies and holders of significant stakes, on the other hand, except if executed on arm’s length terms and within the ordinary course of business of the company;

•	description of the new technologies used for disclosure of financial data and other data for the preparation of the annual general shareholders meeting;

•	information on the investor relations department, including its functions, the type of information provided, web site and representative for assistance to investors;

•	a report on the exercise of voting rights and on proxy requirements; and

•	a report on corporate rules, namely regarding to internal procedures applicable to conduct of business, management and control of activity risk;

•	semi-annual reports that include financial statements, material information on our activities and performance and factors that may potentially influence future performance;

•	quarterly reports that include material information on our activities;

•	specified information concerning the acquisition or sale by us of our ordinary shares;

•	non-public information that investors would consider relevant to an evaluation of us or the price of our ordinary shares; and

•	specified information concerning outstanding bonds and changes in the composition of our board of directors, our Registered Chartered Accountant and the board of our general meeting.

LIMITATIONS ON THE PURCHASE AND TRANSFER OF ORDINARY SHARES; SPECIAL RIGHTS OF THE PORTUGUESE GOVERNMENT

Individual buying and selling decisions regarding our ordinary shares are not subject to consent from us or any Portuguese authority. On March 10, 2004, the government enacted Decree law no. 49/2004, revoking Decree law no. 380/93, which established the former requirement of approval of the Portuguese Ministry of Finance for a person to be able to acquire more than 10% of our ordinary shares.

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

NYSE CORPORATE GOVERNANCE STANDARDS

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE), we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. Our corporate governance practices are described in greater detail in Item 6 of this annual report on Form 20-F. The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practice
Director Independence. Majority of board of directors must be independent. §303A.01	The composition of our board of directors is in compliance with relevant Portuguese laws, which do not require independent directors. However, the three board members serving on our audit committee are independent as defined in CMVM Regulation no. 11/2003 of December 2, 2003. As discussed below, we expect that by July 31, 2005 the members of our audit committee will meet NYSE independence requirements.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	Our non-management directors do not meet regularly without management. Portuguese law and our Articles of Association provide for meetings of the entire board and meetings of board committees. Our independent directors meet regularly only as a result of the fact that all of our independent directors serve on our audit committee.

NYSE Standards	Our Corporate Governance Practice
Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07

We expect to comply with the independence requirements of Rule 10A-3 by July 31, 2005 (the date by which compliance is mandated for foreign private issuers), but the members of our audit committee are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

•      We have a three-member audit committee, which is composed of directors.

•      The members of our audit committee and the committee’s president are independent as such term is defined in CMVM Regulation no. 11/2003 of December 2, 2003.

•      Our audit committee operates pursuant to a written charter.

•      The main duties of our audit committee are specified in Item 6 of this annual report on Form 20-F.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04	We do not have a nominating/corporate governance committee. Our shareholders elect all of our directors, in accordance with Portuguese law and our Articles of Association. Neither Portuguese law nor our Articles of Association provide for a formal procedure for nomination of directors.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05	Pursuant to our Articles of Association, the shareholders at a general meeting appoint the remuneration committee, which is a committee of shareholders that determines directors’ compensation and benefits. The remuneration committee does not have a written charter that addresses the responsibilities identified by the NYSE listing standards. Portuguese law provides the basic criteria for determining compensation of the members of the board of directors, including executive directors.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Shareholder approval is required under Portuguese law for the acquisition and sale of own or treasury shares, including for the purpose of the adoption and amendment of an equity-compensation plan or stock option plan. Our current stock option plans have been approved our general shareholders’ meeting, which has also granted authorization for the acquisition and sale of our own shares for that purpose.

Corporate governance guidelines. Corporate governance guidelines must be adopted and disclosed. §303A.09	We have not adopted a separate set of corporate governance guidelines. The duties of our directors are set forth in our Articles of Association and Portuguese law. In addition, each of our board of directors and our executive committee has specific regulations. The regulations of our board of directors govern, among other things:

•      Functioning of the board;

•      Power of the board and how power may be delegated to the executive committee;

•      Creation of board committees;

•      Responsibilities of directors; and

•      The decision-making process and other procedural matters.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	Under Portuguese law, a director must act diligently and with due care, always seeking to promote the company’s interest while taking due account of the interests of shareholders and employees. A director may be liable to the company, the company’s shareholders and third parties for any damages caused by a breach of these duties. Our senior executive and financial officers are bound by these standards, which we believe have a purpose and function that is substantially similar to a code of ethics. Additionally, we plan to adopt a code of ethics by the end of 2004.

CEO certification and disclosure of material non-compliance. Each listed company CEO must certify to the NYSE each year that he or she is not aware of any company violations of NYSE corporate governance listing standards. In addition, each listed company CEO must promptly notify the NYSE in writing after any executive officer of the company becomes aware of any material non-compliance with any applicable provisions of these standards. §303A.12	Our CEO will promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with any applicable provisions of the NYSE listing standards.

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

In 2001, we issued a € 1,000,000,000 bond under the MTN program maturing in 2011. This € 1,000,000,000 bond issue pays a fixed interest rate of 5.875%.

In 2002, we issued two bonds under the MTN program: the first was a GBP 200,000,000 bond issued in August maturing in August 2017 with a 6.625% annual coupon and the second was a € 500,000,000 bond issued in December maturing in March 2008 with a 5% annual coupon.

In April 2001, we established an € 1,000,000,000 commercial paper program that provides for the periodic issuance of notes by us and EDP Finance, B.V. The notes can have maturities of not less than 1 day and not more than 364 days and an interest rate determined at the time of issuance.

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

There are also limitations on voting that apply to our ordinary shares and our ADSs. For more information, you should read “—Articles of Association” above.

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

DIVIDENDS

The general rate of withholding tax on dividends in Portugal is currently 25% for non-residents. However, until five years after the date upon which EDP’s privatization is completed, only 50% of dividends received, net of other benefits, from shares acquired during the privatization process are required to be included in taxable income. EDP’s privatization process has not yet been completed.

Under the Treaty, the rate of withholding tax on dividends distributed to U.S. residents eligible for Treaty benefits will not exceed 15%. Since Portuguese effective rates are at or below the Treaty rates, according to the Portuguese Tax Authority, at the present time it is not necessary for U.S. residents to claim treaty benefits with respect to dividends paid on ordinary shares or ADSs.

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

CAPITAL GAINS

In general, capital gains realized by non-resident individuals on the transfer of ordinary shares or ADSs are subject to tax at the rate of 10% if those ordinary shares or ADSs were held for 12 months or less, and are not subject to tax if those ordinary shares or ADSs were held for more than 12 months. Regardless of the length of time ordinary shares or ADSs have been held, however, non-resident corporate holders and non-resident individual holders of ordinary shares and ADSs are not subject to tax on capital gains in Portugal if the following three conditions are met:

•	no more than 25% of the non-resident entity is owned, directly or indirectly, by resident entities;

•	the non-resident entity does not have as its place of residence a state or jurisdiction identified in a list of tax havens published by the Portuguese Ministry of Finance; and

•	the capital gains do not arise from the transfer for consideration of shares or other participations in a Portuguese resident company the assets of which primarily are comprised (more than 50%) of immovable property located in Portugal or in a Portuguese resident company that controls such a company (a “Portuguese Real Property Holding Company”).

Under the Treaty, unless EDP is a Portuguese Real Property Holding Company, capital gains derived from the sale or other disposition of ordinary shares, including deposits of ordinary shares in exchange for ADSs, by an individual holder who is eligible for Treaty benefits will not be subject to Portuguese capital gains tax, regardless of the length of time our ordinary shares are held.

GIFT AND INHERITANCE TAXES

Gift and inheritance tax was abolished and as it relates to free transfers was substituted by (i) stamp duty, if the beneficiary is an individual, and (ii) corporate income tax, if the beneficiary is a corporate entity. Nonetheless, transfers by a non-resident of ordinary shares or ADSs by gift or at death will not be subject to Portuguese Stamp Duty provided the beneficiary is also a non-resident or otherwise if the beneficiary is the respective spouse, parents or children.

PORTUGUESE TRANSACTION COSTS

Pursuant to Decree law no. 183/2003 of August 19, 2003, which revoked Regulation no. 1303/2001 of November 22, 2001, as amended by Regulation no. 323/2002 of March 27, 2002, both issued by the Ministry of Finance, and on Regulation no. 913-I/2003 of August 30, 2003, fees applicable to securities’ transactions performed in a stock exchange, on other regulated securities markets or off-market were abolished and replaced by supervision fees that are paid by the entities subject to the supervision of the CMVM in connection with the performance of services in relation to securities, such as clearance and settlement services, registration or custodian services or portfolio management.

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

UNITED STATES TAXATION

GENERAL

The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of ordinary shares or ADSs by a holder that is a citizen or individual resident of the United States or a U.S. corporation or that otherwise will be subject to U.S. federal income tax on a net income basis with respect to ordinary shares or ADSs of EDP (a “U.S. Holder”). This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase our ordinary shares or ADSs by any particular purchaser, including tax considerations that arise from rules of general application to all purchasers or to certain classes of investors or that are generally assumed to be known by purchasers. Thus, for example, this summary deals only with holders that purchase and hold ordinary shares or ADSs as capital assets, and does not address the tax treatment of holders that may be subject to special tax rules, such as banks, insurance companies, securities dealers, traders in securities that elect to mark to market, tax exempt entities, persons that hold ordinary shares or ADSs as a position in a “straddle” for tax purposes, persons who hold 10% or more of any class of our stock and persons whose “functional currency” is not the U.S. dollar. The summary is based on the tax laws of the United States in effect on the date of this annual report, which are subject to change, possibly with retroactive effect. Prospective purchasers should consult their own advisers as to the tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs in light of their particular circumstances, including the effect of any state, local or other national laws.

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the beneficial owners of our ordinary shares represented by those ADSs.

DIVIDENDS

The gross amount of any dividends received with respect to our ordinary shares or ADSs, including amounts withheld in respect of Portuguese withholding tax, generally will be subject to U.S. federal income taxation as foreign-source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in euros will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by you or, in the case of ordinary shares held in ADS form, by the Depositary. If dividends paid in euros are converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If you do not convert euros that are received by you into U.S. dollars on the date of receipt, you generally will have a basis in those euros equal to their U.S. dollar value on that date. You also generally will be required to recognize foreign currency gain or loss realized on a subsequent conversion or other disposition of the euros, which will be treated as U.S. source ordinary income or loss.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to our ordinary shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on our ordinary shares or ADSs will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for our 2004 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of our ADSs and ordinary shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Portuguese withholding tax on dividends should be treated as foreign income taxes that, subject to generally applicable limitations under U.S. tax law, are eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which the expected economic profit is insubstantial. U.S. Holders are urged to consult their own tax advisers to determine whether they are eligible for benefits under the Treaty, and whether, and to what extent, foreign tax credits will be available with respect to dividends paid by us.

Distributions of additional shares with respect to ordinary shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

CAPITAL GAINS

Upon a sale or other disposition of ordinary shares or ADSs, a U.S. Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis, determined in U.S. dollars, in its ordinary shares or ADSs. Generally, such gain or loss will be capital gain or loss, will be long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary shares or ADSs exceeds one year and any gain will be income from sources within the United States for foreign tax credit limitation purposes. The net amount of long-term capital gain recognized by an individual U.S. Holder before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. The deductibility of capital losses is subject to significant limitations.

As discussed in “— Portuguese Taxation—Capital Gains,” above, if we are a Portuguese Real Property Holding Company, U.S. Holders could be subject to a Portuguese capital gains tax of 10% on capital gains realized under Portuguese law on the sale or other disposition of ordinary shares or ADSs that were held for 12 months or less. In the event that such a Portuguese tax is imposed, U.S. Holders that do not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Portuguese tax.

Deposits and withdrawals of ordinary shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING

Dividends and payments of the proceeds of a sale of ordinary shares or ADSs paid to a U.S. Holder within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, a non-U.S. person may be required to provide a certification to establish its non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim or refund with the Internal Revenue Service and filing any required information.

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

As of November 2002 we file electronically with the SEC. Documents we have filed as of November 2002 are available on the website maintained by the SEC.

Our ADRs are listed on the New York Stock Exchange, or NYSE. Reports and other information concerning us are available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

SUBSIDIARY INFORMATION

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

CREATION OF THE RISK MANAGEMENT OFFICE

During the second half of 2003, we established a Risk Management Department whose mission consists of the definition implementation and upkeep of an Integrated Risk Management System, or SGIR, for the EDP Group. Use of the SGIR allows risk to be taken into account in our strategic and operational decisions. The SGIR will be implemented in stages. During 2004, we expect the rules to be established and the methodologies drawn up that will implement the risk function within the EDP Group. Efforts will be directed at adopting best practices and in creating a state-of-the-art infrastructure. We expect the first stage to include implementation of the systems designed to allow risk limit and analysis management, leading progressively to risk-adjusted return on capital (RAROC) management and to active management of the company’s business portfolio. SGIR will use risk modeling and aggregation methodologies. We are currently developing the means necessary to allow, in particular, quantitative analyses to be performed using a model for “value at risk” analysis. In performing its duties, the Risk Management Department has a functional relationship with the company’s various business areas in which the risks are identified, so as to achieve an aggregate overview of risk within the EDP Group, taking into account the correlations between the several variables that cause risk.

BUSINESS UNIT RISK CONTROL

In addition to the consolidated control and management of group business risks, the processing and control of business risks at the level of the various business units is also of importance to us. At the business unit level we have implemented the following aspects of risk control:

•	the Internal Audit Department monitors compliance of the internal operational procedures in accordance with our policies;

•	the Financing Department manages the risk associated with the financial market, having contracted with a number of financial instruments to reduce exposure to interest-rate and exchange rate risks. This has been undertaken on a prudent basis and periodic evaluation is made of the financial instruments’ fair values;

•	EDP Valor monitors the contracting of insurance at the EDP Group level in order to achieve the most adequate means of cover of insurable risks;

•	EDP Produção has a risk board that monitors all risks associated with electricity generation, ranging from operation and maintenance to partnerships and outsourcing. The risk board performed a set of audits during 2003 of the electricity generating facilities; and

•	EDPD, EDP Energia and our trading activity, in close cooperation with various EDP departments, have characterized the risks and opportunities stemming from the progressive liberalization of the energy sector.

GENERAL

We are exposed to market risks, including foreign currency, commodity price and interest rate risk. We use financial derivative instruments to manage our exposure to interest rate fluctuations and, in the case of EDP Brazil, to manage currency exposure. Management’s guidelines with respect to the use of financial derivative instruments are that we do not engage in speculative derivative transactions and that all derivative transactions are solely for hedging purposes and must relate to a specific underlying asset, for example, cash flows of the derivative transaction must match those of the underlying asset being hedged. The negotiation of financial derivative transactions follows our internal procedures set by management, which require that for each transaction our financial department must submit to the executive committee of the Board of Directors for its approval a description of the hedging strategy that defines the objective of the hedge, the specific asset being hedged and the parameters of the proposed transaction. Following this approval, it is the responsibility of our financial department to negotiate with the counterparty and consummate the transaction, which is then ratified by the executive committee of the Board of Directors. With respect to the management of our debt portfolio, our hedging strategies have mainly been limited to the debt at the EDP, S.A. level (including EDP Finance B.V.), and not at the level of any of our subsidiaries. However, Hidrocantábrico manages its interest rate exposure, EDP Brazil manages currency exposure and we have in the past acquired U.S. dollar-denominated bonds of Escelsa in order to manage currency risk at the consolidated level.

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

INTEREST RATE RISK

Management is aware of our exposure to market risks arising from our outstanding debt and derivative instruments. Our market risks result mainly from interest rate fluctuations. We estimate the sensitivity of the fair values of our financial instruments to changes in interest rates. The methods and assumptions used by us to determine fair values for financial instruments in our consolidated financial statements are the following:

•	Bonds – the quoted market price at December 31 of the respective years.

•	Bank loans – discounted cash flow analysis, based on our incremental borrowing rates for similar types of borrowing arrangements.

The fair value of interest rate and currency swap agreements is determined using discounted cash flow analysis based on zero-coupon yield curve rates. Zero-coupon rates used to discount cash flows are derived from market rates (mid bid-offer spread) quoted by market dealers. Interest rate swap agreements are used to manage the proportion of variable rate debt in our debt portfolio and to reduce the level of interest expense.

The debt and derivatives portfolio of EDP, S.A. and EDP Finance B.V. are managed together, and notional amounts of interest rate swap agreements, including cross-currency interest rate swaps, outstanding as of December 31, 2003, decreased to € 3,450.7 million from € 3,545.6 million at December 31, 2002, primarily due to the repayment of associated debt. The swap agreements have remaining maturities between 9 months and 15 years. The fair value of these derivative financial instruments is the amount that would be paid or received upon termination of the agreement based on available market rates. Fair values are estimates that involve uncertainties and cannot be determined with precision. These agreements, if terminated, would result in receivables of € 166.7 million at December 31, 2003.

Our main exposure is to euro interest rates. The fair value of all interest rate sensitive financial instruments at the EDP, S.A. and EDP Finance B.V. level amounted to a net liability of € 6,251.4 million as of December 31, 2003. These include primarily long-term debt, interest rate and cross currency interest rate swaps. At December 31, 2003, in the event of a 10% increase in interest rates for all maturities, this fair value would increase to € 6,274.6 million. A 10% decrease would result in a decrease of this fair value to € 6,224.4 million. At December 31, 2003, outstanding long-term debt held at the subsidiary level was as follows: ONI, € 41.7 million, EDINFOR, € 6.6 million, EDP Brazil, € 321.7 million, and Hidrocantábrico, € 761.8 million.

At December 31, 2002, the fair value of all interest rate sensitive financial instruments at the EDP, S.A. and EDP Finance B.V. level amounted to a net liability of € 6,406.8 million. At December 31, 2002, in the event of a 10% increase in interest rates for all maturities, this fair value would increase to € 6,461.6 million. A 10% decrease would result in a decrease of this fair value to € 6,354.9 million.

Hidrocantábrico manages interest rate risk with financial instruments. The notional value of interest rate swap agreements and collars outstanding at December 31, 2003 amounted to € 607 million. These instruments have remaining maturities between 6 months and 3 years. The fair value of these derivative financial instruments is the amount that would be paid or received upon termination of the agreements based on available market rates. These fair values are estimates that involve uncertainties and cannot be determined with precision. These agreements, if terminated, would result in payment of € 7.9 million at December 31, 2003. The fair value of all interest rate sensitive financial instruments at the Hidrocantábrico level outstanding at December 31, 2003 amounted to € 769.7 million. At December 31, 2003, in the event of a 10% increase in interest rates for all maturities, this fair value would decrease to € 765.6 million. A 10% decrease would result in an increase of this fair value to € 773.9 million.

At the Hidrocantábrico level, the notional value of interest rate swap agreements and collars outstanding at December 31,2002 amounted to € 607 million. These instruments have remaining maturities between 18 months and 4 years. The fair value of these derivative financial instruments is the amount that would be paid or received upon termination of the agreements based on available market rates. These fair values are estimates that involve uncertainties and cannot be determined with precision. These agreements, if terminated, would result in payment of € 6.2 million at December 31, 2002. At December 31, 2002, the fair value of all interest rate sensitive financial instruments at the Hidrocantábrico level amounted to a net liability of € 636.4 million. At December 31, 2002, in the event of a 10% increase in interest rates for all maturities, this fair value would increase to € 629.5 million. A 10% decrease would result in a decrease of this fair value to € 641.7 million.

Given the floating-rate nature of the long-term debt of our Brazilian businesses and the lack of a medium or long-term yield curve in the Brazilian financial markets, the most accurate estimate of the fair value of our Brazilian businesses’ long-term debt is the notional value of such debt.

FOREIGN EXCHANGE RATE RISK

We are exposed primarily to two types of foreign exchange risk arising from our Brazilian investments: the impact of foreign exchange fluctuations on the value of our equity investment, which does not have an impact on our profit and loss account but is reflected in our balance sheet, and the impact of foreign exchange fluctuations on the non-Brazilian currency denominated debt of our Brazilian businesses which is reflected in their income statements and, in the case of consolidated subsidiaries, has a corresponding effect on our income statement. Management’s policy with respect to the impact on the value of our equity investment is not to use financial instruments to hedge against this risk given the long-term nature of these investments and that short-term fluctuations in their value impacting our balance sheet are considered acceptable.

In respect of the impact of foreign exchange rate fluctuations on the non-Brazilian real denominated debt of our Brazilian businesses, it is our management’s policy that all future debt be raised in Brazilian reais or, if this is not possible, debt denominated in non-Brazilian currency must be swapped to Brazilian reais. The Brazilian companies manage the impact of foreign exchange fluctuations of the U.S. dollar against the Brazilian real using cross-currency interest rate swaps. At December 31, 2003, outstanding notional amounts amounted to € 84.2 million, an increase from € 46.5 million at December 31,2002. These agreements, if terminated, would result in payments of € 5.6 million at December 31, 2003 and € 3.7 million at December 31, 2002.

Of our Brazilian businesses, Escelsa had the largest amount of non-Brazilian real denominated debt, which consists of US$ 431 million of senior notes outstanding, maturing in 2007. In addition to the Brazilian companies’ local use of financial instruments to hedge against foreign exchange fluctuations, our management decided to purchase the U.S. dollar denominated debt of Escelsa through a tender offer for Escelsa’s senior notes, thus limiting the impact of the devaluation of the Brazilian real against the U.S. dollar on our consolidated profit and loss account. As a result of the tender offer, we acquired 357.4 thousand of these bonds, corresponding to 83% of the total outstanding bonds, at an average discount of 25% of their nominal value.

Currently all outstanding consolidated debt, with the exception of that held by our Brazilian companies, is raised in euro or immediately converted to euro at time of issuance. Management is also aware that foreign exchange rate risks may exist for us in the future if a material portion of our outstanding debt is denominated in a currency other than the euro.

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

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

GLOSSARY OF TERMS

Capacity charge:	Refers to the monthly charge payable by REN to the generators in the Binding Sector for each power plant, in respect of each PPA, based on contracted firm capacity, whether or not dispatched, payable by REN to such generators.

CCGT (Combined Cycle Gas Turbine):	A type of generating plant in which turbines, typically fueled by natural gas, are used to drive generators to produce electricity. The exhaust gases are then passed through a boiler to produce steam that in turn drives an additional turbine coupled to a generator.

Cogeneration:	The simultaneous generation of steam and electricity, typically where the need arises for industrial purposes.

Dry year:	A year in which hydrological conditions are unfavorable such that hydroelectric generation in that year is below average (10,600 GWh).

Energy charge:	Refers to the variable charge based on actual electricity delivered to the national transmission grid.

Generating unit:	An electric generator together with the turbine or other device that drives it.

Gigawatt (GW):	1,000,000,000 watts (1,000 megawatts).

Gigawatt hour (GWh):	One gigawatt of power supplied or demanded for one hour.

Hydroelectric unit:	A generating unit that uses water power to drive the electric generator.

Installed capacity:	The level of electric power which can be delivered from a particular generating unit on a full-load continuous basis to the transmission network under actual conditions.

Kilovolt (kV):	1,000 volts.

Kilovolt ampere (kVA):	1,000 volts ampere.

Kilowatt (kW):	1,000 watts.

Kilowatt hour (kWh):	One kilowatt of power supplied or demanded for one hour.

Megawatt (MW):	1,000,000 watts (1,000 kilowatts).

Megawatt hour (MWh):	One megawatt of power supplied or demanded for one hour.

Megavolt ampere (MVA):	1,000,000 volts ampere.

NOx:	Oxides of nitrogen.

SO2:	Sulfur dioxide.

Substation:	An assemblage of equipment that switches and/or changes or regulates the voltage of electricity in a transmission and distribution system.

Technical cost:	The cost incurred in making a capital expenditure excluding the cost of financing the expenditure.

Terawatt (TW):	1,000,000,000,000 watts (1,000,000 mega watts)

Terawatt hour (TWh):	One terawatt of power supplied or demanded for one hour.

Thermoelectric unit:	A generating unit that uses combustible fuel as the source of energy to drive the electric generator.

Volt:	The basic unit of electric force analogous to water pressure in pounds per square inch.

Volt ampere:	The basic unit of apparent electrical power.

Watt:	The basic unit of active electrical power.

Wet year:	A year in which hydrological conditions are favorable such that hydroelectric generation in that year is greater than average (10,600 GWh).

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

At our General Meeting held on May 12, 2000, our shareholders approved the change of our share nominal value to 1 euro. Our nominal share capital remained 3,000,000,000 euros.

In addition, shareholders approved at this General Meeting a 5-for-1 stock split of our ordinary shares. Consequently, the share capital is now represented by 3,000,000,000 shares with a nominal value of 1 euro.

Item 15.	Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2003 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

[Reserved]

Item 16A.	Audit Committee Financial Expert

Our board of directors has reviewed the qualifications and backgrounds of each member of the audit committee and determined that, although no one member of the audit committee is an “audit committee financial expert” within the meaning of Item 16A of this annual report, the combined qualifications and experience of the members of the audit committee give the audit committee collectively the financial expertise necessary to discharge its responsibilities.

Item 16B.	Code of Ethics

We have not adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934. Under Portuguese law, a director must act diligently and with due care, always seeking to promote the company’s interest while taking due account of the interests of shareholders and employees. A director will be liable to the company, the company’s shareholders and third parties for any damages caused by a breach of these duties. Our senior executive and financial officers are bound by these standards, which we believe have a purpose and function that is substantially similar to a code of ethics within the meaning of Item 16B. Additionally, we plan to adopt a code of ethics within the meaning of Item 16B by the end of 2004.

Item 16C.	Principal Accountant Fees and Services

AUDIT AND NON-AUDIT FEES

The following table sets forth the fees billed to us by our principal independent auditors, PwC, during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003
Audit fees	768,807	660,031
Audit-related fees	144,510	548,102
Tax fees	0	0
Other fees	0	0

Total fees	913,317	1,208,133

Audit fees in the above table are the aggregate fees billed by PwC in connection with the audit of our consolidated annual and interim financial statements and audit work performed for our major subsidiaries in Portugal and Brazil. In addition, other audit fees were incurred in 2002 and 2003 for audit work performed to the individual financial statements of other Portuguese subsidiaries by local Portuguese audit firms, in the amount of approximately € 585,000 for 2002 and € 460,000 for 2003, and for audit work performed by Deloitte Brazil for some of our Brazilian subsidiaries in the amount of approximately € 100,000 for 2002 and € 91,000 for 2003.

Audit-related fees in the above table are the aggregate fees billed by PwC for work on our annual report on Form 20-F, the implementation of provisions of the Sarbanes-Oxley Act of 2002 and work on our Smart Close process. In addition, in 2003 we incurred other audit-related fees of € 255,000 related to work performed by Deloitte Brazil and Deloitte Portugal in relation to the calculation of the fair value of EDP Group’s investments in Brazil.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our board of directors has not established pre-approval policies and procedures for the engagement of our independent auditors for services. Our board of directors expressly approves on a case-by-case basis any engagement of our independent auditors for audit or non-audit services provided to our subsidiaries or to us. According to the internal regulations of our audit committee, this committee is required to provide a proposal to our board of directors in relation to the engagement of auditors and their fees.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.	Financial Statements

Our financial statements have been prepared in accordance with Item 18 hereof.

Item 18.	Financial Statements

Index to Financial Statements and Schedules

Item 19.	Exhibits

Index to Exhibits

1.1	Amended and Restated Articles of Association of EDP, together with an English translation thereof (incorporated by reference to our registration statement on Form F-3 (file no. 333-12620) filed on October 20, 2000).

2.1	Amended and Restated Articles of Association of EDP (see Exhibit 1.1).

2.2	Deposit Agreement dated June 16, 1997 among Citibank, N.A. EDP and the holders from time to time of American Depositary Receipts (“ADR”) (incorporated by reference to our registration statement on Form F-1 (file no. 333-6928) filed on May 16, 1997).

2.3	Amendment No. 1 dated September 8, 2000, to the Deposit agreement dated June 16, 1997 among Citibank, N.A., EDP and the holders from time to time of ADRs (incorporated by reference to our registration statement on Form F-3 (file no. 333-12620) filed on October 20, 2000).

2.4	Amended form of ADR (included in Exhibit 2.3).

2.5	Certain documents relating to EDP Finance B.V. Programme for the Issuance of Debt Instruments (incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 1999).

2.6	Certain documents relating to amendment and increase of EDP Finance B.V. Programme for the Issuance of Debt Instruments (incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000).

2.7	Certain documents relating to EDP Finance B.V. Euro-Commercial Paper Programme (incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000).

2.8	Other than as provided in Exhibits 2.5 and 2.6, the total amount of long-term debt securities of EDP authorized under any instrument does not exceed ten per cent of the total assets of the EDP Group on a consolidated basis. EDP agrees to provide to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of EDP that are not filed as exhibits to this annual report.

4.1	License for Sines Power Plant, together with English translation thereof (incorporated by reference to our registration as Form F-1 (file no. 333-6928) filed on May 16, 1997).

4.2	Power Purchase Agreement, dated December 20, 1994, between REN and TURBOGÁS-Produtora Enérgica, S.A. (incorporated by reference to our registration statement on Form F-1 (file no. 333-6928) filed on June 16, 1997).

4.3	Energy Management Agreement, dated December 1993, between REN and Transgás-Sociedade

Portuguesa de Gás Natural, S.A. (redacted version; subject to confidential treatment request); incorporated by reference to our registration statement on Form F-1 (file no. 333-6928) filed on June 12, 1997).

4.4	Supplemental Agreement to the Power Purchase Direct Agreement for the CCGT Power Station at Tapada do Outeiro (incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 1999).

8.1	Subsidiaries of EDP.

12.1	Certifications pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to 18 U.S.C. § 1350 as adopted by section 906 of the Sarbanes-Oxley Act of 2002.

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has fully caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

EDP – Electricidade de Portugal

Date: June 30, 2004	/s/ João Ramalho Talone
João Ramalho Talone Chief Executive Officer

Date: June 30, 2004	/s/ Rui Miguel Horta e Costa
Rui Miguel Horta e Costa Chief Financial Officer

PricewaterhouseCoopers Avenida da Liberdade, 245 - 8º A 1269 - 034 Lisboa Portugal Tel +351 21319 70 00 Fax +351 21316 11 14

To the Board of Directors of

EDP – Electricidade de Portugal, S.A.

Report of Independent Registered Public Accounting Firm

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss account, consolidated statement of cash flows and changes in consolidated statement of shareholders’ equity present fairly, in all material respects, the financial position of EDP – Electricidade de Portugal, S.A. and its subsidiaries at December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Portugal. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Additionally, as described in Note 2 to the accounts, the Company has changed its accounting policy for recognition and measurement of financial instruments and impairment of assets during the year ended December 31, 2003.

Accounting principles generally accepted in Portugal vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the Note 39 to the consolidated financial statements.

/s/ PricewaterhouseCoopers

Lisbon, Portugal

March 15, 2004, except for the contents of Note 40,

as to which date is June 29, 2004

PricewaterhouseCoopers - Auditores e Consultores, Lda.

Sede: Avenida da Liberdade 245 8º A, 1269 - 034 Lisboa

Contribuinte nº. 504193279 Capital social Euros 750.000

Matriculada na Conservatória do Registo Comercial sob o nº. 7297

EDP - ELECTRICIDADE DE PORTUGAL, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets as at December 31, 2003 and 2002

	Notes	2003 USD’000 (*)	2003 Euro’000	2002 Euro’000
Assets

Cash and cash equivalents	4	349,883	287,496	213,973
Accounts receivable - trade, net	5	1,348,514	1,108,064	970,860
Accounts receivable - other, net	6	793,293	651,843	740,543
Inventories	7	193,790	159,236	150,305
Prepaid expenses and other current assets		—	—	1,772

Total Current Assets		2,685,480	2,206,639	2,077,453

Long term receivables	8	530,420	435,842	260,584
Investments, net	9	1,974,523	1,622,451	1,965,984
Fixed assets, net	10	14,179,996	11,651,599	11,204,237
Other assets, net	11	3,327,446	2,734,138	2,616,932

Total Non-Current Assets		20,012,385	16,444,030	16,047,737

Total Assets		22,697,865	18,650,669	18,125,190

Liabilities and Shareholders’ Equity

Short term debt and current portion of long term debt	12	1,921,801	1,579,130	1,887,033
Accounts payable - trade	13	952,456	782,626	1,018,571
Accounts payable - other	14	227,898	187,262	173,677
Accrued cost	15	287,862	236,534	294,499
Taxes payable	16	327,498	269,103	49,752
Deferred revenue	17	286,925	235,764	94,855

Total Current Liabilities		4,004,440	3,290,419	3,518,387

Long term debt	12	7,196,826	5,913,579	6,107,042
Accrued pension and post retirement liabilities	18	684,274	562,263	608,256
Deferred revenue and other liabilities	19	3,605,253	2,962,410	2,008,013

Total Non-Current Liabilities		11,486,353	9,438,252	8,723,311

Total Liabilities		15,490,793	12,728,671	12,241,698

Minority interests	20	287,802	236,485	65,199
Hydrological correction account	21	471,595	387,506	324,111

Share capital	22	3,651,000	3,000,000	3,000,000
Treasury stock	24	(59,657)	(49,020)	(43,494)
Reserves and retained earnings	25	2,392,522	1,965,918	2,202,460
Consolidated net profit	25	463,810	381,109	335,216

Total Shareholders’ Equity		6,447,675	5,298,007	5,494,182

Total liabilities and Shareholders’ equity		22,697,865	18,650,669	18,125,190

(*)	Converted at 1.217 USD

See accompanying notes to the Consolidated Financial Statements

EDP - ELECTRICIDADE DE PORTUGAL, S.A. AND SUBSIDIARIES

Consolidated Profit and Loss Account

for the years ended December 31, 2003, 2002 and 2001

	Notes	2003 USD’000 (*)	2003 Euro’000	2002 Euro’000	2001 Euro’000
Revenues
Sales	26	7,857,391	6,456,361	5,988,140	5,299,242
Services rendered	26	634,251	521,159	398,417	351,132

		8,491,642	6,977,520	6,386,557	5,650,374

Operating costs and expenses, net
Raw materials and consumables	26	4,771,913	3,921,046	3,687,097	3,078,864
Personnel costs	27	786,956	646,636	624,771	591,973
Depreciation and amortization	28	1,029,085	845,592	739,541	664,691
Supplies and services	29	769,774	632,518	675,070	651,230
Own work capitalized	30	(286,753)	(235,623)	(241,769)	(232,519)
Concession and power-generating rents		213,758	175,643	158,176	149,114
Provisions	31	92,134	75,706	100,645	115,986
Other operating expenses / (income)	32	12,486	10,260	(5,678)	(42,498)

		7,389,353	6,071,778	5,737,853	4,976,841

Operating Margin		1,102,289	905,742	648,704	673,533

Interest and related income	33	376,083	309,025	381,720	251,422
Interest and related expenses	33	(813,011)	(668,045)	(604,564)	(456,755)
Other non-operating income / (expenses)	34	(17,577)	(14,443)	(138,939)	125,989

Profit before tax		647,784	532,279	286,921	594,189

Provision for income taxes	35	291,173	239,255	171,168	244,012
Provision for deferred taxes	35	(53,208)	(43,721)	571	(41,059)

Profit after tax		409,819	336,745	115,182	391,236

Minority interests		(53,992)	(44,364)	(220,034)	(59,559)

Consolidated Net Profit		463,811	381,109	335,216	450,795

Net Profit per share - Basic - Euros	22	0.15 USD	0.13 euros	0.11 euros	0.15 euros

(*)	Converted at 1.217 USD

See accompanying notes to the Consolidated Financial Statements

EDP - ELECTRICIDADE DE PORTUGAL, S.A. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

for the years ended December 31, 2003, 2002 and 2001

	2003 USD’000	2003 Euro’000	2002 Euro’000	2001 Euro’000
Cash Flow from Operating Activities
Operating activities :
Cash receipts from customers	8,362,401	6,871,324	6,215,764	5,350,306
Cash paid to suppliers	(5,178,720)	(4,255,316)	(4,085,818)	(3,336,852)
Cash paid to staff	(860,703)	(707,233)	(685,792)	(632,241)
Concession rents paid	(209,019)	(171,749)	(158,176)	(149,114)

Cash flows provided by operating activities	2,113,959	1,737,026	1,285,978	1,232,099

Income tax received / (paid)	(177,722)	(146,033)	(277,444)	(111,607)
Other variations of operating	181,338	149,004	(62,527)	121,177

	3,616	2,971	(339,971)	9,570

Cash flow before Extraordinary items	2,117,575	1,739,997	946,007	1,241,669

Proceeds in respect of extraordinary items	203,007	166,809	28,026	16,779
Payments in respect of extraordinary items	(162,113)	(133,207)	(76,363)	(37,274)

	40,894	33,602	(48,337)	(20,495)

Net Cash flow provided by Operating Activities	2,158,469	1,773,599	897,670	1,221,174

Cash Flow from Investing Activities
Cash receipts resulting from:
Investments and long term-receivables	555,950	456,820	193,377	175,839
Tangible and intangible fixed assets	40,896	33,604	77,603	5,710
Fixed assets subsidies	90,130	74,059	56,448	132,106
Interest	16,145	13,266	4,083	—
Dividends	44,619	36,663	40,042	16,831
Disposal of investments in subsidiaries	—	—	315,000	—

	747,740	614,412	686,553	330,486

Cash payments resulting from:
Investments	(49,409)	(40,599)	(55,511)	(734,091)
Tangible fixed assets	(1,137,667)	(934,813)	(931,346)	(709,201)
Intangible fixed assets	(82,650)	(67,913)	(42,981)	(130,178)
Aquisition of subsidiaries and associates	(121,986)	(100,235)	(798,124)	—

	(1,391,712)	(1,143,560)	(1,827,962)	(1,573,470)

Net Cash Flow used in Investing Activities	(643,972)	(529,148)	(1,141,409)	(1,242,984)

Cash Flow from Financing Activities
Cash receipts resulting from:
Loans obtained	16,349,978	13,434,657	12,905,666	4,639,262

	16,349,978	13,434,657	12,905,666	4,639,262

Cash payments resulting from:
Loans repaid	(16,823,088)	(13,823,408)	(11,884,708)	(4,040,265)
Interest and similar costs	(555,036)	(456,069)	(375,734)	(254,104)
Dividends	(326,491)	(268,275)	(337,675)	(415,922)
Acquisition of treasury stock	(6,725)	(5,526)	(10,399)	(25,057)

	(17,711,340)	(14,553,278)	(12,608,516)	(4,735,348)

Net Cash Flow used in Financing Activities	(1,361,362)	(1,118,621)	297,150	(96,086)

Variation of cash and cash equivalents	153,135	125,830	53,411	(117,896)

Effect of currency translation differences	(32,836)	(26,981)	7,857	(9,681)
Cash and cash equivalents at the beginning of the period	(495,634)	(407,259)	(468,527)	(340,951)

Cash and cash equivalents at the end of the period (*)	(375,335)	(308,410)	(407,259)	(468,528)

(*)	See note 4 to the Financial Statements, detailing the breakdown of ‘Cash and Cash equivalents’

See accompanying notes to the Consolidated Financial Statements

EDP - ELECTRICIDADE DE PORTUGAL, S.A. AND SUBSIDIARIES

Changes in Consolidated Statements of Shareholders' Equity

for the years ended December 31, 2003, 2002 and 2001

	(Thousands of Euros)
	Total Shareholders’ Equity	Share capital	Legal and special reserve	Reserves and retained earnings	Fair value reserves and other valuation	Treasury stock
Balance as at December 31, 2000	6,204,730	3,000,000	259,641	2,953,127	—	(8,038)

Transfer to reserves:
Legal and special reserves	—	—	27,449	(27,449)	—	—
Dividends paid (Eur 0.14 per share)	(418,990)	—	—	(418,990)	—	—
Purchase and sale of treasury stock	(25,057)	—	—	—	—	(25,057)
Net profit for the year	450,795	—	—	450,795	—	—
Other reserves arising on consolidation	(114,720)	—	—	(114,720)	—	—

Balance as at December 31, 2001	6,096,758	3,000,000	287,090	2,842,763	—	(33,095)

Transfer to reserves:
Legal and special reserves	—	—	22,541	(22,541)	—	—
Bonus to employees	(22,073)	—	—	(22,073)	—	—
Dividends paid (Eur 0.11 per share)	(337,675)	—	—	(337,675)	—	—
Purchase and sale of treasury stock	(10,399)	—	—	—	—	(10,399)
Net profit for the year	335,216	—	—	335,216	—	—
Exchange differences arising on consolidation	(300,028)	—	—	(300,028)	—	—
Fair value of investments available for sale	(268,975)	—	—	—	(268,975)	—
Other reserves arising on consolidation	1,358	—	—	1,358	—	—

Balance as at December 31, 2002	5,494,182	3,000,000	309,631	2,497,020	(268,975)	(43,494)

Transfer to reserves:
Legal and special reserves	—	—	16,760	(16,760)	—	—
Bonus to employees	(25,062)	—	—	(25,062)	—	—
Dividends paid (Eur 0.09 per share)	(268,275)	—	—	(268,275)	—	—
Purchase and sale of treasury stock	(5,526)	—	—	—	—	(5,526)
Net profit for the year	381,109	—	—	381,109	—	—
Deferred taxes (see note 8)	(252,296)	—	—	(252,296)	—	—
Effects arising from the implementation of IAS 36 and 39 in EDP Group:
- Financial instruments / Derivatives	131,181	—	—	131,181	—	—
- Reclassification of impairment of BCP in 2002(*)	—	—	—	(247,750)	247,750	—
- Fair value of investments available for sale	10,758	—	—	—	10,758	—
- Reversion of Fair value of Iberdrola in 2002	21,223	—	—	—	21,223	—
Exchange differences arising on consolidation	(193,032)	—	—	(193,032)	—	—
Other reserves arising on consolidation	3,745	—	—	3,745	—	—

Balance as at December 31, 2003	5,298,007	3,000,000	326,391	2,009,880	10,756	(49,020)

(*)	This reclassification is caused by the implementation of IAS 39 and IAS 36 in 2003, specifically the application of the concept of impairment loss in the event of conditions that can be considered as being of a permanent nature. It is considered that the depreciation in value of the financial investment in BCP has these characteristics and, consequently, that the impairment loss would be recorded within retained earnings in the opening balance sheet of 2003, whilst the amount remains within equity as a fair value adjusted for 2002 in accordance with the principles of adopting new standards within the Portuguese accounting framework.

See accompanying notes to the Consolidated Financial Statements

EDP - ELECTRICIDADE DE PORTUGAL, S.A. AND SUBSIDIARIES

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

1. The business operations of the EDP Group

The EDP Group operates mainly in the Iberian and Brazilian markets in the electricity and telecommunications sectors.

Activity in the Energy Sector on the Iberian Peninsula

In Portugal, the National Electricity System (SEN) is based on the coexistence of a Public Service Electricity System (SEP) and of an Independent Electricity System (SEI), the latter comprising the Non-binding Electricity System (SENV) and the Special Regime Producers (PRE).

The SEP comprises the National Transport Network (RNT), Binding Producers, Binding Distributors and Binding Customers. The RNT, under concession to REN - Rede Eléctrica Nacional, S.A., is in charge with providing electricity transport and with the overall technical management of the SEP. Binding Producers are tied to RNT by long-term exclusive supply contracts. Binding Distributors are obliged to supply their customers in accordance with fixed prices, under the law, by the Energy Services Regulatory Entity (ERSE). Binding Customers are entities and individuals that cannot opt for a SENV supplier (currently low-tension consumers), or either those that are able to do so, but opt to acquire electricity from their respective binding distributor under conditions determined by the ERSE. The SENV essentially comprises Non-binding Producers and Non-binding Customers, the latter being entitled to use the SEP networks using fixed tariffs determined by ERSE under the terms of the law.

Special Regime Producers operate in the renewable energies and cogeneration areas, delivering their electricity to the SEP networks under special legislation. In accordance with the law, the ERSE is in charge with exercising the regulation of the sector, through the preparation, issue, and application of regulations, and also through the definition of the tariffs both for the use of infrastructure and for the supply of electricity to SEP customers. Through the generation and distribution companies, the EDP Group plays a fundamental role in the entire SEN, and has a relevant position within the SEP, and also owns generation companies that operate within the SEI both at the level of the SENV and at the level of the PREs.

In Spain, the EDP Group has a 40% shareholding in Group Hidroeléctrica del Cantábrico, S.A. (Hidrocantábrico), a company in which it undertakes operational management. Hidrocantábrico is the parent company that carries on the business in the electricity (generation, transport, distribution and supply), gas (distribution and supply) and telecommunications sectors. This EDP shareholding in Hidrocantábrico constitutes part of a reasoning for the integration and consolidation of the Iberian energy market.

Activity in the Energy Sector in Brazil

In Brazil, the EDP Group operates in the electricity sector, namely in generation, distribution and supply. In distribution it has a 96.5% shareholding in Bandeirante Energia S.A., and 99.97% of IVEN, S.A., which controls Escelsa Espírito Santo Centrais Eléctricas, S.A., and Enersul Empresa Energética do Mato Grosso do Sul S.A.

In the electricity generation sector, the EDP Group has holdings in Usina Hidroeléctrica (UHE), Lajeado (27.65%), Usina Termoeléctrica (UTE) and Fafen (79.6%); in partnership with the Rede Group of Brazil was successful in the auctions for the concession of the construction and operation of Peixe Angical and Couto Magalhães hydroelectric power stations.

In the supply business, in addition to the business carried on by the distribution companies, the EDP Group operates in the electricity trading market through Enertrade, a wholly owned Group company.

Low-tension Electricity Distribution Concession Regime

In accordance with specific legislation (Decree-Law 344-B/82), the right to distribute low-tension electricity in Portugal is in the hands of the municipalities (local authorities). However, EDP is allowed to carry on this activity, under concession, by entering into concession contracts generally with a 20 year term, which can be revoked with 2 years notice. Since 1994, when EDP was restructured as a Group by splitting into new companies, these concession terms were maintained in relation to the 4 electricity distribution companies set-up at that time and later merged in 2000 into EDP Distribuição S.A. In respect to these concessions, a rent is paid to the concessor municipalities.

Activity in the Telecommunications Sector

In the telecommunications sector, the EDP Group holds 56.03% of the share capital of ONI SGPS (ONI), the remaining capital is held by BCP, GALP Energia and Brisa. ONI operates in fixed telecommunications, providing voice and data services in the Portuguese market (both corporate and residential customers) and in the Spanish market (in the corporate segment).

Activity in the Information Technologies Sector

The EDP Group operates in the information technologies through EDINFOR - Sistemas Informáticos S.A., a wholly owned subsidiary which holds 57.8% of ACE, engaged namely in consultancy, systems integration, processing, application outsourcing, IT infrastructure, georeferenced solutions, printing solutions, and finishing.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

Public Domain Assets

In Portugal some fixed assets allocated to electricity generation and distribution within the SEP are subject to the public domain regime. Howhever, EDP has the authority to operate and manage these assets in the binding sector only, and never for any other purpose. In Brazil the fixed assets used in the distribution and supply of electricity are tied to those services and cannot be withdrawn, sold, assigned or mortgaged without the prior express consent of the Regulator. ANEEL has already created regulations releasing the assets of the Public Electricity Service concessions, granting prior authorisation for the release of assets of no use to the concession, provided they are to be sold, further determining that the product of the sale be deposited in a tied bank account, to be used in the concession.

2. Accounting policies

a) Basis of presentation

The Group’s parent company, EDP – Electricidade de Portugal, S.A. (hereinafter known as EDP), was incorporated in 1976 as a consequence of the nationalisation and consequent merger of the principal companies of the electricity sector operating in mainland Portugal. Its registered office is in Lisbon at Praça Marquês de Pombal, 12, 6º. During 1994, as established by Decree-Law 7/91 and 131/94, the EDP Group was established (hereinafter known as EDP Group or Group) following the split of EDP, which led to a number of subsidiaries wholly owned by EDP itself, directly or indirectly. The Group’s businesses are currently focused on the generation, distribution and supply of electricity, on the distribution and supply of gas, on telecommunications and on information technologies. Although complementary, the Group currently operates as well in related areas such as water, engineering, laboratory tests, vocational training and property management.

The Consolidated Financial Statements of the EDP Group have been prepared in accordance with accounting principles generally accepted in Portugal (“Portuguese GAAP”), except as provided in notes 9, 18, 37 and 39, particularly as a result of the adoption of International Accounting Standards IAS 19, IAS 22, IAS 32, IAS 36 and IAS 39. The Consolidated Financial Statements have been prepared from the accounting records of EDP and its subsidiary companies listed below. Portuguese GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). A description of these differences and their effects on consolidated net income and shareholders’ equity are set forth in Note 40. The financial statements also include certain reclassifications and additional disclosures in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United States of America.

The accounting standards are consistent with those applied in the previous year, except for the changes resulting from the early adoption of IAS 32, IAS 36 and IAS 39.

The translation of the euro amounts into U.S. dollars is disclosed in the accompanying financial statements solely for the convenience of the readers and has been made at the rate of US$ 1,217 to Euro 1.00, the exchange rate at June 24, 2004. No representation is made that the euro amounts could have been, or could be, converted into U.S. dollars at that or any other rate.

The preparation of the financial statements in conformity with Portuguese GAAP, together with the reconciliation to U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Some of the more significant estimates and assumptions relate to the hydrological correction account, depreciation and impairment of long lived assets, fair value of financial investments, provision for employee retirement benefits and deferred taxes. Actual results could differ from those estimates.

c) Basis of consolidation

The consolidated financial statements reflect the assets, liabilities and results of EDP, S.A., and of its subsidiary companies, as defined in Note 7, and the proportional part of assets, liabilities and results of joint ventures in respect of the years ended December 31, 2003 and 2002.

Shareholdings in subsidiaries

Shareholdings in subsidiaries and in companies in which the Group directly or indirectly holds more than 50% of the voting rights at General Meetings of Shareholders or is able to control the financial and operating policies of a company have been included in the consolidated financial statements using the purchase method. The subsidiaries are included in the consolidation as from the date on which control is acquired up to the date on which it actually ends. The purchase method is used in accounting for the acquisition of subsidiaries. The acquisition cost corresponds to the fair value of the assets delivered, shares issued and liabilities assumed on the date of acquisition, plus those costs directly attributable to the acquisition.

Intra-group transactions, dividends distributed between Group companies, balances and unrealized gains on transactions between Group companies are eliminated. The value corresponding to the third-party holdings is carried under minority interests. The results of subsidiaries acquired or sold during the year are included in the profit and loss account from the date they are included in the consolidation perimeter up to the date of their sale. The companies consolidated using the purchase method are detailed in Note 9.

Shareholdings in associate companies under the form of joint control

The interests of the Group in jointly-controlled entities are consolidated using the proportional method, namely Hidrocantábrico. The Group consolidates its proportion of costs and revenues, of the assets and liabilities and of the cash flows of the joint undertakings on a line-by-line basis with the respective similar components of the Group’s financial statements.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

Shareholdings in associated companies

Investments in associated companies are carried at the value resulting from the application of the equity method criteria. The differentials attributed by way of fair values are addicionally considered. In accordance with this method, the consolidated financial statements include the Group’s share of the total gains and losses recognised from the date on which significant influence begins up to the date on which it actually ends. Associates are entities in which the Group holds between 20% and 50% of the voting rights, or over which the Group has significant influence, although cannot exercise control over them. Unrealised gains or losses on transactions between the Group and its associates are eliminated.

The Group’s investment in associates includes goodwill (net of accumulated amortisation) on the acquisition. When the share of the losses of an associate exceeds the investment in the associate, the Group recognises additional losses, if the Group shall have to incur in additional liabilities in benefit of the associate.

Shareholdings in subsidiaries resident abroad

In the consolidation, the value of assets and liabilities of subsidiaries resident abroad are recorded at their value in euros translated at the official exchange rates ruling on the balance sheet date. The results of the subsidiaries are consolidated using their value in euros at the average monthly exchange rate for the year. Currency differences resulting from translation into euros of the balance sheet at the beginning of the year and of the results of the year, at the official exchange rate ruling on the balance sheet date, are recorded against reserves.

Goodwill

The Goodwill arising from the acquisition of shareholdings in subsidiaries and associates is defined as the difference between cost and the proportional fair value of the assets acquired. Positive Goodwill is recorded under intangible assets and amortized over the estimated useful life, usually of 20 years. Negative Goodwill is recorded in the same way, unless it can be attributed to future losses or to items of fixed assets. The value of the Goodwill carried on the balance sheet, as an intangible fixed asset, is reviewed annually, and adjustments are made in respect of permanent loss of value as necessary.

Concession rights in Brazil (investments in Bandeirante, Escelsa and Enersul)

The Concession rights in Brazil, namely the investments in Bandeirante, Escelsa and Enersul, are the result of the application of calculations and methodologies identical to those of the Goodwill, that is, the difference between the cost and the proportional fair value of the assets acquired. Concession rights are recorded under intangible fixed assets and are amortized over the useful life of the concession, usually of 30 years.

d) Investments – Implementation by the EDP Group of International Accounting Standard 39 to financial instruments

Departing from accounting principles generally accepted in Portugal, the EDP Group has made early implementation of “International Accounting Standard 39 - Recognition and Measurement of financial instruments” during fiscal year of 2003, having calculated the retroactive effects as to December 31, 2002. Consequently, the EDP Group classifies its investments in accordance with this international accounting standard, particularly with regard to the types of financial instruments and their recognition and measurement, carrying them under the following categories of financial assets: Trading; Held to maturity; and Available for sale. The classification depends on the purpose for which the investments were acquired.

The Board of Directors determines the classification of these investments on the date of acquisition and re-assesses this classification on a regular basis.

Trading account securities

Investments acquired primarily for the purpose of being traded in the very short term are classified as Trading Securities and are recorded as current assets. For the purpose of these consolidated financial statements, short term is defined as 3 months. Realized and unrealized gains and losses caused by changes to the fair value of trading securities are recorded in the profit and loss account during the period in which they occur.

Medium and long-term investment portfolio (investment securities available for sale)

Investments expected to be held for an undetermined period of time and that can be sold to meet liquidity requirements or in the event of changes to interest rates, are classified as Available for sale under non-current assets, unless the board of directors has the express intention of holding the investments during a period of less than 12 months from the balance sheet date or if there is a need to sell them to generate operating capital, in which case they are carried under current assets. Acquisition cost includes transaction costs. Investments available for sale are accounted at their fair value.

Unrealised gains and losses caused by changes to the fair value of investments classified as available for sale are recognised against reserves. The fair value of investments is based on the listed prices or on amounts derived from cash-flow models. The fair values of unlisted shareholders’ equity instruments are estimated using applicable price/earnings or price/cash-flow ratios, adjusted to reflect any specific circumstances of the securities’ issuers. Shares for which fair values cannot be reliably measured are recognised at cost less impairment losses.

When instruments classified as available for sale are sold or subject to impairment losses, the cumulative adjustments of fair value are accounted in the profit and loss account as gains or losses.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

e) Impairment of long-term assets

In addition to implementation of IAS 39, the EDP Group has implemented IAS 36, which deals with impairments. Tangible fixed assets and other non-current assets, including goodwill, concession rights and intangible fixed assets, are subject to annual review to determine the existence or otherwise of impairment when events or circumstances indicate that their carrying amount cannot be recovered. An impairment loss is recognised for the excess of the carrying amount of an asset over its recoverable amount, which is defined as the greater of the net value of the sale of the asset and its value in use. For the evaluation of possible impairment, assets are grouped together in the smallest identifiable group of assets generating separate cash flows.

f) Assets and liabilities expressed in foreign currencies

All assets and liabilities expressed in foreign currency have been translated into euros using the exchange rate ruling on the balance sheet date. Favourable and unfavourable currency translation differences caused by differences between the exchange rate ruling on the date of the transaction and those ruling on the collection, payment or balance sheet date are recorded as gains or losses in the profit and loss account.

g) Tangible fixed assets

Fixed assets owned by the Group

Tangible fixed assets, except those assets existing at the time of the split of EDP in 1994, which are carried at the amounts resulting from the valuation undertaken in 1992, are recorded at cost (acquisition or construction), net of accumulated depreciation. Fixed assets include financial costs and currency translation differences capitalised during the construction stage, resulting from loans taken out to finance them, as well as overheads.

Fixed assets contributed in kind/cash by third parties are amortized on the same basis and at the same rates as the Group’s other fixed assets, the respective counter costs compensated in extraordinary income, by the straight-line amortisation of such compensation (recorded under Accruals & Deferrals - Investment Subsidies) on the same basis and at the same rates as the respective contributed fixed assets. Current fixed asset repair and maintenance costs are considered costs for the year in which they are incurred. Expenditures on major repairs and improvements are treated as deferred costs and are amortised over a maximum period of 6 years.

The depreciation and amortisation rates are calculated on the straight-line basis taking into consideration the useful life of each type of fixed assets analysed as follows:

Rates in Years
Buildings and related improvements	8-50
Plant, machinery and equipment:
Hydroelectric generation	32-60
Thermoelectric generation	25-30
Renewables generation	30
Distribution	10-30
Other plant and equipment	5-10
Transport equipment	4-25
Administrative equipment	4-10
Other fixed assets	10-25

Fixed assets allocated to the EDP Distribuição concessions

Under the terms of Decree-Law 344-B/82, as mentioned in note 1, low-tension electricity distribution concessions do not involve the sale of the assets of the concessor municipalities, which remain their property, without prejudice to their allocation to operation by the Group. In accordance with the foregoing, the fixed assets allocated to the concession are carried under tangible fixed assets, with a contra entry under medium-and long-term liabilities (Other Debtors and Creditors - DL 344-B/82 Regularisation Account).

The amounts of these fixed assets are carried at the costs arising from the valuation made in 1992, net of accumulated depreciation. The fixed assets allocated to the concession are amortised on the same basis and at the same rates as those of the Company’s own fixed assets, the respective cost being compensated under extraordinary income (Note 27), by the reduction, on an equal amount, of the liability towards Municipalities carried under liabilities. The Group is responsible for the maintenance and repair of these fixed assets during the life of the concession contract, the costs being recorded in the same basis with those of the Group’s own fixed assets.

Multipurpose Hydroelectric Plants of Companhia Portuguesa de Produção de Electricidade (CPPE)

Multipurpose Hydroelectric Plants correspond to that part of the hydroelectric power stations built by the Group that is used for sundry purposes that do not lie within the scope of its electricity generating business (irrigation, water supplies to the population, etc.), and for this reason they are subsidised by the State. These fixed assets are carried at construction cost, which includes overheads, as indicated for the Group’s own fixed assets. These fixed assets are not amortised. The value attributed to the investment for which the State is responsible in multipurpose hydroelectric plants has been determined by application of provisional percentages to the accumulated direct costs of these facilities. Part funding received from State in respect of these facilities is carried under medium-and long-term liabilities.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

h) Financial investments in properties

Financial investments in Properties are carried at the amount of the valuation undertaken during 1992, the difference between this and historic costs have been recorded under revaluation reserves. These investments are amortised over the useful life of the property.

i) Intangible fixed assets

Excluding the goodwill and the concession rights in Brazil balances, intangible fixed assets include set-up costs, research and development costs, and intellectual property and other rights. These balances are amortized using the straight-line method over a period of three to six years.

Those investments that increase the performance of software programs over and above their original specifications are added to the original cost of the software. Software development costs recognised as assets are amortised using the straight-line method over their useful life, generally 3 to 6 years. The Group’s major corporate, information and managements IT systems developed on SAP platforms are amortised using the straight-line method over their useful life of 10 years.

j) Deferred costs

Deferred costs stated within other assets in the accompanying balance sheet, include amounts incurred in connection with the issuance of long term debt and major repairs and improvements to fixed assets. Debt issuance costs are amortized over the term of the bonds or long term debt. Costs for major repairs and improvements are amortized over a maximum period of six years.

k) Inventories

Stocks are carried at cost or at market price if less than cost, warehouse outgoings (consumption) are valued at average cost.

l) Recognition of costs and revenues

Costs and revenues are recorded during the year to which they relate regardless of when paid or received. Differences between amounts received and paid and the corresponding revenue and expenditure are recorded under accruals and deferrals. Revenues comprises the amounts invoiced on the sale of products or of services provided, net of value added tax, rebates and discounts, after elimination of intra-group sales. The invoicing of electricity sales is undertaken on a monthly basis. Monthly electricity invoices are based on real meter reading or on estimated consumptions based on the historic data of each consumer. In Portugal ERSE establishes the SEP electricity tariffs.

Revenues from the telecommunications businesses are recorded in the period which they occured. These services are billed monthly and invoiced based on real meter reading or on estimated consumptions based on actual traffic.

Interest earned is recognised using the accrual accounting principle, taking into account the amount owed and the real interest-rate during the period to maturity. Dividends are recognised based on a cash basis.

m) Accounts receivable

Accounts receivable are recorded at their net realisable amount, considering the necessary provisions for doubtful debt. These provisions are quantified and recorded based of the valuation of estimated losses from non-collection of accounts receivable at the end of each year.

n) Liabilities for holiday pay and holiday subsidies

The amount of liabilities for holiday pay and holiday subsidies and the respective Social Security charges for the current year, payable in the following year, are recorded as costs of the current year, against accrued costs.

o) Social benefits extended to EDP Group employees

The Group records costs resulting from pensions and associated charges in accordance with the IAS 19, replacing the Portuguese Accounting Directive 19, that results from the adoption to Portuguese law of the earlier version of IAS19. Social benefits are detailed in Note 18 to the consolidated financial statements, as is the quantification of the effects of such alteration.

EDP and some of its subsidiaries have a commitment to supplement retirement and survivors’ pensions to the extent that these are not covered by the government’s social security plan. Employees may apply for early retirement, subject to certain conditions relating to applicable regulations namely pre-defined age and length of service requirements being met.

Pension costs for defined benefit plans are recorded using the projected unit credit method. Under this method, the cost of providing pensions is charged to the profit and loss account to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans every year. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates of government securities that have terms to maturity approximating the terms of the related liability. Pension costs for defined contribution plans are expensed to income as incurred.

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

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

p) Hydrological correction account

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

The annual changes in the hydrological correction account consist of the following:

•	the difference between the economic costs of generating electricity and the economic reference costs is charged to REN for inclusion in the Binding Sector costs (prior to June 2000 this difference was charged to the income statement);

•	a financial charge associated with the hydrological correction account’s accumulated balance;

•	an adjustment, which may be either an income or an expense item, corresponding to the amount necessary to make the expected balance, in a time scale of 10 years, equal to an adequate reference level.

The amount of the accumulated balance and the movements during the year are approved by the Government on an annual basis.

q) Own work capitalized

Using specific criteria, costs incurred by the Group (essentially materials, staff costs and financial charges) in the construction of fixed assets on a cost-plus basis, which are recorded in the profit and loss account by nature of expense, are included under fixed assets with a contra entry in this account.

r) Treasury stock

The EDP Group periodically acquires own shares mainly to satisfy obligations in connection with Company stock option plans. Shares acquired are recorded at acquisition cost.

s) Dividends payable

Dividends payable are recorded in the Group’s financial statements during the year in which they are approved by the shareholders of the parent company – EDP, S.A.

t) Statements of cash flows

The statements of cash flows are prepared using the direct and indirect methods.

Cash and cash equivalents presented on the balance sheets represent highly liquid investments purchased with original maturities of three months or less. Cash and equivalents in the statements of cash flows include cash and cash equivalents, net of bank overdrafts.

u) Taxation

Income tax is calculated on the basis of the taxable income of companies included in the consolidation and considers deferred taxation. Deferred taxes are calculated, using the balance sheet liability method, on the temporary differences between the book values of assets and liabilities and their respective taxable bases.

The taxable base of assets and liabilities is determined so as to reflect the consequences of taxation resulting from the way in which the company expects, on the balance sheet date, to recover or to pay the recorded amount of its assets and liabilities. In determining deferred tax, the rate in effect or substantially activated on the balance sheet date in used. Recognised deferred tax assets are reduced to the recoverable amount that can be conpensated against future expected profits.

3. Financial-risk management policies

Financial-risk management

The businesses of the EDP Group are exposed to a variety of financial risks, including the effects of changes to market prices, exchange rates and interest rates. The Group’s exposure to financial risks lies essentially in its debt and derivatives portfolio, arising from the interest-rate risk, the exchange-rate risk and, to a limited extent, the risk of non-compliance by the counterparty in each operation.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

The maturity of the financial markets is analysed on an ongoing basis in accordance with the Group’s risk management policy. To minimise potential adverse effects on its financial performance, interest-rate and/or exchange-rate and derivatives instruments are employed, including collars (floors and caps).

The management of the financial risks of EDP, SA, and of EDP Finance, B.V. (and other entities) are undertaken by the central treasury in accordance with policies approved by the board of directors. Central treasury identifies, evaluates and submits to the Board for approval hedging mechanisms appropriate to each exposure. The board of directors is responsible for the definition of general risk-management principles and of exposure limits. All transactions undertaken using derivatives instruments require the prior approval of the board of directors, which defines the parameters of each transaction and approves formal documents describing the objectives.

Exchange-rate risk management

The Group operates internationally and is exposed to exchange-rate risk resulting from exposure to various currencies, mainly U.S. dollars and Brazilian reais. Currently, the exposure to the USD/EUR currency fluctuation risk results from the Brazilian companies that have financial debt expressed in US dollars. Debt contracted by the holding company is fully denominated in euros. Bonds issued by EDP Finance BV under the Medium Term Notes Programme in JPY and GBP are immediately converted into euros on the date of issue and to floating interest-rates through exchange-rate and interest-rate derivatives. Central Treasury is responsible for monitoring the evolution of the currencies referred above, seeking to mitigate the impact of currency fluctuations on the financial costs of the Group companies and, consequently on consolidated net profit, using exchange-rate derivatives and/or other hedging instruments, and restructuring these debts if required.

The Brazilian subsidiaries exposed to USD/BRL currency fluctuation through their debt in U.S. dollars use forward rate agreements and currency swaps to hedge this risk. Additionally, investments in the Brazilian subsidiaries, whose net assets are exposed to exchange-rate risks, are monitored through analysis of the evolution of the BRL/EUR exchange-rate. Given the long-term nature of investments in the Brazilian subsidiaries, the Group has decided not to use financial instruments to hedge the exchange-rate risk inherent to the investment in these subsidiaries. This position is further strengthened by the short-term nature of the exchange-rate fluctuations that have been seen. Nevertheless, these investment positions are duly monitored, taking into consideration the evolution of the respective exchange rates.

The policy implemented by the EDP Group consists of undertaking derivatives operations for the purpose of hedging risks with characteristics similar to those of hedged liability. The operations are monitored throughout their useful life and, periodically, their effectiveness in controlling and hedging the risk that gave rise to them is evaluated. At the same time, these operations are revalued to market on an ongoing basis.

Interest-rate risk management

The Group’s operating and financing cash flows are substantially independent from fluctuation of the interest-rate markets. The Group has no substantial volume of interest-earning assets. The aims of the interest-rate risk management policies are: i) to reduce debt financial charges and, subsequently; ii) to immunise the cash flows from debt market fluctuations by the settlement of derivatives instruments to fix the debt rates (swaps and caps), taking into consideration a comfortable margin compared with its regulated operating cash flows. Therefore, in floating-rate financing, the Group settles interest-rate instruments and derivatives to hedge cash flows associated with future interest payments, which have the effect of converting floating-interest rate loans into fixed-interest rate loans. Long-term loans settled at fixed rates are, when appropriate, converted into floating rates through interest-rate instruments and derivatives designed to reduce financial charges and to level them to market conditions. In addition to these derivatives operations, more structured collar operations are settled, as necessary, to mitigate exposure of debt cash flows to market rate fluctuations.

All these operations are undertaken on liabilities in the Group’s debt portfolio and mainly involve perfect hedging, through matching the periodicity of payments/revenues between the operations and also considering their principal repayment profiles. The Group has a portfolio of interest-rate derivatives with maturities between approximately 1 and 15 years, and does not intend to cancel them before the date initially planned. The Group’s Central Treasury undertakes sensitivity analyses of the fair value of financial instruments to interest-rate fluctuations.

Counter party credit-rate risk management in financial transactions

The EDP Group policy in terms of the counter party risk of financial transactions is governed by an analysis of the technical capacity, competitiveness, credit notation and exposure of each counter-party, avoiding significant concentrations of credit risks. Counter parties in derivatives and financial transactions are restricted to high-quality credit institutions, therefore, the Group does not believe that there is significant risk of counter party non-compliance. No collateral is required in these transactions.

The Group has adopted the best market practices in respect of documentation of its financial transactions. To this end, all derivatives operations are contracted under the ISDA Master Agreements, and bond issues are undertaken under a Debt Instrument Issue Programme. Regarding the third-party debt generated by the Group’s day-to-day business, the credit risks arise essentially from the legal obligation of providing continuous low-tension electricity to municipalities that normally incur delays insofar as payment is concerned. This risk is considered to be mitigated by the large number of customers and their diversity in terms of sectors of activity and by the large volume of residential customers.

Liquidity risk

The EDP Group undertakes prudent management of the liquidity risk, contracting and maintaining credit lines and financing facilities with a firm underwriting commitment by national and international financial institutions of high credit rating notation, allowing immediate, flexible access to funds. These lines are used to complement and backup national and international commercial paper programmes, allowing the Group’s short-term financing sources to be diversified.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

Accounting for financial instruments

The EDP Group implemented early “International Accounting Standard 39 Recognition and Measurement of Financial Instruments”, or IAS 39, for fiscal year 2003, having calculated the retroactive effects from December 31, 2002. Consequently, we classified our investments in accordance with this IAS 39, particularly with regard to the types of financial instruments and their recognition and measurement, carrying them under the following categories of financial assets: trading, held to maturity and available for sale. The classification depends on the purpose for which the investments were acquired. Our board of directors determines the classification of these investments on the date of acquisition and re-assesses this classification on a regular basis.

Changes in the fair value of derivatives identified as fair-value hedging instruments qualified as effective, are recognised as a gain or loss and taken to the profit and loss account together with the changes in the fair value of the asset or liability for which the hedging risk was attributed.

Changes in the fair value of derivatives identified and classified as cash-flow hedging instruments are recognised against reserves. When the planned transaction or firm commitment leads to recognition of an asset or liability, the gains and losses previously recorded against reserves are included in the initial measurement of the cost of the respective asset or liability. In any other case, the amounts recorded against reserves are transferred to the profit and loss account and classified as income or expense during the period in which the firm commitment or planned transaction impacted on the profit and loss account. For any transaction which, despite economic hedging in accordance with the Group’s risk-management policies, is not classified as hedging in accordance with IAS 39, the gains and losses are recognised in the profit and loss account during the period to which they refer.

On the date on which the hedging instruments expires or is sold, or when the hedging transaction no longer meets the requirements for hedge accounting in accordance with IAS 39, any cumulative gain or loss recorded against reserves is maintained until such time as the planned transaction or firm commitment is recognised the profit and loss account. If the planned transaction or firm commitment is no longer expected, the cumulative gain or loss reported against reserves is transferred to the profit and loss account.

The hedging of a net investment in a foreign entity is recorded in a manner similar to cash-flow hedging. If the hedging instrument is a derivative, any gain or loss on the hedging instrument in respect of the effective part of the hedge is recognised against reserves. The gain or loss on the ineffective part is recognised immediately in the profit and loss account. However, if the hedging instrument is not a derivative, all gains and losses on exchange-rate fluctuations are recognised against reserves.

To achive hedge accounting on the date of commencement of the transaction, the Group documents the relationship between the hedging instrument and the hedged items, as well as the respective risk-management objectives and strategies underlying the respective hedging transactions. This process includes the link between all derivatives identified as hedging instruments for assets and liabilities or for specific transactions or firm commitments. The Group also documents in its evaluation, at the inception of the hedge and during the life of the hedge, whether the derivatives used in the hedging transactions are highly effective to compensate the fair value or the cash flows of the hedged items.

Estimate of the fair value of financial instruments

The fair value of derivatives traded on liquid markets and of assets available for sale is based on their listed prices on the balance sheet date. The fair value of interest-rate swaps is calculated on the basis of the present value of future estimated cash flows.

The estimated value of future cash flows is used to determine the fair value of other financial instruments. The book values of financial assets and liabilities with a maturity of less than one year are assumed to be close to their fair values.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

4. Cash and cash equivalents

The balance Cash and cash equivalents is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
Cash:
- Cash in hand	20,375	1,427

	20,375	1,427

Bank deposits:
- Current deposits	116,205	27,428
- Short term deposits	6,963	9,860

	123,168	37,288

Negotiable securities:
- Other securities	56,291	92,691

	56,291	92,691

Other treasury placements:
- Financial products at domestic banks	85,300	82,367
- Financial products at foreign banks	2,368	206

	87,668	82,573

Provision	(6)	(6)

	287,496	213,973

With reference to the consolidated statement of cash flows, the breakdown for the purpose of determination and detailing the Cash and Cash equivalents components, is as follows:

	Group
	2003 Euro’000	2002 Euro’000
Cash components:
- Cash	20,375	1,427
- Bank deposits	123,168	37,288
- Negotiable securities	56,291	92,691

	199,834	131,406

Cash equivalents:
- Other treasury securities	87,668	82,573
- Overdrafts	(595,912)	(621,238)

	(508,244)	(538,665)

Cash and cash equivalents	(308,410)	(407,259)

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

5. Accounts receivable - Trade, net

This balance Accounts receivable - Trade, net is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
Resident customers:
State and official entities	36,234	29,353
Local authorities	31,041	32,652
Corporate sector and individuals	789,986	651,686
Unbilled receivables	85,193	106,227
Trade accounts - bills receivable	46	14

	942,500	819,932

Non-resident customers:
Corporate sector and individuals	158,490	142,280

	158,490	142,280

	1,100,990	962,212

Doubtful debt	188,689	159,511
Provision for doubtful debt	(181,615)	(150,863)

	1,108,064	970,860

6. Accounts receivable - Other, net

This balance is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
Other accounts receivable - Short term / Current
State and other public entities:
- Income tax	73,398	—
- Value added tax	100,730	102,657
- Other taxes	5,647	17,762
Other related companies	1,178	—
Advances to suppliers	2,478	3,298
Other debtors:
- Account with the Pension Fund	12,120	12,075
- Performance bonds and tied deposits	—	13,878
- Amounts owed to staff	8,536	7,092
- Amounts owed by the State and Concessors	6,879	9,523
- Debtors in respect of other goods and services	102,934	163,041
- Regulatory assets	51,732	51,062
- NAG/EDP Protocol - Alqueva	26,082	—
- Other debtors and sundry operations	7,344	136,724

	399,058	517,112

Provision for short-term debtors	(9,335)	(13,901)

	389,723	503,211

Accrued income
- Interest receivable	193,234	137,575
- For sales and services provided	7,368	49,997
- From hydrological correction account	—	16,113
- Other accrued income	61,518	33,647

	262,120	237,332

	651,843	740,543

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

7. Inventories

This balance is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
Merchandise	15,794	10,143
Purchases and advances on account of purchases	2,291	5,864
Finished and intermediate products	569	583
Products and work in progress	3,648	4,863
Sub-products, waste, residues and scrap	1,989
Raw and subsidiary materials and consumables:
Coal	24,920	38,827
Fuel	47,530	46,985
Other consumables	62,495	44,220

	159,236	151,485
Provision for inventories	—	(1,180)

	159,236	150,305

8. Long term receivables, net

The balance Long term receivables, net is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
Trade accounts receivable - Medium and long-term / Non Current:
Resident customers:
Customers - Local government - Debt at December 31, 1988 (i)	181,689	185,343
Corporate sector and individuals	5,017	—
Trade accounts - bills receivable	413	—

	187,119	185,343

Provision for local government customers at December 31, 1988	(101,322)	(101,322)

	85,797	84,021

Trade accounts receivable - Medium and long term / Non Current
Other related companies	—	18,744
Other debtors:
- Fixed assets in compensated integration (ii)	9,270	19,246
- Regulatory assets (iii)	275,608	71,290
- Performance bonds and tied deposits	44,991	29,771
- Other debtors and sundry operations	20,176	49,933

	350,045	188,984

Provision for medium-/long-term debtors - Non current	—	(12,421)

	350,045	176,563

	435,842	260,584

(i)	The amount of this heading is shown net of the compensation of debits related to assets undergoing integration to be transferred to the Group and of the rents owed by the Group on that date.
(ii)	Compensated fixed assets undergoing integration correspond to the net amounts, on integration date, of the debts of local authorities up to December 31, 1988, compensated by means of the respective assets undergoing integration (Tangible Fixed Assets under the regime of Decree-law 344-B/82). The transfer of these amounts to tangible fixed assets is awaiting formalisation of the concession contracts or debt regularisation protocols to be entered into by EDP and the local authorities.
(iii)	The regulatory assets heading shows the costs associated with the 2003 Human Resources Rationalisation Plan, which were accepted by the Energy Services Regulatory Entity as an investment amortizable over a period of 20 years, beginning in 2005.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

9. Investments

This balance is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
Shareholdings
Subsidiary companies	1,305	202,518
Associate companies	441,449	483,295
Medium/long-term investments (available for sale)	1,293,517	1,314,863
Other companies	58,441	81,635

	1,794,712	2,082,311

Investment in properties
Buildings and other constructions	1,417	536

	1,417	536

Other financial investments
Bank deposits	—	58
Public debt securities	19	19
Other securities	70,143	86,442
Other financial investments	4,029	5,085
Amounts recoverable for the sale of Oniway	39,667	70,000
Fixed assets in progress	—	2

	113,858	161,606

	1,909,987	2,244,453

Provision for financial assets :
Shareholdings	(285,790)	(276,734)
Other financial investments	(1,391)	(1,391)

	(287,181)	(278,125)

Amortization of investment in properties	(355)	(344)

	(355)	(344)

	(287,536)	(278,469)

	1,622,451	1,965,984

The financial investment in CERJ - Companhia de Electricidade do Estado do Rio de Janeiro SA, is carried net of the value of Goodwill amortized up to the year 2000, until which time the EDP Group held significant influence allowing it to account for the investment with the equity method. As of January 1, 2001, the EDP Group no longer holds such influence, holding since then 11.27% of the share capital. In accordance with the Portuguese Official Plan of Accounts, under these circumstances the equity method is no longer applicable, and the financial investment is therefore carried in the books as a cost method investment.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

The breakdown of Shareholdings is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
Investment in subsidiary companies:
EDP Investimendos, Lda	—	32,698
Calibre	—	137,898
135 Participações	—	3,093
Electra de Cabo Verde	—	27,213
Other	1,305	1,616

	1,305	202,518

Investment in associated companies:
DECA - Distribucion Eléctrica Centroamerica, SA	67,894	68,423
Companhia de Electricidade de Macau	65,129	—
REN - Rede Eléctrica Nacional, SA	254,223	236,366
Associated Companies of Hidrocantábrico Group	39,398	100,399
Portsines - Terminal de Sines	7,501	7,907
Turbogás - Produtora Energética	5,211	22,221
Other	2,093	47,979

	441,449	483,295

Medium-/long-term investment (available for sale)
CERJ - Companhia Eléctrica do Estado Rio Janeiro	97,767	97,767
Iberdrola	—	382,340
Galp, SGPS	328,211	322,566
BCP - Banco comercial Português	552,789	512,190
OPTEP (Optimus)	314,750	—

	1,293,517	1,314,863

Investments in other companies:
Elcogás	2,166	2,166
Tagusparque	1,097	1,097
Tejo Energia, SA	4,988	4,988
Valor Sul	2,469	2,469
Efacec	3,566	3,566
EDA - Eléctrica dos Açores	6,891	6,891
Costa Rica Energética, Lda	2,073	2,509
Other	35,191	57,949

	58,441	81,635

	1,794,712	2,082,311

During the end of September 2003 and the beginning of October 2003, the EDP Group sold its entire shareholding in Iberdrola, generating a book gain in the amount of Eur 17.8 million.

The Medium/long-term investments classified as investments available for sale, in the Group, results from the full implementation from January 1, 2003, for the first time, by the EDP Group, of IAS 39: Recognition and Measurement of Financial Instruments. Movements during the year, as well as the effects of this transition from the Portuguese accounting standards from 2003, are reviewed in the following points.

The year’s movements under the Medium/long-term investments classified as available for sale, in the Group, are recorded in the books as follows:

•	Gains on the investments are added to their acquisition cost

•	Provisions are set aside for losses on the investments, with a contra-entry against:

•	profit and loss, in the case of non-temporary potential losses (impairment);

•	reserves, in the case of potential temporary losses.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

As at December 31, 2003, the breakdown of the Medium/long-term investments classified as available for sale in the Group is analysed as follows:

	Group
	Carrying value Euro’000	Market value Euro’000	Unrealized gain Euro’000	Unrealized loss Euro’000
CERJ - Companhia Eléctrica do Estado Rio Janeiro	97,767	88,717	—	(9,050)
Galp, SGPS	322,566	328,211	5,645	—
BCP - Banco comercial Português	552,789	277,149	—	(275,640)
OPTEP (Optimus)	315,000	314,749	—	(251)

	1,288,122	1,008,826	5,645	(284,941)

As an immediate consequence of the full implementation by the EDP Group, for the first time, of IAS 39: Recognition and Measurement of Financial Instruments, the Medium/long-term investments classified as investments available for sale in the Group, includes booking of an asset consisting of the whole of the holding in OPTEP (whose assets included 25.72% of the share capital of Optimus SA), and a liability of the EDP Group to the entity that acquired this asset in 2002, since there is with the latter an agreement which includes an “adjustment mechanism of the selling price of Optimus/OPTEP”. Consequently, in accordance with IAS 39, it cannot be classified as a definitive sale/commitment. In accordance with the international standard, the assets sold in 2002 are recorded in full under assets, and the respective liability, also in full, and the price fluctuations are recognized as ‘investments available for sale’ for as long as the referred clause remains in force up to March 22, 2005.

During 2003 the following changes took place to the consolidation structure of the EDP Group:

•	In the wake of Hidrocantábrico (HC) taking control of 62% of the share capital of the Naturcorp Group, as a result of a privatisation process finalised at the end of 2003, the Naturcorp Group was included in the accounts of the HC Group using the purchase method, and consequently were included in the accounts of the EDP Group through the proportional consolidation of the 40% held in the HC Group.

The impact of the acquisition of 62% of the Naturcorp Group by the Hidrocantábrico Group on the Consolidated Financial Statements of EDP was as follows:

2003
40% Naturcorp Euro’000
ASSETS
Fixed assets	398,640
Investments	1,840
Accounts receivables	36,560
Cash and cash equivalents	14,440
Other assets	320

451,800

LIABILITIES
Provisions for contingencies and liabilities	5,840
Financial debt	6,960
Other liabilities	42,960

55,760

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

2003
40% Naturcorp Euro’000
PROFIT AND LOSS ACCOUNT
Sales	175,680
Cost of sales	(122,160)

53,520

Personnel costs	6,200
Other costs (net)	8,520
Depreciation and provisions	11,760

26,480

27,040
Financial profit/(loss)	(12,440)
Other non Operating income (expenses)	440

15,040
Income tax for the year	5,040

10,000

The movements in Provisions for Investments are analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
Provision for shareholdings:
Balance as at January 1	276,734	5,547
Charge for the year	8,585	2,213
Charge against reserves - Available for sale adjustments	15,967	268,974
Write-backs	(15,496)	—

Balance as at December 31	285,790	276,734

Provision for other financial placements:
Balance as at January 1	1,391	1,391

Balance as at December 31	1,391	1,391

	287,181	278,125

The Subsidiary Companies fully consolidated at December 31, 2003, were as follows:

Subsidiary Companies	Head office	Share capital / Currency	Shareholders’ Equity 31-Dec-03 Euro’000	Net Profit 31-Dec-03 Euro’000	% Group
Group’s parent holding company :
EDP, S.A.	Lisbon	3 000 000 000 EUR	5,298,007	381,109	—

Electricity Business - Portugal :
Electricity Generation:
EDP Produção, S.A.	Lisbon	1 250 000 000 EUR	1,906,280	328,522	100.00%
EDP Produção Bioeléctrica S.A.	Lisbon	4 000 000 EUR	11,095	(2,057)	100.00%
CPPE, S.A.	Lisbon	1 234 000 000 EUR	2,495,933	347,618	100.00%
TER, S.A.	Lisbon	500 000 EUR	303	(164)	100.00%
Enernova, S.A.	Lisbon	7 500 000 EUR	21,234	3,664	100.00%
EDP Cogeração, S.A.	Lisbon	5 740 000 EUR	4,550	884	100.00%
Hidrocenel, S.A.	Seia	45 500 000 EUR	56,255	2,975	100.00%
HDN, S.A.	Braga	24 500 000 EUR	32,133	3,652	100.00%
O & M Serviços, S.A.	Mortágua	500 000 EUR	848	232	60.00%
EDP Energia, S.A.	Lisbon	50 100 200 EUR	86,959	14,477	100.00%
Hidrobasto	Cabeceiras	100 000 EUR	100	(4)	60.00%
Hidrinor, SA	Ponte de Lima	648 437 EUR	748	102	100.00%
Soporgen	Lisbon	50 000 EUR	2,466	2,663	82.00%
Energin Azóia	Lisbon	50 000 EUR	(2,055)	(2,106)	65.00%

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

Subsidiary Companies	Head office	Share capital / Currency	Shareholders’ Equity 31-Dec-03 Euro’000	Net Profit 31-Dec-03 Euro’000	% Group
Electricity Distribution:
EDP Distribuição, S.A.	Lisbon	1 024 500 000 EUR	1,566,925	134,366	100.00%

Electricity Business - Brazil:
Electricity Generation:
EDP Lajeado, S.A.	São Paulo	100 000 000 BRL	2,812	(22,250)	100.00%
Fafen Energia, S.A.	Camaçari	62 501 000 BRL	(625)	(7,582)	79.60%
Enerpeixe, S.A.	São Paulo	213 333 438 BRL	58,224	—	60.00%

Electricity Distribution:
Escelsa, S.A.	Espirito Santo	153 946 942 BRL	103,120	48,288	54.76%
Enersul, S.A.	Mato Grosso Sul	463 415 296 BRL	120,346	3,762	35.70%
Bandeirante Energia, S.A.	São Paulo	254 628 684 BRL	195,437	26,925	96.50%

Telecommunications Business - Portugal:
ONITELECOM	Lisbon	274 630 000 EUR	69,604	(58,104)	56.02%
ONI Multimédia, S.A.	Lisbon	50 000 EUR	(77,780)	(25,500)	56.02%
U Call, S.A.	Lisbon	50 000 EUR	(55)	(62)	73.61%
Autor, S.A.	Aveiro	50 000 EUR	(452)	(408)	56.02%
ONI Madeira	Funchal	50 000 EUR	(78)	(111)	39.21%
ONI Açores	P.Delgada	250 000 EUR	425	229	33.61%
ONI Plataformas, S.A.	Lisbon	50 000 EUR	47	(0)	56.02%
ONI Web	Lisbon	50 000 EUR	(9,263)	(9,263)	56.02%
ONI Way	Lisbon	300 000 000 EUR	5,810	(14,369)	56.02%
FCTE, S.A.	Lisbon	500 000 EUR	(258)	(83)	44.82%

Telecomunications Business - Espanha :
Germinus XXI	Madrid	4 112 749 EUR	(3,219)	(3,718)	79.77%
Intercom Internet	Barcelona	3 017 EUR	3	(0)	100.00%
Ola Internet	Madrid	405 010 EUR	781	1,636	100.00%

Information Technologies Business - Portugal:
EDINFOR, S.A.	Lisbon	17 000 000 EUR	53,962	(6,167)	100.00%
Onsource, S.A.	Lisbon	1 250 000 EUR	1,525	30	57.77%
Case Edinfor II, S.A.	Lisbon	500 000 EUR	(658)	(1,844)	57.77%
Netion, S.A.	Lisbon	50 000 EUR	183	122	46.22%
Case Edinfor, ACE	Lisbon	498 798 EUR	498	(0)	57.77%
Integer, S.A.	Lisbon	250 000 EUR	695	(97)	57.77%
Inovis, S.A.	Lisbon	50 000 EUR	344	23	57.77%
Consulteam, S.A.	Lisbon	60 000 EUR	(701)	(700)	57.77%
ACEBENET, S.A.	Lisbon	250 000 EUR	65	(382)	57.77%
ACE BI, S.A.	Lisbon	250 000 EUR	200	(66)	57.77%
ACE Sistemas Comerciais, S.A.	Lisbon	250 000 EUR	503	66	57.77%
ACE QS, S.A.	Lisbon	250 000 EUR	387	22	57.77%
Sigmaplano, S.A.	Lisbon	174 579 EUR	524	246	57.77%
Onalp, Lda	Lisbon	5 000 EUR	14	6	57.77%
S- Tecno, S.A.	Estoril	250 000 EUR	(24)	(69)	57.77%
Case, S.A.	Lisbon	250 000 EUR	2,282	(3,083)	57.77%
Centralbiz, S.A.	Oporto	50 000 EUR	9	(48)	57.77%
ACE Heathcare, S.A.	Paço d’Arcos	200 000 EUR	137	(65)	43.62%
ACE Plus, S.A.	Funchal	250 000 EUR	(510)	(753)	46.22%
PSI-DOC, S.A.	Lisbon	150 000 EUR	(111)	(49)	57.77%
No Limits, S.A.	Lisbon	250 000 EUR	414	83	40.44%
IT - LOG, S.A.	Lisbon	1 000 000 EUR	3,889	1,846	100.00%
IT - GEO, S.A.	Lisbon	50 000 EUR	2,064	1,828	100.00%
Copidata, S.A.	Odivelas	4 491 000 EUR	8,354	60	99.33%
Copidata, Lda,	Odivelas	598 558 EUR	1,203	1	99.40%
Escritomática, Lda	Odivelas	44 892 EUR	327	3	99.60%
Central-E, S.A.	Lisbon	5 000 000 EUR	(6,894)	(2,915)	52.80%

Information Technologies Business - Brazil:
ACE Sistemas Informação, Ltda	São Paulo	1 871 713 BRL	196	5	57.77%
Edinfor Soluções Informáticas, Ltda	São Paulo	2 783 497 BRL	2,439	(883)	100.00%

Information Technologies Business - Mozambique:
ACESI, Ltda	Maputo	200 000 000 MZM	(193)	25	59.85%

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

Subsidiary Companies	Head office	Share capital / Currency	Shareholders’ Equity 31-Dec-03 Euro’000	Net Profit 31-Dec-03 Euro’000	% Group
Other :
EDP Produção EM, S.A.	Oporto	2 250 000 EUR	6,412	1,636	100.00%
Tergen, S.A.	Carregado	250 000 EUR	243	(5)	80.00%
Enerfin, S.A.	Oporto	50 000 EUR	(15)	(19)	74.88%
HIDROEM, SA	Oporto	1 000 000 EUR	308	73	100.00%
HIDRORUMO, SA	Oporto	2 800 000 EUR	6,110	325	100.00%
EDP Energia Ibérica, SA	Madrid	60 200 EUR	(514)	(573)	100.00%
EDP Valor, S.A.	Lisbon	4 550 000 EUR	7,136	635	100.00%
EDP Serviços, S.A.	Lisbon	750 000 EUR	479	(360)	100.00%
MRH, S.A.	Lisbon	750 000 EUR	(505)	(1,117)	100.00%
Sãvida, S.A.	Lisbon	450 000 EUR	1,781	942	100.00%
SCS, S.A.	Lisbon	50 000 EUR	(629)	(699)	100.00%
EDP Imobiliária, S.A.	Lisbon	5 000 000 EUR	6,167	(717)	100.00%
EDIPOMBAL, S.A.	Lisbon	750 000 EUR	2,994	(28)	100.00%
ONI S.G.P.S.	Lisbon	400 119 796 EUR	(132,764)	(133,626)	56.02%
TLD	Vigo	1 235 092 EUR	(25,616)	(3)	56.02%
Comunitel Global, S.A.	Vigo	52 031 843 EUR	8,861	(18,867)	55.98%
ACE S.G.P.S.	Lisbon	11 683 383 EUR	7,254	(9,395)	57.77%
ACE Consulting, Ltda	Luanda	45 000 EUR	(537)	(188)	71.84%
ACE Global, S.A.	Lisbon	250 000 EUR	(2,443)	(2,950)	57.77%
Primitiva, S.A.	Lisbon	87 097 EUR	345	150	57.77%
Case Internacional, Lda	Funchal	5 000 EUR	(132)	11	100.00%
Mecaresopre, S.A.	Lisbon	150 000 EUR	390	45	80.00%
EDP Águas, S.A.	Lisbon	5 000 000 EUR	7,362	(116)	100.00%
Valorágua, S.A.	Lisbon	2 500 000 EUR	1,598	42	100.00%
EDP Estudos e Consultadoria, S.A.	Lisbon	50 000 EUR	82	22	100.00%
EDP Serviner, S.A.	Lisbon	50 000 EUR	922	686	100.00%
Edalpro, Lda	Lisbon	748 197 EUR	1,728	353	100.00%
Labelec, S.A.	Sacavém	2 200 000 EUR	6,481	2,126	100.00%
EDP Participações S.G.P.S.	Lisbon	125 000 000 EUR	1,033,566	37,875	100.00%
Balwerk, Lda	Lisbon	5 000 EUR	(204,710)	(19,988)	100.00%
EDP Internacional S.G.P.S	Lisbon	37 500 000 EUR	817,386	(24,408)	100.00%
EDP Brasil S.A.	São Paulo	1 303 839 767 BRL	347,798	(42,872)	100.00%
Internel, S.A.	Lisbon	50 000 EUR	498	(231)	100.00%
Fundo Aphelion	Cayman Islands	752 290 071 USD	498,592	(205)	100.00%
Iven, S.A.	São Paulo	322 334 857 BRL	56,044	24,230	100.00%
Magistra, S.A.	São Paulo	668 482 734 BRL	176,963	6,006	54.76%
Enercorp, Ltda	São Paulo	4 035 000 BRL	708	(1,126)	100.00%
Enertrade, S.A.	São Paulo	23 047 514 BRL	5,412	1,429	100.00%
Energest, S.A.	São Paulo	46 242 339 BRL	(3)	(3,214)	100.00%
Enercouto, S.A.	São Paulo	1 000 BRL	—	—	99.90%
EDP Finance BV	Amsterdam	20 000 EUR	(35,519)	(20,942)	100.00%
EDP Irlanda	Dublin	1 000 000 EUR	659	(61)	100.00%
EDP - Investimentos, Lda	Macau	200 000 MOP	41,552	9,035	99.00%

The Associated Companies included in the consolidation using the proportional consolidation method as at December 31, 2003, were as follows:

Associated Companies	Head office	Share capital / Currency	Shareholders’ Equity 31-Dec-03 Euro’000	Net Profit 31-Dec-03 Euro’000	% Group
Investco S.A.	São Paulo. Brazil	665 643 638 BRL	171,264	(2,518)	27.65%
Hidroeléctrica Del Cantábrico S.A.	Oviedo. Spain	425 721 430 EUR	1,690,536	30,973	40.00%
Affinis S.A.	Lisbon -Portugal	1 500 000 EUR	46	(489)	45.00%

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

The Associated Companies included in the consolidation using the equity method as at December 31, 2003, were as follows:

Associated Companies	Head office	Share capital / Currency	Shareholders’ Equity 31-Dec-03 Euro’000	Net Profit 31-Dec-03 Euro’000	% Group
REN S.A.	Lisbon - Portugal	534 000 000 EUR	847,409	93,489	30.00%
Bioeléctrica SPA	Pisa - Itália	2 998 775 EUR	484	(550)	24.00%
BIZFIRST S.A.	Lisbon - Portugal	250 000 EUR	(269)	(301)	35.00%
Campos Envelopagem S.A.	Palmela - Portugal	74 850 EUR	623	86	30.00%
Ecogen S.A.	Loures - Portugal	100 000 EUR	(303)	(195)	34.99%
Portsines S.A.	Sines - Portugal	10 000 000 EUR	17,431	(1,424)	39.60%
Geoterceira	Açores - Portugal	1 000 000 EUR	564	(324)	49.90%
CEM S.A.	Macau	580 000 000 MOP	249,104	44,704	21.19%
Carriço Cogeração, SA	Vila Rei-Portugal	50 000 EUR	37	—	35.00%
Portábil, SA	Lisbon - Portugal	1 125 000 EUR	1,320	69	35.00%
Turbogás, SA	Oporto-Portugal	13 308 000 EUR	26,056	5,331	20.00%
LBC Tanquipor, SA	Barreiro-Portugal	1 350 000 EUR	3,088	274	28.89%
Electra	S.Vicente-Cabo Verde	600 000 000 CVE	(8,386)	(4,975)	30.60%
DECA-II	Guatemala	2 077 092 000 GTQ	65,339	2,554	21.00%
Eólica da Alagoa, SA	Arcos Val.-Portugal	50 000 EUR	50	—	40.00%

10. Fixed assets

This balance is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
Fixed assets under the Decree Law 344-B/82 regime	240,607	259,916
Land and natural resources	128,169	122,260
Buildings and other constructions	410,982	336,746
Plant and machinery:
Hydroelectric generation	6,952,258	6,936,948
Thermoelectric generation	3,405,254	3,446,991
Renewables generation	42,795	42,795
Electricity distribution	12,675,981	11,648,649
Other plant and machinery	714,415	417,636
Transport equipment	75,761	73,900
Office equipment and utensils	344,250	325,556
Other tangible fixed assets	22,393	17,486
Fixed assets in progress	1,187,302	1,022,066

	26,200,167	24,650,949

Accumulated depreciation
Depreciation charges for the year	(803,091)	(706,106)
Other accumulated depreciation	(13,745,477)	(12,740,606)

	(14,548,568)	(13,446,712)

	11,651,599	11,204,237

‘Tangible fixed assets under the Decree-Law 344-B/82 regime’ are those assets allocated to low-tension in electricity distribution transferred from the local authorities under the concession regime. These assets, though operated by the Group, continue to be the property of the local authorities and are accounted as follows:

	Group
	2003 Euro’000	2002 Euro’000
Fixed assets under the DL 344-B/82 regime	240,607	259,916
Accumulated depreciation	(231,528)	(243,265)

Net amount	9,079	16,651

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

Part of these assets may be transferred to Group ownership by settlement, by offsetting accounts in respect of debts of the respective municipalities (see Note 5) pending settlement.

Tangible fixed assets during 2003, for the Group, are analysed as follows:

	Balance January 1st Euro’000	Acquisitions / Charge year Euro’000	Disposals Euro’000	Transfers Euro’000	Changes in Subsidiaries / Other Euro’000	Balance December 31st Euro’000
Cost :
Fixed assets under the DL 344-B/82 regime	259,916	—	—	—	(19,309)	240,607
Land and natural resources	122,260	14	(179)	326	5,748	128,169
Buildings and other constructions	336,746	709	(8,211)	28,656	53,082	410,982
Plant and machinery	22,493,019	126,178	(67,720)	395,141	844,085	23,790,703
Transport equipment	73,900	4,777	(7,457)	605	3,936	75,761
Office equipment and utensils	325,556	8,133	(1,291)	92,867	(81,015)	344,250
Other tangible fixed assets	17,486	283	(40)	3,011	1,653	22,393
Fixed assets in progress	1,022,066	801,542	—	(520,606)	(115,700)	1,187,302

	24,650,949	941,636	(84,898)	—	692,480	26,200,167

Accumulated depreciation :
Fixed assets under the DL 344-B/82 regime	243,265	3,229	—	—	(14,966)	231,528
Buildings and other constructions	143,317	9,703	(6,698)	—	20,081	166,403
Plant and machinery	12,839,248	739,364	(55,701)	—	388,662	13,911,573
Transport equipment	46,622	10,418	(5,656)	—	3,148	54,532
Office equipment and utensils	169,455	38,267	33	—	(27,646)	180,109
Other tangible fixed assets	4,805	2,110	(24)	—	(2,468)	4,423

	13,446,712	803,091	(68,046)	—	366,811	14,548,568

The ‘Changes in Subsidiaries/Other’ column includes (i) adjustments to fair values arising from the economic revaluations of the tangible fixed assets of Escelsa / Enersul performed during 2003 as part of the final purchase price allocation, (ii) exchange-rate variations during the year, and (iii) the inclusion of the Naturcorp Group in the consolidation perimeter following acquisition of control by the Hidrocantábrico Group in July 2003.

In accordance with the accounting criteria defined in Note 2, the following amounts of financing interest were capitalized during the year under Fixed assets in progress:

	Group
	2003 Euro’000	2002 Euro’000
Electricity generation	6,166	10,215
Electricity distribution	7,701	5,269
Studies and projects	10,101	533

	23,968	16,017

11. Other assets

The balance Other assets is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
Intangible assets	950,182	1,657,085
Goodwill	899,514	186,034
Deferred taxes	609,338	545,979
Deferred costs	275,104	227,834

	2,734,138	2,616,932

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

The balance Intangible assets is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
Intangible assets
Set-up costs	85,157	93,056
Research and development costs	103,302	140,434
Industrial property and other rights	158,057	145,355
Fixed assets in progress and other fixed assets	21,944	13,229
Other intangible assets on telecommunications business	40,209	—
Concession rights in Brazil and Spain	835,366	1,515,405

	1,244,035	1,907,479

Accumulated amortization
Amortization of concession rights during the year	(30,439)	(42,359)
Amortization of intangible fixed assets during the year	(42,501)	(33,435)
Other accumulated amortization	(220,913)	(174,600)

	(293,853)	(250,394)

	950,182	1,657,085

Intangible assets during 2003 are analysed as follows:

	Balance January 1st Euro’000	Acquisitions / Charge year Euro’000	Disposals Euro’000	Transfers Euro’000	Changes in Subsidiaries / Other Euro’000	Balance December 31st Euro’000
Cost :
Set-up costs	93,056	1,633	—	2,976	(12,508)	85,157
Research and development costs	140,434	968	(35,369)	10,347	(13,078)	103,302
Industrial property and other rights	145,355	4,273	—	1,300	7,129	158,057
Fixed assets in progress and other fixed assets	13,229	14,555	—	(14,623)	8,783	21,944
Other intangible assets on telecommunications business	—	40,209	—	—	—	40,209
Concession rights in Brazil and Spain	1,515,405	—	—	(568,431)	(111,608)	835,366

	1,907,479	61,638	(35,369)	(568,431)	(121,282)	1,244,035

Accumulated amortization :
Set-up costs	50,471	15,145	(68)	—	(693)	64,855
Research and development costs	35,502	17,294	(90)	—	(8,100)	44,606
Industrial property and other rights	41,884	7,164	—	—	(16,672)	32,376
Other intangible assets on telecommunications business	—	2,898	—	—	11,673	14,571
Concession rights in Brazil and Spain	122,537	30,439	—	(15,510)	(21)	137,445

	250,394	72,940	(158)	(15,510)	(13,813)	293,853

In the ‘Changes in subsidiaries/Other’ column includes the adjustments related to the Concession rights in Brazil, namely arising from the fair values/economic revaluations of the tangible fixed assets of Escelsa / Enersul undertaken in 2003 as part of the final purchase price allocation.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

The Concession rights heading, resulting from the difference between cost and the proportional fair value of the company’s assets on the date of acquisition, is analysed as follows for the following acquisitions:

	2003			2002
	Net Amount Euro’000	Accumulated amortization Euro’000	Concession Rights Euro’000	Net Amount Euro’000	Accumulated amortization Euro’000	Concession Rights Euro’000
Electricity Business - Spain
Hidrocantábrico Group	—	—	—	552,921	(15,510)	568,431
Electricity Business - Brazil
Bandeirante Energia	220,796	(54,483)	275,279	229,415	(45,648)	275,063
Escelsa / Enersul	477,125	(82,962)	560,087	610,532	(61,379)	671,911

	697,921	(137,445)	835,366	1,392,868	(122,537)	1,515,405

Amortization charges for the year		(30,439)			(42,359)

On December 31, 2003, the Concession rights over Hidrocantábrico Group were transfered to Goodwill as a result of incorporation and start-up of the new Iberian Electricity Open Market (Mibel).

The Concession rights over the Brazilian electricity distribution subsidiaries, particularly over Bandeirante Energia SA, Escelsa - Espírito Santo Centrais Eléctricas SA, and Enersul - Empresa Energética do Mato Grosso do Sul SA, are amortized using the straight-line method over the life of the concessions, up to 2025, 2030 and 2030 respectively.

As at December 31, 2003, by business area, the main Research and development projects are as follows:

	Amount invested Euro’000	Accumulated amortization Euro’000	Net Amount Euro’000
Development projects by business area:
Electricity generation	18,175	(10,609)	7,566
Information technologies	8,475	(4,708)	3,767
Telecommunications	73,026	(28,467)	44,559
Other	3,626	(822)	2,804

	103,302	(44,606)	58,696

As at December 31, 2003, the breakdown of the Industrial property and other rights assets, is as follows:

	EDP Group Company	Amount invested Euro’000	Accumulated amortization Euro’000	Net Amount Euro’000
Software licensing	Brazil and Hidrocantábrico	47,397	(24,975)	22,422
Optic fibre usage rights	ONI Telecom	108,932	(6,609)	102,323
Other	Other companies	1,728	(792)	936

		158,057	(32,376)	125,681

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

The breakdown of Goodwill is as follows:

	2003			2002
	Net Amount Euro’000	Accumulated amortization Euro’000	Goodwill Euro’000	Net Amount Euro’000	Accumulated amortization Euro’000	Goodwill Euro’000
Electricity Business
Hidrocantábrico Group	706,357	(46,319)	752,676	—	—	—
Investco	2,050	(127)	2,177	1,767	(106)	1,873
Enerpeixe	1,625	(4)	1,629	—	—	—

	710,032	(46,450)	756,482	1,767	(106)	1,873

Telecommunications Business
Comnexo	12,704	(8,399)	21,103	14,815	(6,288)	21,103
Comunitel Global	63,268	(22,889)	86,157	71,798	(14,359)	86,157
Other	11,394	(1,385)	12,779	11,580	(135)	11,715

	87,366	(32,673)	120,039	98,193	(20,782)	118,975

Information Technology Business
ACE, SGPS	50,017	(8,827)	58,844	52,960	(5,884)	58,844
Case Edinfor	2,528	(1,084)	3,612	2,890	(722)	3,612
Copidata	203	(3,861)	4,064	1,016	(3,048)	4,064
S-Tecno Serviços TI	2,748	(1,178)	3,926	3,159	(767)	3,926
Other	6,399	(2,428)	8,827	7,313	(1,273)	8,586

	61,895	(17,378)	79,273	67,338	(11,694)	79,032

Other Businesses
Affinis Serviços	12,036	(689)	12,725	12,672	(53)	12,725
Turbogás	17,266	(908)	18,174	—	—	—
Companhia Electricidade Macau	9,650	(6,893)	16,543	—	—	—
Other	1,269	(858)	2,127	6,064	(1,132)	7,196

	40,221	(9,348)	49,569	18,736	(1,185)	19,921

	899,514	(105,849)	1,005,363	186,034	(33,767)	219,801

Amortization charges for the year		(54,439)			(23,072)

Goodwill in respect of subsidiary and associate companies is amortized using the straight-line method over the estimated useful life (10 years in general, and 20 years for ACE, Affinis, Turbogás and Hidrocantábrico).

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

In respect of Deferred tax assets, the EDP Group records in its accounts the tax effect arising from temporary differences between the assets and liabilities determined from an accounting standpoint and from a taxation standpoint, and this is broken down by company as follows:

	Deferred Tax Assets
	2003 Euro’000	2002 Euro’000
Individual - EDP, SA	336,924	300,245
ONI Group	107,831	89,864
EDP Produção Group	1,037	—
EDP Brazil Group	131,707	143,140
Hidrocantábrico Group	12,814	12,524
EDP Finance BV	18,510	—
Other	515	206

EDP Group	609,338	545,979

The breakdown of Deferred Tax Assets is as follows:

Group Euro ’000
Balance as at January 1, 2003	545,979

Profit and loss account charge:
Tax losses	14,023
Provisions	970
Depreciation	3,917
Book revaluations	12,692
Tariff adjsutments	1,181
Other	9,317

Charge for the year	42,100

Reserve’s charge:
Book revaluations	24,703
Other	(3,444)

Charge against reserves	21,259

Balance as at December 31, 2003	609,338

The balance Deferred costs is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
Deferred costs :
- Rents	1,771	5,309
- Expenditure on concessions	11,499	11,886
- Accrued maintenance	18,172	4,150
- Compensation of fuel costs	159,716	78,884
- Deferred retirement benefit obligation	50,993	62,330
- Advertising and propaganda costs	346	2,361
- Cost of negotiating loans (EIB)	24,537	29,012
- Discounts on bond issues	6,434	6,616
- Other deferred costs	1,636	27,286

	275,104	227,834

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

12. Debt - Short and long term

This balance is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
Short term loans - Current
Overdrafts :
- EDP, SA	—	44,243
- ONI Group	592,298	571,519
- Other	3,614	5,476

	595,912	621,238

Bank loans:
- EDP, SA	315,711	271,110
- ONI Group	51,395	2,534
- Brazil Group	225,530	222,556
- Hidrocantábrico Group	24,360	178,622
- EDP Finance BV	93,524	—
- Other	46,977	21,028

	757,497	695,850

Bonds issued - Non convertible:
- EDP, SA	10,221	12,261
- EDP Finance BV	45,500	—

	55,721	12,261

Commercial paper
- EDP, SA	170,000	557,684

	170,000	557,684

	1,579,130	1,887,033

Medium and long term loans - Non Current
Bank loans:
- EDP, SA	631,021	946,593
- ONI Group	41,732	48,000
- Brazil Group	237,662	328,873
- Hidrocantábrico Group	761,800	629,947
- EDP Finance BV	550,000	643,524
- Other	67,032	17,994

	2,289,247	2,614,931

Bonds issued - Non convertible:
- EDP, SA	2,476,551	2,341,958
- EDP Finance BV	963,694	1,009,194
- Grupo Brazil	84,087	40,959

	3,524,332	3,392,111

Commercial paper
- EDP, SA	100,000	100,000

	100,000	100,000

	5,913,579	6,107,042

	7,492,709	7,994,075

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

As of December 31, 2003, the scheduled repayments of the long-term portion of the group’s debt was as follows:

Euro’000
2005	606,100
2006	924,600
2007	903,500
2008	721,900
2009 and following years	2,757,479

5,913,579

At the EDP, SA, level, the Group has short-term credit facilities in the sum of Eur 746 million, indexed to the Euribor rate for the agreed period of use, with margin conditions agreed in advance, of which Eur 726 million have a firm underwriting commitment. There is also a Eur 350 million commercial paper programme with guaranteed placement. As far as medium-term credit facilities are concerned, Eur 700 million is available to EDP, SA, with a firm underwriting commitment, also indexed to Euribor under previously agreed conditions. As at December 31, 2003, Eur 50 million had been used of the total credit facilities.

The bank loans in Brazil involve floating-rate interest on the real, mostly indexed to the CDI. On the other hand, bank loans in euros are associated with floating-rate interest indexed to the three- or six-month Euribor rates.

The breakdown of Bonds issued as at December 31, 2003 is as follows:

Issuer	Issue date	Interest rate	Repayment/ conditions	Group Euro’000
Issued by EDP, S.A.
EDP, SA 22nd Issue	May 30, 1996	Euribor 6 months - 0.10%	(i)	20,636
EDP, SA 23rd Issue	Dec 20, 1996	Euribor 6 months - 0.125%	(ii)	10,332
EDP, SA 24th Issue	Dec 22, 1997	Euribor 6 months + 0.10%	(iii)	6,525
EDP, SA 25th Issue	Nov 23, 1998	Euribor 6 months + 0.225%	(iv)	299,279
EDP, SA 26th Issue	Mar 26, 2003	Euribor 6 months + 0.5%	On Mar 26, 2013	150,000

				486,772

Issued by EDP within the ‘Euro Medium Term Notes Programme’
EDP, SA 1st Issue	Oct 29, 1999	Fixed rate EUR 6.40%	On Oct 29, 2009	1,000,000
EDP, SA 2nd Issue	Mar 28, 2001	Fixed rate EUR 5.875%	On Mar 28, 2011	1,000,000
EDP Finance BV 3rd Issue (*)	Oct 29, 2001	JPY Libor 3 months + 0.20%	On Oct 29, 2004	45,500
EDP Finance BV 4th Issue	Nov 26, 2001	Coupon Zero	On Nov 26, 2009	22,455
EDP Finance BV 5th Issue (*)	Nov 28, 2001	Fixed rate JPY 0.70%	On Nov 28, 2006	27,882
EDP Finance BV 6th Issue (*)	Aug 9, 2002	Fixed rate GBP 6.625%	On Aug 9, 2017	320,000
EDP Finance BV 7th Issue	Dec 16, 2002	Fixed rate EUR 5.00%	On Dec 16, 2008	500,000
EDP Finance BV 8th Issue	Dec 23, 2002	Fixed rate EUR 2.661%	On Dec 23, 2022	93,357

				3,009,194

Issued by Escelsa (Brazil) (International Bond)
Escelsa USD 430 Million (**)	On Jul 28, 1997	Fixed rate USD 10.0%	On Jul 15, 2007	58,041

Issued by Investco (Brazil) (Domestic bond)
Investco 1st Issue	Nov 1, 2001	IGPM + 12.80%	On Nov 1, 2011	19,721
Investco (FINAM)	Nov 14, 2003	TJLP + 4%	On Nov 14, 2011	6,325

				26,046

				3,580,053

(i)	: 4 annual payments beginning in June 2, 2003. It may be repaid early at the request of bondholders.
(ii)	: 4 annual payments beginning in December 20, 2008. As from December 20, 2006 it may be repaid in part or in full at the request of EDP to all the bondholders.
(iii)	: 4 annual payments beginning in January 5, 2002.
(iv)	: 6 semi-annual payments beginning in May 23, 2006.
(*)	: These issues by EDP Finance BV have associated floating-interest-rate euro currency swaps.
(**)	: The EDP Group holds 83% of the value of this issue in an intra-group portfolio, as a result of the international takeover bid launched in 2002.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

The breakdown of Loans by maturity is as follows:

	Group
	2003 Euro’000	2002 Euro’000
Bank loans and overdrafts :
Up to 1 year	1,523,409	1,874,772
1 to 5 years	2,312,265	2,544,263
Over 5 years	76,982	170,668

	3,912,656	4,589,703

Bond issues :
Up to 1 year	55,721	12,261
1 to 5 years	877,830	232,266
Over 5 years	2,646,502	3,159,845

	3,580,053	3,404,372

	7,492,709	7,994,075

The analysis of total debt by interest is as follows:

	Group
	2003 Euro’000	2002 Euro’000
Bonds and bank loans
Below 5%	5,491,216	—
5% to 7.5%	—	1,512,084
7.5% and above	547,279	55,222
Variable rates (weighted average rate: 3.467% at 12/31/02; 2.845% at 12/31/03)	588,302	5,147,921

Other debt
Commercial paper (weighted average rate: 3.212% at 12/31/02; 2.1629% at 12/31/03)	270,000	657,618
Bank overdrafts (4.2325% at 12/31/02; 3,38% at 12/31/03)	595,912	621,230

	7,492,709	7,994,075

The breakdown of the fair value of the EDP Group’s debt, that is the market value of the debt, is as follows:

	2003		2002
	Carrying Value Euro’000	Market Value Euro’000	Carrying Value Euro’000	Market Value Euro’000
Short term loans - Current	1,579,130	1,579,130	1,887,033	1,887,033
Medium and long term loans - Non current	5,913,579	6,251,355	6,107,042	6,406,804

	7,492,709	7,830,485	7,994,075	8,293,837

The market value of the medium/long-term loans is calculated on the basis of the cash flows discounted at the rates ruling on December 31, 2003. In current short-term debt, the book value is considered to be the market value.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

13. Accounts payable - Trade

This balance is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000

Short term creditors - Current
Suppliers	678,741	787,361
Supplies of fixed assets	103,885	230,393
Other	—	817

	782,626	1,018,571

14. Accounts payable - Other

This balance is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
Other shareholders	10,541	10,443
Advances to customers	1,204	518
Other creditors
- Employees	20,625	—
- Supply of other goods and services	12,946	19,992
- Concession rents	6,690	6,477
- Creditors for collections	20,115	28,529
- For interest and financial credits	13,960	29,540
- INAG/EDP Protocol - Alqueva	35,893	—
- Other	6	19,302
- Corporate income tax (IRC) - payments by the holding company	123	—
- Other creditors and sundry operations	65,159	58,876

	187,262	173,677

15. Accrued cost

The balance Accrued cost is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
Accrued costs:
- Holiday pay, bonus and other charges	68,393	60,032
- Interest payable	121,874	169,371
- Other accrued costs	46,267	65,096

	236,534	294,499

16. Taxes payables

This balance is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
State and other public entities:
- Income tax	173,924	9,081
- Withholding tax	11,686	8,415
- Social security contributions	11,359	10,542
- Value added tax	12,197	18,665
- Other taxes	59,937	3,049

	269,103	49,752

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

17. Deferred revenue

The balance Deferred revenue is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
Deferred revenue:
- Gains on sales to be realised	—	70,072
- Equal Installment Account EDP Distribuição	101,096	—
- Other deferred revenue	134,668	24,783

	235,764	94,855

18. Accrued pension and post retirement liabilities

The balance Accrued pension and retirement liabilities is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
Defined benefit pension plan	149,636	211,543
Post retirement medical benefits	412,627	396,713

	562,263	608,256

Some companies of the EDP Group grant their employees post-retirement benefits, both under the form of defined-benefit plans and under the form of defined-contribution plans. These include pension benefits that pay complimentary old-age, disability and surviving-relative pension complements, and also early retirement pensions. In some cases medical care is provided during the period of retirement and of early retirement, through mechanisms complementary to those of the National Health Service.

The existing plans are presented hereunder, with a brief description of each and of the companies covered by them, as well as of the economic and financial data.

I. Pension Plans - Defined-Benefit Type

In Portugal, the companies of the EDP Group resulting from the split of EDP in 1994 have defined benefits plan financed through a closed Pension Fund, covered by a specific provision. This Pension Fund covers liabilities for retirement pension benefits (old age, disability and surviving relative) as well as liabilities for early retirement.

In Brazil, Bandeirante has two defined-benefit plans managed by the CESP Foundation, a closed complementary welfare entity with its own assets, segregated from those of the Sponsors (Bandeirante and other Brazilian electricity companies) with no contributive solidarity:

•	BD Plan in force up to March 31, 1998, a Balance Benefit Plan that grants Balanced Proportional Supplementary Benefit (BSPS) in the form of an annuity payable to participants enrolled by March 31, 1998, of an amount defined in proportion to past length of service accumulated by the reference date, based on compliance with regulatory granting requirements. The company is liable in full for the cover of any actuarial insufficiencies of this Plan.

•	BD Plan in force after March 31, 1998, which grants an annuity in proportion to the accumulated past length of service after March 31, 1998, on the basis of 70% of the average actual monthly wage for the last 36 months in service. In the event of death or disability caused by works accident, beneficiaries incorporate the whole of the past service (including that accumulated up to March 31, 1998), not just the past service accumulated after March 31, 1998. The Company and the participants equally share liability for the cover of the actuarial insufficiencies of this plan.

The change in benefit obligation of consolidated liabilities for past services linked to these pension plans has been as follows:

	2003			2002
	Portugal Euro’000	Brazil Euro’000	Group Euro’000	Portugal Euro’000	Brazil Euro’000	Group Euro’000
Change in benefit obligation
Liabilities at the beginning of period	1,394,075	54,658	1,448,733	1,354,910	78,273	1,433,183
Cost of current services	11,193	1,047	12,240	11,977	1,243	13,220
Cost of Interest	78,843	6,006	84,849	83,123	5,703	88,826
Benefits paid	(139,459)	(1,516)	(140,975)	(142,738)	(1,539)	(144,277)
Actuarial losses	67,889	4,147	72,036	86,803	9,439	96,242
Currency fluctuation	—	407	407	—	(38,461)	(38,461)

Liabilities at the end of the period	1,412,541	64,750	1,477,291	1,394,075	54,658	1,448,733

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

In calculating the liabilities inherent in these pension plans within the EDP Group the following financial and actuarial assumptions were used:

	2003		2002
	Portugal Euro’000	Brazil Euro’000	Portugal Euro’000	Brazil Euro’000
Assumptions
Rate of return of the Funds	5.70%	10.24%	6.50%	10.24%
Discount rate	5.20%	10.24%	6.00%	10.24%
Wage growth rate	3.30%	7.12%	3.30%	7.12%
Pension growth rate	2.25%	7.12%	2.25%	7.12%
Social Security wage appreciation rate	2.00%	4.00%	2.00%	4.00%
Inflation rate	2.00%	4.00%	2.00%	5.00%
Mortality table	TV 88/90	AT-49(qx)	TV 73/77	AT-49(qx)
Disability table	50% EKV 80	Light-Average (ix)	50% EKV 80	Light-Average (ix)
Expected % of subscription by employees eligible for early retirement	(a)	Not applicable	(a)	Not applicable

(a)	In 2002, 100% of the eligible population (employees entitled to early retirement in accordance with the Collective Bargaining Agreement: 36 years service aged at least 60 or 40 years service of any age) and 70% of employees aged 55 or more. As from 2003, 40% of the eligible population.

As mentioned above, only part of the liabilities for the Pension Plan is financed through the Pension Funds, the remainder being recognised in accordance with IAS 19, by means of a provision detailed hereunder:

	2003			2002
	Portugal Euro’000	Brazil Euro’000	Group Euro’000	Portugal Euro’000	Brazil Euro’000	Group Euro’000
Provision for Pension Plans
Liabilities at the end of the period	1,412,541	64,750	1,477,291	1,394,075	54,658	1,448,733
Fund assets at the end of the period	(785,147)	(31,355)	(816,502)	(727,258)	(22,687)	(749,945)

Unfunded liabilities	627,394	33,395	660,789	666,817	31,971	698,788
Deferred actuarial losses (i)	(506,600)	(4,553)	(511,153)	(474,033)	(13,212)	(487,245)

Value of the provision at the end of the period	120,794	28,842	149,636	192,784	18,759	211,543

(i)	The international accounting standards adopted by EDP allowed deferred actuarial gains/losses to be recognised systematically in the statement of income for the year by amortising the amount that exceeded, in the previous year, 10% of the value of the greater of the liabilities or assets of the Fund. Such amortisations are calculated for the period corresponding to the average remaining length of service of the active population.

The components of consolidated net cost recognised during the period with these plans are as follows:

	2003			2002
	Portugal Euro’000	Brazil Euro’000	Group Euro’000	Portugal Euro’000	Brazil Euro’000	Group Euro’000
Cost for the period
Cost of the service	11,193	1,047	12,240	11,977	1,243	13,220
Cost of interest	78,843	6,006	84,849	83,123	5,703	88,826
Return on the Funds’ assets	(44,286)	(5,800)	(50,086)	(54,063)	(1,968)	(56,031)
Worker contributions	—	(552)	(552)	—	(706)	(706)
Amortization of deferred actuarial losses	25,718	—	25,718	17,045	—	17,045

Net cost for the period	71,468	701	72,169	58,082	4,272	62,354

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

The plan assets of the Pension Funds was as follows

	2003			2002
	Portugal Euro’000	Brazil Euro’000	Group Euro’000	Portugal Euro’000	Brazil Euro’000	Group Euro’000
Change in plan assets
Assets at the beginning of period	727,258	22,687	749,945	754,270	27,016	781,286
Group Contributions	54,340	3,947	58,287	48,596	4,073	52,669
Worker contributions	—	552	552	—	706	706
Pensions paid during the period	(50,340)	(1,516)	(51,856)	(52,058)	(1,539)	(53,597)
Return of the Funds	44,286	5,800	50,086	54,063	1,968	56,031
Actuarial gains (losses)	9,603	(413)	9,190	(77,613)	4,846	(72,767)
Currency fluctuation	—	297	297	—	(14,383)	(14,383)

Assets at the end of the period	785,147	31,355	816,502	727,258	22,687	749,945

The assets of the Pension Fund in Portugal are managed by four independent pension fund management companies of recognised merit. As of December 31, 2003 the composition of and returns on the fund portfolio are as follows:

	Allocation of assets by type
	Cash %	Bonds %	Shares %	Real Estate %	Total %
Break down of funds assets	5.6%	45.6%	23.7%	25.1%	100.0%
Effective return on investments		1.5%	2.4%	1.9%	5.7%

As a result of the fact that in accounting the costs of pensions and associated charges the EDP Group transposed the provisions of IAS 19 earlier than required, derogating in this way and to this extent the provisions of Accounting Director of 19 – which transposed to Portuguese accounting standards the earlier version of the international standard – we present hereunder the effects and impacts on the said the derogation. In analysing the differences in this particular case, the EDP Group makes use of the “corridor” method to recognise actuarial gains and losses, allowing deferral of their impact on results. This technique is one of the options provided for in IAS 19 in paragraphs 92 and 93. Accounting Directive 19, on the contrary, imposes in this matter recognition of actuarial losses and gains directly in results for the year in which they occur and does not accept the “corridor” alternative or allow deferral of actuarial gains and losses in excess of the said “corridor”. It therefore imposes a systematic method of immediate recognition in results.

II. Pension Plans - Defined Contribution Type

Hidrocantábrico in Spain and Bandeirante and Escelsa in Brazil have social benefits Defined-contribution plans that complement those benefits granted by the Social Welfare Systems to the Group companies’ employees, under which they pay a contribution to these plans each year, calculated in accordance with the rules established in each case.

III. Liability for Medical Care Plans - Defined Benefit Type

In Portugal, Group companies resulting from the split of EDP in 1994 have a Medical Care Plan of the defined-benefit type, supported through a provision that covers the whole of these liabilities. The evolution of consolidated liabilities for past services inherent in the EDP Group medical care plan has been as follows:

	Group - Portugal
	2003 Euro’000	2002 Euro’000
Change in benefit obligation
Liabilities at the beginning of the period	496,201	474,371
Cost of current services	5,942	6,540
Cost of interest	29,049	30,096
Benefits paid	(24,099)	(22,735)
Actuarial losses	153,162	7,929

Liabilities at the end of the period	660,255	496,201

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

The following financial and actuarial assumptions were used in calculating the liabilities associated with this medical care plan:

Group - Portugal
	2003 Euro’000	2002 Euro’000

Assumptions
Discount rate	5.20%	6.00%
Annual growth rate of medical services costs	4.5%(a)	4.5%(a)
Mortality table	(b)	(b)
Disability table	(b)	(b)
Expected % of subscription by employees eligible for early retirement	(b)	(b)

(a)	4.5% during the first 10 years and 4.0% during the remaining years
(b)	As mentioned in the Pension Plan assumptions

As mentioned above, Medical Care Plan liabilities are recognised in the Group’s accounts through a provision, which is presented below:

	Group - Portugal
	2003 Euro’000	2002 Euro’000

Provision for Medical Care Plans
Liabilities at the end of the period	660,255	496,200
Deferred actuarial losses (i)	(247,628)	(99,487)

Value of the provision at the end of the period	412,627	396,713

(i)	The international accounting standards adopted by EDP allowed deferred actuarial gains/losses to be recognised systematically in the statement of income through amortisation of the amount exceeding, in the previous year, 10% of the amount of the greater of the liabilities or of the assets of the Fund. These amortisations are calculated for the period corresponding to the estimated average remaining length of service of the active population.

The components of net consolidated cost recognised during period with this plan are as follows:

	Group - Portugal
	2003 Euro’000	2002 Euro’000
Cost for the period
Cost of the service	5,942	6,540
Cost of interest	29,049	30,096
Amortization of the deferred transitory obligation (i)	5,022	4,873

Net cost for the period	40,013	41,509

19. Deferred revenue and other liabilities

The balance Deferred revenue and other liabilities is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
Subsidies for investment in fixed assets	1,546,101	1,339,085
Deferred taxes	616,056	344,122
Provision for financial assets	92,696	—
Provisions for other contingencies and liabilities	164,615	198,027
Concession fixed assets held - (Reg. DL 344-B/82)	9,079	16,650
State share in Multipurpose hydroelectric power stations	14,996	19,740
Reclassifications between headings of customers and other debtors	39,843	41,239
Recognition of liabilities on the sale of OPTEP in 2002	315,000	—
Supplies of fixed assets	74,618	—
Electricity tariff compensations in Brazil	35,013	—
Other creditors and sundry operations	54,393	49,150

	2,962,410	2,008,013

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

As an immediate consequence of the full application by the EDP Group for the first time of IAS 39: Measurement and Recognition of financial instruments, the Creditors – Medium/long-term heading of the Group, includes an entry of the EDP Group’s liability as a result of the sale of 100% of the OPTEP/Optimus asset (see Note 7) in 2002, since there is an “Optimus/OPTEP selling price adjustment mechanism” clause with the buyer, and consequently, in accordance with the IAS 39, it cannot be specified as a sale/firm commitment. In accordance with the international standard, the asset sold in 2002 is carried in full under assets and the respective liability, also in full, is carried under the Group’s liability, while price fluctuations are recognized as though the matter was one of ‘investments available for sale’ for as long as the said clause is in force until March 22, 2005.

In respect of Deferred tax liabilities, the EDP Group records in its accounts the tax effect arising from temporary differences between the assets and liabilities determined from an accounting standpoint and from a taxation standpoint, and this is broken down by company as follows:

	Deferred Tax Liabilities
	2003 Euro’000	2002 Euro’000
Individual - EDP, SA	474,839	285,789
ONI Group	719	779
EDP Brasil Group	103,066	25,132
Hidrocantábrico Group	37,432	32,422

EDP Group	616,056	344,122

The breakdown of Deferred Tax Liabilities is as follows:

Group Euro ’000
Balance as at January 1, 2003	344,122

Profit and loss account charge:
Provisions	920
Depreciation	(24,036)
Book revaluations	(3,014)
Tariff deviation	23,579
Other	930

Charge for the year	(1,621)

Reserve’s charge:
Revaluation of tangible fixed assets	220,050
Book revaluations	34,637
Other	18,868

Charge against reserves	273,555

Balance as at December 31, 2003	616,056

The movements in provisions for Financial Assets were as follows:

	Group
	2003 Euro’000	2002 Euro’000
Opening balance	—	—
Increases	114,695	—
Decreases	(21,999)	—

Closing balance	92,696	—

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

The movements in provisions for Other Contingencies and Liabilities were as follows:

	Group
	2003 Euro’000	2002 Euro’000
Opening balance	198,027	147,601
Changes in subsidiaries	—	77,527
Increases	39,978	3,972
Decreases	(73,390)	(31,073)

Closing balance	164,615	198,027

20. Minority interests

This balance is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
ONI Group	(89,141)	(11,449)
Edinfor Group	3,222	7,090
Brazil Group	150,273	71,122
Hidrocantábrico Group	175,336	—
Other	(3,205)	(1,564)

	236,485	65,199

21. Hydrological correction account

The balance Hydrological correction account is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
Opening balance on January 1	324,111	387,506
Differential for the year.	71,916	(76,080)
Hydrological correction bonuses	(19,350)	—
Financial charges	10,829	12,685

Closing balance on December 31.	387,506	324,111

The Hydrological Correction Account is a mechanism that was legally instituted (Decree-Law 338/91) to compensate variable electricity production costs. In dry years the thermoelectric system is overused and the spending on fuel or on the import of electricity increases significantly. In wet years the situation is reversed. Electricity supply tariffs for the customers of the SEP cannot be altered in the light of the cost fluctuations caused by the hydraulicity. In accordance with Order-in-Council 987/2000, the hydrological correction account is assigned to the EDP accounts and, consequently, it is carried in an account under liabilities in its balance sheet, and the corresponding movements for the year are detailed in the notes to the financial statements.

The annual amount of the hydrological correction is calculated in accordance with parameters established by law, and includes:

(i) The differential between the economic cost of electricity production and the reference economic cost, which is borne by REN as the RNT concessionaire and sole manager of the hydrological correction account. EDP pays REN each month the positive differentials and receives from REN the negative differentials. These payments and revenues are recorded with a contra entry in the hydrological correction account;

(ii) the financial costs or income associated with the accumulated balance of this account constitute an EDP cost or income; (iii) the part corresponding to the amount necessary to make the expected value of the balance, within 10 years, equal to an adequate benchmark, when it reflects a debit to the hydrological correction account, constitutes EDP income, when it reflects a credit, the REN is obliged to make the respective payment to EDP. The corresponding cost is included in the REN electricity-selling tariff to the tied distribution company (EDP Distribuição), constituting a cost for the latter to be recovered through its customer selling prices. Movements under the hydrological correction account are subject to approval by ministerial order.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

22. Share capital

The share capital amounts to Euro 3 billion represented by 3,000,000,000 ordinary shares each of a par value of 1 euro, and is fully paid-up.

The breakdown of the earnings per share (EPS) is as follows:

	Group
	2003	2002
Consolidated net profit in Euros	381,108,991	335,215,826

Average number of shares in the year	3,000,000,000	3,000,000,000

Net Profit per share - Basic - Euros	0.13 euros	0.11 euros

EDP, which began as a state-owned Company, was successively transformed into a sociedade anónima (limited liability company under Portuguese law) wholly owned by the public sector and then into a sociedade anónima with a majority of its share capital owned by the public sector. It is currently a sociedade anónima in whose share capital the State and other Public Entities have a minority holding. The privatisation process began in 1997, and the second and third stages of the privatisation took place in 1998 and the fourth stage in 2000, following which the State now holds about 30% of the share capital, directly and indirectly.

The EDP Group calculates its basic and diluted earnings per share in accordance with IAS 33, under the terms of which earnings per share are calculated using the weighted average of the shares issued during the reporting period.

23. Legal reserve

In accordance with article 295 of Companies Code and with the EDP articles of association, the Legal Reserve must be increased by a minimum of 5% of the annual profits until such time as its value equals 20% of the company’s share capital. This reserve may be used only to cover losses or to increase share capital.

24. Treasury stock

This balance is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
Book value of EDP, SA shares	49,020	43,494

Number of EDP SA shares	21,430,964 shares	17,428,926 shares

Market price of EDP, SA shares as at December 31	2.09 euros	1.59 euros

Market value of EDP, SA shares as at December 31	44,791	27,712

The treasury shares held by EDP, S.A., lie within the limits established by the Company’s articles of association and by the Companies Code.

25. Reserves and retained earnings

This balance is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000
Legal reserves	326,391	309,631
Revaluation reserves	89,449	1,172,729
Other reserves and retained earnings	3,031,892	1,287,194
Fair-value adjustments of investments available for sale	10,756	(268,975)
Net profit	381,109	335,216
Currency translation arising on consolidation	(572,500)	(379,468)
Other reserves arising on consolidation	(920,070)	81,349

	2,347,027	2,537,676

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

The balance of potential gains and losses on the balance sheet date in respect of investments available for sale is carried in a specific account under shareholders’ equity, namely fair value adjustments. The breakdown of the movement during the year under this heading in respect of Medium/Long-term investments classified as available for sale in the Group, impacting directly in this account, is as follows :

	Group
	Gains Euro’000	Losses Euro’000
Net balance of fair value adjustments as at January 1, 2003	—	(268,975)

CERJ - Companhia Eléctrica do Estado Rio Janeiro	—	(9,050)
Iberdrola (cancellation due to sale)	—	21,223
Galp, SGPS	5,644	—
Reclassification of the 2002 loss on BCP shares to retained earnings as a result of the implementation in full of IAS 36 and 39 (see Note 39)	—	247,750
BCP - Banco comercial Português	—	(27,889)
OPTEP (Optimus)	42,303	(250)

Balance of fair value adjustments as at December 31, 2003	47,947	(37,191)

Net balance of fair value adjustments as at December 31, 2003		10,756

The amount resulting from the fluctuation in local currency of the Shareholders’ Equity of the Subsidiary and Associate Companies expressed in foreign currencies resulting from the fluctuation of the respective exchange rates is recorded under Currency Translation arising on consolidation. The exchange rates used in the preparation of the Financial Statements are as follows:

		Exchange rates in 2003		Exchange rates in 2002
Currency		Rates Closing	Average exchange-rate	Rates Closing	Average exchange-rate
American dollar	USD	1.2630	1.1312	1.0487	0.9456
Brazilian Real	BRL	3.6640	3.4590	3.7120	2.8010
Macao Pataca	MOP	10.0990	9.0340	8.4000	7.5900

The contra entry of the adjustments made to the headings of tangible fixed assets and financial investments in properties caused by the various revaluations undertaken, net of amounts used to increase the share capital and to cover retained losses, and the corresponding deferred taxes are carried under Revaluation Reserves. These revaluations were undertaken pursuant to the following legislation:

Decree-law no. 430/78	Decree-law no. 111/88
Decree-law no. 219/82	Decree-law no. 7/91
Decree-law no. 399-G/84	Decree-law no. 49/91
Decree-law no. 171/85	Decree-law no. 264/92
Decree-law no. 118-B/86

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

Article 8 of Decree-Law 7/91, of January 8, which determined the formation of new sociedades anónimas constituted by means of the simple split of EDP, called for the valuation of EDP’s assets, the valuation having been undertaken by entities selected from among those previously qualified by the Finance Ministry for the purpose and subjected to the approval of the Finance Minister. This evaluation, pursuant to Decree-Law 22/92 of February 14, is used for tax purposes, particularly with regard to the calculation of depreciation charges for the year. The following is a comparison of the book value of the tangible fixed assets with their respective historic costs:

	2003			2002
	Historic costs Euro’000	Revaluation Euro’000	Revalued amounts Euro’000	Historic costs Euro’000	Revaluation Euro’000	Revalued amounts Euro’000
Gross assets	14,558,852	10,454,013	25,012,865	13,174,870	10,454,013	23,628,883
Depreciation	(5,034,618)	(9,513,950)	(14,548,568)	(4,124,019)	(9,322,693)	(13,446,712)

Net assets	9,524,234	940,063	10,464,297	9,050,851	1,131,320	10,182,171

During fiscal 2003, of the overall amount of the revaluation reserve, (i) the sum of Eur 136,838,000 was constituted/transferred by way of deferred taxes, and (ii) the sum of Eur 946,442,000 was transferred to retained earnings in respect of revalued assets wholly depreciated and written off. Following these transfers, final amount of the Revaluation Reserve stood at Eur 89,449,000 as at December 31, 2003.

The reserves under Decrees-Law 46031 and 46914 – for Self-financing and for Complement of the Financial Amortization – were set up in accordance with the provisions of loan contracts entered into with the International Bank for Reconstruction and Development, the outstanding principal of which was repaid in full during 1991.

26. Revenues

The Revenues, with breakdown by Sales and Services rendered, and by contribution of each business, is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000	2001 Euro’000
Sales by sector of activity/business:
Electricity	6,296,103	5,876,158	5,201,275
Steam and ashes	22,061	18,651	12,361
Gas	105,311	—	—
Information systems and technologies	26,850	50,861	29,800
Telecommunications	3,889	23,701	30,125
Other Businesses	2,147	18,769	25,681

	6,456,361	5,988,140	5,299,242

Services rendered by sector of activity/business:
Associated with electricity sales	80,122	18,996	9,235
Thermo/Hydro electricity engeneering	6,457	5,311	9,347
Information systems and technologies	69,999	65,174	108,679
Telecommunications	312,334	273,780	151,839
Consultancy and services	12,283	4,536	20,964
Other	39,964	30,620	51,068

	521,159	398,417	351,132

TOTAL TURNOVER by business:
Electricity	6,376,225	5,895,154	5,210,510
Steam and ashes	22,061	18,651	12,361
Thermo/Hydro electricity	6,457	5,311	9,347
Gas	105,311	—	—
Information systems and technologies	96,849	116,035	138,479
Telecommunications	316,223	297,481	181,964
Other	54,394	53,925	97,713

	6,977,520	6,386,557	5,650,374

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

The breakdown of Sales is as follows:

	2003			2002
	Iberian Market	Brazilian market	Total	Iberian Market	Brazilian market	Total
Electricity:
To the National Transport network	1,339,411	—	1,339,411	1,323,894	—	1,323,894
To final customers:
- Very high tension	9,509	—	9,509	37,936	5,629	43,565
- High tension	368,126	242,604	610,730	167,222	126,130	293,352
- Medium tension	738,351	289,371	1,027,722	812,018	172,582	984,600
- Low tension (>39,6 KVA)	313,193		313,193	271,247	—	271,247
- Low tension	2,424,190	388,807	2,812,997	2,380,945	398,188	2,779,133
- Low tension (Public lightning)	95,731	—	95,731	86,614	14,977	101,591
Embedded generation	37,062	—	37,062	38,285	—	38,285
Discounts and tariff difference	49,748	—	49,748	45,304	(4,813)	40,491

	5,375,321	920,782	6,296,103	5,163,465	712,693	5,876,158

Other Sales:
- Steam and ashes	19,748	2,313	22,061	18,651	—	18,651
- Gas	105,311	—	105,311	—	—	—
- Printed forms	10,492	—	10,492	10,942	—	10,942
- Telecommunications equipment	3,711	—	3,711	23,701	—	23,701
- Data network equipment	—	—	—	23,236	—	23,236
- PC equipment	13,409	—	13,409	24,470	—	24,470
- Other	5,274	—	5,274	10,982	—	10,982

	157,945	2,313	160,258	111,982	—	111,982

	5,533,266	923,095	6,456,361	5,275,447	712,693	5,988,140

	2001
	Iberian Market	Brazilian market	Total
Electricity:
To the National Transport network	1,214,073	—	1,214,073
To final customers:
- Very high tension	36,837	19,924	56,761
- High tension	175,100	208,259	383,359
- Medium tension	782,980	186,254	969,234
- Low tension (>39,6 KVA)	261,227	—	261,227
- Low tension	1,965,301	268,373	2,233,674
- Low tension (Public lightning)	83,918	12,514	96,432
Embedded generation	12	—	12
Discounts and tariff difference	(8,682)	(4,815)	(13,497)

	4,510,766	690,509	5,201,275

Other Sales:
- Steam and ashes	12,361	—	12,361
- Gas	—	—	—
- Printed forms	11,352	—	11,352
- Telecommunications equipment	30,125	—	30,125
- Data network equipment	253	—	253
- PC equipment	29,548	—	29,548
- Other	14,328	—	14,328

	97,967	—	97,967

	4,608,733	690,509	5,299,242

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

The breakdown of Gross profit on Sales is as follows:

	Group
	2003 Euro’000	2002 Euro’000	2001 Euro’000
Sales:
Electricity	6,296,103	5,876,158	5,201,275
Steam and ashes	22,061	18,651	12,361
Gas	105,311	—	—
Information systems and technologies	26,850	50,861	29,800
Telecommunications	3,889	23,701	30,125
Other Businesses	2,147	18,769	25,681

	6,456,361	5,988,140	5,299,242

Cost of sales - Raw materials and consumables :
Electricity	3,360,268	3,005,526	2,524,293
Fuel, steam and ashes	398,034	465,527	377,192
Information technologies	19,143	36,207	39,969
Telecommunications	6,571	53,378	20,683
Other activities	137,030	126,459	116,727

	3,921,046	3,687,097	3,078,864

	2,535,315	2,301,043	2,220,378

The breakdown of Services rendered is as follows:

	Group
	2003 Euro’000	2002 Euro’000	2001 Euro’000
Associated with electricity sales	80,122	18,996	9,235
Engineering studies and designs	6,457	5,311	9,347
IT services	69,999	65,174	108,679
Voice services - urban calls	227,181	191,437	108,839
Other telecommunications services	85,153	82,343	43,000
Provision of collection services	11,004	8,787	7,630
Consultancy, management and co-ordination	1,279	4,536	20,964
Other services provided	39,964	21,833	43,438

	521,159	398,417	351,132

The breakdown of Revenues by geographic market is as follows:

	Group
	2003 Euro’000	2002 Euro’000	2001 Euro’000
Portugal	5,143,257	5,203,731	4,887,232
Spain	856,848	452,150	61,545
Brazil	977,415	730,676	701,597

	6,977,520	6,386,557	5,650,374

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

27. Personnel costs

The balance Personnel costs is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000	2001 Euro’000
Corporate officers’ remuneration	15,258	15,988	16,278
Employees’ remuneration	413,552	411,630	386,122
Charges on remuneration	192,539	156,540	139,692
Other staff costs	25,287	40,613	49,881

	646,636	624,771	591,973

The breakdown by management positions and professional category of the permanent staff as at December 31, 2003, 2002 and 2001 is as follows:

	Group
	2003	2002	2001
Managers/ Head of Department	462	621	535
Senior management	2,755	3,167	2,054
Middle management	2,484	2,252	528
Intermediate management	247	353	220
Highly-skilled workers	8,612	7,630	2,718
Skilled workers	1,123	423	4,641
Semi-skilled workers	927	845	983
Unskilled workers	778	906	30

	17,388	16,197	11,709

As at December 31, 2003, the number of employees in service, including those on temporary contract, totalled 17,664 (18,455 in 2002). These figures include all the employees of all the consolidated companies (purchase or proportional method), regardless of the EDP holding in the share capital.

As at December 31, 2002, the employees assigned to ONI in Spain and the employees assigned to Hidrocantábrico were not included.

The remuneration of the corporate officers of EDP - Electricidade de Portugal, S.A., was as follows:

	Group
	2003 Euro’000	2002 Euro’000	2001 Euro’000
Board of Directors	3,089	2,815	2,815
External Auditor and Official auditor (EDP, S.A. only)	82	82	82

	3,171	2,897	2,897

During 2003 the EDP Remuneration Committee, in keeping with the mandate that had been given to it at the General Meeting held in May 2003, granted the members of the Board of Directors extraordinary remuneration in respect of the 2002 results, in the total sum of Eur 606,000 of which Eur 585,000 were for executive directors and Eur 21,000 for non-executive directors.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

28. Depreciation and amortization

The balance Depreciation and amortization is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000	2001 Euro’000
Tangible fixed assets:
Fixed assets under concession the Decree-law 344-B/82	3,229	4,284	4,882
Buildings and other constructions	9,703	6,442	6,162
Plant and machinery
Hydroelectricity generation	128,850	129,004	125,406
Thermoelectric generation	103,778	98,101	96,507
Electricity distribution	445,808	385,319	339,511
Other plant and machinery	60,928	48,906	45,991
Transport equipment	10,418	8,189	7,558
Administrative equipment	37,850	24,314	18,170
Other tangible fixed assets	2,527	1,547	1,790

	803,091	706,106	645,977

Intangible fixed assets:
Set-up costs	15,145	14,856	13,393
Research and development costs	17,294	15,471	3,883
Industrial property and other rights	7,164	3,108	1,438
Other intangible assets on telecommunications business	2,898	—	—

	42,501	33,435	18,714

	845,592	739,541	664,691

29. Supplies and services

This balance is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000	2001 Euro’000
Subcontracts:
Subcontracts	209,239	179,074	113,097
Other subcontracts	5,916	—	—

Supplies and services:
Water, electricity and fuel	12,335	8,261	9,650
Utensils and office material	5,066	6,511	6,952
Leases and rents	52,010	51,186	40,555
Communications	30,967	21,246	33,650
Insurance	19,636	18,386	10,886
Transport, travel, and the board and lodging	12,972	12,503	13,685
Commissions and fees	10,887	16,724	18,789
Maintenance and repairs	94,127	99,886	95,042
Advertising and propaganda	12,545	20,970	23,557
Specialised work	130,757	187,548	231,475
Other supplies and services:	36,061	52,775	53,892

	632,518	675,070	651,230

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

30. Own work capitalized

This balance is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000	2001 Euro’000
Consumption of materials	99,327	70,695	84,020
Direct internal costs and overheads	105,401	113,220	83,083
Financial charges	24,005	16,036	14,478
Other own work capitalized	6,890	41,818	50,938

	235,623	241,769	232,519

31. Provisions for the year

This balance is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000	2001 Euro’000
Charge for doubtful debt	9,649	24,372	20,464
Charge for pension liabilities	17,008	14,687	63,042
Charge for healthcare liabilities	40,014	57,614	32,480
Charge for other contingencies and liabilities	9,035	3,972	—

	75,706	100,645	115,986

32. Other operating expenses net

This balance is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000	2001 Euro’000
Other operating income:
Supplementary income	7,768	8,067	39,961
Operating subsidies	685	453	1,899
Other operating income	9,628	22,094	22,614

	18,081	30,614	64,474

Other operating expenses:
Direct taxes	398	2,811	898
Indirect taxes	19,092	13,824	12,850
Other operating costs and losses	8,851	8,301	8,228

	28,341	24,936	21,976

Other net operating income / (expenses)	(10,260)	5,678	42,498

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

33. Interest and related income and expenses

The balance Interest and related income and expenses, are analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000	2001 Euro’000
Interest and related income :
Interest income	65,530	128,599	140,437
Income on application of the equity method	46,464	36,450	25,105
Investment income	36,740	40,042	16,831
Favourable exchange differences	47,559	90,260	62,321
Updating losses on rationing (Brazil)	30,358	15,731	—
Other financial gains	82,374	70,638	6,728

	309,025	381,720	251,422

Interest and related expenses :
Interest expense	399,970	329,860	287,137
Banking services	28,372	57,025	12,647
Losses on application of the equity method	13,308	115,184	13,485
Unfavourable exchange differences	58,273	22,846	63,666
Other financial losses	75,702	14,218	49,029

	575,625	539,133	425,964

Amortization of investments (Goodwill):
- Concession rights	30,439	53,535	12,683
- Goodwill assets	54,439	11,896	18,108
- Other intangible assets on telecommunications business	7,542	—	—

	92,420	65,431	30,791

	668,045	604,564	456,755

Net Financial Income / (Expenses)	(359,020)	(222,844)	(205,333)

Only in 2001 and 2002 EDP has recorded in interest income, respectively, a financial gain of Eur 88,557 thousand and Eur 89,174 thousand related to early extinguishment of Bandeirante and Escelsa debt.

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

34. Other non-operating income / (expenses)

The balance Other non-operating income / (expenses) is analysed as follows:

	Group
	2003 Euro’000	2002 Euro’000	2001 Euro’000
Other non-operating income
Gains on fixed assets	44,147	53,264	27,682
Recovery of debt	2,652	168	398
Reduction of provisions
- For customer debt	1,444	—	—
- For financial assets	21,774	—	—
- For other contingencies and liabilities	50,736	76,371	18,681
Corrections to previous years	15,147	9,692	13,305
Compensation of depreciation of part-funded fixed assets	79,822	71,767	63,887
Residual value of Oniway	—	70,000	—
Hydrological correction	19,350	—	47,466
Other extraordinary gains	45,159	22,694	15,176

	280,231	303,956	186,595

Other non-operating (expenses)
Losses on stocks	1,442	2,279	2,635
Losses on fixed assets	14,850	41,332	2,635
Bad debt	15,086	9,084	1,385
Fines and penalties	3,228	2,248	74
Corrections to previous years	46,755	13,934	7,467
Extraordinary depreciation
- Intangible fixed assets	—	1,991	—
- Fixed assets in progress	—	278,944	—
Extraordinary provisions
- Financial assets	114,695	—	—
- For other debtors	3,461	—	—
- For other contingencies and liabilities	12,535	18,297	3,068
Additional income tax assessment in respect of 1995/97/98	—	15,926	—
Loss on Baixa UTE Campo Grande (Enersul)	6,950	13,963	—
Cost of human resources rationalisation	47,810	—	—
Other extraordinary losses	27,862	44,897	43,342

	294,674	442,895	60,606

Net Non-Operating Results	(14,443)	(138,939)	125,989

EDP - Electricidade de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

35. Provisions for income taxes

In accordance with prevailing legislation, tax returns are subject to review and correction by the tax authorities during subsequent years. In Portugal this period is five years, and 1998 was the last year considered to be definitively liquidated by the tax authorities.

Tax losses calculated for given year, also subject to inspection and adjustment, may be deducted from taxable profits during subsequent years. The companies of the EDP Group are taxed, whenever possible, under the consolidated systems allowed by the tax law of the respective countries.

The breakdown of income tax expense is as follows:

	Group
	2003 Euro’000	2002 Euro’000	2001 Euro’000
Tax base
Income before income taxes	532,279	286,921	594,188
Permanent differences	192,740	302,779	76,300

	725,019	589,700	670,488

Normal charge	239,256	194,602	234,671
Adjustments	(43,722)	(22,863)	(31,718)

Income tax expenses	195,534	171,739	202,953

Current income taxes	239,255	171,168	244,012
Deferred income taxes	(43,721)	571	(41,059)

Income tax expense	195,534	171,739	202,953

The breakdown of the reconciliation between the nominal and the actual income tax (IRC) rate for the Group in 2003 is as follows:

	2003
	Tax Base Euro ’000	Tax Euro ’000	Rate %
Nominal tax on profits	532,279	175,652	33.0%

- Main effects at taxation level:
Net depreciation	30,153	9,950	1.9%
Amortization Resulting from revaluation fixed assets	76,503	25,246	4.7%
Net provisions	(25,338)	(8,362)	-1.6%
Corrections to previous years	11,722	3,868	0.7%
Book losses not compensated	303,463	100,143	18.8%
Effects of untaxed equity method	(31,574)	(10,419)	-2.0%
Tariff deviation in electricity business in Portugal	(73,105)	(24,125)	-4.5%
Elimination of double economic taxation	(36,595)	(12,076)	-2.3%
Employee profit-sharing	(21,296)	(7,028)	-1.3%
Excess tax estimate for 2002	(39,602)	(13,069)	-2.5%
Other adjustments to taxable income	(1,591)	(525)	-0.1%

Effective rate and actual tax on profits	725,019	239,255	44.8%

Corporate income tax returns are subject to review and correction by the income tax authorities for a period of six years after the filing of such returns. Accordingly, the last taxation year that can be considered definitively assessed by the income tax authorities in 1998.

36. Segmental reporting

The Segmental Reporting is provided in an appendix subsequent to these notes to the financial statements and it was prepared in accordance with Portuguese Accounting Directive 27 and with international best practices.

EDP Group Business by Business Segment

Information by business segment - 2003

(Amounts expressed in thousands of euros)

	Portugal		Spain			Brazil		Telecoms	Information Technology	Services and Other Adjustments	EDP Group
	Generation (a)	Distribution + Supply	Generation	Distribution + Supply	Gas (b)	Generation	Distribution + Supply
Turnover
Sales of electricity	1,318,853	3,610,621	256,791	287,655	—	27,414	928,963	—	—	(134,194)	6,296,103
Other sales	19,748	1,946	1,990	28,948	75,867	2,314	—	7,290	27,023	(4,868)	160,258
Services rendered	26,629	60,246	1,116	12,357	10,108	11,536	37,609	323,820	159,323	(121,585)	521,159

	1,365,230	3,672,813	259,897	328,960	85,975	41,264	966,572	331,110	186,346	(260,647)	6,977,520

Raw materials and consumables
Purchase of electricity	65,344	2,412,534	50,113	262,196	48,153	5,597	650,926	—	—	(134,595)	3,360,268
Fuel costs	312,346	—	84,078	1,438	—	—	265	—	—	(93)	398,034
Other materials	3,453	111,336	454	15,862	52	2,294	7,897	6,571	24,453	(9,628)	162,744

	381,143	2,523,870	134,645	279,496	48,205	7,891	659,088	6,571	24,453	(144,316)	3,921,046

Gross Margin	984,087	1,148,943	125,252	49,464	37,770	33,373	307,484	324,539	161,893	(116,331)	3,056,474

Other operating income / (costs)
Supplies and services	(74,960)	(210,632)	(16,969)	(14,614)	(5,352)	(16,677)	(45,550)	(265,307)	(70,053)	87,596	(632,518)
Personnel costs	(120,339)	(397,060)	(17,971)	(14,902)	(4,227)	(517)	(63,441)	(50,973)	(66,431)	89,225	(646,636)
Own work capitalized	38,232	184,816	2,508	1,266	222	—	—	8	8,397	174	235,623
Concession and power-generating rents	(3,894)	(171,749)	—	—	—	—	—	—	—	—	(175,643)
Other operating income / (costs)	(6,152)	(778)	1,232	912	(1,186)	(777)	(17,821)	886	294	13,129	(10,261)

	(167,113)	(595,403)	(31,200)	(27,338)	(10,543)	(17,971)	(126,812)	(315,386)	(127,793)	190,124	(1,229,435)

Gross Operating Margin	816,974	553,540	94,052	22,126	27,227	15,402	180,672	9,153	34,100	73,793	1,827,039
Depreciation and amortization	234,351	348,926	27,416	25,156	7,529	4,311	53,954	72,744	24,301	46,904	845,592
Provisions	12,742	42,793	295	766	19	—	11,039	5,076	508	2,468	75,706

Operating Margin	569,881	161,821	66,341	(3,796)	19,679	11,091	115,679	(68,667)	9,291	24,421	905,741
Financial income / (expense)	(76,188)	(37,468)	(18,847)	(9,964)	(5,586)	(15,363)	(14,226)	(38,858)	(7,134)	(42,966)	(266,600)
(Amortization of goodwill and concession rights)	—	(11)	(20,379)	(11)	(7,600)	(71)	(1)	(19,461)	(5,360)	(39,526)	(92,420)

Current results	493,693	124,342	27,115	(13,771)	6,493	(4,343)	101,452	(126,986)	(3,203)	(58,071)	546,721
Extraordinary gains / (losses)	(4,075)	80,226	(1,118)	1,344	437	(26,414)	14,350	(21,745)	(4,069)	(53,379)	(14,443)

Profit before taxes	489,618	204,568	25,997	(12,427)	6,930	(30,757)	115,802	(148,731)	(7,272)	(111,450)	532,278
Income taxes	164,130	51,065	4,820	(4,350)	2,426	1,190	36,857	(17,658)	2,967	(45,913)	195,534
Minority interests	(164)	—	181	—	5,034	(2,172)	22,825	(58,055)	(4,041)	(7,973)	(44,365)

Net attributable profit	325,652	153,503	20,996	(8,077)	(530)	(29,775)	56,120	(73,018)	(6,198)	(57,564)	381,109

Other information :

Tangible fixed assets	4,367,736	4,477,925	711,682	219,064	157,618	259,135	665,181	233,623	95,401	464,234	11,651,599
Intangible fixed assets	6,663	756	139,837	199,870	14,567	978	29,403	181,814	8,878	367,417	950,183
Current assets	1,108,217	1,072,971	76,661	81,144	43,894	38,933	781,218	170,896	110,993	(420,111)	3,064,816
Shareholders’ equity	4,101,294	1,658,780	368,534	194,150	113,526	108,043	428,732	(204,018)	53,835	(1,524,869)	5,298,007
Current liabilities	3,423,871	3,502,151	105,685	80,416	33,229	127,582	618,986	854,089	207,351	(4,130,949)	4,822,411
Investment in fixed assets	281,812	405,211	37,874	20,736	11,918	59,091	74,215	28,564	58,784	25,069	1,003,274

(a)	The electricity generation includes the renewables segment
(b)	The commercial activity of the Gas segment is aggregated with the Distribution and Supply

EDP Group Business by Business Segment

Information by business segment - 2002

(Amounts expressed in thousands of euros)

	Portugal		Spain			Brazil	Telecoms	Information Technology	Services and Other Adjustments	EDP Group
	Generation	Distribution + Supply	Generation	Distribution + Supply	Gas (a)	Distribution
Turnover
Sales of electricity	1,425,432	3,503,395	145,063	150,126	—	668,597	—	—	(16,454)	5,876,158
Other sales	18,651	1,738	2,501	7,587	10,477	—	46,729	35,510	(11,210)	111,983
Services rendered	18,212	33,075	773	6,262	1,062	—	274,057	188,494	(123,518)	398,417

	1,462,295	3,538,208	148,337	163,975	11,539	668,597	320,786	224,004	(151,183)	6,386,558

Raw materials and consumables
Purchase of electricity	37,277	2,386,353	33,600	120,511	—	486,530	—	—	(58,745)	3,005,526
Fuel costs	465,527	—	38,270	1,056	—	—	—	—	(39,326)	465,527
Other materials	4,377	80,121	190	1,128	3,314	3,979	53,378	31,640	37,917	216,044

	507,182	2,466,474	72,060	122,695	3,314	490,509	53,378	31,640	(60,155)	3,687,097

Gross Margin	955,114	1,071,734	76,277	41,280	8,225	178,088	267,408	192,364	(91,028)	2,699,461

Other operating income / (costs)
Supplies and services	(72,963)	(209,157)	(14,491)	(26,859)	(1,538)	(36,038)	(293,736)	(75,121)	54,833	(675,070)
Personnel costs	(119,559)	(380,554)	(9,358)	(8,013)	(954)	(39,569)	(89,691)	(75,470)	98,398	(624,771)
Own work capitalized	26,183	161,777	(385)	2,866	173	793	30,225	12,633	7,503	241,769
Concession and power-generating rents	(3,664)	(154,008)	—	—	—	—	—	—	(504)	(158,176)
Other operating income / (costs)	5,393	8,832	42	433	92	(6,293)	5,685	862	(9,368)	5,678

	(164,610)	(573,110)	(24,193)	(31,574)	(2,227)	(81,107)	(347,516)	(137,096)	150,862	(1,210,570)

Gross Operating Margin	790,504	498,624	52,084	9,705	5,999	96,981	(80,108)	55,268	59,833	1,488,890
Depreciation and amortization	228,231	333,619	17,103	7,515	2,251	34,227	66,852	18,924	30,819	739,541
Provisions	11,612	65,331	2,283	291	279	1,393	7,881	781	10,793	100,645

Operating Margin	550,661	99,674	32,697	1,899	3,468	61,362	(154,841)	35,563	18,221	648,704
Financial income / (expense)	(90,135)	(47,164)	(16,184)	(5,497)	(1,718)	2,755	(26,579)	(8,503)	35,611	(157,413)
(Amortization of goodwill and concession rights)	—	—	(5,692)	(6,326)	(2,325)	—	(16,012)	(5,353)	(29,724)	(65,431)

Current results	460,526	52,510	10,822	(9,924)	(574)	64,117	(197,432)	21,707	24,108	425,860
Extraordinary gains / (losses)	7,066	85,660	(3,366)	(1,739)	(90)	(23,688)	(259,328)	(6,890)	63,436	(138,939)

Profit before taxes	467,592	138,170	7,456	(11,663)	(664)	40,429	(456,760)	14,817	87,544	286,921
Income taxes	170,643	41,836	1,558	(2,711)	(618)	(29,772)	(33,483)	6,617	17,668	171,739
Minority interests	—	—	(391)	—	—	24,338	(230,066)	394	(14,309)	(220,034)

Net attributable profit	296,949	96,334	6,289	(8,951)	(47)	45,862	(193,212)	7,806	84,185	335,216

Other information :
Tangible fixed assets	4,324,116	4,329,978	721,619	212,378	49,647	673,956	242,869	85,464	564,210	11,204,237
Intangible fixed assets	5,877	143	148,667	209,204	569	12,403	219,646	9,259	498,395	1,104,164
Current assets	842,134	811,182	96,099	76,259	11,440	812,274	347,794	169,594	(530,905)	2,635,871
Shareholders’ equity	3,862,590	1,519,190	412,067	195,503	56,786	344,281	(86,287)	67,779	(877,727)	5,494,182
Current liabilities	726,865	2,477,066	198,193	105,604	26,785	294,985	1,076,689	183,107	(231,822)	4,857,472
Investment in fixed assets	238,365	384,823	55,216	33,258	13,880	25,382	228,619	28,199	47,911	1,055,653

(a)	The commercial activity of the Gas segment is aggregated with the Distribution and Supply
(b)	Profit and loss account of Hidrocantábrico Group included in EDP Group’s accounts by the proportional method with a 40% interest shareholding

EDP Group Business by Business Segment

Information by business segment - 2001

(Amounts expressed in thousands of euros)

	Portugal		Brazil	Telecoms	Information Technology	Services and Other Adjustments	EDP Group
	Generation (a)	Distribution + Supply	Distribution + Supply
Turnover
Sales of electricity	1,267,922	3,282,544	690,509	—	—	(39,701)	5,201,275
Other sales	12,361	1,620	—	30,893	39,149	13,944	97,967
Services rendered	14,600	19,895	—	157,031	149,883	9,722	351,132

	1,294,883	3,304,060	690,509	187,924	189,032	(16,034)	5,650,374

Raw materials and consumables
Purchase of electricity	3,653	2,060,291	497,387	—	—	(37,038)	2,524,293
Fuel costs	377,192	—	—	—	—	—	377,192
Other materials	3,909	107,544	2,785	20,683	34,164	8,294	177,379

	384,754	2,167,836	500,172	20,683	34,164	(28,744)	3,078,864

Gross Margin	910,129	1,136,224	190,337	167,241	154,868	12,710	2,571,510

Other operating income / (costs)
Supplies and services	(69,595)	(215,878)	(36,367)	(219,072)	(65,665)	(44,654)	(651,230)
Personnel costs	(113,481)	(368,621)	(43,876)	(75,885)	(65,398)	75,288	(591,973)
Own work capitalized	23,900	153,756	—	38,535	21,680	(5,351)	232,519
Concession and power-generating rents	(3,437)	(145,659)	—	—	—	(18)	(149,114)
Other operating income / (costs)	3,644	18,132	(4,743)	5,930	4,400	15,134	42,498

	(158,969)	(558,270)	(84,986)	(250,492)	(104,983)	40,399	(1,117,300)

Gross Operating Margin	751,161	577,954	105,351	(83,251)	49,885	53,110	1,454,210
Depreciation and amortization	225,182	327,827	35,827	48,868	17,796	9,191	664,691
Provisions	9,805	54,730	4,911	3,742	960	41,839	115,986

Operating Margin	516,175	195,397	64,613	(135,861)	31,129	2,080	673,533
Financial income / (expense)	(92,414)	(25,076)	32,793	(31,842)	(4,235)	(84,559)	(205,333)
(Amortization of goodwill and concession rights)	—	—	—	(9,861)	(5,250)	15,111	—

Current results	423,761	170,321	97,406	(177,565)	21,644	(67,367)	468,200
Extraordinary gains / (losses)	6,448	90,427	(10,769)	4,470	(795)	36,208	125,989

Profit before taxes	430,209	260,748	86,637	(173,095)	20,849	(31,159)	594,189
Income taxes	141,631	73,297	19,242	(51,526)	7,716	12,593	202,953
Minority interests	(151)	—	—	(62,918)	3,285	226	(59,559)

Net attributable profit	288,729	187,451	67,395	(58,651)	9,848	(43,978)	450,795

Additional disclosure of Brazil and Hidrocantábrico business Segment

(Amounts expressed in thousands of euros)

	Brazil								Spain
	2003				2002			2001	2003	2002
	Distribution + Supply				Distribution			Distribution	HC Group (a)	HC Group (a)
	Bandeirante	Escelsa	Enersul	Enertrade	Bandeirante	Escelsa	Enersul	Bandeirante
Turnover
Sales of electricity	467,235	255,768	159,779	46,181	567,781	68,036	32,780	690,509	542,228	295,128
Other sales	—	—	—	—	—	—	—	—	105,310	20,048
Services rendered	16,834	17,055	3,154	566	—	—	—	—	15,007	6,176

	484,069	272,823	162,933	46,747	567,781	68,036	32,780	690,509	662,545	321,351

Raw materials and consumables
Purchase of electricity	356,965	167,728	83,334	42,899	429,063	39,316	18,151	497,387	358,245	154,054
Fuel costs	265	—	—	—	—	—	—	—	85,513	39,326
Other materials	2,029	2,497	3,371	—	2,866	469	644	2,785	6,301	2,190

	359,259	170,225	86,705	42,899	431,929	39,785	18,795	500,172	450,059	195,570

Gross Margin	124,810	102,598	76,228	3,848	135,852	28,251	13,985	190,337	212,486	125,781

Other operating income / (costs)
Supplies and services	(21,742)	(12,428)	(10,307)	(1,073)	(27,683)	(4,322)	(4,033)	(36,367)	(33,369)	(41,068)
Personnel costs	(26,689)	(20,531)	(15,410)	(811)	(31,769)	(4,372)	(3,428)	(43,876)	(37,100)	(18,325)
Own work capitalized	—	—	—	—	793	—	—	—	3,996	2,654
Concession and power-generating rents	—	—	—	—	—	—	—	—	—	—
Other operating income / (costs)	(2,749)	(10,341)	(4,683)	(48)	(4,759)	(1,534)	—	(4,743)	(2,608)	(1,254)

	(51,180)	(43,300)	(30,400)	(1,932)	(63,418)	(10,228)	(7,461)	(84,986)	(69,081)	(57,993)

Gross Operating Margin	73,630	59,298	45,828	1,916	72,434	18,023	6,524	105,351	143,405	67,789
Depreciation and amortization	21,053	17,097	15,787	17	26,304	3,981	3,942	35,827	60,101	26,869
Provisions	1,623	5,174	4,242	—	—	1,393	—	4,911	1,080	2,853

Operating Margin	50,954	37,027	25,799	1,899	46,130	12,649	2,582	64,613	82,224	38,066
Financial income / (expense)	(22,770)	19,746	(10,930)	(272)	(34,517)	38,659	(1,387)	32,793	(34,397)	(23,399)
(Amortization of goodwill and concession rights)	—	(1)	—	—	—	—	—	—	(27,990)	(14,342)

Current results	28,184	56,772	14,869	1,627	11,614	51,308	1,195	97,406	19,837	325
Extraordinary gains / (losses)	1,359	18,774	(5,919)	136	(6,489)	(2,573)	(14,626)	(10,769)	663	(5,194)

Profit before taxes	29,543	75,546	8,950	1,763	5,125	48,735	(13,431)	86,637	20,500	(4,870)
Income taxes	1,021	30,018	5,568	250	(5,290)	(24,482)	—	19,242	2,896	(1,771)
Minority interests	998	20,597	1,177	53	(162)	33,137	(8,637)	—	5,215	(391)

Net attributable profit	27,524	24,931	2,205	1,460	10,576	40,080	(4,794)	67,395	12,389	(2,708)

Other information :
Tangible fixed assets	248,828	224,633	191,589	131	307,581	195,301	171,074		1,088,364	983,644
Intangible fixed assets	14,921	8,700	5,745	37	4,163	8,240	—		354,274	358,441
Current assets	300,381	325,005	145,383	10,449	333,317	335,755	143,202		148,284	183,798
Shareholders’ equity	197,033	105,668	120,535	5,496	170,073	59,055	115,153		676,210	664,356
Current liabilities	317,934	183,305	110,919	6,828	167,226	93,979	33,780		165,987	330,582
Investment in fixed assets	37,580	17,596	15,279	—	25,413	—	—		70,528	102,354

(a)	Profit and loss account of Hidrocantábrico Group included in EDP Group’s accounts by the proportional method with a 40% interest shareholding

EDP - Electricidade de Portugal, S.A.

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

37.	Commitments

As at December 31, 2003, the breakdown of financial commitments not shown in the balance sheet in respect of guarantees provided (no mortgages have been provided) is as follows:

Commitments	Group Euro’000
Guarantees of a financial nature
Guarantees provided by Group entities - Portugal
to domestic banks	80,672
to foreign banks	154,521
to other domestic entities	68,231
to other foreign entities	7,942
Guarantees provided by Group entities - Spain
to foreign banks	38,363
to other foreign entities	9,198
Guarantees provided by Group entities - Brazil
to foreign banks	52,211

411,138

Guarantees of an operational nature
Guarantees provided by group entities - Portugal
to other domestic entities	59,246
to foreign banks	16,976
to other foreign entities	32,434
Guarantees provided by group entities - Spain
to foreign banks	63,925
to other foreign entities	577

173,158

584,296

Bank guarantees provided for operational activities are as follows:
Group Euro’000
Domestic banks	16,356
Foreign banks	87,757

104,113

The breakdown of financial commitments in respect of swap contracts outstanding on the balance sheet date is as follows:

	Group
	2003		2002
	Assets Euro’000	Liabilities Euro’000	Assets Euro’000	Liabilities Euro’000
Interest rate swaps :
EUR	3,057,371	3,450,753	3,152,203	3,545,585
GBP	200,000	—	200,000	—
JPY	8,000,000	—	8,000,000	—

On the date of the first application of IAS 32 and IAS 39, EDP did not have all the documents required to be able to comply with the requirements for hedge accounting. Therefore, all changes in the fair value of derivatives have been recorded in accordance with amounts reflected for U.S. GAAP standard “FAS 133” in EDP’s 2002 Form 20-F as filed with the U.S. Securities and Exchange Commission. Consequently, all variations to the fair value of these instruments have been recognised in the statement of income for the year as from the date of the adoption.

However, owing to the process of transition to the IFRS, in which the EDP Group has been involved for some time, the preparation of the documentation required for these financial derivatives to be considered as hedging instruments has already been started, and hedge accounting will commence during 2004.

EDP - Electricidade de Portugal, S.A.

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

Taking into account the fact that financial instrument assets are recorded under accruals and deferrals assets and that financial instrument liabilities are recorded under accruals and deferrals liabilities, the relevant information is as follows:

	Group 2003
	Nominal Value Euro’000	Total Euro’000	Market Value
			Assets Euro’000	Liabilities Euro’000
Interest-rate contracts:
Interest-rate swaps	3,057,371	224,362	264,175	(39,813)
Options bought and sold	3,735,697	(8,520)	—	(8,520)

		215,843	264,175	(48,332)

Interest-rate and exchange-rate contracts:
CIRS (currency and interest rate swaps)	393,382	(49,127)	—	(49,127)

		166,716	264,175	(97,459)

The maturity of these derivatives instruments is as follows:

	Group 2003
	Up to 3 months Euro’000	3 months to 1 year Euro’000	1 year to 5 years Euro’000	More than 5 years Euro’000	Total Euro’000
Interest-rate contracts:
Interest-rate swaps	—	2,940	216	221,205	224,362
Options bought and sold	—	(2,612)	(3,229)	(2,679)	(8,520)

	—	328	(3,013)	218,526	215,842

Interest-rate and exchange-rate contracts:
CIRS (currency and interest rate swaps)	—	(8,707)	(5,819)	(34,601)	(49,127)

	—	(8,379)	(8,832)	183,925	166,715

The possible real interest rates on the various financial derivatives instruments are as follows:

	Group 2003
	Currency	EDP Pays		EDP Receives
Interest-rate contracts:
Interest-rate swaps	Euro	4.50%	2.17%	6.40%	2.35%

Interest-rate and exchange-rate contracts:
CIRS (currency and interest rate swaps)	EUR / JPY	2.5810%	2.5260%	0.7000%	0.2550%
CIRS (currency and interest rate swaps)	EUR / GBP	3.5410%		6.6250%

	Value Euro’000	Group 2003
Interest-rate contracts:
Options bought on interest rates (CAP purchases)	3 735 697	4.82%	2.51%
Options sold on interest rates (CAP sale)	1 000 000	5.30%	4.10%
Options sold on interest rates (CAP sale)	3 735 697	3.50%	2.27%

38.	Employee Stock Option Plans

The EDP Group began a stock option programme under the terms approved by the General Meeting, applicable to senior management and directors, with a view to stimulating the creation of value, in keeping with the practice employed by similar companies.

The aim of the plan, approved in 1999, is to grant over a period of five years purchase options on shares representing the EDP share capital. The number of options to be awarded cannot exceed 16,250,000 (following the stock split in which each share was replaced by 5 shares of a par value equal to 1/5 of the value before the stock split), each option giving entitlement to the acquisition of one share. In the event of alteration of the EDP share capital, this limit and the number of options already granted may be adjusted so that the size of the plan and/or the position of the beneficiaries of the option remain substantially the same as the size and/or position existing prior to the fact in question. This provision may be applicable in other cases that, in the opinion of the board of directors of EDP, warrant identical treatment.

EDP - Electricidade de Portugal, S.A.

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

The consideration payable for the acquisition of shares granted under the stock options (exercise price) is the weighted average of the closing prices of EDP shares during the period prior to the date defined as the option-granting date fixed by the EDP board of directors. The exercise price may be corrected in the event of: a) alteration to the share capital; b) distribution of dividends and other reserves to shareholders having a significant effect on the price of the EDP shares; and c) the occurrence of other facts of a similar nature that, in the judgement of the EDP board of directors, warrant such corrections.

The liabilities assumed within the scope of the EDP incentives plans in respect of directors and certain senior staff in the service of the Group companies are recognised as a cost in each period, taking into account the time to maturity of the option exercise right or of the attribution of the shares. The respective provision is set aside/increased taking into account the staggering of the rights granted and of the inherent costs, over the life of the plan. These costs correspond to the difference between the estimated cost of acquisition of the shares by the Company and their selling price to the employees. The corresponding costs are recorded under “ Staff costs”, and costs inherent in the respective hedging operations are recorded under “Financial costs and losses”.

39.	Reconciliation to accounting principles generally accepted in the United States of America

The consolidated financial statements of EDP Group have been prepared in accordance with Portuguese GAAP which varies in certain significant aspects from U.S. GAAP. Differences that have a significant effect on the Group consolidated results of operations and shareholders’ equity are as follows:

a)	Revaluation of fixed assets

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

b)	Capitalized overhead

The EDP Group capitalizes a portion of its general and administrative overhead to the cost of its assets under construction. Under U.S. GAAP, such costs are expensed in the period incurred.

c)	Foreign exchange differences

As permitted under Portuguese GAAP, prior to 1995, the EDP Group capitalized net foreign exchange differences (both gains and losses) that resulted from loans contracted to fund capital expenditures denominated in non-escudo currencies. Under U.S. GAAP, foreign exchange gains and losses may not be capitalized.

d)	Deferred costs

The EDP Group capitalizes and amortizes research and development expenses, advertising costs, major repairs and maintenance costs, and reorganization costs. Under U.S. GAAP, such amounts are expensed in the period incurred. The Group also defers and amortizes subsidies received with respect to research and development costs (included in deferred revenue in the consolidated balance sheets). Under U.S. GAAP, the benefit of the subsidies would be included in income as the related research and development costs are incurred.

e)	Hydrological correction account

As required by Government regulation, the Group records a liability amount to smooth the effect on its earnings that result from changes in hydrological conditions. Under U.S. GAAP, the effect of future changes in hydrological conditions would be viewed as a general business risk and such a recording would not be permitted. Since July 2000, the movement of gain/losses for hydro conditions are charged to REN and not to the income statements.

The hydrological correction adjustments presented below in the U.S. GAAP net income reconciliation reflect the net change for the year in the Hydrological correction account which consists of the amounts disclosed in Note 21.

f)	Distribution to management and employees

The EDP Group customarily distributes a portion of its net income to management and employees. The amount of the distribution generally amounts to one month’s salary. Under Portuguese GAAP, this distribution is reflected in the period in which formal shareholder approval is obtained and is recorded as a reduction of retained earnings or other reserves. U.S. GAAP requires that such distributions be recorded as compensation expense in the period to which they relate.

g)	Employee retirement benefits

The Company and some of its subsidiaries have pension obligations, both defined benefit and contribution and also medical benefits for retired employees. Costs for defined contribution are expensed when incurred. Accumulated obligations and annual expenses for medical and defined benefit pension plans are determined on actuarial basis. The company adopted this policy in Portuguese GAAP by implementing IAS 19 in 1999. For U.S. GAAP the company is using SFAS 87 and SFAS 106 as from 1995.

EDP - Electricidade de Portugal, S.A.

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

Thus, differences in accounting for these obligations are basically originated from the date of determination of transition obligation (1989 for U.S. GAAP purposes and 1996 for Portuguese GAAP) and the assumptions relating the adherence rate to the early retirement plan for the period 1999-2002, as well as for recognition the additional pension minimum liability.

h)	Accounts receivable

Under Portuguese GAAP a provision for doubtful accounts is established based on historical collection experience and evaluation of the current status of existing receivable balances. However, accounts receivables are only written-off when a customer is declared bankrupt by a court of law. Under U.S. GAAP, the write-off of a receivable would occur when collection is not probable.

In 1998, 1999 and 2000 the Company reached agreements with various municipalities on the terms of the future settlement of various old accounts receivable that under Portuguese GAAP had been fully provided in the past. During 2001, 2002 and 2003 the Group collected Eur 1,156,628 and Eur 3,081,748 and Eur 3,654,098 related to those agreements. Under U.S. GAAP, the collection of the receivables in question had previously been considered not probable and consequently had been written off. Therefore, under U.S. GAAP the benefit from the recovery of these accounts receivable may only be recorded when the amounts are actually received.

i)	Power purchase agreements

As permitted under Portuguese GAAP, REN has recorded the minimum contracted payments made to producers of the Binding sector in connection with PPAs as an expense of the respective periods. U.S. GAAP would require these agreements to be treated as acquisitions of assets and the assumption of capital lease obligations because the power plants’ production is fully dedicated and at the direction of REN and the agreements are for the duration of the estimated useful lives of the power plants.

Prior to July 1, 2000, PPAs held by REN were reflected in the balance sheet amounts on the U.S. GAAP basis presented below by recognition of a fixed asset and a capital lease obligation recorded at the inception of the term of the agreements equal to the present values of the minimum payments required under the agreements, less estimated executory costs. The reconciliation presented below also reflects the allocation of the minimum payments, less the estimated executory costs, between a reduction in the liability and interest expense. In addition, an adjustment has been made for the depreciation expense of the fixed asset.

At the time of the disposal of the Central do Pego to Tejo Energia in 1993, the estimated construction cost of the plant under Portuguese GAAP was equal to the proceeds of disposal. However, the construction costs included capitalized foreign exchange differences and general and administrative costs which under U.S. GAAP would have been expensed as periodic costs prior to the disposal. These capitalized costs would have resulted in a gain on disposal of approximately Eur 48,592,891 which, because of the PPAs, would not have been recognized in 1993. The U.S. GAAP adjustments presented below reflect the reversal of the capitalization of the foreign exchange differences and general and administrative overheads as if they had been expensed prior to 1995.

In accordance with U.S. GAAP PPAs between REN and CPPE were accounted for as capital lease receivables for CPPE and a capital lease obligations for REN. The generation assets related to the PPAs were recorded in REN’s accounts. Prior to July 1, 2000, the effects of the PPAs between the two related companies were eliminated as a result of consolidation.

j)	Investments

Under Portuguese GAAP, investments in publicly traded equity securities, other than those of subsidiaries and those that are accounted for under the equity method, were carried at historical cost until 2001. From January 1, 2002 under Portuguese GAAP these investments are stated at fair value and the changes therein, net of income taxes, are recorded in shareholders’ equity, however any permanent loss in the carrying value is recognized in the income statement.

Under U.S. GAAP for all years presented, these available for sale securities would be stated at fair value and the changes therein, net of income taxes, would be recorded in a separate component of shareholders’ equity and included in the determination of comprehensive income. Any other than temporary impairment would be recognized in the income statement, therefore in 2002 an amount of Eur 247,751 thousand before tax benefit and 165,933 thousand net of tax has been reflected in the determination of U.S. GAAP net income.

k)	Equity accounting on investments

The Group’s equity investments and equity in earnings (primarily of REN and Hidrocantábrico) are affected by certain accounting differences between U.S. GAAP and Portuguese GAAP. The differences affecting the Group’s investments and equity in earnings include: revaluation of fixed assets, overheads capitalized, deferred costs, employee termination benefits, distribution to management and employees, PPAs and deferred income taxes. These differences are as described in the respective narratives.

EDP - Electricidade de Portugal, S.A.

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

l)	Disposal of REN

Under Portuguese GAAP, sale proceeds from the disposal of the EDP 70% interest in REN were equal to the net book value of the interest sold, resulting in no gain or loss recorded on the transaction. Under U.S. GAAP, the net book value of the interest sold was reduced as a result of the accounting differences between Portuguese GAAP and U.S. GAAP; therefore, the proceeds received from the disposal of REN exceeded the net book value of the interest disposed, resulting in a gain on disposal and the remaining investment in REN must be reduced accordingly. The gain on the disposal, in the amount of Eur 342,046 thousand, and the related deferred tax in the amount of Eur 120,400 thousand, were charged directly to shareholders’ equity (with a net effect of Eur 221,646 thousand).

m)	Derivative instruments

The EDP Group uses derivative instruments in the normal course of business, to offset fluctuations in earnings and cash flows associated with movements in exchange rates, interest rates and commodity prices. Derivative instruments are not generally held by the company for speculative trading purposes. FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by FAS 137 and FAS 138, was adopted by the Company with effect from January 1, 2001 under U.S. GAAP. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet amd measure those instruments at fair value. FAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of efectiveness in orders to qualify for hedge accounting. From January 1, 2003 (as discussed at note 2 d) IAS 39 was adopted on Portuguese GAAP.

Therefore no difference arrise in the current year as all derivatives are marked to market both U.S. GAAP and IAS 39.

The EDP Group has chosen not to apply the hedge accounting provision of FAS 133, and accordingly all changes in the fair value of derivative instruments are recorded in the income statement.

n)	Depreciation of goodwill

As of January 1, 2002 U.S. GAAP requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives are not amortized but are tested for impairment annually. Concession rights continue to be amortized, as this is a finitive lived intangible asset. In 2002 and 2003 the goodwill amortization charged to the profit and loss account was adjusted under U.S. GAAP in the amount of Eur 11,896 thousand and Eur 20,653 thousand.

o)	Equity Method vs Proportional consolidation

The investment in Hidrocantábrico where EDP owns 40% of its share capital is jointly controlled with two other main shareholders with a residual amount of 1.2% of share capital owned by other shareholders. Under Portuguese GAAP, associated companies where the parent company exercises significant influence together with other shareholders, even if the parent company’s participation is fewer than 50%, are proportionately consolidated. Under U.S. GAAP these investments are accounted for by the equity method as presented in adjustment k).

p)	Tariff adjustments and accounting for rate regulated entities

Prior to 1999, the selling price of electricity in Portugal was based upon a negotiated price between the EDP and the Government. Tariffs were generally based on operating costs incurred during a year associated with average hydrological conditions. However, there were no specific guidelines in place that ensure that the Group would recover actual cost incurred during this time.

On January 1, 1999, and again on January 1, 2002, a new tariff regime was introduced that established formulae for the calculation of the selling price of electricity in Portugal. These tariffs at current market conditions allow for the EDP to recover actual costs incurred; however, not all of the criteria necessary to adopt the U.S. GAAP accounting for regulated industries exist. Therefore, U.S. GAAP requirements applicable to regulated industries have not been applied.

On January 1, 2002, the regulator implemented alternative revenue programs which allow EDP to increase tariffs in future periods to recover allowable revenues. Future tariff increases have been recorded in the current year for Portuguese GAAP and are reversed under U.S. GAAP.

q)	Guarantees

Under U.S. GAAP, the guarantees related to the Group’s operations with bank loans and other operational activities must be adjusted and presented as a liability. These adjusted amounts are related to the purchase of electricity and the receivable of some subsidies from the government.

EDP - Electricidade de Portugal, S.A.

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

r)	Regulatory assets

During the current year the Company set up a restructuring plan, which is intended to be completed by 2006. The plan consists of a reduction of approximately 500 employees, in EDP Distribuição, most of them through a pre-retirement scheme. The costs that will be expensed in those 4 years, were accepted by the Portuguese regulator, to be recovered through the tariffs, in the next 20 years. As such, in 2003 the Company recorded a regulated asset against a provision for restructuring (no effect on equity) in the amount of Eur 148,4 million. During the current year EDP recorded restructuring costs of Eur 14,9 million and recorded regulatory income of the same amount, associated with the tariff adjustment accepted by the regulator. For U.S. GAAP purposes the regulatory asset and regulatory liability and the related regulatory income were reversed as such amounts are nor recorded under U.S.GAAP. Expense of Eur 14,9 million was recorded for both Portuguese GAAP and U.S.GAAP.

s)	Income taxes

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

t)	Operating income

Under U.S. GAAP, except for losses resulting from discontinued operations which would be presented separately, substantially all the amounts in Note 34 would be included in the determination of operating income.

u)	Impact of Recently Issued Accounting Standards

FASB Interpretation Number (FIN) 46 (revised December 2003) – Consolidation of Variable Interest Entities

FIN 46 was issued in January 2003, was revised in December 2003 and has been interpreted in various FASB staff positions. It is effective immediately for all variable interests in variable interest entities (VIE) created after January 1, 2003. For VIEs created before that date, the requirements are effective for EDP Group from January 1, 2004. FIN 46 requires certain transitional disclosures to be made immediately if it is reasonably possible that an entity will consolidate or disclose information about VIEs when FIN 46 becomes effective. FIN 46 defines a VIE as an entity where either the total equity investment at risk is not sufficient to permit the entity to finance its activities, without additional subordinated financial support; or the equity investors lack any one of the following: (1) the ability to make decisions about an entity’s activities; (2) the obligation to absorb losses of the entity; or (3) the right to receive residual returns of the entity. VIEs are required to be consolidated by the primary beneficiary, which is the party that absorbs the majority of the entity’s expected losses, expected gains, or both. It is not expected that this standard will have a material impact on the EDP Group’s U.S. GAAP finantial statements.

SFAS 149 – Amendment of Statement 133 on Derivative Instruments and Hedging Activities

SFAS 149 was issued in April 2003. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. Adoption of this statement has not had a material impact on EDP Group’s U.S. GAAP financial statements.

SFAS 150 – Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

SFAS 150 was issued in May 2003. The statement amends the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption and not expected to have a material impact on EDP Group finantial statements.

SFAS 132 – Employers’ Disclosures about Pensions and Other Retirement Benefits (revised 2003)

In December 2003 the FASB issued a revision to SFAS 132 which requires enhanced disclosures about the EDP Group’s defined benefit pension plans. Adoption of this statement has not had, and is not expected to have a material impact on EDP Group’s U.S. GAAP financial statements although additional disclosure have been added.

EITF 03-1 – The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments

In November 2003 the EITF reached a consensus on certain additional disclosure requirements in connection with holding losses on investment securities. This standard is not expected to have a material impact on EDP Group’s U.S. GAAP financial statements.

EDP - Electricidade de Portugal, S.A.

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

The effect on net income and shareholders’ equity is as follows:

Net income

	2003 US$	2003 Euro ’000	2002 Euro ’000	2001 Euro ’000
Net income as reported under Portuguese GAAP	463,810	381,109	335,216	450,795

U.S. GAAP adjustments increase (decrease) due to:
a. Depreciation of revaluation of fixed assets	232,760	191,257	200,973	204,504
b. Capitalized overheads	(17,614)	(14,473)	(35,650)	(2,283)
c. Depreciation of exchange differences	21,549	17,707	19,297	23,408
d. Deferred costs	95,639	78,586	20,870	(89,989)
e. Hydrological correction adjustments	13,256	10,892	12,685	(26,906)
f. Distribution to management and employees	(29,928)	(24,592)	(22,989)	(22,634)
g. Pension and other post-retirement benefits	(50,795)	(41,738)	(61,876)	(61,876)
h. Accounts receivable – municipalities	4,447	3,654	3,082	1,157
i. Power purchase agreements – after REN disposal	(14,845)	(12,198)	(15,507)	(20,124)
j. Investments	—	—	(247,751)	—
k. Equity accounting on investments - REN	28,127	23,112	(26,283)	43,256
k. Equity accounting on investments - Hidrocantábrico	4,548	3,737	(6,734)	—
m. Derivative instruments	—	—	99,890	42,285
n. Depreciation of goodwill	66,252	54,439	11,896	—
p. Tariff adjustments	(94,827)	(77,919)	(49,996)	—
r. Regulatory assets	(48,012)	(39,451)	—	—
Other	(1,003)	(824)	(531)	—
u. Income taxes	(67,289)	(55,291)	63,396	(22,385)

Net adjustments	142,265	116,898	(35,228)	68,413

Net income in accordance with U.S. GAAP	606,075	498,007	299,988	519,208

Basic and diluted net income per share	0.20	0.17	0.10	0.17

Shareholders’ equity

	2003 US$	2003 Euro ’000	2002 Euro ’000
Shareholders’ equity as reported under Portuguese GAAP	6,447,675	5,298,007	5,494,182

U.S. GAAP adjustments increase (decrease) due to:
a. Revaluation of fixed assets	(1,144,057)	(940,063)	(1,131,320)
b. Capitalized overheads	(854,374)	(702,033)	(687,560)
c. Exchange differences capitalized	(331,376)	(272,289)	(289,996)
d. Deferred costs	(59,690)	(49,047)	(127,633)
e. Hydrological correction adjustments	384,073	315,590	304,697
f. Distribution to management and employees	(27,406)	(22,519)	(22,989)
g. Pension and other post-retirement benefits	25,545	20,990	62,728
g. Additional minimum pension liability	(357,572)	(293,814)	(216,418)
h. Accounts receivable – municipalities	(83,809)	(68,865)	(72,519)
i. Power purchase agreements – after REN disposal	(270,991)	(222,671)	(210,473)
k. Equity accounting on investments - REN	38,104	31,310	8,198
k. Equity accounting on investments - Hidrocantábrico	(3,647)	(2,997)	(6,734)
l. Gain on disposal of REN	(178,401)	(146,591)	(146,591)
m. Derivative instruments	—	—	131,181
n. Depreciation of goodwill	80,730	66,335	11,896
p. Tariff adjustments	(155,673)	(127,915)	(49,996)
q. Guarantees	(12,309)	(10,114)	—
r. Regulatory assets	(48,012)	(39,451)	—
Other	(1,682)	(1,382)	(531)
s. Deferred income taxes on Portuguese books	113,323	93,117	571
t. Income taxes	695,807	571,739	835,571

Net adjustments	(2,191,417)	(1,800,670)	(1,607,918)

Shareholders’ equity in accordance with U.S. GAAP	4,256,258	3,497,337	3,886,264

EDP - Electricidade de Portugal, S.A.

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

Certain significant line items of the balance sheets as presented on a Portuguese GAAP basis would be as follows after application of U.S. GAAP differences:

	Group
	2003 Euro ’000	2002 Euro ’000
Fixed assets	7,172,209	6,601,644
Total assets	17,730,012	16,922,182
Total current liabilities	3,279,785	2,550,817
Total long-term liabilities	10,891,738	10,419,900
Total liabilities	14,171,523	12,970,717

Shareholders’ equity:
Share capital	2,950,980	2,956,507
Other comprehensive income	(773,711)	(559,329)
Reserves and retained earnings	1,320,068	1,489,088

	3,497,337	3,886,266

Total liabilities and shareholders’ equity	17,730,012	16,922,182

Accounts receivable

The amount of accounts receivable, trade and long-term receivables in accordance with U.S. GAAP are as follows:

	Group
	2003 Euro ’000	2002 Euro ’000
Accounts receivable, trade (Note 6)
Accounts receivables	765,936	703,300
PPA receivables, short-term (less than 1 year)	121,527	110,072

	887,463	813,372

Long-term receivables (Note 8)
Long-term receivables	435,842	370,656
PPA receivables, long-term (over 1 year)	3,190,154	3,312,681

	3,625,996	3,683,337

Income taxes

The components of the income tax provision and deferred income tax assets and liabilities in accordance with U.S. GAAP is as follows:

	Group
	2003 Euro ’000	2002 Euro ’000	2001 Euro ’000
Current	239,255	171,168	244,012
Deferred	55,291	(63,396)	22,385

	294,546	107,772	266,397

The reconciliation of the expected income tax provision computed using the Company’s Portuguese statutory income tax rate of 32% in 2001, 30% in 2002 and 2003 to the actual income tax provision is as follows:

	Group
	2003 Euro ’000	2002 Euro ’000	2001 Euro ’000
Net income before income taxes under U.S. GAAP	696,356	190,460	684,987

Expected income tax expense at the statutory rate	208,907	57,138	219,196
Municipal income taxes	20,891	5,714	21,920
Change in tax rate and in estimates	(13,069)	(22,863)	—
Equity method investments	(10,419)	(25,985)	(4,090)
Goodwill amortization	115,113	71,945	30,947
Other	(26,877)	21,823	(1,576)

	294,546	107,772	266,397

EDP - Electricidade de Portugal, S.A.

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

Components of deferred income tax assets and liabilities:

	Group
	2003 Euro ’000	2002 Euro ’000
Deferred tax assets:
Fixed assets:
Revaluation	155,110	224,001
Overheads capitalized	193,059	226,895
Exchange differences capitalized	74,879	95,699
Deferred costs capitalized	13,488	42,119
Pension and other post-retirement benefits	159,685	221,425
Power purchase agreements	61,235	69,456
Investments	—	81,758
Provision for various contingencies	40,207	65,349
Provision for doubtful accounts	4,716	2,325
Tariff adjustments	35,177	—
Regulatory assets	10,849

Total deferred tax assets	748,405	1,029,027

Deferred tax liabilities:
Hydrological correction account investments	86,787	100,550
Deferred in associates	—	7,300
Shareholder’s equity reserve	9,079	11,974
Pension minimum liability	80,800	71,418
Tariff adjustments	—	2,214

Total deferred tax liabilities	176,666	193,456

Total net deferred tax assets	571,739	835,571

Pensions

EDP uses a December 31, 2003 measurement date for all of its plans. The components of the net periodic pension cost under U.S. GAAP include the following:

	Group
	2003 Euro ’000	2002 Euro ’000	2001 Euro ’000
Service cost	12,240	13,222	14,525
Interest cost	84,849	88,824	74,710
Expected return on plan assets	(50,086)	(56,031)	(57,531)
Worker’s contributions	(552)	—	—
Amortization of net actuarial losses	19,892	72,431	61,212
Amortization of transition obligation	5,826	6,130	6,130

Net periodic pension cost	72,169	124,576	99,047

The following table sets forth the changes and the funded status of the pension plan under U.S. GAAP:

	Group
	2003 Euro ’000	2002 Euro ’000
Change in benefit obligation
Benefit obligation at beginning of year	1,448,733	1,433,183
Service cost	12,240	13,222
Interest cost	84,849	88,824
Actuarial losses/(gains)	72,036	96,242
Estimated benefits paid	(140,975)	(144,277)
Exchange losses/(gains)	407	(38,461)

Benefit obligation at end of year	1,477,290	1,448,733

EDP - Electricidade de Portugal, S.A.

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

	Group
	2003 Euro ’000	2002 Euro ’000
Change in plan assets
Fair value of plan assets at beginning of year	749,945	781,286
Actual return of plan assets	59,690	60,877
Worker’s contributions	552	—
Actual company contributions	58,287	52,669
Benefits paid	(51,856)	(53,597)
Actuarial (losses)/gains	(413)	(77,613)
Exchange losses/(gains)	297	(13,677)

Fair value of plan assets at end of year	816,502	749,945

Funded status of plan (underfunded)	(660,789)	(698,788)
Unrecognized net actuarial losses/(gains)	532,458	560,246
Unrecognized transition obligation	50,678	23,319

Prepaid (accrued) benefit cost	(77,653)	(115,223)
Additional minimum pension liability	(344,492)	(272,922)

Prepaid (accrued) benefit cost / pension liability	(422,145)	(388,145)

The accumulated benefit obligation in excess of plan assets, is as follows:

	Group
	2003 Euro ’000	2002 Euro ’000
Projected benefit obligation	1,477,290	1,448,733
Accumulated benefit obligation	1,207,234	1,405,025
Fair value of plan assets	749,945	781,286

As of December 31, 2002 and December 31, 2003 plan assets consisted of:

	Group
	2003 Euro ’000	2002 Euro ’000
Portuguese State bonds	51,248	51,970
Foreign public bonds	133,380	89,097
Bonds	201,452	274,606
Investment fund units	138,139	128,891
Shares	91,149	24,291
Buildings	185,894	179,517
Cash and equivalents	45,693	19,403
Commercial paper	3,994	2,984
Other	(3,772)	7,599

	847,177	778,358
Plan assets relating to others (REN)	(30,675)	(28,413)

	816,502	749,945

Following an asset - liability modelling study concluded in 2003, the EDP Group and the Consultants and the Asset Managers considered the target asset allocation mentioned below to be the appropriate for the stability and security of Pension Fund assets, level of periodic contributions and of the financing of the projected liabilities, taking into account investments restrictions, a risk profile and a level of returns:

a)	Investment strategy for three years, except actual property in the amount of 180 million Euros, currently rented to the Associates that should be reduced :

•	Bonds : 70% (min. 50%, max. 85%)

•	Equities: 30% (min. 15%, max.40%)

•	Property: max. 5% .

b)	Asset returns measures against strategic benchmark.

c)	Risk diversification policies.

A summary of the assets of the plan, classified into its major assets classes, is shown below as at December 31, 2003:

Rates
Total Bonds	45.60%
Total Cash	5.60%
Total Equities	23.70%
Property	25.10%

100.00%

In calculating the liabilities inherent in pension and other benefits within the EDP Group the following financial and actuarial assumptions were used:

	2003
	Pension Benefits		Other benefits
	Portugal Euro’000	Brazil Euro’000	Portugal Euro’000
Assumptions
Discount rate	5.20%	10.24%	5.20%
Long term rate of return on assets	5.70%	10.24%	n.a.
Wage growth rate	3.30%	7.12%	n.a.
Pension growth rate	2.25%	7.12%	n.a.
Inflation rate	2.00%	4.00%	n.a.
Medical trend rate	n.a.	n.a.	4.50%

	2002
	Pension Benefits		Other benefits
	Portugal Euro’000	Brazil Euro’000	Portugal Euro’000
Assumptions
Discount rate	6.00%	10.24%	6.00%
Long term rate of return on assets	6.50%	10.24%	n.a.
Wage growth rate	3.30%	7.12%	n.a.
Pension growth rate	2.25%	7.12%	n.a.
Inflation rate	2.00%	5.00%	n.a.
Medical trend rate	n.a.	n.a.	4.50%

The assumptions to determine the overhall expected, “Rate of return on assets”, was determined with reference to EDP’s target allocation and the best expectations for the long term returns on each of the following assets classes:

	Weitght	Real return	Weitght return
European Equities	16.00%	7.40%	1.20%
Global ex.European Equities (unhedged)	6.00%	7.80%	0.50%
Euro Gov.Bonds-Fixed Rate	31.00%	2.30%	0.70%
Euro Corp.Bonds-Fixed Rate	6.00%	2.90%	0.20%
Euro Variable Rate	15.00%	0.50%	0.10%
Property	26.00%	5.00%	1.20%

Euro inflation	n.a.	1.80%	1.80%

Total	100.00%		5.70%

The following is a summary of the significant assumptions used in the determination of the pension obligation:

	2003 Rates	2002 Rates	2001 Rates
Weighted average discount rate	5.2%	6.0%	6.5%
Rate of increase in compensation	3.3%	3.3%	3.5%
Expected rate of return on plan assets	5.7%	6.5%	7.5%
Expected percentage of eligible staff electing early retirement	*	*	*

*	During 2002 it was estimated that employees applying for early retirement would be 70% of the eligible employees. From 2003 and on, it was estimated that only 40% of eligible employees will apply for early retirement.

EDP - Electricidade de Portugal, S.A.

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

Other post-retirement benefits

EDP provides comprehensive medical coverage, in addition to that provided by the Portuguese national health system, for retired employees (including those who have taken early retirement) and their dependents. Additionally, the Company provides a death benefit to its retirees’ survivors. The Company administers the program internally and assumes the full cost of funding the program net of employee contributions amounting to approximately 10% of the total medical expenses covered.

A summary, of the components of the net periodic post-retirement benefit cost under U.S. GAAP, is presented in the following table:

	Group
	2003 Euro ’000	2002 Euro ’000	2001 Euro ’000
Service cost	5,942	6,540	6,714
Interest cost	29,049	30,095	28,781
Amortization of transition obligation	5,022	4,873	4,873

Net periodic post-retirement benefit cost	40,013	41,508	40,368

The following table sets forth the changes and the funded status of the plan under U.S. GAAP as of December 31, 2002 and December 31, 2003:

	Group
	2003 Euro ’000	2002 Euro ’000
Change in benefit obligation
Benefit obligation at beginning of year	496,201	474,371
Service cost	5,942	6,540
Interest cost	29,049	30,095
Actuarial losses	153,162	7,929
Benefits paid	(24,099)	(22,735)

Benefit obligation at end of year	660,255	496,200
Unfunded status of plan	(660,255)	(496,200)
Unrecognized (gains)/losses	205,251	52,237
Unrecognized transition obligation	42,377	47,251

Accrued benefit cost	(412,627)	(396,712)

The assumed medical cost trend rate used in measuring the accumulated post-retirement benefit obligation as of December 31, 2003 was 4.5% for the next nine years and 4% after. The health cost trend rate assumption has a significant effect on the amounts reported.

The assumed discount rate and salary growth rate used in determining the accumulated post-retirement benefit obligation was 5.2% and 3.3%, respectively, as of December 31, 2003 and 6% and 3.3%, respectively as of December 31, 2002.

FAS 106 allows recognition of the cumulative effect of the liability in the year of adoption or the amortization of the obligation over a period of up to 20 years. The Company has elected to recognize the initial post-retirement benefit obligation of Eur 101,455 thousand as of January 1, 1995, over a period of 17.7 years, the average remaining service period of the employee group.

The table below shows the expected benefit payments projections for the next ten years, based on the same assumptions used in the current year and in accordance with FAS 132:

	Expected benefit payments
	Pension	Other
2004	149,982	26,414
2005	141,491	27,390
2006	133,195	28,375
2007	124,254	29,391
2008	114,853	30,420
2009	105,496	31,430
2010	97,308	32,464
2011	88,925	33,564
2012	81,720	34,708
2013	76,252	36,094
2014	73,505	37,507

EDP - Electricidade de Portugal, S.A.

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

Defined Contribution Plans

Hidrocantábrico has social benefits Defined contribution plans that complement those benefits granted by the Social Welfare Systems to the companies’ employees, under which they pay a contribution to these plans each year, calculated in accordance with the rules established in each case.The payments were Eur 20,568 thousand and Eur 17,912 thousand in 2003 and 2002 respectively

Research and development expenses

Research and development expenses under U.S. GAAP amounted to Eur 76,021 thousand in 2001, Eur 44,180 thousand in 2002 and Eur 15,523 thousand in 2003.

Comprehensive income

For purposes of presenting its reconciliation of shareholders’ net equity and net income from Portuguese GAAP to U.S. GAAP, in 1998 the Company adopted FAS 130, “Reporting Comprehensive Income”. This standard requires reporting the components of comprehensive income, the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and the components thereof in an entity’s financial statements. The non-owner changes in equity that have not been included in income include accounts such as foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. The adoption of FAS 130 resulted in revised and additional disclosures for U.S. GAAP reporting purposes, but had no effect on the financial position, results of operations, or liquidity of the Company.

The comprehensive income for each of the three years in the period ended December 31, 2001, 2002 and 2003 is as follows:

	Group
	2003 Euro ’000	2002 Euro ’000	2001 Euro ’000
Net income in accordance with U.S. GAAP	498,007	299,988	519,208
Change in currency translation adjustment	(193,032)	(300,028)	(48,819)
Unrealized gains (losses) on investments	47,947	(21,223)	(19,436)
Tax effect of unrealized gains (losses) on investments	(13,185)	6,791	6,842
Additional minimum pension liability	(77,396)	(216,418)	—
Tax effect on additional minimum liability	21,284	71,418	—

Comprehensive income	283,625	(159,472)	457,795

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

	Group
	2003 Euro ’000	2002 Euro ’000	2001 Euro ’000
Net income – Portuguese GAAP	381,109	335,216	450,795
Net income - U.S. GAAP	498,007	299,988	519,208

net income from continuing operations:
Net income – Portuguese GAAP	381,109	779,216	450,745
Net income - U.S. GAAP	498,007	743,988	519,208

Weighted average Ordinary Shares outstanding	2,978,569,036	2,982,571,074	2,988,273,791
Weighted average ADS outstanding	297,856,904	298,257,107	298,827,379

EDP - Electricidade de Portugal, S.A.

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

	Group
	2003 Euro	2002 Euro	2001 Euro
Net income per Ordinary Share

Basic and diluted – Portuguese GAAP	0.13	0.11	0.15
Basic and diluted – U.S. GAAP	0.17	0.10	0.17
-net income from continuing operations:
Basic and diluted – Portuguese GAAP	0.13	0.26	0.15
Basic and diluted – U.S. GAAP	0.17	0.25	0.17

Net income per ADS:

Basic and diluted – Portuguese GAAP	1.28	1.12	1.51
Basic and diluted – U.S. GAAP	1.67	1.01	1.74
-net income from continuing operations:
Basic and diluted – Portuguese GAAP	1.28	2.61	1.51
Basic and diluted – U.S. GAAP	1.67	2.49	1.74

Goodwill

For U.S. GAAP purposes, the goodwill for each reportable segment is as such:

	Group
	Electricity Spain	Brazil	Telecom	IT	Other business	TOTAL
December 31, 2001	—	—	287,480	67,560	1,488	356,528
Entries/(exits) of subsidiaries	—	—	0	0	14,598	14,598
Additions	—	—	2,742	455	228	3,425
Disposals	—	—	-5,533	0	0	-5,533
Impairment losses	—	—	-170,507	0	0	-170,507

December 31, 2002	—	—	114,182	68,015	16,314	198,511

Transfers from concession rights	706,226					706,226
Additions		3,806	1,064	241	34,717	39,828
Disposals			-7,433		-5,069	-12,502

December 31, 2003	706,226	3,806	107,813	68,256	45,962	932,063

The impairment loss in 2002 is due to the discontinuation of Oniway business, with a total loss of Eur 444 million, including the impairment of goodwill of Eur 170 million. The results of Oni way prior to discontinuation were not material. In 2001 the amortization expense of Goodwill was Eur 16,668 thousand. Since then, the goodwill amortization is adjusted and presented in the US reconciliation, due to the fact that U.S. GAAP requires that goodwill is not amortized but tested for impairment.

From January 1, 2002, goodwill is no longer amortized under U.S. GAAP but reviewed annually for impairment under FAS 142 “Goodwill and Other Intangible Assets”. Goodwill amortization of Eur 11,896 thousand in 2002 and Eur 54.439 thousand in 2003 are charged against Portuguese GAAP earnings and added back in the U.S. GAAP reconciliation.

	Group
	2003 Euro ’000	2002 Euro ’000	2001 Euro ’000
Reported net income under U.S.GAAP	498,007	299,988	519,208
Goodwill amortization	—	—	16,668
Adjustment net income	498,007	299,988	535,876

Basic and diluted earnings per share:
Reported net income	0.17	0.10	0.16
Goodwill amortization	—	—	0.01
Adjustment net income	0.17	0.10	0.17

EDP - Electricidade de Portugal, S.A.

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

Intangible assets

For concession rights and other intangible assets, subject to amortization under U.S. GAAP, the agregate amortization expense for the current year and estimated aggregate amortization expense for each of the five succeeding fiscal years are:

Agreegate amortization expense
2003	72,940
Estimated amortization expense
2004	72,940
2005	62,952
2006	57,795
2007	47,315
2008	40,501

Unrealized losses in investments available for sale, classified as temporary losses.

	Acquisition Cost/Balance sheet value	Market value At December 31, 2003	Loss charged to equity in 2003
CERJ	97,767	88,717	(9,050)
BCP	305,038	277,149	(27,889)
Optep	315,000	314,749	(251)

	717,805	680,615	(37,190)

All investments are in common stock. These losses results from valuations reports performed by independent specialists (CERJ and Optep), and from a decrease in the publicly traded shares of BCP (listed company in the Lisbon stock exchange).

In the previous year the loss in BCP was charged to the income statement (Eur 247,751 thousand) because that loss was considered other than temporary. In the first months of 2004 BCP started to recover its value in the stock market, and as such the 2003 loss is considered temporary. By the end of May 2004, BCP has recovered a significant part of the 2003 loss. The BCP listed price at December 31, 2003 was Eur 1.77, and by the end of the first quarter was Eur 2.01.

Equity investments

EDP’s investments in associates accounted for under the equity method are presented in note 9 of these consolidated financial statements. The summarized financial information of the most relevant are presented below:

	2003			2002
	REN Euro ‘000	HC Euro ‘000	Other Euro ‘000	REN Euro ‘000	HC Euro ‘000	Other Euro ‘000
Fixed assets	1,422,362	4,385,891	1,290,596	1,380,797	3,852,993	1,281,738
Current assets	221,993	376,429	161,511	222,323	421,456	81,375
Non current assets	696,422	53,749	10,465	342,901	619	61,661

Total Assets	2,340,777	4,816,069	1,462,572	1,946,021	4,275,068	1,424,774

Loans	280,000	1,969,187	722,184	326,667	2,041,585	642,535
Current liabilities	1,193,071	472,238	161,788	523,443	321,698	165,540
Non current liabilities	20,297	247,977	123,808	308,024	238,605	115,588

Total Liabilities	1,493,368	2,689,402	1,007,780	1,158,134	2,601,889	923,663

Minority interest		437,817			12,290	—
Equity	847,409	1,688,850	454,792	787,887	1,660,889	501,111

Total Equity	847,409	2,126,667	454,792	787,887	1,673,179	501,111

Net Revenue	2,359,587	1,660,055	559,545	2,302,868	1,462,082	579,489
Operating Costs	(2,004,361)	(1,528,064)	(299,052)	(2,278,753)	(1,316,360)	(311,652)
Other operating income	(227,287)	25,210	(90,441)	92,423	—	(133,543)
Non operating costs, net	(34,451)	(103,847)	(127,789)	(51,113)	(133,291)	(92,740)
Minority interest		(13,038)			2,135

Net income	93,488	40,316	42,263	65,425	14,565	41,553

Percentage owned by EDP:	30.00%	40.00%	—	30.00%	40.00%

EDP - Electricidade de Portugal, S.A.

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

	2001
	REN Euro ‘000	HC Euro ‘000	Other Euro ‘000
Fixed assets	1,352,585	1,922,000	37,593
Current assets	223,693	425,000	6,588
Non current assets	406,364	76,000	—

Total Assets	1,982,642	2,423,000	44,181

Loans	350,000	847,000	7,554
Current liabilities	579,204	93,000	4,902
Non current liabilities	307,443	445,000	5,829

Total Liabilities	1,236,647	1,385,000	18,285

Minority interest
Equity	745,995	1,038,000	25,896

Total Equity+Minority interest	745,995	1,038,000	25,896

Net revenue	2,209,104	1,180,000	17,172
Operating costs	(2,126,601)	(1,033,000)	(7,552)
Other operating income	15,682	7,000	(6,298)
Non operating costs, net	(53,685)	(81,000)	(1,759)
Minority interest	—	1,000	—

Net income	44,500	74,000	1,563

Percentage owned by EDP:	30.00%	9.50%	—

Proportional consolidation

As mentioned in note 2c, the Company consolidates interests in jointly controlled entities, using the proportional method, namely Hidrocantábrico (HC). For U.S. GAAP purposes, investments in jointly controlled entities must be accounted for using the equity method. The differences in accounting treatment between proportional consolidation and the equity method of accounting have no impact on reported stockholders’ equity or net income. Rather, they relate solely to matters of classification and display.

Condensed financial information relating to the Company’s pro rata interest in Hidrocantábrico is as follows:

	HC 2003	HC 2002
Balance sheet information	Euro '000	Euro '000
Tangible and intangible fixed assets	1,870,271	1,657,112
Current assets	150,572	168,582
Non current assets	21,500	248

Total assets	2,042,343	1,825,942

Loans	787,675	816,634
Current liabilities	188,895	128,679
Non-current liabilities	99,191	95,442

Total liabilities	1,075,761	1,040,755

Minority interests	175,127	4,916

EDP's investment	791,455	780,271

Statement of income information
Net revenue	664,022	321,351
Operating costs, net	-601,142	-295,194
Other operating income (costs)	-41,539	-29,257
Minority interests	-5,215	391

Net income	16,126	-2,709

Employee stock option plans

The Company has two fixed option plans. Under the 1999 option plan for members of the Board of Directors of EDP, the Company may grant options for up to 2,450,000 shares of common stock. Under the 1999 option plan for members of the boards of directors of the EDP’s operating companies and senior officers of EDP and its subsidiaries, the Company may grant options for up 16,120,000 shares of common stock. Under both plans, the exercise price of each option equals the market price of the Company’s stock on the date of grant and an option’s maximum term is 5 years. Options are granted at the discretion of the board of directors of EDP and vest over a two year service period.

A summary of the status of the Company’s two fixed stock option plans as of December 31, 2002 and 2003, and changes during the years then ended on those dates is presented below:

	Shares available for grant under 1999 option plans	Option activity	Weighted average exercise price
Balance December 31, 2001	16,413,750	2,286,250	—
Options forfeited	—	—	—
Options granted	—	—	—

Balance December 31, 2002	16,413,750	2,286,250

Options forfeited	—	(353,992)	—
Options granted(1)	—	490,000	—

Balance December 31, 2003	16,413,750	2,422,258

At the general shareholders meeting held on May 10, 2000, an increase in the number of options available under the 1999 options plans was approved to adjust the plans for an increase in the number of directors from 5 to 7.

Of 2,400,000 options granted in 1999, only 2,286,250 were accepted by directors and executive officers.

(1)	The number of options to be granted for 2004 has not yet been determined.

EDP - Electricidade de Portugal, S.A.

Notes to the Financial Statements

December 31, 2003, 2002 and 2001

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2003.

Options outstanding	Weighted average exercise price	Weighted average remaining contractual life	Options exercisable
2,422,258	3.35	1.3 years	—

40. Relevant and subsequent events

EDP and Hidrocantábrico constitute a European Economic Interest Group

On January 12, 2004, EDP – Electricidade de Portugal, through CPPE – Companhia Portuguesa de Produção de Electricidade, and Hidrocantábrico agreed to set up a European Economic Interest Group (EEIG) with a view to developing and putting into practice a process of contracting and adjudicating equipment to reduce emissions of sulphur dioxide into the atmosphere at their Sines, Aboño and Soto de Ribera power stations. Both companies will participate in the EEIG on equal footing.

Both parties will look into the possibility of extending the present agreement to the management and execution of contracts to be awarded on the basis of this process. The EEIG, which will be headquartered in Oviedo, is a type of company association created under an EEC regulation dated 1985 and is governed in Spain by a law dating from 1991. This type of association, with its own legal personality, is designed to simplify inter-company cooperation within the European Union. The option taken – involving a single adjudication process – means that the process must be governed by one of the applicable national laws; in this case the decision was taken to opt for Spanish law.

The joint installed power covered by the contracting and adjudication process totals around 2,166 MW and – in an average year – the three power stations in question burn about 7.5 million tons of coal. In accordance with the European Directive, the new equipment is expected to be operational during the last quarter of 2007, leading to sulphur dioxide emissions by the respective groups of these three power stations in accordance with the figures established by the directive (400 mg/Nm3).

EDP concludes Framework Agreement with a view to Acquisition of Control of the Natural Gas Industry in Portugal

On February 6, 2004, within the context of Council of Ministers’ Resolution 68/2003 of May 10, in respect of the restructuring of the Portuguese energy sector, EDP concluded a framework agreement with Eni, S.p.A. (Eni), establishing the heads of agreement reached by the parties with regard to bringing together the gas and electricity industries, and also with regard to the final structure of the share capital of GDP, SGPS, S.A. (GDP), 51% of which is expected to be held by EDP and 49% by Eni. However, during the transition period, REN – Rede Eléctrica Nacional may come to have a minority holding in GDP up to the conclusion of the process of separation of regulated assets such as the high-pressure natural gas network. The direct involvement of these companies in the natural gas business will be undertaken on the basis of a reference figure of Eur 1,2 billion attributed to the whole of the gas assets (including such regulated assets as come to be transferred to REN) currently held by the GALP Energia group. Implementation of this transaction is based on the assumption that the direct involvement of EDP in the natural gas business will be underpinned by the economic value resulting from its sale of its holding in GALP Energia, in which EDP has a 14.7% stake, and for this reason it is not expected that the transaction will require any additional investment by EDP. EDP and Eni will make a start as from this time to talks concerning the contracts to structure the operation and to define the corporate governance of GDP, to be concluded by March 31, 2004. The conclusion of the transaction will in any case depend on approval by the respective fair trade authorities.

EDP Clarifies the Market on the Process of Definition of the Compensation Value of the CAEs

On March 5, 2004, EDP informed the market and the public in general that the process of definition of the value of compensation (CMEC – Contractual Balance Maintenance Costs) linked to the possible transition of the energy acquisition contracts (CAEs) to the market system within the scope of MIBEL was still underway and had not therefore been concluded.

On March 8, 2004, in response to several requests for clarification in view of the news published in respect of the early termination of the Energy Acquisition Contracts (CAEs), EDP once again stated:

1. That not being party to the work of the European Commission and the Portuguese Government in progress in Brussels, EDP was entirely unaware of any progress or of the content thereof;

2. That investors and the market in general should not base investment decisions on the figures that had been published, which EDP considered totally unfounded and whose calculation criteria it was unable to reconstitute; and

3. That, as it had disclosed on several occasions, EDP would only formalise the early termination of the CAEs, provided that an economically neutral and equivalent alternative were ensured, certified by independent entities, and that it believed that this could occur by April 20, 2005.