Form 20-F
period 2005-12-31
EDP ENERGIAS DE PORTUGAL SA
filed 2006-07-14
CIK 1039610

As filed with the Securities and Exchange Commission on July 14, 2006

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission File Number: 1-14648

EDP—Energias de Portugal, S.A.

(Exact name of registrant as specified in its charter)

EDP—Energies of Portugal	Portuguese Republic
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

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

As of December 31, 2005, there were outstanding: 3,656,537,715 Ordinary Shares, with nominal value of €1 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒        Accelerated filer  ☐        Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Defined terms

In this annual report, unless the context otherwise requires, the terms “EDP, S.A.,” “EDP,” “we,” “us” and “our” refer to EDP—Energias de Portugal, S.A. (formerly known as EDP—Electricidade de Portugal, S.A.) and, as applicable, its consolidated subsidiaries. Unless we specify otherwise or the context otherwise requires, references to “U.S.$,” “$” and “U.S. dollars” are to United States dollars, references to “€,” “euro” or “EUR” are to the euro, the single European currency established pursuant to the European Economic and Monetary Union, references to “escudo(s)” or “PTE” are to Portuguese escudos and references to “real” or “reais” are to Brazilian reais. We have explained a number of terms related to the electricity industry in the “Glossary of Terms” included in this annual report.

Forward-looking statements

This annual report and the documents incorporated by reference in this annual report contain forward-looking statements. We may from time to time make forward-looking statements in our reports to the U.S. Securities and Exchange Commission, or SEC, on Form 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this annual report, the documents incorporated by reference in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, you should consider these forward-looking statements in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	the effect of, and changes in, regulation and government policy in countries in which we operate, including, in particular, European Union, or EU, directives, Portuguese, Spanish and Brazilian legislation, regulation and government policy, government and municipal concessions in Portugal and environmental regulations;

•	the effect of, and changes in, macroeconomic, social and political conditions in countries in which we operate;

•	the effects of competition, including competition that may arise in connection with the development of an Iberian electricity market;

•	our ability to reduce costs;

•	hydrological conditions and the variability of fuel costs;

•	anticipated trends in our business, including trends in demand for electricity;

•	our success in developing our telecommunications business;

•	our success in new businesses, such as gas;

•	future capital expenditures and investments;

•	the timely development and acceptance of our new services;

•	the effect of technological changes in electricity and telecommunications; and

•	our success at managing the risks of the foregoing.

Forward-looking statements speak only as of the date they are made. We do not undertake to update such statements in light of new information or future developments.

Presentation of financial information

We have prepared the financial information contained in this annual report in accordance with International Financial Reporting Standards, or IFRS, as adopted by the European Commission for use in the European Union in articles 11 and 12 of Decree law no. 35/2005, of February 17, 2005, and article 4 of Regulation (EC) no. 1606/2002 of the European Parliament and Council, of July 19, 2002. IFRS differs in significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. We describe these differences in “Item 5. Operating and Financial Review and Prospects—IFRS Compared with U.S. GAAP” and in note 48 to our consolidated financial statements. Unless we specify otherwise, references in this annual report to our “consolidated financial statements” are to the audited consolidated financial statements, including the related notes, included in this annual report.

The SEC has adopted an accommodation permitting eligible foreign issuers for their first year of reporting under IFRS to file two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS. We are required to prepare our financial statements for the year ended December 31, 2005 for the first time in IFRS, and this annual report on Form 20-F has been prepared in reliance on the SEC accommodation.

Beginning in 2002 (for fiscal year 2001 and thereafter), we published our consolidated financial statements in euros. Unless we specify otherwise, we have translated amounts stated in U.S. dollars from euros at an assumed rate solely for convenience. By including these currency translations in this annual report, we are not representing that the euro amounts actually represent the U.S. dollar amounts shown or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, we have translated the U.S. dollar amounts from euros at the Noon Buying Rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on July 11, 2006 of U.S.$1.2754 per €1.00. That rate may differ from the actual rates used in the preparation of our consolidated financial statements included in Item 18, and U.S. dollar amounts used in this annual report may differ from the actual U.S. dollar amounts that were translated into euros in the preparation of our consolidated financial statements. For information regarding recent rates of exchange between euros and U.S. dollars, see “Item 3. Key Information—Exchange Rates.”

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

The summary financial data below has been extracted from our consolidated financial statements for each of the years ended December 31, 2004 and 2005 and as of December 31, 2004 and 2005 and the related notes, which appear elsewhere in this annual report. The consolidated financial statements have been prepared in accordance with IFRS, which differs in significant respects from U.S. GAAP. We describe these differences in “Item 5. Operating and Financial Review and Prospects—IFRS Compared with U.S. GAAP” and in note 48 to our consolidated financial statements.

Under the SEC accommodation for eligible foreign private issuers reporting in IFRS for the first time, such issuers must also present selected consolidated financial data for five years on a basis reconciled to U.S. GAAP. We have provided, in the information below, amounts in accordance with U.S. GAAP net income, net income per share, net income per ADS, net fixed assets, total assets, total liabilities and shareholders’ equity as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005.

In 2004, we selected a new firm of independent public accountants to audit our consolidated financial statements based on a solicitation of bids to a number of firms, including our previous firm of independent public accountants. Our fiscal year 2004 and 2005 consolidated financial statements were audited by KPMG. Fiscal years from 2000 through 2003 were audited by PricewaterhouseCoopers.

	Year ended December 31,
	2004 Euro	2005 Euro(1)	2005 U.S. $(1)
	(in millions, except per ordinary share and per ADS data)
Statement of income:
Amounts in accordance with IFRS
Electricity sales	6,539	8,584	10,949
Other sales(2)	249	664	847
Services(3)	522	428	546

Total revenues	7,311	9,677	12,342
Cost of consumed electricity	(3,336)	(4,222)	(5,385)
Changes in inventories and cost of raw materials and consumables used	(608)	(1,591)	(2,029)
Supplies and services	(661)	(817)	(1,042)
Personnel costs	(528)	(546)	(696)
Employee benefits expense	(440)	(200)	(255)
Other income/expenses, net	(608)	(247)	(316)

Gross operating results	1,131	2,053	2,619
Provisions	(64)	(12)	(16)
Depreciation and amortization expense	(835)	(997)	(1,271)
Amortization of deferred income on partially funded properties received under concessions	86	98	124

Operating results	317	1,142	1,456
Gains from the sale of financial assets	10	441	562
Financial income	392	528	673
Financial expenses	(660)	(927)	(1,183)
Share of profit of associates	4	35	45

Profit before tax	62	1,219	1,554
Income tax expense	(16)	(152)	(194)

Profit after tax but before gain on discontinued operation	46	1,066	1,360
Gain on sale of discontinued operation, net of tax	0	46	58

Net income	46	1,112	1,418

Attributable to:
Minority interests	3	41	52
Equity holders of EDP	43	1,071	1,366
Operating results from continuing operations	335	1,154	1,472
Net income from operations per ordinary share(4)	0.10	0.31	0.40
Net income from operations per ADS(4)	1.04	3.14	4.00
Basic and diluted net income per ordinary share(4)	0.01	0.29	0.38
Basic and diluted net income per ADS(4)	0.14	2.94	3.75
Dividends per ordinary share(5)(6)(7)	0.09	0.10	0.13
Dividends per ADS(5)(6)	0.92	1.00	1.28

(1)	For 2005, euros are translated into U.S. dollars at the rate of exchange of U.S.$1.2754 = €1.00, which was the U.S. Federal Reserve Bank of New York Noon Buying Rate on July 11, 2006.
(2)	Consists of sales of natural gas, steam, ash, information technology products, telecommunications equipment and sundry materials.
(3)	Consists of electricity-related services, services to information technology systems, telecommunications, engineering, laboratory services, training, medical assistance, consulting, multi-utility services and other services.
(4)	Basic net income per share is based on the weighted average number of ordinary shares outstanding during the year. Diluted net income per share is computed on the basis of the weighted average number of ordinary shares outstanding during the year plus the effect of ordinary shares issuable upon the exercise of employee stock options using the treasury stock method. Basic and diluted net income per American Depository Share, or ADS, is based upon basic and diluted net income per ordinary share multiplied by 10 as each ADS is equivalent to 10 ordinary shares on a post-split basis.
(5)	Based on 3,656,537,715 ordinary shares issued and outstanding in 2004 and 2005.
(6)	Dividends per ordinary share in U.S.$, translated at the prevailing rate of exchange on the date of payment between the U.S. dollar and the euro, amount to U.S.$ 0.12 in both 2004 and 2005.
(7)	Stated figure is rounded, as actual dividend paid in relation to 2004 net income was €0.09243.

	Year ended December 31,
	2001 Euro	2002 Euro	2003 Euro	2004 Euro	2005 Euro(1)	2005 U.S. $(1)
	(in millions, except per ordinary share and per ADS data)
Statement of income:
Amounts in accordance with U.S. GAAP
Revenues	5,133	5,512	5,747	6,822	9,056	11,550
Income from continuing operations	521	264	451	239	1,101	1.404
Income from continuing operations per share	0.17	0.09	0.15	0.08	0.30	0.38
Net income	521	264	451	239	1,109	1,414
Basic and diluted net income per ordinary share(2)	0.17	0.09	0.15	0.08	0.30	0.39
Basic and diluted net income per ADS(2)	1.74	0.89	1.51	0.78	3.05	3.89

(1)	For 2005, euros are translated into U.S. dollars at the rate of exchange of U.S.$1. 2754 = €1.00, which was the U.S. Federal Reserve Bank of New York Noon Buying Rate on July 11, 2006.
(2)	Basic net income per share is based on the weighted average number of ordinary shares outstanding during the year. Diluted net income per share is computed on the basis of the weighted average number of ordinary shares outstanding during the year plus the effect of ordinary shares issuable upon the exercise of employee stock options using the treasury stock method. Basic and diluted net income per ADS are based upon basic and diluted net income per ordinary share multiplied by 10 as each ADS is equivalent to 10 ordinary shares on a post-split basis.

	As of and for the Year ended December 31,
	2004 Euro	2005 Euro(1)	2005 U.S. $(1)
	(in millions, except per ordinary share and per ADS data)
Cash flow data:
Amounts in accordance with IFRS
Net cash from operating activities	1,643	1,653	2,108
Net cash used in investing activities	(2,311)	(2,039)	(2,601)
Net cash used in (from) financing activities	636	707	902

(1)	For 2005, euros are translated into U.S. dollars at the rate of exchange of U.S.$1. 2754 = €1.00, which was the U.S. Federal Reserve Bank of New York Noon Buying Rate on July 11, 2006.

	Year ended December 31,
	2004 Euro	2005 Euro(1)	2005 U.S. $(1)
	(in millions, except per ordinary share and per ADS data)
Balance sheet data:
Amounts in accordance with IFRS
Cash and cash equivalents	231	585	747
Other current assets	2,562	3,740	4,770
Total current assets	2,793	4,326	5,517
Fixed assets, net(2)	12,557	13,891	17,717
Other assets	5,551	5,816	7,417
Total assets	20,901	24,033	30,652
Short-term debt and current portion of long-term debt	1,961	1,984	2,530
Other current liabilities	3,849	4,548	5,800
Total current liabilities	5,810	6,531	8,330
Long-term debt, less current portion	7,181	8,601	10,969

	Year ended December 31,
	2004 Euro	2005 Euro(1)	2005 U.S. $(1)
	(in millions, except per ordinary share and per ADS data)
Hydro account	364	170	217
Other long-term liabilities	2,764	2,620	3,341
Total liabilities (including Hydro account)	16,119	17,922	22,857
Minority interest	744	1,288	1,642
Total Equity attributable to equity holders of EDP	4,038	4,823	6,152

(1)	For 2005, euros are translated into U.S. dollars at the rate of exchange of U.S.$1. 2754 = €1.00, which was the U.S. Federal Reserve Bank of New York Noon Buying Rate on July 11, 2006.
(2)	Substantially all of these assets are subject to reversion to the Portuguese Republic or the municipalities. See “Item 4. Information on the Company—Portugal—Electricity regulation—Portuguese electricity legislation and regulation—Reversionary assets.”

	Year ended December 31,
	2001 Euro	2002 Euro	2003 Euro	2004 Euro	2005 Euro(1)	2005 U.S. $(1)
	(in millions, except per ordinary share and per ADS data)
Balance Sheet Data:
Amounts in accordance with U.S. GAAP
Fixed assets, net(2)	5,929	6,602	7,172	9,722	11,648	14,856
Total assets	15,455	16,922	17,730	23,525	25,800	32,905
Total current liabilities	3,052	2,551	3,270	6,920	6,408	8,173
Total long-term liabilities	7,706	10,403	10,873	11,230	12,471	15,906
Total liabilities	10,758	12,954	14,143	18,150	18,880	24,079
Shareholders’ equity	4,456	3,865	3,440	4,583	5,558	7,088

(1)	For 2005, euros are translated into U.S. dollars at the rate of exchange of U.S.$1. 2754 = €1.00, which was the U.S. Federal Reserve Bank of New York Noon Buying Rate on July 11, 2006.
(2)	Substantially all of these assets are subject to reversion to the Portuguese Republic or the municipalities. See “Item 4. Information on the Company—Portugal—Electricity Regulation—Portuguese electricity legislation and regulation—Reversionary assets.”

EXCHANGE RATES

Our consolidated financial statements are published in euros. A portion of our revenues and expenses and certain liabilities are nonetheless denominated in non-euro currencies outside the euro zone, and fluctuations in the exchange rates of those currencies in relation to the euro will therefore affect our results of operations. To learn more about the effect of exchange rates on our results of operations, you should read “Item 5. Operating and Financial Review and Prospects.” Exchange rate fluctuations will also affect the U.S. dollar price of the ADSs and the U.S. dollar equivalent of the euro price of our ordinary shares, the principal market of which is the Euronext Lisbon Stock Exchange. In addition, any cash dividends are paid by us in euro, and, as a result, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs on conversion of those dividends by the depositary.

The following table shows, for the periods and dates indicated, information concerning the exchange rate between the U.S. dollar and the euro. These rates are provided solely for your convenience. We do not represent that the euro could have converted into U.S. dollars at these rates or at any other rate.

The column of averages in the table below shows the average of the relevant exchange rate, calculated as the average of the exchange rate on the last business day of each month during the relevant period. The high and low columns show the highest and lowest exchange rates, respectively, on any business day during the relevant period.

U.S. dollar per euro(1) Year Ended December 31,	End of Period	Average
2001	0.89	0.89
2002	1.05	0.95
2003	1.26	1.13
2004	1.35	1.24
2005	1.18	1.24

U.S. dollar per euro(1)	High	Low
2006
January	1.23	1.20
February	1.21	1.19
March	1.22	1.19
April	1.26	1.21
May	1.29	1.26
June	1.29	1.25

(1)	Euro amounts are based on the U.S. Federal Reserve Bank of New York Noon Buying Rate.

Our ordinary shares are quoted in euro on the Euronext Lisbon Stock Exchange. Our ADSs are quoted in U.S. dollars and traded on the New York Stock Exchange. On July 11, 2006, the exchange rate between the euro and the U.S. dollar was U.S.$1.2754 = €1.00.

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

In Portugal, while we currently face limited competition from independent power producers in generation, we expect that this competition will increase as the industry further liberalizes. Portuguese law requires that contracts for the construction of future power plants in Portugal be awarded through competitive tender processes, in which we expect to participate. In a competitive tender process, we may lose opportunities to generate electricity in the Portuguese system. For further information on the structure of the Portuguese electricity market, see “Item 4. Information on the Company—Portugal—Electricity System Overview.”

In addition, the Portuguese government has implemented selected measures to encourage the development of various forms of electricity production, including auto production (entities generating electricity for their own use that may sell surplus electricity to the national transmission grid), cogeneration, small hydroelectric production (under 10 MVA installed capacity) and production using renewable sources. As an incentive from the Portuguese government, the electricity generated by these producers has been granted priority of sale in the PES. In 2005, the installed capacity of these producers was 2,389 MW, which represents 18.6% of the total installed capacity in Portugal. Through our subsidiaries, we participate in this generation area with an installed capacity of 337 MW.

The Portuguese regulatory structure now allows for competition in the supply of electricity, which could adversely affect our sales of electricity. In particular, in the future more electricity will be sold in the competitive markets, where prices may be lower than existing tariffs. Although law provided for full liberalization in the supply of electricity in August 2004, these rules are not expected to be implemented until September 2006. Therefore the effects of this increased competition have not yet been fully determined.

Despite the complete liberalization of the Spanish generation and wholesale market since January 1, 2003, the majority of consumers have not changed their electricity supplier. Until now, this liberalization has mainly produced effects among medium- and high-voltage consumers. Although fixed rate tariffs are expected to predominate, at least in the short- and medium-term, among Spanish electricity consumers, especially low voltage consumers, there could be a more pronounced move to contractually-agreed prices in the future, and these prices could be lower than regulated tariffs.

In the context of liberalization of the electricity market within the European Union, since the end of 2001 the Portuguese and Spanish governments have entered into several agreements for the creation of an Iberian electricity market, Mercado Ibérico da Energia Eléctrica, or MIBEL, the main principles of which are free competition, transparency, objectivity and efficiency. The stated intent of MIBEL is to guarantee Portuguese and Spanish consumers access to electricity distribution and to create interconnections with third countries on equal conditions applicable to Portugal and Spain. In addition, it is intended that the production of electricity by producers in Portugal and Spain be subject to similar regulation, thereby allowing producers in one country to execute bilateral agreements for electricity distribution to consumers in the other country and facilitating the creation of an Iberian common electricity pool.

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

Through its laws and regulations, the Portuguese government has created the current legal and regulatory framework governing the Portuguese electricity sector in which we operate. We cannot predict if regulatory changes will be made in the future or, if any such regulatory changes were made, the effects these changes would have on our business, financial condition and results of operations.

As an electricity public service, we operate in a highly regulated environment. An independent regulator appointed by the Portuguese government, the Entidade Reguladora dos Serviços Energéticos, or ERSE, regulates the electricity industry through, among other things, a tariff code that defines the prices we may charge for electricity services in the Public Electricity Sector, referred to as the PES or Binding Sector, and the prices for third-party access tariffs. In attempting to achieve an appropriate balance between, on the one hand, the interests of electricity customers in affordable electricity and, on the other hand, our need and the needs of other participants in the electricity sector to generate adequate profit, ERSE may take actions that adversely impact our profitability.

In real terms, adjusted for inflation, very high, high and medium voltage tariffs, generally applied to industrial customers, have declined by an average of 1.5% per year over the period 1999 to 2006. The tariffs for low voltage customers have also declined in real terms by an average of approximately 2.3% per year over the same period. For 2006, in nominal terms, tariffs for all voltage levels increased, on average, by 5.1% from the 2005 levels.

The component of the final tariff collected by EDP Distribuição Energia, S.A., or EDPD, our distribution company in Portugal, is calculated on the basis of a unitary tariff by voltage levels defined by ERSE, subject to a yearly adjustment on the basis of the Portuguese consumer price index, or CPI, less an “efficiency coefficient.” During the 2002-2004 regulatory period, the efficiency coefficient increased from 5% (applicable during the 1999-2001 regulatory period) to approximately 7%. There was no efficiency coefficient for the 2005 regulatory period as it was a one-year period without additional years within the period for the purposes of comparison. For 2006-2008, the efficiency coefficient is 4%. The tariffs to be set for the 2006-2008 regulatory period or any new regulations to be promulgated in respect of these periods may adversely affect our business, results of operations and financial condition.

Due to uncertainty as to the timing of our receipt of compensation relating to the early termination of the PPAs, which is conditioned on the start of operations of MIBEL, we may not receive such compensation in the amount currently contemplated.

Following the Resolution of the Council of Ministers no. 63/2003, of April 28, 2003, relating to the promotion of liberalization of the electricity and gas markets in furtherance of the organizational structure of MIBEL, the Portuguese government enacted Decree law no. 185/2003, of August 20, 2003, which contemplates the early termination of existing power purchase agreements, or PPAs. Pursuant to Decree law no. 52/2004, of October 29, 2004, which was enacted by the Portuguese parliament, the terms and conditions of such termination have been set out in Decree law no. 240/2004, of December 27, 2004, which provides for the creation of compensation measures designed to ensure electricity generating companies an economic benefit equivalent to that of the PPAs. However, the early termination of the PPAs, and the resulting implementation of related compensation mechanisms, is subject to the existence of various requirements and the satisfaction of various conditions precedent, the chief among these being the commencement of MIBEL operations. Although the MIBEL forward sale market managed by OMIP—Operador do Mercado Ibérico de Energia—Pólo Português, S.A., or OMIP, began operations on July 3, 2006, it is still unclear whether the adequate conditions have been met to allow for the commencement of MIBEL operations. Until the requirements and conditions for the early termination of the PPAs are met, our generation facilities in the PES will continue to be operated under the existing PPAs.

The estimated amount of compensation relating to the early termination of the PPAs contemplates, among other things, the commencement of MIBEL operations by June 30, 2005, which did not occur. Currently, we do not know the timing for commencement of MIBEL. To the extent that the timing of our receipt of compensation for the early termination of the PPAs is delayed, the amount of such compensation could be different from that which is currently contemplated. As a result, perceptions of our value in the market that are based on the currently contemplated compensation amount could change.

In addition, the compensation mechanisms relating to the early termination of PPAs were devised in the context of the existing legal and regulatory framework for the Portuguese electricity market, changes to which could result in changes to the assumptions or other factors underlying the existing compensation mechanisms and eventually adversely affect the compensation we receive.

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

Hydroelectric plants operating in the PES in Portugal account for approximately 47% of the installed capacity in the PES. These plants are dependent on the amount and location of rainfall and river flows from Spain, all of which vary widely from year to year. In years of favorable hydrological conditions, there is an increase in hydroelectric generation, while in years of unfavorable hydrological conditions, there is a decrease in hydroelectric generation and a greater dependence on thermal generation. Thermal generation, which is fired by coal, fuel oil, natural gas or a combination of fuels, is more expensive in terms of variable costs than hydroelectric generation.

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

The hydro account is reinforced through cash payments by REN—Rede Eléctrica Nacional, S.A., or REN (the system operator of the PES), in years of favorable hydrological conditions, while in years of unfavorable hydrological conditions we draw from the hydro account and make cash payments to REN, in order to compensate for the increased generation costs in the PES. Both the cash reinforcements and draws are based on the economic reference costs calculated on the basis of an average hydrological year and observed fuel prices. The increased PES generation costs in a dry year could have an adverse impact on our operational cash flow but not on our results of operations, due to the effects of the hydro account. For further information on the hydrological correction account, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Hydrological correction account.”

A significant amount of the energy we produce in certain markets is subject to market forces that may affect the price and amount of energy we sell.

We are exposed to market price risk for the purchase of fuel (including fuel-oil, coal and natural gas) used to generate electricity and the sale of a portion of the electricity that we generate. A portion of this risk is currently managed by the PPAs and we actively manage the market price risk relating to our fuel requirements. There can be no assurance that such management will eliminate all market price risk relating to our fuel requirements.

The combined-cycle gas fired power station, or CCGT, at Ribatejo, or the Ribatejo CCGT, does not operate under a PPA and its supply of natural gas is subject to market price risk for the purchase of fuel. If the Ribatejo CCGT plant does not receive an adequate supply of natural gas or if the price of natural gas is too high, it may not generate electricity or electricity generation may be limited.

Our electricity business is subject to numerous environmental regulations that could affect our results of operations and financial condition.

Our electricity business is subject to extensive environmental regulations. These include regulations under Portuguese and Spanish law, laws adopted to implement EU regulations and directives and international agreements on the environment. In Brazil, although we only operate hydroelectric plants and Brazil does not belong to Annex I of the Kyoto Protocol, we are nonetheless subject to strict environmental regulations relating to operators of generation facilities. Environmental regulations affecting our business primarily relate to air emissions, water pollution, waste disposal and electromagnetic fields. The principal waste products of fossil-fueled electricity generation are sulfur dioxide, or SO2, nitrogen oxides, or NOX, carbon dioxide, or CO2, and particulate matters such as dust and ash. A primary focus of environmental regulation applicable to our business is to reduce these emissions.

We incur significant costs to comply with environmental regulations requiring us to implement preventive or remediation measures. For example, we made approximately €90.5 million of capital expenditures in 2005 to comply with applicable environmental laws and regulations to minimize the atmospheric emissions impact of our operations on the environment. Environmental regulatory measures may take such forms as emission limits, taxes or required remediation measures, and may influence our policies in ways that affect our business decisions and strategy, such as by discouraging our use of certain fuels.

Under the EU Directive relating to the emission of pollutants from Large Combustion Plants, Portuguese environmental authorities created a new National Emissions Reduction Plan, or PNRE, to reduce SO2 and NOx emissions. The new PNRE, which replaces the 1996-2003 PNRE, was prepared and discussed with the competent authorities during 2004 and 2005, and formally approved in June 2006. The investments we made by to minimize emissions impact took into account these targets now imposed. Additionally, with regard to CO2 emissions, the Emission Trading Scheme, or ETS, began in the EU in 2005, and emission allowances were distributed to our operators in Portugal and Spain. We were allocated allowances for Portugal and Spain totaling 68.7 MtCO2, for the period spanning 2005 to 2007. The total amount of allowances received by the electricity sectors accounts for nearly 43% and 40% of the total CO2 accounted for in Portugal and Spain, respectively. In the binding generation system in Portugal, the costs of our thermal installed capacity are covered by the PPAs, taking into account allowances of CO2, which means that about 50% of the risk of insufficient CO2 emissions allowances is protected. For the other 50%, relating to the thermal generation in Spain and the Ribatejo CCGT plant, we are dependent on our CO2 risk management practices. There can be no assurance that we will manage our CO2 emissions within the applicable allowances.

We also have an interest in a nuclear power plant through HidroCantábrico—Hidroeléctrica del Cantábrico, S.A., or HidroCantábrico, which holds a 15.5% interest in the Trillo nuclear power plant in Spain. Spanish law and regulations limit, consistent with international treaties ratified by Spain, the liability of nuclear plant operators for nuclear accidents. Current Spanish law provides that the operator of each nuclear facility is liable for up to €150.3 million as a result of claims relating to a single nuclear accident. We would be liable for our proportional share of this €150.3 million per accident amount. Trillo currently has insurance to cover potential liabilities related to third parties arising from a nuclear accident in Trillo up to €150.3 million. The €150.3 million per accident limit on liability could be increased pursuant to changes in Spanish law. In the proportion of HidroCantábrico’s stake in Trillo, we could be subject to the risks arising from the operation of nuclear facilities and the storage and handling of low-level radioactive materials. These risks include accidents, the breakdown or failure of equipment or processes or human performance, including safety controls, and other events that could result in injury or damage to property or the environment. Liabilities we may incur in connection with these risks could result in negative publicity and reputation damage.

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

Exchange rate instability and, in particular, fluctuations in the value of the Brazilian real against the value of the U.S. dollar (appreciation of 22%, 9% and 13% during 2003, 2004 and 2005, respectively) may result in uncertainty in the Brazilian economy, which may affect the results of our Brazilian operations. In addition, we are exposed to translation risk when the accounts of our Brazilian businesses, denominated in Brazilian reais, are translated into our consolidated accounts, denominated in euro. We cannot predict movements in Brazil’s currency, and, since long-term Brazilian currency hedges are not available, a major devaluation of the Brazilian real might adversely affect our business, results of operations and financial condition.

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

The Brazilian electricity rationing program that started in June 2001 and ended in February 2002 had an adverse effect on electricity consumption and on consumption habits in affected areas. During this rationing program, electricity consumption in our concession area decreased and did not return to pre-rationing levels until 2004. Consequently, in 2002 and 2003, our Brazilian operations could only dispose of surplus electricity at depressed prices. Although total electricity distributed by our subsidiaries in the Brazilian market increased in 2004, reflecting a stronger economic environment in that region and an increase in the number of customers, material reductions in electricity consumption or generation, due to below-average rainfall or otherwise, may adversely affect our future financial results. In 2005, according to data from the Empresa de Pesquisa Energética, or EPE, energy consumption in Brazil grew 4.6% from 2004 and exceeded pre-2001 rationing levels for almost every month of the year, reflecting a recovery in demand.

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

We also are developing an Iberian gas business as complimentary to and strategically aligned with our electricity business, as described in more detail in “Item 4. Strategy—Iberian Energy—Developing an Iberian gas business.” We may face difficulties integrating this business with our current activities, and the development of the business will expose us to new risks, including governmental and environmental industry regulation and economic risks relating to fluctuation in the price of energy, currencies in which gas prices are quoted and time-lags in prices between the times of purchase and sale. We cannot assure you that we will successfully manage the development of our gas business, and a failure to do so could have an adverse effect on our business, results of operations and financial condition.

The supply chain of gas to Iberia by foreign countries involves gas production and treatment, transportation through international pipelines and in vessels, and processing in liquefaction terminals. This supply chain is subject to political and technical risk. Although these political and technical risks are often dealt with through “force majeure” clauses in supply, transit and shipping contracts that may, to a certain extent, shift risk to the end-user market, thereby mitigating contractual risk, contractual provisions do not mitigate margin risk associated with loss of profits. Additionally, once liberalization occurs in Portugal, access rules and available capacity in the infrastructures will be defined. Any capacity access or operational restrictions imposed by the system operator may impair normal supply and sales activities with resulting contractual risk leading to loss of profits.

The gas market is becoming more complex and more interrelated with the dynamics of other markets, including the market for electricity and CO2, leading to volatility in international spot markets, with greater alternation between periods of high prices and low prices. Both high and low prices cause margin risk for market participants whose supply chain does not rely on long-term, stable contracts. Although the contractual structure of EDP’s supplies in Portugal is designed to mitigate these fluctuations, we cannot assure you that our contractual structure will fully mitigate the risk arising from market volatility.

The demand for natural gas by electricity generators may be significantly affected not only by gas prices but also by a number of other factors including hydrological conditions, prices in electricity pool markets, prices of competing fuels and the availability of plants that are not gas fired. Commercial gas sales and gas distribution are affected by tariff levels, the economies conditions of the countries in which we sell and distribute gas, environmental and climate conditions and competition.

The European Commission and national regulators and authorities can unilaterally change, sometimes in a significant way, the regulation and rules applicable to the local gas industry. These changes may affect the return on investment of gas infrastructure owners, the conditions for access to infrastructure by participants, the level of storage or stranded costs supported by participants and, consequently, the potential economics of all market participants.

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

Our fixed line telephone business also faces strong indirect competition from cellular telephone service providers, particularly those in the voice segment. Mobile subscriptions have already overtaken the number of fixed line connections in Portugal, and we expect this growth to continue.

We also face significant competition from numerous existing operators in the Internet and data services areas, both of which we have targeted, and we expect that new competitors will emerge as these markets continue to evolve.

We face managerial, commercial, technological and regulatory risks, as well as other risks, related to our telecommunications activity. Our ability to develop and successfully achieve profitability in this area may be affected if we are not able to manage these risks and this business efficiently in a competitive market. In 2005, our telecommunications activity generated a loss before taxes of €87.7 million.

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

Under our articles of association, no shareholder, except the Portuguese Republic and equivalent entities, may exercise voting rights that represent more than 5% of our voting share capital. In addition, specific notification requirements are triggered under our articles of association when shareholders, other than the Portuguese Republic and equivalent entities, purchase 5% of our shares and under the Portuguese Securities Code when purchases or sales of our shares cause shareholders to own or cease to own specified percentages of our voting rights.

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

Item 4. Information on the Company

HISTORY AND BUSINESS OVERVIEW

We were incorporated in 1976 under the name EDP—Electricidade de Portugal, E.P., as a result of the nationalization and merger of the principal Portuguese companies in the electricity sector in mainland Portugal. In 1991, we changed our name to EDP—Electricidade de Portugal, S.A. and, in October 2004, we changed our name to EDP—Energias de Portugal, S.A.

We are the largest generator and distributor of electricity in Portugal. In addition, we own 30% of REN, the sole transmitter of electricity in Portugal, and we have significant electricity operations in Spain and Brazil. Our principal executive offices are located at Praça Marquês de Pombal, 12, 1250-162 Lisbon, Portugal. Our telephone number at this location is +351-21-001-2500. Our agent for service of process in the United States is CT Corporation System at 111 Eighth Avenue, New York, New York 10011.

Our official website address is http://www.edp.pt. The information on our website is not incorporated by reference in this annual report.

Through a privatization process that began in 1997, the Portuguese government has reduced its interest in us. The sixth phase of privatization was completed in December 2005 with the issuance of convertible bonds by Parpública corresponding to 4.376% of our share capital. As of May 31, 2006, we were approximately 20.49% owned indirectly by the Portuguese Republic and an additional 4.95% of our shares were held by Caixa Geral de Depósitos, S.A., or CGD, a state-owned bank. Other significant shareholders include Iberdrola, S.A. (9.5%), Caja de Ahorros de Asturias, or CajAstur (5.53%), BCP - Banco Comercial Português, S.A., or BCP (2.91%), the BCP Group’s Pension Fund (2.23%), UBS AG (2.41%), Banco Espírito Santo, S.A., or BES (2.17%) and Baltic – SGPS, S.A., or Baltic (2.00%).

The following chart shows our current structure and a list of the primary companies and investments within the EDP Group. For a more detailed listing and description, see “—Subsidiaries, Affiliates and Associated Companies” and note 17 to our consolidated financial statements.

Our 2005 operating revenues amounted to €9,677 million (U.S.$12,342 million), approximately 89% of which represented electricity sales, yielding operating income of €1,142 million (U.S.$1,456 million). As of December 31, 2005, our total assets were €24,033 million (U.S.$30,652 million), and shareholders’ equity was €4,823 million (U.S.$6,109 million).

The following table shows our consolidated revenues by activity and geography:

	Year ended December 31,
	2004	2005
	(millions of EUR)
Electricity
Portugal	5,521	6,301
Spain	416	1,697
Brazil	1,148	1,607
Gas
Portugal	0	49
Spain	198	671
Telecommunications	156	150
Adjustments(1)	(129)	(798)

Total	7,311	9,677

(1)	Adjustments to include revenues from services and to exclude intercompany transactions.

ENERGY

Iberian electricity

Historically, electricity has been our core business. We are the largest producer and distributor of electricity in Portugal. We underwent a restructuring in 1994, at which time we formed subsidiaries to operate in the areas of electricity generation, transmission and distribution. The Portuguese government purchased a 70% interest in the transmission company REN from us in 2000. We currently conduct most of our electrical generation business in Portugal through EDP—Gestão da Produção de Energia, S.A., referred to in this annual report as EDP Produção, or EDPP. Our electricity distribution business in Portugal is conducted through Distribuição Energia, S.A., or EDPD.

The creation of an Iberian electricity market is the driving force behind our decision to expand our operations to Spain. In 2001, we identified HidroCantábrico as an independent utility company that could facilitate our entry into the Spanish energy market. HidroCantábrico operates electricity generation plants and distributes and supplies electricity and gas, mainly in the Asturias and Basque regions in Spain. We are now the third largest utility operator in the Iberian market following our acquisition of an additional 56.2% stake in HidroCantábrico in 2004, increasing our stake to 95.7%. In connection with our 2004 acquisition of HidroCantábrico, we entered into a shareholders’ agreement with CajAstur and Caser, which together retained an aggregate stake in HidroCantábrico of 3.1%. The shareholders’ agreement gives CajAstur and Caser certain veto rights, especially in relation to certain regional concerns, which will preserve HidroCantábrico’s links with the region of Asturias. In addition, CajAstur has a long-term put option entitling it to sell its interest in HidroCantábrico to us at a price indexed to the value of our ordinary shares.

In 2005, we accounted for approximately 82% of the installed generation capacity in the PES and 99% of the distribution in the PES. REN, in which we hold a 30% equity interest, accounted for 100% of the transmission in the PES. HidroCantábrico, Spain’s fourth largest utility operator, accounted for 5% of Spanish mainland installed generation capacity in the conventional regime, which includes generation in the competitive market or through bilateral contracts, and 6% of the Spanish liberalized electricity supply market.

In Portugal, we generate power for consumption in both the PES and the Independent Electricity System, or IES. In 2005, our generation facilities in Portugal had a total installed capacity of 8,921.2 MW. In the transmission function, REN operates the national grid for transmission of electricity throughout mainland Portugal on an exclusive basis pursuant to Portuguese law. REN also manages the system dispatch and the interconnections with Spain. EDPD, our distribution company, carries out Portugal’s local electricity distribution almost exclusively. EDPD provided approximately 5.9 million customers with 43,784 GWh of electricity in 2005. In Spain, HidroCantábrico had a total installed capacity in the conventional regime in 2005 of 2,596 MW, distributed a total of 9,247 GWh through its own network to approximately 584,922 regulated customers and invoiced 13,611 GWh of electricity supply to regulated and liberalized customers.

Our generation activities in Portugal and Spain include renewable energy facilities that are primary held by Nuevas Energias de Occidente, SL, or Neo Energia, a company formed in 2005 to participate in the renewable energy business. In December 2005, Neo Energia acquired the Spanish operations of Nuon International Renewables Projects, B.V., a Dutch company involved in renewables, for €485.4 million. The acquired business, Grupo Nuon España, S.L.U., or Nuon España, participates in the Spanish renewable energy sector through Desarollos Eolicos, S.A., or DESA, and has a portfolio of wind farm projects with a total capacity of 1,407 MW, of which 221 MW were already fully operational at the end of 2005 and

1,186 MW were in different stages of development. The wind farms are located in Galicia, Aragon, Andalusia and Canary Islands and comprise assets with an average number of wind hours of 2,650 hours/year, above the average for the sector in Spain, which stands at 2,350 hours per year.

We expect regional electricity markets to consolidate in Europe as an initial step toward an integrated and liberalized electricity market within the European Union. For geographical and regulatory reasons, the regional electricity market of the Iberian Peninsula is our natural market and will be integrated with the opening of MIBEL. In anticipation of MIBEL, we elected the Iberian Peninsula electricity market as the core market for our main electricity business and expanded our energy operations in Spain with an increase of our stake in HidroCantábrico to 95.7% in 2004. Our main activities in the electricity sector are already conducted in the Iberian Peninsula market in an integrated manner. We expect this acquisition to result in the full integration of HidroCantábrico’s operations with ours, which should allow us to enhance management flexibility, realize further synergies from the combination of our operations and improve business performance, thereby reinforcing our position as a leading Iberian energy company in advance of the opening of MIBEL.

Iberian gas

We also have investments in gas utilities, which we regard as complementary to our core electricity business.

In Portugal, we have direct and indirect shareholdings equal to 72.0% of Portgás – Sociedade de Produção e Distribuição de Gás, S.A., or Portgás, the natural gas distribution company for the northern region of Portugal and direct and indirect shareholdings equal to 19.8% of Setgás – Sociedade de Produção e Distribuição de Gás, S.A., or Setgás, the natural gas distribution company for the Setúbal region. For more information on our participation in the Portuguese gas sector, see “—Gas—Portugal.”

Our interests in the gas sector in Spain are held through HidroCantábrico, which is the controlling shareholder with a 56.18% stake in Naturgás Energia, or Naturgás, the leading gas company in the Basque region of Spain. For more information on our participation in the Spanish gas sector, see “—Gas—Spain.”

Brazilian electricity

Our investments in Brazil are held through Energias do Brasil and consist of distribution, generation and related activities in the electricity sector. Energias do Brasil is engaged in distribution through the following subsidiaries: EBE—Empresa Bandeirante de Energia, S.A., or Bandeirante, Escelsa—Espirito Santo Centrais Eléctricas S.A., or Escelsa, and Enersul—Empresa Energética do Mato Grosso do Sul S.A., or Enersul. In generation, Energias do Brasil participates in Investco S.A., or Investco, the owner of the Lajeado plant, through EDP Lajeado S.A., or EDP Lajeado, and Enerpeixe S.A., or Enerpeixe. Energias do Brasil’s related trading business is concentrated in Enertrade S.A., or Enertrade. For more information, see “—Brazil—Overview.”

TELECOMMUNICATIONS

In 2000, taking into consideration our existing resources and expertise, we decided to pursue telecommunications activities. Currently, ONI—Operadora Nacional de Interactivos, S.G.P.S., S.A., or ONI, our 56.6%-owned subsidiary and the holding company for our telecommunications businesses, has the overall responsibility for strategic and financial matters relating to our telecommunications business segments. Pursuant to a recent reorganization, ONI’s businesses are currently focused on wireline Portugal, discussed in further detail in “—Telecommunications” below. In June 2006, we announced that a process for the sale of our stake in ONI might be initiated.

INTERNATIONAL INVESTMENTS

Apart from Spain and Brazil, we have made a number of international investments in the electricity and water sectors in Cape Verde, Guatemala, and Macau. Other than Neo Energia’s acquisition of three wind farms in France in 2005, discussed in further detail in “—Renewable Energy” below, we have not initiated any other new significant international investment projects since 2003.

GROUP CAPITAL EXPENDITURES AND INVESTMENTS

The following table sets forth our capital expenditures and investments for the years 2003 through 2005, divided into operating investment and financial investment. Operating investment generally refers to the development and acquisition of fixed assets, and financial investment generally refers to the acquisition of equity interests in companies.

	Year ended December 31,
	2003	2004	2005
	(thousands of EUR)
OPERATING INVESTMENT:
Energy:
Portugal:
Generation:
Thermal/Hydro	213,851	178,735	182,926
Renewable: wind	38,533	53,667	46,030
Renewable: biomass	922	155	0
Cogeneration	33	161	249
Other	0	0	3,699
Engineering and Operations and Maintenance	7,809	14,181	125

Total Generation	261,147	246,899	233,029
Distribution:(1)
Investment, net of subsidies	275,030	311,513	335,926
Subsidies in kind (assets)	61,039	70,405	71,158
Subsidies in cash	59,714	76,592	79,330

Total Distribution	395,783	458,510	486,415
Supply(2)	6,218	6,524	5,663

Total technical costs	663,148	711,933	725,107
Financial costs capitalized	24,005	24,785	15,233

Total Portugal	687,152	736,718	740,339
Spain:
HidroCantábrico(3)	70,528	115,071	347,294

Total Spain	70,528	115,071	347,294

Total Energy Portugal and Spain	757,680	851,789	1,087,633
Brazil:
Generation(4)	58,676	195,545	255,400
Distribution:
Bandeirante	39,392	33,173	42,729
Escelsa	18,639	30,055	50,817
Enersul	16,184	25,932	69,857
EDP Brasil	415	222	552

Total Brazil	133,307	284,926	419,355
Telecommunications(5) and Information Technology:
Telecommunications	28,564	33,498	34,070
Information Technology	58,784	20,424	0

Total Telecommunications and Information Technology	87,348	53,922	34,070
Other:
Other Operating Investment(6)	24,939	31,317	36,583

TOTAL OPERATING INVESTMENT	1,003,274	1,221,954	1,577,642

	Year ended December 31,
	2003	2004	2005
	(thousands of EUR)
FINANCIAL INVESTMENT:
Energy:
Portugal:
Acquisition of additional 20% shareholding in Turbogás	0	0	52,010
Acquisition of shareholding in Portgás and Setgás	0	124,120	0
Other	0	0	6,747
Spain:
Acquisition of 66.2% of Naturcorp (now Naturgás) by HidroCantábrico(7)	100,235	0	0
Acquisition of 56.2% of HidroCantábrico by EDP	0	1,200,763	0
Acquisition of DESA by Neo Energia	0	0	485,355
Acquisition of Ider, S.L. by Sinae Inversiones Eólicas, S.A.	0	0	14,907
Other	0	0	9,149

Brazil:
Other	0	0	0

Total Energy	100,235	1,324,883	568,168
Other:
Subscription to BCP rights issue and capital increase	40,599	0	0
Other financial investments	40,926	25,240	0

Total Other	81,525	25,240	0

TOTAL FINANCIAL INVESTMENT	181,760	1,350,123	568,168

TOTAL CAPITAL EXPENDITURES AND INVESTMENTS	1,185,034	2,572,077	2,145,810

(1)	Distribution includes capital expenditures of EDPD.
(2)	Supply comprises the capital expenditures of EDP Energia, our company operating in the liberalized market.
(3)	Investments represent 40% of HidroCantábrico’s operational investments in 2003 and 2004, and 100% in 2005.
(4)	Investments in 2004 and 2005 include investments Peixe Angical.
(5)	Investments for telecommunications include primarily infrastructure.
(6)	Other Operating Investment includes investments by the EDP Group in installations and equipment at the holding company level, investments by our real estate companies and investments by our support services companies.
(7)	Investments represent 40% of HidroCantábrico’s financial investment in the acquisition of Naturcorp. Naturcorp has since reorganized its gas holdings, as a result of which HidroCantábrico’s ownership of Naturcorp decreased to 56.2%.

Total capital expenditures and investments of €2,145.8 million in 2005 represented a 16.6% decrease from total capital expenditures and investments of €2,572.1 million in 2004. This decrease in 2005 was primarily due to the acquisition of an additional 56.2% shareholding in HidroCantábrico in 2004. In 2005, our main investments included the acquisition in Spain of Nuon España by Neo Energia, and the construction of the Peixe Angical hydroelectric power station in Brazil, which is expected to start operations during the second half of 2006. Capital expenditures by EDPD in 2005 were focused on the distribution network in order to continue improving the quality of service.

Capital expenditures and investments increased from €1,185 million in 2003 to €2,572.1 million in 2004 due to the acquisition of HidroCantábrico in 2004, a higher level of investments in generation in Portugal, following the near conclusion of Venda Nova II, which was renamed Frades in 2005, the completion of construction of the first two units of the Ribatejo CCGT plant and the additional 72 MW of Enernova’s wind farm capacity and investments made at the 124 MW Albacete wind farm through HidroCantábrico.

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

	Year ended December 31,
	2003	2004	2005
	(thousands of EUR)
Total Capital Expenditures and Investments:	1,185,034	2,572,077	2,145,810

Internal Transfers:
IT Systems (from EDINFOR to EDPD)	(11,974)	0	0
Divestments:
60% of Edinfor–Sistemas Informáticos, S.A.	0	0	(69,771)
Comunitel	0	0	(117,305)
14.27% of Galp Energia	0	0	(144,100)
2.01% of BCP–Banco Comercial Português, S.A.	0	0	(153,154)
3.0% of Red Eléctrica de España, S.A.	0	0	(75,879)
48.9% of Hidraulica de Santillana, S.A	0	0	(21,338)
3% of Iberdrola, S.A.	(400,102)	0	0
Oni way	0	(61,449)	0
Retecal	0	(23,004)	0
Stake in Fafen and Enersul turbine	0	(37,936)	0
Other divestments	0	0	(14,519)

Total Internal Transfers and Divestments	(412,076)	(122,389)	(596,066)

Adjusted Total Capital Expenditures and Investments	772,958	2,449,688	1,549,743

In recent years, a significant part of our capital expenditures on electricity projects in mainland Portugal has been in distribution. Since EDPD is required by law to connect all customers who wish to be supplied by the PES, a large part of capital expenditures is spent in connecting new customers, improving network efficiency and developing the network (installing new cables and lines) to accommodate the growth in consumption. In addition, we are required to meet government standards for meter control, which requires us to make further investments in new meters. Our investment in distribution in Portugal in 2005 totaled €486.4 million compared with €458.5 million in 2004 and €395.8 million in 2003, and mainly consisted of recurring capital expenditures necessary for the operation, improvement and expansion of our distribution network in Portugal, including expansion to accommodate growth in consumption and maintenance. Between 2001 and 2005, EDPD’s capital expenditures increased due to higher investments in the distribution network pursuant to our public commitment to improve the quality of service by reducing the equivalent interruption time in the distribution of electricity. In 2003, EDPD capital expenditures also included €12.0 million related to the internal transfer of an information technology system from Edinfor to EDPD.

Under current regulations in Portugal, EDPD receives contributions directly from customers for a portion of its capital expenditures for new connections to the transmission and distribution networks. The total amount of contributions from customers in 2005 was approximately €150.5 million compared with approximately €147.0 million in 2004.

During 2005, we invested €233 million in generation in Portugal, compared with €246.9 million in 2004 and €261.1 million in 2003. Capital expenditures in 2005, 2004 and 2003 were primarily a result of expenses incurred due to the construction of the three 392 MW units of the Ribatejo CCGT plant, the two 95.8 MW units of the Frades hydroelectric plant and 160 MW of wind farms.

In Portugal, we expect to focus future distribution capital expenditures on connecting new clients and improving the quality of the electricity service through a more efficient network. We expect to concentrate future generation capital expenditures on the development of new hydroelectric projects and on the construction of new CCGT power plants. Future capital expenditures in generation may also include special projects such as co-generation and wind power generation opportunities.

In Spain, capital expenditures incurred in generation, electricity distribution, special regime generation and gas amounted to €347.32 million in 2005. HidroCantábrico’s operating investments in 2005 increased compared to 2004 due to the completion of the Las Lomillas (50 MW – 50% owned by Neo Energia) and La Sotonera (19 MW – 65% owned by Neo Energia) wind farms. The Boquerón (22 MW – 75% owned by Neo Energia), Belchite (50 MW – wholly owned by Neo Energia), and Brujula (73 MW – wholly owned by Neo Energia) wind farms started operations in the first half of 2006. In 2005, HidroCantábrico started the construction of the second 400 MW unit of the Castejón CCGT plant, which is forecasted to start operations by the end of 2007. When compared to 2003, investments in special regime generation were greater in 2004 due to the completion of the Albacete wind farm (124 MW), which began operations in November 2004. In 2003, apart from the capital expenditure of €250.6 million (our proportional share of this expenditure being €100.2 million) for the acquisition of HidroCantábrico’s 62% stake in Naturgás, additional capital expenditures of €176.3 million were incurred (our proportional share of these expenditures being €70.5 million).

We currently expect to fund any future capital expenditures and investments in Brazil with cash flow generated by local operations and by reais-denominated debt.

As part of our capital expenditures in generation we made capital expenditures related to environmental matters of approximately €90.5 million in 2005, approximately €18 million in 2004 and approximately €10 million in 2003. We expect these capital expenditures to amount to approximately €405 million in period 2005-2008, of which €59 million will be related to new investments in emissions reduction equipment in the Sines, Aboño and Soto power plants, in order to adapt the facilities to the new environmental regulations relating to SO2 and NOx emissions.

We believe that cash generated from operations and existing credit facilities is sufficient to meet present working capital needs. We currently expect that our planned capital expenditures and investments will be financed from internally generated funds, existing credit facilities and customer contributions, which may be complemented with medium- or long-term debt financing and equity financing as additional capital expenditure and financial investment requirements develop. To learn more about our sources of funds and how the availability of those sources could be affected, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

STRATEGY

Our principal strategic objective is the creation of shareholder value through the achievement of sustained real earnings growth, and our primary strategic focus is on consolidating and expanding our position in energy activities in the Iberian Peninsula. Accordingly, we have redefined our concept of our domestic market to include the Iberian Peninsula and are positioning ourselves for the Iberian electricity market that will develop in the future, particularly following the implementation of MIBEL. In this context, we acquired joint operating control of HidroCantábrico in 2001, the fourth largest electricity operator in Spain, which, in turn, acquired Naturcorp, the second largest gas operator in Spain, in 2003, and in December 2004 acquired full control of HidroCantábrico by increasing our stake to 95.7%. See “—History and Business Overview—Energy—Iberian electricity.”

While expanding into the Spanish gas and electricity sectors, we are also strengthening our core electricity business and our gas business in Portugal. During recent years, we have been making considerable efforts to optimize and restructure our Portuguese generation and distribution activities in preparation for the full liberalization of electricity supply in Portugal and the expected integration of the Portuguese and Spanish electricity markets. In connection with these efforts, we are taking steps to improve the quality of service through cost-conscious investment in technical and commercial infrastructure, particularly in the areas of electricity distribution and sales, and further restructure our human resources, primarily in our distribution business. In this regard, we have had and continue to have programs in place that are aimed at reducing our headcount, and we intend to expand our sales and customer service capabilities. We are also increasing our electricity generation capacity through modernization of existing facilities and selective development of new facilities, in each case mindful of environmental requirements and concerns.

Outside of our Iberian energy activities, we have also sought to focus on our core business through divestiture of non-strategic investments, as demonstrated by our sale in 2005 of a 60% stake in our information technology company Edinfor and by our sale in 2005 of a 99.93% stake in our Spanish telecommunications company Comunitel. We continue to selectively pursue other business activities that are complementary to our energy activities in Iberia. These other business activities include selectively pursuing international opportunities in electricity, specifically generation in Brazil and renewables in other European markets.

IBERIAN ENERGY

Our primary strategic focus is the Iberian energy market, where we are consolidating our position as a leading energy company. We are the leading electricity company in Portugal. We also are developing our activities in the Portuguese natural gas distribution sector, mainly through Portgás and Setgás, in which we hold a direct and indirect stake of 72.0% and 19.8%, respectively. In Spain, we currently own 95.7% of HidroCantábrico, which holds a 56.18% stake in Naturcorp.

In the Iberian energy market our strategic objectives are:

•	preserving the value of our business in the Portuguese energy sector in light of the liberalization of the Portuguese electricity market and the creation of an integrated Iberian market;

•	growing our electricity Iberian platform through further integration with HidroCantábrico, the development of new conventional generation facilities and a significant expansion of our renewable capacity both in Portugal and Spain; and

•	developing an Iberian gas business by leveraging our existing assets.

Preserving the value of our business in the Portuguese energy sector

In the Portuguese energy sector, we face increasing competition arising from the liberalization of the electricity market in Portugal, in the Iberian Peninsula and throughout the European Union. On August 18, 2004, the electricity market in Portugal was fully liberalized and all customers, including all low-voltage customers, became free to choose their electricity supplier. Competition in electricity supply will also increase once MIBEL is fully operational. Additionally, we face increasing pressure on the operating margins of our electricity distribution business in Portugal due to regulation of electricity tariffs in the PES.

In response to these challenges, we plan to:

•	continue efforts to enhance earnings and maintain our leading market share of generation and distribution in the liberalized and growing Portuguese electricity market, while also capitalizing on growth opportunities created by the increasing liberalization within the EU, particularly in the Iberian electricity market; and

•	continue our program to increase the efficiency of our operations in the Portuguese energy sector, reduce related costs with the goal of achieving international best practice standards and minimize the impact of tariff reductions in the current regulatory period on operating margins of our electricity distribution business.

In pursuing these objectives, we intend to:

•	pursue effective marketing to both new and existing customers, particularly those that benefit, or will benefit, from competitive alternatives in the Non-Binding Sector (where we are present through our subsidiary EDP Comercial, S.A., or EDP Comercial);

•	continue to provide high quality and cost-effective services to the Binding Sector and the Non-Binding Sector;

•	continue to centralize and improve the efficiency of our administrative activities, such as accounting and procurement, with the aim of achieving cost savings in supplies of goods and services and personnel reduction, to which end we created EDP Valor, a company that integrates some of our service companies by consolidating resources and centralizing purchasing activities;

•	identify opportunities to achieve future reductions in overhead expenses; and

•	continue to monitor the level of recurring and non-recurring capital expenditures in our Portuguese electricity business.

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

To grow our Iberian electricity platform, we intend to:

•	through HidroCantábrico, enhance management flexibility and further synergies between its operations and our existing ones, namely through the operation of a single energy trading unit for Iberia and the centralization of procurement in respect of our investment in wind and CCGT generation;

•	position ourselves to benefit from the creation of an Iberian electricity market and pursue growth opportunities in Spain by leveraging our investment in HidroCantábrico;

•	grow our customer base by capitalizing on the fully liberalized electricity market in Spain;

•	take advantage of a combined electricity and gas service offering in Spain through the activities of both HidroCantábrico and Naturcorp and in Portugal through the activities of EDP and Portgás in connection with the expected liberalization of the Portuguese gas sector; and

•	increase generation capacity through the construction of new CCGT power plants, developing renewable energy generation projects, primarily through the construction or acquisition of new wind farms, and increasing capacity in existing hydroelectric plants to cope with strong consumption growth.

Developing an Iberian gas business

We view the gas business as being highly complementary to the electricity business and of great strategic attractiveness. Both Portugal and Spain have gas and electricity consumption growth rates above the EU average and each country requires new capacity to be gradually added. CCGT plants, fired by gas, are considered to be an advantageous option to meet the Iberian electricity system expansion requirements because of their lower investment costs per MW, greater efficiency, lower operating and maintenance costs and lower emission levels compared to other thermal generation plants. Since new gas-fired generation capacity is expected to be added to the Iberian electricity system, power generators, which are already among the largest gas consumers in the Iberian Peninsula, are and will continue to be the facilitators of the development and sustainability of the gas business in the Iberian Peninsula, although their competitive position will increasingly depend on gas prices and the flexibility of gas contracts. The natural gas market is characterized by the existence of long-term contracts. For electricity generators, long-term contracts in the natural gas market are usually indexed to the price of oil, are of a take-or-pay nature and restrict the final destination of contracted gas. Since gas represents a substantial portion of gas-fired power plants’ total costs, access to flexible and competitive gas contracts is necessary to increase the efficiency of CCGT power plants.

There are two main reasons for us to develop an integrated Iberian gas business:

•	to increase the competitiveness and efficiency of our gas-fired power plants. By being involved in both gas distribution and electricity generation we expect to be able to mitigate the risk presented by variable gas prices while increasing the flexibility of gas sourcing and placing; and

•	to capture synergies from distributing both gas and electricity to final consumers, leveraging our existing electricity client base and the sharing of infrastructure and system costs.

Our current interest in the gas sector in Portugal consists of our 72.0% holding in Portgás and 19.8% holding in Setgás. Portgás distributes gas to more than 150,000 customers in the industrial northern region of Portugal. Our current interest in the gas sector in Spain is through HidroCantábrico’s 56.2% controlling stake in Naturcorp, which has more than 600,000 customers and approximately 10% of Spain’s regulated revenues for gas distribution, or 6% of gas distributed in Spain in terms of GWh.

INTERNATIONAL ACTIVITIES

Although our core business has historically been electricity in Portugal, it has evolved to include the Iberian energy market. However, international opportunities have arisen in the electricity and related businesses through which we believe we can achieve attractive returns. In international investments, we have looked particularly toward Brazil, where we believe we can play an active role in managing the electricity operations in which we are involved and where potential returns may be attractive. In July 2005, we finalized the initial public offering of Energias do Brasil following a reassessment of our Brazil strategy and rationalizing our Brazilian operations by making them more self-sustaining and independently managed. During the process, which resulted in a decrease of our stake in Energias do Brasil from 100% to 62.4%, we focused on the following initiatives:

•	corporate restructuring: integration of all activities in Brazil under our subsidiary, Energias do Brasil, which will consolidate not only financial results but also planning and strategic control;

•	capital restructuring: assessment of the capital structure of Energias do Brasil and its subsidiaries;

•	corporate governance: harmonization and alignment of the corporate governance structures and procedures of Energias do Brasil’s subsidiaries, with a view toward improving the efficiency and transparency of governance and the decision-making process;

•	strategic positioning: introduction of the necessary adjustments to our existing investments with the aim of obtaining greater added value for shareholders and the establishment of strategic platforms for the development of future businesses; and

•	generation of synergies: ensuring that Energias do Brasil is worth more than the sum of its parts, thus providing adequate remuneration of capital employed, through initiatives such as the re-launch of an efficiency program and analysis of the feasibility of shared services.

We regularly review our international investments and may change their focus over time consistent with our strategic objectives. In this regard, we continuously monitor our investment portfolio in order to capitalize on our ability to efficiently manage electricity operations through significant influence or control. For a more detailed discussion of our international activities, see “—Brazil” and “—Other Investments and International Activities” below.

TELECOMMUNICATIONS

Our telecommunications activities are conducted through ONI, our telecommunications subsidiary comprised of various business units. ONI is a fixed line telecommunications operator primarily focused on corporate clients and provides voice and data services in Portugal and Spain. In line with our strategic objective of increasingly focusing our activities in our electricity business, we sold our stake in Comunitel, the Spanish arm of ONI, to Tele2 in July 2005 and we announced that a process for the sale of our stake in ONI might be initiated in June 2006.

For a more detailed discussion of our telecommunications activities, see “—Telecommunications” below.

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

DEVELOPMENT OF COMPLEMENTARY BUSINESS ACTIVITIES

Consistent with our strategy, we are selectively evaluating opportunities that are complementary to our core businesses and that may enable us to achieve cost savings along the chain of activities from us to the consumer and that management expects can generate additional shareholder value. For more information on our complementary business activities see “—Subsidiaries, Affiliates and Associated Companies” below.

THE IBERIAN ENERGY MARKET

In 2005, total generation in the Iberian electricity market amounted to approximately 282.9 TWh, excluding special regime generation, of which EDP and HidroCantábrico were responsible for approximately 39.4 TWh.

Although there is not yet an integrated electricity market in operation in the Iberian Peninsula, governments from Portugal and Spain share the common vision of creating a single, integrated and competitive electricity market for Portugal and Spain, manifested by MIBEL, within the wider context of an envisaged European single electricity market, as provided for in Directives 96/92/EC and 2003/54/EC.

After several delays in the process, the international agreement entered into by the Portuguese and Spanish governments at the Iberian Summit at Santiago de Compostela on October 1, 2004 called for the beginning of operations of MIBEL on June 30, 2005. While commencement of MIBEL has not occurred yet, both governments have undertaken to create an Iberian electricity market based on the principles of free and fair competition, transparency, objectivity and efficiency.

Under the international agreement, MIBEL will operate with a spot market, which includes daily and intra-daily markets and will initially be managed by the current market operator of the Spanish market, OMEL, and a forward market, which will initially be managed by a market operator located in Portugal, OMIP. In addition, electricity transactions may also be negotiated by means of bilateral contracts with a term not less than one year. The international agreement also clarifies that the existence of two market operators, OMEL and OMIP, is temporary and that the two operators will eventually be merged into a single market operator. Pursuant to the international agreement, within one year from the implementation of MIBEL, each market operator is expected to limit the amount of its share capital held by any single shareholder to 5% and the shareholding of any system operator to a maximum of 3%. Within two years from the implementation of MIBEL, it is expected that both market operators will merge and create a single market operator designated as the Iberian Market Operator.

The development of interconnections between Spain and Portugal has been a priority in the implementation of MIBEL. Two such interconnections were put into operation in 2004, the Alqueva-Balboa 400kV line and a second 400 kV circuit in Alto-Cartelle-Lindoso. Additionally, the Douro Internacional-Aldeadavila interconnection is scheduled for completion in 2006, and will involve either the construction of a new 400kV interconnection or an increase of the existing interconnection capacity.

Within the context of MIBEL, the Portuguese government has mandated the early termination of the existing PPAs by means of adequate compensation mechanisms and changing REN’s single buyer status, as set forth in Decree law no. 240/2004. This Decree law sets out adequate compensation for the investments and commitments provided for in each PPA that are not achievable through the expected market revenues once the PPAs are terminated. It is also expected that both Portugal and Spain will take all necessary measures to open the market to all consumers and harmonize tariff structures through clear and transparent rules, particularly in Spain.

PORTUGAL

ELECTRICITY SYSTEM OVERVIEW

The Portuguese electricity system

In the context of the liberalization of the Portuguese electricity sector, the creation of MIBEL and the termination of the PPAs, we expect the structure of the National Electricity System to be significantly altered with the implementation of Decree law no. 29/2006, of February 15, 2006, which Decree law implemented the provisions of Directive 2003/54/CE concerning common rules for the European internal electricity market. Although the basic principles of the new structure for the National Electricity System were defined by Decree Law no. 29/2006, the implementing legislation is still pending. Nevertheless, during 2005 the organization of the National Electricity System still remained unchanged due to the lack of regulations implementing Decree law no. 29/2006 and remained structured in accordance with previous legislation.

Although there have been no changes in the organizational structure of the sector in legislative terms, the legislative amendments introduced by Decree laws no. 184/2003 and no. 185/2003, of August 20, 2003, as transitory measures until the publication of the future basic law, have already brought new issues to the National Electricity System, by introducing new activities that became necessary with the deepening of the electricity market.

Since 1997, Portugal has had an electricity market structured pursuant to the legislation that introduced the National Electricity System. The chart below illustrates the structure of the National Electricity System.

Note: Operations that are 100%-owned by us are highlighted in bold.

(1)	CPPE was merged into EDP Produção in 2005. We own 11.11% of Tejo Energia and 40% of Turbogás.
(2)	Began operations in early 1998.
(3)	Including suppliers and external agents foreseen in Decree law no. 185/2003, of August 20, 2003 (EDP Comercial, Enel Viesgo, Iberdrola, Sodesa and Union Fenosa), which may buy electricity in organized markets or through bilateral contracts. The organized market presently includes the Spanish spot market, the Spanish Pool managed by OMEL and the MIBEL Derivatives Market, the Portuguese Pool managed by OMIP.

(4)	At the end of December 2005, approximately 5.9 million potential Qualifying Consumers, or “Eligible Consumers,” existed, of which 9,001 had become Qualifying Consumers during 2005, 4,838 were already in the Non-Binding Sector, and 613 left the Non-Binding Sector. Decree law no. 192/2004, of August 17, 2004, provided for the full liberalization of the electricity market through the decrease of the eligibility threshold in mainland Portugal to include all low-voltage customers. In early 2005, ERSE published the necessary codes that reflect the ability of normal low-voltage consumers to change suppliers. However, the full implementation of this new legal framework requires the enactment of further legislation and regulations that have not yet been published.

The National Electricity System consists of the PES and the IES. The PES is responsible for ensuring the security of electricity supply within Portugal and is obligated to supply electricity to any consumer who requests it. Within the IES are the Non-Binding Sector and other independent producers (including auto producers). We and other generators can supply electricity to the Non-Binding Sector. The Non-Binding Sector is a market-based system that permits “Qualifying Consumers” to choose their electricity supplier. Over the past several years, the minimum consumption level required to be a Qualifying Consumer has progressively declined, and Decree law no. 192/2004, of August 17, 2004, provided for the full liberalization of the electricity market by decreasing the eligibility threshold in mainland Portugal to include all low-voltage customers. For more information on the liberalization of electricity sales see “—Distribution and Regulated Supply—Competition” below.

The Public Electricity System or Binding Sector

The PES includes the binding generation of our generation company, EDPP; the transmission company, REN, in which we have a 30% stake; and our distribution company, EDPD. The PES also includes two independent power producers; Tejo Energia’s plant at Pego, in which we have a 11.11% stake, and the Turbogás plant at Tapada do Outeiro, in which we have a 40% stake, after acquiring an additional 20% stake in 2005. All plants in the PES entered into PPAs with REN through which they commit to provide electricity exclusively to the PES through REN, acting as the single buyer in the PES and operator of the national transmission grid. For more information on REN’s activities, see “—Transmission” below.

Power plants in the PES are each subject to binding licenses issued by the Direcção Geral de Geologia e Energia, or DGGE, which has succeeded the Direcção Geral de Energia, or DGE. These binding licenses are valid for a fixed term, ranging from a minimum of 15 years to a maximum of 75 years, but which would be revoked upon termination of the related PPAs with REN. These licenses, together with PPAs, require each power plant in the PES to generate electricity exclusively for the PES.

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

The Non-Binding Sector

At present, the only producers in the Non-Binding Sector are EDPP’s CCGT plant in Ribatejo and our three wholly-owned embedded hydroelectric generators, which are small hydroelectric plants with more than 10 MW installed capacity that deliver all of the energy they produce directly to the distribution system. Although producers in the Non-Binding Sector are required to obtain licenses, they have no obligation to supply electricity to the PES and are free to contract directly with Qualifying Consumers. On August 17, 2004, the electricity market in Portugal was fully liberalized through the decrease of the eligibility threshold in mainland Portugal to include all low-voltage customers. Therefore, in 2005, customers eligible to become Qualifying Customers, or Eligible Consumers, in Portugal represented 100% of total volume demand in mainland Portugal. During 2005, 9,001 Eligible Consumers exercised their right to become Qualifying Consumers, of which 613 returned to the Binding Sector or abandoned the market. Of the remaining 8,388 Qualifying Consumers, 5,596 entered into contracts with EDP Comercial and 2,792 entered into contracts with producers in the Spanish market. As of December 31, 2005, there were approximately 5.9 million Eligible Consumers and 13,226 of these opted to become Qualifying Consumers. Of the 13,226 existing Qualifying Consumers at the end of 2005, 9,212 were customers of EDP Comercial, representing approximately 15.6% of the electricity sold in Portugal in 2005 by us and 14% of our revenues in the electricity distribution and supply activity in Portugal in 2005. Two of the three tariff components relating to distribution are payable to EDPD by Eligible Consumers electing to become Qualifying Consumers. In addition, EDP Comercial has the opportunity to gain Qualifying Consumers as its customers, in which case the third distribution tariff component would be payable to EDP Comercial.

Producers in the Non-Binding Sector, specifically generators and suppliers of special low-, medium-, high- and very high-voltage electricity, are able to use the national transmission grid and distribution system on an open-access basis to connect to Qualifying Consumers. Qualifying Customers pay regulated transmission and distribution charges to REN for transmission and EDPD or other companies for distribution, respectively. Our hydroelectric plants in the IES deliver all of the electricity they produce directly to the distribution system without going through the national transmission grid. These plants pay regulated transmission charges to REN. Contractual relationships between producers and consumers in the Non-Binding Sector are freely negotiable between the parties.

Other independent producers

The Portuguese government has implemented selected measures to encourage the development of various forms of electricity production, including auto producers (entities that generate electricity for their own use and may sell surplus electricity to REN), cogenerators, small hydroelectric producers and other producers using renewable sources. REN is currently required by law to purchase the excess electricity produced by these independent producers at a regulated price based on avoidable costs, defined as the costs REN avoids by receiving power from these producers rather than dispatching plants in the Binding Sector and/or investing in new plants to increase installed capacity, plus an environmental premium, referred to as the “green tariff.” For more information on our electricity sales, see “—Distribution and Regulated Supply” below.

Size and composition of Portugal’s electricity market

During the period from 2001 through 2005, the total electricity distributed by EDPD (in both the Binding and Non-Binding Sectors) experienced an average growth rate of 5.0% per annum. In 2002, there was a reduction in the annual growth rate to 2.4% due to a slowdown in the economy. In 2003 and 2004, the annual growth rate increased to 3.7% and 7.3%, respectively. In 2005, the annual growth rate decreased to 6.0%.

The primary factors that we believe have an impact on demand are the rate of gross domestic product growth, electricity connections to new households and changes in electricity consumption per capita. After the period from 1999-2001, during which consumption in the PES experienced an average growth rate of 2.1% above growth in Portugal’s gross domestic product, or Portugal’s GDP, there was a reduction to 0.7% above the growth rate in Portugal’s GDP in the year 2002 due to a slowdown in the economy. In 2005, Portugal’s GDP grew by 0.3%, compared with growth of 1.0% in 2004 and a decline of 1.0% in 2003. We estimate that overall consumption in the National Electricity System will increase at an average of 3.6% per year in 2006, 2007 and 2008. Low-voltage consumption is expected to increase each year by an average of 2.8%, very high-voltage by an average of 3.8%, and high-voltage and medium-voltage by an average of 26.1%.

Peak demand as a percentage of the total installed capacity, which is the sum of the total installed capacity of PES and the total installed capacity of the Non-Binding Sector, or NBES, has remained stable since 2001, except in 2003 when demand increased slightly due to an extremely cold winter and installed capacity in the PES decreased following the decommissioning of the Alto Mira power plant (132 MW). In 2005, EDP’s available capacity as a percentage of the total installed capacity was 76.6%, compared with 77.8% in 2004 and 74.7% in 2003. The ratio of peak demand to EDP’s average available capacity indicates that EDP alone did not have sufficient available capacity to cover the total peak demand from 2001 through 2005. We are addressing this situation by adding new generation capacity. The first two units of the Ribatejo CCGT plant began operation in 2004 and the third unit began operation in 2005, five months before the expected date. Also, new CCGT and hydroelectric capacity is planned for future years.

The following table sets forth the ratios of peak demand to installed capacity, EDP’s available capacity to the installed capacity of the PES and the Non-Binding Sector and peak demand to EDP’s available capacity for the periods indicated. Peak demand includes demand satisfied by generation from Other Independent Producers.

	Year ended December 31,
	2001	2002	2003	2004	2005
	(in MW, except percentages)
Installed capacity of the PES(1)	8,758	8,758	8,626	8,626	8,738
Installed capacity of the NBES(2)	255	255	647	1,268	1,660

Total installed capacity (PES plus NBES)	9,013	9,013	9,273	9,893	10,398
Peak demand (PES plus NBES)	7,466	7,394	8,046	8,261	8,528
Peak demand as a percentage of the total installed capacity (PES plus NBES)	82.8%	82.0%	86.8%	83.5%	82.0%
EDP:
EDP’s average available capacity (PES)	6,801	6,841	6,695	6,761	6,822
EDP’s average available capacity (NBES)	247	226	228	936	1,147
EDP’s available capacity as a percentage of the total installed capacity (PES plus NBES)	78.2%	78.4%	74.7%	77.8%	76.6%
Peak demand as a percentage of EDP’s average available capacity (PES plus NBES)	105.9%	104.6%	116.2%	107.3%	107.0%

(1)	The Public Electric System in 2005 includes Frades power station (192 MW) and the effect of the decommissioning of the thermal power station of Tapada do Outeiro (46.9 MW) and the termination of the PPA of the two oldest units of Tunes (32 MW). These units were kept in operation under a system services agreement with REN.
(2)	Non-Binding Sector, which consists of generation in the IES other than the “other independent producers.” All of the Non-Binding Sector hydroelectric plants with an installed capacity less than or equal to 10 MW became special regime producers in October 2002. Special regime generation generally consists of small or renewable energy facilities, from which the electricity system must acquire all electricity offered, at tariffs fixed according to the type of generation. Installed capacity of the NBES in 2005 includes the third operational unit (392 MW) of the Ribatejo CCGT.

The Portuguese overall growth rate in demand for electricity is slightly higher than the rate reflected in the figures above due to the growth of auto production of electricity in certain industries. Auto producers supply their surplus electricity to REN, which displaces electricity generation in the PES.

The term “installed capacity” as used in this annual report refers to the maximum capacity of a given generation facility under actual operating conditions. Maximum capacity of a hydroelectric facility is based on the gross electricity emission to the transmission network by the units of such facility, whereas maximum capacity of a thermal facility is based on the net electricity emission (net of own consumption) to the transmission network.

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

The Portuguese transmission system operates at a frequency of 50 Hz, which is consistent with the majority of the European transmission systems. At year-end 2005, there were 47 substations operating on the national transmission grid, not including power plants. All of these substations are now fully automated and operated by remote control.

Of REN’s transmission lines as of December 31, 2005, approximately 2,282 km were 150 kV lines, 2,875 km were 220 kV lines and 1,500 km were 400 kV lines. At the end of 2005, REN had seven interconnection lines with Spain, three of which were 220 kV lines and three of which were 400 kV lines. Within the context of MIBEL, we understand that REN plans to establish an additional interconnection with Spain, Douro Internacional-Aldeadavila, consisting of a 220 kV line and 400 kV line scheduled for completion in 2008 and 2009, respectively.

In addition to the construction and operation of the national transmission grid, REN is also system operator of the National Electricity System and market operator of the PES. This involves scheduling generation to match, as closely as possible, the demand on the national transmission grid. As part of managing the national transmission grid, REN is also responsible for scheduling imports and exports with Spain. It buys and sells electricity in the Spanish organized electricity market at market prices. Apart from the power plants in the PES, REN is also obligated to buy energy from auto producers, cogenerators, small hydroelectric producers and other renewable source energy plants operating under Portuguese law within the Independent Electricity System.

The following table sets forth REN’s net imports made in the conduct of its operations in each of the last five years in GWh and as a percentage of total demand.

Year	Net imports (GWh)	Percentage of total demand
2001	239	0.6%
2002	1,899	4.7%
2003	2,794	6.5%
2004	6,480	14.2%
2005	6,820	14.2%

ELECTRICITY REGULATION

EU legislation

Directive 2003/54/EC of the European Parliament and the Council, concerning common rules for the internal market in electricity and repealing Directive 96/92/CE, established the rules relating to the organization and functioning of the electricity sector, access to the market, the criteria and procedures applicable to calls for tenders and the granting of authorizations and the operation of the system. Member States were to implement this Directive by July 1, 2004.

On May 23, 2006, the European Commission adopted a decision exempting for an undefined period of time several provisions of Directive 2003/54/EC in relation to the Madeira Archipelago. According to the decision, Portugal faced serious problems in the functioning of its small isolated networks with respect to renovation, improvement and development of the existing capacity, thus the European Commission granted the exemption. Nevertheless, Portuguese authorities will monitor the evolution of the electricity sector in the Madeira Archipelago and convey to the European Commission any substantial change that may require a review of the granted exemption.

Directive 2003/87/EC established a scheme for greenhouse gas emission allowance trading within the EC. Member states were required to implement this Directive by December 31, 2003. The Emission Trading Scheme, or ETS, is the first international trading system for CO2 emissions. The ETS covers combustion plants, oil refineries, coke ovens, iron and steel plants, and factories making cement, glass, lime, brick, ceramics, pulp and paper. The primary task in preparing for the implementation of the ETS was the establishment of Natural Allocation Plans, or NAPs, by Member States. Each Member State was required to prepare and publish a NAP by March 31, 2004 (May 1, 2004 for the 10 new Member States). NAPs determine the total quantity of CO2 emissions that Member States will grant to their companies for the first trading period, 2005 to 2007. These CO2 emissions allowances can then be sold or bought by the companies themselves.

Beginning January 1, 2005, companies were required to monitor their emissions and produce annual reports on emissions that are verified by a third party. At the same time, companies must ensure that they possess a sufficient number of allowances to surrender each year in order to avoid being subject to financial sanctions. The first surrender date was April 1, 2006.

Member States must issue allowances by the end of February each year in accordance with the final allocation decisions, operate the national registry, collect verified emissions data and ensure that a sufficient number of allowance are surrendered by each company. Each Member state must also submit a regular annual report to the European Commission.

On December 7, 2005, the European Commission issued a Communication in support of electricity from renewable energy sources. This Communication served as the report that the European Commission is required to make under Article 4 of Directive 2001/77/EC, presenting an inventory of, and the experience gained from, the application and coexistence of the different mechanisms used in Member States for supporting electricity from renewable energy sources. The Communication also served as the report that the European Commission is required to make under Article 8 concerning administrative barriers, grid issues and the implementation of the guarantee of origin on renewable electricity. The Communication serves as a plan for coordination of the existing systems based on cooperation between countries and optimization of the national schemes, which will likely lead to a convergence of the systems.

Increasing the proportion of renewables generation in sources of EU electricity production has well-recognized benefits, thus Directive 2001/77/EC1 established as a target that renewable energy sources should provide 21% of the electricity by the year 2010. This directive also set differentiated targets for each Member State and further mandated that Member States provide better grid access for renewable energy generators, streamline and facilitate authorization procedures and establish a system of guarantees of origin.

Competition

All companies developing their activity within the EU, including EDP, are subject to the competition legislation adopted by the European Commission and the European Parliament. Under EU competition law, the European Directorate-General for Trade and Competition can evaluate price policies, internal procedures and merger and acquisition operations. These Community rules have also been adopted as national legislation by the Portuguese government.

Portuguese electricity legislation and regulation

The basis and principles of the organization of the electricity sector in Portugal were set out in 1995 legislation that was partially revised in 1997 in accordance with the general principles of EU Directive 96/92/CE. Following the 1997 revisions, ERSE was appointed as the independent regulator in February 1997. On March 25, 2002, by Decree law no. 69/2002, ERSE’s authority with respect to the electric sector was extended to the autonomous regions of Madeira and Azores. On April 12, 2002, ERSE became the regulatory entity of energy services, and its authority was extended to the domain of natural gas regulation. The following description refers to the legal and regulatory environment applicable to our activities in Portugal during year 2005. However, a reform of the legal and regulatory framework is currently underway. For more information on this reform, see “—New national energy policy” and “—Recent developments in the liberalization of the Portuguese electricity system” below.

The responsibilities for regulation of the electricity sector in Portugal are now generally split between Direcção Geral de Geologia e Energia, or DGGE, ERSE and the Competition Authority.

Direcção Geral de Geologia e Energia

DGGE has the primary responsibility for planning and developing the PES, including approving the issuance, modification and revocation of generation and distribution licenses and preparing expansion plans for the PES every two years, in conjunction with REN, for the approval of the Portuguese Ministry of Economy. DGGE is also responsible for regulations applicable to the transmission grid and the distribution network and service quality.

Entidade Reguladora dos Serviços Energéticos

ERSE has clearly defined regulatory duties, powers and objectives established by law, including the responsibility to approve the main regulations that are published in the form of the following:

•	the tariff code and the values for the tariffs and prices to be implemented;

•	the commercial relations code governing relations between entities in the Portuguese electricity system;

•	the dispatch code; and

•	the access to the national grids and to the interconnections code.

In January 2005, ERSE revised the codes as a result of the expansion of the eligibility threshold to all consumers pursuant to Decree law no. 192/2004, of August 17, 2004.

Following the publication of the Decree law no. 240/2004, of December 27, 2004, which established the conditions for the phase-out of the PPAs, and the probability of an early starting of operation of a wholesale market, it was necessary for ERSE to revise the Tariff Code, the Commercial Relation Code and the Access to the National Grids and to the Interconnections Code. Accordingly, in August 2005, ERSE undertook a complete overhaul of the regulations governing the electricity sector. It was first submitted to public consultation, and brought existing regulations into line with the Portuguese and European legal framework.

For more information on these codes, see “—ERSE and DGGE Codes” and for more information on tariffs, see “Distribution and Regulated Supply—Portugal—Tariffs.”

ERSE and DGGE Codes

The first Tariff Code was enacted in December 1998, establishing a periodic definition of regulatory parameters for allowed revenues and a methodology for setting tariffs. Between 1999 (the first year ERSE published tariffs) and 2001, prices were set annually according to a series of formulas based primarily upon what is deemed to be an appropriate return on assets in transmission, a return fixed by price cap in distribution and supply activities. Since 2002, prices are based on a return on assets and agreed costs in commercialization, or the activity of supply, measurement and billing of energy sales to final clients. From the beginning of ERSE regulation, REN has been acting as the single buyer of electricity for Portugal, although EDPD may buy electricity directly from producers. ERSE revised the Tariff Code in August 2005 to conform to Decree law no. 240/2004, which established the conditions for the phase-out of the PPAs. As soon as MIBEL enters into operation, REN will lose its status as the single buyer, and all suppliers (including EDPP) will be responsible for the wholesale purchases. The promotion of electricity efficiency through tariffs was revised with the goal of achieving better results, in order to contribute to the Portuguese commitments at the EC level. Also, the promotion of environmental and quality of service issues was changed to make it more efficient.

The Commercial Relations Code, enacted in December 1998, was revised on September 1, 2001 and is intended to govern the commercial relations between entities within the Binding Sector as well as the commercial relations between the Binding Sector and the Non-Binding Sector. This code also governs the access to the Non-Binding Sector by Qualifying Consumers and the rules applicable to the purchase and sale of electricity within a system established for the Non-Binding

Sector. ERSE has also enacted the rules of access to this system and the rights and obligations of the system’s participants, including Qualifying Consumers who have elected to participate in the Non-Binding Sector, their agents and REN as the manager of the system. The Commercial Relations Code was recently amended in April 2004, in light of the regulatory regime set out in Decree law no. 36/2004, of February 26, 2004, and again in January 2005, in light of the regime set out in Decree law no. 192/2004 of August 17, 2004. This Code was further revised in August 2005, to introduce the necessary adaptations towards a fully market-oriented system, both at the wholesale level and at the retail level. The revised Code defines the entities acting in a commercial level, the respective functions, load profiling, client’s switching procedures, and the purchase of electricity by the regulated supplier (at the spot and futures markets and through bilateral arrangements). It has also established that the frequency of invoicing to low voltage customers up to 41.4kVA supplied by the regulated supplier is every two months.

The Dispatch Code, enacted in December 1998, revised on September 1, 2001 and amended in December 2001, establishes the rules of dispatch that are applicable to REN based on principles of equality of treatment and opportunity and safeguarding the public interest in the Binding Sector.

The Access to the Grid and Interconnections Code, enacted in December 1998 and revised on September 1, 2001, is based on the same general principle as the Dispatch Code. Access to the grid is subject to the execution of an agreement in accordance with a model provided by ERSE. This Code was further amended pursuant to the approval of the Decree law no. 36/2004, of February 26, 2004 and again pursuant to the approval of Decree law no. 192/2004 of August 17, 2004. This Code was also revised in August 2005 to define the agents that have the right to the access to the grids and interconnections and to define the rules of network planning. Terms for network use were specified that provide for simplified procedures.

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

In February 2003, DGGE approved and published a new quality of service code that clarifies and tightens quality standards imposed on electricity companies as well as the compensation amounts to be paid to costumers. In November 2003, DGGE also approved and published the complementary rules to the Quality of Service Code, by Dispatch no. 23705/2003.

In March 2006, DGGE published a new Quality of Service Code, by Dispatch no. 5255/2006 promoting the full opening of the market by revoking the previous platform and foreseeing a platform that establishes the relations among the different market participants.

The Competition Authority

The Portuguese Competition Authority is an independent and financially autonomous institution whose mission is to ensure compliance in Portugal with national and European Community competition laws, specifically with respect to mergers, state aid and restrictive practices. It has regulatory powers on competition over all sectors of the economy, including the regulated sectors, such as electricity, in coordination with the relevant sector regulators.

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

The reversion of different assets is subject to different termination and payment terms:

Licenses for generation. Assets held by EDPP for generation revert to REN, as concessionaire for the national transmission grid, at the termination of the relevant PPA, subject to payment of the residual value of assets, in accordance with the relevant PPA, provided that the assets are considered by REN to be necessary for generation in the PES according to the expansion plan for the PES in place at the time. If not considered necessary by REN, EDPP is entitled to purchase those assets for use in the Non-Binding Sector.

Licenses for distribution. Our assets held under a binding license for distribution of high voltage and medium voltage revert to REN, as concessionaire for the national transmission grid, when the license terminates. If the termination occurs by revocation or resolution of the license, payments are due as established in the binding agreements entered into between the parties. If the license terminates for any other reason, the payment due will be the average of the net book value of the assets and value of lost profits.

Concessions with municipalities. Assets held by EDPD in low voltage revert to municipalities at the end of the term of concession, subject to payment of the net value of assets as determined by a commission of three members, one appointed by each party and a third appointed by the Portuguese government. Both the expiration and early termination of these concessions can only take place if the municipalities meet specified conditions regarding the viability of the proposed distribution arrangements and the transfer of assets and workers.

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

In March 2004, our board of directors approved the Principles for Sustained Development for the EDP Group, a set of eight principles relating to the economic, environmental and social aspects of our operations.

We have been implementing an Environmental Management System, or EMS, for our electricity activities, as a fundamental aspect of our environmental policy. Pursuant to the EMS, 33% and 13% of our installed capacity in Portugal and Spain, respectively, have been certified under ISO 14001. In July 2006, this figure will increase to 46% in Portugal, with the certification of Central Termoeléctrica do Ribatejo, the new CCGT plant at Ribatejo.

Our main environmental focus is reducing the emission of atmospheric pollutants, namely SO2, NOX emissions and particles. Pursuant to environmental laws and regulations, we have been using fuel with progressively lower sulfur levels and have introduced NOX primary reduction measures in the Sines thermal power station. In order to comply with new emission levels established by EU legislation, in 2003 we initiated the installation of the necessary emissions abatement equipment (fuel gas desulphurization and additional NOX primary reduction measures) at Sines and are introducing similar equipment to control SO2 and NOX emissions at our thermal plants in Spain. The Barreiro, Carregado and Setúbal power plants in Portugal are expected to be exempt from compliance with new emission limit requirements.

CO2 emissions have been considered in our risk model. Monitoring mechanisms were studied and adapted to the requirements of the Emissions Trading Directive. Our fuel purchases include, since January 2005, the cost of CO2 allowances, and the risk model for our electricity trading was altered to accommodate the risk inherent in price fluctuations of CO2 allowances. In 2005, we invested €44 million in carbon funds. These investments give CO2 emission credits that we can use in Portugal and Spain.

In 2005, emission trading allowances were allocated to our facilities in Spain and Portugal. We were allocated a total of 68.7 MtCO2, for the period spanning 2005 to 2007.

	Emissions allowances allocated to the EDP Group
	2005	2006	2007
	(tCO2e)(1)
Portugal
Carregado	1,088,575	1,088,575	1,088,575
Setúbal	2,505,210	2,505,210	2,505,210
Sines	7,837,380	7,837,380	7,837,380
Barreiro	253,048	253,048	253,048
Tunes	5,000	5,000	5,000
Ribatejo	2,019,570	2,019,570	2,019,570
Mortágua	1,510	1,510	1,510
Soporgen	239,942	239,942	239,942
Energin	199,250	199,250	199,250
Spain
Aboño	5,542,000	4,976,000	4,338,000
Soto de Ribera	3,404,000	3,057,000	2,666,000
Castejón	898,000	692,000	709,000

Total	23,993,485	22,874,485	21,862,485

(1)	Tons of Carbon Dioxide Equivalent.

We incur significant expenses in repair and prevention measures to fulfill the demands of environmental regulations. We made capital expenditures related to environmental matters in 2005, 2004 and 2003 of approximately €90.5 million, €18 million and €10 million, respectively. Our aggregate estimate of capital expenditures to control emissions of SO2 and NOX in the period 2005 to 2008 is €405 million, of which approximately half we expect to incur at our thermoelectric plants in Spain.

Portuguese special regime for renewable electricity generation

In Portugal, the generation of electricity using renewable energy sources is governed by Decree law no. 189/88, of May 18, 1988 and its amendments. Renewable electricity generation is also impacted by Decree law no. 29/2006, of February 15, 2006, which governs the organization and functioning of the national electric system, as well as the activities, related to generation, transportation, distribution and commercialization of electricity.

The statutory and regulatory regime applicable to renewable electricity generation differs from the regime applicable to generation of electricity by other non-renewable sources only in licenses and tariffs.

Licenses

Decree law no. 189/88 sets forth a specific licensing regime applicable to power plants using renewable energy sources and integrated in the Non-Binding Sector. This regime is also complemented by Decree law no. 312/2001, of December 10, 2001, which revoked the provisions of Decree law no. 189/88 relating to the information, management, attribution and elapse of the grid reception points.

The licensing process begins with a request to DGGE to assess the capacity of the grid to receive electricity generated in a determined grid point. Should that capacity exist, a grid reception point is attributed to the requesting party. The requesting party must then obtain an establishment license from DGGE prior to the beginning of the construction of the power plant and, once the power plant construction is completed, an exploration license must also be obtained.

In parallel with the DGGE licensing process, there is a licensing process with the local authorities where the power plant is to be located is also be conducted. In particular, the requesting party must obtain a construction license and a utilization license for the power plant.

In some instances, an environmental impact evaluation is conducted and the Environmental Impact Authority must issue a favorable environmental impact declaration as a condition precedent for the issuance of the establishment license. Also, in instances were the power plant is to be located within the National Ecologic Reserve territory, a special Ministerial Order recognizing the public interest of the project will be required.

Tariffs

Decree law no. 189/88 sets forth a specific formula for the tariffs to be paid to generators for the electricity generated by power plants using renewable energy. The most recent formula amendment was made by Decree law no. 33-A/2005, of February 16, 2005. The cost, with the remuneration to the generators, is allocated in accordance with Decree law no. 90/2006, of May 24, 2006.

Additionally, Decree law no. 312/2001, of December 10, 2001, establishes the obligation of certain entities, such as REN, to receive the electricity generated by power plants using renewable energy sources.

New national energy policy

On October 24, 2005, the Portuguese Council of Ministers passed a resolution establishing a new national strategy for the energy market. This Resolution no. 169/2005 replaced the previous national energy strategy announced by the Council of Ministers through Resolution no. 63/2003, of April 28, 2003. The new national strategy for energy promotes a revision of the legal and regulatory framework, establishes the extension of the scope of the activity of the companies in the sector, ensures a competitive environment where there may be more than one relevant integrated operator in the electricity and gas sectors, grants independence to regulated participants in the natural gas sector and implements its association with the companies operating the electricity transmission grid.

Recent developments in the liberalization of the Portuguese electricity system

With the progression of the liberalization process and taking into account the creation of MIBEL, as established in the agreements between Portugal and Spain, legislation has been enacted since 2003 to bring the structure of the National Electricity System and its operations into line with a competitive market regime. Pursuant to the national energy policy defined in Resolution of the Portuguese Council of Ministers no. 169/2005 of October 24, the legal framework has been significantly reviewed by the new “basis law” enacted by Decree law no. 29/2006 which sets out the basic principles for the new organization model of the National Electricity System. However, the full implementation of this new legal framework requires the enactment of further legislation and regulations that have not yet been published in order to develop the regime of the several electricity business activities, including the licensing and concession procedures.

Key principles for the new organization model of the sector

The activities of the electricity sector must be developed in accordance with the principles of rationality and efficiency in the use of resources throughout the full chain of value (i.e. from generation to consumption of electricity), as well as of competition and environmental sustainability, with the purpose of contributing for the increase of competition and efficiency in the National Electricity System, without prejudice to public service obligations.

Unlike the previous regime, the basis law establishes an integrated national electricity system in which generation, supply and management of the organized markets activities are competitive and just require compliance with a licensing or authorization process for the beginning of operations. The transmission and distribution activities continue to be provided through the award of a public service concession.

Electricity generation

Electricity generation under the new basis law is now divided in two classes: ordinary regime generation and the special regime generation. The ordinary regime generation comprises the generation of electricity, which is not subject to a special legal regime that benefits from incentives to the use of endogenous and renewable sources of generation or to the combined generation of heat, and electricity. The special regime generation refers to the generation of electricity in those special circumstances. The logic of centralized planning of the generation plants is abandoned; the initiative lies with the interested parties. Within a liberalized framework, the Portuguese State only intervenes supplementary to the private initiative, covering market failures and guaranteeing the electricity supply, through public tenders.

Electricity transmission

Electricity transmission activity is carried out through the national transmission grid for which REN has the exclusive concession. The current transmission concession contract will have to be adapted to the new basis law, while keeping REN as the concessionaire. In light of the continuity and security of supply and the need for an integrated and efficient operation of the system, the national transmission grid operation includes the technical global management of the system, ensuring the coordination of the distribution and transmission infrastructures.

An electricity business performing transmission of electricity must have separate ownership and legal separation from businesses performing distribution and supply activities. The minimum criteria for ensuring this separation are set forth in the new basis law. For example, no person or entity may directly or indirectly hold more than 10% share capital of each of the concessionaires of the electricity transmission grid or 5% share capital of each of the entities that develop activities in the electricity sector, either in Portugal or abroad. The limitations are not applicable to entities controlled by the State or the concessionaire of the transmission grid.

Electricity distribution

Electricity distribution under the new basis law is operated through the national distribution grid, corresponding to the medium and high voltage network, and through the low voltage distribution grids. The national distribution grid is carried out as an exclusive concession, as a result of which the current license held by EDPD will be converted into a concession agreement, although the new basis law provides that the balance of the exploitation must be safeguarded. The low voltage distribution grids continue to be operated under concessions from the municipalities. This activity is legally separated from the transmission activity and from other activities unrelated to the distribution activity. For operators of distribution grids supplying less than 100,000 clients this legal separation does not apply, in accordance to the Directive 2003/54/CE.

Electricity supply

The electricity supply activity under the new basis law is open to competition, subject only to a license regime. Suppliers can openly buy and sell electricity. For this purpose, they have the right to access to the transmission and distribution grids through the payment of access charges set by ERSE. Under market conditions, consumers are free to choose their supplier, without any additional payment for the switching of suppliers. A new entity, whose activity will be regulated by ERSE, will be created to oversee the logistical operations of customer switching.

Under the basis law, universal service obligations are foreseen and involve the guarantee of quality and continuous supply, protection with respect to prices and access charges, and access to information in simple and understandable terms. The new basis law also created the last resort supplier, as foreseen in the Directive 2003/54/CE, subject to regulation by ERSE. This new role will be undertaken by EDPD as operator of the medium and high voltage distribution grid, which must create an independent entity for this purpose, and by the local low voltage distribution concessionaires. This new entity will be created as a temporary measure until the liberalized market is fully efficient and until the expiration of the respective concession contracts.

Regulation

Under the new basis law, ERSE retains responsibility for regulation of the electricity sector, regulating transmission and distribution, providing the last resort supply and logistical operations relating to switching and suppliers. ERSE also has the responsibility to present a report on the market functioning, to the government, and later to the Portuguese Parliament in order to be addressed to the European Commission.

DGGE will be required under the new basis law to monitor the security of supply with the assistance of the national transmission grid concessionaire. DGGE also has the responsibility to present a report on its monitoring activities to the government, the Portuguese Parliament and to the European Commission.

GAS SYSTEM OVERVIEW

The Portuguese natural gas system was developed beginning in 1993. It consists of a high-pressure gas transmission pipeline system connected to the Spanish grid at Badajoz and Tuy, a liquefied natural gas, or LNG, terminal at Sines, an underground storage unit at Carriço and several delivery points consisting of power plants, local distribution companies and large industrial clients. A gas reduction and metering station that is part of the high-pressure transmission grid serves each of these delivery points.

In 2005, natural gas consumption in Portugal was 4.04 billion cubic meters, or bcm. This volume consisted of consumption by power generation (1.97 bcm), consumption by large industrial clients (1.42 bcm) and regional distribution to households, the services sector and small industries (0.64 bcm). It is expected that the Portuguese market may grow to a level of between seven and eight bcm by 2012, mainly due to the development of gas-fired electricity generation capacity.

All high-pressure natural gas activities in Portugal are currently engaged in exclusively by Transgás, under a concession agreement granted by the Portuguese government. These activities include the importation of natural gas, the development and operation of the high pressure transmission grid, the development and operation of underground storage units, the development and operation of the LNG terminal and sales to large customers (power plants, distribution companies and large industrial clients with consumption above two million cubic meters per year). Transgás maintains its supply under long-term contracts with Sonatrach, an Algerian company, and with NLNG, a Nigerian company. Transgás is indirectly owned by Galp Energia, SGPS, S.A., or GALP, which is currently owned by the Portuguese government (17.711%); Parpública (12.293%); REN (18.3%); ENI Portugal Investment, S.p.A. (33.34%); Amorim Energia, B.V. (13.312%); Iberdrola, (4%); CGD, (1%); and Setgás (0.044%).

At the end of 2005, there were six regional distribution networks in Portugal, corresponding to six regional distribution companies:

•	Portgás, based in Porto, covering the northern region;

•	Lusitâniagás, based in Aveiro, covering the littoral center region;

•	Lisboagás, based in Lisbon, covering the greater Lisbon region;

•	Setgás, based in Almada, covering the Setúbal district;

•	Tagusgás, based in Santarém, covering the inland region around the Tagus river course; and

•	Beiragás, based in Viseu, covering the center inland region.

Each regional distribution company operates under an exclusive regional distribution concession agreement granted by the Portuguese government. The activities of each company consist of acquiring natural gas from Transgás, developing and operating the gas distribution grid and selling gas to customers within its region (except for clients with consumption above two million cubic meters per year).

Each regional distribution network connects at a number of points with the high-pressure transmission network through a gas reduction and metering station. Each regional grid is composed of medium pressure steel trunklines operating at pressures up to 16 barg (the primary grid) and polyethylene capillary grids operating at pressures up to four barg (the secondary grid). At the end of 2005, the six regional distribution networks accounted for a combined total of 10,367 km of grid lines. In 2005, the six regional distribution companies combined sold approximately 0.65 bcm of gas to 874 thousand customers.

GAS REGULATION

EU legislation

Gas Directive 2003/55/EC

The European Parliament and Council of Ministers adopted the Gas Directive 2003/55/EC, of June 26, 2003, or the Gas Directive, which contains common rules for the natural gas market. The Gas Directive became effective in August 2003, and Member States were requested to implement it by July 1, 2004. The Gas Directive requires legal unbundling of network activities from supply, establishes a regulator with well-defined functions in all Member States, requires that network tariffs be published, reinforces public service obligations and introduces measures to increase the security of supply.

However, “emergent markets” benefit from exceptions to several obligations established in the Gas Directive, including matters relating to the unbundling of transmission and distribution systems operators, third party access to both systems of transmission and distribution and provisions related to market opening and reciprocity. These exceptions automatically expire at the time that the Member State no longer qualifies as an emergent market. The Portuguese natural gas market will be considered an emergent market until 2007.

Safeguard security of natural gas supply Directive 2004/67/EC

On September 11, 2002, the Commission proposed a new package of measures to improve the security of oil and gas supply, a major concern during the gradual integration of national markets. Consequently, on April 26, 2004, the Council adopted Directive 2004/67/EC, that established measures to safeguard an adequate level for the security of gas supply. This directive establishes a common framework within which Member States must define general, transparent and non-discriminatory security of supply policies compatible with the requirements of a competitive internal gas market, clarifies the general roles and responsibilities of the different market players and implements specific non-discriminatory procedures to safeguard security of gas supply. Member States were required to bring into force the laws, regulations and administrative provisions necessary to comply with this Directive by May 19, 2006.

The main provisions established by the safeguard security of natural gas supply Directive are as follows:

•	Member States must define a general policy on the security of gas supplies, including a clear definition of the roles and responsibilities of the various market players in contributing to the security of supply. This policy must be non-discriminatory and transparent.

•	Member States must prepare reports at regular intervals describing the mechanisms put in place for emergencies and the levels of gas stocks in order to be considered by the Commission in its periodic reports on the overall assessment of the consequences of Directive 2003/55/EC and the overall efficiency and security of the internal gas market. Based on the Member States’ regular reports, the Commission will monitor the existence of adequate liquidity of gas supplies, the level of interconnection of Member States’ national gas systems and the foreseeable gas supply situation as a function of demand, supply autonomy and available supply sources at the Community level with regard to specific geographic areas in the Community.

•	Member States must take the necessary measures to ensure that the supply to vital consumers, or those who are not in a position to replace gas with another fuel, is adequately guaranteed at least in the event of the single most important source of gas supply being disrupted or in the event of extremely low temperatures. The measures to be adopted should include ensuring that gas stocks make at least a minimum contribution to achieving the security of supply standards. Also, the level of stocks should take account of the geological conditions of the territory and the economic and technical feasibility in each Member State.

•	Member States must prepare national emergency measures that ensure, where appropriate, that market players are given sufficient opportunity to provide an initial response to the emergency situation. These measures must be submitted in advance to the Commission and updated as appropriate.

•	In the event of a serious interruption in gas supply, the Commission, assisted by a committee made up of representatives of the Member States, will draw up recommendations urging Member States to assist the countries most affected. If necessary, the Commission will adopt decisions requiring Member States to take the appropriate measures.

Regulation on the conditions for access to the natural gas transmission networks.

The European Parliament and Council of Ministers adopted Regulation (EC) No 1775/2005, of September 28, 2005, on the conditions for access to the natural gas transmission networks. The basis for this regulation was a second set of common rules entitled “the Second Guidelines for Good Practice” that was adopted at the meeting of the European Gas Regulatory Forum on September 24-25, 2003. This Regulation will apply beginning July 1, 2006, and its purpose is to set non-discriminatory rules for access conditions to natural gas transmission systems, taking into account the specificities of national and regional markets with a view to ensuring the proper functioning of the internal gas market.

This purpose will be fulfilled through the setting of harmonized principles for tariffs or the methodologies underlying their calculation and for access to the network, the establishment of third party access services, the setting of harmonized principles for capacity allocation and congestion management, the determination of transparency requirements, balancing rules and imbalance charges and the facilitation of capacity trading.

Portuguese gas regulation

The Council of Ministers adopted Decree law 30/2006, of February 15, 2006, that partially transposes Directive 2003/55/EC and establishes the general framework for the organization and functioning of the Natural Gas National System in Portugal, as well as the general framework for import, storage, transmission, distribution and commercialization of natural gas and the organization of the natural gas market. Regulations governing these activities, including the procedures for concessions and licenses, have not yet been approved. The main provisions of the Decree law are set forth below.

General rules for the organization of the sector

Natural gas businesses must operate in accordance with the principles of the Gas Directive, with a view toward achieving a competitive, secure and environmentally sustainable market in natural gas.

Organization, definition and functioning of the activities

Natural gas business have been awarded exclusive concessions or licenses to develop facilities for reception, import storage and regasification of LNG and facilities for underground storage and transmission, which constitute overall management of the system. These companies will fulfill public service obligations, which are clearly defined, transparent, non-discriminatory and verifiable, guarantee equality of access for EU gas companies to national consumers and comply with the measures adopted for the protection of final customers.

Unbundling

A gas business performing transmission of natural gas must have separate ownership and legal separation from businesses performing distribution and supply activities. Similarly, gas businesses performing underground storage or LNG activities must have legal separation from businesses performing any of the other natural gas activities. The minimum criteria for ensuring this separation are set forth by the Decree law. For example, no person or entity may directly or indirectly hold more than 10% of the share capital of each of the concessionaires of the transmission network or 5% of the share capital of each of the entities that develop activities in the natural gas sector. The limitations are not applicable to entities controlled by the Portuguese state or the concessionaire of the transmission network. The limitations are also not applicable to the underground storage and the LNG terminal facilities that will be the object of future concessions.

Third party access to the system

Third party access to the transmission and distribution systems and to LNG facilities must be ensured by the concessionaires of the “Transmission, Underground Storage and Liquefied Natural Gas Network” based on published tariffs applicable to all eligible customers, including supply companies, and applied objectively and without discrimination between system users. This is without prejudice to both parties entering into long-term supply contracts, as long as these contracts comply with competition law provisions.

Liberalization of the markets

According to Article 23 of Directive 2003/55/EC, Member States must ensure that the eligible customers include all non-household customers beginning July 1, 2004, and all customers beginning July 1, 2007. Contracts for supply with an eligible customer in the system of another Member State must not be prohibited if the customer is eligible in both systems involved. Nevertheless, because Portugal is an emergent market, Article 64 of the Decree law provides that eligibility should be implemented gradually. In Portugal, beginning in 2007, the definition of eligible customers will result in an opening of the market equal to at least 33% of the total annual gas consumption of the national gas market; two years thereafter, all non-household customers must be eligible customers, and three years thereafter, all customers must be eligible.

Even though Portugal benefits from a temporary exemption from the obligations provided for in the Directive, Decree law 30/2006 already anticipates several obligations imposed by the Directive, such as the unbundling of the transmission and distribution system.

Decree law 30/2006 ERSE requires ERSE to present a report to the Ministry of Economy and Innovation, on a date to be fixed by further regulation, on the functioning of the natural gas market and the degree of effective competition, with an indication of the measures either already adopted or still to be adopted to strengthen the efficiency of the market. ERSE must publish this report and send it to the Parliament and to the European Commission.

Directive 2004/67/EC, of April 24, 2004, on the safeguard security of natural gas supply has not yet been implemented by Portugal as a separate statute. Decree law 30/2006 only establishes some principles concerning the security of natural gas supply of the Natural Gas National System. Ensuring this security is the responsibility of the Portuguese Government, while monitoring the security of supply is the responsibility of DGGE, with the cooperation of the concessionaire of the Natural Gas Transmission System. DGGE will issue a proposal of periodic report on the security of supply to be presented to the Minister of Economy and Innovation and subsequently to be sent to the Parliament and to the European Commission.

Under Article 16 of Regulation (EC) No 1775/2005, while the Portuguese natural gas market is considered an emergent market, the Regulation is not applicable to the Portuguese natural gas network. Portugal may apply to the Commission for a temporary exemption from the application of this Regulation, for a period of up to two years from the date at which the exemption expires.

SPAIN

ELECTRICITY SYSTEM OVERVIEW

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

Generation facilities in Spain operate either in the “ordinary regime” or the “special regime.” Special regime generators, which comprise cogeneration and renewable energy facilities of up to 50 MW, may sell their net electricity output to the system either (i) at tariffs fixed by decree, (ii) at tariffs linked to pool prices plus a premium, that vary depending on the type of generation and are generally higher than regulated tariffs (transitory regime), or (iii) in the Spanish pool (or by bilateral contracts), together with certain premiums and incentives. Ordinary regime generators provide electricity to the Spanish pool and by bilateral contract to consumers and liberalized suppliers at market prices.

Companies with the capability to sell and buy electricity may participate in the Spanish pool. Electricity generators sell electricity in the pool, and the regulated electricity distributors, suppliers in the liberalized, or unregulated, market and consumers that are permitted to participate in the pool buy electricity in this pool. Foreign companies or consumers that have foreign agent status may also sell and buy in the Spanish pool. The market operator and agency responsible for the market’s economic management and bidding process is OMEL.

In addition to selling electricity to regulated consumers (customers that are subject to a regulated final tariff), transmission companies and regulated distributors must provide network access to all suppliers and qualified consumers that have chosen to be supplied in the liberalized market. However, qualified consumers must pay an access tariff to the distribution companies if such access is provided. At the end of each year, the Spanish government sets both the final and access tariffs for the incoming year. By Royal Decree no. 2392/2004, the Spanish government established the electricity tariffs for 2005.

Liberalized suppliers are free to negotiate the electricity price with qualified consumers. These entities’ main direct activity costs are the wholesale market price and the regulated access tariffs to be paid to the distribution companies. Electricity generators and liberalized suppliers or consumers may also engage in bilateral contracts without participating in the wholesale market.

In 2005, annual demand was 246,873 GWh, a 4.8% increase from 2004 and the installed capacity was 73,690 MW, a 7.7% increase from 2004. This installed capacity increase was due to the commissioning of eight new combined cycle power plants and additional wind farm development in 2005.

ELECTRICITY REGULATION

The enactment of Law no. 54/1997, of November 27, 1997, has gradually changed the Spanish electricity sector from a state-controlled system to a free-market system with elements of free competition and liberalization. With this change, the Spanish government intends to guarantee the electricity supply at the highest quality and at the lowest possible price. The current regulatory framework provides for:

•	the unbundling of activities so that no operator can simultaneously carry out regulated activities (transmission, distribution, technical management of the system and economic management of the wholesale market) and liberalized activities (generation, trading and international/intra-community exchanges);

•	a wholesale generation market, or electricity pool;

•	freedom of entry for new operators with liberalized activities in the electricity sector;

•	liberalized activities to take place in a competitive environment, although transmission, distribution, technical management of the system and economic management of wholesale market activities will continue to be regulated as their particular characteristics impose limitations on the possibility of introducing competition;

•	as of January 1, 2003, all consumers may select their suppliers and the method of supply, either at market prices or with a set tariff fixed by the Spanish government;

•	all operators and consumers have the right to access the transmission and distribution grid by paying access tariffs previously approved by the Spanish government; and

•	environmental protection.

Royal decree law no. 3/2006, of February 24, 2006, modifies the matching process of the selling and buying offers presented by companies that are within the same industrial group in the day-ahead and intra-day markets:

•	Energy acquired by electricity distribution companies will be matched to the sales of electricity in the ordinary regime by generation companies that are within the same industrial group.

•	The price that will be used to settle the purchases of distribution companies will be set by the Spanish government based on transparent market prices, although provisionally the price has been fixed at €42.35 per MWh.

•	Beginning on March 2, 2006, electricity generation companies in the ordinary regime became subject to a tariff deficit calculation. Under this calculation, there is a reduction in company’s retribution in an amount equal to the market value of the emission allowances allocated to the company under the NAP. Between January 1, 2006 and March 2, 2006, there was a reduction related to the amount of eventual estimated shortfall in income from regulated activities to which such group is entitled and the to the market value of emission allowances granted in this period.

The Industry Ministry has not published yet the regulatory framework needed to fully evaluate the economic and financial consequences of this Royal decree law.

Royal decree law 7/2006, of June 23, 2006, modifies several aspects of Law 54/1997 by establishing the end of the recovery of the Cost of Transition to Competition and setting a new methodology for calculating regulated tariff, which allows government to establish tariff maximums and costs to be considered in average tariff.

Royal decree 809/2006, of June 30, 2006, fixed the tariffs beginning July 1, 2006, providing for an average increase of 1.38% on the 2006 tariff. The tariff for household customers has increased 0.8% since January 2006 and the tariff for large customers has increased 6% for large consumers since January 2006. This increase was adopted to recover 2005 tariff deficit, which will be recovered until year 2020. The access tariffs were unchanged.

Technical and economic management of the system

Prior to the enactment of Law no. 54/1997, operation of the electricity system in Spain was a public service provided by the government through Red Eléctrica de España, S.A., or REE, a state controlled entity. Under Law no. 54/1997, REE continues to serve as the system operator, but some of its dispatching functions have been taken over by the market operator, Operador del Mercado Ibérico de Energía – Polo Español, S.A., or OMEL. Accordingly, OMEL is responsible for the economic management of the wholesale market and REE is responsible for the technical management of the transmission grid and the balancing mechanism that ensures that energy supply is equal to energy demand. The Spanish government no longer controls REE, although it still retains a 20% interest in the company through Sociedad Estatal de Participaciones Industriales, or SEPI. To ensure that REE and OMEL are guaranteed the highest levels of independence and transparency, the maximum stake that can legally be held in REE has been reduced to 3% (except for SEPI) or to 1% (for electricity operators or for those companies or individual who hold more than 5% on the share capital of an electricity operator). In the case of OMEL, the maximum stake that can be held on its share capital is 5%, except that economic managers of other electricity systems may hold stakes of up to 10% in OMEL until June 30, 2006.

Supervision of the system

The National Energy Commission is the public authority in charge of supervision of the electricity, hydrocarbons and natural gas industries in Spain.

Generation

Law no. 54/1997 seeks to create a competitive electricity generation market where power generation plants are dispatched based on the results of a competitive bidding process administered by OMEL. It also provides for a transitional period until 2010 during which power generation companies that were subject to the Stable Legal Framework on December 31, 1987 will be entitled to partial compensation for the costs they incurred in connection with the transition to the competitive market regime, or stranded costs. This compensation is paid from amounts collected from consumers, as part of the tariffs, and settled by the National Energy Commission. Law 54/1997 also provides that the installation of new power generation plants be completely liberalized and not subject to government planning, subject only to the authorizations required by the applicable laws and regulations (town planning and environmental protection, for example). New electricity generators will be entitled to the same rights and payments as other generators.

On March 11, 2005, Royal Decree law no. 5/2005 was adopted to increase productivity, and provides for:

•	limitation of activities of “dominant players,” such as a prohibition on importing electricity into the MIBEL from any outside country. Dominant players are defined as those companies that hold market shares in the Iberian generation and supply market above 10%. This limitation will be fully in force upon the publication of the dominant players list by the Spanish authorities and as from the commencement of MIBEL activities;

•	implementation of measures at the wholesale level in order to comply with MIBEL requirements; and

•	the cost of activities related to the second part of the nuclear fuel cycle, including the dismantling of nuclear facilities, has been excluded from the tariff and now it must be paid directly by the nuclear plants.

On August 27, 2004, Royal Decree law no. 5/2004 established a scheme for greenhouse gas emission allowance trading, implementing Directive 2003/87 of the European Commission. This Royal Decree law was replaced by Royal Decree law no. 1/2005, of March 9, 2005, which, with respect to energy generation, applies to any plant with a thermal capacity above 20 MW. As of January 1, 2005, an authorization for gas emissions is needed. The NAP, approved by the European Commission on December 27, 2004, sets forth the total quantity of allowances to be allocated for the 2005-2007 period. On January 21, 2005, a final allowance allocation list for electricity plants was published under Royal Decree no. 60/2005.

Transmission and distribution

Under some of the provisions of the current regulatory scheme, electricity transmission and distribution activities will continue to be regulated as their particular characteristics impose limitations on the possibility of introducing competition. However, in order to promote efficiency and quality of service, the current regulatory framework has changed the manner in which electricity businesses receive payments.

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

In order to promote the liberalization of the electricity sector, the government is preparing the substitution of the current regulated-unregulated market scheme by an unregulated-last resort supply scheme. Under the latter scheme, a last resort operator appointed by the government will be the only one able to supply domestic and small consumers under a last resort tariff. The rest of consumers will be supplied under market prices. These changes are expected to take place before 2011.

Supply

Supply (or retailing) in Spain was created by Law no. 54/1997. Suppliers are companies that have access to the transmission and distribution networks and whose function is to sell electricity to eligible consumers or other agents in the system. The parties concerned freely agree to the economic terms of retailing transactions, therefore, this type of supply is not subject to fixed tariffs.

Tariffs

Spanish electricity tariffs are fixed annually by the government through Royal Decree. Royal Decree no. 1432/2002, of December 2002, established a new method of calculation for the period 2003-2010. The new method of calculation allows tariffs to be fixed under more objective, transparent and predictable conditions.

Royal Decree no. 1556/2005, of December 23, 2005, fixed the tariffs for 2006 and provided for an average rise of 4.48% on the 2005 average tariff (or reference tariff, which includes all applicable tariffs and costs). The 2006 average tariff will be confirmed or updated, if necessary, on July 1, 2006.

The 2006 tariff for regulated customers increased 4.68% from 2005, and the 2006 access tariffs also increased 2.86% from 2005.

Competition

On January 1, 2003, the Spanish electricity market was fully liberalized allowing million of consumers access to the market to negotiate their consumption of electricity.

The consolidation of low voltage customers in the liberalized market continued in 2005. During 2005, an average of 1.76 million low voltage-consumers purchased electricity in the market. Among these consumers, approximately 123 thousand were small and medium enterprises, or SMEs, and the remaining were household consumers. In terms of electricity, this represents 17,170 GWh consumed by SMEs. By December 2005, the number of SMEs and household consumers operating in the market exceeded 1.95 million consumers, 8.3% of the total consumers of electricity in mainland Spain.

At high-voltage, the number of customers in the liberalized market increased 3.3%, on average. The number of high-voltage customers in market at the end of the year was 34,600. This represented consumption of 69,262 GWh, a 9.6% increase from the 63,171 GWh consumption in 2004 (calculated from average supplies billed during the period). Some large customers returned to the tariff market during the last months of 2005 because of better prices. High voltage-customers in market represent about 30% of the total consumption in Spain.

Special regime

The special regime in Spain includes all renewable energy generation, such as solar thermoelectric, solar photovoltaic, wind, biomass, biogas, biofuel or mini-hydroelectric, as well as cogeneration facilities. All the plants or generation facilities included in the special regime must have less than 50 MW of installed capacity. Due to increasing concern over environmental matters, generation activities included in the special regime have become increasingly important. Renewable energy sources are also helping to reduce the energy dependence of Spain and increase the security of supply.

Development of renewable energy in Spain began twenty five years ago, when Law 82/1980, of December 30, 1980, started an ambitious promotion of this kind of energy. After 1980, several laws and regulations have intensively developed the renewable energy sector, primarily Royal Decree 436/2004, of March 12, 2004. This intense development has transformed Spain in one of the most advanced countries in the use of renewable energy. Moreover, as a signatory of the Kyoto Protocol, Spain is highly involved in increasing the use of renewable energy. On August 26, 2005, the Spanish Government approved the new Renewable Energy Plan, according to which 12% of the primary energy consumption and 29.4% of the gross energy generation should come from renewable energy by 2010.

Royal Decree 436/2004, of March 12, 2004, superseded the former regulations on renewable energy and established a new legal and financial framework for special regime generation activities. The main purposes of this Royal Decree are the establishment of a stable, predictable and transparent remuneration system for the special regime and the promotion of clean energy such that it will constitute approximately 30% of total electricity consumption by 2010.

The new financial framework established by Royal Decree 436/2004 allows special regime generators to choose between selling their energy at market prices (in the electricity pool, the long-term pool or through bilateral agreements, in all cases, plus certain premiums and incentives) or at set tariffs (to distributors). These incentives, premiums and tariffs are calculated as a percentage over the average tariff. The update of the mentioned premiums, incentives and tariffs takes place every 4 years from 2006. The new remuneration system only affects the new plants while the currently operating plants enjoy a transitional period to be adapted to the new remunerations system.

Environmental activities

During 2005, increased development of renewable energy and a strategic focus on CO2 emissions were key drivers of HidroCantábrico’s performance. HidroCantábrico also applied considerable efforts to minimize the environmental impact of processes required to assure energy supply. As an example of this commitment, flue gas desulphurization and NOx emission reduction systems are currently being installed in thermal units in order to reduce acidification.

Climate change

An emissions trading scheme was established in Spain during 2005, including the creation of the National Emission Allowance Registry. An account has been assigned for each industrial plant where the balance of both allocated and purchased allowances will be registered.

In 2005, the growth in energy demand together with low hydroelectric generation resulted in intensive use of thermal power plants in the Spanish electricity system. Consequently, HidroCantábrico coal and natural gas power plants operated above expectations for an average year.

The Aboño thermal unit, one of the most efficient in Spain, is a multi-fuel station that burns a mix of fuels including imported coal and blast furnace gases produced by the nearby Arcelor steelworks factory. As a result, its emissions are increased with transferred CO2. This activity is an example of valorization of a pollutant by-product, which decreases environment impacts to a large extent through the cooperation between two companies.

Efforts against climate change by HidroCantábrico include recurrent programs to increase efficiency in generation units. Examples include projects for reducing unburned fuel, the reduction of fuel consumed in start-ups, and the upgrading of turbine blades.

HidroCantábrico is developing a position in clean development mechanisms, participating in projects and developing mechanisms to reduce emissions through a presence in the Community Development Carbon Fund to which HidroCantábrico contributed $2.5 million. This fund has signed four projects amounting to 0.8 MtCO2e, has approved 13 projects amounting to 5.1 MtCO2e and is analyzing 34 other projects that will contribute an additional 18.8 MtCO2e.

Environmental impact control

One of the main aspects of the environmental management system of HidroCantábrico is the identification of all relevant environmental aspects, defined as those activities, products or services in the organization that can impact the environment. Controlling and reducing these impacts is one of the key objectives for HidroCantábrico.

HidroCantábrico is working on several projects to reduce pollutant emissions in thermal power plants in order to comply with the National Emission Reduction Plan for Large Thermal Units, which implements Royal Decree no. 430/2004, of March 12, 2004, the transposition of EU Directive 2001/80/CE related to Large Combustion Plants. Equipment is being installed in the Aboño and Soto units for removing sulfur in emission gases, based on wet technology, and low NOx burners are also being installed that will reduce the emission of such gasses by around 95% and will reduce the particles in the flue gas by 50%.

Waste management

The largest amount of waste generated by HidroCantábrico facilities is flying ash and slag from coal plants. In 2005, 73% of this waste produced was recycled for cement production, road construction and other uses, reducing final waste volume and environmental impact.

Environmental management system

HidroCantábrico has adopted the Integrated Environmental Management System that involves all organization levels. It is implemented through working groups and committees and eases the processes for further environmental certifications in operating units. Under the Integrated Environmental Management System, HidroCantábrico worked during 2005 to prepare for UNE/EN/ISO 14001 certification in all thermal units.

GAS SYSTEM OVERVIEW

The development of the natural gas infrastructure in Spain reflects its extremely low national production of natural gas and its geographical position far from European gas fields. Currently, the Spanish natural gas system consists of the following physical components:

•	a high pressure network, consisting of 7,500 km, with four international connections, one with France, one with Morocco and two with Portugal, and approximately 340 gas regulation and measurement stations;

•	four operating regasification plants and two under construction;

•	three small gas deposits for national production;

•	two underground storage units, located at Serrablo and Gaviota;

•	a national dispatch center that oversees the entire high pressure system, including its terminal and underground storage units; and

•	a distribution network, consisting of more than 31,000 km of gas pipelines, which connects each consumer to the high-pressure transportation network.

As national production in Spain is limited, natural gas supply relies mainly on imports, either through international gas pipelines or regasification terminals within Spain that receive LNG transport vessels. Imported gas in 2005 totaled 389.7 TWh. Algeria was the main supplier and the Persian Gulf countries, Nigeria and Egypt were other significant suppliers.

Natural gas consumers in Spain can choose from three types of supply:

•	Tariff supply through a distributor, which is the traditional relationship model between a customer and a gas company. The customer buys gas from the distributor, to whom it pays the regulated price or tariff.

•	Supply through a trader, for which a qualified customer enters into a supply contract with a trading company to pay a freely negotiated, competitive price. The trading company enters into gas purchase contracts on international markets and access contracts with the transporter and distributor.

•	Direct purchase by a qualified consumer, for which the consumer buys the gas directly on the international market and enters into a contract for access to the gas transportation and distribution installations. This option is only practical for large consumers.

In 2005, natural gas consumption in Spain was 375.7 TWh. This volume consisted of consumption by industrial customers (53.8%), electric power stations (29.6%) and commercial customers (14.9%).

Competition

At the end of 2005, there were 2,081,172 consumers operating in the liberalized market, representing 34% of the total gas consumers in Spain. Taking into account that at the end of 2004 there were a total of 1,218,785 consumers in the liberalized market, the increase during 2005 has been more than 70%. In terms of energy, 83%, or 314,827 GWh, was sold in the liberalized market.

Most consumers in groups 1 and 2, industrial customers, were in the liberalized market and these liberalized customers accounted for 98% of the total consumption in groups 1 and 2. Liberalized consumers comprise 92% and 93% of groups 1 and 2, respectively.

With respect to group 3, residential and commercial customers, 37% of energy consumed was purchased in the liberalized market and 34% of customers were in the liberalized market.

GAS REGULATION

Law no. 34/1998, of October 7, 1998, began the liberalization process of the Spanish natural gas sector and has been amended several times in recent years in order to improve this liberalization process. The main features of the current regulatory framework are as follows:

•	the unbundling of activities so that no operator can simultaneously carry out regulated activities (regasification, strategic storage, transmission, distribution and supplying at set tariffs) and liberalized activities (trading at market prices) simultaneously;

•	as of January 1, 2003, all consumers, regardless of their consumption, are fully eligible to select their suppliers as well as the method of supply, either at market prices (unregulated market) or with a set tariff (regulated market); In order to promote liberalization of the gas sector, the government is preparing the substitution of the current regulated-unregulated market scheme by an unregulated-last resort supply scheme. Under the latter scheme, a last resort operator appointed by the government will be the only one able to supply domestic and small consumers under a last resort tariff. The rest of consumers will be supplied under market prices. These changes are expected to take place in 2008.

•	all operators and consumers have the right to access the transmission and distribution grids by paying access tariffs previously approved by the Spanish government. This right is based on principles of free access, objectivity and transparency. Access to the grid can only be denied under circumstances set forth in certain laws and regulations in cases where there is a lack of capacity or reciprocity;

•	all tariffs, tolls and royalties are based on costs that are transferred to consumers of natural gas. The tariff is based on levels of pressure and consumption rather than by type of use. The tolls and royalties for transport and distribution are based on the level of pressure at which the network is connected to the consumers’ installation and on the volume of annual consumption rather than on distance; In order to avoid asymmetries between the regulated market and the unregulated market, some tariffs for big consumers have been eliminated in 2006. It is expected that all the tariffs will be substituted in 2008 by a last resort tariff just for domestic and small consumers. The rest of consumers will be supplied under market prices.

•	to ensure that ENAGAS, S.A., the current technical manager of the system, as well as the owner of the majority of the high-pressure transmission grid, is guaranteed the highest level of independence, the maximum stake that can be legally held in it, directly or indirectly, by any shareholder has been reduced to 5%. Any necessary reductions must take place before December 31, 2006;

•	Royal Decree no. 1434/2002, of December 27, 2002, specifically regulating transmission, distribution, trading and supply activities, as well as the process of authorizing natural gas plants and installations, regulates relations between gas companies and their customers, both in the regulated and unregulated markets; and

•	Royal Decree no. 1716/2004, of July 23, 2004, sets forth obligations concerning minimum security reserves and natural gas supply diversification.

Spanish law prescribes the following roles for participants in the Spanish gas system:

•	Producers, who carry out exploration, research and mining of hydrocarbon deposits.

•	Transporters, who own natural gas storage facilities, regasification plants or high-transportation pipelines with pressure above 16 barg. Transporters purchase natural gas on the international market for sale to distributors for the tariff market. They also allow third parties (transporters, traders and qualified consumers) to access their facilities upon application and payment of a toll.

•	Distributors, who own natural gas distribution facilities that have pressure below 16 barg and supply just one consumer. Distributors buy gas from transporters at a regulated transfer price and sell it at a regulated price to tariff customers. Like transporters, distributors must also allow third party access to their facilities.

•	Traders, who purchase natural gas from producers or other traders and sell it to their qualified customers or other traders under freely negotiated terms and conditions. Traders use the installations belonging to transporters and distributors to transport and supply gas to their customers in exchange for the payment of a toll.

•	Qualified consumers, who can choose between purchasing gas from their distributor at a regulated tariff or purchasing gas from any trader under freely negotiated terms and conditions. Since January 1, 2003, all Spanish gas consumers have been able to choose their supplier.

•	Tariff consumers, who have entered into a supply contract with a distribution company to which they pay the regulated tariff.

•	The Technical System Manager, who is responsible for the technical management of the primary and secondary natural gas transportation networks. This role, as well as coordination of agents in the system, has been assigned to ENAGAS as the leading transporter.

The National Energy Commission is the public agency assigned the task of ensuring effective competition in energy systems and the objective, transparent functioning of those systems for the benefit of all agents operating in those systems as well as consumers. To do so, it acts as an advisory body to the Spanish Government, participates in the process of developing regulations and authorizing installations and acts as an arbitration body in disputes between different agents in the energy systems.

GENERATION

PORTUGAL

As of December 31, 2005, our Portuguese electricity generation facilities consisted of hydroelectric, thermal (coal, fuel oil, natural gas and gas oil), biomass, cogeneration and wind generation facilities, and had a total installed capacity of 8,921 MW (including an additional 392 MW unit of the Ribatejo CCGT plant, which began commercial operation in October 2005, five months ahead of schedule, and the new two-unit hydroelectric power station of Frades with a total of 192 MW, which is a reinforcement of the power station of Vila Nova/Venda Nova), 7,164 MW of which was in the PES and 1,757 MW of which was in the IES. As of December 31, 2005, approximately 49.4% of our generation capacity was represented by hydroelectric facilities, 34.4% by thermal facilities, 13.2% by CCGT facilities and 3.0% by wind-driven, biomass and cogeneration facilities. We do not own or operate any nuclear-powered facilities in Portugal.

We currently hold most of our generation assets in EDPP, which in 2005 accounted for approximately 97% of our generation in Portugal. Our other companies that own or operate generation assets in Portugal are EDP Comercial, Enernova and EDP Bioeléctrica. EDPP also holds a variety of engineering and operations and maintenance, or O&M, companies, including EDP Produção EM – Engenharia e Manutenção, S.A., a company which undertakes hydroelectric and thermal engineering projects and studies, project management, engineering and consulting.

Our installed capacity in the PES of 7,164 MW represents approximately 82.0% of the total installed capacity in the PES. From 2000 to 2002, the installed capacity of the PES remained constant. In 2003, a small decrease resulted from the decommissioning of the 132 MW Alto de Mira plant. At the end of 2004, we decommissioned the last unit at the Tapada do Outeiro plant (46.9 MW), and the PPA between EDPP and REN for the two old generating units of Tunes (32 MW) also reached maturity. However, in this case, these two units were considered useful for system services by REN. EDPP and REN entered into a contract pursuant to which EDPP maintains the plant and keeps it in operation only for the purpose of the supply of system services. Our smaller hydroelectric plants, wind generating facilities and cogeneration and biomass plants are part of the IES. In the IES, in addition to the three Ribatejo CCGT units, one of which entered into service in 2005, there was a capacity increase resulting from the entering into service of the Alqueva hydroelectric power plant in 2004 owned by EDIA-Empresa de Desenvolvimento e Infra-estruturas de Alqueva, S.A., or EDIA, a company wholly-owned by the Portuguese Republic that is developing a multi-purpose hydroelectric project for irrigation and the production of electricity.

In 2005, our net electricity generation in Portugal was approximately 24.1 TWh, excluding special regime production. According to REN, total net generation in Portugal in 2005 was approximately 48.0 TWh.

On March 16, 2005, we exercised a call option for a total consideration of €52 million for the purchase from National Power International Holdings BV, or IPBV, of a 20% shareholding and related shareholder loans in Turbogás and a 26.667% shareholding and related shareholder loans in Portugen. Following the completion of this transaction, we now hold a 40% shareholding in Turbogás and a 26.667% shareholding in Portugen. Turbogás was incorporated in 1994 with the sole purpose of developing, constructing and operating a CCGT plant at Tapada do Outeiro, in Portugal, with a total installed capacity of 990 MW. Turbogás currently sells all of its production to REN, within the PES under a long term PPA. Since 2002, Turbogás has generated 24,970 GWh, of which 6,287 GWh were generated in 2005. For more information on these transactions, see “—Other Investments and International Activities.” In addition, we have also reached an agreement with International Power Portugal Holdings S.G.P.S., S.A., or IPR, and IPBV regarding our possible involvement in the management of Tapada do Outeiro’s power output in the event that the current PPA of Tapada do Outeiro is terminated, with any such arrangement being subject to non-opposition by the relevant competition authority.

The following maps set forth EDP’s power plants in Portugal, the PES and in the IES, as of December 31, 2005.

The following table sets forth our total installed capacity by type of facility at year-end for the years 2001 through 2005.

	As of December 31,
Type of Facility	2001	2002	2003	2004	2005
	(in MW)
Hydroelectric:
Public System hydroelectric plants(1)	3,903	3,903	3,903	3,903	4,094
Independent System hydroelectric plants(2)	309	309	311	310	310

Total hydroelectric	4,212	4,212	4,214	4,213	4,404
Thermal(3)	3,281	3,281	3,149	3,149	3,070
Wind(4)	41	41	65	136	151
Biomass	9	9	9	9	9
Cogeneration	67	111	111	111	111
CCGT(5)	0	0	392	784	1,176

Total	7,610	7,654	7,939	8,402	8,921

(1)	In 2005, the Frades hydroelectric power station (192 MW) entered into operation as a reinforcement of the power station of Vila Nova/Venda Nova.
(2)	In 2004, the Ermal power station began operations as a special regime producer with 9.9 MW instead of its previous 11.2 MW in the NBES.
(3)	On June 30, 2003, the PPA of the Alto de Mira plant, and on December 31, 2005, the PPA of Tapada do Outeiro plant expired and the plants were decommissioned. The PPA of the two older generating units of Tunes also expired on December 31, 2005. Those units are kept in operation under a contract of system services with REN but we do not consider their capacity in this table.
(4)	The new wind facilities that began operation in 2005 were Pena Suar (16 MW), Vila Nova (26 MW), Fonte da Quelha (13.5 MW) and Alto do Talefe (13.5 MW).
(5)	The Ribatejo CCGT plant was in testing at the end of 2003. The first 392 MW unit of this plant began commercial service on February 14, 2004, the second 392 MW unit on November 2, 2004, and the third on October1, 2005.

Hydroelectric generation is dependent upon hydrological conditions. In years of less favorable hydrological conditions, less hydroelectricity is generated, and the PES depends on increased thermal production. In addition, in years of less favorable hydrological conditions, imports of electricity may increase. For purposes of forecast models, our estimated annual hydroelectric production based on current installed capacity in an average year is approximately 11 TWh and can reach about 15 TWh in a wet year and may fall to less than 7 TWh in a dry year. Between 1995 and 2005, our hydroelectric production ranged from a low of 4.5 TWh in 2005, a very dry year, to a high of 14.9 TWh in 2003, a record wet year.

The following table summarizes our net electricity production (excluding internal losses and consumption of the plants) by type of generating facility from 2001 through 2005 and also sets forth our hydroelectric capability factor for the same period:

	As of December 31,
Type of Facility	2001	2002	2003	2004	2005
	(in GWh, except hydroelectric capability factor)
Hydroelectric:
Public System hydroelectric plants(1)	12,607	6,764	13,964	8,718	4,280
Independent System hydroelectric plants(2)	790	573	901	539	254

Total hydroelectric	13,397	7,336	14,865	9,257	4,534
Thermal:
Coal	8,677	9,532	9,473	9,530	9,590
Fuel oil and natural gas	5,613	7,892	3,119	2,215	4,937
Gas oil	50	13	26	5	18
Cogeneration	423	590	679	656	671
CCGT(2)	0	0	203	3,419	5,088

Total thermal	14,763	18,027	13,500	15,825	20,304
Wind	90	113	128	237	348
Biomass	18	37	38	49	51

Total	28,269	25,513	28,532	25,368	25,237
Hydroelectric capability factor(3)	1.19	0.75	1.33	0.83	0.41

(1)	Includes the following amounts of our own consumption for hydroelectric pumping: 485 GWh in 2001, 670 GWh in 2002, 485 GWh in 2003, 408 GWh in 2004 and 564 GWh in 2005.

(2)	The Ribatejo CCGT plant was in testing at the end of 2003. The first unit of this plant began commercial service on February 14, 2004, the second unit on November 2, 2004, and the third unit on October 1, 2005.
(3)	The hydroelectric coefficient varies based on the hydrological conditions in a given year. A hydroelectric capability factor of one corresponds to an average year, a factor less than one corresponds to a dry year and a factor greater than one corresponds to a wet year.

The average availability for production of EDPP’s plants remained at favorable levels from 2001 to 2005. For thermal plants it remained relatively stable, decreasing slightly from 94.4% in 2004 to 93.5% in 2005. For hydroelectric plants, it increased from 94.8% in 2001 to 97.1% in 2004 and decreased slightly to 96.6% in 2005.

A forced outage is unplanned non-availability at a power plant caused by trips, critical repairs or other unexpected occurrences. Non-availability results from planned maintenance and forced outages. EDPP is reducing planned maintenance outages through more efficient maintenance techniques. EDPP’s generating facilities have achieved very low rates of forced outage over the past five years. Management believes these low rates compare favorably with the European average. In the period 2001 through 2005, forced outages of EDPP’s thermal plants have ranged between 2.1% (2003) and 4.1% (2005). During the same period, forced outages of EDPP’s hydroelectric plants ranged between 0.3% (2005) and 1.0% (2001). In 2005, forced outages of EDPP’s thermal plants were 4.1% and hydroelectric plants were 0.3%.

The average availability factor is defined as the total number of hours per year that a power plant is available for production as a percentage of the total number of hours in that year. This factor reflects the mechanical availability, not the actual availability of capacity, which may vary due to hydrological conditions. The table below indicates for each type of EDPP generating facility the “average capacity utilization” and “average availability factor” indicators, comparable with other European utilities, each calculated in accordance with our computational method, for the indicated periods:

	Average capacity utilization (1) Year ended December 31,					Average availability factor Year ended December 31,
Type of Facility	2001	2002	2003	2004	2005	2001	2002	2003	2004	2005
Hydroelectric	36.9%	19.8%	40.8%	25.4%	12.5%	94.8%	95.9%	96.8%	97.1%	96.6%
Thermal:
Coal	83.1%	91.3%	90.7%	91.0%	91.8%	90.5%	94.0%	94.2%	92.9%	93.8%
Fuel oil and natural gas	36.4%	51.2%	20.2%	14.3%	32.9%	96.6%	93.9%	90.9%	94.9%	92.7%
Gas oil(2)	1.7%	0.4%	1.2%	0.3%	1.0%	98.4%	99.1%	98.0%	98.8%	99.5%

Total weighted average thermal(3)	49.9%	60.7%	44.8%	42.5%	53.5%	94.6%	94.4%	92.7%	94.4%	93.5%

(1)	The average capacity utilization is defined as actual production as a percentage of theoretical maximum production.
(2)	Increase in average capacity utilization in 2003 was due to the need to use the fuel stock of the Alto de Mira power plant in the context of its decommissioning.
(3)	Weighted average is based on total installed capacity of the thermal system.

During the period from 2001 through 2005, EDPP had operating and maintenance costs, excluding fuel and depreciation costs, below the limits contained in the relevant PPAs over that time period. Although management expects to continue maintaining these costs below the PPA limits in 2006, we expect most of the PPAs to terminate as a result of the provisions of Decree law no. 240/2004. On June 30, 2003, the PPA of our 132 MW Alto de Mira plant terminated on the scheduled expiration date. The three-unit Tapada do Outeiro plant was progressively decommissioned until the end of 2004, and the last unit was decommissioned on December 31, 2004. The gas oil Tunes plant, with four units, had the PPA relating to its first two (32 MW) units terminated on December 31, 2004. Since that PPA termination, the affected units at Tunes are serving the national grid, providing ancillary services pursuant to an agreement with REN.

Hydroelectric plants

As of December 31, 2005, we owned and operated 26 hydroelectric generating facilities in the Binding System, with 65 total units and an aggregate installed capacity of 4,095 MW.

In the IES, EDPP now owns and operates 224.9 MW. EDPP also operates 84.9 MW owned by EDP Comercial and 240 MW owned by EDIA (the Alqueva plant). As a result, the total maximum capacity operated by EDPP was approximately 4,645 MW as of December 31, 2005.

Based on an independent revaluation of our assets in 1992, we estimate that the average remaining useful life of our dams is approximately 45 years. The table below sets out our hydroelectric plants, ordered by installed capacity as of December 31, 2005, the type of hydroelectric plant, the year of commencement of operation and the year in which the most recent major refurbishment, if any, was accomplished.

Hydroelectric plants	Installed capacity (MW)	River reservoir plant type	Year entered into service	Year of last major refurbishment
EDPP Plants:
Alto Lindoso	630.0	Reservoir	1992	—
Miranda	369.0	Run of river	1960/95	1970
Aguieira	336.0	Reservoir	1981	—
Valeira	240.0	Run of river	1976	—
Bemposta	240.0	Run of river	1964	1969
Carrapatelo	201.0	Run of river	1971	—
Picote	195.0	Run of river	1958	1969
Frades	191.6	Reservoir	2005	—
Pocinho	186.0	Run of river	1983	—
Régua	180.0	Run of river	1973	—
Castelo de Bode(1)	159.0	Reservoir	1951	2003
Vila Nova (Venda Nova/Paradela)	144.0	Reservoir	1951/56	1994
Torrão	140.0	Reservoir	1988	—
Fratel	132.0	Run of river	1974	1997
Vilarinho Furnas	125.0	Reservoir	1972/87	—
Crestuma-Lever	117.0	Run of river	1985	—
Cabril	108.0	Reservoir	1954	1986
Alto Rabagão	68.0	Reservoir	1964	—
Caniçada	62.0	Reservoir	1954	1979
Tabuaço	58.0	Reservoir	1965	—
Bouçã	44.0	Reservoir	1955	1988
Salamonde	42.0	Reservoir	1953	1989
Pracana	41.0	Reservoir	1950/93	1993
Caldeirão	40.0	Reservoir	1994	—
Raiva	24.0	Reservoir	1982	—
Touvedo	22.0	Reservoir	1993	—

Total	4,094.6
Independent System Hydroelectric Plants:
EDPP plants:(2) (3)	224.9	Various	Various
EDP Comercial plants(4)	84.9	Various	Various

Total maximum capacity	4,404.4

(1)	We invested approximately €13 million in the modernization of the electricity generating turbines and other dam equipment at Castelo de Bode, which was completed at the end of 2003.
(2)	As a result of recent reorganizations, EDPP integrated 28 plants owned by HDN and Hidrocenel with capacities ranging from 0.1 MW to 44.1 MW and dates of entry into service from 1906 to 2004.
(3)	In 2004, the Ermal power station began operations as a special regime power station with 9.9 MW instead of the previous 11.2 MW.
(4)	EDP Comercial owns four plants with capacities ranging from 0.72 MW to 80.7 MW and dates of entry into service from 1927 to 1951.

The following table presents the net generation of EDPP’s hydroelectric power plants operating under PPAs for the last three years, as well as the end date of each PPA.

		Annual net generation
Hydroelectric plants	End of PPA	2003	2004	2005
		(in GWh)
Alto Lindoso	2024	948	532	268
Touvedo	2024	72	46	23
Alto Rabagão	2015	145	89	57
Vila Nova (Venda Nova/Paradela)	2015	720	484	188
Venda Nova 2/Frades(1)	2027	—	—	112
Salamonde	2015	261	199	108
Vilarinho Furnas	2022	181	162	57
Caniçada	2015	347	263	139
Miranda	2013	1,365	797	420
Picote	2013	1,121	879	493
Bemposta	2013	1,374	913	488
Pocinho	2024	681	388	167
Valeira	2024	1,049	617	271
Vilar-Tabuaço	2024	178	88	19
Régua	2024	891	576	253
Carrapatelo	2024	1,092	765	334
Crestuma-Lever	2024	513	309	139
Torrão	2024	314	208	126
Caldeirão	2024	76	17	16
Aguieira	2024	614	351	354
Raiva	2024	66	31	13
Cabril	2015	491	236	59
Bouçã	2015	230	128	30
C. Bode	2015	608	266	46
Pracana	2024	99	33	22
Fratel	2020	528	339	77

Total Hydro		13,964	8,718	4,279

(1)	This plant, a power reinforcement of Venda Nova, started industrial service in August 2005.

Thermal plants

EDPP operates all our conventional thermal power plants in the PES, with total installed capacity, as of December 31, 2005, of 3,069.6 MW and installed capacity per generating unit ranging from 27 MW to 298 MW. The following table sets forth, as of December 31, 2005, our conventional thermal plants by installed capacity, type of fuel, net efficiency at maximum output, number of units and year entered into service.

Thermal plants	Installed capacity (MW)	Fuel	Net efficiency at maximum output	Number of units	Year entered into service
Sines	1,192.0	Coal	36.8	4	1985-89
Setúbal	946.4	Fuel oil	38.2	4	1979-83
Carregado I	473.8	Fuel oil	37.3	4	1968/1974
Carregado II(1)	236.4	Fuel oil / Natural gas	37.6	2	1976
Tunes(2)	165.0	Gas oil	28.3	2	1982
Barreiro	56.0	Fuel oil	34.1	2	1978

Total maximum capacity	3,069.6

(1)	These units began burning natural gas in 1997.
(2)	The PPA for the first two units (32 MW) terminated on December 31, 2004, and these units now have a system service agreement with REN (the company that operates the national grid).

There has been no significant change in average net efficiency of EDPP’s thermal plants over the past five years. With continued proper maintenance of the thermal facilities, EDPP expects to maintain net efficiency at least at the levels agreed in the PPAs.

The following table presents the net generation of EDPP’s thermal power plants operating under PPAs for the last three years, as well as the expected end date of each PPA and the fuel costs per power station.

		Annual Net Generation			Annual Fuel Costs
Thermal plants	End of PPA	2003	2004	2005	2003	2004	2005
		(GWh)			(thousands of EUR)
Sines	2017	9,473	9,530	9,590	131,771	179,818	209,402
Setúbal	2012	1,834	1,683	3,556	71,333	64,405	172,617
Carregado (I and II)	2010	1,091	327	1,162	51,075	17,063	57,851
Barreiro	2009	195	200	220	16,971	15,573	22,643
Tunes (III and IV)	2007	26	10	18	2,757	877	2,196

Total		12,619	11,750	14,545	273,908	277,736	464,709

Energy sources

Fuel

EDPP uses a number of fossil fuels in the generation of electricity. The introduction of natural gas in Portugal permitted growth in the sources of primary energy. For more information on our use of natural gas you should read “—Natural Gas” below.

EDPP fuel consumption costs, including transportation costs, were €666.3 million in 2005 and €380.3 million in 2004. The increase in the total cost of fuel consumed from 2004 to 2005 resulted primarily from 2005 being a drier year than 2004, the higher cost of fuel in 2005 and the added consumption in 2005 of the new Ribatejo CCGT plant

The table below shows the costs of fuel consumed by EDPP from 2001 through 2005.

	As of December 31,
Type	2001	2002	2003	2004	2005
	(thousands of EUR)
Imported coal	142,810	148,773	130,531	179,062	208,570
Fuel oil(1)	193,867	259,816	117,716	86,336	248,188
Gas oil(2)	4,618	1,526	2,744	586	2,196
Natural gas	12,260	24,497	22,917	114,354	207,310

Total	353,555	434,612	273,908	380,337	666,264

(1)	Includes consumption for the production of steam at the Barreiro power plant.
(2)	Small amounts of gas oil are consumed by the gas oil plants for the operation of these plants in synchronous compensation mode for purposes of voltage regulation and a very small amount of generation.

The following table sets forth the amounts of fuel purchased by EDPP in each of the last five years.

	As of December 31,
Type	2001	2002	2003	2004	2005
	(thousands of metric tons, except natural gas)
Imported coal	3,108	3,587	3,593	3,562	3,559
Fuel oil(1)	1,237	1,941	716	422	1,339
Gas oil	26	3	10	1	7
Natural gas(2)	60	150	131	632	861

(1)	Includes purchases for the production of steam at the Barreiro plant.
(2)	Measured in millions of cubic meters. The increase in 2004 is due to the entering into commercial service of two units of the Ribatejo CCGT power plant. The increase in 2005 is due to the entering into commercial service of the third unit of the of the Ribatejo CCGT power plant.

Coal

As the Sines power plant is a base load, or continuous operation power plant, EDPP has supply contracts for more than one year for the major part of its consumption of coal. Pursuant to the PPAs for purchases of coal, an annual Target Contract Quantity is defined by REN based on the forecasts for coal consumption for a wet year. The Target Contract Quantity is the basis for long-term supply and shipping contracts, which are negotiated by EDPP, subject to REN approval. In addition, EDPP makes spot-market purchases as necessary. In 2005, EDPP purchased 98% of its coal through long-term contracts and 2% of its coal on the spot market. In 2004, EDPP purchased 63% of its coal through long-term contracts and 37% of its coal on the spot market. In 2003 and 2002, EDPP purchased 78% of its coal through long-term contracts and 22% of its coal on the spot market.

The following table shows the evolution of EDPP’s coal purchases from 2001 to 2005 by geographic markets as a percentage of total purchases for that year.

	As of December 31,
Region	2001	2002	2003	2004	2005
South Africa	28.0%	28.9%	34.6%	29.5%	34.0%
United States	17.0%	3.2%	9.9%	13.1%	10.6%
Australia	13.0%	23.2%	18.6%	3.7%	0.0%
South America	27.0%	16.3%	32.9%	41.1%	39.2%
Southeast Asia	15.0%	16.9%	0.0%	4.4%	4.0%
Europe	0.0%	11.3%	4.0%	8.2%	12.2%

Total	100%	100%	100%	100%	100%

In 2005, the average cost of coal consumed was €56.7 per ton. In 2004, the average cost of coal consumed was €50.3 per ton. In 2003 and 2002, the average cost of coal consumed for imported coal was €36.7 per ton and €41.4 per ton, respectively. The increase in 2005 reflects the high prices associated with a long-term contract entered into in 2004.

Fuel oil and gas oil

Fuel oil purchases by EDPP are made in the spot market and pursuant to contracts. EDPP purchases fuel oil from refineries in Europe, primarily in northwestern Europe and also in Portugal, and is remunerated through PPAs based on, among other things, costs of fuel oil indexed to the spot market.

The average cost of fuel oil consumed in 2005 was €201.2 per ton, compared with €154.1 and €164.8 in 2004 and 2003, respectively. The value in 2004 was due to the low market prices, which did not follow the crude prices, resulting from low demand and of the favorable exchange rate (USD/Euro). The increase in 2005 was due to change in the market prices at the end of 2004, which began to reflect the high crude prices. To reduce the emissions impact of our operations on the environment, EDPP has shifted its fuel oil purchases to lower sulfur fuel oil, which has increased the cost of consumed fuel oil. In 2005, the average sulfur content of fuel oil purchased by EDPP was approximately 0.9%, compared with 0.8% in 2004. The use of lower sulfur fuel oil has increased, and will increase in the future, the average cost of fuel oil consumed.

EDPP maintains gas oil reserves as fuel for emergency gas turbine generators. Since gas oil is very expensive and economically inefficient, these reserves are used on a very limited basis. Consequently, small purchases of gas oil have been made by EDPP, as required by REN.

Natural gas

EDPP has had access to natural gas as a source of primary energy since Transgás began importing natural gas from Algeria into Portugal in 1997. EDPP converted two units of Carregado into dual-fired (fuel oil and natural gas) units in late 1997. In 2005, EDPP purchased 861 million cubic meters of natural gas for a total of €207.3 million compared to 632 million cubic meters of natural gas in 2004 for a total of €114.4 million. For more information on our activities related to natural gas you should read “—Gas.”

Planned new plants

In order to meet increased demand for electricity in Portugal, additional capacity is planned for the National Electricity System. The following table sets out planned new power facilities in Portugal in which we are participating.

Facility	Type of Generation	Developing entity	Planned capacity (MW)	Target year	Status
Picote II	Hydroelectric	EDPP	236	2011	Licensing
Bemposta II	Hydroelectric	EDPP	178	2012	Licensing
Baixo Sabor	Hydroelectric	EDPP	180	2013	Licensing
Small hydro	Hydroelectric	EDPP	20	2006/2010	Planning
New CCGT plants	CCGT	EDPP	4 x 400	2009/2014	Planning
Sines	Super critical coal	EDPP	750	2013/2014	Planning
Foz Tua	Hydroelectric	EDPP	208	2014	Planning

Capital expenditures

In 2005, we spent €237.2 million in capital expenditures in technical costs for our generation facilities, compared with €246.9 million in 2004 and €261.1 million in 2003. Our capital expenditures in the generation sector have been concentrated on the following activities: conducting preliminary studies for and building of hydroelectric plants, maintaining and upgrading existing power plants, investing in environmental projects such as the installation of emission reduction equipment and, in 2005, investing €81.4 million in the new Ribatejo CCGT (combined cycle gas turbine) power plant and €42.6 million in wind energy farms.

The following table sets forth our capital expenditures in technical costs from 2001 through 2005 on plants by type and status of generating plant.

	Year ended December 31,
Plant type and status	2001	2002	2003	2004	2005
	(thousands of EUR)
Thermal/Hydro
Public Electricity System
Hydroelectric plants under construction	16,877	25,690	34,359	24,127	3,558
Hydroelectric plants in operation	10,289	12,756	11,732	11,849	13,604
Thermal plants in operation	14,764	16,261	20,340	12,955	75,659
Plants under study	1,450	1,011	349	729	4,653

Total PES	43,380	55,718	66,780	49,659	97,473
Independent Electricity System
Hydroelectric plants	4,964	4,137	3,849	1,018	2,141
Ribatejo CCGT	58,535	142,946	142,350	128,329	81,317
Wind	6,521	11,159	38,389	53,667	46,030
Cogeneration facilities	13,083	9,602	255	129	249
Biomass(1)	0	35,180	614	155	0

Total IES	83,103	203,024	185,456	183,298	129,736
Others(2)	0	0	312	2,854	2,711
Non-specific investment(3)	5,250	17,721	8,599	11,089	3,108

Total Generation	131,733	276,463	261,147	246,900	233,029

(1)	Investments in 2002 include €35.2 million related to an intra-group transfer of the Mortagua biomass power plant (built in 1999) to EDP Produção.
(2)	Other investments include studies and investment relating to our trading system.
(3)	Non-specific investment refers to investments not directly related to our plants, such as administrative buildings, transportation equipment and implementation of new information systems.

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

Early termination of the PPAs

The generation capacity of EDPP plants in the PES is bound to the PES under PPAs between EDPP and REN. Under the PPAs, EDPP is guaranteed a monthly fixed revenue component (capacity charge) that remunerates, at an 8.5% real rate of return on assets, the net asset value of EDPP’s power plants. The revenue amount EDPP receives as a capacity charge also includes the depreciation related to these assets, and is based on the contracted availability of each power plant, regardless of the energy it produces. The PPAs also allow EDPP to pass-through to the final tariff its total fuel consumption cost through a variable revenue component (energy charge) that is invoiced monthly to REN. Pursuant to the Portuguese government’s policy for the reorganization of the energy sector, the PPAs will be terminated in connection with the creation of MIBEL.

Pursuant to Law no. 52/2004, of October 29, 2004, enacted by the Portuguese parliament, Decree law no. 240/2004 establishes the conditions for the early termination of the PPAs and defines compensatory measures for the respective contracting parties through the pass-through of charges to all electric energy consumers as permanent components of the Global Use of System Tariff. The early termination of the PPAs set forth in the Decree law is subject to certain conditions, which include the ministerial approval of termination agreements between EDP and REN, (ii) the entry into force of MIBEL under conditions that allow the sale of electricity produced and (iii) the granting of non-binding generation licenses to the relevant producers. The first of these conditions was met on March 4, 2005 when the Ministry of Economy approved the termination agreements entered into by us and REN on January 27, 2005 for all of EDPP’s power plants operating in the PES. Although the MIBEL forward sale market managed by OMIP began operations on July 3, 2006, it is still unclear whether the conditions have been met to allow the sale of the electricity produced by EDP in MIBEL.

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

The termination agreements that were signed on January 27, 2005 set the estimated amount of compensation to be granted to us as a result of the early termination of all of our PPAs. These termination agreements contemplate, among other things, the commencement of MIBEL operations by June 30, 2005, which did not occur. The termination agreements contemplated a present value of the compensation as of July 1, 2005 of at €3,356 million. This compensation, designed to ensure economic benefits equivalent to those delivered by the PPAs to all parties to these contracts, was calculated based on a number of economic assumptions and parameters including the present value of the existing PPAs, the forecasted revenues of these power plants operating under market conditions and a discount rate of 3.78%. However, the actual amount of compensation granted to us as a result of the early termination of all our PPAs will be different because the commencement of MIBEL operations did not occur as anticipated.

The compensation value for the early termination of the PPAs was deemed adequate by two independent entities, the investment bank Rothschild and the consulting firm Deloitte & Touche, based upon the applicable legal framework, market valuation and a set of data and assumptions provided by, among others, EDP.

During the first ten years after termination, the initial amount of the compensation relating to each PPA termination agreement is subject to annual positive or negative adjustments, based on the real net revenue obtained in a market regime, so as to ensure appropriate economic benefits equivalent to the PPAs. At the end of the tenth year, the compensatory amount must be subject to a final adjustment to be calculated based on a new forecast of the net revenues for the remaining period. However, the amount of compensation is subject to a global maximum amount per producer and is calculated based on the values set forth in Decree law no. 240/2004, updated by a rate equal to the yield of Portuguese public debt and assuming an inflation rate of 2% a year.

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

Competition

The existing power stations of EDPP, which accounted for 97.3% of our generating capacity in Portugal in 2005, operate in the PES and in the IES. The earnings that EDPP derives from the power stations in the PES, in accordance with the terms of the PPAs, are dependent on the availability of capacity and are substantially unaffected by levels of actual output.

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

Because Portugal is contiguous only with Spain and there are limited connections between Spain and the rest of Europe, the Portuguese and Spanish governments entered into an agreement for the creation of MIBEL. This agreement calls for, among other things, the harmonization of tariff structures and a common pool for Portugal and Spain. Accordingly, once MIBEL is in operation, we expect to face increased competition in generation and wholesale supply from Spanish participants in the Iberian electricity market. See “—The Iberian Energy Market” and “—Spain.”

SPAIN

HidroCantábrico’s installed capacity represents 4.3% of Spain’s mainland generation capacity, or 5.1% excluding special regime facilities. In 2005, HidroCantábrico had a total installed capacity of 3,207 MW, approximately 48% of which was from coal-fired facilities, 12% from CCGT facility, 13% from hydroelectric facilities, 1% from cogeneration facilities, 2% from waste to energy facilities, 19% from renewable energy facilities other than special regime hydroelectric and 5% from nuclear facilities. HidroCantábrico holds a 15.5% interest in Central Nuclear Trillo I, A.I.E., which owns the Trillo nuclear power plant, corresponding to 165 MW of the plant’s total installed capacity of 1,066 MW.

The following table sets forth HidroCantábrico’s total installed capacity by type of facility at year-end 2003, 2004 and 2005.

	As of December 31,
Type of facility	2003	2004	2005
	(MW) (1)
Hydroelectric:
Hydroelectric—Ordinary regime	432	433	433
Hydroelectric—Special regime	3	3	3

Total hydroelectric	435	436	436
Thermal:
Coal	1,605	1,605	1,605
CCGT	393	393	393
Nuclear	165	165	165

Total Thermal	2,163	2,163	2,163
Cogeneration	24	41	39
Wind(2)	81	223	490
Biomass	3	7	7
Waste	33	72	72

Total	2,738	2,941	3,207

(1)	Capacity figures do not reflect the capacity of plants owned by companies that are consolidated by HidroCantábrico using the equity method of consolidation.
(2)	Wind figures include 224 MW owned by DESA, the company bought by Neo Energia in December 2005.

The following table sets forth HidroCantábrico’s thermal plants.

Thermal plants	Installed capacity (MW)	Fuel	Year entered into service
Coal
Aboño
Unit I	366	Coal / Blast furnace gas / Fuel gas	1974
Unit II	556	Coal / Blast furnace gas / Fuel gas	1985
Soto de Ribera
Unit I	68	Coal	1962
Unit II	254	Coal	1967
Unit III	361	Coal	1984
Nuclear
Trillo(1)	165	Uranium	1988
CCGT
Castejón(2)	393	Natural gas	2002

Total installed capacity	2,163

(1)	Corresponding to 15.5% of Trillo’s capacity.
(2)	The Castejón CCGT unit is operated by Elerebro, of which HidroCantábrico holds a 90.4% stake and EDP holds the remaining the 9.6%.

The following table sets forth HidroCantábrico’s hydroelectric plants in the ordinary regime.

Hydroelectric plants	Installed capacity (MW)	River reservoir plant type	Year entered into service	Year of last major refurbishment
La Malva	9.1	Reservoir	1917/24	2002
La Riera	7.8	Run of river	1946/56	2001
Miranda	73.2	Run of river	1962	2000
Proaza	50.3	Reservoir	1968	2002
Priañes	18.5	Reservoir	1952/67	2003
Salime	79.7	Reservoir	1954	2003
Tanes (1)	125.5	Reservoir	1978	1995
La Barca	55.7	Reservoir	1967/74	2002
La Florida	7.6	Reservoir	1952/60	1998
Laviana	1.1	Run of river	1903	2001
Caño	1.0	Run of river	1928	1996
San Isidro	3.1	Run of river	1957	2002

Total	432.7

(1)	Tanes is a pumped-storage facility with natural inflows. Pumping capacity is 110 MW.

The average remaining useful life of HidroCantábrico’s hydroelectric generation plants is approximately 45 years.

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

Generation activity in 2005 was characterized by high availability and efficiency of HidroCantábrico’s power plants. Net production in the ordinary regime, which was 15,372 GWh in 2005, increased 6.7% from 14,408 GWh in 2004 (out of a total generation in the Spanish market in 2005 of approximately 213.4 TWh, according to REE). Hydroelectric generation represented 847 GWh in 2005, compared to 854 GWh in 2004. Coal-fired thermal generation amounted to 11,164 GWh in 2005, an increase of 7.8% from 10,356 GWh in 2004. Natural gas-fired thermal generation (combined cycle) amounted to 2,109 GWh in 2005, an increase of 7.5% from 1,961 GWh the previous year. Nuclear generation, corresponding to our 15.5% stake in the Trillo nuclear power plant was 1,252 GWh in 2005, a slight increase of 1.2% from 1,237 GWh in 2004.

The following table summarizes HidroCantábrico’s electricity generation for 2003, 2004 and 2005, excluding losses at generation plants and HidroCantábrico’s own or ancillary consumption, and sets forth the hydroelectric coefficient at year-end 2003, 2004 and 2005.

	As of December 31,
Type of facility	2003	2004	2005
	(in GWh, except by hydroelectric coefficient factor) (1)
Hydroelectric:
Hydroelectric—Ordinary regime(2)	861	854	847
Hydroelectric—Special regime	12	12	5

Total hydroelectric	873	866	852
Thermal:
Coal	10,491	10,356	11,164
Natural Gas	1,546	1,961	2,109
Nuclear(3)	1,257	1,237	1,252
Cogeneration	87	129	212

Total thermal	13,381	13,683	14,737
Wind(4)	35	272	523
Biomass	12	15	20
Waste	86	198	387

Total	14,387	15,035	16,519
Hydroelectric coefficient(5)	1.07	1.08	1.01

(1)	Generation figures do not reflect the generation of plants owned by companies that are consolidated by HidroCantábrico using the equity method of consolidation.
(2)	Includes the following amounts generated by hydroelectric pumping: 89 GWh in 2003, 76 GWh in 2004 and 122.5 GWh in 2005.
(3)	Corresponding to 15.5% of Trillo’s generation.
(4)	Wind figures do not include DESA, the company bought by Neo Energia in December 2005.
(5)	The hydroelectric coefficient varies based on the hydrological conditions in a given year. A hydroelectric coefficient of one corresponds to an average year, a factor less than one corresponds to a dry year and a hydroelectric coefficient greater than one corresponds to a wet year.

The average availability for production of HidroCantábrico’s power plants decreased from 95.4% in 2004 to 94.7% in 2005 for thermal plants and increased from 96.4% in 2004 to 96.6% in 2005 for hydroelectric plants. HidroCantábrico’s forced outages in 2005 were 3.93% for thermal plants and 0.40% for hydroelectric plants.

The table below sets out for each type of HidroCantábrico generating facility the average capacity utilization and the average availability factor for 2003, 2004 and 2005.

	Average capacity utilization (1) Year ended December 31,			Average availability factor Year ended December 31,
Type of Facility	2003	2004	2005	2003	2004	2005
Hydroelectric	23.1%	22.8%	22.7%	87.7%	96.4%	96.6%
Thermal:
Coal	78.8%	77.7%	84.0%	95.7%	95.0%	94.0%
Natural gas(2)	46.6%	58.8%	62.5%	96.3%	98.4%	97.6%
Nuclear	93.0%	91.0%	92.7%	93.9%	92.2%	93.3%

Total weighted average thermal(3)	74.0%	75.2%	80.7%	95.7%	95.4%	94.7%

(1)	The average capacity utilization is defined as actual production as a percentage of theoretical maximum production.
(2)	HidroCantábrico’s natural gas fueled CCGT plant began operations in 2002.
(3)	Weighted average is based on total installed capacity of the thermal system.

Similar to 2004, the availability and efficiency of HidroCantábrico power plants was high, leading to a 6.7% increase in generation in 2005. The new Castejón plant had an average availability factor of 97.6%. HidroCantábrico had maintenance outages at its Soto 2 and Castejón power plants in 2005, as well as a refueling outage in the Trillo nuclear power plant. HidroCantábrico’s generation facilities benefited from several environmental improvements and equipment upgrades.

Thermal generation consumed 4,102 thousand metric tons of coal in 2005, of which 81.2% was imported and 18.8% was domestic. Fuel consumption costs including transportation amounted to €323 million in 2005 and €293 million in 2004. HidroCantábrico’s fuel costs increased in 2005. The increase in the price of imported coal was mainly due to strong demand in China and India, while the cost of natural gas was influenced by the increase in the price of oil and its derivatives during 2005 due to the rising costs for coal and natural gas. Oil prices have risen steadily due to the growing demand for fuel worldwide, the continuing Iraq conflict, political instability in producing countries (Venezuela, Nigeria) and restrictions on production, refinery and transmission capacity.

In 2005, capital expenditures on generating facilities amounted to €238 million, an increase of 8.0% from 2004. These expenditures are set forth below.

	Year ended December 31,
Plant type and status	2003	2004	2005
	(thousands of EUR)
Hydroelectric plants in operation	2,107	943	1,175
Thermal plants in operation	20,151	32,170	57,254
Special regime:(1)
Hydroelectric plants in operation	0	0	3
Wind	49,047	140,685	176,371
Waste	3,500	10,530	2,937
Biomass	350	10,905	0
Cogeneration facilities	18,720	5,880	0

Total Generation	93,875	201,113	237,740

(1)	Data corresponding to Neo Energia, a 42% owned subsidiary of HidroCantábrico as of December 31, 2005, and Genesa, an 80%-owned subsidiary of HidroCantábrico as of December 31, 2003 and 2004, represents 100% of capital expenditures.

HidroCantábrico is planning to develop five CCGT plants as set forth in the table below.

Type of Facility	Type of generation	Developing entity	Planned capacity (MW)	Target year	Status
Soto 4 and Soto 5	CCGT	HidroCantábrico	2 x 400	2008-2009	Licensing Process
Castejón 2	CCGT	Elerebro	400	2007	Under Construction
Aboño 3	CCGT	HidroCantábrico	3 x 400	2010-2012	Licensing Process
Alange	CCGT	HidroCantábrico	2 x 400	2010	Licensing Process
Barajas de Melo	CCGT	HidroCantábrico	2 x 400	2012	Licensing Process

(1)	At the end of 2005, HidroCantábrico signed a contract with Alstom, the leading gas turbine manufacturer, for the construction of Castejón 2 and Soto 4.

HidroCantábrico is currently analyzing other locations for new power plants.

Competition

HidroCantábrico competes with other generators in the wholesale electricity market. The wholesale market was characterized by three very different periods in 2005: January through May, June through August and September through December. In the first five months of 2005, the final prices were higher than those in 2004: €54.5 per MWh in 2005 compared to €31.39 per MWh for the same period in 2004. In the summer period, prices rose to €73.6 per MWh compared to €35.47 per MWh for the same period in 2004. In the last 4 months of 2005 prices remained high at €66.38 per MWh compared to €40.81 per MWh in the same period in 2004. Altogether, the final marginal pool price in 2005 was €62.04 per MWh, which represented a 74.0% increase compared to €35.65 per MWh in 2004. HidroCantábrico’s market share in the Spanish pool was approximately 7.1% in 2005, up from 7.4% in 2004. Including special regime and energy imports, the market share was 6.8% in 2005 and 6.9% in 2004.

This overall price increase in 2005 was caused by the increase in fuel costs, especially oil and gas, reduced hydro availability resulting from a drought, a decrease in nuclear production, the growing demand for electricity and the expenses associated with the CO2 emission rights deficit that began in 2005.

Research and development

Research and development activities carried out in 2005 were aimed at the reduction of emissions, treatment of by-products, maintenance and the extension of equipment life at various plants. They were conducted in coordination with various universities and industry groups and were partially subsidized by the Spanish government and EU entities.

RENEWABLE ENERGY

HISTORY AND OVERVIEW

In 2005, we were the fourth largest renewable energy operator in Iberia, with a total installed capacity at year-end of 1,270 MW, primarily through Neo Energia, which operates most of our special regime assets in Spain, through its subsidiaries Genesa and DESA, and all our wind energy assets in Portugal, through its subsidiary Enernova. We formed Neo Energia in 2005 and began consolidating our renewable energy business into it to take advantage of business development and growth opportunities in the Iberian and international renewable energy markets and to increase business efficiency, both through improved operations and effective synergy capture. The objective was to create an effective and consistent platform designed to promote growth of a business that presents significant potential for future value creation. Two EDP Group companies, Enernova, a 100% subsidiary of EDP, S.A. and Genesa, a 80% subsidiary of HidroCantábrico, operating in Portugal and Spain, respectively, were consolidated into Neo Energia.

Neo Energia today participates in wind, hydroelectric, biomass, waste and cogeneration in both Portugal and Spain with a total installed capacity of 1,084 MW as of December 31, 2005, of which 808 MW is fully consolidated. Additionally, we hold 65.9 MW of special regime hydroelectric power plants and 111.1 MW of cogeneration plants in Portugal. We also hold 9 MW of a biomass power plant in Portugal through a joint venture with Celulose do Caima, SGPS, S.A., a company that focuses its activity on forestry management and production, and paper pulp production and supply.

Neo Energia has also been defining a strategy to capture opportunities in the international wind energy market, and has acquired three ready-to-build wind farm projects in France. Neo Energia has also been promoting opportunities related to solar and wave energy technology. Neo Energia believes that solar power is one of the most promising and mature new technologies, and that it can provide significant expertise to the promotion and operations of a solar power business.

In 2005, Neo Energia was active in the construction and promotion of wind farms for its own portfolio as well as in the acquisition of third party companies with wind farm licenses or wind farms in construction or operation. Five major acquisitions made by Neo Energia in 2005 are:

•	Agreement for the acquisition of five Tecneira – Tecnologias Energéticas, S.A., or Tecneira, subsidiaries that are developers of wind farms in Portugal. The operation comprises a portfolio of 120.7 MW, of which 48.3 MW corresponds to existing installed capacity and 72.4 MW accounts for projects either under construction or at an earlier stage of development. Of these, 33.1 MW are expected to start operations during 2006 and 39.3 MW to be fully operational in the beginning of 2007. We have completed the acquisition of two of the five, which have a combined installed capacity of 48.3 MW. In accordance with the purchase agreement, we will complete each of the remaining subsidiaries upon the start of operations of their wind farms, subject to the conditions set forth in the purchase agreement.

•	Acquisition of the Ortiga and Safra wind farms formerly owned by the companies Energía y Recursos Ambientales, S.A. and Vendaval Promociones Eólicas, S.A. This operation comprises two wind projects under development with a total capacity of 53.4 MW, which are expected to entry into service during 2006.

•	Acquisition of Nuon España from Nuon International Renewables Projects B.V. Nuon España participates in the renewable energy sector in the Spanish market and has a portfolio of wind farm projects with a total capacity of 1,407 MW, out of which 221 MW are fully operational and 1,186 MW are in different stages of development. The wind farms are located in Galicia, Aragon, Andalusia and the Canary Islands and comprise assets with an average number of wind hours of 2,650 hours per year, above the average for the sector in Spain, which stands at 2,350 hours per year.

•	Acquisition of three wind farms in Bretagne, France – Le Gollot (10.4 MW), Keranfouler (9.1 MW) and Plouvien (10.4 MW) – from Nuon France Holding SAS. The three wind farms, with a total capacity of 30.0 MW, are expected to work, an average number of wind hours of 2,250 hours per year. These projects will require an additional €32 million investment and are fully licensed. Construction of Le Gollot and Keranfouler began in the first quarter of 2006 and these wind farms are expected to be fully operational before the end of 2006. Plouvien is expected to be fully operational before the end of 2007.

•	Acquisition of Investigación Y Desarollo de Energías Renovables S.L., or Ider, whose operations consist of four wind farms currently under construction totaling 114 MW located in the Spanish region of León. These wind farms are expected to be fully operational before the end of 2007 and to have an average number of wind hours of 2,250 hours per year.

In 2005, Neo Energia, through its subsidiary Enernova, worked within a consortium composed of three additional wind promoters, Grupo GENERG, Endesa and TP – Térmica Portuguesa and a industrial partner, Enercon, to prepare a binding offer for the Portuguese Tender Process for 1,000 MW of new wind capacity for 2009-2012. The auction for this new capacity was launched by DGGE on July 28, 2005 and the consortium submitted its proposal on March 1, 2006.

The table below presents the aggregated installed capacity and capacity under construction of Neo Energia as of December 31, 2005:

	As of December 31,
Type of facility	2003	2004	2005
	(MW)(1)
Hydroelectric—Special regime	3	3	3
Wind	146	359	690	(2)
Biomass	3	7	7
Cogeneration	24	41	39
Waste	33	68	69

Total	209	478	808

(1)	Capacity figures do not reflect the capacity of plants owned by associated companies.
(2)	Includes 224 MW from Desa and 48.3 MW from Tecneira, acquired at year end.

The following map displays Neo Energia’s wind farms in Iberia as of May 2006:

Asturias
108.0 MW
64.7 MW
112.5 MW
Galicia
Cantabria
país Vasco
Navarra
19.5 MW
40.3 MW
192.1 MW
La Rioja
Castilla-León
135.8 MW
Cataluña
73.5 MW
Aragón
Portugal
Madrid
145.2 MW
195.6 MW
Extremadura
Castilla-La Mancha
comunidad Valenciana
islas Baleares
224.6 MW
89.0 MW
81.0 MW
18.0 MW
Andalucía
Murcia
islas Canarias
26.1 MW
WINDFARMS IN OPERATION
SPAIN 807,7 MW
PORTUGAL 224.6 MW
WINDFARMS UNDER CONSTRUCTION
SPAIN 328.7 MW
PORTUGAL 145.2 MW
FRANCE 19.5 MW

Neo Energia currently plans to develop 1,786 MW of wind farms in the period 2006-2008. As of May 2006, wind farms representing 83 MW are already in operation and 494 MW are currently under construction.

Wind energy production is dependent upon weather conditions. In years of less wind hours or wind speed, less wind energy is generated and the PES in Portugal depends on increased thermal production. Nevertheless, based on historical data the annual volatility of the wind ranges from 5% to 10%, and in the long term there are not significant variations. For forecasting purposes, the market practice consists of using an average number of wind hours estimate.

Before the construction of a wind farm, an audit of the conditions of the site is performed for wind forecast purposes and to determine the equipment that most suits the location. Wind turbine suppliers estimate a useful life between 20 and 25 years for their equipment. The life of the equipment is the most important factor to determine the life of the wind farm as licenses are not consumable. Land rights usually extend from 25 to 35 years and therefore do not affect the estimated useful life of the wind farms.

In order to provide incentives for the production of renewable energy sources, renewable generators have dispatch priority over conventional generation in Portugal and Spain.

PORTUGAL

Neo Energia develops wind farms in Portugal through Enernova, which has the responsibility for the development and promotion of renewable energy in Portugal. Its first wind facility commenced operation in 1996. Enernova had a combined installed capacity of 151 MW in 2005 contributing to revenues and 212.9 MW of gross capacity, including wind farms bought from Tecneira.

The following table sets forth our wind capacity and net electricity production from wind farms in Portugal at year-end for the years 2001 through 2005.

	As of December 31,
	2001	2002	2003	2004	2005
Installed capacity (MW)(1)	41	41	65	136	151
Net electricity production (GWh)(1)(2)	90	113	128	237	348

(1)	Does not include wind farms bought from Tecneira and the capacity of plants owned by associated companies.
(2)	Excluding internal losses and consumption of the plants.

The following table identifies our wind farm facilities in operation at year-end 2005 although the wind farms acquired from Tecneira are included even though they were formally transferred to Enernova in March 2006.

Facility	Gross Capacity (MW)(1)	Type of Generation	Year entered into service	Direct and Indirect Shareholding
Fonte da Mesa	10.20	Wind	Pre-2003	100%
Pena Suar	10.00	Wind	Pre-2003	100%
Cabeço da Rainha	10.20	Wind	Pre-2003	100%
Cadafaz	10.20	Wind	Pre-2003	100%
Serra do Barroso expansion	18.00	Wind	2003	70%
Cabeço da Rainha expansion	6.00	Wind	2003	100%
Bolores(2)	5.20	Wind	2003	100%
Fonte da Quelha	12.00	Wind	2004	100%
Alto do Talefe	12.00	Wind	2004	100%
Padrela/Soutelo	7.50	Wind	2004	80%
Vila Nova	20.00	Wind	2004	100%
Açor	20.00	Wind	2004	100%
Mosteiro(2)	9.10	Wind	2004	100%
Amaral 1(2)	8.00	Wind	2004	100%
Alagoa de Cima(3)	13.50	Wind	2005	40%
Vila Nova expansion	6.00	Wind	2005	100%
Fonte da Quelha and Alto do Talefe expansion	3.00	Wind	2005	100%
Pena Suar expansion	6.00	Wind	2005	100%
Caldas 1(2)	10.00	Wind	2005	100%
Fanhões 1(2)	12.00	Wind	2005	100%
Amaral 1 – 2nd phase(2)	2.00	Wind	2005	100%
Fanhões 2 – 1st phase(2)	2.00	Wind	2005	100%

Total	212.90

(1)	Includes the capacity of plants owned by companies that are consolidated through the equity method of consolidation
(2)	Acquired from Tecneira and transferred to Enernova in March 2006.
(3)	Reflects 40% of total capacity corresponding to our 40% ownership interest.

New projects are in progress, some of which are under construction and others are in licensing or development. The table below shows wind farms under construction as of December 31, 2005:

Facility	Planned Capacity (MW)	Type of Generation	Target Year	Current Status
Ortiga	11.69	Wind	2006	Construction
Fanhões 2 – 2nd phase(1)	2.00	Wind	2006	3rd party Construction
Madrinha	10.00	Wind	2006	Construction
Safra – 1st phase	26.72	Wind	2006	Construction
Pó(1)	9.10	Wind	2006	3rd party Construction
Sobral 2(1)	10.00	Wind	2006	3rd party Construction
Arruda 1(1)	6.00	Wind	2006	3rd party Construction
Serra D’El Rei	21.71	Wind	2006	Construction
Abogalheria	3.34	Wind	2006	Construction
Serra de Alvoça	20.00	Wind	2006	Construction

Total	120.56

(1)	These wind farms are being constructed by Tecneira and will be transferred to Enernova upon completion.

Neo Energia expects an additional gross capacity in Portugal of 380 MW in the period 2006-2008.

Capital Expenditures

In 2005, our capital expenditures in technical costs on wind farms in Portugal was €46.0 million, not including wind farms acquired from Tecneira and transferred to Enernova in March 2006. In 2004, our capital expenditures in technical costs on wind farms in Portugal was €53.7 million, compared with €38.4 million in 2003, €11.2 million in 2002, and €6.5 million in 2001.

SPAIN

Special regime generation in Spain was previously developed by HidroCantábrico through Genesa I, an 80%-owned subsidiary. In February 2006, Genesa was integrated into Neo Energia, with the objective of providing a basis for stable and sustained development focusing on the promotion, operation and management of renewable energy sources in Iberia. In December 2005, Neo Energia also bought DESA, which added an additional growth platform for the Spanish business.

The following table sets forth Neo Energia’s renewable installed capacity in Spain by type of facility at year-end 2003, 2004 and 2005.

	As of December 31,
Type of facility	2003	2004	2005
	(MW)(1)
Hydroelectric—Special regime	3	3	3
Wind	81	223	490	(2)
Biomass	3	7	7
Cogeneration	24	41	39
Waste	33	68	69

Total	144	342	608

(1)	Capacity figures do not reflect the capacity of plants owned by associated companies.
(2)	Including 224 MW from DESA.

The following table summarizes Neo Energia’s renewable electricity generation in Spain for 2003, 2004 and 2005.

	As of December 31,
Type of facility	2003	2004	2005
	(GWh)(1)(2)
Hydroelectric—Special regime	12	12	5
Wind	35	272	523	(3)
Biomass	12	15	20
Cogeneration	87	129	212
Waste	86	198	364

Total	232	626	1,124

(1)	Generation figures do not reflect the generation of plants owned by associated companies.
(2)	Excluding losses and our own or ancillary consumption
(3)	Generation figures do not include the 2005 generation of DESA´s plants (558 GWh).

The following table identifies the facilities in operation at December 31, 2005. The table sets forth the full capacity of plants owned by Neo Energia’s companies in Spain.

Facility	Gross Capacity (MW)	Type of Generation	Year entered into service	Neo Energia Direct and Indirect Shareholding
EITO Bio	3.20	Biomass	2001	72%
Uniarte – Uniener	3.58	Biomass	2004	80%
Cog La Espina	2.24	Cogeneration	1995	40%
Cogeneración y mantenimiento	7.94	Cogeneration	1995	40%
Enercem	1.99	Cogeneration	1995	16%
Proenercam	2.04	Cogeneration	1995	40%
Cogeneración del Esla	5.83	Cogeneration	2001	72%
EITO Cogeneración Energía e Industria de Toledo	10.86	Cogeneration	2001	72%
CTI Cerámica Térmica de Illescas	3.12	Cogeneration	2002	72%
Renovamed	1.54	Cogeneration	2002	60%
Mazarrón	6.21	Cogeneration	2004	72%
Nestlé Sevares	5.48	Cogeneration	2004	80%
HidroAstur	8.65	Hydroelectric	1987	20%
Fuentehermosa	0.37	Hydroelectric	1992	72%
Gormaz	0.45	Hydroelectric	1995	60%
Rumblar	2.00	Hydroelectric	1998	64%
Intever	16.32	Waste	2000	80%
Sinova	16.32	Waste	2003	67%
Lorca (Sierra Tercia)	16.32	Waste	2004	70%
Sidergas	20.40	Waste	2004	80%
P.E. Juan Grande	20.10	Wind	1996	45%
P.E. Enix	13.20	Wind	1997	4%
P.E. Sierra Madero	28.71	Wind	1998	34%
P.E. Estrecho	30.00	Wind	1998	100%
P.E. Décor	18.30	Wind	2000	95%
P.E. Altos del Voltoya I	55.44	Wind	2000	25%
P.E. Buena Vista e Llanos de Esquina	13.75	Wind	2001	100%
P.E. Monte de las Navas	48.84	Wind	2002	4%
P.E. Sierra Cortado	18.48	Wind	2003	34%
P.E. Dega	24.00	Wind	2003	97%
P.E. Arlanzón	34.00	Wind	2003	62%
P.E. Cantábrico I (Cuesta, Lagos)	46.68	Wind	2003	80%
P.E. Altos del Voltoya II	6.60	Wind	2004	25%
P.E. Cantábrico II (Acebo)	17.82	Wind	2004	80%
P.E. Santa Quiteria	36.00	Wind	2004	58%
P.E. Monseivane y La Celaya	70.20	Wind	2004	100%
P.E. Campollano	124.10	Wind	2004	60%
P.E. La Sotonera	18.90	Wind	2005	55%
P.E. Rabosera	31.35	Wind	2005	95%
P.E. Pesur	30.00	Wind	2002	17%
P.E. Las Lomillas	49.50	Wind	2005	40%

Total	870.83

New projects are in progress, some of which are under construction and others are in licensing or development. The table below shows wind farms under construction at the beginning of the year.

Facility	Planned Capacity (MW)	Type of Generation	Target Year	Current Status
P.E. Brújula	73.50	Wind	2006	Construction
P.E. Boquerón	21.80	Wind	2006	Construction
P.E. Belchite	49.50	Wind	2006	Construction
P.E. Hoya Gonzalo	49.50	Wind	2006	Construction

Total	194.30

Neo Energia expects an additional gross capacity in Spain of 1,397 MW in the period 2006-2008.

Capital Expenditures

In 2005, capital expenditures on renewable energy in Spain amounted to approximately €133.2 million, as set forth below.

	Year ended December 31,
Plant type and status	2003	2004	2005 (1)
	(thousands of EUR)
Hydroelectric – Special Regime	0	0	0
Wind	49,047	140,685	130,290
Waste	3,500	10,530	2,870
Cogeneration facilities	18,720	5,880	0
Biomass	350	10,905	0

Total Generation	71,617	168,000	133,160

(1)	Does not include DESA, acquired at year end.

RENEWABLE ENERGY OUTSIDE IBERIA

The acquisition of three wind farms in France in 2005, amounting to a capital expenditure of approximately €4.4 million, represents the first step of Neo Energia’s international expansion. By the end of 2010, Neo Energia expects an additional 500 MW of installed capacity to be developed in other European markets outside Iberia.

The following table presents the wind farms under construction outside of Iberia:

Facility	Planned Capacity (MW)	Country	Type of Generation	Target Year	Current Status
P.E. Le Gollot	10.4	France	Wind	2006	Construction
P.E. Keranfouler	9.1	France	Wind	2006	Construction
P.E. Plouvien	10.4	France	Wind	2006	Promotion

Total	29.9

DISTRIBUTION AND REGULATED SUPPLY

PORTUGAL

Electricity distribution in Portugal is a regulated business and involves the transfer of electricity from the transmission system, its delivery across a distribution system to regulated consumers and Qualifying Consumers, meter reading, installation, and supply to regulated consumers. The local electricity distribution function in mainland Portugal is carried out almost exclusively by EDPD. Through fourteen network distribution areas, EDP distributed electricity to approximately 5,907,000 consumers in 2005, out of a total of approximately 5,935,000 according to the DGGE. This amounted to 43,785 GWh, of which 9,621 GWh was distributed to Qualifying Consumers. As of December 31, 2005, EDPD had 4,613 employees.

Under Portuguese law, distribution of high-voltage electricity, greater than 45kV and less than 110kV, and medium-voltage electricity, greater than 1kV and less than or equal to 45kV, is regulated by DGGE through the issuance of a binding license with no time limitation. EDPD holds high- and medium-voltage electricity licenses, which were obtained in 2000. Distribution of low-voltage electricity is regulated through 20-year municipal concession agreements with municipal councils. EDPD pays rent to each municipality as required by law.

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

The authorized area of EDPD covers all of mainland Portugal. As of December 31, 2005, EDPD’s distribution lines spanned a total of approximately 205,327 kilometers. The only distribution lines in Portugal not owned by EDPD are those of auto producers and small cooperatives, which own their own lines. The following table sets forth the kilometers of EDPD’s distribution lines, by voltage level, at December 31, 2005.

Distribution lines	Km
Overhead lines:
High-voltage (60/130kV)	7,632
Medium-voltage (6/10/15/30kV)	55,240
Low-voltage (<1kV)	100,380

Total overhead lines	163,252
Underground cables:
High-voltage (60/130kV)	420
Medium-voltage (6/10/15/30kV)	13,045
Low-voltage (1kV)	28,610

Total underground cables	42,075

Total	205,327
Customers and sales

EDPD distributes electricity to approximately 5.9 million customers. Approximately 69% of electricity consumption in 2005 was along the coast, with approximately 18.7% in the Lisbon metropolitan region and 13.4% in the Oporto metropolitan region. EDPD classifies its customers by voltage level of electricity consumed. The following chart shows the number of customers as of December 31, 2005, according to level of voltage contracted, and indicates whether such customers are binding customers supplied by EDPD or Qualifying Consumers to which EDPD distributes electricity on behalf of suppliers in the IES.

	Year ended December 31, 2005
Customers by voltage level	Binding customers	Qualifying consumers	Total
High and very high-voltage(1)	173	18	191
Medium-voltage(2)	16,600	5,124	21,724
Special low-voltage(3)	22,036	8,084	30,120
Low-voltage(4)	5,855,330	0	5,855,330

Total	5,894,139	13,226	5,907,365

(1)	High-voltage is greater than 45 kV and less than or equal to 110 kV. Very high-voltage is greater than 110 kV.
(2)	Medium-voltage is greater than or equal to 1 kV and less than or equal to 45 kV.
(3)	Special low-voltage consumers have subscribed demands above 41.4 kW and voltage levels below 1 kV. Special low-voltage customers are primarily small industrial and commercial customers.
(4)	Low-voltage is less than 1 kV.

EDPD has experienced increased demand over the past five years in all electricity voltage levels. Considering overall demand on EDPD’s distribution network, both from customers in the Binding Sector and Qualifying Consumers, consumption has grown at an average annual growth rate of 5% from December 31, 2001 to December 31, 2005. The highest average annual growth rate during this period, 10.4%, was in demand from very high- and high-voltage customers. These voltage levels experienced a 17.5% increase in demand in 2005 due to a higher demand on the distribution grid from auto producers. Under current regulations, auto producers may purchase electricity at a price below that at which they may sell it to the National Electricity System. As a consequence, auto producers have increased their demand on the distribution grid. Demand by medium-voltage levels increased from 11,702 GWh in 2001 to 13,580 GWh in 2005, representing average annual growth of 3.8%.

Following the gradual decrease of the eligibility threshold between 2001 and 2005, more electricity distributed through EDPD’s network corresponds to consumption by medium-voltage qualifying consumers. As a result, electricity demand by medium-voltage binding consumers decreased from 11,358 GWh in 2001 to 5,091 GWh in 2005, whereas electricity demand by medium-voltage qualifying consumers increased from 344 GWh in 2001 to 8,489 GWh in 2005. Consumption by low-voltage binding customers, typically residential and services, increased from 18,823 GWh in 2001 to 21,360 GWh in 2005, representing average annual growth of 3.2%. This growth is slightly lower than that in total low voltage (4.3% per annum) as 951 GWh were consumed by large low-voltage qualifying consumers. The growth in low-voltage consumption during this period resulted from the increase in the number of low-voltage customers from approximately 5.8 million to approximately 5.9 million, as well as an increase in annual consumption per consumer.

The following table shows electricity distributed in each of the last five years by type of consumer.

	Year ended December 31,
Electricity distributed	2001	2002	2003	2004	2005
	(GWh)
Very high-voltage and high-voltage:
Binding customers	4,259	4,271	4,795	5,562	6,413
Qualifying consumers	176	182	114	49	182

Total very high-voltage and high-voltage	4,435	4,453	4,909	5,611	6,595
Medium-voltage:
Binding customers	11,358	11,198	8,600	6,506	5,091
Qualifying consumers	344	776	3,934	6,680	8,489

Total medium-voltage	11,702	11,974	12,534	13,187	13,580
Low-voltage:
Binding customers	18,823	19,424	20,346	21,267	21,360
Qualifying consumers	0	0	0	33	951

Total Low-voltage	18,823	19,424	20,346	21,300	22,311
Public lighting	1,065	1,080	1,167	1,218	1,299

Total	36,025	36,931	38,955	41,315	43,785

On a revenue basis, our Portuguese electricity sales grew from €3,219 million in 2001 to €3,738 million in 2005. The most significant increase in sales has been related to low-voltage customers (typically residential and services), to whom sales increased from €2,194 million in 2001 to €2,718 million in 2005. Recent growth in revenue from electricity sales was due to expansion in consumption and average tariff increases set by ERSE of 2.3% in 2005 and 2.1% in 2004. Furthermore, revenue from electricity sales was also influenced by the tariff adjustment, as discussed below. The following table shows EDPD’s total domestic sales of electricity to binding customers by level of voltage required, as well as revenues from the use of distribution network, charged to Qualifying Consumers for the periods indicated.

	Year ended December 31,
Electricity sales by voltage	2001	2002	2003	2004	2005
	(thousands of EUR)
Very high-voltage and high-voltage	165,957	167,827	186,467	228,939	288,389
Medium-voltage	772,357	783,388	615,394	487,807	417,273
Low-voltage	2,194,035	2,335,135	2,500,380	2,664,809	2,718,469
Public lighting	83,918	86,614	95,731	101,991	92,959

Total binding customers	3,216,267	3,372,964	3,397,972	3,483,546	3,517,090
Qualifying Consumers	2,788	12,939	70,485	126,647	220,534

Tariffs are fixed by ERSE in advance for each year and are based in part on estimated data for variables such as demand and cost. If there are differences between the estimated data and the data actually experienced during the period, adjustments will be made to the tariff in a subsequent period to account for these differences. The tariff adjustment reflects our estimate of the amount that will be applied in fixing tariffs in subsequent periods as a result of these differences.

The number of distribution customers per distribution employee is an important measure for EDPD. In the period from 2001 through 2005, the number of customers per employee increased from 771 to 1,281.

Purchases of electricity

EDPD still purchases all of its electricity in the Binding Sector from REN. ERSE established a limit on purchases of electricity by EDPD from the Non-Binding Sector at 8% for the 2002-2004 and 2005 regulatory periods. In the past, EDPD purchased less than 8% of its total energy from suppliers in the Non-Binding Sector and abroad. REN must purchase, and EDPD must purchase from REN, all electricity supplied by Other Independent Producers. The cost of purchased electricity is passed through to customers in accordance with the regulated tariff system and is not a determining factor in EDPD’s results. However, in the ERSE regulatory revision of August 2005, it was established that once the PPAs are terminated early, the regulated supplier EDPD must assure the purchases of electricity to supply the respective demand, which purchase might be made in the organized spot and futures markets or through bilateral contracts.

The following table presents the electricity purchases of EDPD:

	Year ended December 31,
Electricity Purchases	2001	2002	2003	2004	2005
	(GWh)
From Binding Sector generation	35,282	34,801	32,307	30,342	29,961
From Other Independent Producers	2,552	2,817	3,694	4,482	6,314
From the Non-Binding Sector	891	1,354	2,044	2,933	902

Total	38,726	38,972	38,046	37,757	37,178

Distribution losses

EDPD experiences technical losses of electricity which are associated with the normal use of its network and, to a far lesser extent, commercial losses of electricity due primarily to gaps between estimated meter readings and actual levels of consumption, which are usually recovered in subsequent years, with the exception of losses due to stolen energy and faulty meters. The losses are within the normal range for the types of networks employed.

The following table sets forth data regarding the losses of EDPD in absolute terms and as a percentage of demand, as well as EDP’s own uses of energy for the periods indicated.

	Year ended December 31,
	2001	2002	2003	2004	2005
	(in GWh, except percentages)
Demand on the distribution network	39,263	39,965	42,261	44,808	47,268
Own uses of energy	22	20	33	29	25
Distribution losses	3,183	3,008	3,259	3,451	3,437
Distribution losses/demand on the distribution network	8.1%	7.5%	7.7%	7.7%	7.3%

Service interruption

We did not experience, and we do not currently expect to experience, any interruptions to our generation and distribution activities that were or might be material to our consolidated financial condition. We cannot assure you, however, that we will be able to foresee any interruptions or that interruptions will not occur.

In Portugal, the equivalent interruption time, or EIT, of our medium voltage grid dropped to 184 minutes in 2005 from 215 minutes in 2004, which represented a 14% improvement, as a result of our investments in the distribution grid and in quality of service. In 2004, we had already achieved a 155-minute improvement compared to 2003, which represented a 42% improvement. Approximately 29 minutes of the 370 minutes measured in 2003 were related to the wildfires that took place in Portugal.

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

EDPD’s total 2005 capital expenditures in technical costs amounted to €404.6 million, of which approximately 3% were expenditures on “non-specific” administrative, technical and commercial systems and corresponding technology support infrastructure, including an installment payment of approximately €3.7 million for the acquisition of an information technology system from Edinfor. EDPD’s capital expenditures in technical costs in distribution totaled €388.1 million in 2004, €334.5 million in 2003, €379.0 million in 2002 and €260.4 million in 2001. These amounts also included amounts paid by customer contributions in cash, but did not include assets in kind contributed by customers. These in kind contributions amounted to €71.2 million in 2005, €70.4 million in 2004, €61.0 million in 2003, €54.1 million in 2002 and €69.5 million in 2001. New customers are required by current regulation to make a contribution, in cash or in kind, for connections based on factors such as the type of voltage, the amount of power to be supplied, and distance to the network. In 2005, total customer contributions, and certain amounts contributed for infrastructure improvements, amounted to approximately €150 million.

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

In addition, the tariff structure has been designed to promote the rational use of electricity by basing tariffs on marginal costs, which may vary by time of day or season. Large consumers with a capability to reduce demand are offered an interruptible tariff rate, which results in a discount to the consumer and helps to reduce demand at peak times.

Competition

Until 1988, we had a monopoly in the generation, transmission and distribution of electricity in Portugal, although a very small number of municipalities distributed low-voltage electricity to consumers. Since 1988, measures have been taken to encourage limited competition in power generation in Portugal. In 1999, ERSE implemented measures to encourage competition in the supply of electricity in Portugal. For more information on these measures, you should read “—Electricity System Overview.” In addition, as a result of political and regulatory developments, especially within the context of the creation of MIBEL, we are facing and expect increased competition from Spanish electricity companies.

In December 2005, five qualified suppliers were authorized to operate in the Portuguese Non-Binding Sector, four of which are Spanish companies: Endesa Energia, S.A., Iberdrola, S.A., Union Fenosa Comercial, and Sodesa—Comercialização de Energia, S.A., and EnelViesgo, an Italian company. See “—The Iberian Energy Market” and “—Spain—Business System Overview.”

As of May 15, 2003, all Eligible Consumers may automatically become Qualifying Consumers. In 2005, the total number of Qualifying Consumers represented approximately 21% of demand in mainland Portugal in terms of volume.

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

Tariffs

The prices we charge for electricity are subject to extensive regulation under a tariff regime that was revised in 1998, causing significant price reductions. In December 1998, ERSE implemented a new tariff regulatory code to be applied in mainland Portugal, establishing a periodic definition of regulatory parameters for allowed revenues and a methodology for setting tariffs. Since 1999 (the first year ERSE published tariffs), prices are set annually according to a series of formulas that are derived from what is deemed to be an appropriate return on assets in transmission, a return fixed by price cap in distribution and supply activities, up to 2001. From 2002 onwards, we have a return on assets and agreed costs in commercialization, i.e., the activity of supply, measurement and billing of energy sales to final clients.

Generation revenues arising from power sold by EDPP in the Binding Sector under PPAs allow these plants to achieve a return on assets of 8.5% in real terms. For more information on the PPAs, you should read “—Generation.” The price of electricity in each PPA consists of the capacity and energy charges, which account for 95% of PPA costs, together with costs associated with imports, auto production and generation facilities. The capacity and energy charges have been, and continue to be, passed through to the final tariff paid by customers in the PES.

Transmission revenues changed from the 1999-2001 regulatory period to the 2002-2004 regulatory period. The transmission component of the tariff is calculated annually by ERSE to cover operating and maintenance expenses of the national transmission grid as well as to provide to REN a return on assets in the 2002-2004 regulatory period of 9% in nominal terms, excluding the remuneration of the land used for generation sites owned by REN. During the 1999-2001 regulatory period, an 8.5% return on assets figure was used, and for the 2005 regulatory period, REN was provided with a return on assets of 8%. The rate of return for the 2006-2008 regulatory period is 7%.

For the 2002-2004, 2005 and 2006-2008 regulatory periods, ERSE considered the distribution function to consist of three business areas, which could in the future be liberalized at different times and be subject to different tariff regulatory regimes: use of the distribution network, network commercialization services and commercialization of supply in the Binding Sector. The use of the distribution network area involves activities relating to investments in and the operation of the distribution grid. Tariffs applicable to the use of the distribution network are based on a price cap mechanism designed to reduce distribution tariffs on an annual basis by an average over the three years of the regulatory period, a percentage equal to the Portuguese Consumer Price Index, minus a percentage referred to as the “efficiency coefficient.” The efficiency coefficient was approximately 5% for the 1999-2001 regulatory period and approximately 7% for the 2002-2004 regulatory period. There was no efficiency coefficient for the 2005 regulatory period as it was a one-year period without additional years within the period for purposes of comparison. For the 2006-2008 regulatory period, the efficiency coefficient is approximately 4%. The network commercialization area consists of activities related to meter installation, reading and the billing of all services associated with the use of the distribution network. The commercialization of supply in the PES consists of activities directly relating to the final consumer, such as customer service, billing of final consumers in the PES and collecting payments from consumers. The tariff applicable to the network commercialization services and commercialization of supply in the PES area is based on costs accepted by ERSE plus a 9% return on assets for the 2002-2004 regulatory period and an 8.5% return on assets for the 2005 regulatory period. In light of the expected new legal framework for the Portuguese electricity system, the termination of the PPAs and the commencement of MIBEL, ERSE determined that the 2005 regulatory period should be transitory and have a one-year duration. The rate of return for the 2006-2008 regulatory period is 8%.

Tariffs are set according to estimated data for variables such as cost and demand. Each tariff formula incorporates an annual adjustment mechanism that operates with a two year time lag and is intended to adjust for differences between amounts recorded as revenue and the revenue level permitted by the tariff when applied to actual operational data. The “tariff adjustment” in our consolidated financial statements reflects our estimate of the amount that will be applied in fixing tariffs in subsequent periods as a result of differences between estimated and actual data. For more information on the tariff adjustment, you should read “—Distribution and Regulated Supply—Customers and sales.” “Item 5. Operating and Financial Review and Prospects” and notes 2(x) and 3 to our consolidated financial statements.

In the PES, distribution tariffs for customers are differentiated by voltage level, tariff option and period of electricity consumption. These tariffs, when set, are uniform throughout mainland Portugal within each level of voltage. At the beginning of the 2002-2004 regulatory period, ERSE introduced a new tariff structure, based on the concept of an additive tariff consisting of sub-tariff components using an approach that is more reflective of costs, both between the Binding and Non-Binding Sectors, and also in each sector. Beginning in 2002, ERSE applied a four-rate tariff price structure related to the time of day for medium-, high- and very high-voltage consumers. Low-voltage consumers with subscribed demands above 20.7 kVA had a three-rate time of day structure, while low-voltage consumers with subscribed demands up to 20.7 kVA were able to choose between a single-rate tariff and a day-night tariff option. The tariff regime offered two discount schemes for customers in the PES, which apply to all customers equally. Under the first scheme, medium-voltage customers with contracted demand above 4 MW and a yearly utilization greater than 5,000 hours or consumption above 30 GWh were entitled to a discount of 3% (in 2004). Discounts were applied to monthly invoices. This scheme ended in 2004. The second method available for obtaining discounts is through a reduction of a customer’s load. A customer that is able to reduce its load by at least 4 MW can elect to have an “interruptible tariff.” In cases in which a distributor declares an interruptibility period and the customer complies with that period, the customer can receive an additional discount. Under the load discount scheme, an eligible customer may elect one of two “interruptible tariffs,” which results in average rebates of approximately 12%, depending on the interruptible load contracted. Customer tariffs for very high-voltage, high-voltage and medium-voltage from 2002 to 2005 are subject to quarterly adjustments, basically to accommodate changes in fuel prices and demand. These quarterly adjustments have been discontinued for 2006.

Producers and consumers in the Non-Binding Sector have a right to access and use the national transmission grid and our distribution network through the payment of access tariffs for the Global Use of System, the Use of the Transmission Network, the Use of the Distribution Network and Network Commercialization, terms and conditions of which were established by ERSE.

Based on certain assumptions, including an expected inflation rate in 2006 of 2.3% and an expected increase in the electricity consumption of 3.4% in 2006 (in mainland Portugal), in December 2005 ERSE published the prices of electricity and other services for 2006 and the parameters for the 2006-2008 regulatory period, according to which the tariffs for sale to final customers in mainland Portugal were increased by 5.1% in nominal terms compared to 2005. In addition, the approval of the new legal framework for the electricity system, the termination of PPAs and the expected opening of MIBEL will cause a revision of the tariffs by that time. Pursuant to law, low-voltage tariffs cannot increase each year more than the inflation rate. For the first time in 2006, the level of costs in the electricity system would lead to an increase in low-voltage tariffs of 14.7%. This has created a tariff deficit of €369 million euros to be possibly recovered in the next five years. For 2003, 2004, 2005 and 2006, in nominal terms, tariffs increased across all voltage levels by an average of 2.8%, 2.1%, 2.3% and 5.1%, respectively, from the prior year levels. For 2001, in nominal terms, tariffs for all voltage levels increased, on average, by 1.2% from the 2000 levels. For 2000, in nominal terms, tariffs for all voltage levels declined by 0.5% from the 1999 levels. In real terms, adjusted for inflation, very high-, high- and medium-voltage tariffs have decreased by an average of 1.5% over the period 1999-2006. The tariffs for low-voltage customers have declined by an average of 2.3% over the same period.

SPAIN

HidroCantábrico has a network infrastructure that covers the regions of Asturias (accounting for the vast majority of its network), Valencia, Madrid and Alicante, totaling 20,100 km (a 2.3% increase from 2004), as follows:

Distribution lines	Km
Overhead lines:
High-voltage (50/132kV)	1,437
Medium-voltage (5/10/16/20/22/24 kV)	4,451
Low-voltage (<1kV)	11,380

Total overhead lines	17,268
Underground cables:
High-voltage (50/132kV)	10
Medium-voltage (5/10/16/20/22/24 kV)	994
Low-voltage (1kV)	1,828

Total underground cables	2,832

Total	20,100

Electricity distributed in 2005 through HidroCantábrico’s own network amounted to 9,247 GWh, a 2.7% increase from 2004. As of December 31, 2005, HidroCantábrico’s distribution business had 584,922 customers, including 20,006 qualified consumers that are being supplied by non-regulated suppliers. The total number of consumers in Spain was 23,436,889, according to The Spanish National Energy Commission representing a 2.2% increase from 2004. Since January 1, 2003, every consumer in HidroCantábrico’s market can elect to be supplied by non-regulated suppliers.

In 2005, the volume of electricity distributed and the number of customers by voltage level was as follows:

	Year ended December 31, 2005
Distribution by voltage level	GWh	% annual increase from 2004	Total customers
High and very high-voltage(1)	5,788	2%	21
Medium-voltage(2)	1,116	6%	819
Low-voltage(4)	2,343	4%	584,082

Total	9,247	3%	584,922

(1)	High-voltage is greater than 36 kV and less than or equal to 145 kV. Very high-voltage is greater than 145 kV.
(2)	Medium-voltage is greater than or equal to 1 kV and less than or equal to 36 kV.
(3)	Low-voltage is less than 1 kV.

During 2005, HidroCantábrico’s distribution business, HidroCantábrico Distribución Eléctrica, S.A.U., continued its expansion outside of Asturias in the autonomous communities of Madrid and Valencia, both of which are geographic areas with strong economic activity.

The main objective of the development of distribution and transport grids in Asturias is to maintain the supply quality of HidroCantábrico and to meet growing demand, especially in eastern and central Asturias.

In 2005, HidroCantábrico continued to improve technical and operational management activities. The networks and facilities were enlarged and HidroCantábrico continued the development of information technology and automation of the distribution network. HidroCantábrico maintained the quality indicator for distribution electricity activity (TIEPI, or equivalent interruption time of installed capacity) of 1.16 hours in 2005.

LIBERALIZED SUPPLY

PORTUGAL

EDP operates in the Non-Binding Sector through its wholly owned subsidiary, EDP Comercial. EDP Comercial is developing an enlarged offering of energy-related services. The development of the EDP Comercial’s portfolio of energy services is designed to contribute to the improvement of the business performance and competitiveness of our clients. In 2005, EDP Comercial undertook several one-to-one customer initiatives that led to a better understanding of customer needs and increased customer loyalty.

At December 31, 2005, the total number of Eligible Consumers in Portugal represented approximately 54% of total demand, compared with approximately 53% at December 31, 2004, in volume terms. As of December 31, 2004, the market suppliers supplied 4,838 Eligible Consumers, 3,616 of which entered into contracts with EDP Comercial. By December 31, 2005, there were 52,035 Eligible Consumers, and 13,226 of these were being served by market suppliers. From these existing Qualifying Consumers, 9,212 were EDP Comercial customers as of December 31, 2005.

In 2005, the Portuguese regulatory framework was revised in the context of liberalization of the electricity market within the European Union. This includes structural changes in the Portuguese market both on the demand side with full liberalization and the supply side. Under the new regulatory framework, all recognized electricity suppliers are allowed to operate with no physical constraints.

EDP Comercial manages electrical energy sourcing through an internal contract with EDP’s trading unit, which buys electricity to cover for EDP Comercial supply contracts at a settled transfer price, largely correlated to forecasted production marginal cost and wholesale market prices. Generation from EDP units and trade in the Spanish Pool ensure the supply of this energy.

EDP Comercial faces several risks from its operations in the liberalized market, such as competition, volume and regulatory risk. To pursue its strategic goals while minimizing such risks, EDP Comercial pursues an interactive and dynamic commercial strategy along with diversified contract structures that aim to hedge both supplying contracts with its customers and the contract with EDP’s trading unit.

The following table sets forth the number of clients and the total amount of energy supplied in the liberalized market and by EDP Comercial:

	As of December 31,
	2001	2002	2003	2004	2005
Number of clients in the liberalized market	33	493	1,919	4,838	13,226
Number of clients of EDP Comercial	22	350	1,404	3,616	9,212
Market share of EDP Comercial	67%	71%	73%	75%	70%

Energy supplied in the liberalized market (GWh)	520	958	4,048	6,763	9,621
Energy supplied by EDP Comercial (GWh)	241	644	2,724	4,395	6,337
Market share of EDP Comercial	46%	67%	67%	65%	66%

SPAIN

The liberalization process in Spain began in 1998 and residential customers have had the right to choose its electricity supplier since 2003. During 2005, there was increased activity in the supply market. Over 1 million customers, most of them residential customers, chose a market supplier. As of December 31, 2005, approximately 2.6 million customers, representing 11% of the total customer base, were being supplied by market suppliers. Over 90,000 GWh was supplied to these customers, representing 36% of Spain’s total energy consumption.

HidroCantábrico Energía, S.A.U., or HC Energía, a supply company wholly owned by HidroCantábrico offers simple products supported by customer relations and energy-related services. HC Energía is committed to participating in the liberalized supply market in Spain. We expect that the supply market will allow HC Energía to grow its customer base and improve customer service, in the traditional distribution zones and in new areas. Participation in the retail market is important for HC Energía as an integrated company because it contributes to the management of the volume and price risks of electricity generation.

The electricity supply activity performed by HC Energía and Naturcorp includes the supply of electricity to qualified consumers. In December 2005, the total number of clients in free market supplied by HidroCantábrico and Naturgás was 21,446. HC Energía invoiced 5,926 GWh of electricity supply in 2005, including 1,154 GWh invoiced to Naturcorp, compared to 4,616 GWh of electricity supply in 2004. Total sales were €354.5 million in 2005, compared with sales of €282.8 million in 2004. The energy sold by HidroCantábrico represents 6.6% of the total energy sold in liberalized market in Spain in 2005.

HC Energía’s commercial activity in the residential segment began in 2005. For that purpose, and after intensive market research, HC Energía defined a new position statement and HidroCantábrico was rebranded HC Energía to unify the HidroCantábrico Group image. HidroCantábrico’s commercial strategy in 2005 was based on gaining businesses clients and small clients, due to their greater tendency to move the free market and their expected greater profitability. The amount of energy supplied in the free market to businesses and small clients increased in 2005 by 44% and 120%, respectively.

The new offer to residential customers includes dual fuel and maintenance and repair services for home electrical and gas services. In 2005, HC Energía’s customer base increased by over 200% and energy volume increased by 28%. HC Energía’s market share as of December 31, 2005 was 6.3%, compared with 5.8% in 2004.

The following table sets forth the number of clients and amount of energy supplied by HC Energia and the annual growth of each.

	As of December 31,
	2002	2003	2004	2005
Number of clients	2,265	3,376	6,094	21,446
Annual Growth		49%	81%	252%

Energy Supply (GWh)	3,955	4,526	4,616	5,926
Annual Growth		14%	2%	28%

The wholesale market daily price in 2005 increased 94% to €55.7 per MWh from €28.7 per MWh in 2004. Energy sourcing is managed by bilateral contracts with HidroCantábrico generation units and by purchases in the Spanish pool.

GAS

PORTUGAL

We have gas-related activities in Portugal both in electricity generation and in gas distribution. In electricity generation, we own a 1,200 MW CCGT and interests in gas-fired cogeneration plants.

In December 2004, we acquired a direct stake of 46.625% in Portgás, the natural gas distribution company for the northern region of Portugal. At the same time, pursuant to the exercise by CGD of the put option that we had granted to it on November 25, 2003, we also acquired NQF — Projectos de Telecommunicaçoes e Energia, S.A., that held stakes of 12.9% is Portgás and 10.1% in Setgás through a 51% stake in NQF Gás, S.A., or NFQ Gás. To implement our strategy for the Iberian gas market, on September 5, 2005 we concluded negotiations with Endesa Gas, S.A. for the acquisition of the remaining 49% shareholding in NQF Gás. NQF Gás directly holds a 25.348% shareholding in Portgás and, indirectly, a 19.8% shareholding in Setgás. With the completion of this transaction in May 2006, we are now the sole shareholder of NQF Gás, thus increasing our direct and indirect shareholdings in Portgás and Setgás to 72.0% and 19.8%, respectively. The current shareholder structure of Portgás includes EDP (72.0%) and Gas de France and Elyo, with a joint stake around 25.34%. Currently, the main shareholders of Setgás include GALP (45%), Eni (21.9%), EDP (19.8%) and Koch (13.2%).

In 2005, we sold our 14.268% stake in the share capital of GALP to Américo Amorim Group for €720.5 million.

EDP plans to grow in the Portuguese market through the development of new gas-fired power generation facilities and also taking advantage of the opportunities raised by the liberalization of the national natural gas market.

Gas distribution network

Portgás is the second largest distribution company in Portugal. Its concession area is located in the north area of Portugal, and is based in Oporto. Its network backbone, or primary grid, runs for 274 km. Its secondary grid has been developing at a compound annual growth rate above 9.5% in the last 4 years and reached 2,151 km at the end of 2005.

The following table displays the evolution of Portgás grid:

	As of December 31,
Total network extension	2001	2002	2003	2004	2005
	(in km)
Primary grid(1)	259	262	263	263	274
Secondary grid(2)	1,425	1,628	1,759	1,986	2,151

Total	1,684	1,890	2,022	2,249	2,425

(1)	Maximum admissible operating pressure up to 16 bar.
(2)	Maximum admissible operating pressure up to 4 bar.

Gas distribution and supply

Currently, the distribution companies in Portugal are bundled companies that both develop the network and supply end-use customers consuming below 2 million cubic meters (about 23.2 GWh) per year. Each distribution company is the exclusive supplier for the customers in its own region.

Distribution companies currently have to buy natural gas from Transgás, the high-pressure network concessionaire. Apart from that, distribution companies also receive and deliver natural gas to end-use customers consuming above 2 million cubic meters per year and connected at pressures below 16 bar, on behalf of Transgás, receiving a fee for this service.

Certain current and historical operating and commercial data for Portgás are set forth in the following tables:

	As of December 31,
Connected Customers	2001	2002	2003	2004	2005
	(number of clients)
Households	97,525	116,492	126,914	136,672	146,132
Small industry and services	1,446	1,825	2,063	2,351	2,729
Large industrial customers	221	256	281	305	335

Total	99,192	118,573	129,258	139,328	149,196

	As of December 31,
Volume Sales	2001	2002	2003	2004	2005
	(GWh)
Households	353,813	431,306	551,102	507,620	617,173
Small industry and services	153,013	222,315	258,704	311,381	334,656
Large industrial customers	826,455	1,039,670	1,147,834	1,293,917	1,296,613

Total	1,333,281	1,693,291	1,957,640	2,112,918	2,158,442

	As of December 31,
Sales	2001	2002	2003	2004	2005
	(thousands of EUR)
Households	19,500	22,634	28,651	28,986	37,779
Small industry and services	5,567	7,443	8,682	10,134	12,778
Large industrial customers	20,126	22,063	25,117	26,244	29,792

Total	45,193	52,140	62,450	65,364	80,349

Setgás is the concessionaire of the distribution activity in the Setúbal peninsula area, its primary grid runs for 95 km. Its secondary grid has been developing at a compounded annual growth rate above 9.3% in the last 4 years, and reached 1,316 km at the end of 2005. As of December 31, 2005, Setgás had 107,854 connected clients, of whom 106,353 were households, 1,405 were small industry and services customers, and 96 were large industrial clients. For 2005, Setgás had total sales of 633 GWh for €30.3 million, of which 252 GWh for €17.6 million were sales to households, 42 GWh for €1.9 million were sales to small industry and services customers, and 361 GWh for €11.0 million were sales to large industrial clients.

SPAIN

In March 2003, HidroCantábrico won the auction privatization process that led to its acquisition of 62% of Naturcorp. Subsequently, Naturcorp reorganized its gas holdings, as a result of which HidroCantábrico’s ownership of Naturcorp decreased from 62% to 56.2%. As a result of the reorganization of Naturcorp, HidroCantábrico has become the second largest gas company in the Spanish market, with more than 500,000 customers. Naturcorp was renamed Naturgás Energia in 2005, and current shareholders, apart from HidroCantábrico, include Grupo EVE – Ente Vasco de Energía (30.4%), Gas Natural (9.4%) and Donostiako Udala – Ayuntamento de San Sebastián (4%).

Gas distribution network

Naturgás owns 165 km of high-pressure transportation pipelines in the Basque County, 13 Km in Navarra (50% of the connection to Castejón CCGT, the other 50% owned by Iberdrola) and 121 Km in Castilla y León.

Naturgás also distributes gas in low-pressure pipelines, in five different regions: Basque Country, Asturias, Catalonia, Murcia and Castilla y Leon. At the end of 2005, its distribution network had grown to 4,567 Km from 4,321 Km in 2004 and 4,121 Km in 2003.

Gas distribution

Gas invoiced in 2005 to the regulated market amounted to 5,005 GWh, representing a 30.75% increase from 7,227 GWh in 2004, as a result of the progressive transition from a regulated to a liberalized market in Spain. The total number of gas consumers that are connected to HidroCantábrico’s distribution network increased from 577,802 in 2004 to 599,904 in 2005, representing approximately 9.95% of the total number of consumers in Spain, according to the Comisión Nacional de Energia. The following table sets forth the amount of gas invoiced to the end-user client and distributed to end-user clients and access clients, who only pay for use of the distribution grid, by Naturgás and the number of gas points of supply:

	As of December 31,
	2003	2004	2005
	(GWh, except points of supply)
Energy invoiced	4,370	7,227	5,005
Energy distributed	21,651	22,059	21,547
Points of supply	542,759	577,802	599,904

Gas supply

Since August 1, 2003, Naturgás has been included in reported results of gas supply. In 2005, transfer of regulated clients to the liberalized market continued. The following table sets forth the amount of gas invoiced and the number of customers for the last three years. The large increase in customers from 2004 to 2005 is due to the launch of a new dual-fuel offering, which involved offering gas supply to existing electricity customers and electricity supply to existing gas customers.

	As of December 31,
	2003	2004	2005
Gas invoiced	4,724	9,853	11,791
Number of customers	326	1,447	94,493

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

In 2005, Brazil had a total installed generation capacity of 92,738 MW, of which approximately 75.1% was hydroelectric and 21.3% was thermal, according to the Brazilian National Electric Agency (Brazil’s electricity regulator), or ANEEL. In addition, in order to satisfy its electricity requirements, Brazil imported 7.7% (7,778 MW) of its required electricity in 2005. In 2005, Empresa de Pesquisa Energética, or EPE, proposed a ten-year expansion plan to increase Brazil’s total installed electricity generation capacity to 134,667 MW by 2015, of which 98,307 MW (73%) is to be hydroelectric, 12,120 MW (9%) is to be natural gas, 16,160 MW (12%) is to be from other resources (biomass, nuclear, coal, among others) and 8,080 MW (6%) is to be imported through the interconnected system.

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

In 2005, total electricity consumption in Brazil reached 346,068 GWh, exceeding 2004 figures by 4.4% and representing a level of growth higher than that of Brazil’s GDP for the same period, which was 2.3%. Growth in electricity consumption is expected to remain consistent with Brazil’s overall economic performance in the coming years.

Through Energias do Brasil, our Brazilian holding company, and our other Brazilian subsidiaries, we engage in the distribution, generation and trading of electricity in the Brazilian market. Our Brazilian electricity distribution companies have approximately 3.0 million customers, located in 171 municipalities with a total population of 9.7 million inhabitants. Our Brazilian generation assets provided our Brazilian operations with an installed capacity of 531 MW as of December 31, 2005. Our Brazilian subsidiaries engaged in distribution include Bandeirante, one of the principal electricity distribution concessionaires in the state of São Paulo; Escelsa, the principal electricity distribution concessionaire in the state of Espírito Santo; and Enersul, the principal electricity distribution concessionaire in the state of Mato Grosso do Sul. In the generation segment, we participate in the Lajeado hydroelectric plant, through EDP Lajeado, located on the Tocantins River, with a total installed capacity of 902.5 MW, and in the Peixe Angical hydroelectric plant, which is expected to start operations in 2006 and to have a total installed capacity of 452 MW. We also control a number of hydroelectric and thermoelectric plants that have a combined installed capacity of 281.4 MW. In 2005, the Corumbá and Coxim thermoelectric generators belonging to Energias do Brasil’s subsidiary, Pantanal Energética, with a combined installed capacity of 9.6 MW, were decommissioned. We expect to expand our generation capacity through planned plant construction, generation projects, participation in public auctions for new hydroelectric power plants and acquisition of existing generation capacity. Our electricity trading operations are carried out by Enertrade, which sold a total of 6,379 GWh in 2005, making it one of the largest electricity trading companies in Brazil.

In 2005, we concluded a corporate reorganization of our Brazilian operations. For more information on this reorganization, see “—Corporate Reorganization.”

In recent years, the electricity sector in Brazil has been adversely affected by internal and external economic circumstances. The Brazilian economy was affected by the worldwide economic slowdown and, in 2002, uncertainty surrounding the October presidential elections. As a result, the value of the real sharply depreciated, and Brazilian inflation and interest rates increased. These conditions led to a scarcity of financing sources, which adversely affected the industrial sectors of the Brazilian economy, including the electricity sector.

In addition to these adverse economic circumstances, in recent years electric utility companies in Brazil have had to contend with low wholesale prices in the wholesale electricity market and uncertainties regarding the electricity sector’s regulations and framework due to the implementation of new programs by the administration and the lack of an existing stable and consistent legal framework. Also, the Brazilian government’s implementation of an electricity rationing plan from 2001 to 2002 had an adverse effect on consumption habits in affected areas, which affected demand for electricity from our distribution businesses in Brazil for some time after the rationing plan ended. According to data from the EPE, however, energy consumption in Brazil in 2005 grew 4.6% from 2004 and exceeded pre-2001 rationing levels for almost every month of the year, reflecting a recovery in demand. This demand reflects the growth in the economy during the first three quarters of the year, which, spearheaded by increased tourism and port activity, had a positive impact on the commercial sector. Industrial consumption of electricity grew at a slower pace in 2005, due to the slowdown of the economy in the fourth quarter of the year and to certain adverse conditions faced by the agricultural sector in Brazil.

In 2005, the main events affecting the Brazilian electric utility industry were:

•	Economic growth became more visible due to the effects of a less restrictive monetary policy that began to produce results. Brazil’s GDP grew 2.3% in 2005 and the real appreciated by 13.4% in relation to the U.S. dollar between December 31, 2004 and 2005;

•	There were good hydrological conditions in the main consumption markets, which affected the prices at which electricity was bought and sold.

Installed capacity in Brazil increased 4.8% on average from 2001 to 2005, and consumption in 2005 was higher than pre-rationing levels. Although the model under the New Electricity Law reduces market risk, its ability to encourage private investment in the electricity sector will depend on how the new regulatory framework is implemented. See “—Regulation—Legal and regulatory framework.”

Corporate Reorganization

Energias do Brasil is a holding company that holds the majority of our investments in the Brazilian electric power industry. In October 2002, we completed the first stage of the restructuring, which put our interests in the following companies under the direct control of Energias do Brasil: Energest S.A., or Energest, Enertrade, Bandeirante, EDP Lajeado, FAFEN Energia S.A., or Fafen, and Enerpeixe. On December 31, 2003, Energias do Brasil took control of IVEN S.A., or IVEN, the company that directly controlled Escelsa and indirectly controlled Enersul. In connection with this process, Energias do Brasil merged Calibre Participações S.A., 135 Participações S.A., EDP 2000 Participações Ltda, and EDP Investimentos Ltda. Following the reorganization of the IVEN holding, Energias do Brasil held a 69.55% stake in IVEN’s voting shares and a 23.99% stake in IVEN’s total capital. Another action taken was the merger of Enerpro into Energest, consolidating in Energest all activities concerning the development and implementation of generation projects, as well as engineering, operation and maintenance services for the generation business units in Brazil. The main goals of these transactions were to simplify the corporate structure of our holdings and capture synergies.

On March 16, 2005, we changed the name of our subsidiary from EDP Brasil S.A. to EDP-Energias do Brasil S.A, or Energias do Brasil. In this annual report “Energias do Brasil” refers to this subsidiary before and after its name change.

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

As a result of these regulations, which effectively required the restructuring of the vertical organization of our operations, and our desire, among other things, to simplify the corporate structure of our Brazilian holdings, optimize the allocation of funds, create liquidity and dispersion of share ownership at the level of Energias do Brasil and make other necessary changes to implement our strategic plan, we implemented the second stage of our corporate reorganization in 2005.

This corporate reorganization was designed to:

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

As a result of our corporate reorganization, minority shareholders of Bandeirante, Escelsa, Enersul and IVEN that did not exercise their withdrawal rights received shares of Energias do Brasil in exchange for their shares in these companies. Following the initial steps of the corporate reorganization of our subsidiaries in Brazil, we launched an initial public offering of Energias do Brasil in July 2005. As a result, shares of Bandeirante and Escelsa ceased to be publicly traded on the day prior to this offering. Our corporate reorganization was also a necessary step in the implementation of the restructuring of the vertical organization of our operations, by separating the distribution, generation and transmission operations of Escelsa and Enersul and organizing our subsidiaries horizontally, as required by the New Electricity Law. This reorganization was approved by ANEEL. On September 14, 2005, we concluded a private offering of shares made exclusively to domestic minority shareholders of Energias do Brasil that were shareholders in April 2005, when the corporate restructuring was concluded. As a result of this offering, the minority shareholders acquired 3,585,893 shares of Energias do Brasil, at a price of 18 reais per share (equivalent to the subscription price of Energias do Brasil IPO on July 13, 2005). These operations involved an initial payment to EDP of 10% of the total amount of the transaction. The balance is to be received in 18 monthly payments, with interest set at a 10% annual rate. In December 2005, EDP held 102,940,944 shares of Energias do Brasil, or 62.4% of the company’s 165,016,604 total shares.

The following chart represents the simplified corporate structure of Energias do Brasil:

(1)	Voting capital; also the percentage of installed capacity allocated to Energias do Brasil. Energias do Brasil holds 26.70% of its total capital.
(2)	Includes Escelsa’s generation assets.
(3)	Includes Enersul’s generation assets.

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

In March 2004, the Brazilian government enacted the New Electricity Law, which significantly changed the regulatory structure of the Brazilian energy sector. The New Electricity Law is intended to reform the Brazilian electricity market in order to provide incentives to private and public entities to build and maintain the country’s generation capacity and to assure the supply of electricity within Brazil at low tariffs through competitive electricity public auctions. Additionally, it significantly expanded the oversight of the federal government, through the MME, over the entire electricity sector, by effecting changes in planning criteria, in the forms of commercialization and in the role of the current sector agents, as well as by granting it responsibilities previously given to ANEEL (an independent federal agency that regulates the electricity industry).

The New Electricity Law has been supplemented by subsequent decrees as of May 2004, and is subject to further amendment through regulations issued by ANEEL and MME. The constitutionality of the New Electricity Law is currently being challenged in the Brazilian Supreme Court. It is expected that the Brazilian Supreme Court will decide in favor of the constitutionality of the new law. Nevertheless, the model is still in force and is being consolidated in accordance with the new regulations, and new auctions are taking place in the Regulated Contract Environment (Ambiente de Contratação Regulada).

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

The New Electricity Law

The New Electricity Law introduced material changes to the regulation of the Brazilian power industry, in order to provide incentives to private and public entities to build and maintain the country’s generation capacity and to assure the supply of electricity within Brazil at low tariffs through competitive electricity public auctions. The key features of the New Electricity Law include:

•	the creation of a parallel environment for the trading of electricity, with: (i) one market for the purchase of electricity destined for distribution companies, called the regulated contracting market, operated through electricity purchase auctions, and (ii) another market based on competition for the generators, free consumers and electricity trading companies, called the free contracting market;

•	a requirement that distribution companies purchase electricity sufficient to satisfy 100% of demand;

•	restrictions on certain activities of electricity distribution companies to ensure that they focus only on their core business, to guarantee more efficient and reliable services to their customers;

•	restrictions on self-dealing to encourage electricity distribution companies to purchase electricity at lower prices rather than buy electricity from related parties;

•	continued compliance with contracts executed prior to the New Electricity Law, in order to provide stability to transactions carried out before its enactment;

•	a prohibition against sales of electricity by distributors to free consumers at non-regulated prices; and

•	a prohibition against distributors’ engaging directly in electricity generation and transmission operations.

In addition, the New Electricity Law excludes Eletrobrás and its subsidiaries from the National Privatization Plan, which was created by the Brazilian government in 1990 to promote the privatization of state-owned companies. Although the New Electricity Law is already in effect, as are the directives described below, several important aspects of this model have yet to be regulated.

Ownership limitations

In 2000, ANEEL established limits on the concentration of certain services and activities within the electricity industry. Under these limits, with the exception of companies participating in the National Privatization Program (which need only comply with such limits once their final corporate restructuring is accomplished), no electricity industry company (including both its controlling and controlled companies) may: (i) own more than 20% of Brazil’s installed capacity, 25% of the installed capacity of the South/Southeast/Central-West region or 35% of the installed capacity of the North/Northeast region, except if such percentage corresponds to the installed capacity of a single generation plant, (ii) own more than 20% of Brazil’s distribution market, 25% of the South/Southeast/Central-West distribution market or 35% of the North/Northeast distribution market, except in the event of an increase in the distribution of energy exceeding the national or regional growth rates or (iii) own more than 20% of Brazil’s trading market with final consumers, 20% of Brazil’s trading market with non-final consumers or 25% of the sum of the above percentages.

Distribution tariffs

Distribution tariff rates are subject to review by ANEEL, which has the authority to adjust and review tariffs in response to changes in energy purchase costs and market conditions. When adjusting distribution tariffs, ANEEL divides the costs of distribution companies between: (i) costs that are not under the control of the distributor, or non-manageable costs, and (ii) costs that are under the control of distributors, or manageable costs. The readjustment of tariffs is based on a formula that takes into account the division of costs between the two categories.

Non-manageable costs include, among others, the following:

•	costs of electricity purchased from auctions in the regulated contracting market.;

•	costs of electricity purchased from Itaipu;

•	costs of electricity purchased pursuant to bilateral agreements that are freely negotiated between parties; and

•	certain other charges for the transmission and distribution systems.

Manageable costs are determined by subtracting all the non-manageable costs from the distribution company’s revenues.

Each distribution company’s concession agreement provides for an annual readjustment of tariffs. In general, non-manageable costs are fully passed through to consumers by the tariff. Manageable costs, however, are restated for inflation in accordance with the Índice Geral de Preços do Mercado, or IGP-M index, which measures the Brazilian General Price Index. After the initial three to five years following a periodic tariff review, depending on each concession agreement (Escelsa, 3 years; Bandeirante, 4 years; Enersul, 5 years), the IGP-M index must be reduced by a factor determined by ANEEL in order for distribution companies to share with their consumers gains of productivity, the so-called X Factor.

The X Factor is determined by ANEEL in accordance with three components: (i) expected gains of productivity from increase in scale, (ii) consumers’ evaluation through ANEEL’s Consumer Satisfaction Index, and (iii) the cost of the labor force. Tariffs are readjusted annually to reflect the effects of inflation on tariffs. Every period, as noted in the relevant concession agreement, there is a periodic review of the tariffs rates in which the tariff is reviewed with a view toward assuring the necessary revenues to cover efficient operational costs and adequate remuneration of prudent investments. In addition, concessionaires of distribution are entitled to extraordinary review of tariffs, on a case-by-case basis, to ensure the financial balance of the concession and to compensate for unpredictable costs, including taxes, which significantly change their cost structure.

In 2005, ANEEL ended the first round of tariff revisions. In 2007, it will start the second round of tariff revisions, involving 64 distribution companies in the Brazilian electricity sector, which is estimated to be concluded in 2010.

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

Regarding our distribution assets, the main risks relate to the forecast of the energy consumption for the five-year period and the potential exposure to the regulated contracting environment. The distribution companies will participate in electricity auctions that could be settled up to five years prior to the beginning of the supply of electricity to their consumers. However, the regulations establish limits on the transfer of electricity purchasing costs to final customers, where the distribution companies assume the financial risk of deviations to the estimated demand.

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

In the free contracting market, prices and tenors are freely negotiated between the parties. In the regulated contracting market, prices are set in auctions organized by the Electricity Trading Board (Câmara de Comercialização de Energia

Elétrica), or CCEE. The electricity purchased in these auctions is based on the projected electricity needs of the distributors. Generators that sell electricity in the regulated contracting market auctions enter into contracts with all of the distributors in the interconnected system that participated in the auction.

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

As of the end of 2005, there have been five auctions in the Regulated Contract Environment, four of which took place under existing energy contracts or construction enterprises that complied with the New Electricity Law. The first auction to involve energy generated from new companies was held on December 16, 2005.

In September 2006, it may hold a second auction involving contracts of energy from new and existing generation enterprises that comply with the New Electricity Law.

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

Our Brazilian generation assets, including those that are integrated with our Brazilian electricity distribution companies, had a total generation capacity of 531 MW as of December 31, 2005, including our 27.65% share of the installed power output of our Lajeado plant. The following table provides a brief description of our Brazilian generation assets.

Company/Plant	Installed power output
(MW)
Lajeado(1)	249.5

Energest
Suíça	30.1
Mascarenhas	131.0

Total	161.1

Cesa
Alegre	2.1
Fruteiras	8.7
Jucu	4.8
Rio Bonito	16.8
Viçosa	4.5
Paraíso	21.6

Total	58.5

Pantanal
Hydroelectric	31.2
Mimoso	29.5
São João I	0.7
São João II	0.6
Coxim	0.4
Thermal	9.6
Corumbá	6.0
Coxim	3.6

Total	40.8

Enersul (Porto Murtinho)	4.5
Costa Rica	16.5

Total	530.9

(1)	Reflects 27.65% ownership interest in Lejado’s voting capital by Energias do Brasil.

The volume of electricity produced by our Brazilian generation companies in 2005 totaled 2,756 GWh, a decrease of 4.3% compared to the 2,879 GWh generated in 2004, and an increase of 4.2% compared to the 2,644 GWh (including Fafen) generated in 2003.

EDP Lajeado

The Luís Eduardo Magalhães, or Lajeado, hydroelectric power plant, located on the Tocantins River, has a total installed capacity of 902.5 MW. Energias do Brasil, through EDP Lajeado, holds 27.65% of the voting shares in Investco, which owns the concession to build and operate Lajeado, equivalent to approximately 250 MW. The other partners in the project are the Rede group, CEB Lajeado and CMS Energy. Operations commenced in 2001 and reached full capacity in 2002, with all five turbines in operation. In 2005, Lajeado produced 1,203.2 GWh of electricity.

Investco and its shareholders, including EDP Lajeado, reached an agreement with Centrais Elétricas Brasileiras S.A. – Eletrobrás for the acquisition of Eletrobrás’s investment in redeemable PN-R shares issued by Investco. The PN-R shares were to be redeemed in five annual installments, beginning on December 31, 2003. However, Investco did not redeem any of these shares due to a lack of sufficient capital reserves that would allow it to redeem shares under Brazilian corporate law. EDP Lajeado at the time 99.99% controlled by Energias do Brasil and held 27.65% of the total equity of Investco. EDP Lajeado acquired the PN-R shares held by Electrobrás. The acquisition of the PN-R shares by EDP Lajeado resulted in a liability to Electrobrás, which was subsequently converted into new preference shares issued by EDP Lajeado and into “benefited parties” shares. “Benefited parties” shares are a form of equity ownership in Brazil. The “benefited parties” shares provide a 10% dividend on the distributable profit, as long as profits are available for distribution, and are convertible into non-voting preferred shares upon the expiration of the Lajeado project’s concession in 2032. The holders of the “benefited parties” shares do not have any right to conversion. As a result of this transaction, Energias do Brasil’s stake in EDP Lajeado decreased to 59.9%.

Enercouto

Enercouto, controlled by Energias do Brasil, owns 49% of the EnerRede Couto Magalhães consortium that acquired the concession to exploit the Couto Magalhães hydroelectric potential (150 MW of installed capacity). The Rede group owns the remaining 51%.

Work on the Couto Magalhães hydroelectric project has been suspended following a request from the Consórcio EnerRede Couto Magalhães consortium to ANEEL to accept the amicable rescission of the concession contract. This request was prompted by the appearance of new demands made by environmental agencies that were not part of the concession agreement and that possibly threaten the entire project’s economic viability. Besides substantially increasing the cost of the project, these demands would cause costly delays in its execution. At present, the consortium is awaiting a response from ANEEL to its request. The consortium provided information and explanations throughout 2005, in response to questions from ANEEL and the Ministry of Mines and Energy.

Enerpeixe

The Peixe Angical hydroelectric project, located on the Tocantins River, is currently under construction and will have a nominal installed capacity of 452 MW by the time the last of its three turbines is installed in October 2006.

Enerpeixe S.A., owned 60% by Energias do Brasil and 40% by Furnas Centrais Elétricas S.A., is responsible for the project, which was budgeted in 2003 at approximately 1.6 billion reais, and is being financed by a package totaling 670 million reais from the Brazilian Economic and Social Development Bank, or BNDES, and a consortium of banks.

Construction progressed quicker than expected, allowing the project to enter its final stage in January 2006, at which time it was granted an operating license by the Brazilian Environmental and Natural Resources Institute, or IBAMA. It subsequently initiated the process of filling the reservoir.

The 2,374 GWh annual expected generation of Peixe Angical is enough to supply a city of 4 million inhabitants and has already been pre-sold under contracts with Energias do Brasil’s distribution companies.

The project was developed in such a way as to minimize and to compensate for the social and environmental impacts inevitable in an company of this size (the artificial water reservoir will measure 294 square kilometers). 30 environmental and socio-economic projects were developed in order to monitor and protect the region’s fauna and flora, promote environmental education and protect the local population’s quality of life. These projects involved acquiring land, re-locating inhabitants in both urban and rural areas, building schools, health clinics, hospital infrastructure and equipment, constructing water and water treatment infrastructure and recuperating areas dedicated to tourism and leisure. Enerpeixe acquired 3,000 hectares, on which it intends to re-settle 126 families affected by the artificial reservoir. Construction took place of housing, streets, water tanks, cattle sheds, fencing and the infrastructure necessary for the population to have adequate access to electricity and water. Different from anything previously seen in the Brazilian electric sector, the situation of affected families has been monitored in a Negotiating Forum, coordinated by IBAMA, with participation from the Federal and State Public Prosecutor’s Offices, representatives from the municipalities involved (Peixe, São Salvador and Paraná), representatives from the community, the Tocantins Nature Institute (Naturantins) and the Movement of People Affected by Dams (MAB) victims’ association.

Enerpeixe built a space to temporarily shelter animals rescued during the process of filling the reservoir and an arboretum to store and germinate native species of the region next to the construction area, with the capacity to produce 100,000 seedlings for reforestation purposes over a period of two years.

Energest

Energest S.A. has total installed capacity of 276.9 MW and handles the management of the Mascarenhas and Suiça hydroelectric generators, the Governador Valadares-Mascarenhas transmission line as well as Cesa, Costa Rica and Pantanal Energética. Energest received these assets as part of Energias do Brasil’s reorganization in April 2005 and as the result of the unbundling process, in June of the same year, in compliance with the rules established by ANEEL under its new Brazilian Electricity Sector Model.

Energest was responsible for generation of 1,541 GWh during 2005, of which 502 GWh were generated prior to the deverticalization of Escelsa and Enersul.

In 2005, work continued on the installation of the fourth turbine at the Mascarenhas hydroelectric plant and construction of the São João small hydroelectric plant resumed. Total capital expenditures for Energest in 2005 amounted to 34.5 million reais.

In 2005, the Corumbá and Coxim thermoelectric generators that belong to Pantanal Energética, with an installed capacity of 9.6 MW were decommissioned.

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

In the free market, the sale of electricity occurs by negotiation, in which prices and conditions are freely agreed upon by the parties. In this free environment, competition exists between generation concessionaires and permit-holders, traders and electricity importers.

DISTRIBUTION

Our principal Brazilian activity is electricity distribution, which represented 89% of our total net revenues (before intercompany eliminations) in 2005 in Brazil. In 2005, our Brazilian electricity distribution companies purchased 20,371 GWh, 4.2% higher than the 19,554 GWh purchased in 2004. In 2005, our distribution companies in Brazil served almost 3.0 million customers, distributed 23,061 GWh of electricity and had revenue of 4,249.4 million reais (€1,407.1 million, as recorded in our consolidated accounts based on the 2005 average exchange rate).

	Year Ended December 31, 2005
Company	Customers (millions)	GWh Distributed	Revenue (thousands of reais)	Revenue (thousands of euros)(1)
Bandeirante	1.3	12,315	2,109.5	698.5
Escelsa	1.0	7,639	1,312.2	434.5
Enersul	0.7	3,108	827.7	274.1

Total	3.0	23,061	4,249.4	1,407.1

(1)	As recorded in our consolidated accounts based on the average exchange rate during 2005.

Electricity distribution services are provided to a market that is divided into captive customers, who acquire electricity provided by the distributor and pay for their use of the network, and network service customers, who choose a different electricity supplier and pay the distributor only for the use of the distribution network. Our Brazilian electricity distribution companies’ captive customers are classified into five main categories: industrial, residential, commercial, rural and others (which include governmental institutions and public services).

In 2005, residential customers accounted for 29% of the total volume of electricity sold by Bandeirante, 26% of the total volume of electricity sold by Escelsa and 34% of the total volume of electricity sold by Enersul.

In 2005, industrial customers accounted for 44% of the total volume of electricity sold by Bandeirante, 41% of the electricity sold by Escelsa and 17% of the electricity sold by Enersul. Some of the customers who qualified as “potentially free” opted to become free consumers. Some of these free consumers invested in their own production of electricity, which accounts for the decrease in the volume of electricity sold to industrial customers from 2003 to 2005.

Commercial customers accounted for 17% of the total volume of electricity sold by Bandeirante, 16% of the total volume of electricity sold be Escelsa and 22% of the total volume of electricity sold by Enersul in 2005.

In 2005, the number of customers of our Brazilian electricity distribution companies increased by 2.7%, and the total volume of distributed electricity increased by 3.0%. The total volume of distributed electricity represents the sum of electricity sold to end customers or other distributors and electricity that transits through the distribution networks for consumption by free consumers or delivery to other concessionaires. The growth in distributed electricity corresponded with a period of economic recovery, with a positive impact on industrial and free customers consumption, particularly in the first half of 2005.

The impact from this period of economic recovery, however, was not felt uniformly through the concession areas of our Brazilian electricity companies. These variations in growth are attributable to the particular characteristics of our distributors’ markets, including the heavy concentrations of industry in the markets served by Bandeirante and Escelsa. The profiles of these more industrial markets also vary – Escelsa’s market, for instance, is dominated by steel mills whereas Bandeirante’s is characterized by broader industrial diversity.

Bandeirante

Energias do Brasil currently owns 100% of Bandeirante, a distribution company in the Brazilian state of São Paulo that, in 2005, had approximately 1.3 million customers and served a population of approximately 4.4 million. Bandeirante’s concession area is located in a region characterized by a high concentration of industry and a strong business presence. Bandeirante’s net revenues represented 50% of the total net revenues of our Brazilian electricity distribution companies in 2005.

In 2005, Bandeirante sold 8,004 GWh, a 9.2% decrease from 2004, primarily due to consumption decreases in the industrial segment. Consumption in the residential segment represented 29% of total sales volume, an increase of 1.1% from 2004. Consumption in the industrial segment represented 44% of total sales volume, a decrease of 18.6% from 2004, reflecting the loss of liberalized customers to other energy suppliers. Consumption in the commercial segment represented 17% of total sales volume, an increase of 6.7% from 2004. In the other segments, which represents 10% of total sales volume, the consumption decrease was 11.1% from 2004. Taking into account electricity distributed to liberalized customers that pay Bandeirante a fee for use of its distribution grid, Bandeirante distributed 4,306 GWh in 2005, a 27.6% increase from 2004.

In 2005, Bandeirante made capital expenditures of 117.2 million reais (€42.7 million, as recorded in our consolidated accounts based on the 2005 year-end exchange rate) with a focus on modernization, customer service, improvement of the network’s operational conditions in expanding regions and increases in the electricity grid’s operational flexibility.

In September 2003, the company issued new promissory notes in the amount of 180 million reais (€53 million at the time of the issue) to refinance the notes issued in March 2003.

In December 2003, Bandeirante’s board of directors approved a long-term loan of U.S.$100 million from the Inter-American Development Bank to finance the expansion of the distribution grid and to improve the general quality of services.

On March 28, 2006, Bandeirante’s Board of Directors approved the issuance of debentures, totaling 250 million reais. The debentures have a 5-year term, semi-annual payment of interest and grace period of three years for the amortization of principal. The debentures will pay interest equal to 104.4% of CDI, based on the accumulated rate of the daily average rates of one-day inter-financial deposits.

Bandeirante’s first periodic tariff review, initially scheduled for 2003, was completed in October 2005. During 2004, ANEEL reduced the 18.08% increase granted effective 2003 to 10.51%, due to adjustments to Bandeirante’s regulatory asset base, on a preliminary basis. Tariffs for the first half of 2004 were calculated based on the 18.08% increase, while the second half of 2004 and the 2005 tariffs were calculated based on the 10.51% adjustment.

On October 18, 2005, ANEEL determined that the definitive value of Bandeirante’s regulatory asset base was 998.0 million reais, compared with the previous preliminary estimate of 1,092.0 million reais. This, coupled with changes to the operating costs of ANEEL’s theoretical benchmark company model for Bandeirante, resulted in the definitive change in the Bandeirante’s 2003 tariff realignment rate from 10.51% to 9.67%. One consequence of this is that there is now a difference between the revenues effectively received, based on the preliminary 14.68% and 10.51% tariff realignment rates, and those due according to the definitive 9.67% realignment rate. The difference that needs to be returned to consumers amounts to 102.3 million reais, which will be reflected in the tariff adjustments for the period from October 23, 2005 to October 22, 2006. The effect of this compensation owed to consumers was, in fact, only 38 million reais, since in 2004 Bandeirante’s had already made a provision for tariff alterations in the amount of 64 million reais.

The application of the 102.3 million reais of compensation due to consumers to the tariff structure resulted in a net negative 8.86% adjustment to Bandeirante’s average tariff structure in October 2005, to be applied to ANEEL’s reference tariff structure. Variations of a financial nature account for 1.20% of this negative tariff adjustment, while the remaining 7.66% is the result of the annual tariff adjustment itself, which can be broken down into 4.42% owing to lower costs of acquisition of energy for distribution, and a negative 3.63% adjustment to “Portion B” costs (a combination of the IGP-M inflation index, the application of the X Factor index and the exclusion of operational taxes that were previously included in the calculation). Bandeirante lodged an appeal at the time that ANEEL disclosed the technical justifications of this tariff revision, but has not received any response from the agency so far.

In order to improve productivity, Bandeirante has been encouraging its employees to adopt procedures that build a creative and innovative culture that is focused on results and responsive to customers and the market. In 2005, Bandeirante reduced its workforce to 1,198 employees, achieving a customer per employee ratio of 1,071-to-1.

Escelsa

Energias do Brasil currently owns 100% of Escelsa, a distribution company in the Espírito Santo state of Brazil that, in 2005, had more than 1.0 million customers and served a population of approximately 3.2 million in an area that covers approximately 90% of the total area of the state. Escelsa’s net revenues represented 30% of the total net revenues of our Brazilian electricity distribution companies in 2005.

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

Escelsa’s total electricity sales volume, excluding its sales to other distribution companies and its own consumption, was 5,132 GWh in 2005, representing a 8.6% decrease from 5,615 GWh in 2004, due mainly to decreased electricity sales volume to the industrial segment. Consumption by the residential segment represented 26% of the total sales volume, an increase of 10.9% from 2004. Consumption by the industrial segment represented 41% of total sales volume, a decrease of 16.1% from 2004, which reflects the loss of liberalized customers to other energy suppliers. Consumption by the commercial segment represented 16% of the total sales volume, an increase of 8.6% from 2004. Finally, sales to other segments represented 17% of the total sales volume, an increase of 3.2% from 2004. Taking into account electricity distributed to liberalized customers, who pay Escelsa a fee for use of its distribution grid, Escelsa distributed 7,639 GWh in 2005, a 6.4% increase from 7,178 GWh in 2004.

In January 2006, the board of directors of Escelsa approved a long-term line of credit, intended to extend its debt amortization schedule, to reduce financial costs and to diversify sources of finance. The line of credit is an amount equal to 200 million reais, has a term of five years and carries an interest rate equal to 107.3 of CDI. The credit line, if and when disbursed, will pay interest on a semi-annual basis and have a three-year grace period before principal amortization starts. It may be substituted with debentures to be issued by Escelsa, in which case Escelsa will decide upon the terms of such a debenture issue.

In June 2006, Escelsa issued 264 million reais of debentures with a term of five years, semi-annual payment of interest and a coupon rate equal to 104.4% of CDI. The debentures feature a three-year grace period for the amortization of principal.

ANEEL confirmed Escelsa’s 2001 periodic tariff review in 2004 but decided to keep the 2004 review of its regulatory asset base on a preliminary basis, meaning that its 2004 periodic tariff revision was also still on a preliminary basis. Finally, on August 1, 2005, ANEEL ratified the results of the 2004 periodic tariff revision and announced definitive decisions regarding Escelsa’s regulatory asset base, depreciation rate and operating costs of ANEEL’s theoretical benchmark company model for Escelsa. The tariff realignment rate therefore increased from 6.33% to 8.58%, which translates into 17.2 million reais of additional revenue to be charged through additional tariffs for the period from August 7, 2005 to August 6, 2006.

In 2005, Escelsa had capital expenditures of 139.4 million reais (€50.8 million, as recorded in our consolidated accounts based on the 2005 year-end exchange rate), mainly related to technical costs for the expansion and improvement of the distribution grids, new substations and company modernization.

Escelsa’s workforce was 1,158 employees at the end of 2005, 5.9% less than in 2004. Escelsa continues to increase the customers per employee ratio, reaching 890-to-1 in 2005 from 799-to-1 in 2004, an improvement of 11.5%.

Enersul

Energias do Brasil holds 100% of Enersul, a distribution company in the Mato Grasso do Sul state of Brazil, that, in 2005, had approximately 660,000 customers and served a population of approximately 2.1 million in an area that covers approximately 92% of the total area of the state. Enersul’s net revenues represented 20% of the total net revenues of our Brazilian electricity distribution companies in 2005.

Enersul’s total energy sales volume for 2005, excluding sales to other distribution companies and its own consumption, was 2,727 GWh, representing a 3.7% decrease from 2004. Sales to the residential segment represented 34% of the total sales volume, an increase of 1.4% from 2004. Sales to the industrial segment represented 17% of the total sales volume, a decrease of 18.6% from 2004. Sales to the commercial segment represented 22% of the total sales volume, an increase of 2.4% from 2004. Finally, sales to other segments represented 27% of the total sales volume, a decrease of 3.1% from 2004. Enersul had 658,141 customers at the end of 2005, an increase of 2.9% compared to 2004. Taking into account electricity distributed to liberalized customers, who pay Enersul a fee for use of its distribution grid, Enersul distributed 3,108 GWh in 2005, a 2.6% increase from 2004.

In May 2006, Enersul issued 337 million reais of debentures with a term of five years and a coupon rate equal to 104.3% of CDI. The debentures feature a three-year grace period for the amortization of principal.

The periodic revision of Enersul’s tariffs carried out in 2003 reflected historical discrepancies and lags previously not incorporated into the Enersul’s tariff structure. This resulted in a tariff increase of 42.26%, of which only 32.59% was authorized to be implemented immediately, the remainder being deferred for future implementation. In 2004, besides the annual tariff adjustment of 17.02% and the implementation of the first installment of the deferred portion of the 2003 revision, ANEEL raised the 2003 initial tariff revision from 42.26% to 43.59%. Finally, in 2005 ANEEL reached a definitive decision regarding the Enersul’s regulatory asset base for 2003, thereby increasing the 2003 tariff revision percentage to 50.81%, which translated into a 74.8 million reais addition to net revenue for the period.

In 2005, Enersul had capital expenditures of 191.7 million reais (€68.86 million, as recorded in our consolidated accounts based on the 2004 year-end exchange rate) focused on modernizing, improving and expanding the company’s distribution grid.

Although at the end of 2005, Enersul’s workforce was 864 employees 3.8% less than in 2004, the company was able to improve its ratio of customers to employees to 762-to-1 in 2005 from 712-to-1 in 2004.

Competition

The electricity distribution network operates as a legal monopoly and services are compensated by the tariff for use of the distribution system, or TUSD. Thus, clients located in the concession areas of our electricity distribution companies, both captive and free, must use our distribution network to gain access to electricity, paying our distribution companies through the TUSD.

TRADING

Our Brazilian energy trading operations, which focus primarily on serving liberalized clients both inside and outside of the concession areas of our Brazilian electricity distribution companies, are conducted by Enertrade. Liberalized clients are certain industries and other large customers that are permitted under current Brazilian regulations to choose their electricity supplier in the liberalized market. Enertrade manages contacts between our Brazilian generation and distribution businesses and engages in electricity trading. In addition, Enertrade seeks to capture business from liberalized clients that move away from our distribution companies as sources of supply and sell to other liberalized clients. Since the New Electricity Law provides that liberalized clients may only purchase electricity from generators or traders, we expect that the shift of these clients away from our distribution companies will continue.

In 2005, Enertrade traded electricity with our companies and with the companies of the liberalized market. The volume of electricity sold by Enertrade in 2005 totaled 6,379 GWh, including transactions with related parties, representing an increase of 31.6% over the 4,849 GWh sold in 2004 and an increase of 133.0% over the 2,737 GWh sold in 2003. Enertrade purchased 1,073 GWh from EDP Lajeado in 2005, the same volume of 2004. The average prices of energy sold and purchased by Enertrade in 2005 were, respectively, 68.3 reais per MWh and 54.8 reais per MWh.

With respect to our Brazilian generation assets, Enertrade participates in auctions held by the CCEE for the sale of surplus electricity generated by our Brazilian generation assets, and purchases electricity required to cover insufficient reserves.

With respect to the free market, Enertrade acquires new customers not only by seeking out the customers of our distribution companies who wish to migrate to the liberalized market, but also by seeking potentially free consumers outside our distribution concession areas. In 2005, there was significant demand from large customers seeking electricity in the liberalized market.

The following table shows the volume of electricity traded by Enertrade during the periods indicated.

	2003	2004	2005
	(in GWh)
Third parties	2,272	2,469	3,812
Companies of our Brazilian Group	465	2,380	2,567

Total	2,737	4,849	6,379

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

TELECOMMUNICATIONS

OVERVIEW

In Portugal, our telecommunications and related activities are conducted by ONI. The current shareholder structure in ONI is as follows: EDP 56.607%, BCP Group 23.062%, Brisa – Autoestradas de Portugal, S.A., or Brisa, 17.176%, GALP 3.155%. In June 2006, we announced that a process for the sale of our stake in ONI might be initiated.

On July 14, 2005, ONI announced that it had signed an agreement to sell its entire stake of Comunitel (wireline Spain) to Tele2 Telecommunication Services, S.L. The sale was completed on September 30, 2005 for €204 million. The successful completion of this transaction enables ONI to focus on its wireline Portugal business to significantly reduce its financial debt. Following this transaction, ONI’s businesses are now focused on wireline Portugal.

As of December 31, 2005, ONI had 487 employees based in wireline Portugal.

Telecommunications Market

In accordance with EU requirements, the Portuguese government has taken significant steps during recent years to open the telecommunications market to competition. In 1997, Portuguese regulations took effect that permitted us and others to install and provide infrastructure for telecommunications services. On January 1, 2000, Portugal formally opened the entire telecommunications sector to competition.

As of January 1, 2001, alternative carriers have been permitted to offer local and regional indirect calls, and as of June 30, 2001, customers have been allowed to keep their existing phone numbers while changing to a different access operator. ICP-Autoridade Nacional de Comunicações, or ICP-ANACOM, the national regulator for the sector, has been committed to making number portability and carrier selection more efficient and has passed specific regulations relating to these issues following consultation processes carried out in previous years. The universe of calls eligible for carrier selection has been recently enlarged, including today most non-geographic numbers.

In January 2002, liberalization of the telecommunications sector advanced a step further with the long promised unbundling of the local loop. However, technical and administrative restrictions by the historical monopoly telecommunications operator Portugal Telecom, or PT, did not allow for widespread use of this functionality, effectively preventing the new operators from exploiting this new opportunity. However, during 2005 important determinations by ICP-ANACOM improved procedures and schedules and introduced significant reductions in local loop transfer and monthly charges. This allowed two telephone operators (including ONI) to offer services, in competition with PT, in more than 100 exchanges by the end of 2005.

Competition

In the fixed line business area, ONI is competing for market share primarily with PT, which historically held a monopoly on fixed line services in Portugal. Currently, in the first stages of liberalization of this area, PT continues to hold a dominant position in this market. Other fixed line operators in Portugal include Novis, controlled by Sonae.Com and France Telecom, and AR Telecom. Based on data released by ICP-ANACOM, in the fourth quarter of 2005 new operators accounted for 24% of the total minutes in the fixed line area.

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

REGULATION

Our activities in the telecommunications area subject us to a number of regulatory regimes, including licensing requirements and operating conditions. ONI holds licenses for the establishment and operation of public telecommunications networks (ICP-05/99-RPT, granted June 14, 1999) and the provision of Fixed Telephony Service (ICP-001/99-SFT, granted August 10, 1999). ONI also holds a registration for the provision of public use telecommunications services (Register-006/99 dated January 20, 1999). ONI was awarded two licenses for the use of frequencies aimed at fixed wireless access in the 3.6-3.8 Mhz and 24.5-26.5 Ghz bands (ICP-01/99-FWA and ICP-05/99-FWA granted December 29, 1999). In 2003, ONI requested the revocation of the 3.6-3.8 Mhz band license. The difficulties of installing terminal equipment in buildings and the lack of scale, together with other technological difficulties, made the operation of a fixed wireless network difficult and uneconomical in most cases. The Portuguese telecommunications regulator has developed a public consultation process for the review of the FWA licenses regime and new tariffs have been fixed by the government with significant decreases; we are still waiting for the new license document to be issued by ICP-ANACOM.

Legislative and regulatory measures have been taken in recent years to change the telecommunications market in Portugal from a monopoly held by the incumbent PT to a fully open and competitive market. PT operates under a concession, which granted to it the right for 30 years from March 20, 1995, renewable thereafter for successive periods of 15 years upon agreement by the government and PT, to provide, among other things, domestic and international public fixed voice telephone services and leased lines and to install and operate the related basic telecommunications network in Portugal. By the end of 2002, the government released the infrastructures that constitute the basic telecommunications network from public domain and sold them to PT, pursuant to the amendment of the terms of the concession introduced by Decree law no. 31/2003, of February 17, 2003.

In 2002, the EU agreed upon a new regulatory framework for electronic communications networks and services adopting a number of directives (known as the Review 99 Telecom package) relating to the telecommunications sector, the latest of which is Directive 2002/77/CE, of September 16, 2002, on competition in the markets for electronic communications networks and services. This package was implemented in Portugal through the Electronic Communications Law (Decree Law no. 5/2004, of February 10, 2004), also known as Regicom. This law revoked several former statues including Decree Law no. 91/97, of August 1, 1997, as amended by Decree Law no. 29/2002, of December 6, known as the Basic Telecommunications Law, which had been adopted in Portugal in anticipation of the full opening of competition in the Portuguese telecommunications market. In accordance with EU Legislation, this law established the principle of telecommunications liberalization, therefore abolishing the exclusive rights of PT, and provided that the Portuguese telecommunications market would be fully opened to competition as of January 1, 2000.

Decree law no. 1/2005, of January 3, 2005, has defined new procedures to ensure transparency and fair competition in the award of public administration and electronic communications contracts and has provided access to these important markets.

Legislative framework

Following the revocation of the Basic Telecommunications Law, the Electronic Communications Law now provides the legislative framework and basis for telecommunications regulation in Portugal. The Portuguese government enacted this law in order to comply with and implement a number of directives on telecommunications adopted by the EU Council of Ministers on March 7, 2002 (part of the Telecom Package). The other key elements of the framework of laws and regulations that apply to the telecommunications sector in Portugal are:

•	regulations to be adopted by the Portuguese telecommunications regulator to implement and give effect to different provisions of the Electronic Communications Law (on a transitory basis certain provisions of the regulations approved under the former Basic Telecommunications Law have been kept in effect until the new regulations are approved);

•	decree laws not revoked by the Electronic Communications Law and concerning in particular the use of radio frequencies, the approval and free circulation of terminal and radio equipment and the regime on telecommunications infrastructures in buildings;

•	directives, recommendations, and policies of the EU;

•	legislation establishing and defining the responsibilities of the ICP-Autoridade Nacional de Comunicações, or ICP-ANACOM, as the Portuguese telecommunications regulator and the Ministry of Public Works, Transport and Communications, or MOPTC, as the government entity with basic responsibility for telecommunications policy in Portugal; and

•	ICP-ANACOM determinations and regulations issued on the basis of specific powers granted by specific legislation, which follow the relevant market analysis developed in accordance with the new EU regulatory framework.

Broadly, the Electronic Communications Law introduced, among other things, (i) new rules on access to telecommunications infrastructure, (ii) increases of administrative fines and (iii) the reinforcement of the powers and autonomy of ICP-ANACOM, namely by granting it powers to approve and publish legally binding regulations, to define the relevant telecom markets in the context of the new regulatory framework and to identify companies with significant market power.

ICP-ANACOM has completed its review of 15 of the 18 retail and wholesale markets listed identified by the European Commission as the relevant product and service markets in the electronic communications sector for the purposes of ex ante regulation and found that Portugal Telecom has significant market power many of the markets reviewed. A review of the mobile access/origination, international roaming and broadcasting markets has not yet been completed.

Due to the approval of the Electronic Communications Law, which entirely superseded the Basic Telecommunications Law and almost all previous ancillary legislation, different regulations have been passed, including the implementation of a new municipal tax for rights of way, access to the PT network and its physical infrastructure, the definition of the relevant markets to be subject to ex-ante regulation, and the identification of companies with significant market power and their inherent obligations. ICP-ANACOM has completed the relevant markets analysis following the EU methodology with the exception of the ones concerning mobile access/origination, international roaming and broadcasting wholesale services.

Extensive regulation has been adopted on issues like unbundling of the local loop, or ULL, wholesale line rental, or WLR, voice over Internet Protocol, or VoIP, mobile and fixed network termination fees and ADSL wholesale offers. More regulation is expected in 2006 concerning, among other things, the implementation of new wholesale offers by PT, in particular the interconnection flat rate and the Reference Offers of leased lines and access to ducts, and the improvement of QoS and SLAs concerning ULL and the granting of frequencies for WiMax systems.

During 2005, ICP-ANACOM adopted several determinations relevant to specific concerns, including decisions on regulated wholesale offers from PT. For instance, as regards the reference offer for wholesale unbundled access to the local loop, ICP-ANACOM adopted several decisions imposing amendments to the terms and conditions of the offer, establishing maximum time periods for the provision and installation of requested copper pairs, price caps on installation and monthly fees, service levels and compensations for their respective breach and contract termination procedures in the context of client migration to new operators or service providers. ICP-ANACOM has further reviewed monthly fees for full and shared access to the local loop in 2006, with the imposition of additional decreases.

ICP-ANACOM also adopted decisions on the issue of call termination rates on public telephone networks provided at a fixed location for operators with significant market power, other than PT. Several operators, including ONITELECOM, have judicially challenged this imposition of a price control obligation on wireline operators other than PT as regards termination rates for calls to fixed networks. ICP-ANACOM has also made determinations on certain conditions of the wholesale broadband access offer “Rede ADSL.PT.” In the context of interconnection, a public consultation was carried out by ICP-ANACOM regarding the introduction of flat rate (capacity-based) interconnection, although introduction of this new interconnection format in the current interconnection reference offer has not yet taken place.

Number portability conditions were also revised during 2005, with the approval of the Portability Regulation. At the end of 2005, ICP-ANACOM approved a new regulation on carrier pre-selection which extended carrier pre-selection to non-geographic services. Furthermore, several determinations were adopted regarding the conditions to be observed by PT in its reference proposal for a wholesale subscriber line resale offer.

With respect to data protection in electronic communications networks, Law no. 41/2004, of August 18, 2004, has implemented the corresponding EU directive.

The Portuguese regulator

Although MOPTC retains basic responsibility for telecommunications policy in Portugal, ICP-ANACOM, acting under new statues approved by Decree law no. 309/2001, of December 7, 2001, is allowed to act with great autonomy and is entrusted with a wide range of responsibilities regarding the regulation, supervision and representation of the telecommunications sector. The Electronic Communications Law also defines the main objectives of regulation and gives ICP-ANACOM the main responsibilities foreseen in the new EU legal framework.

Licensing and registration

The new EU Licensing Authorisation prohibits any limitation on the number of new entrants in telecommunications markets, except as required to ensure an efficient use of radio frequencies. The licensing regime is based on general authorizations as opposed to individual licenses. However, it permits national regulatory authorities to make the granting of numbering and radio frequency resources subject to individual usage rights.

To facilitate implementation of the EU Authorisation Directive, the Electronic Communications Law introduced a new concept regarding access to the telecommunications market. According to the relevant provision, telecommunications services normally fall under a general authorization regime (Regime de autorização geral). This, in turn, requires that the entities that provide telecommunications services in Portugal are obligated to (i) provide ICP-ANACOM with a summary and description of the services they intent to offer, (ii) communicate the date planned for the launch of their activity and (iii) provide certain identification elements under terms defined by ICP-ANACOM and recently published. After the provision of this information to ICP-ANACOM the companies may immediately start their activity.

If the provision of the relevant services requires individual rights of use for frequencies or numbering resources, these rights can only be granted through an open, transparent and non-discriminatory procedure. The specific rules applicable to this procedure will be established by ICP-ANACOM, unless it relates to services to be made available for the first time in a specific frequency band, or relates to frequencies available for the first time and involves a competitive selection between several interested parties. In cases in which the service is available for the first time, the government will be responsible for approving the relevant applicable regulations.

Pricing and fees

Telecommunications operators in Portugal other than PT are free to establish the prices for their services. In December 2002, PT entered into a pricing convention with ICP-ANACOM and the former DGCC, the Portuguese trade and competition department within the Department in the Ministry of Economy, which established price caps on PT’s prices for fixed telephone services (i.e., installation charges, line rental fees and prices for domestic and international telephone calls in the context of PT’s obligations as the universal service provider), leased lines and telex. Prices must be transparent, cost oriented and non-discriminatory and must be published in the Official Gazette. Although the pricing convention lapsed at the end of 2003, the underlying pricing principles continue to apply in accordance with Article 124 of the Electronic Communications Law.

Operators and service providers must pay administrative fees to ICP-ANACOM, established by MOPTC. The amount of these fees remains to be determined, as the relevant fees due under the Basic Telecommunications Law are no longer applicable under the Electronic Communications Law. The granting of numbering resources will also be subject to administrative fees that are different from those under the previous legal framework. The possibility for competitive bidding or auction procedures for the allocation of numbers and frequencies is also considered in the Electronic Communications Law.

Interconnection

Interconnection regulation is now generally regulated by the Electronic Communications Law. The basic principle is that operators are free to negotiate the technical and commercial terms and conditions applicable to interconnection agreements. However, it has also granted ICP-ANACOM a wide range of powers not only to intervene in dispute resolution or to stipulate “ex-ante” conditions (including with respect to termination fees in the networks of new competitors, which has been recently implemented), but also to introduce certain conditions deemed necessary to modify existing interconnection agreements. ICP-ANACOM reviews on an annual basis the Reference Interconnection Offer of the incumbent and defines the tariffs to be charged each year.

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

Internet advertising activities are subject to the relevant restrictions of the Portuguese Advertising Code, to Portuguese legislation applicable to home advertising and, more recently, to Decree law no. 7/2004, of January 7, 2004, or the E-Commerce Law implementing the corresponding EU e-Commerce Directive, as described below. In addition, sales through the Internet can be considered a form of retail sale and subject to Decree law no. 143/2001, of April 26, 2001, pursuant to which a consumer has the right to cancel a contract within 14 business days to 3 months, depending on the extent to which the seller has complied with the information requirements established by this decree law.

On June 8, 2000, in order to ensure the free circulation of electronically provided services, including commerce between Member States, the EU adopted the E-Commerce Directive (2000/31/EC). This Directive sets out two main principles: services electronically provided by an ISP established within a Member State are required to comply with the legal requirements of such Member State (country of origin principle); and any Member State may not, as a rule, restrict the electronic services provided from another Member State (principle of mutual recognition). Portugal has recently implemented this directive in the E-Commerce Law (approved by Decree law no. 7/2004, of January 7, 2004) and, although exceptions apply to several matters such as tax, competition, personal data, and gambling activities, this law sets out the main rules applicable to the provision of services using Internet and online contracting.

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

TELECOMMUNICATIONS ACTIVITIES

Infrastructure

ONI has in place an extensive infrastructure to provide telecommunications services, which includes approximately 1,300 kilometers of fiber optic cable owned by ONI and 6,000 kilometers of fiber optic cable leased from REN, EDPD and Transgás, including multiple strings, for a total of approximately 125,000 kilometers of fiber optic owned by ONI and 40,000 kilometers of fiber optic leased from REN, EDPD and Transgás. As a result, the total length of fiber optic available to ONI, in Portugal, is approximately 165,000 kilometers. ONI currently has approximately 420 points of presence (PoPs) and 5 network central offices, 2 in Lisbon, 1 in Porto, 1 in Madeira and 1 in Azores. At the end of 2000, ONI linked its fiber optic network to Iberdrola’s network, creating two new connections to Spain and adding to the existing connection with the network of Comunitel.

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

During 2005, Oni extended its fiber optic network by extensively deploying access connections to 60 ADSL exchanges, co-located with the incumbent (PT) switching exchanges, under the ULL process to support ONI’s mixed voice and broadband internet access network, which added an additional length of 180 kilometers of fiber optic cable and approximately 1,200 kilometers of optical circuits.

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

In Portugal, at December 31, 2005, ONI had approximately 113,000 active clients generating demand for approximately 2.7 million minutes per day, or an aggregate of 978 million minutes in 2005 (including transit, calling cards and special services). In comparison, in 2004 ONI’s fixed line operation in Portugal accounted for approximately 991 million minutes of voice traffic.

According to a report by ICP-ANACOM for the fourth quarter of 2005, ONI holds an overall market share in fixed line telephone traffic of approximately 4.3%, which corresponds to approximately 15.7% among the new fixed line operators in Portugal.

Internet access services

ONI has high capacity platforms to provide Internet access services and is operating as an ISP. In 2005, ONI generated 0.7 million minutes per day in Portugal for an aggregate of approximately 272 million minutes, which represents a decrease from 418 million minutes in 2004, due to a loss of clients during 2005 and the transfer of clients from “dial-up” to Asynchronous Digital Subscriber Line, or ADSL.

In July 2002, ONI launched an ADSL product that allows high speed Internet access over regular telephone lines and that can be installed by end users over their existing telephone lines.

At the end of 2005, the total number of ADSL clients in Portugal were 697,652 (compared with 420,631 in 2004), according to ANACOM report. ONI captured 10.5% of new clients that entered the market during 2005 and had approximately 43,000 ADSL residential clients by December 31, 2005, compared with 14,000, or 3.3% in 2004.

FINANCIAL RESULTS

As a recent entrant in the telecommunications sector ONI has incurred significant operating costs in connection with developing and sustaining its business. In 2005, ONI had revenues of €278.4 million, of which €5 million was generated from services provided to the EDP Group, and an operating loss of €61.8 million compared with, in 2004, revenues of €325.1 million, of which €10.0 million was generated from services provided to the EDP Group, and an operating loss of €85.1 million. ONI’s 2005 operational capital expenditures for fixed line communications in Portugal were approximately €17.3 million compared with approximately €13.0 million, excluding €20 million capitalized as an intangible asset related to the right to use the fiber optic leased to EDPD in 2004. ONI’s total assets at the end of 2005 were €343 million compared with €775 million at the end of 2004, as a result of the sale of Comunitel.

ONI’s current assessment of expenditures for the period 2006-2008 in the telecommunications area anticipates an investment by ONI of approximately €50 million almost exclusively for network infrastructure and client connections and equipment, although the amount of investments may change as ONI’s plans develop.

In 2005, ONI reinforced its shareholders’ equity in the amount of €210.7 million, as a result of the incorporation of shareholders loans (€130.2 million) and shareholders’ supplemental paid in capital (€80.5 million)

OTHER INVESTMENTS AND INTERNATIONAL ACTIVITIES

We have a 30% shareholding in REN, the operator of the Portuguese electricity transmission grid. The other shareholder of REN is the Portuguese Republic, which purchased its 70% holding in REN from us in late 2000. For more information on REN and the Portuguese transmission network, see “—Transmission—Portugal” and “—Generation—Portugal.”

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

We have a 11.11% interest in Tejo Energia, which was incorporated in October 1992 and acquired the Pego thermal power plant from us in November 1993. The other shareholders of the company are International Power (50%), and Endesa Europa (38.89%). The Pego plant has two coal units with an installed capacity of approximately 300 MW each. Presently, Tejo Energia sells all the energy it produces to the PES through REN under a long-term PPA.

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

We hold a 21% interest in a consortium that has as its major investment an 80.88% stake in the capital of Empresa Eléctrica de Guatemala S.A., or EEGSA, an electricity distribution company in Guatemala. In 2005, EEGSA had approximately 775,000 customers, a sales volume of 3,834 GWh and a service area of 6,200 square kilometers. EEGSA is Central America’s largest distribution company. In 2005, EEGSA generated €473.7 million in revenues and had a net income of €38.9 million. The consortium is made up of EDP, Iberdrola and Teco Energy, a Florida electric company.

We also own a 21.19% stake in CEM – Companhia de Electricidade de Macau, S.A., or CEM, the electric utility company of Macau. In 2005, CEM had approximately 203,000 customers and sold 2,112 GWh of electricity. In 2005, CEM had revenues of €283.9 million and net income of €44.4 million. CEM has the concession for generation, transmission and distribution in Macau until December 2010. CEM serves a population of approximately 450,000 in an area of 28 square kilometers.

In late 1999, we formed a consortium, 60% owned by us and 40% owned by AdP-Águas de Portugal, which was chosen by the government of Cape Verde to acquire a 51% interest in Electra, for which we paid €27 million. Electra produces and distributes electricity and water in Cape Verde. In 2005, Electra produced 236 GWh of electricity, compared to 219 GWh in 2004, and distributed 162 GWh to 77,728 customers in an area of 4.030 square kilometers. Also in 2005, Electra produced 4.3 million cubic meters of water and distributed 2.9 million cubic meters of water to 26,695 customers. Electra had revenues of €33.1 million and a net loss of €4.9 million in 2005.

SUBSIDIARIES, AFFILIATES AND ASSOCIATED COMPANIES

Apart from EDP Produção, EDPD, HidroCantábrico, our Brazilian companies and ONI, we have a number of subsidiaries that provide various services to our other companies. Some of these subsidiaries also provide services to third parties. These entities contributed €174.6 million in revenues in 2005.

EDP Valor integrates some of our service companies with the objective of achieving cost reductions within EDP through the consolidation of resources and the centralizing of purchasing activities. Since the first quarter of 2002, EDP Valor has extended its services to EDP Produção and EDPD.

Edinfor—Sistemas Informáticos, S.A. develops, operates and markets software and systems, and provides consulting and vocational training in information technology. Edinfor holds a 100% interest in ACE-SGPS, which is a holding company for Portuguese companies that provide management, strategic and information systems consultancy, corporate turnaround and organization restructuring services, and other services. Following the sale of 60% of our stake in Edinfor to LogicaCMG in April 2005, we now hold 40% in Edinfor. As a result of this partnership with LogicaCMG, we expect to increase focus on our core business, while maintaining the availability and security of key systems and enhancing Edinfor’s growth potential. Under the terms of this sale, we may have the option to sell our remaining 40% interest in Edinfor to LogicaCMG after two years.

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

HidroCantábrico is in the process of divesting its non-strategic businesses, as reflected by the sale of its shareholding in Retecal. On October 20, 2004, HidroCantábrico sold its total shareholding of 34.96% in Retecal to Group Corporativo Ono. The cash proceeds from this sale amounted to €57.5 million, while the book value of the shareholding was €32.8 million. HidroCantábrico continues to own 45.95% of Sociedad Promotora de las telecomunicaciones en Asturias, S.A.

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this report. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as adopted by the European Commission for use in the European Union. IFRS differs in significant respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP, as they relate to us, see “—IFRS Compared with U.S. GAAP” below and Note 48 to our audited consolidated financial statements.

The SEC has adopted an accommodation permitting eligible foreign issuers for their first year of reporting under IFRS to file two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS. We are required to prepare our financial statements for the year ended December 31, 2005 for the first time in IFRS, and this annual report on Form 20-F has been prepared in reliance on the SEC accommodation. As a result, the operating and financial review that follows covers the fiscal year 2005 and comparable fiscal year 2004. Unless otherwise indicated, the following discussion relates to our IFRS financial information.

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

Over the last decade, Portugal has experienced a stronger rate of economic growth than many other EU Member States. From 1995 through 2005, Portugal’s real gross domestic product, or Portugal’s GDP, grew at an average annual rate of 2.1%, as compared with an average of 2.0% for all 15 Member States of the EU. Portugal, like other European countries, was affected by a recession from 1992 through 1994. Since 1996, however, the Portuguese economy has recovered, and growth in Portugal’s GDP has exceeded the EU average. The structure of Portugal’s economy has been undergoing significant changes, as higher value-added sectors, such as manufacturing and services, have gained relative importance compared to lower value-added sectors, such as agriculture. In 2005, Portugal’s GDP increased by approximately 0.3%, compared to a growth rate of 1.3% in the euro zone. Portugal’s GDP increased by 1.0% in Portugal in 2004 and declined by 1.0% in 2003. The slowdown in the Portuguese economy in 2003 was mainly the result of international economic factors, principally the difficulty experienced in the euro zone and North America as these areas attempted to stage economic recoveries, lower demand in Portugal and a decline in EU exports as a result of the appreciation of the euro against the U.S. dollar. In addition, budgetary restrictions in several EU countries prevented the adoption of expansionary economic policies. Despite the unfavorable macroeconomic environment, electricity consumption in Portugal grew by 6.0% in 2005, one of the fastest growing rates in the euro zone, driven by a cold winter and a particularly warm summer.

In Spain, where we currently have a 95.7% ownership stake in HidroCantábrico, GDP growth was 3.4% in 2005, compared to 2.7% in 2004 and 2.4% in 2003. In 2005, Spain had one of the highest-performing European economies, significantly above the EU average, despite the difficult international economic environment in 2005, particularly in Europe. Electricity consumption growth in the Spanish market was 4.3% during 2005, compared with 4.0% in 2004.

During 2002, Brazil experienced a series of events that had a negative effect on its economy. On the international front, the troubled state of several of the major economies of Latin America, especially Argentina’s default on its debt obligations and the Argentine government’s decision to remove the peg of the Argentine peso to the U.S. dollar, raised fears that Argentina’s economic difficulties would spread to Brazil. On the domestic front, the Brazilian economy was significantly affected by the energy rationing program implemented by the Brazilian government, the weakening of demand in Brazil and the uncertainty surrounding the results of the October 2002 presidential elections, which raised concerns over the continuity of a number of economic reforms. In 2003, Brazil experienced a positive turnaround in its economy, reflected in inflation indicators and currency exchange rates. This turnaround was largely due to improved liquidity in international financial markets, the economic growth of Brazil’s main commercial partners (China, Argentina and the United States of America), adherence to the targets of inflation policy, agreement on primary surplus levels with the IMF and improvement in Brazil’s trade balance, which reached U.S.$24,800 million in 2003. In 2002, the real depreciated 52.2% against the U.S. dollar, reflecting the increased financing requirements and a decrease in the inflow of foreign capital. In 2003, 2004 and 2005, the real appreciated 18.2%, 8.7% and 13.4%, respectively, against the U.S. dollar, following the macroeconomic turnaround and the monetary policy implemented by the government. As a consequence, the Brazilian real reached 3.53 reais per U.S. dollar in 2002 compared with 2.89 reais, 2.65 reais and 2.34 at the end of 2003, 2004 and 2005, respectively. At the end of 2003, 2004 and 2005, the real reached 3.66 reais per euro, 3.62 reais per euro and 2.74 reais per euro, respectively. Brazilian GDP grew 1.93% in 2002, decreased by 0.22% in 2003 and increased again in 2004 and 2005 by 4.9% and 2.3%, respectively.

Despite improvements in certain economic indicators and in currency exchange rates, the tight monetary policy pursued by the Brazilian government in 2003 adversely affected the domestic economy. However, in 2004, the effects of a less restrictive monetary policy began to produce results and economic growth became more visible. In September 2004, the Brazilian Central Bank began to implement a policy of increasing interest rates, since inflation indicators were not converging toward the targets set for 2005. According to the Brazilian Central Bank, market estimates indicate that Brazil’s GDP will grow by approximately 3.6 in 2006.

Regulatory factors

Since the 1990s, the policy of successive Portuguese governments has been to remove barriers to trade, privatize state-owned companies and liberalize key economic sectors, such as telecommunications, transportation and energy and power. Prior to 1988, we had a nearly complete monopoly of the electricity generation, transmission and distribution business in Portugal. Since 1988, however, competition has increased in the generation business and is expected to continue to do so during the next few years as the EU competition policy is implemented. In 1999, ERSE implemented measures to encourage competition in the distribution of electricity in Portugal and since August 18, 2004, all consumers have been able to choose their supplier. To learn more about these measures, you should read “Item 4. Information on the Company—Portugal—Generation—Competition.”

Tariffs are set by ERSE pursuant to a periodic registration of regulatory parameters. In November 2001, ERSE published the regulatory framework for the 2002-2004 regulatory period. For 2002, in nominal terms, tariffs increased across all voltage levels by an average of 2.2% from the 2001 levels. For 2003, in nominal terms, tariffs increased across all voltage levels by an average of 2.8% from the 2002 levels. In real terms, adjusted for inflation, very high-, high- and medium-voltage tariffs have declined by an average of 3.4% over the period 1999 to 2004. The tariffs for low-voltage customers also declined, in real terms, by an average of approximately 3.1% over the same period. For 2004, in nominal terms, tariffs have increased across all voltage levels by an average of 2.1% from the 2003 levels. In real terms, very high-voltage tariffs have increased 1.6% between 2003 and 2004, high-voltage tariffs remained stable, medium-voltage tariffs decreased by 0.1% and low-voltage tariffs increased 0.1%. Tariffs in 2004, in real terms, decreased 0.4% on average across all voltage levels. Tariffs in 2004, in real terms, increased 0.21% on average across all voltage levels. For 2005, in nominal terms, tariffs increased across all voltage levels by an average of 2.3% from 2004 levels. In real terms, very high-voltage tariffs decreased 2.1% between 2004 and 2005, high-voltage tariffs and medium-voltage tariffs decreased by 0.6% and low-voltage tariffs decreased 0.2%. For 2006, in nominal terms, tariffs increased across all voltage levels by an average of 5.1% from 2005 levels. In real terms, very high-voltage tariffs have increased 14% between 2005 and 2006, high-voltage tariffs and medium-voltage tariffs increased by 14% and low-voltage tariffs remained flat. To learn more about these tariffs, you should read “Item 4. Information on the Company—Portugal—Tariffs.”

In Spain, following the trend of privatization and liberalization in other regulated sectors, a new regime was introduced in 1997 by Law 54/97 whereby management, transmission and distribution of electricity remained the only regulated activities in the electricity sector. Furthermore, in order to accomplish a complete unbundling between generation and transmission activities, accounting separation was established for companies carrying out both activities. Under this framework, a wholesale market run by OMEL was established for generation activities. Customers above a determined voltage threshold were allowed to choose their electricity supplier, while REE, a state controlled entity, remained responsible for the technical management of the transmission grid. In recent years, further measures have been implemented to enhance competition, and since January 1, 2003 all customers can choose their electricity supplier. All customers have the option to remain regulated and subject to the electricity tariff or to enter into a contract with a supplier at a market rate.

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

Brazilian distribution tariffs are adjusted annually by ANEEL, pursuant to a parametric formula provided for in each distribution company’s concession contract. When adjusting distribution tariffs, ANEEL segregates the costs of the distribution concessionaires between costs that are beyond the control of the distributor (known as Portion A costs) and costs that are within the control of the distributor (known as Portion B costs). The rules for calculating the transfer of electricity-purchasing costs to customers’ tariffs have not been changed by the New Electricity Law with regard to electricity purchase contracts executed prior to March 16, 2004, with limits based on normative values determined by ANEEL. The transfer calculation criteria for contracts to purchase electricity executed after that date have been changed.

Electricity trading in Brazil is governed by Law no. 9,648, of May 27, 1998, as amended, and Decree no. 2,655, of July 2, 1998, as amended. Trading is subject to a competitive regime in which several agents may participate, including the generators, operating under either the public service or independent production classifications, and the agents, trading or importing electricity. Unlike distribution and transmission services prices in Brazil, which are regulated, electricity trading prices are freely negotiated based on market conditions.

Factors affecting the comparability of our results of operations

In the first half of 2002, we acquired 39.5% of HidroCantábrico and started proportionally consolidating the company as of June 1, 2002 at the 40% level. Our 2002 consolidated financial statements included HidroCantábrico’s contribution for the last seven months of 2002, whereas in 2003 and 2004, our consolidated financial statements included HidroCantábrico’s contribution for the full year. Since December 31, 2004, HidroCantábrico was fully consolidated.

Until December 2004, the investment in Portgás was consolidated under the equity method. In 2005, pursuant to the acquisitions of the joint control of the company, Portgás was proportionally consolidated in our financial statements.

In 2005, we concluded the restructuring of our subsidiary in Brazil, Energias do Brasil, by launching an initial public offering in July 2005, which reduced our shareholding in the company to 62.4%. Also in 2005, we discontinued the operations of Edinfor and Comunitel. In April 2005, we sold 60% of our 100% stake in Edinfor, a company that develops, operates and markets software and systems and provides consulting in information technology. Since January 2005, Edinfor has been consolidated through the equity method. In September 2005, ONI, our telecommunications company, sold Comunitel, a telecommunications company operating in Spain. Comunitel was fully consolidated in our financial statements until its sale in September 2005.

Operating margin

Our operating margin and net profit in 2005 increased by 260% and 2,402%, respectively, from 2004.

The increase in our 2005 operating margin was the result of the Consolidation of HidroCantábrico’s 2005 annual profit and loss account, which benefited from the high pool prices, the strong contribution of Energias do Brasil due to tariff adjustments and a 3.0% growth in electricity consumption in our distribution concession areas. Additionally, EDP benefited from the successful implementation of the Human Resources Restructuring Program, additional generation capacity from the new third unit at the Ribatejo CCGT plant (392 MW) and an additional 59 MW of wind farms in Iberia.

Our costs are influenced by inflationary trends, fluctuations in fuel costs and hydrological conditions. In years with less favorable hydrological conditions, or drier conditions, use of thermal power can increase significantly, causing our spending on fuel to increase substantially. In years with more favorable hydrological conditions, or wetter conditions, the opposite result occurs. To smooth the impact on earnings and customer prices, the “hydro account” was established. The hydro account is discussed below in “—Hydrological correction account,” “2005 compared with 2004—Operating costs and expenses,” and note 31 to our consolidated financial statements.

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

PPAs

We entered into several PPAs, which are treated as finance leases under U.S. GAAP. The evaluation of whether an arrangement contains a lease within the scope of Statement 13 and EITF 01-8 is based on the substance of the arrangements. The PPAs include agreements that, although not nominally identified as leases, meet the definition stated in the above-mentioned statements, in particular that a lease transfers substantially all of the benefits and risks related to the property to the lessee. In substance, these contracts explicitly identify the power plants with which we produce power exclusively for REN and we cannot use any other power plant to supply power to REN. Additionally, these contracts convey the right to use the power plants and require that the total production is acquired by REN, the entity that is the lessee.

The PPAs are considered capital leases for U.S. GAAP purposes due to the fact that the contracts transfer the risks and rewards of usage to the lessee during the lease term, that they transfer the ownership of the property to REN at the end of the lease term and that the lease terms are the same as the useful lives of the power plants.

On January 27, 2005, in accordance with Decree law no. 240/2004, of December 27, 2004, we signed early termination contracts of the PPAs related to the binding electricity power plants. The termination agreements’ effects are suspended until a set of conditions is met – which includes the start up of the spot market that assures the sales of generated electricity, and the attribution of non-binding production licenses. When the conditions are met allowing for the effective termination of the PPAs, we will reassess the accounting of the power plants under U.S. GAAP.

As permitted under IFRS, these assets are classified as tangible fixed assets and amortized on straight-line basis at rates, which reflect the economic useful lives of each category of fixed assets.

On December 2, 2004, IFRIC 4 – Determining whether an arrangement contains a lease as defined in IAS 17, was published and became effective only after January 1, 2006. An arrangement that contains a lease will be the same under IFRS and U.S. GAAP, effective January 1, 2006.

Under IFRIC 4, in accordance with the transition regime set by this rule, PPAs should be analyzed based on the existing information and facts at the date of such transition, as to whether in substance the contracts are a financial lease. On this basis, Decree law no. 240/2004 that established the early termination of PPAs and the terms of the termination agreements signed in January 2005 by us relating to the electric generation facilities in PES, are relevant facts that should be taken in consideration, in the assessment of the adoption, of IFRIC 4 effective January 1, 2006.

Hydrological correction account

In prior years, before the adoption of IFRS, the balance was reported as a liability in accordance with local legislation. On transition, under IFRS a value for accrued income was set up as an asset with an increase in shareholder’s equity.

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

During 2004, Decree law no. 240/2004 was issued, with the purpose of regulating the early termination of the PPAs, a step toward the liberalization of the energy market within the Iberian Peninsula. This decree law states that with the introduction of the free trading market, the government will be required to introduce a new regulation regarding the purpose and scope of the hydro account as well as the mechanisms to compensate producers for their increased risks resulting from the early termination of PPAs.

As a result of the introduction of this regulation mandated by the above-mentioned decree law, and in light of the above-mentioned government announcement, our board of directors and management consider that it is probable that the hydrological correction mechanism will be terminated. At such date the liability recorded for the hydro account, including the balance relating to pre-1994 activity, will be payable to a third party to be nominated by ERSE. Moreover, since this regulation can only be introduced simultaneously with the effective liberalization of the energy market in the Iberian Peninsula, our board of directors and management consider that the accrued income accounted as an asset ceased to have any future economic benefits. Therefore, at the end of 2004, we recorded a full valuation allowance against the asset recorded in our IFRS and U.S. GAAP accounts in the amount of €315 million as at December 31, 2004. During 2005, payments made by EDP to ERSE or an entity nominated by regulator have been recorded against that account.

Impairment of long-term assets

Under IFRS, property, plant and equipment and other long-lived assets are impaired when the carrying amount of an asset exceeds the higher of the asset’s value-in-use (discounted present value of the asset’s expected future cash-flows) and fair value less costs to sell. The impairment loss is based on the recoverable amount, the higher of the asset’s value-in-use and fair value less costs to sell.

Under U.S. GAAP an impairment loss should be recognized when an impairment review indicates that the sum of future cash-flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying value of the asset exceeds its fair value.

Goodwill is reviewed for impairment at the end of the first complete financial year after the relevant acquisition, and thereafter, if events or changes in circumstances to indicate that the carrying amount may not be recoverable. When conducting a review for impairment, consideration is taken of the regulatory and contractual aspects of our operations.

Uncertainties exist when assessing the recoverability of the carrying amounts of the tangible and intangible fixed assets because the assessment is based on the best information available at the date the assessment is made.

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

Employee retirement benefits

We have a commitment to complement the retirement and survivors’ pensions of those employees subject to the A.C.T., a collective labor agreement, to the extent that these are not covered by the government’s social security plans. Those employees have the option of taking early retirement, subject to certain conditions relating to pre-defined age and length of service requirements. Retired employees retain the right to medical assistance with similar conditions as those for employees on the active payroll. The entitlement to these benefits is usually conditioned on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using valuations performed by independent qualified actuaries. The pension plans are generally funded by payments from the EDP Group companies, taking into account the actuarial assumptions agreed with the independent qualified actuaries.

There are numerous uncertainties inherent in estimating employee retirement benefits and assumptions that are valid at the time of estimation, may change significantly when new information becomes available. Fluctuations in the rates and other assumptions used for the actuarial valuations may, ultimately, result in actuarial gains or losses that, in accordance with the relevant accounting criteria, will be recognized in the financial statements.

Deferred income taxes

Deferred income taxes, recoverable and payable, have been included in our balance sheet as deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amount of assets and liabilities and their tax bases.

There are inherent uncertainties in estimating deferred income taxes, including the ability to generate future taxable income by companies that have recognized deferred tax assets in the periods in which the temporary differences revert in the income statement.

Under U.S. GAAP we consider if an allowance should be recognized based on the weight of available evidence and whether it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Deferred tax liabilities and assets are adjusted in the period of enactment for the effect of an enacted change in tax laws or rates, under U.S. GAAP. These facts could lead to a change in our earnings for future periods.

Revenue recognition

Under both IFRS and U.S. GAAP, revenues from retail electricity sales are recognized when monthly billings are made to customers for energy sold. Each customer’s monthly bill is based on meter readings performed on a “cycle basis” during each month and their historical consumption. In order to properly match revenue with related expenses (power costs, distribution expenses, etc.), estimated “unbilled revenues” are accrued for electricity provided from meter read dates to each month-end. Such estimated unbilled revenues are based on our net system load, the number of days from meter reading to the end of each calendar month, and current retail customer rates.

Regulatory assets and liabilities and tariff adjustments

In Portugal, the tariffs for electricity supplied to clients in the Binding Sector are determined by ERSE. In accordance with the IFRS conceptual framework, regulatory assets and liabilities, including tariffs adjustments, are not recognized and on that basis, at the transition date, these assets and liabilities were adjusted against reserves. Under IFRS, regulatory assets and liabilities which relates to deferred costs and deferred income, respectively, defined and regulated by ERSE, being recoverable or payable through tariff adjustments to be charged to customers in future years were also adjusted against reserves on transition. These future tariffs adjustments are recorded as income in the period when they are charged to costumers.

Under U.S. GAAP, the tariff adjustment for the regulated activity in Portugal is eliminated because, in substance, management, believes that the tariff adjustments regulation does not meet in full the criteria set out in SFAS 71. Even though the scope criterion of SFAS 71 is met with respect to the regulated activities in Portugal, due to the uncertainty in relation to future income being in an amount at least equal to the capitalized cost or a situation of a permanent roll forward of cost with current year costs being deferred and prior cost being recovered in each period, the asset recognition criteria as defined in SFAS 71 is not met. As a result, tariff adjustments related to Portuguese activities, consistent with the accounting treatment under IFRS, are also not reflected in U.S. GAAP accounts.

However, the regulatory assets and liabilities, including the tariff adjustments mechanism set out by the regulator (ANEEL) regarding our activities in Brazil, meet the requirements of SFAS 71 and are accounted for on that basis. Eligible costs are specifically determined by ERSE and are recoverable through the recovery rates. Our companies in Brazil are subject to the application of SFAS 71 because of measures taken by the Brazilian government and by ANEEL in 2001.

The board of directors makes certain assumptions regarding the recovery of the regulatory assets based on regulations issues, current legislation or past experience. If the probability of recovery is less than likely, the regulatory asset is written off against the cost of the year in U.S. GAAP accounts.

Investments

We classify our investments in accordance with International Accounting Standard 39 – “Recognition and Measurement of Financial Instruments” and under SFAS 115, carrying them under the following categories of investments: trading and available for sale. The classification depends on the purpose for which the investments were acquired. Our board of directors determines the classification of these investments on the date of acquisition and re-assesses this classification on a regular basis.

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

Under U.S. GAAP, a decline that is considered other than temporary is based generally on factors including (i) the length of time and extent to which the fair value of the security has been below cost. (ii) the financial condition and near term prospects of the issuer of the security and (iii) intent and ability of holder to retain its investments until the market recovers. These factors involve assumptions and estimates on the part of management. Changes in fair value of securities due to impairment can adversely affect our results for a period in which such changes occur and, therefore, the reported results would be adversely affected if less favorable assumptions or different estimates were used.

Derivatives

Derivatives are initially measured in our consolidated balance sheet at cost and subsequently carried at fair value. The method of recognition of the resultant gain or loss depends on whether the derivative is related to a hedge relationship.

We identify derivatives in qualifying hedging relationships as: (i) hedging the fair value of the recognized liabilities or (ii) hedging the exposure to variability in expected future cash flows that are attributable to a particular risk. Changes in the fair value of derivatives identified as fair-value hedging instruments and qualifying as effective, are recognized as a gain or loss in the profit and loss account together with the changes in the fair value of liability for which the hedging risk was taken. Changes in the fair value of derivatives identified and classified as cash-flow hedging instruments are recognized against reserves, and the ineffective portion of the hedge is recognized immediately in the profit and loss account. The amounts recorded against reserves are transferred to the profit and loss account and classified as income or expense during the period in which the hedge cash flows impacted on the profit and loss account.

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

Impairment losses that are considered other-than-temporary are recognized in earnings. We conduct regular reviews to assess whether other-than-temporary impairments exist. These determinations require certain assumptions as to the financial condition of specific issuers, market value and other conditions. The use of different assumptions could produce different results. Changes in the fair value of instruments are recognized in earnings. If available, quoted market prices provide the best indication of value. If quoted market prices are not available for fixed-maturity securities or derivatives, we discount the expected cash flows using market interest rates appropriate for the credit quality and maturity of the investment. Alternatively, matrix or model pricing may be used to determine an appropriate fair value.

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

Provision for CO2 emission allowance costs

Beginning in 2005, all European Group companies that create CO2 emissions in their electricity generation activity must deliver annually CO2 emission allowances equal to the volume of emissions made during the year. In the beginning of each year, the appropriate regulatory authority allocates CO2 emission rights allowances for the year to each producer in the non-binding sector based on production capacity.

Under IFRS, the allowances for CO2 emissions rights were recognized in the balance sheet under Intangible Assets against deferred income, at their fair value at the date they were granted. The deferred income is charged against earnings during the year and relates to the utilization of the licenses granted. The intangible asset is not subject to depreciation.

On the same basis, a provision is setup and charged against earnings to cover the CO2 emissions of the period, considering the fair value at the date of the grant. The fair value of this obligation is measured at the same amount as that at which the CO2 emission allowances were delivered by the regulating authority. If at the consolidated balance sheet date the CO2 emissions of the period exceed the amount of emission licenses granted, a provision is setup to cover the amount necessary to buy the additional licenses, considering their fair value at the year-end.

Under U.S. GAAP, all intangible assets, deferred income and provisions related to the emission rights, with no impact in the net income or shareholders’ equity, are eliminated from the financial statements. As such, operating income related to the utilization of the licenses granted and operating expenses related to the emissions of the period under the amount granted, are also eliminated from the financial statements. Consequently, under U.S. GAAP, the balance sheet and profit and loss, only kept the figures regarding the provision, as well as the corresponding cost, necessary to buy the additional licenses for the emissions exceeding the CO2 allowances granted.

RESULTS OF OPERATIONS

In December 2004, we acquired an additional 56.2% stake in HidroCantábrico, which increased our shareholding to 95.7% of HidroCantábrico’s outstanding share capital. HidroCantábrico was fully consolidated in our consolidated financial statements beginning in January 2005. Until we increased our shareholding in HidroCantábrico in December 2004, HidroCantábrico was consolidated in accordance with the proportionate method. As of December 31, 2004, HidroCantábrico was fully consolidated. Until the date of the acquisition of the additional stake, the net income for the year corresponding to the acquired stake was accounted for as pre-acquisition net income. Until December 2004, the investment in Portgás was consolidated under the equity method. In 2005, pursuant to the acquisitions of the joint control of the company the company, Portgás was proportionally consolidated in our financial statements.

In 2005, we concluded the restructuring of our subsidiary in Brazil, Energias do Brasil, by launching an initial public offering in July 2005, which reduced our shareholding in the company to 62.4%. Also in 2005, we discontinued the operations of Edinfor and Comunitel. In April 2005, we sold 60% of our 100% stake in Edinfor, a company that develops, operates and markets software and systems and provides consulting in information technology. Since January 2005, Edinfor has been consolidated through the equity method. In September 2005, ONI, our telecommunications company, sold Comunitel, a telecommunications company operating in Spain. Comunitel was fully consolidated in our financial statements until its sale in September 2005.

YEARS ENDED DECEMBER 31, 2004 AND 2005

The following table sets forth our turnover by activity and geography for 2004 and 2005. For more information concerning our results by business and geographical segments, see note 47 to our consolidated financial statements.

	Sales of Electricity	Other sales	Services rendered	Total
	(millions of EUR)
Year ended December 31, 2004
Generation
Portugal	1,480.8	21.6	53.9	1,556.4
Spain	232.9	10.4	1.1	244.5
Distribution
Portugal	3,610.2	2.7	24.6	3,637.5
Spain	46.8	0.0	12.0	58.7
Supply
Portugal	324.8	0.0	2.5	327.3
Spain	103.3	6.9	2.9	113.1
Gas
Portugal	0.0	0.0	0.0	0.0
Spain	8.0	176.5	13.9	198.4
Brazil
Generation	28.2	2.8	10.5	41.6
Distribution	1002.6	0.0	14.4	1,017.0
Supply	89.0	0.0	0.6	89.5
Telecommunications	0.0	4.3	151.4	155.7
Other operations and consolidation adjustments(1)	(387.2)	23.7	234.5	(129.1)

EDP Group	6,539.4	249.0	522.3	7,310.7

Year ended December 31, 2005
Generation
Portugal	1,965.3	24.1	19.3	2,008.7
Spain	1,069.0	116.6	3.5	1,189.1
Distribution
Portugal	3,737.6	3.2	26.8	3,767.6
Spain	118.3	0.0	34.6	152.9
Supply
Portugal	524.9	0.0	0.2	525.0
Spain	343.4	3.2	7.9	354.5
Gas
Portugal	0.0	47.9	1.2	49.0
Spain	63.4	562.2	45.6	671.2
Brazil
Generation	47.2	0.0	12.4	59.5
Distribution	1,383.3	0.0	21.4	1,404.7
Supply	141.9	0.0	0.5	142.4
Telecommunications	0.0	4.0	146.4	150.4
Other operations and consolidation adjustments(1)	(809.8)	(96.8)	108.4	(798.2)

EDP Group	8,584.4	664.3	428.3	9,677.0

(1)	Services provided by EDP Group and consolidation adjustments.

The following table sets forth our operating costs and expenses and our results of operations as a percentage of total turnover:

	Year ended December 31,
	2004	2005
Total turnover	100.0%	100.0%
Raw materials and consumables	53.9%	60.1%
Supplies and services	9.0%	8.4%
Personnel costs and employee benefits expense	13.2%	7.7%
Concession and power-generation rental costs	2.6%	2.2%
Other operating expenses (income)	5.7%	0.4%
Provisions	0.9%	0.1%
Depreciation and amortization	11.4%	10.3%
Compensation of depreciation	1.2%	1.0%
Total operating costs and expenses	95.7%	88.2%
Operating margin	4.3%	11.8%
Gains / losses from the sale of financial assets	0.1%	4.6%
Financial income/expense	3.7%	4.1%
Share of profit of associates	(0.1)%	(0.4)%
Profit before tax	0.9%	12.6%
Consolidated net income attributable to equity holders of EDP	0.6%	11.1%

2005 COMPARED WITH 2004

Turnover

Our total turnover for 2005 increased 32.4% to €9,677.0 million from €7,310.7 million in 2004, due primarily to a €2,045.0 million increase in electricity sales from our activities in Iberia and Brazil. In 2005, revenues as well as the other items in our consolidated profit and loss account include the effect of the consolidation of HidroCantábrico operations during the full year of 2005, the proportionate consolidation of Portgás in 2005 at and the discontinuation of activities of Edinfor in January 2005 and Comunitel in October 2005.

Sales of electricity

Our total electricity sales increased 31.3% to €8,584.4 million in 2005, representing 88.7% of our total turnover, from €6,539.4 million in 2004. This increase was mainly due to higher energy charges under the PPAs in Portugal, an increase in electricity wholesale prices in Iberia and our higher sale and distribution volumes in Portugal, Spain and Brazil. In 2005, electricity sales were also affected by the consolidation effects noted above.

Electricity sales in Iberia from our generation activities, which represented 35.3% of our total consolidated electricity sales, increased 77.1% to €3,034.3 million in 2005 from €1,713.8 million in 2004. This increase was mainly due to higher energy charges under the PPAs, an increase in electricity wholesale prices in Iberia and an increase in installed capacity in comparison with 2004. In Portugal, electricity sales increased 32.7% to €1,965.3 million in 2005. Approximately 72% of our Portuguese generation electricity sales are based on long-term PPAs between our power plants and REN. The PPAs provide for remuneration to our power plants in the binding sector for fuel consumed in producing electricity. Due to lower hydroelectricity levels in 2005 as compared to 2004 (a hydroelectric coefficient of 0.41 in 2005 compared with a hydroelectric coefficient of 0.81 in 2004), our thermal power plants bound by PPAs were utilized more, which, combined with an increase in international fuel prices, resulted in higher fuel costs and thus in higher revenues under the PPAs’ variable component that remunerates us for fuel consumption. Electricity sales from our Portuguese generation activity also benefited from a higher contribution of our power plants in the non-binding sector resulting from higher electricity wholesale prices and an increase in the average installed capacity in comparison with 2004. This increase in capacity resulted from the full year of operations of the first two 392 MW units of our Ribatejo CCGT plant, which started operations in February and November 2004, and from the start of operations of the third unit in the fourth quarter of 2005. In Spain, electricity sales increased €836.1 million to €1,069.0 million in 2005 from €232.9 million in 2004, primarily due to the consolidation of HidroCantábrico’s 2005 annual profit and loss account, the increase in Spanish pool prices (to €62.4/MWh in 2005 from €35.7/MWh in 2004) and the increase in generation output from our power plants in Spain (to 15,198 GWh in 2005 from 14,298 GWh in 2004), as thermal output increased in a very dry year.

Electricity sales in Iberia from our distribution activities, which represented 44.9% of our total consolidated electricity sales, increased 5.4% to €3,855.9 million in 2005 from €3,656.9 million in 2004. In Portugal, electricity sales increased 3.5% to €3,737.6 million in 2005, mainly due to a 6.0% growth in electricity consumption (to 43,785 GWh in 2005 from 41,315

GWh in 2004). This increase was primarily due to a 4.7% increase in low-voltage consumption, caused by a warm summer and a particularly cold winter, and to a 7.3% increase in high-voltage and medium-voltage consumption resulting from the fact that cogenerators opted to sell to the grid most of the energy they produced at special regime prices, later buying back any electricity needed at lower prices. In Spain, electricity sales in 2005 increased €71.5 million to €118.3 million, primarily due to the consolidation of HidroCantábrico’s 2005 annual profit and loss account.

Electricity sales in Iberia from our supply activities, which represented 10.1% of our total consolidated electricity sales, increased 102.8% to €868.3 million in 2005 from €428.1 million in 2004, primarily due to the consolidation of HidroCantábrico’s 2005 annual profit and loss account, and following a 36% increase in the electricity sold to liberalized clients in the Iberian market (to 12,240 GWh in 2005 from 9,028 GWh in 2004). Volumes sold in Portugal increased 44% to 6,314 GWh in 2005, while volumes sold in Spain increased 28% to 5,926 GWh in 2005.

Electricity sales from our Brazilian operations, which represented 18.3% of our total consolidated electricity sales, increased 40.4% to €1,572.3 million in 2005 from €1,119.8 million in 2004, primarily due to higher electricity sales in the distribution activity and to the appreciation of the Brazilian real against the euro. Electricity sales from the distribution activity in Brazil, which represented 88% of total electricity sales in Brazil, increased 38.0% to €1,383.3 million in 2005 due to the 3.0% growth in electricity consumption in our concession areas and the 2004 and 2005 tariff adjustments in our distribution companies. These adjustments consisted of a 15.95% average tariff increase for Bandeirante in October 2004, a 20.69% average tariff increase for Enersul in April 2005 and a 4.93% average tariff increase for Escelsa in August 2005. Electricity sales from our Brazilian operations were also positively affected by a 32% increase in electricity sales from our supply activity, to 6,379 GWh in 2005 from 4,849 GWh in 2004.

Other sales

Our other sales activities, including sales of natural gas, steam, ash, telecommunications equipment, information technology products, and sundry materials, generated revenues of €664.3 million in 2005 compared with €249.0 million in 2004, due primarily to the consolidation effects noted above, especially the consolidation of HidroCantábrico’s 2005 annual profit and loss account and its subsidiary for carrying out gas activity in Spain, Naturgás. Other sales were also affected by the discontinuation of activities noted above.

Other sales from our gas activities in Iberia, which represented 91.8% of our total consolidated other sales, increased €433.6 million to €610.0 million in 2005 due to the consolidation of HidroCantábrico’s 2005 annual profit and loss account, to the proportional (59.6%) consolidation of Portgás in 2005 and to an increase of gas sales in Spain. This increase in gas sales resulted from higher regulated revenues from our distribution activity and a 19.7% increase in the gas volumes sold to liberalized clients (to 11,791 GWh in 2005 from 9,853 GWh in 2004).

Services rendered

Activities generating these revenues include electricity-related services, services related to telecommunications, information technology systems and engineering, as well as laboratory, training, medical assistance, consulting, multi-utility and other services. Our revenues from services rendered decreased 18.0% to €428.3 million in 2005 from €522.3 million in 2004, primarily due to the discontinuation of the activities of Edinfor in January 2005 and Comunitel in October 2005, noted above.

Services rendered from our generation activities in Iberia decreased to €22.8 million in 2005 from €55.0 million in 2004. Our generation activity in Portugal guarantees the purchase price to our supply activity in Portugal, shielding the supply activity from short-term market price volatility. In 2004, the difference between the market price and the fixed price contracted with the supply activity in Portugal had a positive impact on the services rendered line, whereas in 2005 this had a negative impact and was accounted for as raw materials and consumables used. The negative result in 2005 is due to the effect of high wholesale prices in 2005 on the electricity purchase service provided by our generation activity in Portugal to our supply activity in Portugal. Our generation activity in Portugal guarantees the purchase price to our supply activity in Portugal, shielding the supply activity from short-term market price volatility but exposing the generation activity to the adverse impacts from wholesale prices that exceeded the guaranteed price. Services rendered by our distribution activities in Iberia increased 68.1% to €61.5 million in 2005, primarily due to the consolidation of HidroCantábrico’s 2005 annual profit and loss account, and the increased number of liberalized clients in Spain connected to our distribution network. The liberalized clients must make payments for the use of the distribution grid, which are accounted for as services provided. Services rendered by our gas operations in Iberia increased to €46.8 million in 2005, primarily due to the consolidation of HidroCantábrico’s 2005 annual profit and loss account and the increase in liberalized clients in Spain connected to our distribution network, who must pay for the use of the distribution grid. Services rendered by our operations in Brazil increased 34.1% to €34.3 million in 2005 from €25.6 million in 2004 partly due to the appreciation of the Brazilian real against the euro. Telecommunications services, which represented 34.2% of our total consolidated services rendered, decreased 3.3% to €146.4 million in 2005 from €151.4 million in 2004, mainly due to a decrease in residential voice services from indirect access clients following the decision to focus on direct access clients, the effects of which were not felt immediately.

Raw materials and consumables used

Our total consolidated cost of raw materials and consumables used increased 47.4% to €5,813.2 million in 2005 from €3,943.5 million in 2004, due partially to the consolidation effects noted above, especially the consolidation of HidroCantábrico’s 2005 annual profit and loss account. In addition, raw materials and consumables used were also affected by the increase in electricity volumes purchased and sold by our supply and distribution activities in Iberia, the rise of wholesale prices in Spain and generation costs in Portugal, which affected the electricity purchases of our supply and distribution activities, higher fuel costs at the generation activity in Iberia resulting from a dry year, in which thermal generation was increased at the expense of hydroelectric power, and a rise in fuel prices.

Cost of consumed electricity

Our total consolidated cost of consumed electricity increased 26.6% to €4,222.0 million in 2005 from €3,335.8 in 2004 primarily due to the consolidation of HidroCantábrico’s 2005 annual profit and loss account, the increase in electricity volumes purchased by our supply and distribution activities in Iberia combined with higher wholesale costs and an increase in the cost of consumed electricity in Brazil, which resulted from the appreciation of the Brazilian real against the euro and from higher system costs paid by our distribution companies.

Cost of consumed electricity in Iberia from our generation activities, which represented 5.6% of our total consolidated cost of consumed electricity, increased to €237.9 million in 2005 from €61.8 million in 2004, primarily due to the electricity purchases made by the energy management unit within our Portuguese generation activity, in the Spanish pool at higher prices, and to provide electricity to our Portuguese supply activity.

Cost of consumed electricity in Iberia from our distribution activities, which represented 61.9% of our total consolidated cost of consumed electricity, increased 11.9% to €2,613.8 million in 2005 from €2,336.1 million in 2004. In Portugal, the cost of consumed electricity increased 11.0% to €2,580.2 million, mostly due to a 6.0% increase in electricity distributed and a rise in wholesale costs, related to an increase in the Global Use of the System Tariff (mainly higher costs from special regime generation) and in fuel costs. The Global Use of the System Tariff and fuel costs are passed through to the end-use regulated tariff. In Spain, the cost of consumed electricity in 2005 increased €21.7 million to €33.6 million, primarily due to the consolidation of HidroCantábrico’s 2005 annual profit and loss account.

Cost of consumed electricity in Iberia from our supply activities, which represented 25.7% of our total consolidated cost of consumed electricity, increased by 163.8% to €1,083.9 million in 2005 from €410.8 million in 2004. In Portugal, the cost of consumed electricity increased by 86.4% to €581.0 million in 2005, mainly due to a 44% increase in volumes sold and an upward revision of the fixed price contracted with our energy management unit to source electricity. In Spain, the cost of consumed electricity increased by €403.8 million to €502.9 million in 2005, mostly resulting from a 28% increase in volumes sold and higher pool prices in Spain, where this activity purchases electricity.

The cost of consumed electricity from our operations in Brazil, which represented 23.0% of our total consolidated cost of consumed electricity, increased by 31.7% to €971.9 million in 2005 from €738.0 million in 2004, mainly due to the higher cost of consumed electricity in the distribution activity and to the appreciation of the Brazilian real against the euro. The cost of consumed electricity from the distribution activity, which represented 87% of the total cost of consumed electricity in Brazil, increased 28.7% to €846.2 million, following higher system costs paid by our distribution companies. These system costs are, nevertheless, a pass-through to the end-user tariff. The cost of consumed electricity from our operations in Brazil was also affected by the increase in electricity volumes sold by our supply activity.

Fuel costs

Our fuel costs increased 100.1% to €1,103.7 million in 2005 from €551.6 million in 2004, mainly due to the consolidation of HidroCantábrico’s 2005 annual profit and loss account and an increase in thermal generation by our Iberian generation activities, together with a rise in international fuel prices.

Fuel costs in Iberia from our electricity generation activities, which represented 98.6% of our total consolidated fuel costs, increased by 101.5% to €1,088.5 million in 2005 from €540.1 million in 2004. In Portugal, fuel costs increased by 68.1% to €710.6 million in 2005, reflecting an increase in fuel utilization by our power plants, associated with a higher recourse to thermal generation due to a very dry year and an increase in fuel prices.

In order to account for the variability of hydrological conditions in Portugal and its impact on generation costs in the binding sector, we use a “hydrological correction account,” or “hydro account,” which is recorded on our balance sheet. The hydro account is an accounting mechanism established by Portuguese law. Because tariffs in Portugal are computed based on the assumption of conditions in an average hydrological year, the purpose of this account is to correct for the short-term effect of hydro variability on binding sector generation costs. In years with favorable hydrological conditions, there is an increase in hydroelectric generation, whereas in years with unfavorable hydrological conditions, there is a decrease in hydroelectric generation. We cannot modify the tariff we charge to take into account the changes in variable costs incurred due to hydrological conditions. In years of favorable hydrological conditions, the hydro account is added using cash payments by REN, and in years of unfavorable hydrological conditions, we draw from the hydro account and make cash payments to REN in order to compensate for increased generation costs in the PES. These upward or downward adjustments to the hydro account are made based upon the economic reference cost calculated on the basis of an average hydrological year and observed fuel prices.

As of December 31, 2005, the hydro account amounted to €170.0 million, reflecting a decrease of €194.2 million compared to December 31, 2004. This decrease primarily reflects €200.2 million paid to REN, partially offset by €6.0 million of interest. In 2004, the hydro account decreased €23.3 million to €364.2 million. The difference between the hydro account decreases in 2005 and 2004 is primarily a result of 2005 having been an exceptionally dry year (hydro coefficient of 0.41 in 2005 compared with 0.81 in 2004).

The Portuguese government determines a “level of reference” for the hydro account, based upon the least favorable period of hydrological conditions during the previous 30 years, which it expects to be adequate to withstand unfavorable hydrological conditions that may occur in the future. The government has determined that the hydro account must not exceed the level of reference. The level of reference of the hydro account was €387.5 million for 2005 and 2004.

We record as an annual expense deemed interest credited to the hydro account corresponding to the average interest rate paid on our euro-denominated borrowings for the applicable year. For more information on the hydro account, you should read note 31 to our consolidated financial statements.

Fuel costs from our generation activity in Spain increased by €260.6 to €378.0 million in 2005 from €117.4 million in 2004, primarily due to the consolidation of HidroCantábrico’s 2005 annual profit and loss account, a higher utilization of our thermal power plants caused by a very dry year and by the high increase in natural gas costs for our CCGT following the rise in prices of oil and its derivates, to which the prices in our gas sourcing contracts are indexed.

Other materials

The major components of our costs for other materials are the cost of gas, cables, meters, transformers and other goods for resale. These costs increased to €487.5 million in 2005, primarily due to the consolidation of HidroCantábrico’s 2005 annual profit and loss account.

Costs for other materials from our gas activities in Iberia, which represented 93.2% of our total consolidated costs for other materials, increased to €454.2 million in 2005 from €123.1 million in 2004. In 2005, this reflected the change to the consolidation of HidroCantábrico’s 2005 annual profit and loss account, the proportional consolidation of Portgás in 2005 and higher costs of gas for resale in Spain, which was caused by the increase of the wholesale costs for the distribution and supply activities and higher gas volumes sold in the liberalized market.

Operating Expenses

Our total consolidated operating expenses, which consist of supplies, services and personnel costs, decreased by 4.0% to €1,563.1 million in 2005 from €1,628.7 million in 2004, primarily due to the effects of the Human Resources Restructuring Program, or HRRP, restarted in 2003 at the Portuguese electricity business, which was partly offset by the negative impact of the higher costs associated with supplies and services at the electricity generation and distribution activity in Iberia and electricity activity in Brazil.

Personnel costs

Total consolidated personnel costs, which consist mainly of wages, salaries, social security and employee benefits expenses, decreased 22.9% in 2005 to €746.3 million from €967.8 million in 2004, due primarily to the effects of the HRRP restarted in 2003 at the Portuguese electricity business. In 2004, the HRRP an effect of approximately €337 million in distribution activity costs, while in 2005 this program only had an impact of €30 million, following its conclusion.

Personnel costs in our generation activity in Iberia, which represented 21.5% of our total consolidated personnel costs, increased 20.9% to €160.4 million in 2005 from €132.6 million in 2004 primarily due to the consolidation of HidroCantábrico’s 2005 annual profit and loss account and costs related to an early-retirement program and negotiated dismissals at HidroCantábrico.

Personnel costs of our electricity distribution activity in Iberia, which represented 45.8% of our total consolidated personnel costs, amounted to €346.8 million in 2005 from €639.7 million in 2004. In Portugal, personnel costs decreased to €311.7 million in 2005 from €630.3 million in 2004, since the HRRP cost approximately €337 million in 2004 and €30 million in 2005. In Spain, costs increased by €25.7 million in 2005 to €35.1 million from €9.4 million in 2004, primarily due to the consolidation of HidroCantábrico’s 2005 annual profit and loss account and personnel restructuring costs.

Personnel costs in our gas activity in Iberia, which represented 3.4% of our total consolidated personnel costs, increased by €17.9 million to €25.1 million in 2005. This increase was primarily due to the consolidation of HidroCantábrico’s 2005 annual profit and loss account, the proportional consolidation of Portgás in 2005 and personnel restructuring costs at Naturgás in 2005.

Personnel costs in the Brazilian electricity business, which represented 11.2% of our total consolidated personnel costs, increased 23.3% to €83.4 million in 2005 from €67.6 million in 2004, which primarily reflects the appreciation of the Brazilian real against the euro in 2005.

Personnel costs in our telecommunication activities, which represented 3.5% of our total consolidated personnel costs, decreased 11.4% to €25.9 million in 2005 from €29.3 million in 2004, reflecting a reduction in the number of employees and lower bonuses paid.

Supplies and services

These costs consist of supplies and services provided to us by external suppliers, including external maintenance and repairs, specialized services, communication, rentals, insurance and other services. External maintenance and repairs consist of work on our power plants, substations and transmission and distribution networks that we subcontract. Other specialized services include technical services such as auditing, legal, consulting and revenue collection services. Communication services include telecommunications, post, delivery and courier services. The total consolidated cost of external supplies and services increased 23.6% to €816.8 million in 2005 from €660.9 million in 2004, mainly affected by higher costs in the electricity distribution and generation activity in Iberia and Brazil.

Supplies and services in our electricity generation business in Iberia, which represented 19.7% of our total consolidated supplies and services, increased by 53.0% to €161.3 million in 2005 from €105.4 million in 2004. In Portugal, these costs rose in both conventional generation and renewable generation activities. The increase in expenses related to generation activity was provided by EDP Group companies as the result of higher charges from EDP Valor, our services company, while the increase provided by companies outside of the EDP Group are related to higher maintenance costs following a higher utilization of fuel-oil power stations and the start of operations of Ribatejo’s second 392MW unit. Costs in Portugal also rose due to costs incurred in 2005 in our renewable generation activity related to research on new technologies relating to solar thermal and wind. For wind, we carried out measuring tests to evaluate the potential of some sites for new wind farms. In Spain, supplies and services increased by €43.3 to €58.2 million in 2005 from €14.9 million in 2004, reflecting the consolidation of HidroCantábrico’s 2005 annual profit and loss account, higher overhead costs and higher O&M costs relating to repair work at Aboño II and a programmed stoppage at Soto II.

Supplies and services in our electricity distribution business in Iberia, which represented 37.4% of our total consolidated supplies and services, increased by 26.6% to €305.7 million in 2005 from €241.4 million in 2004. In Portugal, these costs rose 13.1% to €256.7 million in 2005 from €226.9 million in 2004, primarily due to an increase in management fees invoiced by EDP S.A., our holding company, following the new group policy of allocating to the business units the costs of services rendered by the holding company, and by EDP Valor for new services rendered, the accounting of supplies and services provided by Edinfor and an increase of commercial costs (mostly advertising and meter readings). In Spain, supplies and services increased €34.5 million to €49.0 million in 2005 from €14.5 million in 2004, primarily due to the consolidation of HidroCantábrico’s 2005 annual profit and loss account, higher overhead costs allocated to this activity and higher costs associated with commercial management services.

Supplies and services in our electricity supply business in Iberia, which represented 4.4% of our total consolidated supplies and services costs, increased 113.0% to €36.3 million in 2005 from €17.0 million in 2004. This increase in 2005 was primarily due to the Consolidation of HidroCantábrico’s 2005 annual profit and loss account, higher commercial costs related to marketing promotions and improvement of call center services.

Supplies and services in our gas business in Iberia, which represented 4.7% of our total consolidated supplies and services costs, increased €29.0 million to €38.3 million in 2005. This increase was primarily due to the consolidation of HidroCantábrico’s 2005 annual profit and loss account, the proportional consolidation of Portgás in 2005, the promotion of Naturgás’ commercial image and the launch of a successful marketing campaign to promote Naturgás’ dual electricity and gas service offering to liberalized clients in Spain.

Supplies and services costs in the Brazilian electricity business, which represented 13.3% of our total consolidated supplies and services costs, increased 46.5% to €109.0 million in 2005 from €74.4 million in 2004, primarily reflecting the appreciation of the Brazilian real against the euro and higher costs at the distribution activity. The increase in distribution activity costs resulted from annual contractual adjustments with external entities, higher maintenance costs due to the extension of the network made by the universal connection program, intensification of the program to reduce technical and commercial losses at the distribution grid and higher consulting costs due to company restructuring and IT services.

Other income and other expenses

Concession and power-generation rents

Concession and power-generation rental costs, which consist mainly of rents paid by our distribution activity in Portugal to municipalities for concessions to distribute low-voltage electricity, increased to €209.0 million in 2005 from €190.2 million in 2004. In the Portuguese distribution activity, the amount of rents payable to municipalities for concessions is set by government regulation and is calculated by multiplying the amount of low-voltage electricity and public lighting invoiced in the respective municipal areas in the previous year by an average concession fee. This concession fee was 7.5% in both 2004 and 2005. The 9.9% increase in concession and power-generation rental costs for 2005 compared to 2004 was primarily due to an increase in the electricity sales of low voltage and public lighting in the Portuguese distribution activity in 2004 compared to 2003.

Other operating (expenses)/income

This item primarily includes taxes other than income taxes, impairment losses on doubtful debts and other assets and other operating expenses and income. Other operating (expenses)/income decreased to a €38.4 million expense in 2005 from a €417.4 million expense in 2004. This decrease is explained by the fact that in 2004 we recorded a full valuation allowance against an asset recorded in our accounts, in the amount of €315.6 million. During 2004, the Portuguese government issued Decree law no. 240/2004 to regulate the early termination of the PPAs. As the hydrological correction mechanism will likely be terminated, the liability recorded for the hydro account, including the balance relating to pre-1994 activity, will be payable to a third party to be nominated by ERSE. Moreover, since this regulation can only be introduced simultaneously with the effective liberalization of the energy market in the Iberian Peninsula, our board of directors and management consider that the accrued income accounted as an asset ceased to have any future economic benefits in 2004.

Other operating (expenses)/income from our generation activities in Iberia improved by €29.7 million in 2005 to €34.7 million in income from €5.0 million in income in 2004, mainly as a result of the recognition, in 2005, of the 2002 Spanish system’s tariff deficit, attributable to HidroCantábrico.

Other operating (expenses)/income from our distribution activities in Iberia decreased by €9.5 million in 2005 to €18.4 million in income from €27.9 million in income in 2004, primarily due to the change in the overhead costs allocation criteria within the HidroCantábrico Group.

Other operating (expenses)/income in the Brazilian business improved by €12.5 million in 2005 to a €9.6 million expense from a €22.0 million expense in 2004, mainly due to the reversion of an impairment loss booked in 2003, which was related to the Lajeado project.

We record impairment losses on doubtful accounts receivable from third parties and municipalities based on the age of the receivables and our collection history. We do not record an impairment loss with respect to accounts receivable from other public entities, since historically we have not experienced a problem in collecting these receivables. Accounts receivable are written off only when a customer is declared bankrupt by a court of law, because we receive the tax benefit of the write-off only when the customer is actually declared bankrupt. Consequently, we have a significant amount of accounts receivable that are fully provided for but have not been written-off. For more information on this you should read note 22 to the consolidated financial statements.

Provisions, depreciation and amortization expenses

Provisions

Total consolidated provisions decreased to €12.4 million in 2005 from €64.3 million in 2004, primarily due to a provision booked in 2004 for the €40 million tax credit booked in 2002, related to the sale of OniWay to Vodafone.

Depreciation and amortization

These charges have been presented net of income related to the compensation for depreciation of partially funded fixed assets. This income is primarily related to new electricity connections made in prior years that were financed largely with customer payments, which are recorded as deferred income and, as these assets are depreciated, a portion of the amount is recorded as income and offset by a corresponding depreciation charge. The compensation for depreciation of partially funded fixed assets increased to €97.6 million in 2005 from €85.9 million in 2004. This line item is discussed in note 11 to our consolidated financial statements. Total consolidated depreciation and amortization increased 19.3% to €996.5 million in 2005 from €835.2 in 2004.

Depreciation and amortization charges net of the compensation for depreciation of partially funded fixed assets in the generation business increased 32.6% to €329.4 million in 2005 from €248.4 million in 2004, primarily due to the consolidation of HidroCantábrico’s 2005 annual profit and loss account, a reduction in the hydroelectric power plants’ useful life and investments in our Castejón CCGT. These costs also rose due to our renewable generation activities following the entry into service of six new wind farms, three in Portugal and three in Spain.

In the distribution business, depreciation and amortization charges net of the compensation for depreciation of partially funded fixed assets was €282.8 million in 2005 compared with €265.9 million in 2004. This year-on-year change reflects an increase of €25.8 million in depreciation and amortization due to the consolidation of HidroCantábrico’s 2005 annual profit and loss account and the rise in operating investment at the distribution network, which was partly offset by the compensation for depreciation of partially funded fixed assets, which increased to €82.0 million in 2005 from €73.1 million in 2004.

Depreciation and amortization charges net of the compensation for depreciation of partially funded fixed assets in the Brazilian electricity business increased €13.4 million to €67.4 million in 2005 from €54.0 million in 2004, mainly due to the appreciation of the Brazilian real against the euro and following an increase in operating investments in the distribution grid.

Depreciation and amortization charges relating to telecommunication activities increased 71.3% to €72.8 million in 2005 from €42.5 million in 2004, mainly due to an impairment loss on utilization rights of optical fiber on telecommunications business in the amount of €30 million.

Operating Results

As a result of the factors discussed above, our consolidated operating results increased €824.6 million to €1,141.9 million in 2005 from €317.2 million in 2004. Operating results from our energy activities in Iberia increased 42.8% to €1,081.5 million in 2005, primarily due to the consolidation of HidroCantábrico’s 2005 annual profit and loss account. Operating results from our generation activity in Iberia increased 54.9% to €1,068.3 million in 2005 from €689.7 million in 2004, mainly due to the large increase in the Spanish pool prices. In our distribution activities in Iberia, operating results increased to €172.3 million in 2005 from €42.1 million in 2004, primarily due to lower costs related to conclusion in 2005 of the HRRP in the Portuguese distribution activity. Operating results from our supply activity decreased to a €250.8 million loss in 2005 from a €8.1 million loss in 2004, mainly due to the large increase in wholesale prices. In our gas activities in Iberia, operating results increased to €91.7 million in 2005 from €33.6 million in 2004, mainly due to the consolidation of HidroCantábrico’s 2005 annual profit and loss account. Operating results from Brazilian electricity activities increased 99.5% to €350.8 million in 2005, mainly as a result of the 3.0% increase in electricity distributed, the 2004 and 2005 tariff increases, lower electricity purchase costs than those recognized in the tariffs and the higher electricity sales in the supply activity. Brazilian activities also benefited from the improvement of the Brazilian macroeconomic environment, which resulted in a 24.1% appreciation of the Brazilian real against the euro. Operating results from telecommunication activities improved by €25.0 million to a €56.5 million loss in 2005 from an €81.5 million loss in

2004, following a provision of €40 million accounted in 2004. In 2004, the operating margin included the accounting of a full valuation allowance against an asset recorded in our accounts relating to the hydrological correction account in the amount of €315.6 million as of December 31, 2004.

Gains and losses from the sale of financial assets

Gains and losses from the sale of financial assets increased to €440.7 million in 2005 from €10.0 million in 2004. The 2005 gains include a €12.7 million gain from the transfer of a 2.0% stake in BCP to EDP Group’s pension fund, a €19.3 million gain from the sale of HidroCantábrico’s 3.0% stake in REE, a €397.5 million gain from the sale of a 14.3% stake in GALP and a €3.1 million gain from the sale of a 4.9% stake in Efacec.

Financial income/(expenses)

Financial income/(expenses) consist of interest and related income and expenses. These net expenses increased to €399.3 million in 2005 from €268.5 million in 2004 (and increased as a percentage of our total revenues to 4.1% in 2005 compared to 3.7% in 2004). This line item is discussed in note 13 to the consolidated financial statements.

Net interest expenses increased 14.8% to €316.6 million in 2005 from €275.7 million in 2004, reflecting the consolidation of HidroCantábrico’s 2005 annual profit and loss account. Investment income increased €5.6 million to €36.1 million in 2005 following the receipt of €23.7 million in dividends distributed by GALP, almost doubling its €13.3 million dividend in 2004. This increase was accompanied, however, by lower dividends received from our stake in BCP following the transfer of a 2.0% stake to EDP Group’s pension fund in June 2005. Net exchange differences moved from a net favorable €13.9 million difference in 2004 to a net favorable €68.7 million difference in 2005, mainly due to a 13% annual appreciation of the Brazilian real against the dollar in 2005 (compared to a 9% annual appreciation in 2004), which affected the dollar-denominated debt of the Brazilian subsidiaries. Derivative financial instruments (net) decreased to negative €154.4 million in 2005 from positive €7.9 million in 2004, following a €118.0 million negative impact of a mark-to-market relating to the fair value of a derivative contracted by EDP to hedge the effect of interest rate changes on the net present volume calculation of the value of the CMEC.

Share of profit of associates

Contributions from equity method investments increased €31.5 million to €35.3 million in 2005, following the increase of EDP’s stake in Turbogás from 20% to 40% (March 2005), an increase in the contribution from our 30% stake in REN, as in 2005 it included the dividends received from GALP (18.3% owned by REN), and higher contributions from EEGSA, Edinfor and HidroCantábrico’s equity affiliates.

Income tax expense

Our income taxes provision is determined on the basis of the estimated taxable income for the period. This line item is discussed in note 14 to the consolidated financial statements.

Current income taxes provided for in 2005 were €111.1 million compared with €259.7 million in 2004. The reference income tax rate in Portugal was 25% in 2005, the same as in 2004. In addition, a municipal surcharge of up to 10% of the base rate is typically levied by the municipality in which the income is earned.

Deferred income taxes are recognized in our consolidated financial statements in accordance with local accounting standards. Our provision for deferred income tax is determined, using the balance sheet liability method, based on the temporary differences between the book values of assets and liabilities and their respective taxable bases. The taxable base of assets and liabilities is determined so as to reflect the consequences of taxation resulting from the way in which we expect, on the balance sheet date, to recover or to pay the recorded amount of our assets and liabilities. In determining deferred tax, the rate used is the one in effect or otherwise applicable on the balance sheet date. Recognized deferred tax assets are reduced to the recoverable amount that can be compensated against future expected profits.

In 2005, our provision for deferred income taxes amounted to a €41.1 million expense, compared with a €243.3 million benefit in 2004. This difference is mostly explained by the fact that, in 2004, deferred income taxes included a €73.6 million benefit related to the costs of the HRRP, an €86.8 million benefit related to the accounting of a full valuation allowance against the asset recorded in our accounts that related to the hydrological correction mechanism, a €21.6 million benefit related to changes in the fair value of our securities portfolio and a €21.0 million benefit related to asset revaluations.

Our effective tax rate is different from the reference income tax in Portugal each year, due to permanent differences arising mainly from differences between tax and accounting gains and losses, non-deductible provisions for tax purposes, tax exempt dividends, unrecognized deferred tax assets related to tax losses, tax benefits and autonomous taxation. Our effective tax rate was 12.5% in 2005, compared with 26.2% in 2004. In 2005, the effective tax rate was affected by the capital gain on the sale of the 14.3% stake in GALP, which was not taxed, and by tax savings from the corporate restructuring of our investments in Brazil. For more information on provision for deferred income taxes, you should read note 14 of our consolidated financial statements.

Consolidated net income

As a result of the factors discussed above, our consolidated net income for 2005 increased to €1,071.1 million in 2005 from €42.8 million in 2004.

LIQUIDITY AND CAPITAL RESOURCES

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

We manage and control our funding and treasury activities centrally at the EDP, S.A. holding company level, except with respect to ONI and our businesses in Spain and Brazil. At EDP, S.A., the account balances of our subsidiaries are netted in EDP, S.A.’s accounts, and centralized payments are made for the entire EDP Group. In Portugal, there are no legal or economic restrictions on the ability of our subsidiaries to transfer funds to EDP, S.A. Our subsidiaries in Portugal do not enter into their own financing arrangements, with the exception of ONI and Soporgen, a cogeneration company in our group.

Our primary source of liquidity is cash generated from operations. Net cash provided from operating activities was €1,652.8 million in 2005 and €1,643.3 million in 2004.

Total cash and cash equivalents as of December 31, 2005 amounted to €585.5 million compared with €230.7 million as of December 31, 2004.

Net cash used in investing activities was €2,039.1 million in 2005, compared with €2,311.2 million in 2004, representing a 10.2% decrease. See “Item 4. Information on the Company—History and Business Overview—Group capital expenditures and investments” for further information on our capital expenditures and investments.

Net cash from financing activities in 2005 was €707.1 million, compared with net cash from financing activities of €636.3 million in 2004. The increase in net cash from financing activities in 2005 was primarily due to additional debt raised by EDP S.A. and EDP Finance BV.

As of December 31, 2005, EDP, S.A. had available committed credit facilities of €1,477.4 million and a fully underwritten €350 million commercial paper program. The credit facilities include a €1,300 million revolving credit facility, maturing in 2009, to be used for general corporate purposes. This credit line permits drawings of one, two, three and six months at agreed margins over the euro interbank offered rate, or Euribor, based on a rating grid. We believe that the combination of this negotiated credit line and our commercial paper program provides an adequate source of liquidity for our operations. Our credit facility agreements do not impose financial ratio requirements and events of default clauses are not based on credit rating, so that their availability is not impacted by downgrades or declines in financial ratios or other measures of financial performance.

Our consolidated indebtedness, including bonds, long-term bank loans, commercial paper and bank overdrafts, was €10,584.3 million at December 31, 2005 compared with €9,141.9 million at December 31, 2004. During 2005, in line with our objective of extending the average life of our debt portfolio, we entered into a 15 year loan contract with European Investment Bank in the amount €100 million and issued a Eurobond in the amount of €300 million maturing in 2020. In addition, we executed an exchange offer of part of our Eurobonds maturing in 2008 and 2011 for a new €500 issue maturing in 2015. This exchange transaction reduced our 2008 Eurobond by €145 million and our 2011 Eurobond by €253 million. As of December 31, 2005, debt at EDP, S.A. and EDP Finance B.V. amounted to €7,844.7 million, corresponding to 74.1% of our total debt. Our debt management guidelines continue to be focused on controlling financial costs and reducing our exposure to foreign exchange risk.

As of December 31, 2005, the weighted average interest rate of our indebtedness at EDP, S.A. and EDP Finance B.V. was 3.33%, compared with 3.58% at December 31, 2004. At December 31, 2004, total debt held by EDP’s Group was denominated in euros (or hedged using cross currency swaps), and we therefore do not have currency exchange rate risk relating to this debt. At December 31, 2005, approximately 75% of our total long-term indebtedness at EDP, S.A. and EDP Finance B.V. carried a floating rate, but 7.7% of it was hedged against interest rate risk through collar structures. For more information on our interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.” At December 31, 2004, approximately 78% of our total long term indebtedness carried a floating rate.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our contractual obligations and commercial commitments consist primarily of credit facilities, described above, and purchase obligations. The following table provides details regarding our contractual and commercial obligations subsequent to December 31, 2005:

Payments due by expiration period	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(thousands of EUR)
Long-term and short-term debt obligations	10,584,300	1,983,579	3,966,227	1,788,926	2,845,568
Capital (finance) lease obligations	5,598	67	4,555	976	0
Purchase obligations(1)	21,291,462	1,959,367	3,325,412	3,486,865	12,519,818
Other long-term liabilities(2)	1,898,432	250,533	381,658	369,286	896,955

Total	33,779,792	4,193,546	7,677,852	5,646,053	16,262,341

(1)	Includes mainly payments under long-term supply contracts within our normal operating activities, which are satisfied through the delivery of physical goods or services. Forward market prices, when available, are used to calculate or estimate the purchase obligations.
(2)	Principally payment obligations in relation to personnel restructuring programs that occurred in previous years, as well as payment responsibilities related to pension and medical care benefits, which are accounted as provisions on our balance sheet.

Contractual obligations set forth in this table reflect mainly those agreements and commitments that in the ordinary course of our business are necessary to carry on the activities in which we are engaged. Moreover, most of the obligations set forth above are put in place to ensure the adequate supply of fuel or other energy within our operations or otherwise to seek medium- to long-term success of the business through medium- to long-term investments or contractual obligations to be able to supply energy to our customers in the Iberian Peninsula and Brazil. We believe that our operating revenues will be sufficient to satisfy both the obligations set forth above, as well as operating costs and dividends to our shareholders. For more information on our planned capital expenditures you should read “Item 4. Information on the Company—History and Business Overview—Group capital expenditures and investments.”

We believe that cash generated from operations and existing credit facilities is sufficient to meet present working capital needs. We currently expect that our planned capital expenditures and investments will be financed from internally generated funds, existing credit facilities and customer contributions, which may be complimented with medium- or long-term debt financing and equity financing as additional capital expenditure requirements develop.

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

At December 31, 2005, our provisions for pension and medical benefit liabilities were €1,768.1 million compared with €1,919.9 million at December 31, 2004. The provisions for medical benefits and pensions in 2005 were €743.6 million and €1,024.5 million, respectively, compared with €725.6 million and €1,194.3 million, respectively, in 2004. We expect to fund pension liabilities from our internal resources.

INFLATION

Inflation in Portugal, as measured by changes in the Portuguese CPI, averaged 2.1%, 2.3% and 3.3% in 2005, 2004 and 2003, respectively. During the period from 1995 through 2005, changes in the Portuguese CPI averaged 3.1% per annum, ranging from a high of 4.4% in 2001 to a low of 2.1% in 2005.

Inflation in Spain, as measured by changes in the Spanish CPI, averaged 3.4%,3.1% and 3.1% in 2005, 2004 and 2003, respectively. During the period from 1995 through 2005, changes in the Spanish CPI averaged 3.1% per annum, ranging from a high of 4.7% in 1995 to a low of 1.8% in 1998.

Inflation in Brazil, as measured by changes in the Brazilian CPI, averaged 1.21%,12.41% and 8.71% in 2005, 2004 and 2003, respectively. During the period from 1995 through 2005, changes in the Brazilian CPI averaged 11.1% per annum, ranging from a high of 25.3% in 2002 to a low of 1.2% in 2005.

During the 1990’s, to reflect the impact of inflation, Portuguese GAAP and regulations permitted companies to revalue their fixed assets. Accordingly, we revalued our assets in 1992 based on an assessment of the remaining useful life and modern equivalent asset value of the assets at December 31, 1992. In accordance with Portuguese GAAP, depreciation of fixed assets is computed on the revalued amounts, with depreciation in respect of the original acquisition cost and 60% of the revaluation increment being deductible for corporate income tax purposes.

Under IFRS and as allowed by IFRS 1, we have elected to consider as deemed cost of individual items of property, plant and equipment at January 1, 2004, the date of transition to IFRS, their revalued amount as determined in accordance with our previous accounting policies, which is broadly similar to depreciated cost measured under IFRS adjusted to reflect changes in a specific price index.

Under U.S. GAAP, fixed assets may not be stated at more than their historical acquisition cost.

IFRS COMPARED WITH U.S. GAAP

Our financial statements have been prepared in accordance with IFRS, which varies in certain significant respects from U.S. GAAP. The principal differences between IFRS GAAP and U.S. GAAP as they relate to us concern:

•	revaluation of fixed assets;

•	PPAs;

•	equity accounting for investments;

•	depreciation of goodwill;

•	hedge accounting;

•	accounting for employee retirement benefits and additional minimum pension liability;

•	regulatory assets and liabilities;

•	accounts receivable – municipalities; and

•	income taxes.

Revaluation of fixed assets

In accordance with U.S. GAAP, property and equipment are carried at historical acquisition cost less depreciation. Depreciation charges are calculated on the basis of the acquisition cost of the asset and revaluations are not permitted.

In our transition to IFRS, we elected to follow the deemed cost exemption allowed by IFRS 1. This exemption permits a first time adopter of IFRS to measure the cost of property and equipment based on the deemed cost determined as the fair value at the date of transition or the previous revaluation amount recorded under local GAAP. This exemption can be applied to individual items of property and equipment.

We applied the previously revaluation amount recorded under Portuguese GAAP as the deemed cost of property and equipment, which is broadly comparable to depreciated cost adjusted for changes in a price index.

On this basis, the difference between the historical acquisition cost and the deemed cost, determined at the date of transition to IFRS, will need to be reversed for U.S. GAAP purposes.

PPAs

We are a party to several contracts with REN, the PPAs, which are treated as leases under U.S. GAAP. The evaluation of whether an arrangement contains a lease within the scope of Statement 13 and EITF 01-8 is based on the substance of the arrangements. These contracts include agreements that, although not nominally identified as leases, are classified as leases because they transfer substantially all of the benefits and risks related to the property to the lessee. In substance, these contracts explicitly identify the group of assets under which we produce power exclusively to be provided to the lessee and prohibit us from using any other power plant to supply the required power to the lessee. Additionally, these contracts convey the right to use the power plants and require that the total production is acquired by REN, who is the lessee.

As permitted under IFRS, we classify these assets as tangible fixed assets and amortize them on a straight-line basis at rates, which reflect the economic useful lives of each category of fixed assets. On December 2, 2004 IFRIC 4 – “Determining whether an arrangement contains a lease as defined in IAS 17” was published, effective January 1, 2006. Under IFRIC 4 an arrangement that contains a lease will be the same under IFRS and U.S. GAAP.

On January 27, 2005 in accordance with Decree law 240/2004, of December 27, 2004 we signed early termination contracts relating to the PPAs. The effectiveness of the termination agreement is suspended until certain conditions are met, including the start up of the spot market that assures the sales of generated electricity and the attribution of non-binding production licenses. When the required conditions are met allowing for the termination of the PPAs, we will reassess the accounting of these agreements under U.S. GAAP.

Under IFRIC 4, in accordance with the transition regime set by this rule, the PPAs should be analyzed based on information and facts as they exist at the date of such transition to determine whether in substance the contracts are a financial lease. We considered Decree law 240/2004 that established the early termination of the PPAs and the terms of the termination agreements signed in January 2005 relating to the electric generation facilities in PES, in the assessment of the adoption of IFRIC 4 effective January 1, 2006.

Equity accounting on investments

Our equity investments, namely our 30% shareholding in REN, are affected by certain accounting differences between U.S. GAAP and IFRS. The main differences are related to the revaluation of fixed assets, PPAs (from EDP Group, Turbogás and Tejo Energia), the tariff adjustment, other regulatory assets and deferred income taxes related to those adjustments.

Depreciation of goodwill

In our transition to IFRS, we elected to follow the exemption allowed by IFRS 1 regarding business combinations and have not restated past business combinations. Therefore, the purchase accounting used for Portuguese GAAP purposes as of January 1, 2004 remains unchanged.

Under IFRS, goodwill, including previously existing goodwill, is not amortized but is tested for impairment at least annually.

Until December 31, 2001, under U.S. GAAP, goodwill arising on acquisitions was reclassified as an intangible asset to be amortized over its estimated useful life. On January 1, 2002, we adopted SFAS 142, which establishes that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives, are not amortized but rather tested for impairment at least annually. We review the value of the goodwill periodically for other than temporary impairment. If such an impairment is indicated, a loss is recognized in the year.

There is a permanent difference related to the amortization of goodwill of 2002 and 2003, since under IFRS, goodwill continued to be amortized until December 31, 2003, whereas under U.S. GAAP, after the adoption of SFAS 142, effective on January 1, 2002, goodwill is no longer amortized.

Hedge accounting

Under the transition rules defined by IFRS 1, as of January 1, 2004, we were able to demonstrate that we had the documentation and tests required to prove the hedging purposes of the transactions that were contracted to hedge interest rate and exchange rate risks transactions, which were considered as hedging at the transition date.

For U.S. GAAP purposes, these transactions did not qualify for hedge accounting criteria up to December 31, 2003 because we did not have the documentation and tests required to prove the hedging purposes of these transactions. However, after January 1, 2004, since we had all the documentation and tests required to prove the hedging purposes of these transactions, we applied hedge accounting under U.S. GAAP prospectively.

Consequently, there will be a difference between IFRS and U.S. GAAP regarding the transition adjustment to IFRS until the maturity of those transactions. The most significant difference arises from derivatives which under IFRS have been formally documented prior to the transition date as at January 1, 2004, but since their inception were not assigned and documented as a hedge instrument under U.S. GAAP.

Employee retirement benefits and additional minimum pension liability

We and some of our subsidiaries have pension obligations, in connection with both defined benefit and defined contribution plans, and also have medical benefits for retired employees. Costs for defined contribution plans are expensed when incurred.

Under IFRS, and in accordance with IFRS 1, we elected to recognize at the date of transition, January 1, 2004, the unrecognized value of the actuarial losses against reserves. Actuarial gains and losses determined annually and resulting from the differences between financial and actuarial assumptions used and real values obtained and changes in the actuarial assumptions are recognized against equity, in accordance with the alternative method defined by IAS 19, revised on December 16, 2004, which was early adopted by us. The increase in past service costs arising from early retirements (retirements before the normal age of retirement) is recognized in the income statement when incurred.

Under U.S. GAAP, unrecognized actuarial gains and losses are amortized under the corridor method. The corridor method determines that the net cumulative actuarial gains and losses at the end of the previous reporting period which amount to up to 10 percent of the greater of the projected benefit obligation and the value of plan assets are not recognized or amortized as part of the net pension cost for the year. The amount of the unrecognized actuarial net gains or losses that exceeds the referred 10 percent must be amortized over the average remaining service period of the employees.

Additionally, under U.S. GAAP an additional minimum liability is required to be recognized, and charged to intangibles or other comprehensive income, when plan assets are less than employees’ accumulated benefits. When the accumulated benefit obligation exceeds the fair value of the plan assets, as it is the case with us, the excess is immediately recognized as an additional liability. The cost of this is capitalized as an intangible up to the amount of any unrecognized net transition obligation plus the unrecognized prior service costs, and the remainder is charged through OCI. Under IFRS (IAS 19), no such requirement exists, consequently a GAAP difference arises.

Regulatory assets and liabilities

In accordance with the IFRS conceptual framework, regulatory assets and liabilities, including tariffs adjustments, are not recognized and on that basis, at the transition date, these assets and liabilities were adjusted against reserves at the transition date. Under IFRS, regulatory assets and liabilities which relates to deferred costs and deferred income, respectively, defined and regulated by ERSE, being recoverable or payable through tariff adjustments to be charged to customers in future years were also adjusted against reserves at the transition date. These future tariffs adjustments are recorded as income in the period when they are charged to costumers.

Under U.S. GAAP, tariff adjustments for the regulated activity in Portugal are eliminated because in substance, management believes, that the tariff adjustments regulation does not meet in full the criteria set out in SFAS 71. Even though the scope criterion of SFAS 71 is met with respect to the regulated activities in Portugal, due to the uncertainty in relation to future income being in an amount at least equal to the capitalized cost or a situation of a permanent roll forward of cost with current year costs being deferred and prior cost being recovered in each period, the asset recognition criteria as defined in SFAS 71 is not met. As a result, tariff adjustments related to Portuguese activities, consistently with the accounting treatment under IFRS, are not also reflected in U.S. GAAP accounts.

However, the regulatory assets and liabilities including the tariff adjustments mechanism set out by the regulator ANEEL regarding our activities in Brazil meets the requirements of SFAS 71 and therefore are accounted for on that basis. Eligible costs are specifically determined by ANEEL and are recoverable through the recovery rates. Resulting from measures taken by the Brazilian government and by ANEEL in 2001, our companies in Brazil are subject to the application of SFAS 71.

Accounts receivable – Municipalities

From 1998 to 2000, we reached agreements with several municipalities on the terms of the future settlement of outstanding debts and for Portuguese GAAP maintained at balance sheet the corresponding bed debts provision. In connection with the transition to IFRS, no adjustment was made considering the actual recoverable amount of those receivables.

Under U.S. GAAP the collection of the receivables had previously been considered not probable and consequently had been fully provided. Therefore, at December 31, 2004, under U.S. GAAP the provision for doubtful debts was written back based on the actual collection and on the estimated recoverable amount of outstanding receivables.

Our net profit in 2005 under U.S. GAAP amounted to €1,108.9 million and €238.6 million in 2004 compared with €1,071.1 million in 2005 and €42.8 million in 2004, respectively, under IFRS. Our shareholders’ equity attributable to equity holders of EDP under U.S. GAAP was €5,557.8 million at December 31, 2005 and €4,582.9 million at December 31, 2004, compared with €4,823.4 million and €4,037.9 million, respectively, under IFRS.

See note 48 to our consolidated financial statements for the significant adjustments to net income and shareholders’ equity that would have been required if U.S. GAAP rather than IFRS had been applied in the financial statements.

IMPACT OF RECENTLY ISSUED U.S. ACCOUNTING STANDARDS

STANDARDS ADOPTED IN THE YEARS COVERED BY THE FINANCIAL STATEMENTS

Equity method of accounting – EITF No. 02-14

On July 16, 2004, the FASB ratified the Emerging Issues Task Force (EITF) consensus on Issue No. 02-14, Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means (EITF 02-14). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on our financial position, results of operations or cash flows.

Accounting for Preexisting relationships between the Parties to a Business Combination (EITF 04-1)

In October 2004, the EITF reached a consensus on EITF 04-1, “Accounting for Preexisting relationships between the Parties to a Business Combination.” EITF 04-1 addresses various elements connected to a business combination between two parties that have a pre-existing relationship and the settlement of the pre-existing relationship in conjunction with the business combination. We applied the provisions of EITF 04-1 to business combinations consummated and goodwill impairment tests performed beginning January 1, 2005.

Determining Whether to Report Discontinued Operations (EITF 03-13)

In November 2004, the EITF reached a consensus on EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB No. 144 in Determining Whether to Report Discontinued Operations.” EITF 03-13 addresses how an ongoing entity should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity, and the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component. If continuing cash flows are determined to be direct, then the cash flows have not been eliminated and the operations of the component should not be presented as discontinued operations. If continuing cash flows are determined to be indirect, then the cash flows are considered to be eliminated and the operations of the component should be presented as discontinued operations. In order to determine the significance of the continuing involvement, consideration must be given to the ability to influence the operating and or financial policies of the disposed component, as well as the retention of risk or the ability to obtain benefits. We applied the provisions of EITF 03-13 to a component of an enterprise that is either disposed of or classified a held for sale beginning January 1, 2005.

Accounting for Conditional Asset Retirement Obligations (FIN No. 47)

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47 Accounting for Conditional Asset Retirement Obligations, which clarifies that a liability (at fair value) must be recognized for asset retirement obligations when it has been incurred if the amount can be reasonably estimated, even if settlement of the liability is conditional on a future event. FIN No. 47 is effective as of December 31, 2005. The adoption of FIN No. 47 did not have a material impact on our financial position, results of operations or cash flows.

Accounting Changes and Error Corrections

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections,” or SFAS No. 154, replacing APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. The statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as revising previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of this rule will not have a material effect on our financial position, results of operations or cash flows.

STANDARDS TO BE ADOPTED IN FUTURE YEARS

Share-Based Payment (SFAS 123R)

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment (SFAS 123R), SFAS 123R is effective for interim or annual reporting periods beginning after June 15, 2005. The adoption of SFAS 123R will not have a material impact on our financial position, results of operations or cash flows.

Exchanges of Nonmonetary Assets (SFAS 153)

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, which becomes effective for financial statements for fiscal years beginning after June 15, 2005. According to Accounting Principles Board Opinion No. 29 (APB 29), exchanges of nonmonetary assets are generally measured based on the fair value of the assets exchanged, with certain exceptions. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets, which were exchanged at carrying values, and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS 153 will not have a material impact on our financial position, results of operations or cash flows.

Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination

In June 2005 and September 2005, ETIF discussed Issue 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination,” (“EITF 05-6”), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company will not have a material effect on its financial position, results of operations or cash flows.

Inventory Costs (SFAS No. 151)

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” which is an amendment of Accounting Research Bulletin No. 43, “Inventory Pricing.” SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. The provisions of SFAS No. 151 are effective for inventory costs incurred beginning January 1, 2006, and are applied on a prospective basis. The adoption of SFAS No. 151 will not have a significant impact on the Company’s consolidated financial statements.

Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140

In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments,” which is an amendment of FASB Statements No. 133 and 140 that amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

In November 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, “Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value.” The guidance in this FSP will be applied to reporting periods beginning after December 15, 2005. The Company did not have a material effect on its financial position, results of operations or cash flows.

Accounting for Servicing of Financial Assets

Summary of Statement No. 156 “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140” This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations, requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and permits an entity to choose either of subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Item 6. Directors, Senior Management and Employees

EXECUTIVE BOARD OF DIRECTORS

At our general shareholders meeting on March 30, 2006, none of the members of the former board of directors during the term of 2003-2005 were reelected. At this meeting, a resolution was passed to elect a board of directors that would serve until June 30, 2006. During this interim period, we kept in place a one-tier corporate governance structure consisting of a board of directors and an executive committee that was made up of directors.

In addition, at our general shareholders meeting of March 30, 2006, our shareholders passed a resolution amending our articles of association to change our corporate governance model to a two-tier system. These amendments were introduced following a reform to the Portuguese Company Law enacted by Decree law no. 76-A/2006, of March 29, 2006. The amendments to our articles of association became effective as of June 30, 2006, the date on which Decree law no. 76-A/2006 became effective. On June 30, 2006, the members of the executive committee that were elected to the board of directors on March 30, 2006 became the members of the new executive board of directors and the remaining members of the board of directors, and additional elected candidates, became the members of a new general and supervisory board.

Under the two-tier corporate governance system provided for in our amended articles of association, the management of EDP is the responsibility of an executive board of directors, which activity is overseen by a general and supervisory board.

Our executive board of directors manages our affairs and monitors the daily operation of our activities in accordance with Portuguese law and our articles of association. Our operating companies are each managed by their respective boards of directors who report ultimately to our executive board of directors.

Under Portuguese law, the executive board of directors has the power to perform any and all acts necessary or desirable for the furtherance of our purposes, with the exception of any acts that under Portuguese law or our articles of association are subject to the express approval of shareholders at a general meeting or to the prior favorable opinion of our general and supervisory board. Currently, the executive board of directors consists of a Chairman and six other executive directors elected by a simple majority of the votes cast at a general meeting.

The executive board of directors has the exclusive authority to represent us in transactions with third parties, but may delegate these powers. The executive board of directors has no power to amend or repeal the articles of association, which may only be amended or repealed by the shareholders in a general meeting by a resolution adopted by two-thirds of the votes cast, representing, on a first call, a quorum of at least one-third of our share capital, as set forth in Portuguese law.

Pursuant to our articles of association, our executive board of directors is responsible for:

•	setting the objectives and management policies of EDP and the EDP Group;

•	preparing our annual operating and financial plans;

•	managing our business affairs and performing all the acts and operations relating to our corporate purpose that do not fall within the duties attributed to other bodies of EDP;

•	representing EDP in or out of court, as plaintiff or defendant, in which capacity it may discontinue, reach a compromise or accept liability in any legal proceedings, and execute arbitration agreements;

•	acquiring, selling or by any manner transferring or creating encumbrances over rights or real estate assets;

•	incorporating companies and subscribing for, acquiring, creating encumbrances over and transferring stakes;

•	adopting resolutions regarding the issuance of bonds and other securities in accordance with the law and our articles of association, in compliance with the annual quantitative limits set by the general and supervisory board;

•	establishing our technical and administrative organization and the standards for our internal operation, notably concerning personnel and their remuneration;

•	granting powers of attorney, as deemed appropriate, including those of sub-delegation;

•	appointing our secretary and the respective substitute;

•	engaging the external auditor nominated by the general and supervisory board in accordance with our articles of association and removing him from such office upon indication from our general and supervisory board;

•	performing any other duties conferred on it by law or by the general shareholders’ meeting; and

•	establishing a specific regulation that sets out the rules for its internal operation.

However, our executive board of directors can only resolve on the following actions to the extent that the general and supervisory board gives its previous favorable opinion:

•	purchases and transfers of assets, rights and stakes with a significant economic value;

•	execution of financial agreements with a significant value;

•	opening and closing of establishments or important parts of establishments and important expansions or reductions of activity;

•	other businesses or operations with a significant economic or strategic value;

•	setting up or terminating strategic partnerships or any other forms of enduring cooperation;

•	merger, demerger or transformation plans;

•	amendments to the articles of association, including moving the registered office and increasing the share capital, when the initiative is conferred to our executive board of directors.

In this respect, our articles of association provide that the chairman of the general and supervisory board shall, pursuant to a request from the chairman of the executive board of directors, set the parameters to measure the economic or strategic value of operations that should be submitted to the previous favorable opinion of the general and supervisory board.

The term of office of the executive board of directors is three calendar years, with the year of election or appointment considered a full calendar year. Directors may be removed at any time, with or without cause, by the general meeting of shareholders, and their mandate is renewable. The general and supervisory board may propose the removal of any member of our executive board of directors to our general shareholders meeting. Vacancies that occur on the executive board of directors may be filled by the general and supervisory board, with the term of the new director being coterminous with that of the substituted director. Directors filling board vacancies pursuant to designation by the general and supervisory board must be submitted for ratification at the first general meeting of shareholders subsequent to the substitution. Our directors do not have service contracts with us or our subsidiaries that provide for benefits upon termination of employment. According to the articles of association, the executive board of directors must convene bi-monthly, and a majority of directors must be present to constitute a quorum. A director may be represented at a meeting only by another director by proxy given in writing for the meeting in question, and no more than one director can be represented by proxy at a particular meeting. Directors have equal voting rights, and all resolutions of the executive board of directors are adopted by a majority of the votes cast. The Chairman has the deciding vote in the event of a tie.

The current executive board of directors was appointed in March 2006 and became effective on June 30, 2006. Although its composition may change in order to fill vacancies, the current executive board of directors is composed of the following seven directors: Mr. António Luís Guerra Nunes Mexia, Mrs. Ana Maria Machado Fernandes, Mr. António Martins da Costa, Mr. António Manuel Barreto Pita de Abreu, Mr. João Manuel Manso Neto, Mr. Jorge Manuel Pragana da Cruz Morais, Mr. Nuno Maria Pestana de Almeida Alves.

For the year ended December 31, 2005, the former board of directors met 21 times (11 ordinary meetings and 10 extraordinary meetings) and the former executive committee met 50 times (45 weekly meetings and 5 extraordinary meetings). Generally, since the beginning of the former mandate in 2003, both of these bodies met with the participation of all its members, rarely holding meetings without any one director. In such cases the practice was to delegate on the chairman, with an adequate proxy for that specific meeting.

The members of our executive board of directors, effective from June 30, 2006, their principal past affiliations, information on their business experience and principal business activities outside of us and selected other information are set forth below:

Name	Age	Position	Year originally elected
Mr. António Luís Guerra Nunes Mexia	49	Chief Executive Officer	2006
Mrs. Ana Maria Machado Fernandes	43	Executive Director	2006
Mr. António Martins da Costa	51	Executive Director	2006
Mr. António Manuel Barreto Pita de Abreu	56	Executive Director	2006
Mr. João Manuel Manso Neto	48	Executive Director	2006
Mr. Jorge Manuel Pragana da Cruz Morais	48	Executive Director	2006
Mr. Nuno Maria Pestana de Almeida Alves	48	Chief Financial Officer	2006

Mr. António Luís Guerra Nunes Mexia was appointed our Chief Executive Officer in March 2006. Between July 2004 and March 2005 he served as Minister of Public Works, Transportation and Communications of Portugal’s 16th Constitutional Government. Mr. António Mexia was CEO of GALP between 2001 and 2004 and Chairman and CEO of Gas de Portugal and of Transgás between 1998 and 2001. In 1990, he joined Banco ESSI, the investment bank of the Espírito Santo group, and served as a member of the Executive Board of Directors in charge of the equity capital markets and project finance divisions until 1998. Previously, he was Vice-chairman of ICEP, the Portuguese board of external trade and foreign investment between 1988 and 1990 and Assistant to the Secretary of State for Foreign Trade between 1986 and 1988. Mr. Mexia holds a degree in Economics (1980) from the University of Geneva. During his career he acted as a Professor in Economics at University of Geneva, Lisbon’s Universidade Católica Portuguesa and Universidade Nova de Lisboa.

Mrs. Ana Maria Machado Fernandes was appointed to our executive board of directors in March 2006. Previously she was a board member of GALP (2004-2005), responsible for strategy, portfolio management, sustainable development, Chairman and CEO of Galp Power (2002-2005) in charge of launching the electrical business within GALP as a new business, a non-executive board member of Transgás (2001-2002), director of strategy and portfolio management at GALP and Director of Strategy and Planning at Gás de Portugal. From 1995 until 1998, Mrs. Fernandes was a board member of several companies of Banco de Fomento e Exterior, and, after it was acquired by Banco Português de Investimento, she assumed responsibilities at the corporate finance department as leader of an investment banking team and director of the bank. From 1989 until 1994 she was a senior financial analyst and director at Efisa – Sociedade de Investimento, S.A., the Portuguese arm of SG Warburg, later Banco Efisa. From 1986 until 1990, Mrs. Fernandes was a teacher at the economy faculty of Universidade do Porto and Universidade Portucalense, secretary general at the Portuguese Association of the Tanning Industry and a financial analyst at Banco Português do Atlântico (currently absorbed by BCP). Mrs. Fernandes holds a degree in economics and a post-graduate degree in international finance both from the economy faculty at Universidade do Porto. She has a MBA from Universidade do Porto/Universidade Nova de Lisboa.

Mr. António Martins da Costa was appointed to our executive board of directors in March 2006. He is also the CEO and Vice-Chairman of the board of directors of Energias do Brasil and Chairman of the board of directors of its subsidiaries in Brazil. He started his professional career in 1976 as a lecturer at the Superior Engineering Institute of Porto, joined EDP in 1981 and in 1989 moved to the financial sector, assuming the position of General Manager and Executive Board Member of insurance companies, pension funds and asset management operations of BCP and director of Eureko BC (Holland). Since 1999, he was also deputy CEO and vice-president of the executive board of PZU (Poland), the biggest insurance company and asset manager in Central and Eastern Europe. He holds a degree in Civil Engineering and an MBA from the University of Oporto, and has completed executive education studies at INSEAD (Fontainebleau), AESE (University of Navarra) and the AMP of the Wharton School (University of Pennsylvania).

Mr. António Manuel Barreto Pita de Abreu was appointed to our executive board of directors in March 2006. He is also Chairman of Edinfor and of EDP Powerline and a member of the board of HidroCantábrico, EDP Serviner, EDP – Estudos e Consultoria, CEM – Companhia de Electricidade de Macau and of EDA—Electricidade dos Açores. Previously at EDP he was a member of the board of directors (Executive Director from 2000-2003), general manager (2003-2006), general secretary, company secretary, Chairman of EDPP, EDPD, REN (2000), CPPE, TER, TERGEN and EDP Cogeração, Onitelecom (1998-2000), Oni Açores, Onisolutions (1999-2000), Edinet (1997-1999), ACE, MRH (2000-2001), Sãnvida (2000-2001), ENAGAS and NQF Gás, a member of the board of Optep (1997-1998), NQF PTE and NQF Energia, 093x (2000-2002), Vice President of Turbogás, S.A., executive director of REN (1994-1997), a director of DORE-Direcção Operacional da Rede Eléctrica (1991-1994) and had several roles in EDP’s divisions in charge of the Portuguese National Grid (1977-1991). Mr. Pita de Abreu holds a degree in electrotechnical engineering from Instituto Superior Técnico de Lisboa.

Mr. João Manuel Manso Neto was appointed to our executive board of directors in March 2006. He joined EDP in July 2003 as a General Manager. He was previously president of the executive committee of EDP Produção and CEO of HidroCantábrico. Before joining EDP, he worked in banking since 1981, mainly in what is now the BCP Group (in Portugal and in Poland), where he was General Manager in charge of several areas, including Treasury and Capital Market and Large Corporate Clients. Mr. Neto holds a degree in economics from Instituto Superior de Economia de Lisboa, a post-graduate degree in European economy from Universidade Católica de Lisboa and the academic component of the masters degree in economics from Universidade Nova de Lisboa. Until 1993, he also taught economics in Universidade Nova de Lisboa.

Mr. Jorge Manuel Pragana da Cruz Morais was appointed to our executive board of directors in March 2006. He joined EDP in 1983. Since 2005, he was an executive board member at HC Energía, and a board member of Naturgás and Telecable (Telecommunication Company in Asturias). Additionally, he was the CFO of EDP Group for the Spanish EDP companies. From 2000 to 2005 he was an executive board member and CFO of ONI. Prior to that, he was in charge of the Corporate Planning Division, having been responsible for the re-structuring of EDP and for the two initial phases of the reprivatization process of EDP. Mr. Morais holds a degree in electrical engineering from Instituto Superior Técnico and a MBA from Universidade Nova de Lisboa.

Mr. Nuno Alves was appointed our Chief Financial Officer in March 2006. Previously he was an executive board member of Millennium BCP Investimento responsible for BCP Group Treasury and Capital Markets (2000-2006), Chairman and CEO of CISF Dealer, the brokerage arm of Banco CISF (1999), co-head of Investment Banking Division (1997) and head of the Capital Markets Division (1996) of Banco CISF (currently Millennium BCP Investimento). In 1991, Mr. Alves was appointed as the Investor Relations Officer for Millennium BCP and in 1994 joined the retail network as Coordinating Manager. He joined the Planning and Strategy Department of Millennium BCP (1988) and in 1990 became an associate director of the bank’s Financial Investments Division. Mr. Alves holds a degree in Naval Architecture and Marine Engineering and an MBA from the University of Michigan.

GENERAL AND SUPERVISORY BOARD

According to the Portuguese Company Law, the general and supervisory board is responsible for the supervision of our affairs. Pursuant to our articles of association, our general and supervisory board has, in particular, the responsibility to:

•	oversee on a permanent basis the activity of the management of our company and controlled companies and to, in such respect, advise and assist our executive board of directors, notably in relation to strategy, achievement of goals and compliance with the applicable legal rules;

•	deliver its opinion about our management report and annual accounts;

•	oversee on a permanent basis the activity of our statutory auditor and of our external auditor and, concerning the first, to pronounce itself about its respective election or appointment, its removal and its independence conditions and other relations with our company;

•	oversee on a permanent basis and evaluate our internal procedures relating to accounting and auditing matters, as well as the efficacy of our risk management system, internal control system and internal audit system, including the receipt and processing of related complaints and queries, whether or not originating from employees;

•	propose the removal of any member of our executive board of directors to our general shareholders meeting;

•	monitor the definition of criteria and necessary competencies in the structures and internal bodies of our company, or of the group, or convenient to be complied with and their consequences in the respective composition, as well as to draw up plans of succession;

•	provide for, in accordance with law, replacement of the members of our executive board of directors in the event of absence or temporary impairment;

•	issue, at its own initiative or when requested by the chairman of our executive board of directors, an opinion about the annual vote of confidence in our directors;

•	monitor and assess matters relating to corporate governance, sustainability, internal codes of ethics and their compliance and evaluation and resolution of conflicts of interests’ systems, including in respect of our company’s relations with shareholders and to deliver opinions on these matters;

•	obtain financial or other means, which it reasonably believes are necessary for its activity and to request from our executive board of directors the adoption of measures or corrections that it considers appropriate, being allowed to engage the means required for its own independent advisory, if necessary;

•	receive periodic information from our executive board of directors about significant commercial relations between our company or controlled companies and shareholders with a qualified stake and related persons;

•	appoint the remuneration committee and the audit committee;

•	represent our company in its relations with the executive board of directors;

•	supervise the activities of our executive board of directors;

•	monitor compliance with the law and our articles of association;

•	select and replace our company’s external auditor, giving the executive board of directors instructions to engage and remove it;

•	monitor, when it deems appropriate and through the means considered appropriate, the correctness of the books, the account registers and supporting documents, as well as the status of any assets or values held by our company;

•	supervise the preparation and release of our financial information;

•	convene our general shareholders meeting when it deems convenient;

•	approve its internal regulation, which shall including rules regarding the relations between the corporate bodies and organs.

The members of our general and supervisory board, effective from June 30, 2006, their principal past affiliations, information on their business experience and principal business activities outside of us and selected other information are set forth below:

Name	Age	Position	Year originally elected
Mr. António de Almeida	69	Chairman	2006
Mr. Alberto Castro	54	Vice-Chairman	2006
Mr. Manuel Alves Monteiro	49	Member	2006
Mr. Eduardo de Almeida Catroga	63	Member	2006
Mr. Carlos Jorge F. Pereira Ribeiro	51	Member	2006
Mr. Vítor Franco	55	Member	2006
Mr. Vítor Gonçalves	51	Member	2006

Mr. Diogo Lacerda Machado	45	Member	2006
Mr. Vasco de Mello	49	Member	2006
Mr. Manuel Menéndez Menéndez	46	Member	2005
Mr. Vital Moreira	61	Member	2006
Mr. Jorge Maria Ricciardi	51	Member	2006
Mr. Carlos Jorge Ramalho dos Santos Ferreira	57	Member	2005
Mr. António Sousa Gomes	70	Member	2006
Mr. Paulo Teixeira Pinto	45	Member	2006
Mr. José Manuel Archer Galvão Teles	68	Member	2006

Mr. António de Almeida is the Chairman of the general and supervisory board of EDP. Mr. Almeida is also Chairman of the Audit Committee of the Angola Millennium Bank, the Mozambique International Bank, the Mozambique International Insurance and Lisgráfica. At EDP, António de Almeida was also CEO from October 1996 to April 1998 and Chairman of the Audit Committee from May 2003 to March 2004. He was previously CEO of OMIP – Iberian Electricity Derivatives Exchange and Chairman of OMIClear – Energy Derivatives Clearing Company. From 1998 to January 2004 he was a board member of the European Bank for Reconstruction and Development. From November 1978 to January 1980 and from June 1983 to November 1985 he was the Secretary of State Treasury. Mr. Almeida holds a degree in Economics, taught economics at the Mozambique University and was an invited Lecture of Business Administration at the Lisbon Autonomic University.

Mr. Alberto Castro was appointed to our general and supervisory board in 2006. Mr. Castro is currently the Dean of the School of Economics and Business Administration at the Portuguese Catholic University. He is also a non-executive member of the board of Douro Azul SGPS, president of Ciencinvest, a consultant for APICCAPS (Footwear Industrialists Association) and for Quaternaire Portugal, a member of the board of the Portuguese Business Association, a member of the board of the Oporto Trade Association, coordinator of Contacto@ICEP, an international internship program promoted by ICEP Portugal, a member of the board of the Association for the Museum of Transportation and Communications, a member of the board of the Association of the Universities of the North of Portugal (AURN), representing the Catholic University, a member of the steering committee of the International Working Party on Labor Market Segmentation and a member of the European Association of Research in Industrial Economics. Previously he was a member of the Advisory Board of PROINOV (Portugal Innovation Programme) and head of the management unit of “RIS Norte–Regional Innovation Strategy”. Mr. Castro has several publications, academic and professional, in the areas of industrial economics, economics of the firm, labor economics, regional economics, international economics and business strategy. He holds a degree in Economics from the Universidade do Porto and a Ph.D. in Economics from the University of South Carolina.

Mr. Manuel Fernando Macedo Alves Monteiro was appointed to our general and supervisory board in 2006. Mr. Alves Monteiro is a non-executive board member of the listed companies CIN, NOVABASE and Jerónimo Martins, and unquoted companies Douro Azul - SGPS, PPH-Porto Património Mundial – Emp. Imob., SA and Boats 4U – Projectos Fabricação Embarcações, Lda. He is Chairman of IPCG – Portuguese Corporate Governance Society. He is also an Advisory Board member of BPP – Banco Privado Português and of FEP-Faculty of Economics of the University of Porto. Other current roles include Audit Committee member of NOVABASE, President of the Remuneration Committee of Douro Azul - SGPS and consulting services for public organisms and private companies; he is a graduated in Law and member of the Portuguese Bar Association. In the past he was Chairman of Euronext Lisbon (the Portuguese Stock Exchange) and held various senior managing positions as board member of Euronext Holding (Holland), Euronext Paris, Euronext Brussels, Euronext Amsterdam and Clearnet. He was also Chairman and CEO of Interbolsa (Portugal) as well as CEO of the Portuguese Futures and Options Exchange. Additionally he acted as Chairman of the Managing Board of Casa da Música / Porto 2001, S.A. Mr. Alves Monteiro performed different roles in the executive bodies of international organizations connected to capital markets issues (FIABV-Ibero-American Federation of Stock Exchanges, ECOFEX-Committee of Options and Futures Exchanges, IFCI-International Finance and Commodities Institute (Committee Founder), ECMI – European Capital Markets Institute). He also took part in several organizations connected with the Portuguese financial market and Portuguese companies (President of the Board of Directors of APDMC-Portuguese Association for the Development of the Capital Market, Vice-President of the Board of Directors of FAE – Company Administrators Forum, Council member of the National Capital Market (chaired by the Finance Minister) and was member of the Advisory Committee of CMVM-Portuguese Securities and Exchange Commission. In 2003 he was awarded with the distinction “Chevalier de L’Ordre Nacionale de la Legion d’Honneur” by order of the President of France.

Mr. Eduardo de Almeida Catroga was appointed to our general and supervisory board in 2006. Since 2002, Mr. Eduardo de Almeida Catroga has been the President of Sapec, a holding company with activities in Portugal and Spain where he was previously Vice-President (1996-2002) and CEO (1981-1993). He is also a board member of Banco Finantia (an investment bank) and of Nutrinveste (a consumer products company) since 1996. From 1993 to 1995 he was Minister of Finance of Portugal. He was Member of the Board of Directors of BP – Portugal (Portuguese subsidiary of BP Group) (1983-1988), a

Board Member of Cel-Cat (a cable manufacturer company) (1982-1993), President of the Portuguese Association of Chemical Companies (1982-1988), Vice-President of Quimigal (a chemical company) (1978-1980), Member of the Executive Committee of CUF (1975-1977), Executive Director of CUF (1974-1975), an Economist at Group CUF Holding company (the most important conglomerate group of companies in Portugal before 1974 revolution) (1968-1973) and a Consultant, Ministry of Finance (1967). He has been Professor of Business Strategy at ISEG Technical University of Lisbon since 1990 and was also Assistant Professor of General Management (1974-1986). Mr. Catroga holds a degree in Finance from the Instituto Superior de Ciências Económicas e Financeiras (ISCEF), Technical University of Lisbon (currently ISEG) and a PMD from Harvard Business School.

Mr. Carlos Jorge F. Pereira Ribeiro was appointed to our general and supervisory board in 2006. Currently he is also shareholder, Vice-Chairman and President of the executive board of directors of GEOCAPITAL, Investimentos Estratégicos, S.A., a company that has several investments in Portugal and Macau, China which is aimed at deepening the economic ties between China and the Portuguese speaking countries through strategic investments. He is also the Executive President of Guinor, S.A. and a director of Energy Finance. From 1990 to 1997 he was a director of the following financial holding Companies: Interfina, SA, FINAE, SA, Invest, SA, Finansol, SA, Credicapital, SA, Nam Van, SA and Admond, SA. These companies’ financial investments focus was on engineering (Empec, OPCA, Construções Técnicas), hospital management (Hospitália), industrial maintenance (Engigás), banking (Banco Comercial de Macau, Banco Crédito Predial Português, Banco Português do Atlântico), financial services (Moza Capital), insurance (Global, Global Vida), leasing (Geoleasing), telecommunications (Finacom, Radiomóvel), shipping (Portline), tourism (Estoril Sol), property development (SGAL – Soc. Gestora da Alta de Lisboa, Nam Van Lakes), infrastructures (Hospital Conde S. Januário, Porto de Ká-Hó, Ponte de Macau-Taipa, Aeroporto Internacional de Macau), aeronautics (VARIG Engenharia), media (Jornal Comércia de Macau), Natural Resources (Zamcorp) and energy (EDP – Energias de Portugal). Mr. Ribeiro holds a degree in Law from Lisbon’s Classic University and from Gama Filho University in Rio de Janeiro, Brazil. He complemented his academic achievements by participating in various seminars, conferences and internships in the areas of Political Science, International Law and Diplomatic studies.

Mr. Victor Domingos Seabra Franco was appointed to our general and supervisory board in 2006. Mr. Franco is since 2005 the chairman of the Assembly of Instituto Superior de Ciências do Trabalho e da Empresa (ISCTE) and a partner in Victor Franco & Lisboa Nunes, SROC and in Grant Thornton & Associados, SROC, Lda, statutory auditors companies. From 1998 until 2005 he was chairman of the General Meeting of the Association for Statutory Auditors. From 1976/2006 he was a professor of financial accounting, cost accounting and management accounting in the management degree and masters and doctoral program in accounting at ISCTE, coordinator of management accounting in the management degree program at ISCTE (1988/2006) and of the masters and doctoral program in accounting at ISCTE (1999/2003) and chairman of the Masters Committee at ISCTE’s Management School (2000/2001), of the Scientific Committee of the Management School (2002/2004). He is a registered statutory auditor, registered lawyer, registered manager and legal liquidator and registered economist. He graduated in finance from Instituto Superior de Economia da Universidade Técnica de Lisboa, graduate in law from the Lisbon Law Faculty, Universidade Clássica de Lisboa. Mr. Franco holds a Ph.D. in Economics and Business Sciences from Universidad Autónoma de Madrid and is a Full Professor of the Finance and Accounting Department at ISCTE. From 1977 to 1987 he was Inspector for the General Inspection of Finances – Ministry of Finance.

Mr. Vítor da Conceição Gonçalves was appointed to our general and supervisory board in 2006. He is a Full Professor of Business Administration at ISEG – Instituto Superior de Economia e Gestão, Universidade Técnica de Lisboa since 1994. He is the Dean of ISEG since 2003 and has been the President of the Executive Council of Idefe – Instituto para o Desenvolvimento e Estudos Económicos, Financeiros e Empresariais since 2003 and the President of the General Meeting of CEGE – Centro de Estudos de Gestão since 1996. He is currently the scientific director of several post-graduate programs in Management at ISEG. Mr. Gonçalves was a member of the Board of Directors of Promindustria – Sociedade de Investimento SA (1994-1996) and a member of the board of the board of directors of IFEA – Instituto de Formação Empresarial Avançada SA (1998-2003). He acted as a senior consultant to several Portuguese and international companies and also to several government organizations. He was the president of the international “expert group” that evaluated the “European research area” program for the European Commission (2001-2002). Mr. Gonçalves holds a degree in Management from ISEG / Universidade Técnica de Lisboa, a doctorate degree in Business Administration from Univerdidade de Sevilla and the Aggregate title from the Universidade Tecnica de Lisboa.

Mr. Diogo Lacerda Machado was appointed to our general and supervisory board in 2006. He was admitted to the Portuguese Bar Association in 1986. He was Secretary of State for the Justice Department of the Government of Portugal (1999-2002), adviser to the Secretary Assistant of the Administration and Justice Department of the Government of Macao (1988-1990), lecturer in the master degree program at the University of Coimbra, Law School, post-graduate of the Catholic University and High Institute of Education and Sciences and the Portuguese Bars of Lisbon and Coimbra and a member of the Judiciary Superior Council as Parliament Representative from 1997-1999, as well as of a number of organizations, including,

AIDA Concordia Conciliation Centre and AMG – Business Mediators. Mr. Machado is the author of a number of articles on justice, courts, alternative dispute resolution methods and complementary justice services published in several newspapers and publications and was the speaker at several national and international conferences on insolvency and corporate restructuring, business law, dispute resolution, telecommunications, computer software licensing, copyrights, corporate law, mergers and acquisitions, patents, litigation, arbitration and mediation. Mr. Machado holds a law degree from the University of Lisbon.

Mr. Vasco Maria Guimarães José de Mello was appointed to our general and supervisory board in 2006. He is Chairman and CEO of Brisa and Chairman and CEO of José de Mello, S.G.P.S., S.A., holding company of one of the major Portuguese groups, with significant interests in banking, chemical industry, healthcare, energy, technologies and highway toll concessions. He also serves as Vice-Chairman of the Advisory Board of BCP, Invited Member of the Supervisory Board of BCP, Member of the Supervisory Board of Millennium BCP Bank (Poland) and Member of the Board of Albertis, Infrastructuras, S.A. From 1992 to 2000, he was Chairman of Banco Mello, Chairman of Banco Mello de Investimentos, Chairman of Companhia de Seguros Império, Vice Chairman of José de Mello, S.G.P.S. and Director of UIF – União Internacional Financeira. From 1985 to 2002 he was Managing Director of CUF Finance in Geneve, Switzerland. From 1978 until 1980 he was with Citicorp in New York and in Banco Crefisul de Investimento in São Paulo, Brazil. Mr. José de Mello holds a bachelor’s degree in Business Administration from the American College of Switzerland.

Mr. Manuel Menéndez Menéndez was appointed to our general and supervisory board in 2006. At EDP he was a member of the board of directors since January 2005. He is currently Chairman of CajaAstur, of HidroCantábrico and of Naturgás, a board member of Neo Energia, of the Spanish Confederation of Savings Banks and of UNESA (Spanish Association for Electricity Industry) and a member of the Official Registry of Auditors of Accounts. He represents Peña Rueda S.L. (a 100%-owned subsidiary of CajAstur) on Enagas´ board of directors. He was previously a board member of CajAstur and HidroCantábrico, a member of the board, of the executive committee and audit and control committee of AIRTEL (now Vodafone), a board member of ENCE and LICO Corporación, Vice-Chairman of SEDES, S.A. and Executive Chairman of the Sociedad de Garantías Recíprocas de Asturias (Asturgar). Mr. Menéndez has been a professor in the Department of Business Administration and Accountancy at the University of Oviedo, where he earned his doctorate in economic sciences in 1985 (cum laude and with a Special Mention from the Board of Examiners). He earned degrees in economics and business administration in 1982.

Mr. Vital Moreira was appointed to our general and supervisory board in 2006. He is currently Professor of Public Law (Faculty of Law, University of Coimbra), Chairman of the Research Centre of Public Law and Regulation at the Faculty of Law in Coimbra University (Centro de Estudos de Direito Público e Regulação) and director of a postgraduate course on Public Regulation and Competition, available since 2001. Mr. Vital Moreira is co-editor of “Journal of Public Law of the Economy” (“Revista de Direito Público da Economia”) a Portuguese-Brazilian quarterly published in Belo Horizonte, Brazil, the author of several books and many articles on constitutional law and administrative caw, including The Economy and the Constitution (Economia e Constituição - Coimbra, 1974), Professional Self-Regulation and Public Administration (Auto-regulação Profissional e Administração Pública - Coimbra, 1997) and, together with Fernanda Maçãs, Independent Regulatory Authorities (Autoridades Reguladoras Independentes - Coimbra, 2003). Mr. Moreira is weekly columnist of the general daily newspaper “Público” (Lisbon) and monthly columnist of the business daily newspaper “Diário Económico” (Lisbon). He is a former Member of the Constituent Assembly (1975-76) and of Parliament (1976-1982, 1996-97) and former justice of the Constitutional Court (1983-1989).

Mr. Jorge Maria Ricciardi was appointed to our general and supervisory board in 2006. He is currently President and Chief Executive Officer of Banco Espírito Santo de Investimento, S.A., the merchant bank of the Espírito Santo financial group. He has been with the Espírito Santo Group since 1979 where he served as member of the board and executive committee of Banco Espírito Santo, S.A. with responsibility of global risk management, Vice-Chairman of the Executive Board of Banco Espírito Santo de Investimento, S.A. (ex. Espírito Santo Sociedade de Investimentos, S.A), Director of Espírito Santo Sociedade de Investimentos, S.A., General Manager of the Corporate Finance Department and Manager of the Merchant Banking - Capital Markets Department of Banco Internacional de Crédito, Co-Manager of Bank Espírito Santo International Limited and Financial Controller and Assistant to the General Financial Controller of Espírito Santo Group Worldwide. From 1978 to 1979 he worked for YTONG PORTUGUESA, a civil construction work equipment manufacturing corporation, as an Economist Consultant. Mr. Jorge Maria Ricciardi graduated with honors in “Sciences Economiques Appliqués” at the Institute of Business Administration of the Catholic University of Louvain – Belgium, where he presented his graduation thesis on “La Banque et la Prise de Décision d’Octroi de Crédits d’Investissement”.

Mr. Carlos Jorge Ramalho dos Santos Ferreira was appointed to our general and supervisory board in 2006. He is currently Chairman of CGD. He was a member of the Tax Reform Commission (1984-1988), a member of the Portuguese Parliament, Vice-Chairman of the Parliamentary Commission for Health and Social Security (1976), a voting member of the Management Board of ANA (1977-1987) and Chairman of the Board of Fundição de Oeiras (1987-1989) and of the Macao

Airport Company (1989-1991). He has been a director of the Champalimaud Group, and chaired the Board of Mundial Confiança and the General Meeting of Shareholders of Banco Pinto & Sotto Mayor. Between 1999 and 2003, at the BCP Group, he was a director of Servibanca, Vice-Chairman and a voting member of the Board of Director of Seguros e Pensões Gere, a Director and Chairman of Império Bonança, of Ocidental and Ocidental Vida Insurance companies, of Seguro Directo, of ICI-Império Comércio e Indústria, of Companhia Portuguesa de Seguros de Saúde, of Autogere, of Corretoresgest, and a director of Eureko B.V. He has also been Vice-Chairman of Estoril Sol, Vice-Chairman of Finansol, non-executive Chairman of Willis Portugal-Corretores de Seguros (2003-2005) and a director of Seng Heng Bank (2005). Mr. Ferreira holds a law degree from the Universidade Clássica de Lisboa (1971).

Mr. António Sousa Gomes was appointed to our general and supervisory board in 2006. Previously he was Chairman and Executive President of CIMPOR – Cimentos de Portugal, SGPS, SA. (1992-2001), Chairman and Executive President of IPE, SA, Chairman of the Board, SEFIS and EGF, Director at the Development Studies Institute (Instituto de Estudos para o Desenvolvimento), Portuguese Minister of Housing and Public Works (1978-1979) and Minister of Industry (1978), Minister of Economic Coordination and Planning (1976-1978), Member of the Portuguese Parliament (1976-1979), Economic consultant in industrial and strategic planning, Project manager in metallurgical and steel activities. Mr. Gomes holds a degree in mechanical engineering from the Lisbon University and SEP, Graduate School of Business, Stanford University.

Mr. Paulo Teixeira Pinto was appointed to our general and supervisory board in 2006. He is currently Chairman of the board of directors of BCP. He joined the staff of BCP in November 1995 as head of the Legal Department of the Corporate Centre. He was appointed general manager and company secretary in March 2000. His duties also included responsibilities in institutional relations, with emphasis on his contacts with the regulatory authorities and with the unions. Since its constitution in 2003, he has been a member of the Corporate Governance Steering Committee, of the Social Relations Committee and of the Training and Vocational Development Committee, and, since 2004, he has been the CEO of the Banco Comercial Português Foundation. Since January 2004 he has been the coordinator of the Millennium Project, the refoundation project of the BCP Group. He was a member of the 12th Constitutional Government under Prime Minister Prof. Aníbal Cavaco Silva, having held the position of Under Secretary of State of the Presidency of the Council of Ministers from November 5, 1991 to March 18, 1992, and Secretary of State of the Presidency of the Council of Ministers from March 18, 1992, to October 28, 1995, a position he held in conjunction with that of Government spokesman. He was the Portuguese Government representative for the OECD Public Management program. He has written university studies and articles for newspapers and magazines and has spoken at numerous conferences. His publications include the following: Compêndio de Direito Económico e Financeiro (Compendium of Economic and Financial Law), joint author (1991); O Associativismo Empresarial (Business Associations) (1998); Um dever chamado futuro (A Duty Called Future) (2001) and Querer Crer (Wanting to Believe) (2002). Mr. Paulo Teixeira Pinto holds a degree in law, specializing in Juridical-Political Sciences at the University of Lisbon, and in Juridical Sciences from the Universidade Livre (1983); he took his Doctorate Course in History of Law at the Universidad Complutense de Madrid (1988), and attended the Corporate Strategy Programme, INSEAD at Fontainbleau (2000) and the Senior Company Management Programme, given by AESE—School of Business Management (2003). From 1983 and 1988 he lectured at the Faculties of Letters and of Law of the University of Lisbon and at the Department of Law of Universidade Livre.

Mr. José Manuel Archer Galvão Teles was appointed to our general and supervisory board in 2006 and is President of the General Meeting of Shareholders of EDP. He is currently a partner at Morais Leitão, Galvão Teles, Soares da Silva & Associados Sociedade de Advogados. Mr. José Manuel Galvão Teles has practiced law since 1961 (except during 1975-1976, when he served as the Portuguese Ambassador to the United Nations). He now handles Special Cases within the Litigation Department. Mr. Galvão Teles is widely experienced in mergers and acquisitions and as a consultant to some of the most important national and foreign companies established or operating in Portugal and focuses his professional activity in the areas of corporate law, general civil law, arbitration and litigation. He is President of the General Meeting of Shareholders of the largest companies with head offices in Portugal (banking, electricity, distribution, etc.). Throughout his career as an attorney, he has provided legal advice on some of the largest civil cases brought to trial in the Portuguese Courts. He was also successful as defense counsel, representing clients on some of the most important and notable criminal cases. Mr. Teles is a Member of the Portuguese Council of State and has been the Delegation Head of important political and economic-financial missions (addressing impacts on Angola of the nationalization of Portuguese banks; litigation with Frelimo during the decolonization of Mozambique, particularly related to Banco Nacional Ultramarino). He is Chairman of the Board of Directors of the Association for the Progress of Law and is consultant to several socio-cultural associations and foundations. During the 1970s and 1980s he was a member of the Presidency of the International Court for judging Apartheid Crimes and between 1976 and 1982 he was President of the Portugal-Spain Friendship Association. He is Member of the Portuguese Bar Association since 1963, Member of the International Bar Association and the author of several articles published in specialized reviews. Mr. Teles holds a Law Degree from the University of Lisbon Law School.

AUDIT COMMITTEE

In July 2003, our former board of directors created an audit committee composed of three directors. Mr. José Manuel Trindade Neves Adelino is the President of the audit committee. Mr. Luís Filipe Rolim de Azevedo Coutinho and Mr. António Afonso de Pinto Galvão Lucas are also members of the audit committee. The members of the audit committee were qualified as independent directors under CMVM Regulation no. 11/2003 of December 2, 2003.

On March 30, 2006, three of the directors elected to serve on the board of directors until June 30, 2006, António de Almeida (chairman), Carlos Jorge Ramalho dos Santos Ferreira and Eduardo de Almeida Catroga were appointed to the audit committee. Pursuant to the changes to our corporate governance model that became effective on June 30, 2006, our audit committee is now composed of three members of the general and supervisory board. Mr. Vítor Gonçalves is the Chairman of the audit committee. Mr. Manuel Fernando de Macedo Alves Monteiro and Mr. António Francisco Barrosa de Sousa Gomes are also members of the audit committee. According to our articles of association all of the members of the audit committee must be independent in accordance with the criteria set forth in Article 9 of our articles of association and Article 414, no. 5 of the Portuguese Company Law.

The audit committee has, among others, the following main functions delegated to it by the general and supervisory board:

•	deliver its opinion about our management report and annual accounts;

•	oversee on a permanent basis the activity of our statutory auditor and of our external auditor and, concerning the first, to pronounce itself about its respective election or appointment, its removal and its independence conditions and other relations with our company;

•	oversee on a permanent basis and evaluate our internal procedures relating to accounting and auditing matters, as well as the efficacy of our risk management system, internal control system and internal audit system, including the receipt and processing of related complaints and queries, whether or not originating from employees;

•	monitor, when it deems appropriate and through the means considered appropriate, the correctness of the books, the account registers and supporting documents, as well as the status of any assets or values held by our company; and

•	supervise the preparation and release of our financial information.

REMUNERATION COMMITTEE

Our remuneration committee is composed of three members, who are members of the general and supervisory board, as provided for in Portuguese law and in Article 27 of our articles of association. The majority of the members of the remuneration committee must be independent in accordance with the criteria set forth in Article 9 of our articles of association. This committee has the capacity to determine the remuneration of our executive board of directors, including retirement plans. The current members of the remuneration committee are Mr. Alberto João Curanceiro de Castro (Chairman), Mr. Eduardo de Almeida Catroga and Mr. Paulo Jorge de Assunção Rodrigues Teixeira Pinto. Neither the law nor our articles of association impose or provide for a charter or regulation to be approved in relation to the organization or activity of the remuneration committee.

In addition, Article 11, no. 2, paragraph d) of our articles of association provides for the existence of an additional remuneration committee that is responsible for determining the remuneration of the members of our corporate bodies other than the executive board of directors. The majority of the members of the remuneration committee must be independent in accordance with the criteria set forth in Article 9 of our articles of association. The current members of the remuneration committee are Mr. Alberto João Curanceiro de Castro (Chairman), Mr. Eduardo de Almeida Catroga and Mr. Paulo Jorge de Assunção Rodrigues Teixeira Pinto.

Under Portuguese law, a director must act with due care, diligence and loyalty, always seeking to promote the company’s interest while taking due account of the interests of other relevant stakeholders, such as shareholders, employees and creditors. A member of a supervisory board must act with due care, diligence and loyalty in accordance with the interest of the company. Each director and member of a supervisory board will be liable to the company, the company’s shareholders and third parties for any damages caused by a breach of these duties. A member of a supervisory board will be jointly and severally liable with a director for the damages caused by an action or omission of a director if such damage would not have occurred if such member had performed his supervision duties.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Aggregate compensation paid in 2005 by us to our directors was approximately €3.9 million. Our Portuguese annual report to shareholders includes individual compensation for the chairman of our board of directors and for our chief executive officer. During 2005, we paid €716,983.54 to Mr. Francisco Sánchez, Chairman of our board of directors, and €716,983.54 to Mr. João Talone, our Chief Executive Officer and Chairman of the executive committee of our board of directors.

SHARE OWNERSHIP

As of December 31, 2005, the members of the former board of directors as a group owned, in the aggregate, less than 1% of our outstanding shares (not including shares held by any entity with which any of the directors or executive officers are affiliated).

Members of the Board of Directors	Number of Shares(1)
Mr. Francisco de la Fuente Sánchez	12,654
Mr. João Ramalho Talone	2,324
Mr. António Afonso de Pinto Galvão Lucas	0
Mr. Arnaldo Pedro Figueirôa Navarro Machado	11,809
Mr. Carlos Jorge Ramalho dos Santos Ferreira	24,400
Mr. Jorge Manuel Oliveira Godinho	35,380
Mr. José Alfredo Parreira Holtreman Roquette	1,000,000
Mr. José Manuel Gonçalves de Morais Cabral	0
Mr. José Manuel Trindade Neves Adelino	1,091
Mr. José Pedro da Silva Sucena Paiva	10,060
Mr. Luís Filipe Rolim de Azevedo Coutinho	0
Mr. Manuel Menéndez Menéndez	0
Mr. Paulo Azevedo Pereira da Silva	7,304
Mr. Pedro Manuel Bastos Mendes Rezende	0
Mr. Rui Miguel de Oliveira Horta e Costa	4,589

1,109,611

(1)	Reflects aggregate shares held by directors and the directors’ family members.

As of December 31,2005, the members of the former board of directors have also been granted an aggregate of 2,043,144 stock options under our stock option plans that remain outstanding, of which 603,830 stock options are exercisable as of that date. There were two stock options plans outstanding as of December 31, 2005:

•	A plan granted until 2004 for members of the board of directors, initially comprising a total of 2,450,000 ordinary shares declared at the general shareholders meeting on May 10, 2000. This plan is managed by unrelated persons who are not employees of EDP or its subsidiaries. Under this plan, the exercise price of each option equals the market price of our stock on the date of grant and each option has a maximum term of 5 years.

•	A plan granted in 2005 concerning the board of directors, to be exercisable from 2006-2008. This new plan has maximum duration of 8 years and is divided in three parts: options are exercisable within 1 year of its attribution for the first part, 2 years for the second part and 3 years for the remaining options.

A summary of the status of our two fixed stock option plans as of December 31, 2004 and 2005, and changes during the years then ended on those dates presented below:

	Option activity	Weighted average exercise price
Balance December 31, 2003	2,422,258	3.36
Options forfeited(1)	(2,299,533)	—
Options granted	490,000	—
Balance December 31, 2004	612,725	2.44
Options forfeited	(262,391)	—
Options granted	1,692,810	—
Balance December 31, 2005	2,043,144	2.27

(1)	Options forfeited include options not exercised within the required period and option forfeited by departing plan participants.

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2005.

Options outstanding	Weighted average exercise price	Weighted average remaining contractual life	Options exercisable
2,043,144	2.27	6.52 years	603,830

EMPLOYEES

The following table shows our number of employees by business areas and geographic area.

	As of December 31
Employees	2003	2004	2005
Electricity Generation
Portugal	1,992	1,800	1,687
Spain	471	595	586
Brazil	139	103	184
Energy Distribution and Supply
Portugal	6,397	5,607	5,508
Spain	672	803	800
Brazil	3,514	3,361	3,233
Other	4,433	3,788	2,143
Permanent staff Fixed-term	17,261	15,653	13,918
Contract	357	404	223

Total	17,618	16,057	14,141

Approximately 59.8% of our employees are members of a union. Our non-management employees in Portugal are represented by 28 unions, of which six represent the majority of employees. Most of the unions are members of one of the two principal confederations in Portugal: CGTP-Intersindical and UGT. Our non-management employees in Spain are represented by nine unions and our non-management employees in Brazil are represented by seven unions. The unions assume responsibility for annually negotiating salary levels, negotiating the collective bargaining agreements and ensuring that the collective bargaining agreements are correctly applied. In May 2000, we reached agreement with all of the unions representing our employees in Portugal on a new collective bargaining agreement which provides for, among other things, higher entry level compensation across professional categories and greater opportunities for seniority-related compensation increases within individual professional categories. The May 2000 agreement and related agreements provide for certain salary increases for employees in Portugal determined on an annual basis. The weighted average salary increases for employees in our electricity business companies are 3.66% for 2005, 3.1% for 2004, 5.4% for 2003 and 4.3% for 2002. Future increases will be negotiated on an annual basis.

From 1988 through 2005, we experienced 17 strikes, six of which lasted only 24 hours each, and two of which lasted 48 hours each. Twelve of the 17 strikes concerned salary negotiations, our privatization or our restructuring.

In 2002, there were 3 strikes, concerning employee’s rights, salary negotiations, the maintenance of the National Wealth Service and the public social security system, protests against the approval of new labor laws and against an installation closing. One of these strikes was a national strike. In all there were 2,639 workers involved and 25,530 hours of strike time (number of persons per strike multiplied by the number of hours of each strike).

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

In 2005, concerning Portuguese companies, there were two strikes involving 81 workers and 341 hours of strike time, both of them defending the Public Energy Sector and against privatization, and also defending de Collective Work Agreement. Brazil has experienced one strike involving 800 workers and 6400 hours of strike time, attempting to get hire salary adjustments and more social benefits (strike time concerns the number of persons per strike multiplied by the number of hours of each strike).

EMPLOYEE BENEFITS

Our employees are entitled to participate in a profit sharing program. In 2005, approximately €29.4 million was distributed to our labor force as profit sharing. We maintain defined benefit pension plans for all employees of the companies that have subscribed to the Collective Labor Agreement in Portugal and Brazil. These pension plans are supplemental to the pension provided to retirees by the social security systems. As of December 31, 2005, the value of the underlying pension funds totaled €1,415.7 million, and the pension expense in 2005 was €62.8 million. For further information about our pension and benefit plans, see “Item 5. Operating and Financial Review and Prospects—Pensions and Benefits” and note 33 to our consolidated financial statements. Our directors and senior officers are also eligible for stock option plans, described in “—Share Ownership.”

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

Item 7. Major Shareholders and Related Party Transactions

The Portuguese government, through Parpública, a corporation wholly-owned by the Portuguese government, which was formed in 1991 for the purposes of holding the Portuguese Republic’s interest in a number of enterprises in various industries, as of May 31, 2006, owned approximately 20.49% of our outstanding share capital. Through CGD, a state-owned bank, the Portuguese government owns an additional 4.95% of our share capital. The Portuguese government’s ownership of our share capital declined from approximately 70% in 1997 to the current level as a result of the offering of our ordinary shares in successive stages of our privatization, the last of which took place in November 2004.

The following table sets forth information concerning the ownership of our share capital as of May 31, 2006. Other than as set out in the following table, we are not aware of any shareholder owning more than 2.0% of our share capital.

Name of owner	Number of Ordinary Shares owned	Percentage of Outstanding Ordinary Shares
Parpública	749,323,856	20.49%
Iberdrola, S.A.	347,371,083	9.50%
Caja de Ahorros de Asturias (CajAstur)	202,250,158	5.53%
Caixa Geral de Depósitos, S.A.	181,085,442	4.95%
BCP - Banco Comercial Português, S.A.	106,396,579	2.91%
UBS AG	88,095,427	2.41%
The BCP Group’s Pension Fund	81,615,161	2.23%
Banco Espírito Santo, S.A.	79,524,691	2.17%
Baltic - SGPS, S.A.	73,202,802	2.00%

The Portuguese government or equivalent entities have special rights that all other holders of our ordinary shares do not have. To learn more about the special rights of the Portuguese government or equivalent entities, you should read “Risk Factors—Other Risks—Restrictions on the exercise of voting rights, as well as special rights granted to the Portuguese government or equivalent entities, may impede an unauthorized change in control and may limit our shareholders’ ability to influence company policy.”

As of May 31, 2006, approximately 4.7% of our shares were represented by ADSs that were held by three holders of record, including The Depository Trust Company. The number of ADSs outstanding was 17,310,009 as of May 31, 2006.

In the ordinary course of business, we enter into transactions with BCP, CGD and BES in the nature of customary commercial banking transactions, such as deposits and loans. We believe that all such transactions have been entered into on arms-length terms and conditions. We may also enter into transactions in the ordinary course of business with companies with which some of our directors hold positions of significant responsibility.

Mr. Paulo Teixeira Pinto, Chairman of the board of directors of BCP, is a member of our general and supervisory board. Currently, we and BCP have cross-shareholdings. We and the EDP pension fund together own 4.36% of BCP’s share capital. BCP owns 2.91% of our share capital and BCP Group’s pension fund owns 2.23% of share capital. In the ordinary course of business, we and BCP enter into customary commercial banking transactions, such as deposits and loans.

On May 9, 2001, we entered into an agreement for a strategic alliance in the telecommunications sector with BCP, GALP and Brisa. Brisa became a shareholder of ONI in exchange for its 100% stake in Brisatel, which owned 4% of ONI Way. As a result of the agreement, EDP holds 56% of the share capital of ONI and Brisa holds 17%, while BCP and GALP hold the remaining 22.8% and 4.2%, respectively. Within the context of the strategic alliance, Brisa proposed two members of ONI’s board of directors and they were subsequently elected by the shareholders of ONI. Baltic, a company controlled by the José de Mello Group, currently owns 2.00% of our share capital that was previously owned by Brisa. Mr. Vasco Maria Guimarães José de Mello, Chairman and CEO of Brisa and a representative of Baltic, is a member of our general and supervisory board.

Mr. Manuel Menéndez Menéndez is the Chairman of HidroCantábrico, CajAstur and Naturgás, a member of the board of directors of Neo Energia and a member of our general and supervisory board. We are party to a shareholders’ agreement with CajAstur concerning HidroCantábrico. For more information on this shareholders’ agreement, see “Item 4. Information on the Company—Spain—History and Business Overview—Energy—Iberian electricity.”

Item 8. Financial Information

CONSOLIDATED STATEMENTS

Please refer to “Item 18. Financial Statements” and pages F-1 through F-82 of this annual report.

OTHER FINANCIAL INFORMATION

LEGAL PROCEEDINGS

We are subject to a number of claims and legal and arbitral proceedings incidental to the normal conduct of our business. Management does not believe that liabilities related to such claims and proceedings are likely to be, individually or in the aggregate, significant effects to our financial position or profitability.

DIVIDENDS AND DIVIDEND POLICY

We have declared dividends each year since 1991, when we became a limited liability corporation. The following table shows our dividends per share based on 3,000,000,000 ordinary shares outstanding in the years through 2003, and 3,656,537,715 ordinary shares outstanding in 2004 and in 2005:

	2001	2002	2003	2004	2005
Dividends per ordinary share (in euro)(2)	0.11	0.09	0.09	0.09	0.10
Dividends per ordinary share (in U.S. dollars)(1) (2)	0.10	0.11	0.11	0.11	0.13

(1)	Translated at the prevailing rate of exchange on the date of payment, which for the 2005 dividend (paid in 2006) was $1.263 = €1.00.
(2)	Actual dividend paid in 2004 was €0.09243 (U.S.$0.11923).

The payment and amount of dividends are subject to the recommendation of our board of directors and the approval by our shareholders at a general meeting. It is the current intention of the board of directors, subject to our financial condition and 2005-2007 strategic business plan, to increase our annual total dividend distribution during the 2005-2007 period by 7% to 8% annually.

In 2005, the first year in which dividends were distributed after our share capital increase in 2004, the total amount of dividends was adjusted by the technical effect resulting from the increase. For this purpose, the total amount of dividends distributed by us, and future variations of that amount, is determined by taking into account the proportional impact of the share capital increase on our market capitalization, based on the closing price of our ordinary shares on Euronext Lisbon on the last day on which such shares were traded with rights.

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

MARKET PRICE INFORMATION

The tables below set forth, for the periods indicated, the reported high and low sales prices of our ADSs on the NYSE and of our ordinary shares on Euronext Lisbon, based on the 3,656,537,715 ordinary shares outstanding after giving effect to the 5-for-1 stock split approved at our May 12, 2000 general meeting and the 11-for-50 rights issue in November 2004:

	Per ADS		Per Ordinary Share
	High	Low	High	Low
	(U.S. Dollars)		(Euro)
2001	34.31	20.90	3.50	2.20
2002	22.19	14.56	2.40	1.41
2003	26.50	15.10	2.06	1.33
2004
First Quarter	31.15	25.15	2.42	1.93
Second Quarter	29.49	26.17	2.34	2.07
Third Quarter	29.80	26.65	2.31	2.12
Fourth Quarter	31.15	28.60	2.40	2.16
Full Year	31.15	25.15	2.42	1.93
2005
First Quarter	30.35	28.00	2.32	2.15
Second Quarter	28.87	24.84	2.22	2.05
Third Quarter	29.14	24.60	2.37	2.04
Fourth Quarter	31.67	26.97	2.68	2.25
Full Year	31.67	24.60	2.68	2.04
2006
January	34.35	31.37	2.88	2.58
February	35.52	32.56	2.99	2.68
March	39.46	34.81	3.30	2.91
April	41.20	38.70	3.35	3.10
May	39.67	35.86	3.18	2.80
June	39.32	35.34	3.10	2.80

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

A single equity and derivatives trading platform was recently implemented through migration of several platforms of the Euronext Stock Exchanges. The migration of both the equity and derivatives markets platforms managed by Euronext Lisbon SGMR to a single equity and derivatives trading platform common to all Euronext Stock Exchanges occurred in November 2003 for the equity market and in March 2004 for the derivatives market.

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

As of December 31, 2005, the market capitalization of equity securities listed on Euronext Lisbon was €132,711 million, compared with €112,724 million as of December 31, 2004, representing 75.0% and 66.2%, respectively, of the total market capitalization of Portuguese listed securities. As of December 31, 2005, 111 Portuguese companies’ financial assets were listed on Euronext Lisbon (representing a total of 473 different issues), of which 51 were in the form of equity securities (56 issues), 45 in the form of bonds (148 issues), 8 in the form of warrants (238 issues) and 7 in the form of other listed funds and certificates (31 issues). On the basis of euro value, the ten most actively traded equity securities in ordinary sessions of Euronext Lisbon in 2005 represented approximately 92.2% of total trading volume of equity securities on Euronext Lisbon compared with 93.2% in 2004. Turnover of equity securities was €31,409 million in 2005 compared with €27,763 million in 2004.

In 2005, our ordinary shares represented approximately 18.7% of total trading volume of equity securities on the Euronext Lisbon. As of April 30, 2005, our ordinary shares accounted for 21.7% of total market turnover since January 1, 2006. As of May 4, 2006, our ordinary shares weighted 13.95% in the PSI General Index, 19.53% in the PSI 20 Index and 0.57% in the Euronext 100 Index, each as defined below.

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

Euronext Lisbon calculates an index called the PSI 20, which includes the 20 largest and most actively traded stocks listed on the Official Market. This index was created for the purpose of acting as the Portuguese stock market benchmark and as an underlying reference for futures and options contracts. Market operators also use the PSI 20 as an underlying index for structured financial products whose performance depends on the performance of the Portuguese stock market. The methodology for the composition and calculation of this index was changed in May 2001 and was implemented on October 1, 2001. The weight of the index components, which before this revision was based on the 20 companies with the largest market capitalization listed in the Official Market, now also takes into consideration the free float of these companies and introduces a maximum limit of 20% of the weight that a given company can have in the index.

Pursuant to the integration of the former Portuguese stock market with Euronext, some Portuguese listed companies are now also included in Euronext indices. We, along with five other Portuguese companies, are included in the Euronext 100 Index, which is a market capitalization weighted price index comprised of the 100 largest and most actively traded stocks on Euronext Stock Exchanges. Each stock participating in the Euronext 100 Index must experience turnover of over 20% of its issued shares over the course of a rolling one-year analysis period.

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

At present there are no official market makers or independent specialists in the continuous trading system, and therefore orders to buy or sell shares in excess of corresponding orders to sell or buy shares are not executed.

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

At our general meeting held on March 30, 2006, the shareholders renewed the authorization for our board of directors and the management bodies of our subsidiaries to purchase our shares under the following conditions: (1) the number of shares to be acquired cannot exceed 10% of our share capital (a limit that already includes any shares to be acquired under the stock options plans); (2) the acquisition can only be done within the regulated markets where we are listed; and (3) the acquisition price must have as maximum and minimum limits 115% and 85%, respectively, of the weighted average of the closing quotations of our shares in the last ten sessions of Euronext Lisbon preceding the date of the acquisition.

The shareholders also renewed the authorization for our board of directors and the management bodies of our subsidiaries to sell our shares under the following conditions: (1) the number of sales and shares to be sold will be defined by our board of directors and by the management bodies of our subsidiaries, which must include any shares to be granted under the stock options plans; (2) the sale of shares can only be done within the regulated markets where we are listed, without prejudice of obligations to be satisfied within the stock options plans whose creation has been duly approved by the general meeting; and (3) the sale price cannot be lower than 90% of the weighted average of the closing quotations of our shares in the last ten sessions of Euronext Lisbon preceding the date of the sale, except if the sale is executed to fulfill the stock options plans whose creation has been duly approved by the general meeting.

This general meeting resolution has renewed the authorization for our board of directors to purchase and sell our own shares for an additional period of 18 months, which had already been granted in previous identical resolutions passed at the general meetings held since 1999.

We buy and sell EDP shares on the market or otherwise as and when we believe it appropriate. As of June 26, 2006, we held 8,187,683 of our own ordinary shares, 1,750,000 of which we purchased in 1999, 650,000 of which we purchased in 2000, 9,326,209 of which we purchased in 2001, 5,702,717 of which we purchased in 2002, 4,002,038 of which we purchased in 2003, 7,143,307 of which we sold in 2004, 2,975,078 of which we purchased in 2005 and 9,075,052 of which we sold as of June 26, 2006. Ordinary shares held by us will be deemed to be outstanding under Portuguese law but are not entitled to any dividends, voting rights or preemptive rights, except the right to receive ordinary shares upon increases of share capital by incorporation of reserves.

PLAN OF DISTRIBUTION

Not applicable.

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

Item 10. Additional Information

SHARE CAPITAL

Not applicable.

ARTICLES OF ASSOCIATION

The following is a summary of both the rights of our shareholders and certain provisions of our articles of association. Rights of our shareholders are set out in our articles of association or are provided for by applicable Portuguese law. In this respect, Portuguese law has recently been extensively amended as a result of a reform of the Portuguese Company Law introduced by Decree law no. 76-A/2006, of March 29, 2006, which has entered into force on June 30, 2006. Because it is a summary, it does not contain all the information that may be important to you. For more complete information you should read our articles of association. Directions on how to obtain a complete copy of our articles of association are provided under “—Documents on Display” below.

GENERAL

We are registered at the Lisbon Commercial Registry Office under number 1805. Under Article 3 of our articles of association, we have as our company purpose the promotion, involvement and management, in a direct or indirect manner, of capital projects and activities in the energy sector, both at the Portuguese and the international level, with the aim of enhancing and streamlining the performance of the universe of companies comprising the EDP Group. We may also acquire participating interests as a limited liability member in companies having corporate missions that differ from our own, even if such companies are regulated by special laws, or participate in complementary company groupings, European economic interest groupings, consortia or in any other type of association, temporary or permanent.

TRANSACTIONS WITH DIRECTORS

According to the Portuguese Company Law, our general and supervisory board must previously authorize contracts between us or our affiliates, on one hand, and our directors or any person acting on behalf of them, on the other hand. Companies may not grant loans or extend any kind of credit to their directors, make payments on their behalf, guarantee their obligations or pay their remuneration more than one month in advance. Under article 425, no. 6 of the Portuguese Company Law, members of our executive board need not be shareholders, but they cannot be members of the general and supervisory board, nor members of a supervisory body of a company within EDP Group, nor a spouse or relative in the second degree of a person who is a member of any of such board or bodies. For more information on our executive board of directors, you should read “Item 6. Directors, Senior Management and Employees—Executive Board of Directors.”

VOTING RIGHTS

Pursuant to our articles of association, any holder of 1 or more shares registered in its name at least 5 business days in advance of any meeting of shareholders is entitled to attend the meeting and to have one vote for each share owned. Shareholders must provide us, up to five business days prior to the date of the meeting, with a certificate from a financial intermediary confirming that the shareholder held the shares on the date 5 business days prior to the meeting and that the shares have been blocked from that date up to the date of the meeting.

Under Portuguese law, holders of shares entitled to vote may be represented by proxy at a meeting of shareholders. The proxy must be filed with us by the 5:00 p.m. of the second day before the date of the scheduled meeting of shareholders. Proxies must be hand signed and are only valid for a single meeting.

The voting rights exercised by a single shareholder, other than the Portuguese government or an equivalent entity, are limited to a maximum of 5% of our share capital. No single shareholder can exercise voting rights, in its name or on behalf of other shareholders, representing more than 5% of our share capital. For purposes of computing the percentage of the share capital held by a single shareholder, the votes corresponding to the following shares are aggregated:

•	the number of shares held by the shareholder;

•	the number of shares held by any other entity controlled directly or indirectly by the shareholder;

•	the number of shares held by other persons or entities in their own name or in the name of another for the benefit of the shareholder;

•	the number of shares held by an entity belonging to the same corporate group as the shareholder entity;

•	the number of shares held by third parties with whom the shareholder has an option or any other right to buy our shares;

•	the number of shares held by third parties with whom the shareholder has entered into a shareholder agreement related to a joint exercise of voting rights; and

•	the number of shares held as security by any person entitled to exercise the voting rights corresponding to our shares.

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

SHAREHOLDERS’ MEETINGS

A general meeting of shareholders must be held annually within the first five months of the year following the close of the year for which the general meeting is convened at the request of the executive board of directors. Other general meetings of shareholders are convened by (i) the president of the general meeting whenever deemed appropriate or suitable and following a request by the executive board of directors, the general and supervisory board or the holders of at least 5% of our total share capital, or (ii) the general and supervisory board whenever it deems appropriate. Currently, notices of shareholders’ meetings must be given by an announcement published in the official website of the Ministry of Justice, at least 30 days before the scheduled date of the meeting.

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

PROXY REQUIREMENTS

In the event that any person requests a proxy from more than five shareholders, whether for that person or others, those proxies may be used for only one specified general meeting, and a proxy will be considered revoked if the shareholder granting the proxy attends the meeting. A proxy request must contain at least the following information:

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

VOTING BY CORRESPONDENCE

According to our by-laws and the Portuguese Securities Code, our shareholders may vote by correspondence. Under the Portuguese Securities Code, public notices concerning shareholders’ meetings must indicate the possibility of voting by correspondence and must specify the procedures to follow in order to vote by correspondence, including a mailing address and deadline for receipt of the votes. We are obligated to verify the authenticity of each vote and ensure its confidentiality up to the time of voting at the general shareholders meeting. According to our articles of association, shareholders may cast their vote by correspondence for each item on the agenda, provided that they send a registered letter with recorded delivery addressed to the chairman of the general meeting board at our registered office in Portugal, signed in accordance with the signature on their identity card, at least five business days prior to the general meeting, enclosing a legible photocopy of the identity card of the person signing the letter.

DIVIDENDS AND DISTRIBUTIONS

Under Portuguese law, we are required to establish and maintain a legal reserve equal to 20% of the aggregate nominal value of our share capital and, if necessary to maintain this legal reserve, to contribute a minimum of 5% of our annual net income to the legal reserve. The legal reserve is distributable only upon our liquidation but it can be used to cover losses and be incorporated as our share capital. Currently, our total legal reserve is approximately €367 million, which is in compliance with Portuguese law. Net income in each fiscal year, as increased or decreased by any profit or loss carried forward from prior years, less any contribution to the legal reserve, is available for distribution to shareholders as dividends, subject to the requirements of Portuguese law and our articles of association. The payment and amount of dividends are subject to the recommendation of our executive board of directors and the decision by our shareholders at a general meeting.

If we have earned distributable profits since the end of the preceding fiscal year, as shown on an interim income statement certified by our auditors, our executive board of directors has the authority, with the prior approval of the general and supervisory board and subject to Portuguese law and regulations, without the approval of shareholders, to distribute interim dividends to the extent of these distributable profits.

Under Portuguese law, dividends are generally distributed to shareholders pro rata according to their respective holdings of shares. The payment of the dividend is due within 30 days of the date of the general meeting approving the dividend. The executive board of directors determines the actual dividend payment date within that period. You should read “—Portuguese Taxation” below to learn about taxes on dividends we pay. According to Decree law no. 187/70 of April 30, 1970, dividend entitlement lapses in favor of the Portuguese Republic if not claimed by the shareholder within five years.

In the event that we are liquidated, our assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Thereafter, any surplus will be distributed pro rata among the holders of shares based on the nominal value of their holdings.

PRE-EMPTIVE RIGHTS

Shareholders have a preferential, ratable right to subscribe for any new issue of shares for cash, except if a special resolution at the general meeting duly limits or waives these rights in furtherance of our best interests. These rights are separately transferable and may be traded on the Euronext Lisbon Stock Exchange, where our ordinary shares are listed, during the period when the rights may be exercised.

Unless they agree otherwise, holders of convertible bonds generally are granted rights equal to those of shareholders to subscribe for new issues of shares and subsequent issues of convertible bonds. Shareholders have a pre-emptive right to subscribe for convertible bonds unless the right is waived by special resolution at a general meeting.

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

SHAREHOLDERS’ REPORTING OBLIGATIONS

Under Article 15 of our articles of association, those shareholders who become the holders of a participating interest equal to or in excess of 5% of our voting rights or share capital pursuant to the rule contained in Article 20 of the Portuguese Securities Code, must communicate this fact to our executive board of directors within five business days following the date on which the 5% shareholding was acquired, and are barred from exercising voting rights until such time as they make this communication. For purposes of this provision, the shareholders are required to furnish to our executive board of directors, in writing and in a complete, objective, clear and accurate manner, and to the satisfaction of our executive board of directors, all the information that our executive board of directors requests from them and which refer to the provisions of Article 20 of the Portuguese Securities Code. Under Article 7 of our articles of association, a shareholder must notify our executive board of directors of any shareholders’ agreement into which the shareholder has entered relating to our shares. This information must be supplied within 30 days following the execution of the shareholders’ agreement in question. Under the Portuguese Securities Code, notification of these shareholders’ agreements must also be given to the CMVM within three days after execution.

Also, under the Portuguese Securities Code, any person or persons acting in concert, including companies and their affiliates, making a purchase or sale of our ordinary shares that results in that person either owning or ceasing to own specific threshold percentages, i.e., 2%, 5%, 10%, 20%, 1/3, 50%, 2/3 and 90%, of our voting rights must, within three business days, notify us, the Euronext Lisbon Stock Exchange and the CMVM. Upon receiving this notification, we must publish it in the Euronext Lisbon Stock Exchange bulletin or on its website, on the website of the CMVM and in a major newspaper.

PORTUGUESE REPORTING AND DISCLOSURE REQUIREMENTS

Under Portuguese law we are required to publish, among others:

•	annual reports of operations and financial statements that include, among others:

•	a management report; and

•	audited financial statements.

•	a report on corporate governance practices with information regarding the following matters:

•	measures for and a statement indicating the level of compliance with the CMVM recommendations on corporate governance and an explanation of the reasons for non-compliance with any of those recommendations;

•	organizational structure of the departments involved in the entrepreneurial decision process;

•	a list of specific committees created in the company such as ethic or governance commission;

•	description of the risk control system implemented by the company;

•	governance structure of the company,

•	number of members of the executive board of directors with specific distinction between the tasks performed by each member, as well as indication of independent directors;

•	remuneration of the members of the executive board of directors;

•	composition of the remuneration committee or equivalent body of the company;

•	description of codes of conduct and other internal regulations;

•	indication of the remuneration paid to auditors and persons in a group or domain relation, with separation of auditing, consulting and other services;

•	description of the evolution of our shares quotation;

•	description of our dividends policy;

•	description of the main characteristics of our stock option plans;

•	description of the main elements of transactions with economic relevance executed between the company group companies and controlled companies, on the one hand, and members of corporate bodies and holders of significant stakes, on the other hand, except if executed on arm’s length terms and within the ordinary course of business of the company;

•	description of the new technologies used for disclosure of financial data and other data for the preparation of the annual general shareholders meeting;

•	information on the investor relations department, including its functions, the type of information provided, web site and representative for assistance to investors;

•	a report on the exercise of voting rights and on proxy requirements; and

•	a report on corporate rules, namely regarding to internal procedures applicable to conduct of business, management and control of activity risk.

•	semi-annual reports that include financial statements, material information on our activities and performance and factors that may potentially influence future performance;

•	quarterly reports that include material information on our activities;

•	specified information concerning the acquisition or sale by us of our shares;

•	non-public information that investors would consider relevant to an evaluation of us or the price of our shares; and

•	specified information concerning outstanding bonds and changes in the composition of our corporate bodies.

LIMITATIONS ON THE PURCHASE AND TRANSFER OF ORDINARY SHARES; SPECIAL RIGHTS OF THE PORTUGUESE GOVERNMENT

There are no limitations on the rights to own our ordinary shares, and individual buying and selling decisions regarding our ordinary shares are not subject to consent from us or any Portuguese authority. On March 10, 2004, the government enacted Decree law no. 49/2004, revoking Decree law no. 380/93, which established the former requirement of approval of the Portuguese Ministry of Finance for a person to be able to acquire more than 10% of our ordinary shares.

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

DISSOLUTION AND LIQUIDATION RIGHTS

Except as otherwise permitted by Portuguese law, we may be dissolved and liquidated by a resolution approved at a general meeting by the vote of at least two-thirds of the votes cast, subject to the requirements applicable to the adoption of amendments to the articles of association as described above. In this case, our executive board of directors will adopt and implement a plan for dissolution and liquidation, unless decided otherwise by our shareholders. The shareholders acting at the general meeting approving the proposal would retain full authority to direct the liquidation, including replacing liquidators, approving liquidation accounts and granting release to the liquidators. Any shareholder, the Portuguese government or a creditor of us may also resort to judicial dissolution in specific cases as provided for in the Portuguese law. Upon our liquidation, each shareholder is entitled to receive its pro rata share of any assets remaining after the payment of our debts and taxes and expenses of the liquidation.

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

NYSE Standards	Our Corporate Governance Practice
Director Independence. Majority of board of directors must be independent. §303A.01	The composition of our executive board of directors and general and supervisory board is in compliance with relevant Portuguese laws, which only require that a majority of the members of the general and supervisory board are independent.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	Our executive board of directors is only composed of management directors. However, our general and supervisory board, which is comprised of non-management members, meets regularly without management.

NYSE Standards	Our Corporate Governance Practice
Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07

Under our previous one-tier corporate governance system, our audit committee complied with the independence requirements of Rule 10A-3, but the members were not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

Under our new two-tier corporate governance system, we rely on the general exemption to Rule 10A-3 provided by Rule 10A-3(c)(3). A majority of the members of our general and supervisory board, and all of the members of the audit committee of our general and supervisory board, meet the independence requirements prescribed by Portuguese law and our articles of association.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04	We do not have a nominating/corporate governance committee. Our shareholders elect all of our directors, in accordance with Portuguese law and our articles of association. Neither Portuguese law nor our articles of association provide for a formal procedure for nomination of directors.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05	Pursuant to our articles of association, we have a remuneration committee that determines the compensation of our executive board of directors. This committee is composed of members of our general and supervisory board. The remuneration committee does not have a written charter that addresses the responsibilities identified by the NYSE listing standards. Portuguese law provides the basic criteria for determining compensation of the members of the board of directors, including executive directors. We also have another remuneration committee that determines the remuneration of members of our corporate bodies other than the executive board of directors. A majority of the members of each remuneration committee must be independent in accordance with our articles of association.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §303A.08	Shareholder approval is required under Portuguese law for the acquisition and sale of own or treasury shares, including for the purposes of the adopting and amending an equity-compensation plan or stock option plan. Our stock option plans currently in place have been approved our general shareholders’ meeting, which has also granted authorization for the acquisition and sale of our own shares for that purpose.

Corporate governance guidelines. Corporate governance guidelines must be adopted and disclosed. §303A.09

We have not adopted a separate set of corporate governance guidelines. The duties of our directors are set forth in our articles of association and under Portuguese law. In addition, each of our executive board of directors and our general and supervisory board has or will have specific regulations. The regulations of our executive board of directors govern, among other things:

•      Functioning of the board;

•      Power of the board; and

•      The decision-making process and other procedural matters.

NYSE Standards	Our Corporate Governance Practice
Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics are required, with disclosure of any waiver for directors or executive officers. §303A.10

Under Portuguese law, a director must act with due care, diligence and loyalty, always seeking to promote the company’s interest while taking due account of the interests of other relevant stakeholders, such as shareholders, employees and creditors. A director may be liable to the company, the company’s shareholders and third parties for any damages caused by a breach of these duties. Our senior executives and financial officers are bound by these standards, which we believe have a purpose and function that is substantially similar to a code of ethics.

In addition, in early 2005, we adopted a code of ethics. While not strictly in accordance with Rule §303A.10, we believe that our code of ethics has a purpose and function that is substantially similar to the code of ethics described in Rule §303A.10. For more information on our code of ethics, see “Item 16B. Code of Ethics.”

CEO certification and disclosure of material non-compliance. Each listed company CEO must certify to the NYSE each year that he or she is not aware of any company violations of NYSE corporate governance listing standards. In addition, each listed company CEO must promptly notify the NYSE in writing after any executive officer of the company becomes aware of any material non-compliance with any applicable provisions of these standards. §303A.12	Our CEO certifies to the NYSE each year that he is not aware of any company violations of NYSE corporate governance listing standards will promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with any applicable provisions of the NYSE listing standards.

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

In June 2006, we issued a €1,500,000,000 bond under our MTN program with three tranches of €500,000,000 each, as follows: a 4 year floating rate note maturing in June 2010 with a quarterly coupon of 3 months Euribor + 0.15%; a 6 year fixed rate bond maturing in 2012 with a 4.25% annual coupon and a 10 year fixed rate bond maturing in 2016 with a 4.625% annual coupon.

In January 2006, we updated our MTN program to comply with the new EU prospectus directive and increased its total amount to €7,000,000,000. Our MTN program provides for the periodic issuance, by us and our wholly owned finance subsidiary EDP Finance B.V., of debt instruments on terms and conditions determined at the time the instruments are issued.

In June 2005, we issued a €300,000,000 bond under our MTN program maturing in June 2020, with a 4.125% annual coupon.

In June 2005, we issued a €500,000,000 bond under our MTN program maturing in June 2015, with a 3.75% annual coupon. This issue resulted partially from an exchange offer, which we launched in the beginning of June in respect of our bonds maturing in 2008 and 2011, described below. Pursuant to the exchange offer, the principal amount outstanding of the €500,000,000 bond maturing in 2008 was reduced by €144,976,000 and the principal amount outstanding of the €1,000,000,000 bond maturing in 2011 was reduced by €252,648,000.

In 2002, we issued two bonds under the MTN program: the first was a GBP 200,000,000 bond issued in August maturing in August 2017 with a 6.625% annual coupon and the second was a €500,000,000 bond issued in December maturing in March 2008 with a 5% annual coupon.

In 2001, we issued a €1,000,000,000 bond under the MTN program maturing in 2011. This €1,000,000,000 bond issue pays a fixed interest rate of 5.875%. In 2005 we executed an exchange offer of part of this bond reducing the amount outstanding to €747 million.

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

EXCHANGE CONTROLS

Since January 1, 1993, there have been no foreign exchange controls imposed on the Escudo by the Portuguese Government. None of the member countries of the European Union or the EU that have adopted the Euro, including Portugal, has imposed foreign exchange controls on the Euro. There are currently no foreign exchange control restrictions in Portugal on remittances of dividends on our ordinary shares or on the conduct of our operations.

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

Resident holders for purposes of Portuguese taxation include collective entities having their registered office or effective place of management in Portugal and individuals having remained in Portuguese territory more than 183 days in any given calendar year or having the use of a dwelling in Portuguese territory at the end of any given calendar year which may indicate their intention of using it as their habitual residence.

A non-resident holder may be broadly defined as any collective entity or individual not satisfying the above criteria. However, non-resident holders having a permanent establishment or a fixed installation in Portugal to which Portuguese-source income may be attributed will be taxed on such income under rules applicable to resident holders.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to non-resident holders and does not address tax rules applicable to special classes of holders.

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

DIVIDENDS

Dividends paid in respect of shares or ADSs to non-residents generally are subject to a Portuguese withholding tax of 20% of the gross amount of the dividends.

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

As a result, only 50% of dividends (net of other income tax benefits) that are paid with respect to EDP shares prior to the end of fiscal year 2007 will be subject to Portuguese tax.

Whenever a shareholder benefits from a total or partial exemption of income taxes, withholding at the source with respect to the exempted amount will not take place upon presentation of proof by the interested party, before the paying entity, of the exemption that they benefit from. However, under a recent tax law amendment, shareholders who benefit from a total or partial tax exemption on dividends are subject to an autonomous tax at the rate of 20% if those shares were not held for more than 12 months at the time that the dividends are made available to the shareholders or will not be held for the time required to fulfill such 12 months period afterwards. Nonetheless, the current legal interpretation of such a recent tax law amendment is that it only applies to shareholders which are for legal purposes tax exempt (isenção total ou parcial) and not shareholders which benefit from a total or partial reduction of the applicable withholding tax (dispensa total ou parcial de retenção na fonte) such as shareholders claiming treaty benefits.

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

PORTUGUESE TRANSACTION COSTS

Pursuant to Decree law no. 183/2003, of August 19, 2003, which revoked Regulation no. 1303/2001, of November 22, 2001, as amended by Regulation no. 323/2002, of March 27, 2002, both issued by the Ministry of Finance, and pursuant to Decree no. 913-I/2003, of August 30, 2003, as amended by Decree no. 1018/2004 of August 31, 2004, and Decree no. 712/2005 of August 25, 2005 also issued by the Ministry of Finance, fees applicable to securities’ transactions performed in a stock exchange, on other regulated securities markets or off-market were abolished and replaced by supervision fees that are paid by the entities subject to the supervision of the CMVM in connection with the performance of services in relation to securities, such as clearance and settlement services, registration or custodian services or portfolio management.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to our ordinary shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on our ordinary shares or ADSs will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The income tax treaty between Portugal and the United States has been approved for purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2004 or 2005 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of our ADSs and ordinary shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

CAPITAL GAINS

Upon a sale or other disposition of ordinary shares or ADSs, a U.S. Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis, determined in U.S. dollars, in its ordinary shares or ADSs. Generally, such gain or loss will be capital gain or loss, will be long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary shares or ADSs exceeds one year and any gain will be income from sources within the United States for foreign tax credit limitation purposes. The net amount of long-term capital gain recognized by an individual U.S. Holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15%. The deductibility of capital losses is subject to significant limitations.

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

As of November 2002 we file electronically with the SEC. Documents we have filed since November 2002 are available on the website of the SEC at http://www.sec.gov.

Our ADRs are listed on the New York Stock Exchange, or NYSE. Reports and other information concerning us are available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

SUBSIDIARY INFORMATION

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

CREATION OF THE RISK MANAGEMENT OFFICE

During the second half of 2003, we established a Risk Management Department whose mission consists of the definition implementation and upkeep of an Integrated Risk Management System, or SGIR, for the EDP Group. Use of the SGIR allows risk to be taken into account in our strategic and operational decisions. The SGIR will be implemented in stages. During 2004, we established the rules and the methodologies that implemented the risk function within the EDP Group. Efforts have been directed at adopting best practices and in creating a state-of-the-art infrastructure. In the first stage of implementation of the risk management function, we have addressed the finance and trading areas, as well as pension fund asset management and customer credit risk. The development of SGIR has been pursued using different risk modeling and aggregation methodologies. We are continuing to develop the means necessary to allow, in particular, quantitative analyses to be performed using a model for “value at risk” analysis. In performing its duties, the Risk Management Department has a functional relationship with the company’s various business areas in which the risks are identified, so as to achieve an aggregate overview of risk within the EDP Group, taking into account the correlations between the several variables that cause risk.

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

The debt and derivatives portfolio of EDP, S.A. and EDP Finance B.V. are managed together, and notional amounts of interest rate swap agreements and collars, including cross-currency interest rate swaps, outstanding as of December 31, 2005, decreased to €3,320.3 million from €4,240.2 million as of December 31, 2004, primarily due to the repayment of associated debt. The swap and collar agreements have remaining maturities between 1 year and 12 years. The fair value of these derivative financial instruments is the amount that would be paid or received upon termination of the agreement based on available market rates. Fair values are estimates that involve uncertainties and cannot be determined with precision. These agreements, if terminated, would result in receivables of €154.0 million at December 31, 2005.

Our main exposure is to euro interest rates. The fair value of all interest rate sensitive financial instruments at the EDP, S.A. and EDP Finance B.V. level amounted to a net liability of €8.781.4 million as of December 31, 2005. These include primarily long-term debt, interest rate and cross currency interest rate swaps and collars. As of December 31, 2005, in the event of a 100 basis point (1.00%)increase in interest rates for all maturities, this fair value would decrease to €8,657.1 million. A 100 basis point decrease would result in an increase of this fair value to €8,913.1 million. At December 31, 2005, outstanding long-term debt held at the subsidiary level was as follows: Energias do Brasil, €668.6 million and HidroCantábrico, €483.0 million.

As of December 31, 2004, the fair value of all interest rate sensitive financial instruments at the EDP, S.A. and EDP Finance B.V. level amounted to a net liability of €7,316.3 million. These include primarily long-term debt, interest rate and cross currency interest rate swaps and collars. At December 31, 2004, in the event of a 100 basis point increase in interest rates for all maturities, this fair value would increase to €7,447.6 million. A 100 basis point decrease would result in an increase of this fair value to €7,337.1 million. At December 31, 2004, outstanding long-term debt held at the subsidiary level was as follows: Energias do Brasil, €494.6 million and HidroCantábrico, €1,487.2 million.

HidroCantábrico manages interest rate risk with financial instruments. The notional value of interest rate swap agreements and collars outstanding at December 31, 2005 amounted to €1,235.0 million. These instruments have remaining maturities between 1 month and 3 years. The fair value of these derivative financial instruments is the amount that would be paid or received upon termination of the agreements based on available market rates. These fair values are estimates that involve uncertainties and cannot be determined with precision. These agreements, if terminated, would result in payment of €16.7 million as of December 31, 2005. The fair value of all interest rate sensitive financial instruments at the HidroCantábrico level outstanding as of December 31, 2005 amounted to €498.5 million. At December 31, 2005, in the event of a 100 basis point increase in interest rates for all maturities, this fair value would decrease to €496.8 million. A 100 basis point decrease would result in an increase of this fair value to €500.3 million.

At December 31, 2004, the notional value of interest rate swap agreements and collars outstanding amounted to €1,413 million. These agreements, if terminated, would result in payment of €20.4 million as of December 31, 2004. The fair value of all interest rate sensitive financial instruments at the HidroCantábrico level outstanding as of December 31, 2004 amounted to

€1,507.6 million. These include primarily long-term debt, interest rate swaps and collars. As of December 31, 2004, in the event of a 100 basis point increase in interest rates for all maturities, this fair value would decrease to €1,501.6 million. A 100 basis point decrease would result in an increase of this fair value to €1,513.6 million.

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

In respect of the impact of foreign exchange rate fluctuations on the non-Brazilian real denominated debt of our Brazilian businesses, it is our management’s policy that all future debt be raised in Brazilian reais or, if this is not possible, debt denominated in non-Brazilian currency must be swapped to Brazilian reais. The Brazilian companies manage the impact of foreign exchange fluctuations of the U.S. dollar against the Brazilian real using cross-currency interest rate swaps. As of December 31, 2005, outstanding notional amounts amounted to €252.1 million, an increase from €156.2 million as of December 31, 2004. These agreements, if terminated, would result in payments of €73.3 million as of December 31, 2005 and €20.9 million as of December 31, 2004. The maturity profile of these swaps matches the maturity profile of the debt that it is hedging.

Of our Brazilian businesses, Escelsa had the largest amount of non-Brazilian real denominated debt, consisting of €113.1 million of senior notes outstanding, maturing in 2007. The principal of this debt is hedged through the use of cross currency interest rate swaps and the holding of Brazilian government dollar denominated bonds.

Currently all outstanding consolidated debt, with the exception of that held by our Brazilian companies, is raised in euro or immediately converted to euro at time of issuance. Management is also aware that foreign exchange rate risks may exist for us in the future if a material portion of our outstanding debt is denominated in a currency other than the euro.

COMMODITY PRICE RISK

As a result of our activities in the energy sector, we are exposed to different commodity-related risks that are managed by a specialized area within the EDP Group. These risks mainly relate to:

•	the energy loads of our clients in the liberalized markets;

•	the electricity generated by our coal, nuclear, CCGT, wind and hydroelectric power plants that are exposed to the liberalized markets; and

•	the fuel consumed by power plants in the liberalized markets.

To mitigate risks relating to price and quantity, we operate in the electricity markets and have long-term fuel supply contracts. As the prices of these contracts are mainly in USD and indexed, we also enter into transactions in the derivative markets for electricity, fuel, shipping and foreign exchange.

In addition to our structural positions, we are also subject to commodity price risk due to our energy trading activity. This activity consists, principally, of exploring short term market opportunities leverage by our participation on the electricity Iberian market. The exposure derived from these type of transactions is not significant, on average for 2005, was less the 2% of the overall risk.

To manage and control the commodity price risk, we developed a framework to measure, control and analyze the Margin at Risk, or MaR, at any moment. A pillar of this framework is the risk policy statement that:

•	identifies risks and the corresponding measures;

•	sets limits in terms of MaR, complemented by quantitative restrictions on the different types of positions;

•	defines the information and control procedures; and

•	outlines the responsibilities to authorize transactions with a significant impact on risk.

The exposure originated by the risk positions is managed with a specific information technology system that: (1) captures the market deals; (2) simulates the power plants and costumer loads, for different market conditions; (3) calculates the portfolio margins generated by assets and transactions for different scenarios; (4) estimates the MaR for different time periods and levels of confidence; and (5) produces gap analysis for different risk factors.

The MaR for EDP’s Iberian trading activities, considering a 95% confidence interval and a one-year time horizon, was less than €29.1 million at the end of 2005. The change from last year, more 30%, was determined by additional capacity on a CCGT plant and the increase volatility on the electricity markets.

The trading activity in Brazil has a methodology to evaluate the risk based on the open position Mark to Market value and the corresponding expected gross margin for the fiscal years: a limit of 20% of the variation of this value, when considering a 95% confidence level, was established as the limit beyond which the open position must be modified.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

GLOSSARY OF TERMS

Bar Gauge (barg):	A unit of measuring pressure equal to the number of bars above atmospheric pressure (1 bar). 1 bar = 100,000 pascals (Pa) = 1,000,000 dynes per square centimeter

Capacity charge:	Refers to the monthly charge payable by REN to the generators in the Binding Sector for each power plant, in respect of each PPA, based on contracted firm capacity, whether or not dispatched, payable by REN to such generators.

CCGT (Combined Cycle Gas Turbine):	A type of generating plant in which turbines, typically fueled by natural gas, are used to drive generators to produce electricity. The exhaust gases are then passed through a boiler to produce steam that in turn drives an additional turbine coupled to a generator.

Cogeneration:	The simultaneous generation of steam and electricity, typically where the need arises for industrial purposes.

Dry year:	A year in which hydrological conditions are unfavorable such that hydroelectric generation in that year is below average (10,600 GWh).

Energy charge:	Refers to the variable charge based on actual electricity delivered to the national transmission grid.

Generating unit:	An electric generator together with the turbine or other device that drives it.

Gigawatt (GW):	1,000,000,000 watts (1,000 megawatts).

Gigawatt hour (GWh):	One gigawatt of power supplied or demanded for one hour.

Hydroelectric unit:	A generating unit that uses water power to drive the electric generator.

Installed capacity:	The level of electric power which can be delivered from a particular generating unit on a full-load continuous basis to the transmission network under actual conditions.

Kilovolt (kV):	1,000 volts.

Kilovolt ampere (kVA):	1,000 volts ampere.

Kilowatt (kW):	1,000 watts.

Kilowatt hour (kWh):	One kilowatt of power supplied or demanded for one hour.

Megawatt (MW):	1,000,000 watts (1,000 kilowatts).

Megawatt hour (MWh):	One megawatt of power supplied or demanded for one hour.

Megavolt ampere (MVA):	1,000,000 volts ampere.

NOx:	Oxides of nitrogen.

SO2:	Sulfur dioxide.

Substation:	An assemblage of equipment that switches and/or changes or regulates the voltage of electricity in a transmission and distribution system.

Technical cost:	The cost incurred in making a capital expenditure excluding the cost of financing the expenditure.

Terawatt (TW):	1,000,000,000,000 watts (1,000,000 mega watts)

Terawatt hour (TWh):	One terawatt of power supplied or demanded for one hour.

Thermoelectric unit:	A generating unit that uses combustible fuel as the source of energy to drive the electric generator.

Volt:	The basic unit of electric force analogous to water pressure in pounds per square inch.

Volt ampere:	The basic unit of apparent electrical power.

Watt:	The basic unit of active electrical power.

Wet year:	A year in which hydrological conditions are favorable such that hydroelectric generation in that year is greater than average (10,600 GWh).

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

Following this amendment to our articles of association, our board of directors decided, with the prior favorable opinion of our Portuguese statutory auditor, on October 26, 2004, on the increase of our share capital pursuant to the rights offering. This increase reflects the fifth privatization phase of EDP, as contemplated by Decree law no. 218-A/2004, of October 25, 2004. Currently, the share capital is represented by 3,656,537,715 ordinary shares with a nominal value of €1.

Item 15. Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2005 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our general and supervisory board has reviewed the qualifications and backgrounds of its members, including the members of its audit committee, and determined that Mr. Vitor Gonçalves is an “audit committee financial expert” within the meaning of Item 16A of this annual report. Mr. Gonçalves meets the independence requirements prescribed by Portuguese law and our articles of association.

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

Our code of ethics is available on our official website at http://www.edp.pt.

Item 16C. Principal Accountant Fees and Services

AUDIT AND NON-AUDIT FEES

The following table sets forth the fees billed to us by our principal independent auditors during the fiscal years ended December 31, 2004 and 2005:

	Year ended December 31,
	2004	2005
	(in euros)
Audit Fees	3,157,028	2,909,000
Audit-Related Fees	1,394,284	1,603,000
Tax Fees	846,606	458,000
Other Fees	0	0

Total Fees	5,397,918	4,970,000

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

Period	(a) Total number of Shares (or Units) Purchased(1)	(b) Average Price Paid per Share (or Units) (In euros)	(c) Total number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month # 1 (January 1, 2005-January 31, 2005)	600,000	2.23	0	0
Month # 2 (February 1, 2005-February 28, 2005)	375,000	2.23	0	0
Month # 3 (March 1, 2005-March 31, 2005)	5,927,909	2.20	0	0
Month # 4 (April 1, 2005-April 30, 2005)	3,555,528	2.18	0	0
Month # 5 (May 1, 2005-May 31, 2005)	4,894,666	2.10	0	0
Month # 6 (June 1, 2005-June 30, 2005)	6,951,999	2.08	0	0
Month # 7 (July 1, 2005-July 31, 2005)	4,582,047	2.07	0	0
Month # 8 (August 1, 2005-August 31, 2005)	3,388,921	2.22	0	0
Month # 9 (September 1, 2005-September 30, 2005)	6,550,000	2.30	0	0
Month # 10 (October 1, 2005-October 31, 2005)	6,850,793	2.31	0	0
Month # 11 (November 1, 2005-November 31, 2005)	4,700,000	2.36	0	0
Month # 12 (December 1, 2005-December 31, 2005)	9,910,246	2.57	0	0

(1)	All shares were purchased in open-market transactions.

PART III

Item 17. Financial Statements

Our financial statements have been prepared in accordance with Item 18 hereof.

Item 18. Financial Statements

Item 19. Exhibits

Index to Exhibits

1.1	Amended and restated Articles of Association of EDP, together with an English translation thereof.

2.1	Deposit Agreement dated June 16, 1997 among Citibank, N.A. EDP and the holders from time to time of American Depositary Receipts (“ADR”) (incorporated by reference to our registration statement on Form F-1 (file no. 333-6928) filed on May 16, 1997).

2.2	Amendment No. 1 dated September 8, 2000, to the Deposit agreement dated June 16, 1997 among Citibank, N.A., EDP and the holders from time to time of ADRs (incorporated by reference to our registration statement on Form F-3 (file no. 333-12620) filed on October 20, 2000).

2.3	Amended form of ADR (incorporated by reference to our Rule 424(b)(3) filing in respect of our registration statement on Form F-6 (file no. 333-119881) filed on October 26, 2004).

2.4	Certain documents relating to EDP Finance B.V. Programme for the Issuance of Debt Instruments (incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 1999).

2.5	Certain documents relating to amendment and increase of EDP Finance B.V. Programme for the Issuance of Debt Instruments (incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000).

2.6	Certain documents relating to EDP Finance B.V. Euro-Commercial Paper Programme (incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000).

2.7	Other than as provided in Exhibits 2.5 and 2.6, the total amount of long-term debt securities of EDP authorized under any instrument does not exceed ten percent of the total assets of the EDP Group on a consolidated basis. EDP agrees to provide to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of EDP that are not filed as exhibits to this annual report.

4.1	License for Sines Power Plant, together with English translation thereof (incorporated by reference to our registration statement on Form F-1 (file no. 333-6928) filed on May 16, 1997).

4.2	Power Purchase Agreement, dated December 20, 1994, between REN and TURBOGÁS-Produtora Enérgica, S.A. (incorporated by reference to our registration statement on Form F-1 (file no. 333-6928) filed on June 16, 1997).

4.3	Energy Management Agreement, dated December 1993, between REN and Transgás-Sociedade Portuguesa de Gás Natural, S.A. (redacted version; subject to confidential treatment request; incorporated by reference to our registration statement on Form F-1 (file no. 333-6928) filed on June 12, 1997).

4.4	Supplemental Agreement to the Power Purchase Direct Agreement for the CCGT Power Station at Tapada do Outeiro (incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 1999).

8.1	Subsidiaries of EDP.

12.1	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications pursuant to 18 U.S.C. § 1350 as adopted by section 906 of the Sarbanes-Oxley Act of 2002.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EDP—Energias de Portugal

Date: July 14, 2006	/s/ António Luís Guerra Nunes Mexia
António Luís Guerra Nunes Mexia
Chief Executive Officer

Date: July 14, 2006	/s/ Nuno Maria Pestana de Almeida Alves
Nuno Maria Pestana de Almeida Alves
Chief Financial Officer

KPMG & Associados - Sociedade de Revisores Oficiais de Contas, S.A. Edifício Monumental Av. Praia da Vitória, 71 - A, 11º 1069-006 Lisboa Portugal	Telefone: +351 210 110 000 Fax: +351 210 110 121 Internet: www.kpmg.pt

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EDP – Energias de Portugal, S.A.

We have audited the accompanying consolidated balance sheet of EDP – Energias de Portugal, S.A. and subsidiaries (collectively, “the Company”) as of December 31, 2005 and 2004 and the related income statements, consolidated statements of recognized income and expenses, consolidated statements of cash flows, and statements of changes in consolidated equity, for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDP – Energias de Portugal, S.A. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union.

International Financial Reporting Standards as adopted for use in the European Union vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 48 to the consolidated financial statements.

Lisbon, Portugal

March 7, 2006

(Except for note 48 which is as of July 14, 2006)

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

EDP - Energias de Portugal, S.A.

Consolidated Income Statements

for the years ended December 31, 2005 and 2004

		2005	2005			2004
	Notes	Total USD’000 (*)	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
			(Thousands of Euros)			(Thousands of Euros)
Revenue	5	11,795,798	9,246,301	2,404	9,248,705	6,765,895	22,508	6,788,403
Cost of consumed electricity	5	-5,384,743	-4,222,003	—	-4,222,003	-3,335,803	—	-3,335,803
Changes in inventories and cost of raw material and consumables used	5	-2,029,402	-1,589,127	-2,062	-1,591,189	-584,206	-23,497	-607,703

Gross profit		4,381,653	3,435,171	342	3,435,513	2,845,886	-989	2,844,897

Other income
Services rendered	5	546,279	302,752	125,568	428,320	314,489	207,796	522,285
Other income	6	262,968	205,658	527	206,185	55,950	20,771	76,721

		809,248	508,410	126,095	634,505	370,439	228,567	599,006

		5,190,901	3,943,581	126,437	4,070,018	3,216,325	227,578	3,443,903

Other expenses
Supplies and services	7	-1,041,722	-714,482	-102,299	-816,781	-566,145	-94,749	-660,894
Personnel costs	8	-696,352	-528,723	-17,264	-545,987	-441,905	-85,790	-527,695
Employee benefits expense	8	-255,451	-200,291	—	-200,291	-438,837	-1,246	-440,083
Other expenses	9	-578,606	-449,757	-3,909	-453,666	-671,691	-12,671	-684,362

		-2,572,131	-1,893,253	-123,472	-2,016,725	-2,118,578	-194,456	-2,313,034

		2,618,770	2,050,328	2,965	2,053,293	1,097,747	33,122	1,130,869

Provisions	10	-15,909	-12,474	—	-12,474	-61,509	-2,780	-64,289
Depreciation and amortization expense	11	-1,270,986	-981,693	-14,846	-996,539	-787,410	-47,821	-835,231
Amortization of deferred income on partially funded properties received under concessions	11	124,479	97,600	—	97,600	85,863	28	85,891

		1,456,354	1,153,761	-11,881	1,141,880	334,691	-17,451	317,240

Gains from the sale of financial assets	12	562,107	440,647	83	440,730	9,837	125	9,962
Financial income	13	673,276	527,833	61	527,894	390,365	1,466	391,831
Financial expenses	13	-1,182,514	-924,997	-2,174	-927,171	-654,370	-5,948	-660,318

Share of profit of associates		45,015	35,295	—	35,295	3,697	50	3,747

Profit before tax		1,554,238	1,232,539	-13,911	1,218,628	84,220	-21,758	62,462

Income tax expense	14	-194,102	-157,108	4,919	-152,189	-28,625	12,254	-16,371

Profit after tax but before gain on discontinued operation		1,360,136	1,075,431	-8,992	1,066,439	55,595	-9,504	46,091
Gain on sale of discontinued operation, net of tax	42	58,059	—	45,522	45,522	—	—	—

Profit for the year		1,418,195	1,075,431	36,530	1,111,961	55,595	-9,504	46,091

Attributable to:

Equity holders of EDP		1,366,083	1,030,487	40,615	1,071,102	42,586	229	42,815
Minority interests	30	52,112	44,944	-4,085	40,859	13,009	-9,733	3,276

Profit for the year		1,418,195	1,075,431	36,530	1,111,961	55,595	-9,504	46,091

Earnings per share (Basic and diluted)	27	0.38	0.28	0.01	0.29	0.01	0.00	0.01

(*)	Converted at 1.2754 USD

See the accompanying notes to the Consolidated Financial Statements

EDP - Energias de Portugal, S.A.

Consolidated Balance Sheets as at December 31, 2005 and 2004

	Notes	2005 USD’000 (*)	2005 Euro’000	2004 Euro’000

Assets
Property, plant and equipment	15	17,717,064	13,891,378	12,557,101
Intangible assets	16	1,864,639	1,462,003	893,395
Goodwill	16	2,610,519	2,046,824	2,070,909
Investments in associates	18	448,051	351,302	316,775
Available for sale investments	19	722,445	566,446	1,169,098
Deferred tax assets	20	1,138,490	892,653	852,181
Trade receivables	22	155,589	121,992	95,140
Other assets	23	477,766	374,601	153,693

Total Non-Current Assets		25,134,562	19,707,199	18,108,292

Inventories	21	279,560	219,194	156,806
Trade receivables	22	1,866,554	1,463,505	1,161,844
Other current assets	23	1,831,200	1,435,785	838,894
Income tax receivable	24	441,512	346,175	182,854
Financial assets held for trading	25	351,523	275,618	56,249
Cash and cash equivalents	26	746,745	585,499	230,700
Assets classified as held for sale	37	—	—	165,337

Total Current Assets		5,517,095	4,325,776	2,792,684

Total Assets		30,651,656	24,032,975	20,900,976

Equity
Share capital	27	4,663,549	3,656,538	3,656,538
Treasury stock	28	-48,617	-38,119	-31,662
Share premium	27	640,241	501,992	472,955
Reserves	29	-2,124,476	-1,665,733	-1,612,848
Retained earnings		1,654,985	1,297,620	1,510,060
Consolidated profit attributable to equity holders of EDP		1,366,083	1,071,102	42,815

Total Equity attributable to equity holders of EDP		6,151,764	4,823,400	4,037,858
Minority interests	30	1,642,413	1,287,763	743,937

Total Equity		7,794,177	6,111,163	4,781,795

Liabilities
Medium / Long term debt and borrowings	32	10,969,360	8,600,721	7,181,105
Employee benefits	33	2,350,876	1,843,246	1,985,230
Provisions for liabilities and charges	34	343,400	269,249	293,232
Hydrological correction account	31	216,776	169,967	364,197
Deferred tax liabilities	20	471,543	369,722	286,409
Trade and other payables	35	175,680	137,745	198,974

Total Non-Current Liabilities		14,527,635	11,390,650	10,309,147

Short term debt and borrowings	32	2,529,857	1,983,579	1,960,780
Trade and other payables	35	5,575,849	4,371,843	3,570,148
Income tax payable	36	224,139	175,740	210,379
Liabilities classified as held for sale	37	—	—	68,727

Total Current Liabilities		8,329,844	6,531,162	5,810,034

Total Liabilities		22,857,479	17,921,812	16,119,181

Total Equity and Liabilities		30,651,656	24,032,975	20,900,976

(*)	Converted at 1.2754 USD

See the accompanying notes to the Consolidated Financial Statements

EDP - Energias de Portugal, S.A.

Consolidated Statements of Recognized Income and Expense

for the years ended December 31, 2005 and 2004

	2005		2004
	Equity holders of the parent Euro’000	Minority Interests Euro’000	Equity holders of the parent Euro’000	Minority Interests Euro’000

Foreign exchange translation differences	113,027	72,013	936	5,217
Fair value reserve (cash flow hedge)	-16,066	—	-643	—
Tax effect of fair value reserve (cash flow hedge)	3,931	—	177	—
Fair value reserve (available for sale investments)	-69,250	-978	8,759	978
Tax effect of fair value reserve (available for sale investments)	14,577	171	-6,980	-171
Actuarial losses	-24,689	-5,563	-418,203	-190
Tax effect of actuarial losses	7,486	316	—	—

Net income recognized directly in equity	29,016	65,959	-415,954	5,834

Profit for the year	1,071,102	40,859	42,815	3,276

Total recognized income and expense for the year	1,100,118	106,818	-373,139	9,110

See the accompanying notes to the Consolidated Financial Statements

EDP - Energias de Portugal, S.A.

Consolidated Statements of Cash Flows

for the years ended December 31, 2005 and 2004

	2005 USD’000	2005 Euro’000	2004 Euro’000
Cash flows from Operating Activities
Cash receipts from customers	11,990,630	9,401,466	7,225,893
Cash paid to suppliers	-8,600,335	-6,743,245	-4,492,771
Cash paid to employees	-965,635	-757,123	-744,398
Concession rents paid	-263,144	-206,323	-187,803
Other receipts/ (payments) relating to operating activities	279,949	219,499	71,725

Net cash from operating activities	2,441,465	1,914,274	1,872,646

Income tax received / (paid)	-333,464	-261,458	-229,332

Net cash from operating activities	2,108,002	1,652,816	1,643,314

From discontinued activities	5,522	4,330	38,506

From continuing activities	2,102,479	1,648,486	1,604,808

Cash flows from Investing Activities
Cash receipts resulting from:
Proceeds from sale of financial assets	662,441	519,399	60,940
Proceeds from sale of property, plant and equipment	33,256	26,075	43,480
Fixed assets subsidies received	101,177	79,330	88,036
Interest received	33,141	25,985	20,287
Dividends received	46,002	36,069	30,478

	876,019	686,858	243,221

Cash payments resulting from:
Acquisition of financial assets	-1,555,159	-1,219,350	-1,389,573
Acquisition of property, plant and equipment	-1,921,550	-1,506,625	-1,164,842

	-3,476,709	-2,725,975	-2,554,415

Net cash from investing activities	-2,600,690	-2,039,117	-2,311,194

From discontinued activities	-1,014	-795	-34,270

From continuing activities	-2,599,676	-2,038,322	-2,276,924

Cash flows from Financing Activities
Receipts/(Payments) from loans	1,941,995	1,522,656	187,799
Proceeds from issue of share capital	224,148	175,747	1,158,579
Interest and similar costs	-552,667	-433,328	-397,234
Dividends paid	-428,494	-335,968	-268,008
Treasury stock sale/(purchase)	-8,235	-6,457	17,358
Overdrafts	-274,960	-215,587	-62,184

Net cash from financing activities	901,788	707,063	636,310

From discontinued activities	-6,066	-4,756	-2,972

From continuing activities	907,854	711,819	639,282

Net increase in cash and cash equivalents	409,100	320,762	-31,570

Effect of exchange rate fluctuations on cash held	43,411	34,037	-25,232
Cash and cash equivalents at beginning of the year	294,234	230,700	287,502

Cash and cash equivalents at the end of the year (1)	746,745	585,499	230,700

(*)	Converted at 1.2754 USD
(1)	See note 26 to the Financial Statements, detailing the breakdown of ‘Cash and cash equivalents’ balance

See the accompanying notes to the Consolidated Financial Statements

EDP - Energias de Portugal, S.A.

Statements of Changes in Consolidated Equity

as at December 31, 2005 and 2004

(Thousands of Euros)

	Total Equity	Share capital	Share premium	Legal reserve	Reserves and retained earnings	Exchange Differences	Treasury stock	Equity attributable to equity holders of EDP	Minority interests
Balances as at January 1, 2004	3,864,682	3,000,000	—	326,391	264,625	—	-49,020	3,541,996	322,686

Transfer to Legal reserve	—	—	—	19,055	-19,055	—	—	—	—
Dividends paid	-268,008	—	—	—	-268,008	—	—	-268,008	—
Treasury stock	17,358	—	—	—	—	—	17,358	17,358	—
Changes in the application of the consolidation method of HC	352,903	—	—	—	—	—	—	—	352,903
Other minority interests	59,238	—	—	—	—	—	—	—	59,238
Share Capital increase (issue of 656,537,715 new shares in Dec 2004)	1,208,029	656,538	551,491	—	—	—	—	1,208,029	—
Expenses with share capital increase	-78,536	—	-78,536	—	—	—	—	-78,536	—
Exchange differences arising on consolidation	6,153	—	—	—	—	936	—	936	5,217
Fair value reserve (cash flow hedge), net of deferred tax	2,586	—	—	—	1,779	—	—	1,779	807
Fair value reserve (available for sale investments), net of deferred tax	-466	—	—	—	-466	—	—	-466	—
Actuarial losses, net of deferred tax	-418,393	—	—	—	-418,203	—	—	-418,203	-190
Other reserves arising on consolidation	-9,842	—	—	—	-9,842	—	—	-9,842	—
Profit for the year	46,091	—	—	—	42,815	—	—	42,815	3,276

Balances as at December 31, 2004	4,781,795	3,656,538	472,955	345,446	-406,355	936	-31,662	4,037,858	743,937

Transfer to Legal reserve	—	—	—	22,008	-22,008	—	—	—	—
Dividends paid	-335,968	—	—	—	-335,968	—	—	-335,968	—
Treasury stock	-6,457	—	—	—	—	—	-6,457	-6,457	—
Increasing capital and changes in the Group structure attributable to minority interest	437,008	—	—	—	—	—	—	—	437,008
Fair value reserve (cash flow hedge), net of deferred tax	-12,135	—	—	—	-12,135	—	—	-12,135	—
Fair value reserve (available for sale investments), net of deferred tax	-55,480	—	—	—	-54,673	—	—	-54,673	-807
Reversal of tax effect of share capital increase	29,037	—	29,037	—	—	—	—	29,037	—
Actuarial losses, net of deferred tax	-22,450	—	—	—	-17,203	—	—	-17,203	-5,247
Exchange differences arising on consolidation	185,040	—	—	—	—	113,027	—	113,027	72,013
Other reserves arising on consolidation	-1,188	—	—	—	-1,188	—	—	-1,188	—
Profit for the year	1,111,961	—	—	—	1,071,102	—	—	1,071,102	40,859

Balances as at December 31, 2005	6,111,163	3,656,538	501,992	367,454	221,572	113,963	-38,119	4,823,400	1,287,763

See the accompanying notes to the Consolidated Financial Statements

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

1.	The business operations of the EDP Group

The Group’s parent company, EDP – Energias de Portugal, S.A. (EDP, S.A.), was incorporated in 1976 as a result of the nationalization and merger of the major Portuguese companies in the electricity sector operating in mainland Portugal. The company head office is located in Lisbon at Praça Marquês de Pombal, 12, 6º. During 1994, as established by Decree-Laws 7/91 and 131/94, the EDP Group was set up (EDP Group or Group) following the split of EDP, S.A., which led to a number of subsidiaries wholly owned by EDP, S.A. itself, directly or indirectly.

The Group’s businesses are currently focused on the generation, distribution and supply of electricity, distribution and gas supply and on telecommunications. Although complementary, the Group operates as well in related areas such as water, engineering, laboratory tests, vocational training and property management.

The EDP Group operates mainly in the Iberian and Brazilian markets in the electric and telecommunications sectors.

Activity in the Energy Sector on the Iberian Peninsula

In Portugal, the National Electricity System (SEN) is based on the coexistence of a Public Service Electricity System (SEP) and of an Independent Electricity System (SEI), the latter comprising the Non-binding Electricity System (SENV) and the Special Regime Producers (PRE).

The SEP comprises the National Transport Network (RNT), Binding Producers, Binding Distributors and Binding Customers. The RNT, under concession to REN - Rede Eléctrica Nacional, S.A., is responsible for providing electricity transport and the overall technical management of the SEP. Binding Producers are tied to RNT by long-term exclusive supply contracts (PPA’s - Power Purchase Agreements). Binding Distributors are obliged to supply their customers in accordance with fixed prices, under the law, by the Energy Services Regulatory Entity (ERSE). Binding Customers are entities and individuals that cannot opt for a SENV supplier (currently low-tension consumers), or either those that are able to do so or opt to acquire electricity from their respective binding distributor under conditions determined by the ERSE.

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

In December 2004, the EDP Group increased its financial position in Spain in Hidroeléctrica del Cantábrico S.A. (Hidrocantábrico) to 95.7% of total share capital, achieving the exclusive control of the company. Hidrocantábrico is the parent company of an industrial Group that operates in the electric, gas and telecommunications sectors. In the electric sector, the activity is developed in the production, transportation and distribution and supply areas. The production infrastructure relies on classic coal thermal power stations and, secondly, on hydroelectric and nuclear power stations. The activity of transportation and distribution of electricity is regulated as well as the supply of energy to clients subject to tariffs, whereas in the supply activity the prices are subject without restraints to market conditions.

Hidrocantábrico increased its position in the distribution and supply of the gas sector following the acquisition of Naturcorp during the third quarter of 2003 and the subsequent integration in that company, of all gas related assets held by Hidrocantábrico. The gas distribution activity is also regulated. In the telecommunications sector, Hidrocantábrico holds a significant investment in cable communication concessions in Astúrias and Castilla-Leon regions (large bandwidth transmission of radio, cable and internet).

Activity in the Energy Sector in Brazil

In Brazil, the EDP Group operates in the electric sector namely in generation, distribution and supply.

During April 2005, EDP – Energias do Brasil, S.A. signed an agreement concerning the reorganization of its subsidiaries Bandeirante Energia, S.A., Iven, S.A., Espírito Santo Centrais Eléctricas, S.A., Magistra Participações, S.A. and Empresa Energética de Mato Grosso do Sul, S.A., through the roll-up of the above-mentioned companies minority shareholders into Energias do Brasil share capital. Following the completion of the process, EDP Brasil now has full ownership of these companies and their minority shareholders became shareholders of EDP Energias do Brasil.

In the electricity generation sector, the EDP Group has holdings in Usina Hidroeléctrica (UHE), Lajeado (27.65%), and in partnership with Rede do Brazil Group won in 2001 the concession for the construction and operation of Peixe Angical and Couto Magalhães hydroelectric power stations.

In the supply business, in addition to the business carried on by the distribution companies, the EDP Group operates in the electricity trading market through Enertrade.

Activity in the Telecommunications Sector

In the telecommunications sector, the EDP Group holds 56.607% of the share capital of ONI SGPS (ONI), the remaining capital being held by Banco Comercial Português, GALP Energia and Brisa. ONI operates in fixed telecommunications, providing voice and data services in the Portuguese market (both corporate and residential customers) and operated in the Spanish market until September 2005 (in the corporate segment).

Price regime of Electric Energy

According to Portuguese law, ERSE is responsible for the sector regulation, preparing, issuing and monitoring the regulations, as well as defining the tariffs for the infrastructure utilization and electric energy supply to SEP clients. In Brazil, these functions are also assumed by a regulatory entity-”Agência Nacional de Energia Electrica” (ANEEL). In Spain, electric energy prices are established by the government after consultation or proposal of the regulatory entity – “Comissión Nacional de Energia”.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Low-tension Electricity Distribution Concession Regime

In accordance with specific legislation (Decree-Law 344-B/82), the right to distribute low-tension electricity in Portugal is given to the municipalities (local authorities). However, EDP is allowed to carry on this activity, under concession, by celebrating concession contracts generally with a 20 years term, which can be revoked with 2 years previous notice. During the split process that took place in 1994 the revoking clauses were kept and still applied to the four electricity distribution companies set-up at that time and merged in 2000 into EDP Distribuição S.A. In respect to these concessions, a rent is paid to the concessor municipalities.

Public Domain Assets

In Portugal some fixed assets allocated to electricity generation and distribution within the SEP are subject to the public domain regime. These assets are connected to the Group’s activity which can administrate them for that purpose without restrictions, but can not use them for private commerce purposes. In Brazil, the fixed assets used in the distribution and supply of electricity are tied to those services and cannot be withdrawn, sold, assigned or mortgaged without the prior express consent of the Regulator. ANEEL has already created regulations releasing the assets from the Public Electricity Service concessions, granting prior authorization for the release of assets of no use to the concession, provided they are to be sold, further determining that the cash resulting from the sale is to be deposited in a tied bank account, to be used in the concession.

2.	Accounting policies

a)	Basis of preparation

For all periods up to and including the year ended December 31, 2004, the EDP Group prepared its consolidated financial statements in conformity with generally accepted accounting principles in Portugal.

In accordance with Regulation (EC) no. 1606/2002 of July 19, 2002 from the European Council and Parliament, and its adoption into Portuguese Law through Decree-Law no. 35/2005, of February 17, EDP Group (‘the Group’) is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (‘IFRS’) from 2005. Therefore, from January 1, 2005 the consolidated financial statements of EDP Group are prepared in accordance with IFRS as adopted for use in the EU.

IFRS comprise accounting standards issued by the International Accounting Standards Board (‘IASB’) and its predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) and its predecessor body.

These consolidated financial statements for the year ended December 31, 2005 were prepared in accordance with the IFRS effective and adopted for use in the EU until December 31, 2005.

These consolidated financial statements are expressed in thousands of euros and have been prepared under the historical cost convention, except for the assets and liabilities stated at their fair value, namely derivative financial instruments, tangible fixed assets (Property, plant and equipment), financial assets at fair value through profit or loss, available-for-sale financial assets, and recognised assets and liabilities that are hedged, in a fair value hedge, in respect of the risk that is hedged.

The preparation of financial statements in conformity with IFRS requires the application of judgement and the use of estimates and assumptions by management that affects the process of applying the Group’s accounting policies and the reported amounts of income, expenses, assets and liabilities. Actual results in the future may differ from those reported. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

At the end of 2004, EDP increased its holding in Hidroeléctrica del Cantábrico, from 39.5% to 95.7%, achieving the control of the company. On this basis under IFRS, the comparative figures for the income statement for 2004 are presented consolidating the investment in Hidroeléctrica del Cantábrico under the proportionate method and in 2005 they are presented in a full consolidation method (See note 48).

These financial statements were approved in the Board of Directors meeting held on March 7, 2006.

Transition to IFRS

In preparing these consolidated financial statements for the year ended December 31, 2005 and in determining the IFRS transition adjustments, the Group has elected to apply certain transition provisions within IFRS 1 – First-time Adoption of International Financial Reporting Standards, namely the exemptions on comparative financial information and on the retrospective application of IFRS.

IFRS 1 grants certain exemptions from the retrospective application of IFRS. From the exemptions allowed, the Group has elected to adopt the following:

(i) Business combinations

The Group has elected not to apply IFRS 3 – Business Combinations retrospectively. Therefore, business combinations that took place prior to January 1, 2004 are accounted for in accordance with the previous accounting policies of the Group. On this basis, the amount of goodwill arising from acquisitions that took place before January 1, 2004, was kept at its book value as previously determined.

(ii) Property, plant and equipment

As allowed by IFRS 1, the Group has elected to consider as deemed cost of individual items of property, plant and equipment at the date of transition to IFRS (January 1, 2004), their revalued amount as determined in accordance with the previous accounting policies of the Group, which is broadly similar to depreciated cost measured under IFRS adjusted to reflect changes in a specific price index.

(iii) Cumulative translation differences

The Group has set the cumulative translation differences for all foreign operations to zero at the date of transition, January 1, 2004.

(iv) Recognition of deferred actuarial losses

In accordance with IFRS 1, the Group decided to recognise at the date of transition, January 1, 2004, the unrecognised value of the actuarial losses against reserves.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Besides the exemptions referred to above, the Group has adopted retrospectively the remaining IFRS.

An explanation of how the transition to IFRSs has affected the reported financial position and financial performance of the Group is provided in note 43.

b)	Basis of consolidation

The consolidated financial statements of EDP Group comprise the assets, liabilities and results of EDP, S.A., and its subsidiaries (“the Group” or “EDP Group”), and the results attributable to the Group from its associated companies. These accounting policies have been consistently applied by all Group companies.

Subsidiaries

Subsidiaries are entities over which the Group exercises control. Control is presumed to exist when the Group owns more than one half of the voting rights. Control also exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of the entity, so as to obtain benefits from its activities, even if its shareholding is less than 50%. Subsidiaries are fully consolidated from the date on which control is transferred to the Group until the date that control ceases.

Accumulated losses of a subsidiary attributable to minority interest, which exceed the equity of the subsidiary attributable to the minority interest, are attributed to the Group and taken to the income statement when incurred. If the subsidiary subsequently reports profits, such profits are recognised by the Group until the losses attributable to the minority interest previously recognised have been recovered.

Associates

Associates are entities over which the Group has significant influence but not control. Generally when the Group owns more than 20% of the voting rights it is presumed that it has significant influence. However, even if the Group owns less than 20% of the voting rights, it can have significant influence through the participation in the policy-making processes of the associated entity or the representation in its executive board of directors. Investments in associates are accounted for by the equity method of accounting from the date on which significant influence is transferred to the Group until the date that significant influence ceases.

If the Group’s share of losses of an associate equals or exceeds its interest in the associate, including any long-term interest, the Group discontinues the application of the equity method of accounting, except when it has a legal or constructive obligation of covering those losses or has made payments on behalf of the associate.

Jointly controlled entities

Jointly controlled entities are joint ventures that involve the establishment of an entity in which each venture has an interest and that a contractual arrangement between the ventures establishes joint control over the economic activity of the entity. Interest in a joint controlled entity is accounted for under the proportionate consolidation method.

Goodwill

The purchase method of accounting is used by the Group to account for the acquisition of subsidiaries and associated companies. The cost of acquisition is measured as the fair value, determined at the acquisition date, of the assets and equity instruments given and liabilities incurred or assumed plus any costs directly attributable to the acquisition.

Goodwill arising on the acquisition of subsidiaries and associated companies represents the difference between the cost of acquisition and the fair value of the Group’s share of identifiable net assets acquired.

In accordance with IFRS 3 – Business Combinations, goodwill is recognised as an asset at its cost and is not amortised. Negative goodwill is recognised directly in the income statement in the period the business combination occurs.

The recoverable amount of the goodwill recognised as an asset is reviewed annually, regardless of whether there is any indication of impairment. Impairment losses are recognised directly in the income statement.

Foreign currency translation

The financial statements of each of the Group entities are prepared using their functional currency which is defined as the currency of the primary economic environment in which that entity operates. The consolidated financial statements are prepared in euro, which is the Company’s functional and presentation currency.

The financial statements of each of the Group entities that have a functional currency different from the euro are translated into euro as follows:

(i) Assets and liabilities are translated into the functional currency using the exchange rate prevailing at the balance sheet date;

(ii) Income and expenses are translated into the functional currency at rates approximating the rates ruling at the dates of the transactions;

(iii) All resulting exchange differences are recognised in equity until the entity is sold, in which case such exchange differences are recognized in the income statement as a part of the gain or loss on sale.

Balances and transactions eliminated on consolidation

Inter-company balances and transactions, including any unrealized gains and losses on transactions between group companies, are eliminated in preparing the consolidated financial statements, unless unrealized losses provides evidence of an impairment loss that should be recognized in the consolidated financial statements.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

c)	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to euro at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on translation are recognised in the income statement.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to euro at the foreign exchange rates ruling at the dates the fair value was determined.

d)	Derivative financial instruments and hedge accounting

Derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into (trade date). Subsequent to initial recognition, the fair value of derivative financial instruments is re-measured on a regular basis and the resulting gains or losses on re-measurement are recognised directly in the income statement, except for derivatives designated as hedging instruments. The recognition of the resulting gains or losses of the derivatives designated as hedging instruments depends on the nature of the risk being hedged and of the hedge model used.

The fair values of derivatives are obtained from quoted market prices, in active markets, if available or are determined, by external entities, using valuation techniques including discounted cash flow models and options pricing models, as appropriate.

Hedge accounting

Hedge accounting is used for derivative financial instruments designated as a hedging instrument provided the following criteria are met:

(i) At the inception of the hedge, the hedge relationship is identified and documented, including the identification of the hedge item and of the hedging instrument and the evaluation of the effectiveness of the hedge;

(ii) The hedge is expected to be highly effective, both at the inception of the hedge (prospectively) and on an ongoing basis (retrospectively);

(iii) The effectiveness of the hedge can be reliably measured, both at the inception of the hedge and on an ongoing basis;

(iv) For cash flows hedges, the cash flows are highly probable of occurring.

Fair value hedge

In a fair value hedge, the book value of the hedged asset or liability, determined in accordance with the respective accounting policy, is adjusted to reflect the changes in its fair value that are attributable to risks being hedged. Changes in the fair value of the derivatives that are designated as hedging instruments are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the risk being hedged.

If the hedge no longer meets the criteria for hedge accounting, the derivative financial instrument is transferred to the trading portfolio and fair value hedge accounting is discontinued prospectively. For hedged asset or liability debt instruments, the adjustment to the carrying amount for which the effective interest method is used, is amortised to the income statement over the period to maturity. For hedged equity instruments, the adjustment to the carrying amount remain in the balance sheet until the asset or liability is sold.

Cash flow hedge

Where a derivative financial instrument is designated as a hedge of the variability in highly probable future cash flows, the effective portion of changes in the fair value of the hedging derivatives is recognised in equity. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect the income statement. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss recognised in equity at that time is recognised in the income statement when the hedged transaction also affects the income statement. When a hedged transaction is no longer expected to occur, the cumulative gain or loss reported in equity is recognised immediately in the income statement.

e)	Other financial assets

The Group classifies its other financial assets at initial recognition in the following categories:

Financial assets at fair value through profit or loss

This category includes: (i) financial assets held for trading, which are those acquired principally for the purpose of selling in the short term and (ii) financial assets that are designated at fair value through profit or loss at inception.

Available for sale investments

Available for sale investments are non-derivative financial assets (i) intended to be held for an indefinite period of time, (ii) designated as available for sale at initial recognition.

Initial recognition, measurement and derecognition

Purchases and sales of: (i) financial assets at fair value through profit or loss and (ii) available for sale investments, are recognised on trade-date – the date on which the Group commits to purchase or sell the asset.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Financial assets are initially recognised at fair value plus transaction costs except for financial assets at fair value through profit or loss, in which case these transaction costs are directly recognised in the income statement.

Financial assets are derecognised when (i) the contractual rights to receive their cash flows have expired, (ii) the Group has transferred substantially all risks and rewards of ownership or (iii) although retaining some but not substantially all of the risks and rewards of ownership, the Group has transferred the control over the assets.

Subsequent measurement

After the initial recognition, financial assets at fair value through profit or loss are subsequently carried at fair value and gains and losses arising from changes in their fair value are included in the income statement in the period in which they arise.

Available for sale financial assets are also subsequently carried at fair value. However, gains and losses arising from changes in their fair value are recognised directly in equity, until the financial assets are derecognised or impaired, at which time the cumulative gain or loss previously recognised in equity is recognised in the income statement. Foreign exchange differences arising from equity investments classified as available for sale are also recognised in equity, while foreign exchange differences arising from debt investments are recognised in the income statement. Interest, calculated using the effective interest method and dividends are recognised in the income statement. Realized gains and losses arising from sales of available for sale financial assets are based on the weighted averaged cost.

The fair values of quoted investments in active markets are based on current bid prices. For unlisted securities the Group establishes fair value by using (i) valuation techniques, including the use of recent arm’s length transactions, discounted cash flow analysis and option pricing models and (ii) valuation assumptions based on market information. Financial instruments whose fair value cannot be reliably measured are carried at cost.

Reclassifications between categories

In accordance with IAS 39, the Group does not reclassify, after initial recognition, a financial instrument into or out of the fair value through profit or loss category.

Impairment

The Group assesses periodically whether there is objective evidence that a financial asset or group of financial assets is impaired. If there is objective evidence of impairment the recoverable amount of the asset is determined and impairment losses are recognised through the income statement.

A financial asset or a group of financial assets is impaired if there is objective evidence of impairment as a result of one or more events that occurred after their initial recognition, such as: (i) for listed securities, a significant or prolonged decline in the fair value of the security below its cost, and (ii) for unlisted securities, when that event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If there is objective evidence that an impairment loss on available for sale financial assets has been incurred, the cumulative loss recognised in equity – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement – is taken to the income statement.

For debt instruments, if in a subsequent period, the amount of the impairment loss decreases, the previously recognised impairment loss is reversed through the income statement up to the acquisition cost if the increase is objectively related to an event occurring after the impairment loss was recognised. For equity instruments, the impairment reversal is recognised in equity.

f)	Financial liabilities

An instrument is classified as a financial liability when it contains a contractual obligation to transfer cash or another financial asset, independently from its legal form. These financial liabilities are recognised (i) initially at fair value less transaction costs and (ii) subsequently at amortised cost, using the effective interest rate method.

g)	Equity instruments

An instrument is classified as an equity instrument when it does not contain a contractual obligation to deliver cash or another financial asset, independently from its legal form, being a contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Transaction costs directly attributable to the issue of equity instruments are recognised under equity as a deduction from the proceeds. Consideration paid or received related to acquisitions or sales of equity instruments are recognised in equity, net of transaction costs.

Distributions to holders of an equity instrument are debited directly to equity as dividends, when declared.

Preference shares issued are considered as equity instruments if the Group has no contractual obligation to redeem and if dividends are paid only if and when declared by the Group. Preference shares issued by subsidiaries, classified as equity instruments and held by third parties are included under minority interest.

h)	Property, plant and equipment

Property, plant and equipment are stated at deemed cost less accumulated depreciation and impairment losses. As referred to in Note 2 a), at the transition date to IFRS, the Group elected to consider as deemed cost, the revalued amount of property, plant and equipment as determined in accordance with the Group previous accounting policies, which was broadly similar to depreciated cost measured under IFRS adjusted to reflect changes in a specific price index. The value includes expenses directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Land is not depreciated. Depreciation on the other assets is calculated using the straight-line method over their estimated useful lives, as follows:

Number of years
Buildings and other constructions	8 to 50
Plant and machinery
Hydroelectric generation	32 to 60
Thermoelectric generation	25 to 30
Aeolic generation	30
Electricity distribution	10 to 30
Other plant and machinery	5 to 10
Transport equipment	4 to 25
Office equipment and utensils	4 to 10
Other equipment	10 to 25

When there is an indication that an asset may be impaired, IAS 36 requires that its recoverable amount is estimated and an impairment loss is recognised when the net book value of the asset exceeds its recoverable amount. Impairment losses are recognized in the income statement.

The recoverable amount is determined as the greater of its net selling price and value in use. The value in use is based on the net present value of future cash flows arising from the continuing use and ultimate disposal of the asset at the end of its useful life.

Property and equipment allocated to the EDP Distribuição concessions

Under the terms of Decree-Law 344-B/82, low-tension electricity distribution concessions do not involve the sale of the assets by the entity that grants the concessions (Municipalities), who maintain the ownership of the property, without prejudice to their allocation to use by the Group. These assets are allocated to the concession and are recorded under Property and equipment, with an equivalent amount being recorded as medium and long-term liability under Creditors and other liabilities (DL 344-B/82 Regularization Account).

The Property and equipment allocated to the concession are stated at deemed cost less accumulated depreciation and impairment losses. Depreciation on these assets is calculated on the same basis and at the same rates as the Company’s own Property and equipment, using the straight-line method over their estimated useful lives. The depreciation cost is compensated under partially funded fixed assets caption (Note 11), by the reduction, on an equal amount, of the medium and long-term liability recorded under Creditors and other liabilities.

The Group is responsible for the maintenance and repair of these assets during the period of the concession. Repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

i)	Intangible assets

Acquisition and development of Software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized on the basis of their expected useful lives.

Costs that are directly associated with the development of identifiable specific software applications by the Group, and that will probably generate economic benefits beyond one year, are recognized as intangible assets. These costs include employee costs directly associated with the development of the referred software.

Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives. Costs associated with maintaining computer software programs are recognized as an expense as incurred.

Concession rights in Brazil

The concession rights related to the electricity distribution companies in Brazil, namely Bandeirante, Escelsa and Enersul are recorded as intangible assets and amortized over the concession period, not exceeding 30 years.

Operation rights and licences on aeolic generation

The operation rights and licences on aeolic generation in Spain, namely those related to the Nuon Spain investment, acquired in December 2005, are recorded as intangible assets, and amortized over the concession period not exceeding 20 years.

Other intangible assets

The remaining intangible assets are recognized at acquisition cost, less accumulated amortization and impairment losses. Other intangible assets are amortized using the straight-line method over their estimated useful lives, as follows:

Number of years
Industrial property and other rights	6
Utilization rights on telecommunications business	10

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

j)	Leases

The Group classifies its lease agreements as finance leases or operating leases taking into consideration the substance of the transaction rather than its legal form, in accordance with IAS 17 – Leases. A lease is classified as a finance lease if it transfers to the lessee substantially all the risks and rewards incidental to ownership. All other leases are classified as operating leases.

Operating leases

Payments made under operating leases are straight-lined over the lease term and are charged to the income statement in the period to which they relate.

Finance leases

Finance lease contracts are recorded at inception date, both under assets and liabilities, at the cost of asset leased, which is equal to the present value of outstanding lease installments. Installments comprise (i) an interest charge, which is recognized in the income statement and (ii) the amortization of principal, which is deducted from liabilities. Financial charges are recognized as costs over the lease period, in order to produce a constant periodic rate of interest on the remaining balance of liability for each period.

k)	Investment property

The Group classifies as investment property the property held to earn rentals or for capital appreciation or both.

Investment property is recognised initially at cost, including transaction costs that are directly attributable expenditures. Subsequently investment properties are measured at its cost less any accumulated depreciation and any accumulated impairment losses, in accordance with the cost model determined by IAS 16.

Subsequent expenditure is capitalised only when it is probable that it will give rise to future economic benefits in excess of the originally assessed standard of performance of the asset.

l)	Inventories

Inventories are stated at the lower of the acquisition cost and net realisable value. The cost of inventories comprises costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

Inventories usage (consumption) is being value at the weighted average cost.

m)	Accounts receivable

Accounts receivable are initially recognized at their fair value, subsequently accounts receivables are measured at the amortized cost less impairment losses.

Impairment losses are recorded based on the valuation of estimated losses from non-collection of accounts receivable at the balance sheet date. Impairment losses are recognized in profit or loss, and can be reversed if the estimated losses decrease, in a later period.

n)	Employee benefits

Pensions

Some EDP Group companies attribute post-retirement plans to their employees under defined benefit plans and defined contribution plans, namely, pension plans that pay complementary old-age, disability and surviving-relative pension complements, and also early retirement pensions.

Defined benefits plans

In Portugal, the defined benefits plan is financed through a restricted Pension Fund complemented by a specific provision. This Pension Fund covers liabilities for retirement pension complements as well as liabilities for early retirement.

In Brazil, Bandeirante has two defined benefit plans managed by the CESP Foundation, a restricted complementary welfare entity with its own assets, segregated from those of the Sponsors with no common contributions or funding between these funds. Escelsa and Enersul have a defined benefit plan that grants a complementary benefit for retirement, disability and surviving pension. Escelsa also has a special complementary benefit plan for retirement of employees who served in the Brazilian army.

The pension plans of the Group are classified as defined benefit plans, since the criteria to determine the pension benefit to be received by employees on retirement are predefined and usually depend on factors such as age, years of service and level of salary.

In accordance with IFRS 1, the Group decided to recognise at the date of transition, January 1, 2004, the unrecognized value of the actuarial losses against reserves.

The liability of the Group with pensions is calculated annually, at the balance sheet date for each plan individually, by qualified actuaries using the projected unit credit method. The discount rate used in this calculation is determined by reference to interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liabilities.

Actuarial gains and losses determined annually and resulting from (i) the differences between financial and actuarial assumptions used and real values obtained and (ii) changes in the actuarial assumptions are recognized against equity, in accordance with the alternative method defined by IAS 19, revised on December 16, 2004, which was early adopted by the Group.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

The increase in past service costs arising from early retirements (retirements before the normal age of retirement) is recognized in the income statement when incurred.

Annually the Group recognizes as cost in the income statement, (i) the current service cost, (ii) the interest cost, (iii) the estimated return of the fund assets and (iv) the cost arising from early retirements.

Defined contribution plans

In Spain and Brazil, the companies Hidrocantábrico, Bandeirante, Escelsa and Enersul, have social benefit plans of defined contribution that complement those granted by the Social Welfare System to the companies’ employees, under which they pay a contribution to these plans each year, calculated in accordance with the rules established in each case.

Other benefits

Medical care plans

In Portugal and in Brazil (Escelsa) some EDP companies provide medical care during the period of retirement and of early retirement, through complementary benefits to those provided by the Social Welfare System. These medical care plans are classified as defined benefit plans. The total of the present value of the defined benefit obligation at the balance sheet date is recognised as a defined benefit liability. Measurement and recognition of the liability with healthcare benefits is similar to the measurement and recognition of the pension liability for the defined benefit plans, described above.

Bonus to employees

In accordance with the by-laws of certain Group entities, annually the shareholders approve in the annual general meetings a percentage of profits to be paid to the employees (bonus), following a proposal made by the Board of Directors. Bonus payments to employees are recognized in the income statement in the period to which they relate.

o)	Provisions

Provisions are recognized when: (i) the Group has present legal or constructive obligation, (ii) it is probable that settlement will be required in the future and (iii) a reliable estimate of the obligation can be made.

p)	Recognition of costs and revenues

Costs and revenues are recorded during the year to which they refer regardless of when paid or received, in accordance with the accruals concept. Differences between amounts received and paid and the corresponding revenue and expenditure are recorded under other assets and other liabilities.

Revenues comprises the amounts invoiced on the sale of products or of services rendered, net of value added tax, rebates and discounts, after elimination of intra-group sales. The invoicing of electricity sales is undertaken on a monthly basis. Monthly electricity invoices are based on real meter reading or on estimated consumptions based on the historical data of each consumer. In Portugal, the regulator (ERSE) establishes the SEP electricity tariffs.

Revenues regarding the energy to be invoiced based on actual consumption not yet metered as at the balance sheet date is accrued on the basis of recent average consumptions.

The revenues of telecommunications services are recognised during the period in which they occur. The invoice of these services is carried out on a monthly basis, and amounts not invoiced between the last invoicing cycle and the end of the month are recorded on the basis of an estimate of actual traffic. Differences between estimated amounts and the actual amounts, which are normally not significant, are recorded during the subsequent periods.

q)	Financial results

Financial results comprise interest payable on borrowings, interest receivable on funds invested, dividend income, foreign exchange gains and losses, gains and losses on financial instruments and changes on fair value of the risk being hedged.

Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date the entity’s right to receive payments is established. The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

r)	Income tax

Income tax for the period comprises current tax and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Income tax recognised directly in equity relating to fair value re-measurement of available-for-sale investments and cash flow hedges is subsequently recognised in the income statement when gains or losses giving rise to the income tax are also recognised in the income statement.

Current tax is the tax expected to be paid on the taxable profit for the year, calculated using tax rates enacted or substantively enacted at the balance sheet date in any jurisdiction.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, and is calculated using the tax rates enacted or substantively enacted at the balance sheet date in any jurisdiction and that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Deferred tax liabilities are recognized for all taxable temporary differences except for goodwill not deductible for tax purposes, differences arising on initial recognition of assets and liabilities that affect neither accounting nor taxable profit and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. Deferred tax assets are recognized to the extent it is probable that future taxable profits will be available against which deductible temporary differences can be utilized.

s)	Earnings per share

Basic earnings per share is calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased by the Group and held as treasury stock.

For the diluted earnings per share, the weighted average number of ordinary shares outstanding is adjusted to assume conversion of all dilutive potential ordinary shares, such as convertible debt and share options granted to employees. Potential or contingent share issuances are treated as dilutive when their conversion to shares would decrease net earnings per share.

t)	Employee stock options

The stock options programme allows Group employees to acquire EDP Group shares. The options exercise price is equal to the shares’ market value at the grant date. The fair value of the attributed options, fixed at the grant date, is recognized in profit and loss against equity, during the vesting period, based on the market value calculated at the grant date.

If the option is exercised, the Group will acquire shares in the market to attribute them to employees.

u)	Non-current assets held for sale

Non-current assets or disposal groups (group of assets to be disposed of together and related liabilities that include at least a non-current asset) are classified as held for sale when their carrying amounts will be recovered principally through sale and the assets or disposal groups are available for immediate sale and its sale is highly probable.

The Group also classifies as non-current assets held for sale those non-current assets or disposal groups acquired exclusively with a view to its subsequent disposal, that are available for immediate sale and its sale is highly probable.

Immediately before classification as held for sale, the measurement of the non-current assets or all assets and liabilities in a disposal group, is brought up to date in accordance with the applicable IFRS. After, these assets or disposal groups are measured at the lower of their carrying amount, determined annually in accordance with the applicable IFRS, and fair value less costs to sell.

v)	Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months’ maturity from the balance sheet date, including cash and deposits with banks.

w)	Segmental reporting

A business segment is a group of assets and operations engaged in providing products or services that is subject to risks and returns that are different from those of other business segments.

A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and return that are different from those of segments operating in other economic environments.

x)	Tariff adjustments

In regulated activities, the regulator establishes, through tariff adjustments, the criteria to recognise revenues or expenses in future financial periods, which are classified as regulatory assets or liabilities. In accordance with IFRS regulatory assets and liabilities are not recognised in the financial statements. Therefore tariff adjustments are recorded in the income statement in the financial period in which they are actually charged to customers.

3.	Critical accounting estimates, and judgements in applying accounting policies

IFRS set forth a range of accounting treatments and require the Board of Directors to apply judgement and make estimates in deciding which treatment is most appropriate.

The most significant of these accounting policies are discussed in this section in order to improve understanding of how their application affects the Group’s reported results and related disclosure. A broader description of the accounting policies employed by the Group is shown in Note 2 to the Consolidated Financial Statements.

Because in many cases there are other alternatives to the accounting treatment chosen by management, the Group’s reported results would differ if a different treatment was chosen. The Board of Directors believes that the choices made by it are appropriate and that the financial statements present the Group’s financial position and results fairly in all material respects. The alternative outcomes discussed below are presented solely to assist the reader in understanding the financial statements and are not intended to suggest that other alternatives or estimates would be more appropriate.

Impairment of available for sale equity investments

The Group determines that available for sale equity investments are impaired when there has been a significant or prolonged decline in the fair value below its cost.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

This determination of what is significant or prolonged requires judgement. In making this judgement, the Group evaluates among other factors, the normal volatility in share price. In addition, valuations are generally obtained through market quotation or valuation models that may require assumptions or judgment in making estimates of fair value.

Alternative methodologies and the use of different assumptions and estimates could result in a higher level of impairment losses recognised with a consequent impact in the income statement of the Group.

Fair value of derivatives

Fair values are based on listed market prices if available; otherwise fair value is determined either by dealer price quotations (both for that transaction or for similar instruments traded) or by pricing models, based on net present value of estimated future cash flows which take into account market conditions for the underlying instruments, time value, yield curve and volatility factors. These pricing models may require assumptions or judgements in estimating fair values.

Consequently, the use of a different model or of different assumptions or judgements in applying a particular model may have produced different financial results for a particular period.

Tariff adjustments

The Board of Directors determines the regulatory adjustments based on the estimated future tariff increases, which is determined by the regulator on an annual basis. In accordance with IFRS, regulatory assets and liabilities are not recognized in the financial statements. Therefore tariff adjustments are recorded in the income statement in the financial period in which they are actually charged to customers.

Impairment on long term assets

Impairment test are performed, when there is an indication that the recoverable amount of property, plant, equipment and intangible assets is less then the corresponding net book value.

The recoverable amount of the goodwill recognised as an asset is reviewed annually, regardless of whether there is any indication of impairment. The impairment tests considered the regulatory and contractual circumstances related to the Group’s activity.

Considering that estimated recoverable amounts related to long term assets are based on the best information available, changes in the estimates and judgements, could change the impairment test results which could affects the Group’s reported results.

Doubtful debts

Impairment losses related to Doubtful debts are estimated by the Board of Directors based on the estimated recoverable amounts, the date of default, debt write offs and other factors. Certain circumstances and facts may change the estimated impairment losses of Doubtful debts, namely changes in the economic environment, economic sector trends, client’s credit risk and increases in the rate of defaults. The evaluation process in determining whether an impairment loss should be recorded in the income statement is subject to numerous estimates and judgement. Changes in the estimates and judgements could change the impairment test results which could affect the Group’s reported results.

Recognition of costs and revenues

The invoicing of electricity sales is undertaken on a monthly basis. Monthly electricity invoices are based on real meter reading or on estimated consumptions based on the historical data of each consumer.

Alternative estimates could affect the Group’s reported revenues and consequently the Group’s reported results.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant interpretations and estimates are required in determining the global amount for income taxes.

There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Different interpretations and estimates would result in a different level of income taxes, current and deferred, recognized in the period.

The Tax Authorities are entitled to review the EDP, S.A., and its subsidiaries’ determination of its annual taxable earnings, for a period of four years or six years in case there are tax losses brought forward. Hence, it is possible that some additional taxes may be assessed, mainly as a result of differences in interpretation of the tax law. However, the Board of Directors of EDP, and those of its subsidiaries, are confident that there will be no material tax assessments within the context of the financial statements.

Pension and other employee benefits

Determining pension liabilities requires the use of assumptions and estimates, including the use of actuarial projections, estimated returns on investment, and other factors that could impact the cost and liability of the pension and medical plans. Changes in these assumptions could materially affect these values.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

4.	Financial-risk management policies

Financial-risk management

The businesses of the EDP Group are exposed to a variety of financial risks, including the effects of changes in market prices, foreign exchange and interest rates. The Group’s exposure to financial risks lies essentially in its debt portfolio, arising from the interest-rate risk, the exchange-rate risk and, and to a limited extent, the risk of non-compliance by the counterparty in each operation. The maturity of the financial markets is analysed on an ongoing basis in accordance with the Group’s risk management policy. Financial instruments are used to minimise potential adverse effects on its financial performance.

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

Exchange-rate risk management

The Group operates internationally and is exposed to the exchange-rate risk resulting from different currencies, mainly US Dollars (USD) and Brazilian Reais (BRL). Currently, the exposure to the USD/Euro currency fluctuation risk results from the Brazilian companies, that have financial debt expressed in USD. The debt contracted by the holding company is fully denominated in Euro. Bonds issued by EDP Finance BV under the Medium Term Notes Programmes in JPY and GBP were hedged against exchange-rate risk and interest-rate risk at the date of issue.

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

Counter-party credit-rate risk management in financial transactions

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

At the Group level, all derivative operations are engaged under the ISDA Master Agreements, and bond issues are undertaken under a Debt Instrument Issue Programme.

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

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

5.	Turnover

Turnover by sector of activity, is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Revenue by sector of activity/business:
Electricity	8,584,375	6,539,384
Steam and ashes	24,113	23,961
Gas	601,164	191,800
Other	39,053	33,258

	9,248,705	6,788,403

Services rendered by sector of activity:
Telecommunications	268,368	307,330
Associated with electricity sales	48,518	100,844
Information systems and technologies	531	43,602
Thermo/Hydro electricity engineering services	3,593	5,978
Consultancy and services	4,989	5,530
Gas	56,596	—
Other	45,725	59,001

	428,320	522,285

	9,677,025	7,310,688

Total turnover by business:
Electricity	8,632,893	6,640,228
Gas	657,760	191,800
Telecommunications	268,368	307,330
Steam and ashes	24,113	23,961
Consultancy and services	4,989	5,530
Thermo/Hydro electricity engineering services	3,593	5,978
Information systems and technologies	531	43,602
Other	84,778	92,259

	9,677,025	7,310,688

The breakdown of Revenue is as follows:

	Dec 2005			Dec 2004
	Iberian Market	Brazilian Market	Total	Iberian Market	Brazilian Market	Total
Electricity:
To the National Transport network	1,404,506	—	1,404,506	1,193,236	—	1,193,236
To final customers:
- Very high tension	57,222	—	57,222	51,505	—	51,505
- High tension	601,230	413,852	1,015,082	444,176	228,800	672,976
- Medium tension	521,079	267,188	788,267	558,509	334,228	892,737
- Low tension (>39,6 KVA)	319,609	—	319,609	304,252	—	304,252
- Low tension	3,047,666	659,431	3,707,097	2,951,132	423,604	3,374,736
Embedded generation	1,330,002	—	1,330,002	81,550	—	81,550
Discounts and tariff difference	-37,410	—	-37,410	-31,608	—	-31,608

	7,243,904	1,340,471	8,584,375	5,552,752	986,632	6,539,384

Other Revenue:
- Steam and ashes	24,113	—	24,113	21,192	2,769	23,961
- Gas	601,164	—	601,164	191,800	—	191,800
- Other	39,053	—	39,053	33,258	—	33,258

	664,330	—	664,330	246,250	2,769	249,019

	7,908,234	1,340,471	9,248,705	5,799,002	989,401	6,788,403

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Gross profit is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Revenue:
Electricity	8,584,375	6,539,384
Steam and ashes	24,113	23,961
Gas	601,164	191,800
Other	39,053	33,258

	9,248,705	6,788,403

Cost of consumed electricity	4,222,003	3,335,803
Changes in inventories and cost of raw material and consumables used
Fuel, steam and ashes	739,989	399,236
Gas	363,711	152,356
Own work capitalised	-114,679	-116,485
Other	602,168	172,596

	5,813,192	3,943,506

Gross profit	3,435,513	2,844,897

The breakdown of Turnover by geographic market is as follows:

	Dec 2005
	Portugal	Spain	Brazil	Group
Electricity	5,613,744	1,534,446	1,484,703	8,632,893
Gas	48,992	608,768	—	657,760
Telecommunications	268,368	—	—	268,368
Steam and ashes	24,113	—	—	24,113
Thermo/Hydro electricity engineering services	3,593	—	—	3,593
Information systems and technologies	531	—	—	531
Other	41,432	29,384	18,951	89,767

	6,000,773	2,172,598	1,503,654	9,677,025

	Dec 2004
	Portugal	Spain	Brazil	Group
Electricity	5,069,726	503,458	1,067,044	6,640,228
Gas	—	191,800	—	191,800
Telecommunications	307,330	—	—	307,330
Steam and ashes	21,192	—	2,769	23,961
Thermo/Hydro electricity engineering services	5,346	—	632	5,978
Information systems and technologies	43,602	—	—	43,602
Other	76,886	17,029	3,874	97,789

	5,524,082	712,287	1,074,319	7,310,688

6.	Other income

This balance is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Supplementary income	10,763	10,994
Gains on fixed assets	7,939	5,460
Reversal of impairment losses
- For trade debtors	35,661	7,127
- For debtors and other assets	8,040	2,834
- Other provisions	29,750	887
Excess values from customers’ contributions	8,165	10,306
Income arising from tariff revisions	40,272	—
Other income	65,595	39,113

	206,185	76,721

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

7.	Supplies and services

This balance is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Subcontracts:
Subcontracts	147,747	176,885
Other	9,280	16,648

Supplies and services:
Water, electricity and fuel	11,559	11,711
Utensils and office material	5,671	4,942
Leases and rents	86,904	48,636
Communications	30,011	27,525
Insurance	23,465	22,086
Transportation, traveling and representation	14,170	13,697
Commissions and fees	23,564	17,895
Maintenance and repairs	123,269	100,331
Advertising	28,819	19,315
Surveillance and security	7,874	8,910
Specialized work	254,412	158,766
Personnel transfers	413	138
Other supplies and services	49,623	33,409

	816,781	660,894

8.	Personnel costs and employee benefits expense

Personnel costs caption is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Remuneration of Board members	7,715	12,450
Employees’ remuneration	437,198	404,212
Charges on remuneration	98,059	102,659
Early retirement costs	7,080	7,192
Other costs	87,593	91,029
Own work capitalised	-91,658	-89,847

	545,987	527,695

The breakdown by management positions and professional category of the permanent staff as at December 31, 2005 and 2004 is as follows:

	Group
	Dec 2005	Dec 2004
Board members and senior officers	475	475
Senior management	2,087	2,248
Middle management	759	1,174
Intermediate management	612	477
Highly-skilled and skilled workers	7,229	8,919
Semi-skilled workers	2,802	2,406
Unskilled workers	37	28

	14,001	15,727

As at December 31, 2005, the number of employees in service, including those on temporary contract, is 14,224 (2004: 16,243). These figures include all the employees of all the companies included in the consolidation perimeter (full and proportionate method), regardless of the EDP holding in the share capital, and also Management with 83 and 15 elements in Group and EDP, S.A., respectively (2004: 74 and 11 in Group and EDP, S.A., respectively).

The balance Employee benefits expense is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Costs with pension plans	151,402	381,890
Costs with medical care plans and other benefits	44,187	42,829
Other	4,702	15,364

	200,291	440,083

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

9.	Other expenses

This balance is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Concession rents paid to local authorities	201,461	186,111
Electricity generating center rent	7,587	4,083
Direct operating taxes	1,757	1,175
Indirect taxes	31,232	15,564
Impairment loss on trade debtors	24,863	21,739
Impairment loss on debtors and other assets	43,811	320,625
Uncollectible debts	33,606	13,142
Losses on fixed assets	10,382	65,331
Regulation costs	3,406	—
Operating indemnities	2,166	1,838
Donations	20,004	2,218
Local authorities agreements	10,575	—
Other costs and losses	62,816	52,536

	453,666	684,362

Impairment losses on goodwill, trade debtors and on debtors and other assets are analyzed in notes 16, 22 and 23, respectively.

10.	Provisions

This balance is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Charge for the year - provision for other liabilities and charges	12,474	64,289

	12,474	64,289

11.	Net depreciation and amortization expense

This balance is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Property, plant and equipment:
Property, plant and equipment under concession - DL 344-B/82	1,791	2,604
Buildings and other constructions	9,620	9,466
Plant and machinery:
Hydroelectricity generation	128,659	126,246
Thermoelectric generation	175,470	124,632
Electricity distribution	422,192	381,920
Other plant and machinery	108,285	85,202
Transport equipment	8,339	9,570
Office equipment	41,596	27,996
Other	3,233	3,724

	899,185	771,360

Intangible assets:
Industrial property and other rights	29,722	19,914
Concession rights	31,087	30,489
Utilization rights on telecommunications business	6,545	8,817
Impairment losses on utilization rights	30,000	—
Impairment losses on Goodwill (Edinfor)	—	4,651

	97,354	63,871

	996,539	835,231

Amortization of deferred income on partially funded properties received under concessions
Partially-funded fixed assets	-97,626	-85,872
Other regularizations	26	-19

	-97,600	-85,891

	898,939	749,340

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

During 2005, an impairment loss on utilization rights of optical-fiber on telecommunications business was charged, in the amount of Eur 30 million.

The assets partially-funded by third parties are amortized on the same basis and at the same depreciation rates of the remaining assets, the cost being compensated through the amortization of the amounts received, which are registered against operating income and gains. The funded component of the assets is registered under deferred income and other liabilities and recognized through the profit and loss account, on the same basis and at the same rates as the partially-funded assets.

12.	Gains / losses from the sale of financial assets

The balance Gains / losses from the sale of financial assets is analyzed as follows:

	Dec 2005		Dec 2004
	Sale %	Amount Euro’000	Sale %	Amount Euro’000
Sale of investments:
BCP	2.0%	12,653	—	—
REE	3.0%	19,340	—	—
Galp	14.3%	397,484	—	—
Efacec	4.9%	3,123	—	—
Other		8,130		9,962

		440,730		9,962

The balance Gains from the sale of financial assets, in 2005, includes the gain, in the amount of 397.5 million euros, arising from the sale of a 14.268% stake in the share capital of GALP Energia, SGPS. The Sale and Purchase Agreement with Américo Amorim Group was signed on December 7, 2005, and the value of this transaction amounted to Eur 720.5 million. Payment conditions were 20% with the signature of the agreement and the remaining balance until January 30, 2006. The full payment of the remaining agreed amount was received by EDP on January 27, 2006.

13.	Financial income and financial expenses

This balance is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Financial income:
Interest income	218,107	227,394
Income from other equity investments	36,069	30,478
Favourable foreign exchange differences	117,416	61,787
Derivative financial instruments	88,663	63,670
Other financial gains	67,639	8,502

	527,894	391,831

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Financial expenses:
Interest expense	534,677	503,125
Banking services	8,138	15,644
Unfavourable foreign exchange differences	48,695	47,897
Derivative financial instruments	243,022	55,806
Other financial losses	92,639	37,846

	927,171	660,318

Financial income/(expenses)	-399,277	-268,487

As at December 31, 2005 and 2004 interest income includes interest income related to derivative financial instruments in the amounts of Eur 149,733 thousand and Eur 172,932 thousand, respectively.

14.	Income tax expense

In accordance with prevailing legislation, tax returns are subject to review and correction by the tax authorities during subsequent years. In Portugal this period is 4 years, and 2000 is the last year considered to be definitively reviewed by the tax authorities.

Tax losses generated in each year, also subject to inspection and adjustment, may be deductible from taxable profits during subsequent years. The companies of the EDP Group are taxed, whenever possible, on a consolidated basis allowed by the tax law of the respective countries.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

The Income tax provision for the years ended December 31, 2005 and 2004, is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Current tax
Current year	-100,898	-236,343
Change in estimate for prior years	-10,163	-23,317

	-111,061	-259,660

Deferred tax
Temporary differences and reversals	6,636	239,557
Tax rate increase / decrease	1,419	3,732
Tax losses brought forward	-49,183	—

	-41,128	243,289

	-152,189	-16,371

The reconciliation between the statutory income tax and the effective income tax (IRC) rate for the Group as at December 31, 2005 is shown in the following table:

	Dec 2005
	Rate %	Tax Basis Euro’000	Tax Euro’000
Income tax calculated based on the statutory tax rate	27.5%	1,218,628	335,123

Non-deductible provisions for tax purposes	1.4%	63,873	17,565
Unrecognized deferred tax assets related to tax losses generated in the year	1.7%	76,741	21,104
Tax-exempt dividends	-0.9%	-38,168	-10,496
Tax benefits	-0.7%	-32,374	-8,903
Fair value of financial instruments	0.4%	17,689	4,864
Difference between tax and accounting gains/losses	-22.4%	-994,523	-273,494
Equity on associates	-0.6%	-27,330	-7,516
Autonomous taxation and tax benefits	-0.6%	-26,160	-7,194
Changes in estimates	7.3%	323,471	88,955
Differences on the subsidiaries statutory tax rates, changes in tax rates and other adjustments	-0.6%	-28,433	-7,819

Effective tax rate and total income tax	12.5%		152,189

15.	Property, plant and equipment

This balance is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Cost:
Property, plant and equipment held under the DL 344-B/82 regime	223,420	240,607
Land and natural resources	134,145	119,763
Buildings and other constructions	411,234	398,574
Plant and machinery:
Hydroelectric generation	7,211,603	6,969,800
Thermoelectric generation	5,511,392	5,189,655
Renewables generation	747,563	455,538
Electricity distribution	12,981,777	11,773,115
Gas distribution	782,548	613,650
Other plant and machinery	510,015	574,510
Transport equipment	80,037	75,158
Office equipment and utensils	394,370	385,305
Other	31,981	17,148
Assets under construction	1,555,744	1,193,642

	30,575,829	28,006,465

Accumulated depreciation and impairment losses
Depreciation charge for the year	-899,185	-746,754
Accumulated depreciation in previous years	-15,778,661	-14,700,357
Impairment losses	-6,605	-2,253

	-16,684,451	-15,449,364

Carrying amount	13,891,378	12,557,101

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Property, plant and equipment held under the Decree-Law 344-B/82 regime are those assets allocated to low-tension electricity distribution transferred from the local authorities under the concession regime. These assets, though operated by the Group, continue to be the property of the local authorities and are analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Property, plant and equipment held under the DL 344-B/82 regime	223,420	240,607
Accumulated depreciation	-219,831	-234,132

Net amount	3,589	6,475

Part of these assets may be transferred to EDP Group by settlement, by offsetting accounts in respect of outstanding debts of the respective municipalities (see Note 22).

The movement in Property, plant and equipment balance, for the Group, and for the year 2005 is analyzed as follows:

	Balance January 1st Euro’000	Acquisitions Euro’000	Disposals Euro’000	Transfers Euro’000	Exchange Differences Euro’000	Perimeter Variations/ Regularizations Euro’000	Balance December 31 Euro’000
Cost:
Property, plant and equipment held under the DL 344-B/82 regime	240,607	—	—	—	—	-17,187	223,420
Land and natural resources	119,763	9,579	-11,537	475	10,828	5,037	134,145
Buildings and other constructions	398,574	689	-52,431	11,293	44,289	8,820	411,234
Plant and machinery	25,576,268	92,842	-27,093	961,995	583,257	557,629	27,744,898
Transport equipment	75,158	6,030	-8,279	1,827	6,112	-811	80,037
Office equipment and utensils	385,305	6,079	-3,185	17,970	5,220	-17,019	394,370
Other	17,148	12,904	-533	7,839	—	-5,377	31,981
Assets under construction	1,193,642	1,377,122	-11,575	-1,001,399	134,457	-136,503	1,555,744

	28,006,465	1,505,245	-114,633	—	784,163	394,589	30,575,829

	Balance January 1st Euro’000	Charge for the year Euro’000	Impairment Losses / Reverses Euro’000	Disposals Euro’000	Exchange Differences Euro’000	Perimeter Variations/ Regularizations Euro’000	Balance December 31 Euro’000
Accumulated depreciation and impairment losses:
Property, plant and equipment held under the DL 344-B/82 regime	234,132	1,791	—	—	—	-16,092	219,831
Buildings and other constructions	171,188	9,620	—	-13,094	18,982	5,277	191,973
Plant and machinery	14,751,502	834,606	—	-11,291	289,874	79,830	15,944,521
Transport equipment	55,422	8,339	—	-8,170	5,394	425	61,410
Office equipment and utensils	223,153	41,596	—	-2,609	4,553	-17,987	248,706
Other	11,714	3,233	—	-468	—	-3,074	11,405
Assets under construction	2,253	—	4,352	—	—	—	6,605

	15,449,364	899,185	4,352	-35,632	318,803	48,379	16,684,451

As at December 31, 2005, for the Group, the property, plant and equipment financed through leasing contracts is Eur 7,882 thousand (2004: Eur 7,985 thousand), with an accumulated depreciation of Eur 1,717 thousand (2004: Eur 1,918 thousand) and the respective lease installments payable are Eur 5,598 thousand (2004: Eur 5,157 thousand).

	Dec 2005			Dec 2004
	Principal Euro’000	Interest Euro’000	Future lease Payments Euro’000	Principal Euro’000	Interest Euro’000	Future lease Payments Euro’000
Less than one year	67	—	67	95	2	97
Between 1 and 5 years	5,220	311	5,531	4,788	272	5,060

	5,287	311	5,598	4,883	274	5,157

During 2005, costs incurred related to these assets amounted to Eur 90 thousand (2004: Eur 37 thousand), and were recorded under maintenance and repairs in income statement (note 7).

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

16.	Intangible assets and Goodwill

The balance of Intangible assets is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Cost:
Industrial property, other rights and other intangible assets	269,323	264,746
CO2 licences	99,381	—
Intangible assets under development	7,281	5,912
Utilization rights on telecommunications business	32,890	73,169
Concession rights in Brazil	930,925	846,633
Licences on aeolic generation	482,438	—

	1,822,238	1,190,460

Accumulated amortization and impairment losses:
Amortization of concession and utilization rights during the year	-37,632	-39,306
Amortization of intangible assets during the year	-29,722	-20,013
Accumulated amortization in previous years	-262,881	-237,746
Impairment losses	-30,000	—

	-360,235	-297,065

	1,462,003	893,395

In December 2005, NEO - Novas Energias do Ocidente, S.A. (the EDP Group subsidiary engaged in developing investments projects in the renewable energy sector in the Iberian Peninsula / Europe) acquired from Nuon International Renewables Projects BV the total share capital of Nuon España in the amount of Eur 485 million.

Nuon España is a company acting in the renewable energies sector in the Spanish market and has a large portfolio of licenses to operate aeolic energy generation within the next 15 to 20 years. This portfolio comprises wind farm investment projects with a total capacity of 1,407 MW, out of which 221 MW are currently operating and 1,186 MW are in different stages of development until being fully operating. The wind farms are located in Galicia, Aragon, Andalusia and Canary Islands. The crucial asset in the business is the existence of aeolic licences to operate. Following the acquisition, on December 31, 2005, the EDP Group through its subsidiary Neo, was able to determine and performed on a provisional basis the estimation of the fair values for recognized assets, liabilities and aeolic licenses, as well as the cost of the business combination at the date of acquisition. The entire excess of the purchase price over the net assets acquired was deemed to be attributable to the aeolic generation license.

The difference between acquisition cost and the respective value of the wind energy facilities acquired amounted to Eur 460 million, which was allocated and accounted as “Licenses on aeolic generation”, on the acquisition date. The balance “Licenses on aeolic generation” includes an amount on of Eur 22 million of aeolic generation licenses booked under Nuon España local accounts at acquisition date. Consequently, under the referred provisional estimation of fair value of assets and liabilities on the acquisition date, the amount of Eur 482 millions was determined and allocated to “Licenses on aeolic generation” (intangible assets) and will be amortized over a maximum period of 20 years. Within the next 12 months, Neo will account for any additional items or adjustments to the fair values assigned to recognized assets and liabilities against goodwill.

The condensed financial information of Nuon España is presented as follows:

Nuon 2005 Euro’000
Balance sheet information
Tangible and intangible fixed assets	247,980
Current assets	56,462
Other non current assets	5,244

Total assets	309,686

Loans	158,887
Current Liabilities	100,836
Other non-current liabilities	21,171

Total liabilities	280,894

Total equity attributable to equity holders at Nuon	25,159
Minority Interest	3,634

Total equity	28,793

Statement of income information
Net revenue	—
Operating costs, net	—
Other operating income (costs)	-97
Minority interests	—

Net income	-97

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

The movement in Intangible assets, during 2005, for the Group, is analyzed as follows:

	Balance 1 January Euro’000	Acquisitions Euro’000	Disposals Euro’000	Transfers Euro’000	Exchange Differences Euro’000	Other Regularizations Euro’000	Balance 31 December Euro’000
Cost:
Industrial property, other rights and other intangible assets	264,746	21,592	-44,235	—	15,611	11,609	269,323
CO2 licences	—	99,381	—	—	—	—	99,381
Intangible assets under development	5,912	434	—	—	672	263	7,281
Utilization rights on telecommunications business	73,169	—	-40,279	—	—	—	32,890
Concession rights in Brazil	846,633	72,187	—	—	10,844	1,261	930,925
Licences on aeolic generation	—	482,438	—	—	—	—	482,438

	1,190,460	676,032	-84,514	—	27,127	13,133	1,822,238

	Balance 1 January Euro’000	Charge for the year Euro’000	Impairment Losses / Reverses Euro’000	Disposals Euro’000	Transfers Euro’000	Exchange Differences Euro’000	Other Regularizations Euro’000	Balance 31 December Euro’000
Accumulated amortization and impairment losses:
Industrial property, other rights and other intangible assets	95,400	29,722	30,000	-1,973	—	2,783	-11,406	144,526
Utilization rights on telecommunications business	33,721	6,545	—	-24,012	—	—	—	16,254
Concession rights in Brazil	167,944	31,087	—	—	—	367	57	199,455
Licences on aeolic generation	—	—	—	—	—	—	—	—

	297,065	67,354	30,000	-25,985	—	3,150	-11,349	360,235

The balance Concession rights in Brazil, for the Group, results from the difference between cost and the fair value of the company’s assets attributable to the Group on the acquisition date, and is analyzed as follows:

	Dec 2005			Dec 2004
	Concession rights Euro’000	Accumulated amortization Euro’000	Net amount Euro’000	Concession rights Euro’000	Accumulated amortization Euro’000	Net amount Euro’000
Electricity Business - Brazil Consolidated - Group
EDP Brasil - Energy Distribution	930,925	-199,455	731,470	846,633	-167,944	678,689

Amortization charge for the year		-31,087			-30,489

The Concession rights over the electricity distribution network, namely from S. Paulo state, Espirito Santo state and Mato Grosso do Sul state, are amortized using the straight-line method over the total period of concession, until 2025, 2030 and 2035, respectively.

Included in Concession rights in Brazil, at the end of 2005, EDP Lajeado Energia, a subsidiary of EDP Energias do Brasil, together with the other shareholders of Investco, S.A. (the company that holds the concession for the hydro power plant Luiz Eduardo Magalhães “Lajeado power plant”, with a capacity of 902.5 MW, located in the Brazilian state of Tocantins) have reached an agreement with Centrais Elétricas Brasileiras S.A. - Electrobrás, for the acquisition of Investco’s redeemable preference shares currently held by Eletrobrás (“PN-R Shares”), at its present value which amounted to Eur 389 million (see note 32).

This acquisition was made through capital increase, with the referred redeemable preference shares ("PN-R Shares") subscribed by Electrobrás. EDP Lajeado was controlled 99.99% by Energias do Brasil, and was responsible for the acquisition of its investment in Investco’s share capital, 27.65% of the PN-R Shares held by Eletrobrás, in the amount of Eur 108 million. On the acquisition date, the carrying value of the PN-R Shares was Eur 28 million, which led to a Concession right of Eur 80 million, which will be amortized over the remaining period of the concession, until 2032 (27 years).

Goodwill

For the Group, the breakdown of Goodwill resulting from the difference between the cost of the investments and the corresponding share of the fair value of the net assets acquired, is analyzed as follows:

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

	Dec 2005 Euro’000	Dec 2004 Euro’000
Electricity business:
Hidrocantábrico Group	1,191,889	1,194,821
EDP Brasil - Energy generation	64,511	62,054

	1,256,400	1,256,875

Gas distribution business:
Naturcorp (Hidrocantábrico Group)	591,993	591,993
Portgás	107,014	107,080

	699,007	699,073

Telecommunications business:
Comunitel Global, S.A.	—	73,247
Other	—	5,652

	—	78,899

Other businesses:
Affinis, S.A.	5,736	5,736
Turbogás, S.A.	61,336	17,266
Portugen, S.A.	4,585	—
Dómus, Lda.	2,728	2,728
Safra, S.A.	4,147	—
Ortiga, S.A.	1,347	—
Companhia Electricidade Macau	10,264	9,058
Other	1,274	1,274

	91,417	36,062

	2,046,824	2,070,909

During 2005, the movements in goodwill, by business segment, are analyzed as follows:

	Balance January 1st Euro’000	Acquisitions Euro’000	Disposals Euro’000	Exchange differences Euro’000	Regularizations Euro’000	Balance December 31 Euro’000
Electricity Business	1,256,875	3,241	—	—	-3,716	1,256,400
Gas Distribution Business	699,073	—	—	—	-66	699,007
Telecommunications Business	78,899	—	-78,899	—	—	—
Other Businesses	36,062	54,150	—	1,005	200	91,417

	2,070,909	57,391	-78,899	1,005	-3,582	2,046,824

According to IFRS 3, goodwill arising on a business combination is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

During 2005, the variation of this balance is justified by an increase of Eur 49 million resulting from the acquisition of a 20% investment in Turbogás, S.A. and a 26.667% investment in Portugen, S.A. and by a decrease of Eur 78 million related to the sale of Comunitel and other associate companies.

In December 2004, EDP increased its financial position in Hidroeléctrica del Cantábrico, from 39.5% to 95.7% of total shares, achieving the control of the company. The additional investment of 56,2%, through the acquisition of additional 23.915.637 shares, amounts to Eur 1,200.8 million. After this transaction the goodwill of Hidrocantábrico Group increased in the amount of Eur 1,222.8 million from which Eur 242.1 million results from the above — mentioned acquisition and Eur 980.7 million resulting from the goodwill related to Hidrocantábrico Group subsidiaries arising from the full consolidation method applied to this investment as at December 31, 2004. Until the date of the above mentioned acquisition, Hidrocantabrico Group was consolidated by the proportionate method.

During 2004, Goodwill decreased in the amount of Eur 35,024 thousand in the Information Technology Business due to the existence of impairment losses on the investments, and Eur 21,103 thousand in the Telecommunication Business due to the sale of Oni Solutions, S.A.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

17.	Subsidiary companies

The subsidiary companies consolidated under the full consolidated method as at December 31, 2005, are as follows:

Subsidiary Companies	Head Office	Share capital /Currency		Assets 31-Dec-05 Eur’000	Liabilities 31-Dec-05 Eur’000	Total Equity 31-Dec-05 Eur’000	Total Revenues 31-Dec-05 Eur’000	Net Profit 31-Dec-05 Eur’000	% of Group economic interest
Group’s parent holding company and related activities - Portugal

EDP - Energias de Portugal, S.A.	Lisbon	3,656,537,715	EUR	13,566,114	7,177,486	6,388,628	2,153,503	509,835	—

Balwerk - Consultadoria Económica e Participações, Sociedade Unipessoal, Lda.	Lisbon	5,000	EUR	285,514	281,479	4,035	4,998	3,564	100.00%
Edalpro - Imobiliária, Lda.	Lisbon	748,197	EUR	780	62	718	11	-346	100.00%
EDP Estudos e Consultoria, S.A.	Lisbon	50,000	EUR	3,274	2,766	508	13,621	616	100.00%
EDP Finance BV	Amsterdam	20,000	EUR	4,573,674	4,570,442	3,232	135,561	3,211	100.00%
EDP Finance Company Ltd.	Dublin	1,000,001	EUR	960	352	608	—	-44	100.00%
EDP Imobiliária, S.A.	Lisbon	5,000,000	EUR	7,265	3,551	3,714	12,631	-744	100.00%
EDP Internacional S.G.P.S., S.A.	Lisbon	37,500,000	EUR	476,682	2,418	474,264	236,901	166,463	100.00%
EDP Investimento, Gestão de Participações e Assistência Técnica, Lda.	Macau	200,000	MOP	79,011	17,561	61,450	9,713	9,185	100.00%
EDP Investments and Services, S.L.	Madrid	3,006	EUR	314,118	284,057	30,061	8,525	7,472	100.00%
EDP Participações S.G.P.S., S.A.	Lisbon	125,000,000	EUR	1,282,403	225,475	1,056,928	463,351	417,032	100.00%
EDP Trader Internacional - Comércio, Consultoria e Serviços, Sociedade Unipessoal, Lda.	Funchal	5,000	EUR	5	—	5	—	—	100.00%
EDP Valor - Gestão Integrada de Serviços, S.A.	Lisbon	4,550,000	EUR	41,756	32,764	8,992	51,693	1,127	100.00%
Heralds Securities Inc.	Bahamas	1	USD	14,677	—	14,677	5,058	-2,536	100.00%
Internel - Serviços Consultoria Internacional, S.A.	Lisbon	50,000	EUR	3,251	3,005	246	988	82	100.00%
MRH - Mudança e Recursos Humanos, S.A.	Lisbon	750,000	EUR	1,072	2,477	-1,405	301	-497	100.00%
Sãvida - Medicina Apoiada, S.A.	Lisbon	450,000	EUR	16,234	14,085	2,149	36,368	-403	100.00%
SCS - Serviços Complementares de Saúde, S.A.	Lisbon	50,000	EUR	225	1,480	-1,255	108	-412	100.00%

Electricity business - Portugal
Electricity generation

EDP - Gestão da Produção de Energia, S.A.	Lisbon	1,234,000,000	EUR	5,050,028	2,544,294	2,505,734	1,537,175	383,131	100.00%

Domus Eólia - Produção de Energia Renováveis, Lda.	Vila Real	5,000	EUR	1,453	1,451	2	—	—	100.00%

EDP Produção Bioeléctrica, S.A.	Lisbon	50,000	EUR	33,420	25,983	7,437	4,125	-1,938	100.00%
EDP Produção EM - Engenharia e Manutenção, S.A.	Oporto	2,250,000	EUR	33,533	24,811	8,722	32,741	736	100.00%
Enerfin - Sociedade de Eficiência Energética, S.A.	Oporto	50,000	EUR	200	1	199	156	139	74.88%
Energin, S.A.	Lisbon	50,000	EUR	41,021	42,340	-1,319	30,295	1,912	65.00%
Enernova - Novas Energias, S.A.	Lisbon	7,500,000	EUR	257,869	219,266	38,603	32,884	5,715	100.00%
Eólica da Serra das Alturas, S.A.	Boticas - Oporto	50,000	EUR	50	—	50	—	—	70.00%
Hidrobasto, Lda.	Cabeceiras	100,000	EUR	106	2	104	2	—	60.00%
O&M Serviços - Operação e Manutenção Industrial, S.A.	Mortágua	500,000	EUR	4,134	3,205	929	11,562	194	60.00%
Ortiga - Energia Eólica, S.A.	Leiria	200,000	EUR	14,407	14,432	-25	—	—	100.00%
Safra - Energia Eólica, S.A.	Leiria	50,000	EUR	22,637	22,726	-89	—	—	100.00%
Soporgen, S.A.	Lisbon	50,000	EUR	46,077	42,177	3,900	39,321	3,811	82.00%
Tergen - Operação e Manutenção de Centrais Termoeléctricas, S.A.	Carregado	250,000	EUR	1,882	1,531	351	1,537	89	80.00%

Electricity distribution and supply

EDP Comercial - Comercialização de Energia, S.A.	Lisbon	50,100,200	EUR	241,587	238,428	3,159	103,399	-59,792	100.00%
EDP Energia Ibérica, S.A.	Madrid	60,200	EUR	53,245	65,048	-11,803	471,517	-10,471	100.00%
EDP Distribuição de Energia, S.A.	Lisbon	1,024,500,000	EUR	6,277,514	4,751,737	1,525,777	4,208,296	64,800	100.00%
EDP Powerline, Infraestruturas de Comunicação, S.A.	Lisbon	50,000	EUR	2,547	2,454	93	211	43	100.00%
EDP Serviner - Serviços de Energia, S.A.	Lisbon	50,000	EUR	3,026	2,099	927	5,531	621	100.00%
EDP Soluções Comerciais, S.A.	Lisbon	50,000	EUR	76,403	67,051	9,352	144,619	9,302	100.00%

Gas distribution

ENAGÁS - S.G.P.S., S.A.	Lisbon	299,400	EUR	13,501	11,846	1,655	1,686	1,396	30.60%
NQF-Nelson Quintas & Filhos-Energia, S.G.P.S.,	Lisbon	5,500,000	EUR	68,352	4,609	63,743	35,431	35,334	100.00%
NQF-Gás, S.G.P.S., SA	Lisbon	5,000,000	EUR	65,161	18,854	46,307	5,310	3,011	51.00%
NQF- Projectos de Telecomunicações e Energia, S.G.P.S., S.A.	Lisbon	5,489,000	EUR	32,095	4,238	27,857	17	5	100.00%

Group’s parent holding company and related activities - Spain

Hidroeléctrica del Cantábrico, S.A.	Oviedo	425,721,430	EUR	3,960,990	2,174,703	1,786,287	988,183	142,804	95.95%
Gas Capital, S.A.U.	Oviedo	60,110	EUR	306	14,611	-14,305	833	—	95.95%
Hidrocantábrico Gestión de la Energía S.A.	Oviedo	300,500	EUR	2,897	1,102	1,795	3,395	617	95.95%
Hidrocantábrico Servicios S.A.	Oviedo	60,150	EUR	9,269	7,476	1,793	18,490	1,297	95.95%
Keranfouler, SAS	Carhaix	37,000	EUR	613	599	14	14	1	95.95%
Le Gollot, S.A.S.	Carhaix	37,000	EUR	700	686	14	16	3	95.95%
Nuevas Energías de Occidente	Madrid	3,100	EUR	571,993	572,724	-731	97	-734	95.95%
NUON España, S.L.U	Sevilla	30,003,006	EUR	309,685	284,527	25,158	—	-97	95.95%

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Subsidiary Companies	Head Office	Share capital /Currency		Assets 31-Dec-05 Eur’000	Liabilities 31-Dec-05 Eur’000	Total Equity 31-Dec-05 Eur’000	Total Revenues 31-Dec-05 Eur’000	Net Profit 31-Dec-05 Eur’000	% of Group economic interest
Electricity business - Spain
Electricity generation

Ambitec Laboratorio Medioambiental (ITSEMAP),	Madrid	1,021,700	EUR	1,205	338	867	1,003	-204	76.75%
Asociación Central Producción Térmica S.A.	Cuenca	390,658	EUR	852	846	6	—	—	46.06%
Biogas y Energia, S.A.	Madrid	3,125,200	EUR	10,297	6,722	3,575	125	-19	76.76%
Ceprastur AIE	Oviedo	360,607	EUR	411	3	408	5	4	45.87%
Cerâmica Técnica de Illescas Cogeneración, S.A.	Madrid	62,247	EUR	1,766	1,717	49	1,547	—	69.09%
Cogeneración del Esla, S.A.	Madrid	1,081,800	EUR	3,578	2,046	1,532	2,120	33	69.08%
Desarrollos Energeticos Bahia Cadiz, S.A.	Cádiz	60,102	EUR	102	683	-581	32	-638	86.36%
Electrica de la Ribera del Ebro S.A.	Pamplona	5,000,000	EUR	241,509	190,270	51,239	151,474	29,149	86.74%
Energia e Industria de Toledo, S.A.	Madrid	2,139,603	EUR	9,172	6,874	2,298	4,592	-661	69.09%
Eneroliva S.A.	Sevilla	300,500	EUR	306	7	299	—	—	76.76%
Eólica Arlanzón, S.A.	Madrid	4,508,980	EUR	35,262	28,459	6,803	5,694	1,391	59.49%
Eolica Campollano S.A.	Madrid	6,559,994	EUR	131,854	121,256	10,598	18,563	1,772	57.57%
Eólica Mare Nostrum, S.A.	Valencia	60,120	EUR	15	56	-41	—	-100	46.06%
Eólica Sierra de la Peña S.A.	Madrid	3,294,000	EUR	81,768	77,768	4,000	1,619	—	65.17%
Eólica Sierra de la Peña S.L.	Albacete	1,141,900	EUR	25,852	24,482	1,370	194	—	57.57%
Genesa I S.L.	Madrid	10,000,000	EUR	254,844	176,860	77,984	131,389	-2,613	76.76%
HDC Explotacion Centrales, S.A.	Oviedo	60,150	EUR	420	332	88	1,386	26	95.95%
Hidroeléctrica del Rumblar, S.L.	Madrid	276,460	EUR	1,000	610	390	207	58	61.41%
Hidroeléctrica Fuentermosa, S.L.	Oviedo	77,036	EUR	360	199	161	101	53	69.05%
Hidroeléctrica Gormaz S.A.	Salamanca	60,701	EUR	490	459	31	52	-11	57.57%
Industrias Medioambientales Río Carrión, S.A.	Madrid	60,200	EUR	51	602	-551	—	-509	69.09%
Iniciativas Tecnológicas de Valorización Energética de Residuos S.A.	Madrid	2,996,022	EUR	12,770	10,746	2,024	4,501	-644	76.38%
Investigación y Desarrollo de Energías Renovables, S. L.	León	8,686,145	EUR	8,805	483	8,322	44	-109	61.09%
Mazarrón Cogeneración, S.A.	Madrid	70,000	EUR	4,135	4,658	-523	2,551	-565	69.09%
Parque Eólico Belchite S.L.	Zaragoza	3,600,000	EUR	49,096	44,776	4,320	460	—	76.76%
Parque Eólico la Sotonera, S.L.	Zaragoza	2,000,000	EUR	26,448	23,626	2,822	2,579	823	49.78%
Parques Eólicos del Cantábrico S.A.	Oviedo	9,079,680	EUR	67,201	51,193	16,008	13,856	2,146	76.76%
Patrimonial de la Ribera del Ebro, S.L.	Pamplona	3,264,000	EUR	3,247	3	3,244	—	-3	97.17%
Rasacal Cogeneración S.A.	Madrid	60,200	EUR	7	423	-416	-7	-476	46.06%
Renovables Castilla la Mancha, S.A.	Albacete	60,102	EUR	1,105	1,045	60	—	—	39.15%
Renovamed S.A.	Madrid	60,200	EUR	1,217	1,312	-95	756	-129	57.57%
Sevares Cogeneración, S.A.	Madrid	475,002	EUR	3,982	3,503	479	946	-69	76.76%
Sidergas Energía S.A.U.	Oviedo	2,606,000	EUR	28,018	23,909	4,109	16,573	1,391	76.76%
Siesa Renovables Canarias, S.L.	Gran Canaria	3,006	EUR	3	—	3	—	—	76.76%
Sinae Inversiones Eólicas S.A.	Madrid	6,010,000	EUR	88,370	80,150	8,220	2,173	1,008	76.76%
Sinova Medoambiental, S.A.	Soria	2,687,364	EUR	16,985	13,753	3,232	5,227	-554	64.48%
Sotromal, S.A.	Soria	450,800	EUR	367	196	171	—	—	69.08%
Tratamientos Aambientales Sierra de la Tercia, S.A.	Madrid	3,731,202	EUR	17,098	11,131	5,967	10,901	1,585	67.17%
Tratamientos Medioambientales del Norte, S.A.	Madrid	60,200	EUR	63	1	62	2	1	61.41%
Tratamientos Medioambientales Río Sotón, S.A.	Madrid	60,200	EUR	74	12	62	2	1	76.76%
Uniener S.A.	Madrid	940,500	EUR	7,567	7,088	479	414	-612	76.76%

Electricity distribution and supply

Hidrocantábrico Distribucion Eléctrica, S.A.U.	Oviedo	44,002,000	EUR	715,599	493,609	221,990	669,555	-7,934	95.95%
Hidrocantabrico Energia Verde, S.A.U.	Oviedo	60,300	EUR	56	1	55	—	—	95.95%
Hidrocantabrico Energia, S.A.U.	Oviedo	60,110	EUR	218,295	377,471	-159,176	378,143	-136,712	95.95%
Hidrocantabrico Explotación Redes, S.A.	Oviedo	70,000	EUR	203	123	80	398	11	95.95%

Gas distribution

Gas de Euskadi Transporte de Gas, S.A.U.	Bilbao	12,880,200	EUR	74,489	22,934	51,555	61,095	2,436	53.91%
Gas Hernani, S.A.	Hernani	60,200	EUR	2,280	2,035	245	1,662	11	29.65%
Gas Pasaia, S.A.	Pasajes	60,101	EUR	1,505	1,416	89	914	6	29.65%
Naturcorp Participaciones, S.L.	Bilbao	13,467,000	EUR	14,025	-998	15,023	297	1,310	53.91%
Naturcorp Transporte de Gas, S.A.U.	Bilbao	5,000,000	EUR	5,018	68	4,950	31	-24	53.91%
Naturgas Comercializadora, S.A.	Bilbao	3,185,300	EUR	70,291	63,359	6,932	293,783	3,673	53.91%
Naturgás Energia Distribución, S.A.U.	Bilbao	100,000,000	EUR	1,111,872	113,713	998,159	222,027	37,651	53.91%
Naturgás Energia Grupo, S.A.	Bilbao	316,516,400	EUR	1,131,142	147,467	983,675	324,211	10,445	53.91%
Naturgas Energía Servicios, S.A.	Bilbao	60,200	EUR	60	—	60	—	—	53.91%
Naturgas Participaciones, S.A.U.	Bilbao	300,500	EUR	383	58	325	64	39	53.91%
Septentrional de Gas, S.A.	León	5,105,000	EUR	33,748	28,515	5,233	1,372	182	37.73%

Group’s parent holding company and related activities - Brazil

EDP Energias do Brasil, S.A.	São Paulo	3,182,715,954	BRL	1,376,524	99,458	1,277,066	239,578	148,796	62.37%
Energest, S.A.	São Paulo	120,480,870	BRL	65,681	35,926	29,755	15,757	5,467	62.37%
Escelsapar	Espirito Santo	2,800,000	BRL	2,400	2,263	137	1,015	-21	62.37%
Electricity business - Brazil
Electricity generation

CESA - Castelo Energética, S.A.	São Paulo	44,500,622	BRL	70,892	49,225	21,667	8,386	3,352	62.37%
Costa Rica Energética, Lda.	Mato Grosso Su	14,318,185	BRL	8,269	1,588	6,681	3,033	2,086	31.81%
EDP Lajeado Energia, S.A.	São Paulo	132,519,841	BRL	172,676	53,012	119,664	64,846	37,323	37.38%
Enercouto, S.A.	São Paulo	1,000	BRL	456	587	-131	—	-119	62.37%
Enerpeixe, S.A.	São Paulo	646,471,400	BRL	590,202	298,836	291,366	2,118	-719	37.42%
PANTANAL	São Paulo	602,100	BRL	10,021	8,284	1,737	3,536	1,807	62.37%

Electricity distribution and supply

Bandeirante Energia, S.A.	São Paulo	254,628,684	BRL	759,992	573,547	186,445	754,391	55,848	62.37%
Enersul - Empresa Energética de Mato Grosso do Sul, S.A.	Mato Grosso Sul	463,412,296	BRL	583,035	418,772	164,263	285,438	33,301	62.37%
Enertrade - Comercializadora de Energia, S.A.	São Paulo	26,284,758	BRL	51,800	41,052	10,748	147,985	15,931	62.37%
Escelsa - Espírito Santo Centrais Eléctricas, S.A.	Espirito Santo	376,021,630	BRL	653,818	460,044	193,774	481,943	58,938	62.37%

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Subsidiary Companies	Head Office	Share capital /Currency		Assets 31-Dec-05 Eur’000	Liabilities 31-Dec-05 Eur’000	Total Equity 31-Dec-05 Eur’000	Total Revenues 31-Dec-05 Eur’000	Net Profit 31-Dec-05 Eur’000	% of Group economic interest
Telecommunications business - Portugal

Operadora Nacional de Interactivos S.G.P.S., S.A.	Lisbon	100,000,000	EUR	441,962	290,218	151,744	77,220	-176,549	56.61%
FCTE - Forum do Comércio, Transacções	Lisbon	500,000	EUR	49	487	-438	—	-90	45.29%
Electrónicas e Serviços Empresariais On-Line, S.A.
Oni Açores, S.A.	P.Delgada	250,000	EUR	1,097	590	507	2,241	77	33.96%
Oni Madeira, S.A.	Funchal	50,000	EUR	491	344	147	948	148	39.62%
Oni Multimédia - Serviços Interactivos, S.A.	Lisbon	50,000	EUR	4,187	86,923	-82,736	76,157	-55,157	56.61%
Oni Telecom, S.A.	Lisbon	4,630,000	EUR	381,636	369,558	12,078	160,850	-56,384	56.61%
U Call - Atendimento a Clientes e Telemarketing, S.A.	Lisbon	50,000	EUR	1,816	1,965	-149	4,848	-270	33.96%

Information technologies business - Portugal

Central E - Informação e Comércio Electrónico, SA	Lisbon	5,000,000	EUR	1,029	1,154	-125	1,037	-2,774	52.80%

Other

Energia RE - Sociedade Cativa de Resseguro	Luxemburgo	1,239,468	EUR	33,471	32,232	1,239	5,799	—	100.00%
Labelec - Estudos, Desenvolvimento e Actividades Laboratoriais, S.A.	Sacavém	2,200,000	EUR	14,879	8,683	6,196	13,772	857	100.00%

The jointly controlled companies included in the consolidation under the proportionate consolidation method as at 31 December, 2005, are as follows:

Subsidiary Companies	Head Office	Share capital /Currency		Assets 31-Dec-05 Eur’000	Liabilities 31-Dec-05 Eur’000	Total Equity 31-Dec-05 Eur’000	Total Revenues 31-Dec-05 Eur’000	Net Profit 31-Dec-05 Eur’000	% of Group economic interest
PORTGÁS - Soc. de Produção e Distribuição de Gás, S.A.	Oporto	7,909,150	EUR	297,797	257,488	40,309	88,347	14,367	59.55%
Bilbogas, S.A.	Bilbao	5,577,373	EUR	27,363	8,451	18,912	22,111	3,274	26.95%
Bioastur, AIE	Gijón	60,101	EUR	2,228	1,468	760	3,195	386	47.98%
Cogeneracion la Espina, S.L.	Salas	228,380	EUR	896	661	235	887	21	38.38%
Cogneracion y Matenimiento AIE	Oviedo	1,208,010	EUR	5,362	2,535	2,827	6,194	798	38.38%
Desarrollos Energeticos Canarios, S.A.	Las Palmas	60,101	EUR	53	18	35	—	—	38.30%
Evolución 2000, S.L.	Albacete	117,994	EUR	9,395	402	8,993	18	6	37.73%
Gas Natural de Álava, S.A.	Vitoria	10,348,780	EUR	36,062	14,053	22,009	27,849	3,938	26.95%
Horta Medioambiental S.A.	Madrid	60,200	EUR	133	242	-109	—	-169	38.38%
Infrastructuras Gasistas de Navarra, S.L.	Pamplona	1,003,006	EUR	9,173	6,023	3,150	776	36	26.95%
Millenium Energy, S.A.	Bilbao	6,500,000	EUR	28,477	21,827	6,650	5,825	849	26.95%
Proenercam, S.L.	Ruiloba	240,400	EUR	1,145	627	518	390	25	38.38%
Tébar Eólica, S.A.	Cuenca	4,720,400	EUR	59,485	53,532	5,953	4,756	1,233	38.38%
Investco, S.A.	São Paulo	756,206,123	BRL	541,719	271,866	269,853	66,414	6,523	10.33%

The summarized financial information of the most relevant jointly controlled companies included in the consolidation under the proportionate consolidation method as at December, 31, 2004 are as follow:

Subsidiary Companies	Head Office	Share capital /Currency		Assets 31-Dec-05 Eur’000	Liabilities 31-Dec-05 Eur’000	Total Equity 31-Dec-05 Eur’000	Total Revenues 31-Dec-05 Eur’000	Net Profit 31-Dec-05 Eur’000	% of Group economic interest
Affinis - Serviços de Assistência e Manutenção Global, S.A.	Lisbon	3,500,000	EUR	5,542	6,172	-630	6,269	-2,297	45.00%
Investco, S.A.	São Paulo	745,840,273	BRL	416,545	219,031	197,514	59,289	1,715	27,65%

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

The summarized financial information of Associated companies included in the consolidation under the equity method as at December 31, 2005, are as follows:

Subsidiary Companies	Head Office	Share capital /Currency		Assets 31-Dec-05 Eur’000	Liabilities 31-Dec-05 Eur’000	Total Equity 31-Dec-05 Eur’000	Total Revenues 31-Dec-05 Eur’000	Net Profit 31-Dec-05 Eur’000	% of Group economic interest
Affinis - Serviços de Assistência e Manutenção Global, S.A.	Lisbon	1,361,100	EUR	4,685	3,405	1,280	5,056	-91	45.00%
Carriço Cogeração, S.A.	Vila Rei	50,000	EUR	25,531	24,533	998	18,944	1,102	35.00%
CBE - Centro de Biomassa para a Energia, Lda.	Portugal	641,735	EUR	1,484	736	748	508	84	23.32%
CEM, S.A.	Macau	580,000,000	MOP	372,010	106,899	265,111	281,982	42,477	21.19%
DECA - Distribuicion Eléctrica Centroamericana Dos (II), S.A.	Guatemala	2,077,097,000	GTQ	833,994	370,135	463,859	616,600	54,289	21.00%
Ecogen - Serviços de Energia Descentralizada, S.A.	Loures	100,000	EUR	377	1,167	-790	18	-183	34.99%
EDEL - Empresa Editorial Electrotécnica, Lda.	Portugal	1,798	EUR	19	93	-74	71	—	47.77%
Edinfor - Sistemas Informáticos, SA	Portugal	17,000,000	EUR	226,883	134,188	92,695	182,506	-16,478	40.00%
Electra - Empresa de Electricidade e Água, SARL	Cabo Verde	600,000,000	CVE	112,643	116,198	-3,555	37,636	-4,888	30.60%
Eólica da Alagoa, S.A.	Arcos Valdevez	50,000	EUR	16,184	14,362	1,822	2,803	332	40.00%
Geoterceira - S. Geo. Terceira, S.A.	Azores	1,000,000	EUR	6,225	5,229	996	382	-2	49.90%
LBC Tanquipor - Movimentação e Armazenagem de Líquidos, S.A.	Barreiro	1,350,000	EUR	8,398	4,743	3,655	4,665	600	28.89%
Portsines - Terminal Multipurpose de Sines, S.A.	Sines	10,000,000	EUR	29,183	9,789	19,394	13,285	756	39.60%
Portugen, S.A.	Oporto	250,000	EUR	4,339	1,171	3,168	7,011	2,868	26.67%
REN - Rede Eléctrica Nacional, S.A.	Lisbon	534,000,000	EUR	2,974,812	2,050,120	924,692	3,148,448	110,658	30.00%
SETGAS - Sociedade de Produção e Distribuição de Gás, S.A.	Charneca da Caparica	9,000,000	EUR	162,993	142,540	20,453	33,996	4,090	10.11%
Turbogás - Produtos Energéticos, S.A.	Oporto	13,308,000	EUR	522,962	485,714	37,248	365,254	30,432	40.00%
Biomasas del Pirineo, S.A.	Huesca	454,896	EUR	105	55	50	—	—	28.79%
Cultivos Energéticos de Castilla, S.A.	Burgos	300,000	EUR	457	180	277	—	-10	28.79%
Empresa Provincial de Energia, S.A.	Sevilla	601,000	EUR	765	262	503	14	-42	19.19%
Enercem, S.L.	Oviedo	210,350	EUR	762	124	638	691	75	19.19%
Giroaga, A.I.E.	S. Sebastián	300,510	EUR	467	118	349	296	49	5.39%
Hidráulica Rio Lena, S.A.	Oviedo	901,518	EUR	5,389	2,881	2,508	1,242	348	8.29%
Hidroastur, S.A.	Oviedo	4,808,000	EUR	9,470	958	8,512	2,543	912	23.99%
Inkolan, A.I.E.	Bilbao	84,142	EUR	179	16	163	303	—	45.56%
Kosorkuntza, A.I.E.	Bilbao	1,502,500	EUR	7,811	4,792	3,019	7,271	1,152	23.99%
Parque Eólico Altos del Voltoya, S.A.	Madrid	7,813,157	EUR	56,181	44,166	12,015	11,775	2,745	29.75%
Parque Eólico de Belmonte, S.A.	Asturias	120,400	EUR	9,684	6,850	2,834	10	-12	28.69%
Parque Eólico Sierra del Madero, S.A.	Soria	7,194,021	EUR	35,901	23,909	11,992	9,817	3,462	40.30%
Sociedad Promotora de las Telecomunicaciones en Asturias, S.A.	Oviedo	55,379,523	EUR	161,753	123,473	38,280	78,656	1,042	44.09%
Sodecoan, S.L.	Sevilla	6,010	EUR	n.a.	n.a.	-3	n.a.	—	47.98%
Solar Siglo XXI, S.A.	Ciudad Real	80,000	EUR	65	—	65	—	—	23.99%
Tolosa Gasa, S.A.	Tolosa	1,021,700	EUR	2,612	602	2,010	1,840	413	38.38%
Yedesa Cogeneración, S.A.	Sevilla	234,390	EUR	n.a.	n.a.	44	n.a.	—	9.60%

The summarized financial information of the Associated companies included in the consolidation under the equity method as at December, 31, 2004 are as follows:

Associated Companies	Head Office	Share capital /Currency		Assets 31-Dec-05 Eur’000	Liabilities 31-Dec-05 Eur’000	Total Equity 31-Dec-05 Eur’000	Total Revenues 31-Dec-05 Eur’000	Net Profit 31-Dec-05 Eur’000	% of Group economic interest
Carriço Cogeração, S.A.	Vila Rei	50,000	EUR	28,226	28,331	-105	13,011	-141	35.00%
CBE - Centro de Biomassa para a Energia	Portugal	643	EUR	1,428	768	660	475	52	24.60%
DECA - Distribuicion Eléctrica Centroamericana Dos (II), S.A.	Guatemala	2,077,097,000	GTQ	680,202	448,995	231,207	547,357	40,125	21.00%
Ecogen - Serviços de Energia Descentralizada, S.A.	Loures	100,000	EUR	244	852	-608	100	-304	34.99%
Geoterceira - S. Geo. Terceira, S.A.	Azores	1,000,000	EUR	5,778	4,780	998	395	434	49.90%
LBC – Tanquipor – Movimentação e Armazenagem de Líquidos, S.A.	Barreiro	1,350,000	EUR	7,678	4,477	3,201	3,821	264	28.89%
PORTGÁS - Soc. de Produção e Distribuição de Gás, S.A.	Oporto	7,909,150	EUR	283,552	257,619	25,933	88,347	8	59.55%
Portsines - Terminal Multipurpose de Sines, S.A.	Sines	10,000,000	EUR	34,628	15,990	18,638	12,605	1,057	39.60%
REN - Rede Eléctrica Nacional, S.A.	Lisbon	534,000,000	EUR	2,635,537	1,773,209	862,328	2,516,682	69,299	30.00%
SETGAS - Sociedade de Produção e Distribuição de Gás, S.A.	Charneca da Caparica	9,000,000	EUR	160,862	144,499	16,363	30,448	3,210	10.11%
Turbogás - Produtos Energéticos, S.A.	Oporto	13,308,000	EUR	535,216	505,088	30,128	301,837	24,514	20.00%

The companies excluded from the consolidation though accounted under the equity method, as at December 31, 2005, are as follows:

Companies excluded	Head Office	% Group	% Company
Iberenergia, S.A.	Portugal	100.00%	100.00%
Shipec-South China Inter.P.Eng.	China	24.00%	24.00%

Other companies in which there are holdings equal to or greater than 10% as at December 31, 2005, are as follows:

Other companies	Head Office	% Group	% Company
Valorsul, S.A.	Lisbon - Portugal	11.00%	—
Tejo Energia, S.A.	Abrantes - Portugal	11.11%	—
EDA, S.A.	Azores - Portugal	10.00%	—

These financial assets are classified as available for sale investments (see note 19).

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

18.	Investments in associates

This balance is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Investments in associates
Equity holdings in associates	351,302	316,775
Impairment losses on investments in associates	—	—

Carrying amount	351,302	316,775

The breakdown of Investments in associates is analyzed as follows:

	Group
	Dec 2005		Dec 2004
	Investment Euro’000	Impairment Euro’000	Investment Euro’000	Impairment Euro’000
Associated companies:
DECA - Distribucion Eléctrica Centroamerica, S.A.	65,358	—	49,952	—
Companhia de Electricidade de Macau	56,177	—	48,992	—
REN - Rede Eléctrica Nacional, S.A.	130,200	—	144,624	—
Associated companies of Hidrocantábrico Group	34,195	—	38,470	—
Portsines - Terminal de Multipurpose de Sines, S.A.	7,680	—	7,381	—
Turbogás - Produtora Energética, S.A.	14,899	—	6,026	—
Portgás-Soc.de Prod.e Distrib.de Gás, S.A.	—	—	15,443	—
AIST-Administradora de Inmuebles Santo Tomas, S.A.	—	—	1,065	—
Edinfor, S.A.	36,306	—	—	—
Other	6,487	—	4,822	—

	351,302	—	316,775	—

From January 1, 2005, and after the sale of 60% of the share capital of Edinfor, S.A. to Lógica CMG, this investment is being consolidated by the equity method.

19.	Available for sale investments

This balance is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
CERJ - Companhia Eléctrica do Estado Rio Janeiro	75,513	85,905
Galp Energia, SGPS, S.A.	—	328,171
BCP - Banco Comercial Português, S.A.	196,783	295,939
OPTEP (Optimus, S.A.)	259,500	336,000
Elcogás, S.A.	4,720	4,720
Tagusparque, S.A.	1,097	1,097
Tejo Energia, S.A.	11,445	4,988
ValorSul, S.A.	3,878	3,878
Efacec, S.A.	—	3,566
EDA - Eléctrica dos Açores, S.A.	6,891	6,891
Costa Rica Energética, Lda.	—	2,635
Red Eléctrica de España S.A.	—	66,959
Other	6,619	28,349

	566,446	1,169,098

On December 7, 2005, EDP Participações SGPS (a subsidiary 100% held by EDP SA) signed a Sale and Purchase Agreement to sell its 14.268% investment in the share capital of GALP Energia, SGPS to the Américo Amorim Group, with a selling price of Eur 720.5 million. The payment conditions were 20% with the signature of the agreement and the remaining balance by January 30, 2006. The full payment of the remaining agreed amount was received by EDP on the January 27, 2006. This transaction generated a gain, on a consolidated basis, of Eur 397.5 million. Following the derecognition of this financial asset, the cumulative gains arising from changes in fair value, of Eur 5.6 million, previously recognised in equity under Fair value reserve were recognised in the income statement.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

The main investments available for sale are analyzed as follows:

	Dec 2005
	Balance January 1st Euro’000	Acquisitions Euro’000	Disposals Euro’000	Potencial gain/(loss) Euro’000	Balance December 31 Euro’000
BCP - Banco comercial Português, S.A.	295,939	—	-140,501	41,345	196,783
CERJ - Companhia Eléctrica do Estado Rio Janeiro	85,905	—	—	-10,392	75,513
OPTEP (Optimus)	336,000	—	—	-76,500	259,500
Galp Energia, S.G.P.S., S.A.	328,171	—	-328,171	—	—
Red Eléctrica de España	66,959	—	-66,959	—	—
Tejo Energia, S.A.	4,988	1,367	—	5,090	11,445
Other	51,136	—	-27,931	—	23,205

	1,169,098	1,367	-563,562	-40,457	566,446

In June 2005, the Group transferred approximately 2.01% of BCP ordinary shares to the Pension Fund, with a value of Eur 153 million, generating a gain of approximately Eur 12.7 million, transferred from the Fair value reserve (available for sale investments).

20.	Deferred tax assets and liabilities

The EDP Group records in its accounts the tax effect arising from temporary differences between the assets and liabilities determined on an accounting basis and on a tax basis, which are analyzed as follows:

	Deferred tax assets		Deferred tax liabilities		Net
	Dec 2005 Euro’000	Dec 2004 Euro’000	Dec 2005 Euro’000	Dec 2004 Euro’000	Dec 2005 Euro’000	Dec 2004 Euro’000
Tax losses brought forward	166,026	215,209	—	—	166,026	215,209
Provisions	469,965	414,178	6,860	3,152	463,105	411,026
Intangible assets	227,319	261,263	—	—	227,319	261,263
Goodwill	—	—	105,644	102,726	-105,644	-102,726
Property, plant and equipment	10,054	—	—	—	10,054	—
Available for sale investments	2,734	37,169	9,464	—	-6,730	37,169
Derivative financial instruments	153,273	48,642	91,849	63,845	61,424	-15,203
Bonds issued	7,874	—	—	—	7,874	—
Accounting revaluations	49,324	45,661	310,664	312,356	-261,340	-266,695
Reinvested gains	—	—	11,192	10,338	-11,192	-10,338
Regulatory assets and liabilities	131,330	117,985	60,363	52,542	70,967	65,443
Pension plans	—	12,334	—	—	—	12,334
Exchange differences and other	—	—	98,932	41,710	-98,932	-41,710
Assets/Liabilities compensation for deferred taxes	-325,246	-300,260	-325,246	-300,260	—	—

	892,653	852,181	369,722	286,409	522,931	565,772

The Deferred tax movement, for the Group, in 2005 and 2004, is analyzed as follows:

	Deferred taxes Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Balance at the beginning of the year	565,772	365,167

Charges through the profit and loss account	-41,128	243,289

Charges against reserves:
Changes in fair value of financial instruments	14,748	-6,974
Actuarial gains or losses	7,802	—
Foreign exchange differences, perimeter variations and transfers	-24,263	-35,710

Balance at the end of the year	522,931	565,772

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Taxes recorded against reserves are analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Current tax
Fair value of derivative financial instruments	3,931	—
Gains from the sale of treasury stock	-693	—

	3,238	—

Deferred tax
Fair value of derivative financial instruments	10,519	177
Gains from the sale of assets	4,229	-7,151
Other	7,802	—

	22,550	-6,974

	25,788	-6,974

The breakdown of tax losses and tax credits carried forward is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Expiration date:
2006	70,346	70,346
2007	130,188	130,339
2008	289,551	289,596
2009	76,303	76,848
2010	64,606	64,987
2011	164,656	—
2018	309	309
2019	440	440
2020	10,471	—
Without expiration date but with a limit of 30% of the taxable income of each year	948,089	1,024,191

	1,754,959	1,657,056

21.	Inventories

This balance is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Merchandise	12,235	1,972
Purchases and advances on account of purchases	104	312
Finished and intermediate products	16,719	—
Products and work in progress	224	2,330
Sub-products, waste, residues and scrap	5,049	3,994
Raw and subsidiary materials and consumables:
Coal	52,951	28,567
Fuel	66,664	24,060
Other consumables	65,248	95,571

	219,194	156,806

22.	Trade receivables

The Trade receivables balance, by sector of activity, is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Short term trade receivables - Current:
Resident customers:
State and official entities	23,620	39,891
Local government	23,664	29,260
Corporate sector and individuals	806,337	820,219
Trade accounts - Bills receivable	796	—

	854,417	889,370

Non-resident customers:
Corporate sector and individuals	618,938	272,764

	1,473,355	1,162,134

Doubtful debts	197,488	188,261
Impairment losses on doubtful debts	-207,338	-188,551

	1,463,505	1,161,844

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Medium and long-term trade receivables - Non Current:
Resident customers:
Local government - Debt at December 31, 1988 (i)	164,127	178,127
Corporate sector and individuals	21,595	5,241

	185,722	183,368

Impairment losses on Local government debts	-63,730	-88,228

	121,992	95,140

	1,585,497	1,256,984

(i)	This amount is presented net of debits related to assets to be transferred to the Group and of the rents owed by the Group on that date.

The movements in Impairment losses, for the Group, are analyzed as follows:

	Balance 1 January Euro’000	Perimeter Variations/ Regularizations Euro’000	Impairment Losses Euro’000	Reversal of Impairment Losses Euro’000	Utilizations Euro’000	Transfers Euro’000	Balance 31 December Euro’000
Corporate sector and individuals	188,551	-3,495	24,230	-35,661	1,817	31,896	207,338
Local government - Debt at December 31, 1988 (i)	88,228	—	697	—	—	-25,195	63,730

	276,779	-3,495	24,927	-35,661	1,817	6,701	271,068

23.	Other current assets

The balance Other current assets is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Short term debtors - Current
Other related companies	6,090	15,516
Advances to suppliers	663	2,149
Other debtors:
- Current account with the Pension Fund	1,656	12,120
- Amounts owed by staff	2,263	2,195
- Amounts receivable from Telecommunications business	65,786	90,045
- Amounts receivable from Brazilian tariff expenses	—	2,894
- Amounts receivable from Spanish tariff expenses	74,775	—
- Amounts owed by the State and Concessors	8,020	5,948
- Debtors in respect of other goods and services	63,271	55,326
- Amounts receivable from Piratininga	—	11,547
- Amounts receivable from Retecal sale	—	28,887
- Amounts receivable from Enerpeixe sale	—	11,923
- Amounts receivable from GALP sale	576,400	—
- Amounts receivable from Edinfor 60% sale	6,233	—
- Amounts receivable from EDP Brasil shares sale	16,626	—
- Amounts receivable from Fafen sale	—	19,919
- Derivative financial instruments	226,819	363,709
- Advances to pensioners, on account of the Social Security	5,376	6,242
- Advances to pensioners, on account of the Pension Fund	11,017	9
- Amounts receivable related to power management activity	14,792	84
- Amounts receivable related to insurance and re-insurance activities	14,766	6,771
- Other tax receivable	8,456	7,129
- Expenditure on concessions	8,223	10,653
- Rents	1,540	689
- Insurances	3,961	3,467
- Deferred costs	117,433	28,658
- Financial assets advanced payments	35,796	16,961
- CO2 licences - SENV	98,073	—
- Sundry debtors	148,211	149,000

	1,516,246	851,841

Impairment losses on short-term debtors - Current	-80,461	-12,947

	1,435,785	838,894

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Medium and long-term debtors - Non Current:
Other related companies	38,355	37,446
Loans to associated companies	11,360	30,536
Energy efficiency programme - Escelsa	—	2,372
Other debtors:
- Other tax receivable	3,612	6,866
- Amounts receivable from regulatory entities	9,356	8,200
- Debt from Municipalities (i)	2,894	9,270
- Amounts receivable from CNE	213,000	—
- Guarantees and tied deposits	67,858	60,298
- Sundry debtors	30,716	20,526

	377,151	175,514

Impairment losses on medium/long-term debtors—Non Current	-2,550	-21,821

	374,601	153,693

	1,810,386	992,587

(i)	The balance Debt from Municipalities is related to the compensated fixed assets undergoing integration and corresponds to the net amounts, at the integration date, of the debts of Municipalities at December 31, 1988, compensated by the corresponding assets on undergoing integration (Property, plant and equipment held under the regime of Decree-law 344-B/82). The transfer of these amounts to Property, plant and equipment is dependent on the execution of the concession agreements or debt regularization protocols to be contracted by EDP and the Municipalities.

The balance Sundry debtors includes, as at December 31, 2005, the amount of Eur 576.4 million related to the remaining 80% of the selling price of GALP Energia, S.G.P.S., which was received on the January 27, 2006. See notes 12 and 19.

Medium and long term caption includes an Hidrocantábrico balance, which is a receivable from the Spanish regulatory entities (CNE), in the amount of Eur 213 million, following the issue of the Royal Decree in December 2005.

The balance Impairment losses on short-term debtors - Current, for the Group, is analyzed as follows:

	Balance 1 January Euro’000	Perimeter Variations/ Regularizations Euro’000	Impairment Losses Euro’000	Reversal of Impairment Losses Euro’000	Transfers Euro’000	Charge off Euro’000	Balance 31 December Euro’000
Other debtors	12,947	-158	78,153	-8,040	5,037	-7,478	80,461

	12,947	-158	78,153	-8,040	5,037	-7,478	80,461

The balance Impairment losses on medium and long-term debtors - Non Current, for the Group, is analyzed as follows:

	Balance 1 January Euro’000	Perimeter Variations/ Regularizations Euro’000	Impairment Losses Euro’000	Reversal of Impairment Losses Euro’000	Transfers Euro’000	Charge off for the year Euro’000	Balance 31 December Euro’000
Other debtors	21,821	-14,334	—	—	-4,937	—	2,550

	21,821	-14,334	—	—	-4,937	—	2,550

24.	Income tax receivable

The balance Income tax receivable is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
State and other public entities:
- Income tax	25,139	2,036
- Value added tax	255,810	164,893
- Other taxes	65,226	15,925

	346,175	182,854

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

25.	Financial assets held for trading

The balance financial assets held for trading is analyzed as follows:

	Group
	Dec 2005 Euro‘000	Dec 2004 Euro‘000
Debt securities:
- Listed bonds	10,040	—
- Other debt securities
- Listed	38,864	53,237
- Not listed	14,595	3,012

	63,499	56,249

Equity listed securities:
- Shares	211,698	—
- Other equity securities	421	—

	212,119	—

	275,618	56,249

26.	Cash and cash equivalents

The balance Cash and cash equivalents is analyzed as follows:

	Group
	Dec 2005 Euro‘000	Dec 2004 Euro‘000
Cash:
- Cash in hand	33	57

Bank deposits:
- Current deposits	270,301	183,855
- Term deposits	58,114	8,744
- Other deposits	84	—

	328,499	192,599

Other short term investments:
- Domestic banks	123,500	8,701
- Foreign banks	133,467	29,343

	256,967	38,044

Cash and cash equivalents in the Statement of Cash Flows	585,499	230,700

27.	Share capital and Share premium

EDP, which started-up as a state-owned Company, was successively transformed into a ‘sociedade anónima’ (limited liability company under Portuguese law) wholly owned by the State and other Public Sector Entities and then into a ‘sociedade anónima’ with a majority of its share capital owned by the public sector. Currently the State and other Public Sector Entities have a minority position in the company’s share capital. The privatization process began in 1997, and the second and third stages of the privatization took place in 1998 and the fourth stage in 2000, following which the State now holds about 30% of the share capital, directly and indirectly.

The share capital amounts to Eur 3,656,537,715 represented by 3,656,537,715 ordinary shares each of a par value of 1 euro, and is fully paid-up.

Share capital and Share premium are analyzed as follows:

	Group
	Share Capital Euro‘000	Share Premium Euro‘000
Balance as at December 31, 2003	3,000,000	—
Issue of 656,537,715 shares in December 2004	656,538	551,491
Expenses with Share Capital increase	—	-78,536

Balance as at December 31, 2004	3,656,538	472,955
Reversal of estimated tax expense from share capital increase	—	29,037

Balance as at December 31, 2005	3,656,538	501,992

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

In accordance with the General Meeting of October 7, 2004, the Board of Directors decided to increase the share capital by 656,537,715 euros, through a public offer reserved to EDP shareholders through the exercise of their preference rights. The new 656,537,715 ordinary, registered and nominative shares have a nominal value of 1 euro each. The shares were offered at a subscription price of 1.84 euro per share, the operation being concluded on December 2, 2004.

This increase in share capital took place in order to finance the acquisition of an additional 56.2% stake in Hidrocantábrico Group, increasing the investment to 95.7%. The increase in this shareholding allows EDP to exercise, indirectly, the control over Naturcorp, a gas company operating in the Spanish market.

The breakdown of the earnings per share (EPS) attributable to the equity holders of the parent is as follows:

	Group
	Dec 2005	Dec 2004
Profit attributable to the equity holders of the parent	1,071,102,496	42,815,266

Profit from continuing operations attributable to the equity holders of the parent	1,030,487,000	42,586,000

Weighted average number of ordinary shares outstanding	3,639,274,980	3,040,423,819

Earnings per share attributable to equity holders of the parent	0.29	0.01

Earnings per share from continuing operations (basic and diluted) in euros	0.28	0.01

The EDP Group calculates its basic earnings per share using the weighted average number of ordinary shares outstanding during the year ended December 31, 2005.

The weighted average number of ordinary shares outstanding during the year is analyzed as follows:

	Group
	Dec 2005	Dec 2004
Ordinary shares issued at the beginning of the year	3,656,537,715	3,000,000,000

Issue of new shares for cash	—	54,711,476

Realized shares	3,656,537,715	3,054,711,476

Treasury stock	-17,262,735	-14,287,657

Weighted average number of ordinary shares outstanding during the year	3,639,274,980	3,040,423,819

28.	Treasury stock

This balance is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Book value of EDP, S.A. shares	38,119	31,662

Number of shares	17,262,735	14,287,657

Market value per share of EDP, S.A. shares	2.60 euros	2.23 euros

Market value of EDP, S.A. shares	44,883	31,861

The treasury shares held by EDP, S.A., are within the limits established by the Company’s articles of association and by the ‘Código das Sociedades Comerciais’ (Companies Code). These shares are stated at acquisition cost.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

29.	Reserves

This balance is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Legal reserve	367,454	345,446
Fair value reserve (cash flow hedge)	-16,709	-643
Fair value reserve (available for sale investments)	-49,735	19,515
Currency translation reserve	113,963	936
Other consolidation reserves	-2,203,920	-2,049,266
Other reserves	123,214	71,164

	-1,665,733	-1,612,848

Legal reserve

In accordance with Article 295 of the "Código das Sociedades Comerciais" (Companies Code) and with the EDP articles of association, the Legal reserve must be increased by a minimum of 5% of the annual profits until its value equals 20% of the company’s share capital. This reserve can only be used to cover losses or to increase share capital.

Fair value reserve (cash flow hedge)

The Fair value reserve (cash flow hedge) comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments. Changes in this reserve related to derivative financial instruments classified as hedging instruments in a cash flow hedge model are analyzed in note 38.

Fair value reserve (available for sale investments)

This reserve includes the cumulative net change in the fair value of available for sale investments until the investment is derecognized. The amount of potential gains or losses of available for sale investments, as at December 31, 2005, is recorded under Fair value reserve (available for sale investments). This balance, for the Group, is analyzed as follows:

	Group
	Increases Euro’000	Decreases Euro’000
Balance as at January 1, 2004	47,948	-37,191

Changes in fair value	44,438	-35,680

Balance as at December 31, 2004	92,386	-72,871

Changes in fair value	59,088	-86,893
Transfers to profit or loss	—	-41,445

Balance as at December 31, 2005	151,474	-201,209

Net unrealized gains / (losses) as at December 31, 2005		-49,735

As at December 31, 2005, proposed dividends before the approval of the accounts, which are not yet recorded as a distribution to shareholders, amounted to Eur 365.7 million, corresponding to 0.1 euros per share.

The balance Currency translation reserve reflects the fluctuation in the value of Shareholders’ Equity of foreign Subsidiary and Associated Companies resulting from foreign currency exchange differences arising on the translation of the financial statements of subsidiaries and associates from their functional currency into euros. The exchange rates to the Euro used in the preparation of the Financial Statements are as follows:

		Exchange rates Dec 2005		Exchange rates Dec 2004
Currency		Closing rates	Average exchange-rate	Closing rates	Average exchange-rate
American Dollar	USD	1.180	1.243	1.362	1.241
Brazilian Real	BRL	2.744	3.024	3.615	3.630
Macao Pataca	MOP	9.422	9.960	10.905	9.956

30.	Minority interests

This balance is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Minority interest in income statement	40,859	3,276
Minority interest in reserves	1,246,904	740,661

	1,287,763	743,937

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

The balance Minority interests, by company, is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Edinfor Group	—	6,989
Brazil Group	702,296	200,211
Hidrocantábrico Group	585,137	535,386
Other	330	1,351

	1,287,763	743,937

During 2005, EDP Group results attributable to minority interests amounted to Eur 40,859 thousand (2004: Eur 3,276 thousand) which includes an amount of Eur 98,879 thousand mainly attributable to minority interest in Brazil and Hidrocantábrico Group partially off set by a minority interest benefit resulting from a capital contribution in the amount of Eur 58,020 thousand made by the minority holders of ONI Group, to fund a loss which had previously been assumed by the majority interest.

During 2005, increase in the minority interest in EDP Brazil is mainly due to the following:

•	Eur 275.5 million due to the reorganization of the Group structure, through the roll-up of the Bandeirante’s, Escelsa’s and Enersul’s minority interest into EDP Energias do Brasil and a capital increase, mainly subscribed by minority interest. After the capital increase EDP holds a stake of EDP Energias do Brazil, of 62.37%;

•	Capital increase of EDP Lajeado, in the amount of BRL 295.1 million, (Eur 97.6 million) fully subscribed by minority interest (Electrobrás) through the delivery of Investco PN-R shares;

•	Exchange differences in the amount of Eur 72 million;

•	Results attributable to minority interest in the amount of Eur 61.3 million;

•	Decrease from actuarial losses and Fair value reserve of available for sale investments in total amount of Eur 5.5 million.

The increase in the minority interest of Hidrocantábrico Group includes the amount of Eur 36.8 million of results attributable to minority interest.

31.	Hydrological correction account

The movements in this balance are analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Balance at the beginning of the year	364,197	387,506
Payments of the year	-200,219	-32,617
Financial charges	5,989	9,308

Balance at the end of the year	169,967	364,197

During 2004, Decree Law no. 240/2004 was issued, with the purpose of regulating the early termination of the PPAs, a step towards the liberalization of the energy market within the Iberian Peninsula. This Decree Law states that with the introduction of the free trading market, the government will be required to introduce a new regulation regarding the purpose and scope of the hydrological correction account as well as the mechanisms to compensate producers for their increased risks resulting from the early termination of PPAs. As a result of the introduction of this regulation mandated by the above mentioned Decree-Law, and in the light of the above mentioned government announcement, EDP’s board of directors and management consider that it is probable that the hydrological correction mechanism will be terminated. At such date, the liability recorded for the hydrological correction account, including the balance relating to pre-1994 activity, will be payable to a third party to be nominated by the regulator.

The Portuguese Government approves the amount of the accumulated balance and the movements during the year on an annual basis. REN is engaged to calculate the amounts to be received or paid by EDP in relation to the hydrological correction account cash payments or receipts made to REN are booked against the hydrological correction account.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

32.	Debt and borrowings

This balance is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Short term debt and borrowings - Current

Overdrafts:
- ONI Group	315,712	533,720
- Other	2,429	8

	318,141	533,728

Bank loans:
- EDP, S.A.	141,098	336,628
- ONI Group	—	88,818
- EDP Produção Group	4,718	—
- Brazil Group	332,736	211,624
- Hidrocantábrico Group	111,646	54,574
- Other	10,754	26,555

	600,952	718,199

Bonds loans - Non convertible:
- EDP, S.A.	106,542	9,951
- EDP Finance B.V.	27,882	—
- Brazil Group	3,332	2,738

	137,756	12,689

Commercial paper:
- EDP, S.A.	636,000	470,000
- Hidrocantábrico Group	123,030	105,460

	759,030	575,460

Other short term debt and borrowings:
- Other	3,173	3,486

	3,173	3,486

Interest payable	164,527	117,218

	1,983,579	1,960,780

Medium/Long term debt and borrowings - Non Current

Bank loans:
- EDP, S.A.	530,338	571,436
- EDP Produção Group	23,588	—
- Brazil Group	580,882	419,196
- Hidrocantábrico Group	482,982	1,487,195
- EDP Finance B.V.	2,605,000	635,000
- Other	57,439	2,559

	4,280,229	3,115,386

Bonds loans - Non convertible:
- EDP, S.A.	2,107,003	2,466,299
- EDP Finance B.V.	1,590,836	963,694
- Brazil Group	87,751	75,435

	3,785,590	3,505,428

Commercial paper:
- EDP, S.A.	100,000	100,000

	100,000	100,000

Other medium/long term debt and borrowings:
- Investco preference shares	—	22,439
- Other	25,930	15,295

	25,930	37,734

	8,191,749	6,758,548

Other liabilities:
- Recognition of liabilities on the sale of OPTEP (Optimus) in 2002	315,000	315,000
- Fair value related with the risk being hedged	93,972	107,557

	408,972	422,557

	8,600,721	7,181,105

	10,584,300	9,141,885

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

As referred in note 16 (Concession rights in Brazil), and following the acquisition of Investco’s PN-R shares (27.65%) by EDP Lajeado Energia from Electrobrás at the end of December 2005, they have became intra-group assets/liabilities in 2005, so they were eliminated on consolidation.

The balance Other liabilities includes, for the Group and for the Company, the amount of Eur 315 million resulting from the sale of 100% of OPTEP/Optimus in 2002, since there is a "selling price adjustment mechanism of OPTEP/Optimus", which, in accordance with the rules in force, does not allow this operation to be considered as an effective sale and consequently the derecognition of the asset. On this basis, the investment sold in 2002 is registered under assets and the respective liability under liabilities, the price fluctuations being recognized against reserves as an available for sale investment for as long as the referred clause remains in force.

At the EDP, S.A. level, the Group has short-term credit facilities of Eur 197 million, indexed to the Euribor rate for the agreed period of use, with margin conditions agreed in advance, of which Eur 177 million have a firm underwriting commitment. There is also a Eur 350 million commercial paper programme with guaranteed placement. As far as medium-term credit facilities are concerned, Eur 1,300 million is available to EDP, SA, with a firm underwriting commitment, also indexed to Euribor under previously agreed conditions. As at December 31, 2005, these credit facilities have not been used.

In Brazil, in line with local market practice, some of the Group’s subsidiaries debt agreements contain financial covenants. At December 31, 2005 the outstanding balance of debt owed to third parties that included debt covenants amounted to Eur 428.8 million. This amount includes a loan to Bandeirante from the IDB (Inter-American Development Bank) amounting to Eur 117.3 million maturing in 2012, under which Bandeirante is required to maintain: (1) a liquidity coverage ratio of no less than 1, as from May 2006; (2) a total debt to EBITDA ratio of less than 3.5 to 1 at the end of each quarter; and (3) a ratio of total debt to total debt plus net equity of less than 0.6 to 1 at the end of each quarter prior to 2007 and less than 0.55 to 1 thereafter; and a loan to Enerpeixe from BNDES (Banco Nacional de Desenvolvimento Económico e Social) in the amount of Eur 255.4 million maturing in 2017, under which Enerpeixe is required to maintain a debt service coverage ratio of at least 1.3 to 1. As of December 31, 2005, the Group subsidiaries were in compliance with the aforementioned covenants.

Bank loans in euros are associated with floating-rate interest indexed to the three or six month Euribor rates. The bank loans in Brazil involve floating-rate interest on the BRL, mostly indexed to the CDI rate.

The breakdown of Bond loans issues as at December 31, 2005 is analyzed as follows:

Issuer		Issue date	Interest rate	Hedge Accounting	Repayment conditions	Group Euro’000
Issued by EDP, S.A.
EDP, S.A.	22nd Issue	30/May/1996	Euribor 6 months - 0.10%		(i)	6,582
EDP, S.A.	23rd Issue	20/Dec/1996	Euribor 6 months - 0.125%		(ii)	10,332
EDP, S.A.	25th Issue	23/Nov/1998	Euribor 6 months + 0.225%		(iii)	299,279
EDP, S.A.	26th Issue	26/Mar/2003	Euribor 6 months + 0.5%		26/Mar/2013	150,000

						466,193

Issued by EDP under “Euro Medium Term Notes” Programme
EDP, S.A.	1st Issue	29/Oct/1999	Fixed rate EUR 6.40%	Fair Value	29/Oct/2009	1,000,000
EDP, S.A.	2nd Issue	28/Mar/2001	Fixed rate EUR 5.875%	Fair Value	28/Mar/2011	747,352
EDP Finance B.V.	4th Issue	26/Nov/2001	Zero Coupon		27/Nov/2009	22,455
EDP Finance B.V.	5th Issue (*)	28/Nov/2001	Fixed rate JPY 0.70%	Fair Value	28/Nov/2006	27,882
EDP Finance B.V.	6th Issue (*)	09/Aug/2002	Fixed rate GBP 6.625%	Fair Value	09/Aug/2017	320,000
EDP Finance B.V.	7th Issue	16/Dec/2002	Fixed rate EUR 5.00%		20/Mar/2008	355,024
EDP Finance B.V.	8th Issue	23/Dec/2002	Fixed rate EUR 2.661%		23/Dec/2022	93,357
EDP Finance B.V.	9th Issue	22/Jun/2005	Fixed rate EUR 3.75%		22/Jun/2015	500,000
EDP Finance B.V.	10th Issue	29/Jun/2005	Fixed rate EUR 4.125%		29/Jun/2020	300,000

						3,366,070

Issued by Escelsa (Brazil) in the International Market
Escelsa USD 133 Millions (**)		28/Jul/1997	Fixed rate USD 10.0%	Fair Value	15/Jul/2007	45,826
EDP Energias do Brasil		07/Jul/2005	Fixed rate USD 10.0%	Fair Value	15/Jul/2007	16,550

Issued by Investco (Brazil) in the Domestic Market
Investco	1st Issue	01/Nov/2001	IGPM + 12.80%		01/Nov/2011	19,616
Investco	(FINAM)	14/Nov/2003	TJLP + 4%		14/Nov/2011	9,091

						3,923,346

(i)	4 annual payments beginning on June 2, 2003. It may be repaid early at the request of bondholders.
(ii)	4 annual payments beginning on December 20, 2008. As from December 20, 2006 it may be repaid in part or in full at the request of EDP to all the bondholders.
(iii)	6 semi-annual payments beginning on May 23, 2006.
(*)	These issues by EDP Finance BV have associated floating-interest-rate euro currency swaps.
(**)	The EDP Group holds 52.52% of the value of this issue in an intra-group portfolio, as a result of the international takeover bid launched in 2002.

In compliance with the debt portfolio management policies of the Group, EDP has swapped bonds issued by EDP—Energias de Portugal, S.A. with maturity in 2011 (2nd International Issue) and by EDP Finance BV with maturity in 2008 (8th International Issue) in the amounts of Eur 252.6 and Eur 145 million, respectively. According to this swap, EDP Finance BV has issued new bonds in the amount of Eur 500 million (9th International Issue) with maturity in 2015, corresponding to an increase of Eur 102.4 million in consolidated net debt.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

The breakdown of Loans, by maturity, is as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Bank loans and overdrafts:
Up to 1 year	1,086,793	1,272,631
1 to 5 years	3,857,469	3,122,157
Over 5 years	857,662	553,520

	5,801,924	4,948,308

Bond loans:
Up to 1 year	137,756	12,689
1 to 5 years	1,668,800	1,916,851
Over 5 years	2,116,790	1,588,577

	3,923,346	3,518,117

Commercial paper:
Up to 1 year	759,030	575,460
1 to 5 years	100,000	100,000
	859,030	675,460

	10,584,300	9,141,885

The fair value of EDP Group’s debt, corresponding to the market value of the debt, is analyzed as follows:

	Dec 2005		Dec 2004
	Carrying Value Euro’000	Market Value Euro’000	Carrying Value Euro’000	Market Value Euro’000
Short term debt and borrowings - Current	1,983,579	1,983,579	1,960,780	1,960,780
Medium/Long term debt and borrowings - Non current	8,600,721	8,935,348	7,181,105	7,492,570

	10,584,300	10,918,927	9,141,885	9,453,350

According to the accounting policy described in note 2 e), the financial liabilities hedged by financial instruments, are stated at the fair value of the risk being hedged in accordance with the requirements of IAS 39 concerning the adoption of hedge accounting. However, the remaining financial liabilities are stated at their amortized cost or historical cost.

The market value of the medium/long-term loans is calculated based on the discounted cash flows at the rates ruling at the balance sheet date. The book value of the current short-term debt is considered to be the market value.

As at December 31, 2005, the scheduled repayments of Group’s debt are as follows:

	Total Euro’000	2006 Euro’000	2007 Euro’000	2008 Euro’000	2009 Euro’000	2010 Euro’000	Following Years Euro’000
Medium/long term debt and borrowings	8,600,721	—	2,979,825	986,402	1,230,493	558,433	2,845,568
Short term debt and borrowings	1,983,579	1,983,579	—	—	—	—	—

Total	10,584,300	1,983,579	2,979,825	986,402	1,230,493	558,433	2,845,568

The analysis of guarantees is included in note 39.

33.	Employee benefits

As at December 31, 2005 and 2004, the number of employees covered by the pension plan is as follows:

	Portugal
	2005	2004
Number of participants
Retired employees and pensioners	18,185	18,283
Employees	8,118	8,373

	26,303	26,656

SEDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

The Employee benefits balance is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Provisions for pensions liabilities and benefits:	—	—
- Defined benefit plan	1,024,477	1,194,325
- Other benefits plan	75,127	65,330

	1,099,604	1,259,655
Provisions for healthcare liabilities	743,642	725,575

	1,843,246	1,985,230

As at December 31, 2005 and 2004, the balance of the Provision for pensions liabilities and benefits includes the amount of Eur 50.8 million (2004: Eur 50.8 million) and Eur 24.3 million (2004: Eur 14.5 million), resulting from pension benefits of Hidrocantábrico Group employees reflecting the increase in their salaries and estimated costs with external Human resources services resulting from the Rationalization program, respectively.

The movement in Provisions for pension liabilities and benefits is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Balance at the beginning of the year	1,259,655	660,789
Changes in the consolidation perimeter	—	50,842
Charge for the year	68,618	24,553
Pre-retirement	34,855	286,396
Actuarial losses	58,224	390,115
Provision charge-off	-327,049	-152,989
Transfers	5,301	-51

Balance at the end of the year	1,099,604	1,259,655

Actuarial losses, in the amount of Eur 58 million (2004: Eur 390 million), were charged against reserves, according to the accounting policy presented in note 2 n).

The movement in Provisions for healthcare benefits is analysed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Balance at the beginning of the year	725,575	680,520
Changes in the consolidation perimeter	—	-2,789
Charge for the year	45,350	42,990
Actuarial (Gains) / Losses	-23,184	19,274
Provision charge-off	-22,349	-14,168
Transfers	18,250	-252

Balance at the end of the year	743,642	725,575

Actuarial (gains) / losses, include a gain of Eur 23 million (2004: a loss of Eur 19 million), which were charged against reserves, according to the accounting policy presented in note 2 n).

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

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

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

As at December 31, 2005 and 2004, the Group liabilities for past services associated to these pension plans, are as follows:

	Dec 2005			Dec 2004
	Portugal Euro’000	Brazil Euro’000	Group Euro’000	Portugal Euro’000	Brazil Euro’000	Group Euro’000
Evolution of Liabilities
Liabilities at the beginning of the year	2,015,930	107,403	2,123,333	1,412,541	64,750	1,477,291
Current services cost	12,828	380	13,208	8,869	899	9,768
Interest cost	96,455	13,621	110,076	69,553	9,789	79,342
Benefits paid	-145,859	-6,544	-152,403	-142,207	-4,914	-147,121
Curtailments/Settlements	34,855	—	34,855	271,908	—	271,908
Actuarial losses and gains	39,101	27,450	66,551	395,266	5,773	401,039
Currency fluctuation	—	34,841	34,841	—	906	906
Other fluctuations	—	1,137	1,137	—	30,200	30,200

Liabilities at the end of the year	2,053,310	178,288	2,231,598	2,015,930	107,403	2,123,333

As at December 31, 2004, the balance Other fluctuations includes the 2004 initial balance of the actuarial liabilities recognized in 2004 on the Defined-Benefit Plan of Escelsa and Enersul, of Eur 16.8 and Eur 13.4 million, respectively.

In calculating the liabilities inherent in these pension plans within the EDP Group the following financial and actuarial assumptions were used:

	Dec 2005
	Portugal	Brazil
		Bandeirante	Escelsa	Enersul
Assumptions
Expected return of plan assets	6.40%	12.20%	12.45%	12.00%
Discount rate	4.60%	10.75%	10.75%	10.75%
Salaries increase rate	3.50%	7.12%	5.55%	5.55%
Pension increase rate	3.00%	4.50%	4.50%	4.50%
Social Security salaries appreciation rate	2.20%	4.50%	4.50%	4.50%
Inflation rate	2.40%	4.50%	4.50%	4.50%
Mortality table	TV 88/90	GAM-83	GAM-83	GAM-83
Disability table	50% EKV 80	TASA 27	TASA 27	TASA 27
Expected % of subscription by employees eligible for early retirement	(a)	not applicable	not applicable	not applicable

(a)	40% of the eligible population (employees entitled to early retirement in accordance with the Collective Bargaining Agreement: 36 years of service with at least 60 years of age, or 40 years of service and any age).

	Dec 2004
	Portugal	Brazil
		Bandeirante	Escelsa	Enersul
Assumptions
Expected return of plan assets	6.40%	10.76%	12.98%	12.98%
Discount rate	5.00%	10.76%	10.76%	10.76%
Salaries increase rate	3.50%	7.12%	6.08%	6.08%
Pension increase rate	3.00%	4.00%	4.00%	4.00%
Social Security salaries appreciation rate	2.20%	4.00%	4.00%	4.00%
Inflation rate	2.40%	4.00%	4.00%	4.00%
Mortality table	TV 88/90	GAM-83	GAM-83	AT-2000
Disability table	50% EKV 80	Light-Average	Light-Average	Light-Average
Expected % of subscription by employees eligible for early retirement	(a)	not applicable	not applicable	not applicable

(a)	40% of the eligible population (employees entitled to early retirement in accordance with the Collective Bargaining Agreement: 36 years of service with at least 60 years of age, or 40 years of service and any age).

The change in 2005, in the discount rate used to calculate the actuarial present value of the pensions defined benefits in Portugal, led to an increase of pension liabilities for the Group, of Eur 80 million.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Net actuarial losses in 2005, for the pension plan in Portugal, of Eur 13 million, result from the difference between the actuarial assumptions used to calculate liabilities and the amounts verified and include the following effects:

i)	actuarial losses of Eur 39 million, for the pension plan in Portugal, resulting from changes in the discount rate referred to above, softened by the positive difference between the effective salaries and pensions increase rates and the previous actuarial assumptions;

ii)	actuarial gains of Eur 26 million, resulting from the difference between the expected return on plan assets and the rate of return actually obtained.

As at December 31, 2005 and 2004, according to the accounting policy described in note 2 n), the amounts recognized in the balance sheet are analyzed as follows:

	Dec 2005			Dec 2004
	Portugal Euro’000	Brazil Euro’000	Group Euro’000	Portugal Euro’000	Brazil Euro’000	Group Euro’000
Provision for Pension Plans
Liabilities at the end of the year	2,053,310	178,288	2,231,598	2,015,930	107,403	2,123,333
Fair value of plan assets at the end of the year	-1,070,656	-136,465	-1,207,121	-839,669	-89,339	-929,008
Unfunded liabilities	982,654	41,823	1,024,477	1,176,261	18,064	1,194,325

Value of the provision at the end of the year	982,654	41,823	1,024,477	1,176,261	18,064	1,194,325

The components of consolidated net cost recognized in 2005 and 2004 with these plans are as follows:

	Dec 2005			Dec 2004
	Portugal Euro’000	Brazil Euro’000	Group Euro’000	Portugal Euro’000	Brazil Euro’000	Group Euro’000
Cost for the year
Service cost	12,828	380	13,208	8,869	899	9,768
Interest cost	96,455	13,621	110,076	69,553	9,789	79,342
Expected return on plan assets	-51,980	-12,477	-64,457	-42,877	-8,171	-51,048
Plan participants contribution	—	-1,031	-1,031	—	-473	-473

Net cost for the year	57,303	494	57,797	35,545	2,044	37,589

The change in the fair value of the plan assets in 2005 and 2004 is analyzed as follows:

	Dec 2005			Dec 2004
	Portugal Euro’000	Brazil Euro’000	Group Euro’000	Portugal Euro’000	Brazil Euro’000	Group Euro’000
Pension Funds
Fair value of plan assets at the beginning of the year	839,669	89,339	929,008	785,147	31,355	816,502
Group contribution	196,135	5,752	201,887	57,930	4,082	62,012
Plan participants contribution	—	1,031	1,031	—	462	462
Benefits paid by the Fund during the year	-42,981	-6,544	-49,525	-51,230	-4,914	-56,144
Actual return on plan assets	51,980	12,477	64,457	42,877	8,171	51,048
Actuarial losses and gains	25,853	4,764	30,617	4,945	19,488	24,433
Currency fluctuation	—	29,646	29,646	—	495	495
Other	—	—	—	—	30,200	30,200

Fair value of plan assets at the end of the year	1,070,656	136,465	1,207,121	839,669	89,339	929,008

In 2004, Other fluctuations, in Brazil, includes the initial balance of 2004 from the pension funds.

The assets of the pension fund in Portugal are managed by three independent pension fund management companies. As at December 31, 2005 and 2004 the composition and returns of the fund portfolio are as follows:

	Asset allocation by nature
	Cash Euro’000	Bonds Euro’000	Shares Euro’000	Properties Euro’000	Other Euro’000	Total Euro’000
December 31, 2005	24,142	591,489	350,065	229,353	12,072	1,207,121
December 31, 2004	41,805	431,989	236,897	218,317	—	929,008

	Asset allocation by nature
	Cash %	Bonds %	Shares %	Properties %	Other %	Total %
December 31, 2005	2.00%	49.00%	29.00%	19.00%	1.00%	100.00%
December 31, 2004	4.50%	46.50%	25.50%	23.50%	0%	100.00%

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

As at December 31, 2005, the amount of expected future benefits to be paid is analyzed as follows:

	Expected future benefits to be paid
	Pensions Euro’000	Medical Plan Euro’000	Other Euro’000	Total Euro’000
2006	167,824	22,361	5,162	195,347
2007	164,184	23,045	5,348	192,577
2008	159,617	23,748	5,716	189,081
2009	155,615	24,355	5,950	185,920
2010	152,259	24,958	6,149	183,366
2011	147,638	25,577	6,462	179,677
2012	143,600	26,220	7,115	176,935
2013	139,081	26,997	7,705	173,783
2014	135,575	27,764	8,390	171,729
2015	131,032	28,669	9,319	169,020
2016	126,724	29,605	9,866	166,195

Contributions to the Pension Fund made by the Group companies are analyzed as follows:

	Dec 2005 Euro’000	Dec 2004 Euro’000
Shares	153,154	—
Cash	48,733	62,012

	201,887	62,012

In 2005, the balance Shares includes the BCP shares representing 2.01% of BCP share capital that were transferred from EDP to the Pension Fund.

As at 31 December 2005, the amount of pensions paid by the Fund amounted to approximately Eur 50 million (2004: Eur 56 million). In 2006, the Group estimates contributions to be paid to the pension Fund of Eur 72 million.

II. Pension Plans - Defined Contribution Type

Hidrocantábrico in Spain and Bandeirante, Escelsa and Enersul in Brazil, have social benefit plans of defined contribution that complement those granted by the Social Welfare System to the companies’ employees, under which they pay a contribution to these plans each year, calculated in accordance with the rules established in each case.

III. Liability for Medical Care Plans - Defined Benefit Type

In Portugal, Group companies resulting from the split of EDP in 1994 have a Medical Care Plan of the defined-benefit type, supported through a provision that covers the whole of these liabilities.

In Brazil, Escelsa also has a Medical Care Plan for retired employees, supported through a provision that covers the whole of these liabilities.

The evolution of consolidated liabilities for past services related to medical care plans is analyzed as follows:

	Dec 2005			Dec 2004
	Portugal Euro’000	Brazil Euro’000	Group Euro’000	Portugal Euro’000	Brazil Euro’000	Group Euro’000
Evolution of Liabilities
Liabilities at the beginning of the year	721,765	3,810	725,575	660,255	—	660,255
Current service cost	7,961	182	8,143	7,904	140	8,044
Interest cost	35,375	1,832	37,207	33,646	1,300	34,946
Benefits paid	-22,324	-25	-22,349	-23,397	-724	-24,121
Curtailments/Settlements	1,999	—	1,999	15,793	—	15,793
Actuarial losses and accruals	-17,671	-5,513	-23,184	27,564	1,392	28,956
Currency fluctuation	—	6,742	6,742	—	3	3
Other	—	9,510	9,510	—	1,699	1,699

Liabilities at the end of the year	727,105	16,537	743,642	721,765	3,810	725,575

Actuarial gains / (losses) include a gain of Eur 23 million (2004: Eur 29 million), which was charged against reserves, according to the accounting policy presented in note 2 n).

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

	Dec 2005			Dec 2004
	Portugal		Brazil	Portugal		Brazil
Assumptions
Discount rate	4.60%		10.75%	5.00%		10.76%
Annual increase rate of medical services costs	4.5	%(a)	8.16%	4.5	%(a)	8.16%
Mortality table	TV 88/90		GAM-83	TV 88/90		GAM-83
Disability table	50% EKV 80		Light-Average	50% EKV 80		Light-Average
Expected % of adherence by employees eligible for early retirement		b)	not applicable		b)	not applicable

(a)	4.5% during the next 10 years and 4.0% during the remaining years
(b)	40% of the eligible population (employees entitled to early retirement in accordance with the Collective Bargaining Agreement: 36 years of service with at least 60 years of age, or 40 years of service and any age).

As mentioned above, the Medical Care Plan liabilities are recognized in the Group’s accounts through a provision, which is presented as follows:

	Dec 2005			Dec 2004
	Portugal Euro’000	Brazil Euro’000	Group Euro’000	Portugal Euro’000	Brazil Euro’000	Group Euro’000
Provision for Medical Care Plans
Liabilities at the end of the year	727,105	16,537	743,642	721,765	3,810	725,575

Value of the provision at the end of the year	727,105	16,537	743,642	721,765	3,810	725,575

The components of net consolidated cost recognized during the year with this plan are as follows:

	Dec 2005			Dec 2004
	Portugal Euro’000	Brasil Euro’000	Group Euro’000	Portugal Euro’000	Brasil Euro’000	Group Euro’000
Cost for the year
Current service cost	7,961	182	8,143	7,904	140	8,044
Interest cost	35,375	1,832	37,207	33,646	1,300	34,946

Net cost for the year	43,336	2,014	45,350	41,550	1,440	42,990

In 2005, EDP Group decided to change the discount rate used to calculate the actuarial present value of the Medical Care defined benefits, leading to an increase in Medical Care liabilities of Eur 43 million.

34.	Provisions for liabilities and charges

This balance is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Provision for legal, labour and other contingencies	88,004	132,020
Provision for customers guarantees	26,821	35,059
Provision for other liabilities and charges	154,424	126,153

	269,249	293,232

The movement in Provision for legal, labour and other contingencies is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Balance at the beginning of the year	132,020	36,805
Changes in the consolidation perimeter	-32,447	—
Charge for the year	3,214	2,440
Write-back for the year	-788	-222
Charge-off for the year	-15,565	220
Transfers and exchange differences	1,570	92,777

Balance at the end of the year	88,004	132,020

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

The movement in Provision for customers guarantees is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Balance at the beginning of the year	35,059	34,233
Changes in the consolidation perimeter	-13,246	—
Charge for the year	95,638	8,053
Charge-off for the year	-74,402	-8,924
Transfers and exchange differences	-16,228	1,697

Balance at the end of the year	26,821	35,059

The movement in Provision for other liabilities and charges is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Balance at the beginning of the year	126,153	163,982
Changes in the consolidation perimeter	41,621	21,312
Charge for the year	225,639	83,479
Write-back for the year	-135,608	-7,762
Charge-off for the year	-168,494	-70,459
Transfers and exchange differences	65,113	-64,399

Balance at the end of the year	154,424	126,153

35.	Trade and other payables

This balance is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Short term trade payables - Current
Suppliers	951,464	819,081
Property and equipment suppliers	306,302	217,617
Other shareholders of Group companies	20,757	33,767
Advances from customers	11,851	5,908
Trade payables - subsidiary companies	—	—
Other trade payables:
- Employees	12,976	12,575
- Supply of other goods and services	2,489	1,912
- Concession rents	6,108	2,200
- Creditors for collections	21,362	16,721
- Credits related to OMEL	73,466	6,893
- Amounts receivable related to tariffs (Bandeirante)	—	5,915
- Advance related to share capital increase (Enerpeixe)	—	8,299
- Amount due regarding Portgás acquisition	—	84,997
Credits to related companies	33,974	—
Energetic efficiency program	15,464	—
Holiday pay, bonus and other charges	86,222	87,706
Derivative financial instruments	221,926	262,993
Subsidies for investment in fixed assets	1,760,513	1,587,908
Accrued costs related to trading activity	51,117	16,357
Accrued costs related to energy purchases (PRE)	32,325	22,335
Deferred income EDP Distribuição	177,530	149,681
Other deferred income	274,054	122,276
Other creditors and sundry operations	311,943	105,007

	4,371,843	3,570,148

Medium/long-term trade payables - Non current:
Regularization account - (Reg. DL 344-B/82)	3,589	6,475
Deposits received from customers and other debtors	43,929	47,284
Credits to related companies	31,913	7,880
Property and equipment suppliers	44,270	50,764
Credits for financial transactions (Bandeirante)	—	12,409
Refund of Investco preference shares	—	28,632
Credits for retirement benefits (Escelsa)	—	9,357
Other credits - associated companies	—	10,946
Other creditors and sundry operations	14,044	25,227

	137,745	198,974

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

36.	Income tax payable

This balance is analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
State and other public entities:
- Income tax	25,608	84,830
- Withholding tax	7,476	8,052
- Social security contributions	8,421	11,620
- Value added tax	10,744	13,272
- Other taxes	123,491	92,605

	175,740	210,379

The balance Other taxes, for the Group, as at December 31, 2005, includes foreign taxes, namely from Brazil - EDP Brasil Group: Eur 93,701 thousand (2004: Eur 43,487 thousand) and Spain - Hidrocantábrico Group: Eur 26,098 thousand.

37.	Assets and liabilities classified as held for sale and discontinued operations

The accounting policy related to assets and liabilities classified as held for sale and discontinued operations is described in note 2 u).

Discontinued operations - Edinfor and Comunitel

Edinfor

In April 2005, EDP Group sold a 60% stake in Edinfor – Sistemas Informáticos, S.A. (Edinfor), a company operating in the information technologies sector. According to the early adoption of IFRS 5, with reference to January 1, 2004, the assets and liabilities of Edinfor, recognized using full consolidated method in the previous GAAP until December 31, 2004, are stated in specific captions of assets and liabilities in the consolidated balance sheet.

The transaction value of Eur 81 million was based on the enterprise value of Eur 135 million, including the shares and the loans amounts due to shareholders. This transaction generated a gain, on a consolidated basis, of approximately Eur 15 million.

As at December 31, 2004, Edinfor assets and liabilities included in the EDP Group consolidated financial statements, amounted to Eur 165 million and Eur 69 million, respectively.

Dec 2004 Euro’000
Edinfor
Assets classified as held for sale

Property, plant and equipment	68,663
Intangible assets	23,207
Investments in associates	565
Other investments	72
Deferred tax assets	15,177
Trade receivables	—
Other assets	388

Total Non-Current Assets	108,072

Inventories	11,761
Trade receivables	23,086
Other current assets	15,831
Income tax receivable	3,158
Financial assets held for trading	2
Cash and cash equivalents	3,427

Total Current Assets	57,265

165,337

Liabilities classified as held for sale

Medium/Long term debt and borrowings	4,905
Employee benefits	10,202
Provisions for liabilities and charges	1,617
Deferred tax liabilities	-40
Trade and other payables	9,365

Total Non-Current Liabilities	26,049

Short term debt and borrowings	14,324
Trade and other payables	18,327
Income tax payable	10,027

Total Current Liabilities	42,678

68,727

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Comunitel

In July 2005, EDP Group signed a Sale and Purchase Agreement for the sale of its 99.93% shareholding in Comunitel, held by Oni Group. Comunitel is a subsidiary of Oni Group operating a fixed line business in Spain, specialized in providing voice and data communication services to small and medium size corporate clients.

This transaction is based on an enterprise value of Eur 257 million and a net financial debt of Eur 42 million. The receivable amount of Eur 215 million includes shareholders’ loans of Eur 100 million. This transaction generated a gain, on a consolidated basis, of Eur 31 million.

38.	Derivative financial instruments

In accordance with IAS 39, the Group classifies the derivatives as fair value hedge of an asset or liability recognized and as cash flow hedge of recorded liabilities and forecast transactions considered highly probable.

The changes in fair value of hedging instruments and risks being hedged are analyzed as follows:

			Dec 2005		Dec 2004
			Fair Value Changes		Fair Value Changes
Hedge Type	Hedging Instrument	Hedging Risk	Instruments Euro’000	Risk Euro’000	Instruments Euro’000	Risk Euro’000
- Fair value	Interest rate swap	Interest rate	-53,634	53,634	53,884	-53,884
- Fair value	Currency interest rate swap	Interest and exchange rate	22,731	-22,731	4,677	-4,677
- Cash flow hedge	Interest rate swap	Interest rate	-317	—	-643	—

			-31,220	30,903	57,918	-58,561

During 2005 and 2004, the movements in the balance Fair value reserve related with cash flow hedges, were as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Balance at the beginning of the year	-643	—
Fair value changes	-16,932	1,431
Transfers to results	866	-2,074

Balance at the end of the year	-16,709	-643

The balance Fair value reserve (cash flow hedge) includes, in fair value changes, an amount of Eur 16,615 thousand related to the hedges of forecasted transactions. This amount is amortized over the same period during which the referred cash flows will affect the income statement.

The valuation of derivatives is recorded in the balance Other current assets or in Trade and other payables in accordance with its nature.

The gains and losses on the derivatives portfolio recorded in the income statement of 2005 and 2004, are analyzed as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Derivatives held for trading	-153,493	-42,788
Fair value hedge
- Derivatives	-30,903	58,561
- Hedged liabilities	30,903	-58,561
Cash flow hedge
- Derivatives	-866	2,074

	-154,359	-40,714

The maturity of derivatives associated to financing operations is analyzed as follows:

	Group Dec 2005
	Up to 3 months Euro’000	3 months to 1 year Euro’000	1 year to 5 years Euro’000	More than 5 years Euro’000	Total Euro’000
Interest rate contracts:
Interest rate swaps	—	400,000	1,859,344	807,640	3,066,984
Options purchased and sold	—	235,000	1,007,832	37,194	1,280,026

	—	635,000	2,867,176	844,834	4,347,010

Interest rate and exchange rate contracts:
CIRS (currency interest rate swaps)	—	35,410	60,634	336,922	432,966

	—	670,410	2,927,810	1,181,756	4,779,976

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

The effective interest rates on the derivatives portfolio associated to financing operations are analyzed as follows:

	Group Dec 2005
	Currency	EDP Pays	EDP Receives
Interest rate contracts:
Interest rate swaps	EUR	[5.15% - 2.26%]	[6.40% 2.10%]

Interest rate and exchange rate contracts:
CIRS (currency interest rate swaps)	EUR / JPY	2.72%	0.70%
CIRS (currency interest rate swaps)	EUR / GBP	3.54%	6.63%
CIRS (currency interest rate swaps)	USD/BRL	[21.96% - 20.49%]	[8.90% - 3.80%]

	Nominal value Euro’000	Group Dec 2005
Interest rate contracts:
Options purchased on interest rates (CAP purchases)	1,280,026	[5.25% - 3.50%]
Options sold on interest rates (CAP sale)	750,000	[5.30% - 4.75%]
Options sold on interest rates (Floor sale)	1,280,026	[3.60% - 1.99%]

39.	Commitments

As at December 31, 2005, the financial commitments in respect of guarantees provided are analyzed as follows:

	Group
Commitments	Dec 2005 Euro’000	Dec 2004 Euro’000
Guarantees of a financial nature
Guarantees provided by Group entities - Portugal
To domestic banks	61,782	67,527
To foreign banks	194,146	187,664
To other foreign entities	70,945	71,823
Guarantees provided by Group entities - Spain
To other foreign entities	—	79,255
Guarantees provided by Group entities - Brazil
To foreign banks	46,383	30,238
To other foreign entities	30,603	22,685

	403,859	459,192

Guarantees of an operational nature
Guarantees provided by Group entities - Portugal
To other domestic entities	68,467	57,568
To foreign banks	20,044	15,216
To other foreign entities	73,247	43,000
Guarantees provided by Group entities - Spain
To other domestic entities	4,500	—
To other foreign entities	317,736	—
Guarantees provided by Group entities - Brazil
To other foreign entities	41,511	—

	525,505	115,784

	929,364	574,976

Real guarantees
Mortgages	74,293	—

The part of guarantees with an operational nature presented by financial institutions, are as follows:

	Group
	Dec 2005 Euro’000	Dec 2004 Euro’000
Domestic banks	59,839	12,827
Foreign banks	381,584	35,000

	441,423	47,827

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

At the end of 2005 EDP reported financial commitments not shown in the balance sheet amounting to Eur 929.4 million, of this Eur 403.9 million are guarantees related to financial debt whilst the remainder relate to guarantees of an operational nature. Guarantees for financial debt consist of first demand guarantees, mainly parent guarantees to third parties related to group subsidiaries.

The total amount of guarantees of a financial nature issued by EDP S.A. stood at Eur 326.9 million. We have issued first demand guarantees in respect of the financing required to build the hydropower plant projects of Lajeado in the amount of Eur 129.8 million maturing in 2012 and of Enerpeixe in the amount of Eur 104.9 million maturing in 2014. EDP has also issued guarantees in favour of commercial banks in respect of debt raised by other subsidiaries in the amount of Eur 48 million and debt raised by an associate company in the amount of Eur 44 million maturing between 2006 and 2009.

EDP and its subsidiaries in Portugal and Spain are also required to provide bank guarantees or corporate guarantees of an operational nature in the normal course of Group’s electricity generation and distribution businesses in order to comply with legal and regulatory requirements of the markets in which the Group operates. The principal type of guarantees corresponds to guarantees in favour of OMEL (the Spanish market operator) to enable EDP and its Group subsidiaries to trade in the Spanish Pool, and at the end of 2005 totaled Eur 156 million, and is annually renewable.

In Brazil, the Group subsidiaries had outstanding guarantees of Eur 118.5 million, of which Eur 77 million are of a financial nature, maturing between 2006 and 2024, and Eur 41.5 million are of an operational nature. Guarantees of an operational nature are issued by subsidiaries in the context of their activities of distribution of electricity. Guarantees of a financial nature consist mainly of the assignment of revenues as collateral in financial debt contracts with various financial institutions.

40.	Employee Stock Option

EDP Group began a stock option programme under the terms approved by the General Meeting, applicable to senior management and directors, in order to stimulate value creation.

EDP Group has two stock option plans. Under the 1999 option plan for Members of the Board of Directors, the company may grant options for up to 2,450,000 shares of common stock. Under the option plan for the Members of the Boards of Directors of the Group’s subsidiaries and Management, the company may grant options up to 16,250,000 shares of common stock.

Under both plans, the exercise price of each option equals the market price of the company’s stock at the date of grant. Options maximum term is five years.

Options are granted to the Board of Directors of EDP Group and vested over a two year service period.

Changes in the stock options plans are analyzed as follows:

	Option activity	Weighted average exercise price
Balance as at December 31, 2004	612,725	2.44
Options forfeited	-262,391
Options granted	1,692,810
Balance as at December 31, 2005	2,043,144	2.27

The stock options information related to 2005, is analyzed as follows:

Options outstanding	Weighted average exercise price	Weighted average remaining contractual life	Options exercisable	Options fair value Eur’000
2,043,144	2.27	6.52	603,830	956

41.	Fair values of financial assets and liabilities

	2005			2004
	Carrying amount	Fair value	Difference	Carrying amount	Fair value	Difference
Financial assets
Available for sale investments	566,446	566,446	—	1,169,098	1,169,098	—
Trade receivables	1,585,497	1,585,497	—	1,256,984	1,256,984	—
Derivative financial instruments	226,819	226,819	—	363,709	363,709	—
Financial assets held for trading	275,618	275,618	—	56,249	56,249	—
Cash and cash equivalents	585,499	585,499	—	230,700	230,700	—

	3,239,879	3,239,879	—	3,076,740	3,076,740	—

Financial liabilities
Debt	10,584,300	10,918,927	334,627	9,141,885	9,453,350	311,465
Suppliers	1,257,766	1,257,766	—	1,036,698	1,036,698	—
Derivative financial instruments	221,926	221,926	—	262,993	262,993	—

	12,063,992	12,398,619	334,627	10,441,576	10,753,041	311,465

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

42.	Gains or losses on the sale of discontinued operations

In accordance with IFRS 5, at the transition date January 1, 2004, the assets and liabilities of Edinfor, recognized using the full consolidated method in the previous GAAP until December 31, 2004, are stated in specific captions of assets and liabilities in the consolidated balance sheet.

In April 2005, EDP Group sold a 60% stake in Edinfor – Sistemas Informáticos, S.A. (Edinfor), a company operating in the information technologies sector. The above mentioned transaction in the amount of Eur 81 million was based on the enterprise value in the amount of Eur 135 million, including the shares and the loans amounts due to shareholders. This transaction generated a gain, on a consolidated basis, of approximately Eur 15 millions.

In September, 2005, EDP Group sold Comunitel, as well as its subsidiaries (Germinus XXI, Intercom e Ola Internet). These subsidiaries operate in the telecommunication sector in Spain. The sale of 99,93% of Comunitel was based on an enterprise value of Eur 257 million and a net financial debt of Eur 42 million. The receivable amount of Eur 215 million includes shareholders’ loans of Eur 100 million. This transaction generated a gain, on a consolidated basis, of Eur 31 millions.

The breakdown of these operations is detailed in note 37 - Assets and liabilities classified as held for sale and discontinued operations.

43.	Transition and implementation of International Financial Reporting Standards

In accordance with Regulation (EC) no. 1606/2002 of July 19, 2002 from the European Council and Parliament, and its adoption into Portuguese Law through Decree-Law no. 35/2005, of February 17, EDP Group (‘the Group’) is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (‘IFRS’) from 2005. Therefore, from January 1, 2005 the consolidated financial statements of EDP Group are prepared in accordance with IFRS as adopted for use in the EU.

IFRS comprise accounting standards issued by the International Accounting Standards Board (‘IASB’) and its predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) and its predecessor body.

The accounting policies described in note 2 were used in the preparation of the financial statements as at and for the year ended December 31, 2005, the financial information for the year ended December 31, 2004, as well as the preparation of the opening consolidated balance sheet in accordance with IFRS as at January 1, 2004 (the transition date).

In the preparation of the opening consolidated balance sheet in accordance with IFRS and for the comparative financial information for the year ended December 31, 2004, the Group has restated amounts previously reported in accordance with generally accepted accounting principles in Portugal.

An explanation of how the transition to IFRS affected the Group’s reported financial position as at January 1, and December 31, 2004, the reconciliation of the equity and the effect on the profit for the year ended December 31, 2004, is presented below:

			December 31, 2004		January 1, 2004
			Equity	Net profit	Equity
In accordance with Portuguese GAAP

Equity			6,401,714	440,152	5,298,007

Transition adjustments

Property, plant, equipment and Intangible assets	(a	)	-1,021,905	53,963	-1,075,940
Pensions and other retirement benefits	(b	)	-1,177,702	33,970	-793,469
Bonus to employees	(c	)	-24,626	-24,626	-20,722
Goodwill amortization	(d	)	51,567	51,567	—
Hedge accounting	(e	)	-107,944	13,632	-121,576
Adjustments related with the regulated activity	(f	)	-563,519	-262,057	-299,304
Equity investment in REN	(g	)	-114,074	-37,243	-76,831
Minority interests	(h	)	58,831	-48,493	-86,201
Concession subsidies	(i	)	30,222	3,330	26,899
Deferred taxes	(j	)	514,063	139,275	371,885
Hydrological correction account	(k	)	—	-315,590	315,590
Other			-8,769	-5,065	3,658

IFRS Adjustments			-2,363,856	-397,337	-1,756,011

In accordance with IFRS			4,037,858	42,815	3,541,996

a)	Property, plant, equipment and Intangible assets

Under IFRS 1, the Group has decided to use as the deemed cost, at the date of transition (January 1, 2004), the previous GAAP carrying amount, including the revalued amount of Property, plant and equipment as determined in accordance with the Group’s previous accounting policies, which were broadly similar to depreciated cost measured under IFRS adjusted to reflect changes in a specific price index.

However, the Group considered that overheads and exchange differences capitalized under Property, plant and equipment and Intangible assets do not meet the recognition criteria under IFRS and therefore such assets are adjusted against equity, at the transition date.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Under Portuguese GAAP, general and administrative overhead costs associated with assets under construction are capitalized and amortized on a straight line basis over the useful life of the assets. Under IFRS, these overheads are expensed in the period in which they are incurred.

Under Portuguese GAAP, prior to 1995, the Group capitalized gains and losses related to net foreign exchange differences resulting from loans contracted to fund capital expenditures, denominated in foreign currencies. Under IFRS, foreign exchange differences are considered as expenses in the period they are incurred.

Under Portuguese GAAP, set-up costs, research and development expenses and other deferred costs are capitalized and amortized over their useful life. Under IFRS, such costs are expenses in the period they are incurred, except if it is probable that the expected future economic benefits will flow to the entity and if those benefits can be reliably measured. Additionally, subsidies received with respect to research and development costs, which were deferred under Portuguese GAAP, are recognized as income under IFRS, as the related research and development costs are expensed.

As at January 1, and December 31, 2004 the impact under equity of the IFRS adjustments to Property, plant, equipment and intangible assets caption is analyzed as follows:

	December 31, 2004	January 1, 2004
	Shareholders’ equity	Shareholders’ equity

Capitalized overhead costs	-693,969	-702,033
Foreign exchange differences	-249,411	-272,289
Intangible assets and other deferred costs	-78,525	-101,618

	-1,021,905	-1,075,940

b)	Pensions and other retirement benefits

Some EDP Group companies attribute post-retirement plans to their employees under defined benefit plans and defined contribution plans, namely, pension plans that pay complementary old-age, disability and surviving-relative pension complements, and also early retirement pensions. In some cases EDP companies also provide medical care during the period of retirement and of early retirement, through complementary benefits to those provided by the Social Welfare System. Measurement and recognition of the liability with healthcare benefits is similar to the measurement and recognition of the pension liability for the defined benefit plans.

Under Portuguese GAAP, unrecognized actuarial gains and losses were amortized under the corridor method. The corridor method determines that the net cumulative actuarial gains and losses at the end of the previous reporting period which amount to up to 10 percent of the greater of the projected benefit obligation and the value of plan assets are not recognized or amortized as part of the net pension cost for the year. The amount of the unrecognized actuarial net gains or losses that exceeds the referred 10 percent shall be amortized over the average remaining service period of the employees.

In accordance with IFRS 1, the Group decided to recognise at the date of transition, January 1, 2004, the unrecognized value of the actuarial losses against reserves.

c)	Bonus to employees

In accordance with the by-laws of certain subsidiaries, shareholders are required to approve at the annual general meetings a percentage of profits to be paid to management and employees. These amounts payable to the managers and employees are considered to be a distribution of profits on the same basis as dividends payable to the shareholders because they are considered as a reallocation of entitlements from shareholders to managers and employees.

Under Portuguese GAAP, this attribution of bonus is charged to retained earnings in the year that it is paid and is deductible for tax purposes from the profits of the year to which it relates. Under IFRS, bonuses distributed as a result of rendered services are recognized as an expense in the period to which they relate. Consequently under IFRS at the transition date, the 2003 Bonus to employees was recognized against reserves. From January 1, 2004, bonus to employees is accrued as an expense in the base to which it relates.

d)	Goodwill amortization

Under Portuguese GAAP, goodwill arising from the acquisition of shareholdings in subsidiaries and associates, resulting from the difference between the cost of acquisition and the proportional fair value of net assets acquired, is amortized over the estimated useful life not exceeding 20 years.

IFRS requires that goodwill, including previously existing goodwill, is not amortized but is tested for impairment annually. Therefore, goodwill amortizations recorded during 2004 under Portuguese GAAP were reversed under IFRS. The Group reviews the recoverable amount of the goodwill recognized as an asset. During 2004 impairment losses related to the information and technology business were identified and recognized in the income statement.

e)	Hedge accounting

As at January 1, 2003, the EDP Board of Directors decided an earlier adoption of IAS 39, supplementarily to the Portuguese Plan of Accounts. At that date, the requirements of IAS 39, regarding the interest rate risk and the exchange rate risk hedging, were not fully complied with. Therefore and even considering that, in terms of risk management the operations were contracted for hedge purposes, the hedge accounting criteria was not applied.

Considering that EDP Group qualifies as a first time adopter under IFRS 1 on the basis that the Group is presenting a full set of consolidated financial statements according to IFRS beginning January 1, 2005 for the first time, the IFRS 1 transition rules related to IAS 39 are applicable to the Group.

Considering the documentation prepared to demonstrate the hedging purposes of the transactions and that the operations were contracted by the management to hedge the interest rate and exchange rate risks, under the transition rules defined by IFRS 1, the referred operations were considered as hedging at the transition date.

The EDP Group has adopted, in accordance with IAS 39, the fair value hedge and cash flow hedge models. Therefore, the changes in fair value of the liabilities hedged, under the cash flow hedge model, were recognized against reserves as a transition adjustment, in accordance with IFRS 1.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

f)	Adjustments related with the regulated activity

Tariff adjustments and regulatory assets and liabilities

In activities subject to regulation, the recognition of profits and losses to accounting periods may differ from non-regulated activities. For accounting purposes, when the regulator establishes a criteria of allocating income or expense to future years, a regulatory asset or liability is booked in the financial statements, which otherwise would be recognized as profit or loss of the year.

In accordance with the IFRS conceptual framework, regulatory assets and liabilities are not recognized and on that basis, at the transition date, these assets and liabilities were reversed against reserves.

Other regulatory assets related to deferred costs, defined and regulated by the Regulator, being recoverable through tariff adjustments charged to customers in future years, have been also charged against reserves under IFRS at transition. Future tariff adjustments will be recorded as income in the year in which they are charged to customers.

Regulatory assets on restructuring costs - PAR

During 2003 and 2004, the Group set up a restructuring plan that consisted of a reduction of employees, most of them through early retirements or indemnities schemes. These costs were accepted by the Regulator (ERSE) as a deferred cost (regulatory asset) amortisable over a period of 20 years, beginning in 2005.

For IFRS purposes, the regulatory assets on restructuring costs are not recognized, therefore, the restructuring costs were charged to income in the year in which the restructuring took place.

g)	Equity investment in REN

The equity investment in REN is affected by certain accounting differences between IFRS and Portuguese GAAP. The main differences are related with overheads capitalized, deferred costs, distribution to management and employees, tariff adjustments and deferred income taxes.

h)	Minority interest

Under Portuguese GAAP, in prior years, the accumulated losses attributable to minority interest that exceeded the equity capital attributable to minority interest in the subsidiaries were recorded in the balance sheet as negative minority interest. In the income statement, the losses attributable to minority interest were charged to the minority interest in the proportion of their shareholding.

Beginning on January 1, 2004, under Portuguese GAAP, the EDP Group adopted a new accounting policy by which the accumulated losses attributable to minority interest which exceed the equity capital attributable to minority interest in subsidiaries resulting in negative minority interest are debited against equity of the EDP Group. In the income statement, losses continued to be attributed to minority interest in the proportion of their shareholding.

Under IFRS, accumulated losses of a subsidiary attributable to minority interest, which exceed the equity of the subsidiary attributable to the minority interest, are attributed to the Group and taken to the income statement when incurred, as there is no binding obligation of minority interest to cover such losses. If the subsidiary subsequently reports profits, such profits are recognized by the Group until the losses attributable to the minority interest previously recognized have been recovered.

i)	Concession subsidies

The amount classified as deferred income related to subsidies on assets under concession in Brazil was not amortized. Under IFRS, considering that the assets under concession are amortized on a straight-line basis over the concession period, the amortization of the deferred income was recorded using the same period as the assets amortization.

j)	Deferred taxes

In accordance with the accounting policy of EDP Group, the income tax charge is determined considering the taxable income in accordance with the applicable legal framework and the tax rate approved or substantially approved in each jurisdiction. Deferred taxes are determined according to the liability method based on the balance sheet, considering temporary differences between the accounting and fiscal amounts of assets and liabilities, by the use of the tax rate approved or substantially approved as at the balance sheet date in each jurisdiction, and that are expected to be applicable when the above mentioned differences are reversed.

Therefore, the deferred tax adjustments performed under IFRS are related to the impact of the adjustments mentioned above, whenever in accordance with IAS 12, there are temporary differences between accounting principles and tax regulations that result in deferred taxes asset or liability.

k)	Hydrological correction account

The hydrological correction account was established by Decree law no. 338/91 and constitutes a legally mandated mechanism for compensating the variable costs of electricity generation. This accrual was set up mainly in 1994 through a charge against income during the period that EDP was owned by the Portuguese state. Despite the separation of REN from EDP in 2000, further regulation (through Decree law no. 98/2000) maintained the requirement to keep this account in the balance sheet of EDP.

The main objective of the hydrological correction account is to avoid imbalances in the electricity sector due to changes in variable costs incurred as a result of hydrological conditions. Accordingly, since the tariffs cannot be modified immediately to reflect the changes in variable costs incurred as a result of hydrological conditions, this account is used to compensate the volatility in variable operating costs of power generators in the SEP for unfavourable hydrological conditions, such as when thermal generation increases and, consequently, expenditures on fuel and electricity imports increase substantially. In years with abundant rainfall, the opposite occurs. In this context, and with a view to avoiding major distortions in operating results due to favourable or unfavourable hydrological conditions, the hydrological correction account is adjusted upwards or downwards based upon average hydrological conditions.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

As mentioned above until 2000 REN was part of the EDP Group and therefore the movements of the hydrological correction account were within the EDP Group. Since the separation of REN in June 2000, EDP (at the holding company level) pays or receives cash from REN, which is booked against the hydrological correction account. REN uses the amount received or paid to compensate the operators in the SEP (a significant majority of which are EDP subsidiaries) in accordance with the objectives of the hydrological correction account as described above. As such, REN is effectively a flow-through entity for purposes of the hydrological correction account.

Cash payments or receipts made to REN are booked against the hydrological correction account, which is recorded as a liability in the EDP Group financial statements.

Under IFRS, at the transition date, January 1, 2004, and considering that the liability should be associated with an asset at the consolidation level, a value for accrued income was set up as an asset with an increase in shareholders’ equity due to the existence of future economic benefits.

During 2004, Decree Law no. 240/2004 was issued, with the purpose of regulating the early termination of the PPAs, a step towards the liberalization of the energy market within the Iberian Peninsula (MIBEL). This Decree Law states that with the introduction of the free trading market, which is currently expected to occur within the next twelve months, the Government will be required to introduce a new regulation regarding the purpose and scope of the hydrological correction account as well as the mechanisms to compensate producers for their increased risks resulting from the early termination of PPAs.

As a result of the introduction of this regulation mandated by the above-mentioned Decree Law, and in light of the above-mentioned government announcement, EDP’s Board of Directors considers that it is probable that the hydrological correction mechanism will be terminated. At such date the liability recorded for the hydrological correction account, including the balance relating to pre-1994 activity, will be payable to a third party to be nominated by the Regulator. Moreover, since this regulation can only be introduced simultaneously with the effective liberalization of the energy market in the Iberian Peninsula, the Board of Directors considers that the accrued income accounted as an asset will cease to have any future economic benefits. Therefore, at the end of 2004, the Group recorded an impairment loss against the asset recorded in its IFRS accounts at the transition date in the amount of Eur 315 million. Payments to the third party to be nominated by the Regulator will be recorded against the liability actually booked in the Group financial statements.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

44.	Reconciliation of Balance Sheet and Profit and Loss Account according to Portuguese GAAP and to IFRS as at December 31, 2004

Balance sheet

	Group Dec 2004
	PT GAAP	Transition Adjustments	IFRS
	(Thousands of Euros)
Assets
Property, plant and equipment	13,559,325	-1,002,224	12,557,101
Intangible assets and Goodwill	2,958,487	5,817	2,964,304
Investments in associates	431,415	-114,640	316,775
Available for sale investments	1,183,878	-14,780	1,169,098
Deferred tax assets	589,094	263,087	852,181
Trade receivables	95,140	—	95,140
Other assets	850,283	-696,590	153,693

Total Non-Current Assets	19,667,622	-1,559,330	18,108,292

Inventories	168,567	-11,761	156,806
Trade receivables	1,202,250	-40,406	1,161,844
Other current assets	460,411	378,483	838,894
Income tax receivable	171,428	11,426	182,854
Accrued income and deferred costs	641,038	-641,038	—
Financial assets held for trading	81,922	-25,673	56,249
Cash and cash equivalents	196,083	34,617	230,700
Assets classified as held for sale	—	165,337	165,337

Total Current Assets	2,921,699	-129,015	2,792,684

	22,589,321	-1,688,345	20,900,976

Equity
Share capital	3,656,538	—	3,656,538
Treasury stock	-31,662	—	-31,662
Share premium	472,955	—	472,955
Reserves and retained earnings	2,303,883	-2,363,856	-59,973
Minority interests	801,018	-57,081	743,937

Total Equity	7,202,732	-2,420,937	4,781,795

Liabilities
Medium / Long term debt and borrowings	6,741,014	440,091	7,181,105
Employee benefits	959,907	1,025,323	1,985,230
Provisions for liabilities and charges	297,790	-4,558	293,232
Hydrological correction account	364,197	—	364,197
Deferred tax liabilities	545,901	-259,492	286,409
Trade and other payables	588,130	-389,156	198,974

Total Non-Current Liabilities	9,496,939	812,208	10,309,147

Short term debt and borrowings	1,857,830	102,950	1,960,780
Trade and other payables	1,379,048	2,191,100	3,570,148
Income tax payable	220,406	-10,027	210,379
Accrued costs and deferred income	2,432,366	-2,432,366	—
Liabilities classified as held for sale	—	68,727	68,727

Total Current Liabilities	5,889,650	-79,616	5,810,034

Total Liabilities	15,386,589	732,592	16,119,181

	22,589,321	-1,688,345	20,900,976

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Income Statement

	Group Dec 2004
	PT GAAP	Transition Adjustments	IFRS
	(Thousands of Euros)
Revenue	6,699,294	89,109	6,788,403
Cost of consumed electricity and of raw material and consumables used	-4,017,270	73,764	-3,943,506

Gross profit	2,682,024	162,873	2,844,897

Other income
Services rendered	522,396	-111	522,285
Own work capitalized	258,774	-258,774	—
Other income	17,731	58,990	76,721

	798,901	-199,895	599,006

	3,480,925	-37,022	3,443,903

Other expenses
Supplies and services	-649,504	-11,390	-660,894
Personnel costs	-496,492	-31,203	-527,695
Employee benefits expense	-146,127	-293,956	-440,083
Other expenses	-220,761	-463,601	-684,362

	-1,512,884	-800,150	-2,313,034

	1,968,041	-837,172	1,130,869
Provisions	-114,078	49,789	-64,289
Net depreciation and amortization expense	-795,517	46,177	-749,340

	1,058,446	-741,206	317,240

Financial income / (expenses)	-239,727	-15,051	-254,778
Amortization of goodwill and concession rights	-95,525	95,525	—

Current profit	723,194	-660,732	62,462

Extraordinary gains / (losses)	-164,732	164,732	—

Profit before tax	558,462	-496,000	62,462
Income tax expense	-159,617	143,246	-16,371

Profit after tax but before gain on discontinued operation	398,845	-352,754	46,091

Profit for the year	398,845	-352,754	46,091

Attributable to:
Equity holders of EDP	440,152	-397,337	42,815
Minority interests	-41,307	44,583	3,276

Profit for the year	398,845	-352,754	46,091

45.	Relevant and subsequent events

Banco Espírito Santo Ownership in EDP’s Share Capital

On the January 5, 2006, Banco Espírito Santo (BES) acquired, on the Euronext Lisbon, 67,204,883 ordinary shares of EDP or 1.84% of the company’s share capital.

Following this transaction, BES now holds, direct and indirectly, 79,524,691 EDP shares, which represents 2.17% of the company’s share capital. Taking into account that EDP currently holds 14,265,089 own shares, the BES holding represents 2.18% of the total voting rights.

In accordance with article 20 of the Portuguese Securities Code, BES’s voting rights are attributable as follows:

Shareholder	Shares Owned	Voting Rights
BES, S.A.	76,426,469	2.10%
ESAF – E.S. FIM	1,790,770	0.05%
ESAF – E.S.G	301,945	0.01%
ESAF – E.S.	1,005,507	0.03%

Total	79,524,691	2.18%

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

BRISA sold Its 2.0020% Ownership in EDP’s Share Capital

On February 2, 2006, Brisa sold to BALTIC – SGPS, S.A., a company 100% indirectly held by José de Mello – SGPS, S.A., 73,202,802 EDP shares, which represents 2.0020% of EDP’s share capital.

After this transaction, BRISA no longer holds any participation in EDP’s share capital.

EDP Lajeado reaches an agreement with Eletrobrás regarding the redeemable preferred shares issued by Investco

INVESTCO, S.A. (“Investco”) – the company that holds the concession for the hydro power plant Luiz Eduardo Magalhães (“Lajeado power plant”) with an installed capacity of 902.5 MW located in the Brazilian state of Tocantins – and its shareholders EDP Lajeado Energia, S.A. (“EDP Lajeado”), Rede Lajeado Energia, S.A., CEB Lajeado, S.A. and Paulista Lajeado, S.A., reached an agreement with Centrais Eléctricas Brasileiras, S.A. – Eletrobrás (“Eletrobrás”), for the acquisition of Investco’s redeemable shares (“PN-R Shares”) currently held by Eletrobrás.

The above-mentioned PN-R Shares, which represented 37.52% of Investco’s total capital, were redeemable in five annual installments, the last one maturing on December 31, 2007. The value of these shares was annually adjusted by IGP-M (inflation) plus a 12% spread. As of November 30, 2005, the value of these shares totaled R$1,067.3 million.

EDP Lajeado, in which Energias do Brasil holds a 99.99% stake, is responsible for 27.65% of the total PN-R Shares redeemable by Eletrobrás, which value amounted to R$295.1 million as of November 30, 2005.

With the conclusion of the present agreement, EDP Lajeado acquired from Electrobrás 27.65% of the PN-R Shares in the following conditions:

i) credits attributed to Eletrobrás of R$110.5 million to be used in the subscription of 83,234,057 new preferred shares without voting or redemption rights, corresponding to 40.07% of EDP Lajeado total capital, and;

ii) credits attributed to Eletrobrás of R$184.6 million to be used in the acquisition of securities representative of “Partes Beneficiárias” (1) of EDP Lajeado. These securities give the right to receive a dividend equal to 10% of net income and are convertible into preferred shares, with no voting right, at the end of the concession of Lajeado power plant (2032). The conversion of the “Partes Beneficiárias” into preferred shares will correspond, by the time of the conversion, to 5.084% of total EDP Lajeado’s outstanding shares.

46.	Recently issued pronouncements

The new standards and interpretations that have been issued, but that are not yet effective and that the Group has not yet applied, can be analyzed below.

The Group is evaluating the impact of adopting these recently issued pronouncements and has not yet completed the analysis.

IFRIC 5 - Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

The International Financial Reporting Interpretations Committee (IFRIC) has issued on December 16, 2004 an Interpretation—IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds, which is effective for annual periods beginning on or after January 1, 2006.

IFRIC 5 applies to accounting in the financial statements of a contributor for interests arising from decommissioning funds, in particularly costs of decommissioning plant (such as nuclear plant) or equipment (such as cars) or in undertaking environmental restoration or rehabilitation (such as rectifying pollution of water or restoring mined land).

IFRIC 8 – Scope of IFRS 2

The International Financial Reporting Interpretations Committee (IFRIC) has issued on January 12, 2006 an Interpretation — IFRIC 8 Scope of IFRS 2, which is effective for annual periods beginning on or after May 1, 2006.

The Interpretation clarifies that the accounting standard IFRS 2 Share based Payment applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration.

IFRIC 8 explains that, if the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies.

The Amendment has not yet been endorsed by the European Commission (EC).

IFRIC 4 - Determining whether an Arrangement contains a Lease

The International Financial Reporting Interpretations Committee (IFRIC) has released on December 2, 2004 an Interpretation— IFRIC 4 Determining whether an Arrangement contains a Lease, which is effective for annual periods beginning on or after January 1, 2006.

IFRIC 4 establishes criteria to determine whether an arrangement is, or contains, a lease (eg some take-or-pay contracts). IFRIC 4 gives guidance for determining whether arrangements that do not take the legal form of a lease should, nonetheless, be accounted for in accordance with IAS 17 Leases the company is in the process of evaluating the impact of this pronouncements, however it is expected that application of this interpretation is likely to have a significant impact on the consolidated financial position of the Group.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Amendment to the hedge accounting provisions of IAS 39 Financial Instruments: Recognition and Measurement

The International Accounting Standards Board (IASB) issued on April 14, 2005 an amendment to the hedge accounting provisions of IAS 39 Financial Instruments: Recognition and Measurement.

The IASB developed this amendment after constituents raised concerns that it was common risk management practice for entities to designate the foreign currency risk of a forecast intragroup transaction as the hedged item and that IAS 39 (as revised in 2003) did not permit hedge accounting for this. Furthermore, IAS 39 (as revised in 2003) created a difference from US accounting requirements on this point.

Following publication of an Exposure Draft and extensive consultation with constituents, the IASB has decided to allow the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in consolidated financial statements. This is consistent with the provisions of the international accounting standard on foreign currency, IAS 21 The Effects of Changes in Foreign Exchange Rates.

Amendment to the fair value option in IAS 39 Financial Instruments: Recognition and Measurement

The International Accounting Standards Board (IASB) issued on June 16, 2005 an amendment to IAS 39 Financial Instruments: Recognition and Measurement. The fair value option amendment is effective for annual periods beginning on or after January 1, 2006, with earlier application encouraged.

The IASB developed this amendment after commentators, particularly supervisors of banks, securities companies and insurers, raised concerns that the fair value option contained in the 2003 revisions of IAS 39 (as revised in 2003) might be used inappropriately. The option allowed entities to designate irrevocably on initial recognition any financial instruments as ones to be measured at fair value with gains and losses recognised in profit or loss. The purpose of the option was to simplify the application of the standard.

Following publication of an exposure draft on the April 21, 2004 and extensive consultation with interested parties, the IASB has decided to revise the fair value option by limiting its use to those financial instruments that meet certain conditions.

IFRS 7 - Financial Instruments: Disclosures and a complementary Amendment to IAS 1 Presentation of Financial Statements

The International Accounting Standards Board (IASB) issued on August 18, 2005 International Financial Reporting Standard (IFRS) 7 Financial Instruments: Disclosures and a complementary Amendment to IAS 1 Presentation of Financial Statements.

IFRS 7 introduces new requirements to improve the information on financial instruments that is given in entities’ financial statements. It replaces IAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions and some of the requirements in IAS 32 Financial Instruments: Disclosure and Presentation. The Amendment to IAS 1 introduces requirements for disclosures about an entity’s capital.

Amendment to International Accounting Standard (IAS) 21 - The Effects of Changes in Foreign Exchange Rates

The International Accounting Standards Board (IASB) issued on December 15, 2005 a limited amendment to International Accounting Standard (IAS) 21 The Effects of Changes in Foreign Exchange Rates. The amendment clarifies the requirements of IAS 21 regarding an entity’s investment in foreign operations and will therefore help the financial reporting of entities that invest in businesses operating in a currency different from that used by the entity.

The Amendment has not yet been endorsed by the European Commission (EC).

47.	Segmental reporting

A business segment is a distinguishable component of the Group, that is engaged in providing products or services or a group of related products or services that is subject to risks and returns that are different from those of other business segments.

A geographical segment is a distinguishable component of the Group, that is engaged in providing products or services or a group of related products or services within a particular economic environment which is subject to risks and returns that are different from those of components operating in other economic environments.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes of the Financial Statements

December 31, 2005 and 2004

(Thousands of Euros)

	Electricity
	Iberia Generation			Iberia Distribution			Iberia Supply			Brazil
	Portugal	Spain	Total	Portugal	Spain	Total	Portugal	Spain	Total	Generation	Distribution	Supply	Total
Turnover
Sales of electricity	1,965,286	1,069,031	3,034,317	3,737,599	118,259	3,855,859	524,868	343,392	868,259	47,193	1,383,276	141,867	1,572,336
Other sales	24,113	116,593	140,706	3,176	37	3,213	—	3,206	3,206	—	—	—	—
Services rendered	19,281	3,517	22,798	26,821	34,636	61,456	155	7,924	8,079	12,356	21,407	506	34,269

	2,008,680	1,189,141	3,197,820	3,767,596	152,933	3,920,528	525,023	354,521	879,544	59,549	1,404,683	142,373	1,606,605

Raw materials and consumables used
Cost of consumed electricity	-188,505	-49,399	-237,904	-2,580,184	-33,595	-2,613,779	-581,023	-502,897	-1,083,920	-5,275	-846,229	-120,390	-971,894
Fuel costs	-710,570	-377,952	-1,088,522	—	—	—	—	—	—	—	—	—	—
Other materials and other	-65,048	-118,515	-183,562	-14,018	3,400	-10,618	—	-5,554	-5,554	-304	-12,825	—	-13,129

	-964,123	-545,865	-1,509,989	-2,594,202	-30,195	-2,624,397	-581,023	-508,451	-1,089,475	-5,579	-859,054	-120,390	-985,022

Gross margin	1,044,556	643,275	1,687,832	1,173,393	122,738	1,296,131	-56,001	-153,930	-209,931	53,970	545,630	21,983	621,583

Operating expenses
Supplies and services	-103,051	-58,220	-161,271	-256,704	-49,002	-305,706	-12,423	-23,836	-36,259	-19,187	-86,682	-3,105	-108,974
Personnel costs	-118,042	-42,323	-160,365	-311,706	-35,139	-346,845	-4,390	-5,864	-10,254	-1,084	-81,339	-934	-83,357

	-221,093	-100,544	-321,637	-568,410	-84,141	-652,551	-16,813	-29,700	-46,513	-20,270	-168,021	-4,040	-192,331

Other income / (other expenses)
Concession rights	-4,496	—	-4,496	-201,439	—	-201,439	-23	—	-23	-1,601	-662	—	-2,262
Other income / (other expenses)	5,828	28,913	34,740	25,857	-7,432	18,424	1,371	19,788	21,159	29,148	-38,535	-163	-9,550

	1,332	28,913	30,245	-175,582	-7,432	-183,014	1,348	19,788	21,136	27,547	-39,197	-163	-11,812

Gross operating results	824,795	571,645	1,396,440	429,402	31,165	460,567	-71,466	-163,842	-235,308	61,247	338,411	17,781	417,439

Provisions	1,779	-541	1,238	-5,438	—	-5,438	-6,403	-433	-6,836	10	757	—	767
Depreciation and amortization expense	-213,456	-121,165	-334,620	-332,706	-32,129	-364,835	-4,418	-4,233	-8,652	-4,709	-69,397	-105	-74,211
Compensation of amortization	4,907	362	5,269	80,005	2,014	82,019	—	—	—	—	6,784	—	6,784

Operating results	618,026	450,301	1,068,327	171,263	1,049	172,312	-82,287	-168,508	-250,795	56,549	276,555	17,675	350,778
Gains / losses from the sale of financial assets	—	—	—	—	—	—	—	—	—	—	—	—	—
Financial income / (expenses)	-42,892	-26,774	-69,666	-26,063	-10,241	-36,304	-7,810	-421	-8,231	-6,886	-81,672	5,599	-82,958

Profit before tax	575,134	423,526	998,660	145,200	-9,192	136,008	-90,097	-168,929	-259,026	49,663	194,883	23,274	267,820

Income tax expense	-159,137	-150,700	-309,837	-16,515	3,150	-13,365	20,973	59,161	80,134	-4,131	-46,796	-7,343	-58,270
Gain on sale of discontinued operation	—	—	—	—	—	—	—	—	—	—	—	—	—

Profit for the year	415,996	272,826	688,823	128,686	-6,042	122,644	-69,123	-109,768	-178,892	45,532	148,087	15,931	209,551

Attributable to:
Equity holders of EDP	415,996	272,826	688,823	128,686	-6,042	122,644	-69,123	-109,768	-178,892	45,532	148,087	15,931	209,551
Minority interests	—	—	—	—	—	—	—	—	—	—	—	—	—

Profit for the year	415,996	272,826	688,823	128,686	-6,042	122,644	-69,123	-109,768	-178,892	45,532	148,087	15,931	209,551

Other information:

Property, plant and equipment	3,888,125	2,191,034	6,079,159	4,213,882	546,015	4,759,897	89,046	759	89,805	795,302	957,090	223	1,752,615
Intangible assets	22,078	48,168	70,245	—	1,140	1,140	—	3,149	3,149	82,749	49,466	292	132,506
Current assets	901,841	352,362	1,254,203	940,325	157,301	1,097,626	203,732	88,095	291,828	45,987	423,006	49,699	518,693
Shareholders’ equity and minority interest	2,006,158	1,237,408	3,243,566	130,958	215,357	346,315	-10,288	-146,167	-156,455	515,598	544,482	10,748	1,070,828
Current liabilities	875,507	1,151,887	2,027,394	2,651,234	210,363	2,861,597	292,155	161,174	453,328	104,706	821,747	39,744	966,197

	Gas			Telecommu- nications	Other Operations	Consolidation Adjustments	Continuing Activity	Discontinued Operations	EDP Group
	Distribution
	Portugal	Spain	Total				EDP Group
Turnover
Sales of electricity	—	63,415	63,415	—	11,031	-820,842	8,584,375	—	8,584,375
Other sales	47,850	562,184	610,034	3,984	—	-99,216	661,926	2,404	664,330
Services rendered	1,179	45,642	46,821	146,447	163,536	-180,655	302,752	125,568	428,320

	49,030	671,240	720,270	150,431	174,567	-1,100,714	9,549,052	127,972	9,677,025

Raw materials and consumables used
Cost of consumed electricity	—	-74,923	-74,923	—	-1,761	762,178	-4,222,003	—	-4,222,003
Fuel costs	—	—	—	—	—	-15,178	-1,103,700	—	-1,103,701
Other materials and other	-23,981	-430,242	-454,223	-3,760	-86,136	271,558	-485,426	-2,062	-487,488

	-23,981	-505,165	-529,146	-3,760	-87,898	1,018,558	-5,811,129	-2,062	-5,813,192

Gross margin	25,048	166,075	191,123	146,670	86,670	-82,156	3,737,923	125,910	3,863,833

Operating expenses
Supplies and services	-4,047	-34,241	-38,288	-108,773	-150,316	195,105	-714,482	-102,299	-816,781
Personnel costs	-2,732	-22,405	-25,137	-25,944	-105,869	28,758	-729,014	-17,264	-746,278

	-6,779	-56,646	-63,425	-134,717	-256,185	223,863	-1,443,496	-119,563	-1,563,059

Other income / (other expenses)
Concession rights	—	—	—	—	-829	—	-209,048	—	-209,048
Other income / (other expenses)	557	-1,877	-1,320	-485	99,176	-197,196	-35,051	-3,382	-38,433

	557	-1,877	-1,320	-485	98,347	-197,196	-244,099	-3,382	-247,481

Gross operating results	18,826	107,552	126,378	11,468	-71,168	-55,489	2,050,328	2,965	2,053,293

Provisions	-135	8	-128	4,838	-5,710	-1,205	-12,474	—	-12,474
Depreciation and amortization expense	-4,401	-33,174	-37,575	-72,815	-22,637	-66,347	-981,693	-14,846	-996,539
Compensation of amortization	1,231	1,777	3,008	—	841	-321	97,600	—	97,600

Operating results	15,521	76,163	91,683	-56,509	-98,674	-123,362	1,153,761	-11,881	1,141,880
Gains / losses from the sale of financial assets	—	—	—	-83	440,730	—	440,647	83	440,730
Financial income / (expenses)	-2,055	21,315	19,260	-31,133	-311,371	158,536	-361,868	-2,113	-363,982

Profit before tax	13,466	97,477	110,943	-87,725	30,684	35,174	1,232,540	-13,911	1,218,628

Income tax expense	-3,291	-13,180	-16,471	-54,046	190,076	24,670	-157,108	4,919	-152,189
Gain on sale of discontinued operation	—	—	—	—	—	—	—	45,522	45,522

Profit for the year	10,175	84,298	94,473	-141,771	220,761	59,844	1,075,432	36,530	1,111,961

Attributable to:
Equity holders of EDP	10,175	84,295	94,471	-145,811	220,761	18,942	1,030,488	40,615	1,071,102
Minority interests	—	2	2	4,040	—	40,902	44,944	-4,085	40,859

Profit for the year	10,175	84,298	94,473	-141,771	220,761	59,844	1,075,432	36,530	1,111,961

Other information:

Property, plant and equipment	149,695	427,437	577,133	142,547	151,988	338,233	13,891,378	—	13,891,378
Intangible assets	—	491,624	491,625	77,691	963,354	1,769,118	3,508,828	—	3,508,827
Current assets	23,310	269,209	292,519	102,540	3,328,153	-2,559,786	4,325,776	—	4,325,776
Shareholders’ equity and minority interest	42,126	2,083,145	2,125,271	-182,208	12,352,035	-12,688,185	6,111,165	—	6,111,163
Current liabilities	69,167	175,749	244,916	464,090	2,337,789	-2,824,152	6,531,160	—	6,531,162

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

(Thousands of Euros)

	Electricity
	Iberia Generation			Iberia Distribution			Iberia Supply			Brazil
	Portugal	Spain	Total	Portugal	Spain	Total	Portugal	Spain	Total	Generation	Distribution	Supply	Total
Turnover
Sales of electricity	1,480,840	232,918	1,713,758	3,610,192	46,751	3,656,943	324,768	103,331	428,098	28,249	1,002,592	88,958	1,119,799
Other sales	21,648	10,439	32,088	2,734	19	2,752	—	6,933	6,933	2,769	—	—	2,769
Services rendered	53,899	1,148	55,048	24,612	11,953	36,565	2,487	2,867	5,353	10,532	14,438	585	25,556

	1,556,388	244,505	1,800,893	3,637,538	58,722	3,696,260	327,254	113,130	440,384	41,550	1,017,030	89,544	1,148,124

Raw materials and consumables used
Cost of consumed electricity	-51,417	-10,398	-61,815	-2,324,118	-11,944	-2,336,062	-311,763	-99,066	-410,829	-5,878	-657,449	-74,637	-737,965
Fuel costs	-422,699	-117,379	-540,078	—	—	—	—	—	—	-2,306	—	—	-2,306
Other materials and other	-5,206	-3,997	-9,203	-14,151	687	-13,464	401	-6,927	-6,525	-105	-10,523	—	-10,628

	-479,322	-131,774	-611,096	-2,338,270	-11,256	-2,349,526	-311,361	-105,993	-417,354	-8,290	-667,973	-74,637	-750,900

Gross margin	1,077,066	112,731	1,189,797	1,299,268	47,466	1,346,734	15,893	7,137	23,030	33,261	349,058	14,906	397,224

Operating expenses
Supplies and services	-90,564	-14,872	-105,436	-226,947	-14,482	-241,429	-10,536	-6,490	-17,026	-14,369	-58,849	-1,175	-74,392
Personnel costs	-118,793	-13,802	-132,595	-630,338	-9,403	-639,741	-3,723	-2,108	-5,831	-1,050	-65,959	-622	-67,631

	-209,357	-28,674	-238,031	-857,285	-23,885	-881,170	-14,259	-8,598	-22,857	-15,419	-124,808	-1,797	-142,023

Other income / (other expenses)
Concession rights	-4,083	—	-4,083	-186,095	—	-186,095	-16	—	-16	—	—	—	—
Other income / (other expenses)	7,054	-2,100	4,954	26,711	1,202	27,913	-7,749	4,937	-2,813	-344	-20,597	-1,061	-22,001

	2,970	-2,100	870	-159,383	1,202	-158,181	-7,766	4,937	-2,829	-344	-20,597	-1,061	-22,001

Gross operating results	870,679	81,957	952,636	282,600	24,783	307,382	-6,132	3,476	-2,656	17,497	203,653	12,049	233,199

Provisions	-14,418	-57	-14,475	-84	763	679	-7	—	-7	—	-3,343	—	-3,343
Depreciation and amortization expense	-211,522	-41,332	-252,854	-326,796	-12,259	-339,055	-3,707	-1,739	-5,446	-4,635	-49,321	-35	-53,991
Compensation of amortization	4,300	139	4,439	72,402	704	73,106	—	—	—	—	—	—	—

Operating results	649,039	40,707	689,746	28,122	13,990	42,112	-9,846	1,737	-8,110	12,863	150,989	12,013	175,865
Gains / losses from the sale of financial assets	—	—	—	—	—	—	—	—	—	—	—	—	—
Financial income / (expenses)	-80,876	-7,556	-88,432	-25,125	-4,097	-29,222	-1,446	-1,214	-2,660	-8,430	-72,149	-419	-80,998

Profit before tax	568,163	33,151	601,314	2,997	9,893	12,890	-11,292	522	-10,770	4,433	78,839	11,595	94,867

Income tax expense	-151,248	-11,012	-162,260	19,690	-3,356	16,334	2,724	-38	2,686	-2,129	19,435	-4,275	13,032

Profit for the year	416,914	22,140	439,054	22,687	6,538	29,225	-8,569	485	-8,084	2,304	98,275	7,320	107,899

Attributable to:
Equity holders of EDP	416,914	21,243	438,158	22,687	6,538	29,225	-8,569	485	-8,084	2,304	98,275	7,320	107,899
Minority interests	—	897	897	—	—	—	—	—	—	—	—	—	—

Profit for the year	416,914	22,140	439,054	22,687	6,538	29,225	-8,569	485	-8,084	2,304	98,275	7,320	107,899

Other information:

Property, plant and equipment	3,803,223	744,315	4,547,538	4,080,193	215,518	4,295,712	86,438	371	86,809	370,915	694,008	41	1,064,964
Intangible assets	297	15,969	16,266	—	225	225	—	1,663	1,663	4,941	30,882	235	36,059
Current assets	452,878	71,466	524,344	729,134	16,414	745,549	132,036	16,943	148,979	48,041	375,589	21,087	444,717
Shareholders’ equity and minority interest	3,355,970	534,020	3,889,990	117,273	91,768	209,040	58,945	-9,242	49,704	182,929	344,592	13,480	541,001
Current liabilities	486,303	183,367	669,669	2,256,854	137,622	2,394,476	116,218	46,060	162,278	41,525	518,212	9,491	569,228

	Gas	Telecommu- nications	Other Operations	Consolidation Adjustments	Continuing Activity	Discontinued Operations	EDP Group
	Distribution
	Spain				EDP Group
Turnover
Sales of electricity	7,983	—	—	-387,197	6,539,384	—	6,539,384
Other sales	176,475	4,328	—	1,165	226,511	22,508	249,019
Services rendered	13,903	151,407	127,042	-100,384	314,489	207,796	522,285

	198,361	155,735	127,042	-486,415	7,080,384	230,304	7,310,688

Raw materials and consumables used
Cost of consumed electricity	-13,586	—	—	224,454	-3,335,803	—	-3,335,803
Fuel costs	—	—	—	-9,208	-551,592	—	-551,592
Other materials and other	-123,132	-4,194	-225	134,759	-32,613	-23,497	-56,111

	-136,717	-4,194	-225	350,005	-3,920,008	-23,497	-3,943,506

Gross margin	61,644	151,541	126,817	-136,410	3,160,377	206,807	3,367,182

Operating expenses
Supplies and services	-9,243	-113,634	-143,418	138,433	-566,146	-94,749	-660,894
Personnel costs	-7,208	-29,294	13,598	-12,040	-880,743	-87,036	-967,778

	-16,451	-142,929	-129,821	126,394	-1,446,889	-181,785	-1,628,672

Other income / (other expenses)
Concession rights	—	—	—	—	-190,194	—	-190,194
Other income / (other expenses)	113	-3,278	-332,110	-98,325	-425,547	8,100	-417,447

	113	-3,278	-332,110	-98,325	-615,741	8,100	-607,641

Gross operating results	45,306	5,335	-335,114	-108,342	1,097,747	33,122	1,130,869

Provisions	-55	-44,330	-18,796	18,819	-61,509	-2,780	-64,289
Depreciation and amortization expense	-12,334	-42,510	-17,874	-63,347	-787,410	-47,821	-835,231
Compensation of amortization	713	—	592	7,013	85,863	28	85,891

Operating results	33,631	-81,505	-371,192	-145,857	334,691	-17,451	317,240
Gains / losses from the sale of financial assets	—	—	—	9,837	9,837	125	9,962
Financial income / (expenses)	-587	-33,324	30,328	-55,411	-260,307	-4,432	-264,740

Profit before tax	33,044	-114,829	-340,864	-191,431	84,221	-21,758	62,462

Income tax expense	-10,195	-13,746	120,464	5,059	-28,625	12,254	-16,371

Profit for the year	22,849	-128,575	-220,399	-186,372	55,596	-9,504	46,091

Attributable to:
Equity holders of EDP	12,499	-131,849	-220,399	-184,861	42,586	229	42,815
Minority interests	10,350	3,274	—	-1,512	13,009	-9,733	3,276

Profit for the year	22,849	-128,575	-220,399	-186,372	55,596	-9,504	46,091

Other information:

Property, plant and equipment	162,935	216,282	133,998	1,980,199	12,488,438	68,663	12,557,101
Intangible assets	234,483	247,688	110,499	2,294,214	2,941,097	23,207	2,964,304
Current assets	76,868	184,186	1,478,648	-867,871	2,735,419	57,265	2,792,684
Shareholders’ equity and minority interest	416,652	-272,201	10,385,974	-10,534,978	4,685,182	96,614	4,781,795
Current liabilities	55,689	812,617	1,360,147	-256,750	5,767,356	42,678	5,810,034

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

48.	Reconciliation to accounting principles generally accepted in the United States of America

As discussed in Note 2, the accompanying financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union as of December 31, 2005, in conformity with European Regulation (EC) No. 1606/2002 of the European Parliament and of the Council.

Until 2004, EDP had prepared its financial statements in accordance with accounting principles generally accepted in Portugal (“Portuguese GAAP”), EDP’s Previous GAAP. Portuguese GAAP is not comparable with information prepared in accordance with IFRS. A reconciliation of the opening equity balance and net income for the first financial year beginning on January 1, 2004 from Portuguese GAAP to IFRS is included in Note 43—”Transition and implementation of International Financial Reporting Standards”.

This is the first year that EDP’s financial statements have been prepared on an IFRS basis. In relation to this transition to IFRS, in April 2005 the Securities and Exchange Commission (“SEC”) adopted some amendments to Form 20-F to provide a one time accommodation relating to financial statements prepared under IFRS for foreign private issuers registered with the SEC, such as EDP. This accommodation permitted EDP for their first year of reporting under IFRS to file two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure and respective reconciliation of financial statement items to generally accepted accounting principles as used in the United States (“U.S. GAAP”).

International Financial Reporting Standards (“IFRS”) differ in certain significant aspects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). These differences, as they relate to EDP, are discussed in the following paragraphs.

a)	Revaluation of fixed assets

The Group’s fixed assets that were acquired prior to 1994 were stated at revalued amounts as permitted under Portuguese GAAP. The revalued fixed assets were being depreciated over their estimated useful lives on their revalued basis. Under IFRS 1, the Group has decided to use as the deemed cost, at the date of transition (January 1, 2004) the Portuguese GAAP carrying amount, including the revalued amount of the referred assets. Under U.S. GAAP, fixed assets may not be stated at more than their historical acquisition cost. Accordingly, in the accompanying reconciliation, the increases in shareholders’ equity and the related increase in depreciation expense occurring as a result of such revaluations have been reversed for all periods presented under U.S. GAAP. Depreciation for corporate income tax purposes is based on the original acquisition cost and 60% of the additional revaluation increment. Therefore, the adjustments also reflect the remaining deferred tax benefit arising from the revaluation increments.

b)	Employee retirement benefits and additional minimum pension liability

The Company and some of its subsidiaries have pension obligations, both defined benefit and contribution and also medical benefits for retired employees. Costs for defined contribution are expensed when incurred. Obligations and annual expenses for defined benefit plans, including pension and medical plans, are determined on an actuarial basis.

Under IFRS, and in accordance with IFRS 1, the Group decided to recognize at the date of transition, January 1, 2004, the unrecognized value of the actuarial losses against reserves. Actuarial gains and losses determined annually and resulting from (i) the differences between financial and actuarial assumptions used and real values obtained and (ii) changes in the actuarial assumptions are recognized against equity, in accordance with the alternative method defined by IAS 19, revised on December 16, 2004, which was adopted early by the Group. The increase in past service costs arising from early retirements (retirements before the normal age of retirement) is recognized in the income statement when incurred.

Under U.S. GAAP, unrecognized actuarial gains and losses are amortized under the corridor method. The corridor method allows that actuarial net gains or losses up to 10 per cent of the greater of the projected benefit obligation or the value of plan assets need to be recognized or amortized as part of the net pension cost of the year. The value of the unrecognized actuarial net gains or losses that exceeds the value of 10 per cent as defined above shall be amortized over the average remaining service period of the employees.

Additionally, under U.S. GAAP an additional minimum liability is required to be recognized, and charged to intangibles or other comprehensive income, when plan assets are less than employees’ accumulated benefits obligation. When the accumulated benefit obligation exceeds the fair value of the plan assets, as it is the case in the EDP Group, the excess is immediately recognized as an additional liability. The cost of this is capitalized as an intangible up to the amount of any unrecognized net transition obligation plus the unrecognized prior service costs, and the remainder is charged through OCI. Under IFRS (IAS 19), no such requirement exists, consequently a GAAP difference arises.

c)	Power purchase agreements

EDP Group executed several contracts with REN, which are treated as finance leases, under U.S. GAAP. The evaluation of whether an arrangement contains a lease within the scope of Statement 13 and EITF 01-8 is based on the substance of the arrangements. Those contracts, include agreements that, although not nominally identified as leases, meet the definition stated in the referred statements, that a lease transfers substantially all of the benefits and risks related to the property to the lessee. In substance, those contracts explicitly identified the group of assets (power plants) under which EDP produces power exclusively to be provided to the lessee and cannot use any other power plant to supply the referred power to the referred lessee.

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

Under IFRS, fixed assets used by binding producers are recorded as tangible fixed assets in the financial statements of each company, and are stated at deemed cost, which includes the revalued amount. The referred tangible assets are amortized on a straight line basis, over their estimated useful life. The remain useful life of PPA’s agreements is from 8 to 19 years for hydro power plants and 2 to 12 years for thermal power plants.

On January 27, 2005 in accordance with Decree-Law 240/2004, of December 27, the EDP Group signed the early termination contracts of PPA related to the binding electricity producers’ centers. The termination agreements effects are suspended until a set of conditions is met – which includes the start up of the spot market that assures the sales of generated electric energy and the attribution of non-binding production licenses. When the conditions set on above allow for the effective termination of PPA’s, under U.S. GAAP, the accounting of these agreements will be re-assessed.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

On December 2, 2004 IFRIC 4 – Determining whether an arrangement contains a lease as defined in IAS 17 was published, effective only after January 1, 2006. An arrangement that contains a lease will be the same under IFRS and U.S. GAAP, effective January 1, 2006.

Under IFRIC 4, in accordance with the transition regime set by this rule, PPAs should be analysed based on the existing information and facts at the date of such transition, as to whether in substance the contracts are a financial lease. On this basis, the above mentioned Decree-Law that established the early termination of PPAs and the terms of the termination agreements signed in January 2005 relating to the electric generation facilities in PES, are relevant facts that should be taken in consideration, in the assessment of the adoption of IFRIC 4 effective January 1, 2006.

d)	Equity accounting on investments

The Group’s equity investments, namely the shareholding of 30% in REN’s Equity, are affected by certain accounting differences between U.S. GAAP and IFRS. The main differences are related with revaluation of fixed assets, PPAs (from EDP Group, Turbogás and Tejo Energia), tariff adjustments, other regulatory assets and deferred income taxes related to those adjustments.

e)	Intangible assets

As at December 31, 2004, under U.S. GAAP a charge was made against income for intangible assets for which under U.S. GAAP it was not possible to sustain future economic benefits. On transition to IFRS, these intangible assets were also charged off.

f)	Goodwill

On transition to IFRS, the Group decided to follow the exemption allowed by IFRS 1 regarding business combination and has not restated past business combinations. Therefore the purchase accounting used for Portuguese GAAP purposes remains unchanged as of January 1, 2004. Under IFRS goodwill, including previously existing goodwill, is not amortized but is tested for impairment at least annually.

Until December 31, 2001, under U.S. GAAP, Goodwill arising on acquisitions was classified as an intangible asset to be amortized over its estimated useful life. After January 1, 2002, U.S. GAAP requires that goodwill, including previously existing goodwill, is not amortized but rather tested for impairment annually. The Group reviews the value of the goodwill periodically. If such impairment is indicated, a loss is recognized in the year. Disposals in which a reversal of the amortization was previously made under U.S. GAAP are also written back against earnings.

There is a permanent difference related to the depreciation of goodwill of 2002 and 2003, considering that under IFRS, goodwill continued to be depreciated until December 31, 2003, whereas under U.S. GAAP, after the adoption of SFAS 142 effective on January 1, 2002, goodwill is no longer amortized.

g)	Financial instruments

Hedge accounting

EDP qualifies as a first time adopter under IFRS 1, on the basis that the Group is presenting a full set of consolidated financial statements according to IFRS beginning January 1, 2005. Considering the documentation prepared to demonstrate the hedging purposes of the transactions and that the operations were contracted by the management to hedge the interest rate and exchange rate risks, under the transition rules defined by IFRS 1, those operations were considered as hedging at the transition date.

For U.S. GAAP purposes, up to December 31, 2003, the Company did not meet documentation and effectiveness testing requirements with respect to its economic hedges of interest rate and currency exchange risks, so SFAS 133 hedge accounting was not applied. After January 1, 2004, the Group has complied with such documentation and effectiveness tests and started to apply prospectively hedge accounting under U.S. GAAP.

Consequently, there will be a difference between IFRS and U.S. GAAP regarding the transition adjustment to IFRS, until the maturity of those transactions that were considered hedged. The main difference arises from derivatives which under IFRS have been formally documented prior to the transition date as at January 1, 2004, but since their inception in prior years were not assigned and documented as hedging instruments under U.S. GAAP.

Available for sale investments

Under IFRS all financial investments can be classified as available for sale, if they do not meet the definition requirements to be classified as financial assets at fair value through profit or loss or held-to-maturity.

These investments are carried at fair value, being the gains and losses arising from changes in their fair value recognized directly in equity, until the financial assets are derecognized or impaired, at which time the cumulative gain or loss previously recognized in equity is recognized in the income statement. Under IFRS the fair values for listed securities are determined based on current bid prices and, for unlisted securities, determined based on valuation techniques and assumptions, including the use of recent arm’s length transactions, discounted cash flow analysis and option pricing models.

In accordance with U.S. GAAP only debt securities and marketable equity securities can be classified as available for sale, therefore, the changes in fair value recognized directly in equity attributable to non-marketable equity securities were reversed under U.S. GAAP.

h)	Regulatory assets and liabilities

In accordance with the IFRS conceptual framework, regulatory assets and liabilities, including tariff adjustments, are not recognized and on that basis, at the transition date, these assets and liabilities were adjusted against reserves. Under IFRS, regulatory assets and liabilities which relate to deferred costs and deferred income, respectively, defined and regulated by the Regulator, being recoverable or payable through tariff adjustments to be charged to customers in future years were also adjusted against reserves at the transition date. These future tariff adjustments are recorded as income in the period when they are charged to customers.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Under U.S. GAAP, tariff adjustments, for the regulated activity in Portugal are eliminated because management believes that, in substance, the tariff adjustments regulation does not meet in full the criteria set out in SFAS 71. Even though the scope criterion of SFAS 71 is met with respect to the regulated activities in Portugal, due to the uncertainty in relation to future income being in an amount at least equal to the capitalized cost or a situation of a permanent roll forward of cost with current year costs being deferred and prior cost being recovered in each period, the asset recognition criteria as defined in SFAS 71 is not met. As a result, tariff adjustments related to Portuguese activities, consistently with the accounting treatment under IFRS, are not also reflected in U.S. GAAP accounts.

The regulatory assets and liabilities including the tariff adjustments mechanism set out by the regulator (ANEEL) regarding the activities in Brazil meets the requirements of SFAS 71 and therefore are accounted for on that basis. Eligible costs are specifically determined by the Regulator and are recoverable through the recovery rates. Resulting from measures taken by the Brazilian government and by ANNEL in 2001, the companies in Brazil are subject to the application of SFAS 71.

i)	Accounts receivable - Municipalities

From 1998 to 2000 EDP reached agreements with several municipalities on the terms of the future settlement of outstanding debts, and, for Portuguese GAAP maintained on the balance sheet the corresponding doubtful debt provision. At transition date to IFRS, no adjustment was made considering the actual recoverable amount of those receivables.

Under US GAAP the collection of the receivables had previously been considered not probable and consequently had been fully provided. Therefore, at December 31, 2004, under US GAAP the provision for doubtful debts was written back based on the actual collection and on the estimated recoverable amount of outstanding receivables.

j)	Income taxes

Both under U.S. GAAP and IFRS GAAP, income taxes are provided using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amount of assets and liabilities and their tax bases. A valuation allowance is provided based on the expected realization of the deferred tax assets. Additionally, any deferred tax effect of other U.S. GAAP adjustment is reflected.

k)	Jointly controlled entities

Jointly controlled entities are joint ventures that involve the establishment of an entity in which each venture has an interest and that a contractual arrangement between the venturers establishes joint control over the economic activity of the entity. Under IFRS, interest in a joint controlled entity is accounted for under the proportionate consolidation method. Under U.S. GAAP these entities are accounted for under the equity method as the proportionate method is not allowed.

l)	Other comprehensive income

The Group has disclosed the information required for reporting total comprehensive income, which consists of net income and other comprehensive income, for each of the reported periods.

m)	Impact of Recently Issued Accounting Standards

Standards adopted in the years covered by the financial statements

Equity method of accounting – EITF No. 02-14

On July 16, 2004, the FASB ratified the Emerging Issues Task Force (EITF) consensus on Issue No. 02-14, Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means (EITF 02-14). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Accounting for Preexisting relationships between the Parties to a Business Combination (EITF 04-1)

In October 2004, the EITF reached a consensus on EITF 04-1, “Accounting for Preexisting relationships between the Parties to a Business Combination.” EITF 04-1 addresses various elements connected to a business combination between two parties that have a pre-existing relationship and the settlement of the pre-existing relationship in conjunction with the business combination. The Group applied the provisions of EITF 04-1 to business combinations consummated and goodwill impairment tests performed beginning January 1, 2005.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

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

If continuing cash flows are determined to be indirect, then the cash flows are considered to be eliminated and the operations of the component should be presented as discontinued operations. In order to determine the significance of the continuing involvement, consideration must be given to the ability to influence the operating and or financial policies of the disposed component, as well as the retention of risk or the ability to obtain benefits. The Company applied the provisions of EITF 03-13 to a component of an enterprise that is either disposed of or classified a held for sale beginning January 1, 2005.

Accounting for Conditional Asset Retirement Obligations (FIN No. 47)

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47 Accounting for Conditional Asset Retirement Obligations, which clarifies that a liability (at fair value) must be recognized for asset retirement obligations when it has been incurred if the amount can be reasonably estimated, even if settlement of the liability is conditional on a future event. FIN No. 47 is effective as of December 31, 2005. The adoption of FIN No. 47 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Accounting Changes and Error Corrections

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections”, replacing APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. The statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as revising previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principles be limited to the direct effects of the change. Indirect effects of a change in accounting principles should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of this rule will not have a material effect on the Group’s financial position, results of operations or cash flows.

Standards to be adopted in future years

Share-Based Payment (SFAS 123R)

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment (SFAS 123R), SFAS 123R is effective for interim or annual reporting periods beginning after June 15, 2005. The adoption of SFAS 123R will not have a material impact on the Group’s financial position, results of operations or cash flows.

Exchanges of Nonmonetary Assets (SFAS 153)

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, which becomes effective for financial statements for fiscal years beginning after June 15, 2005. According to Accounting Principles Board Opinion No. 29 (APB 29), exchanges of nonmonetary assets are generally measured based on the fair value of the assets exchanged, with certain exceptions. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets, which were exchanged at carrying values, and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS 153 will not have a material impact on the Group’s financial position, results of operations or cash flows.

Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination

At the June 15 and 16 EITF meeting, and further modified at the September 15, 2005 meeting, the EITF discussed Issue 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination,” (“EITF 05-6”), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of this rule will not have a material effect on the Group’s financial position, results of operations or cash flows.

Inventory Costs (SFAS No. 151)

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”, which is an amendment of Accounting Research Bulletin No. 43, “Inventory Pricing.” SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. The provisions of SFAS No. 151 are effective for inventory costs incurred beginning January 1, 2006, and are applied on a prospective basis. The adoption of SFAS No. 151 will not have a significant impact on the Company’s consolidated financial statements.

Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140

In February 2006 the FASB issued Statement of Financial Accounting Standards No. 155 Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140 that amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, “Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value.” The guidance in this FSP will be applied to reporting periods beginning after December 15, 2005. The adoption of this rule did not have a material effect on the Group’s financial position, results of operations or cash flows.

Accounting for Servicing of Financial Assets

Summary of Statement No. 156 “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140” This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations, requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and permits an entity to choose either of subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities.

An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Reconciliation of net income and stockholders’ equity from IFRS to U.S. GAAP

It is worth noting that under U.S. GAAP, equity consists only of equity corresponding to the shareholders of the Parent Company. Under IFRS equity includes the equity corresponding to the shareholders of both the Parent and the minority interests. Therefore, to arrive at equity of the Parent Company under U.S. GAAP from equity under IFRS it is necessary to deduct the amount attributable to minority interest.

The effect on net income and shareholders’ equity of the Parent is as follows:

Net income

	2005 US$	2005 Euro’000	2004 Euro’000
Net income as reported under IFRS	1,366,083	1,071,102	42,815

U.S. GAAP adjustments increase (decrease) due to:
a. Revaluation of fixed assets	228,409	179,088	177,803
b. Employee retirement benefits	-93,611	-73,397	-41,900
b. Additional minimum pension liability	—	—	—
c. Power purchase agreements	-17,273	-13,543	-11,819
d. Equity accounting on investments - REN	57,199	44,848	100,526
e. Intangible assets		—	-52,074
f. Goodwill	-23,109	-18,119	-11,553
g. Financial instruments	-28,515	-22,358	-13,632
h. Regulatory assets and liabilities	-46,088	-36,136	23,750
i. Accounts receivable - municipalities	—	—	68,865
j. Income taxes	-28,211	-22,119	-48,872
Other	-580	-455	4,690

Net adjustments	48,221	37,809	195,784

Net income in accordance with U.S. GAAP	1,414,304	1,108,911	238,599

Basic and diluted net income per share	0.39	0.30	0.08

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Shareholders’ equity

	2005 US$	2005 Euro’000	2004 Euro’000
Shareholders’ equity as reported under IFRS	6,151,764	4,823,400	4,037,858

U.S. GAAP adjustments increase (decrease) due to:

a. Revaluation of fixed assets	-743,778	-583,173	-762,261
b. Employee retirement benefits	1,456,641	1,142,105	1,190,020
b. Additional minimum pension liability	-239,183	-187,536	-271,509
c. Power purchase agreements	-316,341	-248,033	-234,490
d. Equity accounting on investments - REN	136,372	106,925	62,076
e. Intangible assets	—	—	—
f. Goodwill	46,760	36,663	54,783
g. Financial instruments	173,449	135,996	107,944
h. Regulatory assets and liabilities	211,539	165,861	158,375
i. Accounts receivable - municipalities	—	—	—
j. Income taxes	213,082	167,071	239,887
Other	-1,927	-1,511	262

Net adjustments	936,614	734,368	545,087

Shareholders’ equity in accordance with U.S. GAAP	7,088,378	5,557,768	4,582,945

Changes in consolidated statements of Shareholders’ Equity in accordance with U.S. GAAP are as follows:

	Total Shareholders’ Equity Euro’000	Share capital Euro’000	Share premium Euro’000	Reserves and retained earnings Euro’000	Accumulated other comprehensive income Euro’000	Treasury stock Euro’000
Balances as at December 31, 2003 USGAAP (restated)	3,439,645	3,000,000	—	1,253,001	-764,336	-49,020
Dividends paid	-268,008	—	—	-268,008	—	—
Treasury stock	15,034	—	—	—	—	15,034
Net profit for the year	238,599	—	—	238,599	—	—
Increase in capital with the issue of 656,537,715 new shares in Dec 2004	1,208,029	656,538	551,491	—	—	—
Expenses with share capital increase	-64,937	—	-64,937	—	—	—
Fair Value of investments available for sale	-5,999	—	—	—	-5,999	—
Exchange differences arising on consolidation	936	—	—	—	936	—
Cash flow hedge - Fair value reserve	-466	—	—	—	-466	—
Additional minimum pension liability	16,171	—	—	—	16,171	—
Other reserves	3,941	—	—	3,941	—	—

Balances as at December 31, 2004 USGAAP	4,582,945	3,656,538	486,554	1,227,533	-753,694	-33,986

Dividends paid	-335,968	—	—	-335,968	—	—
Treasury stock	-6,457	—	—	—	—	-6,457
Net profit for the year	1,108,911	—	—	1,108,911	—	—
Reversal of tax effect of share capital increase	29,037	—	29,037	—	—	—
Fair value of investments available for sale	-10,980	—	—	—	-10,980	—
Cash flow hedge - Fair value reserve	-12,135	—	—	—	-12,135	—
Exchange differences arising on consolidation	142,610	—	—	—	142,610	—
Additional minimum pension liability	60,880	—	—	—	60,880	—
Other reserves	-1,075	—	—	-1,075	—	—

Balances as at December 31, 2005 USGAAP	5,557,768	3,656,538	515,591	1,999,401	-573,319	-40,443

Certain significant line items of the balance sheets as presented on a IFRS basis would be as follows after application of U.S. GAAP differences:

	Group
	2005 Euro’000	2004 Euro’000
Fixed assets	11,648,170	9,721,775
Total Assets	25,799,509	23,525,081
Total current liabilities	6,408,388	6,919,644
Total long-term liabilities	12,471,411	11,230,463
Total Liabilities	18,879,799	18,150,107
Shareholders’ Equity	5,557,768	4,582,945
Total Liabilities and Shareholders’ Equity	25,799,509	23,525,081

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Trade receivables

The amount of trade receivables in accordance with U.S. GAAP is as follows:

	Group
	2005 Euro’000	2004 Euro’000
Trade receivables - Current
Short term receivables	1,463,505	1,161,844
PPA receivables, short-term (less than 1 year)	147,048	133,680

	1,610,553	1,295,524

Trade receivables - Non-Current
Long term receivables	121,992	95,140
PPA receivables, long-term (over 1 year)	2,909,426	3,056,474

	3,031,418	3,151,614

The amounts received from the PPA’s agreements are analyzed as follows:

	Group
	2005 Euro’000	2004 Euro’000
Rents received	452,695	452,695
Interest received	319,015	331,168
Capital reimbursement	133,680	121,527

The rents to be received for the PPA’s agreement for the next 5 years are presented as follows:

2005 Euro’000
2006	452,695
2007	452,695
2008	448,663
2009	448,663
2010	444,146

2,246,862

Income taxes

The components of the income tax provision and deferred income tax assets and liabilities in accordance with U.S. GAAP, before minority interest, are as follows:

	Group
	2005 Euro’000	2004 Euro’000
Current
- Portugal	28,652	-216,919
- Foreign	-133,637	-39,890

	-104,985	-256,809

Deferred
- Portugal	-54,303	149,204
- Foreign	-6,032	41,900

	-60,335	191,104

Income tax as reported	-165,320	-65,705

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Components of deferred income tax assets and liabilities under U.S. GAAP, are analyzed as follows:

	Group
	2005 Euro’000	2004 Euro’000
Deferred tax assets:
Fixed assets	250,264	259,663
Intangibles and deferred costs capitalized	16,576	29,517
Pension and other post-retirement benefits	194,819	207,197
Power purchase agreements	68,209	64,485
Investment securities	35,853	57,106
Other provisions	180,656	84,626
Provision for doubtful accounts	30,219	22,544
Regulatory assets	93,786	102,052
Derivative instruments	11,964	—
Deferred revenue	7,853	—
Bond loans	7,874	—
Tax losses carried forward and tax credits	360,072	388,134
Equity method investments	36,204	38,563

Total deferred tax assets	1,294,349	1,253,887

Deferred tax liabilities:
Fixed assets	147,646	106,998
Emission Rights	9,897	—
Tariff deviations	18,295	7,669
Concession subsidies	24,949	17,009
Derivative instruments	—	19,134
Goodwill	174,277	138,045
Investment securities	18,574	11,211
Others	30,828	24,899

Total deferred tax liabilities	424,466	324,965

Total net deferred tax assets	869,883	928,922
Valuation allowance	-217,097	-131,851

Total net deferred tax assets as reported	652,786	797,071

During 2005, additional valuation allowance was recorded against tax losses and other temporary differences of a subsidiary pursuant to a change in circumstances that caused a change in judgment about the realizability of the deferred tax assets of this subsidiary. This change in judgment about the realizabilty of the deferred tax assets in future years has given rise to an increase of Eur 52.557 thousand to the relevant subsidiary’s balance of valuation allowance at the beginning of 2005. Additionally, EDP provided a valuation allowance for the deferred tax asset resulting from operating losses carry forward and other deductible temporary differences generated in the year as it was considered more likely than not that it will not be realized.

The change in deferred tax assets, for the year under U.S. GAAP, was recognized as follows:

	Group
	2005 Euro’000	2004 Euro’000
Other comprehensive income
- Minimum liability	-23,093	-6,134
- Available for sale	7,860	-6,297
Business combination / Changes in consolidation perimeter	-71,843	-63,218
Other charges	3,126	5,606
Net income	-60,335	191,104

	-144,285	121,061

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

The reconciliation of the expected income tax provision computed using the Company’s Portuguese statutory income tax rate of 27.5% in 2005 and 2004 to the actual income tax provision, is as follows:

	Group
	2005 Euro’000	2004 Euro’000
Net income in accordance with U.S. GAAP	1,108,911	238,599
Minority interest	34,911	10,532

Income tax for the year
Current	104,985	256,809
Deferred	60,335	-191,104

	165,320	65,705

Gain on sale of discontinued operation, net of tax	-13,339	—

Income before minority interest and tax in accordance with U.S. GAAP
Portugal	852,357	201,073
Foreign	443,446	113,763

	1,295,803	314,836

Income tax rate for the year	27.5%	27.5%
Income tax using the domestic corporate tax rate	356,346	86,580
Tax exempt revenues (gain on disposal of investments)	-277,583	-4,332
Tax exempt dividends	-10,496	-9,083
Tax incentives	-15,924	-11,680
Change in previous years estimates	31,528	7,534
Change in valuation allowance	85,246	-25,282
Foreign tax rate difference	30,091	-1,552
Non-deductible pension costs	-3,969	4,164
Other non-deductible costs	-8,901	35,490
Equity method investments	-21,018	-16,134

	165,320	65,705

Pensions

EDP uses a December 31, 2005 measurement date for all of its plans. The components of the net periodic pension cost under U.S. GAAP include the following:

	Group
	2005 Euro’000	2004 Euro’000
Service cost	13,208	9,768
Interest cost	110,076	79,342
Expected return on plan assets	-64,457	-51,048
Worker’s contributions	-1,031	-473
Amortization of net actuarial losses	47,742	33,563
Amortization of transition obligation	5,050	5,826

Net periodic pension cost	110,588	76,978

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

The following table sets forth the changes and the funded status of the pension plan under U.S. GAAP:

	Group
	2005 Euro’000	2004 Euro’000
Change in plan assets
Fair value of plan assets at the beginning of the year	929,008	816,502
Actual company contributions	201,887	62,012
Worker’s contributions	1,031	462
Benefits paid	-49,525	-56,144
Actual return on plan assets	64,457	51,048
Actuarial (losses)/gains	30,617	24,433
Exchange losses/(gains)	29,646	495
Plan assets of Brazilian subsidiaries	—	30,200

Fair value of plan assets at the end of the year	1,207,121	929,008

Benefit obligation at the end of the year	-2,231,598	-2,123,333

Funded status of plan (underfunded)	-1,024,477	-1,194,325
Unrecognized net actuarial losses/(gains)	860,205	878,750
Unrecognized transition obligation	33,547	38,883

Prepaid/(accrued) benefit cost	-130,725	-276,692
Additional minimum pension liability recognized in OCI	-187,536	-271,509
Additional minimum pension liability recognized as intangible asset	-33,547	-38,883

Prepaid/(accrued) benefit cost / pension liability	-351,808	-587,084

The accumulated benefit obligation in excess of plan assets, is as follows:

	Group
	2005 Euro’000	2004 Euro’000
Accumulated benefit obligation	1,558,929	1,479,114
Fair value of plan assets	1,207,121	929,008

Minimum pension liability	351,808	550,106

As of December 31, 2005 and 2004 plan assets consisted of:

	Group
	2005 Euro’000	2004 Euro’000
Portuguese State bonds	28,479	75,701
Foreign public bonds	299,284	224,700
Bonds	305,539	168,115
Investment fund units	160,723	158,463
Shares	240,204	105,986
Own Shares	181	1,059
Buildings	184,639	185,757
Cash and cash equivalents	23,487	42,032

	1,242,536	961,813
Plan assets relating to others (REN)	-35,415	-32,805

	1,207,121	929,008

As at December 31, 2005, the plan assets include buildings rented to EDP Group companies valued at Eur 138 million.

EDP Group considered the target asset allocation mentioned below to be the appropriate for the stability and security of Pension Fund assets, level of periodic contributions and of the financing of the projected liabilities, taking into account investments restrictions, a risk profile and a level of returns:

a)	Investment strategy for three years, except actual property currently rented to the EDP group companies that should be reduced:

- Bonds : 70% (min. 50%, max. 85%)

- Equities: 30% (min. 15%, max.40%)

- Property: max. 5% .

b)	Asset returns measures against strategic benchmark.

c)	Risk diversification policies.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Assumptions regarding the discount rates and the rate of return on assets

The discount rates used for the pension plans of the EDP Group have been chosen by reference to an analysis of yields available on suitable bonds. The bonds selected were those whose duration and quality were regarded as appropriate considering the timing and the amount of the cash outflows associated to projected benefits for the several pension plans.

The assumptions to determine the overall expected rate of return on assets, were determined with reference to EDP’s target allocation and the best expectations for the long term returns on each of the following assets classes:

	2005			Expected rate of return on assets
	Weight	Real return	Long term expected return	Weight	Expected return on year	Long term expected return (4)
Bonds (1)
Government bonds	18.0%	3.8%	5.0%	16.0%	3.5%	5.0%
Corporate bonds (2)	32.0%	4.8%	5.5%	49.0%	6.0%	8.6%
Equities
Global equities (3)	30.0%	6.0%	7.0%	5.0%	8.0%	9.0%
Alternatives
Property	5.0%	5.5%	5.0%	7.0%	7.0%	8.0%
Private equity	5.0%	15.0%	20.0%	10.0%	10.0%	15.0%
Hedge funds	10.0%	7.0%	10.0%	13.0%	7.3%	10.0%
Cash
Money market & short term funds	0.0%	2.5%	4.0%	0.0%	2.8%	3.5%

Total	100.0%	5.7%	7.0%	100.0%	6.3%	8.8%

____________
(1) Includes euro and international bonds hedged into Eur.			6.4%			7.6%

(2)	Includes fixed and floating rate bonds.
(3)	Includes international equities hedged into Eur.
(4)	Time horizon is 5 years.

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

A summary of the components of the net periodic post-retirement benefit cost under U.S. GAAP is presented in the following table:

	Group
	2005 Euro’000	2004 Euro’000
Service cost	8,143	8,044
Interest cost	37,207	34,946
Amortization of net actuarial losses	9,904	7,886
Amortization of transition obligation	4,853	4,873

Net periodic post-retirement benefit cost	60,107	55,749

The following table sets forth the changes and the funded status of the plan under U.S. GAAP as of December 31, 2005 and 2004:

	Group
	2005 Euro’000	2004 Euro’000
Change in benefit obligation
Benefit obligation at the beginning of the year	725,575	660,255
Service cost	8,143	8,044
Interest cost	37,207	34,946
Actuarial losses	-23,184	28,956
‘Curtailments’/’Settlements’	1,999	15,793
Currency fluctuation	6,742	3
Other	9,510	1,699
Benefit paid	-22,349	-24,121

Benefit obligation at the end of the year	743,643	725,575

Unfunded status of plan	-743,643	-725,575
Unrecognized (gains)/losses	199,959	224,625
Unrecognized transition obligation	27,425	37,892

Accrued benefit cost	-516,259	-463,058

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

In accordance with FAS 87, EDP Group has performed a sensitivity analysis regarding Other post-retirement benefits, in accordance with the growth assumptions used as at December 31, 2005 for the projected obligations. The figures obtained for the activity in Portugal were as follows:

	%		Obligations projected Euro’000
	2006 to 2012	after 2012
Assumptions at December 31, 2005	4.5%	4%	727,105
Increase of 1%	5.5%	5%	811,779
Decrease of 1%	3.5%	3%	658,402

The assumed discount rate and salary growth rate used in determining the accumulated post-retirement benefit obligation was 4.6% and 3.5%, respectively, as of December 31, 2005 and 5% and 3.5%, respectively, as of December 31, 2004.

FAS 106 allows recognition of the cumulative effect of the liability in the year of adoption or the amortization of the obligation over a period of up to 20 years. The Company has elected to recognize the initial post-retirement benefit obligation of Eur 101,455 thousand as of January 1, 1995, over a period of 17.7 years, the average remaining service period of the employee group.

Defined Contribution Plans

Hidrocantábrico in Spain, Bandeirante, Escelsa and Enersul in Brazil have social benefits defined contribution plans that complement those benefits granted by the Social Welfare Systems to the companies’ employees, under which they pay a contribution to these plans each year, calculated in accordance with the rules established in each case. The payments in 2005 and 2004 were as follows:

	Social Welfare System		Defined Contribution plan		Total payments
	2005	2004	2005	2004	2005	2004
Hidrocantábrico Group	16,107	18,452	3,798	2,885	19,905	21,337
Bandeirante	4,347	3,629	228	146	4,575	3,775
Escelsa	6,638	6,081	1,157	100	7,795	6,181
Enersul	4,789	4,145	5	—	4,794	4,145

Comprehensive income

For purposes of presenting its reconciliation of shareholders’ net equity and net income from Portuguese GAAP to U.S. GAAP, in 1998 the Company adopted FAS 130, “Reporting Comprehensive Income”. This standard requires reporting the components of comprehensive income, the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and the components thereof in an entity’s financial statements. The non-owner changes in equity that have not been included in income include accounts such as foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities and additional minimum pension liabilities, as well as unrealized gains/losses from effective cash flow hedges. The adoption of FAS 130 resulted in revised and additional disclosures for U.S. GAAP reporting purposes, but had no effect on the financial position, results of operations, or liquidity of the Company.

The comprehensive income for each of the two years in the period ended December 31, 2005 and 2004 is as follows:

	Group
	2005 Euro’000	2004 Euro’000
Net income in accordance with U.S. GAAP	1,108,911	238,599
Change in currency translation adjustment	142,610	936
Unrealized gains (losses) on investments	-18,840	475
Tax effect of unrealized gains (losses) on investments	7,860	-6,474
Cash-flow hedge	-16,066	-643
Tax effect on cash-flow hedge	3,931	177
Additional minimum pension liability	83,973	22,305
Tax effect on additional minimum liability	-23,093	-6,134

Comprehensive income	1,289,286	249,241

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Accumulated Comprehensive Income as at December 31, 2005 and 2004 is analyzed as follows:

	Group
	2005 Euro’000	2004 Euro’000
Change in currency translation adjustment	-428,955	-571,565
Unrealized gains (losses) on investments	-7,609	11,231
Tax effect of unrealized gains (losses) on investments	-93	-7,953
Cash-flow hedge	-16,709	-643
Tax effect on cash-flow hedge	4,108	177
Additional minimum pension liability	-187,536	-271,509
Tax effect on additional minimum liability	63,475	86,568

	-573,319	-753,694

Earnings per ordinary share

Basic earnings per share is based upon the weighted average number of Ordinary Shares outstanding during the year. Diluted earnings per share is computed on the basis of the weighted average number of Ordinary Shares outstanding during the year plus the effect of Ordinary Shares issuable upon the exercise of employee stock options using the treasury stock method. The Company established stock option plans, the shares issued under these plans had no effect on the weighted average Ordinary Shares outstanding, for the periods presented because the effect of such options was anti-dilutive. Ten Ordinary Shares equal one American Depository Share (ADS).

As at December 31, 2004, under IFRS, Group Edinfor was stated as a discontinued operation. Under U.S. GAAP, since EDP retained a 40% interest in Edinfor, substantially all cash flows have not been and will not be eliminated and EDP will have continuing significant involvement. As a result, under U.S. GAAP, such items are qualified as continuing operations.

Considering that there is a difference in the carrying amount of Comunitel as under IFRS goodwill was depreciated until December 31, 2003, whereas under U.S. GAAP goodwill ceased to be amortized from 2001 onwards, the gain on sale of this subsidiary was adjusted for U.S. GAAP purposes.

	Group
	2005 Euro’000	2004 Euro’000
Net income – IFRS	1,071,102	42,815
Net income - U.S. GAAP	1,108,911	238,599

Net income from continuing operations:
Net income – IFRS	1,030,487	42,586
Net income - U.S. GAAP	1,100,479	238,599

Weighted average Ordinary Shares outstanding	3,639,274,980	3,039,526,910
Weighted average ADS outstanding	363,927,498	303,952,691

	Group
	2005 Euro	2004 Euro
Net income per Ordinary Share:

Basic and diluted – IFRS	0.29	0.01
Basic and diluted – U.S. GAAP	0.30	0.08

Net income from continuing operations:

Basic and diluted – IFRS	0.28	0.01
Basic and diluted – U.S. GAAP	0.30	0.08

Net income per ADS:

Basic and diluted – IFRS	2.94	0.14
Basic and diluted – U.S. GAAP	3.05	0.78

Net income from continuing operations:

Basic and diluted – IFRS	2.83	0.14
Basic and diluted – U.S. GAAP	3.02	0.78

The dividend per share for the years 2004 and 2005 was Eur 0.09243 per share and Eur 0.10 per share, respectively.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Goodwill

For U.S. GAAP purposes, the goodwill for each reportable segment is as such:

	Balance January 1 Euro’000	Acquisitions Euro’000	Disposals Euro’000	Regularization Euro’000	Balance December 31 Euro’000
Goodwill under IFRS	2,070,909	57,391	-78,899	-2,577	2,046,824
Adjustments to US GAAP:
Reversal of IFRS depreciation	66,335	—	—	—	66,335
Goodwill impairment	-11,553	—	—	—	-11,553
Disposals	—	—	-18,119	—	-18,119

Goodwill under U.S. GAAP	2,125,691	57,391	-97,018	-2,577	2,083,487

From January 1, 2002, goodwill is no longer amortized under U.S. GAAP but reviewed annually for impairment under FAS 142 “Goodwill and Other Intangible Assets”.

Goodwill amortization in 2002 and 2003, of Eur 11,896 thousand and Eur 54,439 thousand, respectively, is charged against IFRS earnings and reversed in the U.S. GAAP reconciliation.

Under U.S. GAAP, an impairment in goodwill of Eur 11,553 thousand related to the information technologies business was identified and charged against earnings in 2004, and the disposal of Group companies in 2005 resulted in the write-back of the reversal of amortization previously made under U.S. GAAP, in the amount of Eur 18,119 thousand (including the disposal of Comunitel in the amount of Eur 17,428 thousand).

Proportionate consolidation

Under IFRS, joint controlled entities are accounted under proportionate consolidation method. Under US GAAP the proportionate method is not allowed, consequently these entities are accounted for under the equity method. The differences in accounting treatment between proportionate consolidation and the equity method of accounting have no impact on reported stockholders’ equity or net income. Rather, they relate solely to matters of classification and disclosure.

The financial information relating to the companies consolidated by the proportionate method is detailed in Note 17.

Intangible assets

For concession rights and other intangible assets, subject to amortization under U.S. GAAP, the aggregate amortization expense for the current year and estimated aggregate amortization expense for each of the five succeeding fiscal years are:

Aggregate amortization expense
2005	67,354
Estimated amortization expense
2006	74,962
2007	79,463
2008	81,600
2009	85,870
2010	73,950

EDP Group pro-forma profit and loss account considering the acquisition of Hidrocantábrico Group as at January 1, 2004

As at December 31, 2004 and resulting from an additional investment of 56.2%, the Hidrocantábrico Group is consolidated under the full consolidation method in the balance sheet.

EDP Group pro-forma results of operations for the year ended December 31, 2004, under IFRS assuming the acquisition of the referred 56.2% interest in Hidrocantábrico Group had occurred on January 1, 2004, is analyzed as follows:

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

	Consolidated income statement as reported Euro’000	Adjustments Euro’000	Consolidated pro-forma income statement Euro’000
Sales	6,788,403	745,752	7,534,155
Cost of sales	-3,943,506	-433,563	-4,377,069

Gross margin	2,844,897	312,189	3,157,086
Other operating income
Services rendered	522,285	34,401	556,686
Other operating income	76,721	12,915	89,636

	599,006	47,316	646,322
Other operating expenses
Supplies and services	-660,894	-60,377	-721,271
Personnel costs	-967,778	-58,627	-1,026,405
Other expenses	-684,362	-25,831	-710,193

	-2,313,034	-144,835	-2,457,869

Gross operating margin	1,130,869	214,670	1,345,539

Provisions	-64,289	1,469	-62,820
Depreciation and amortization	-749,340	-68,637	-817,977

Operating margin	317,240	147,502	464,742

Gains from the sale of financial assets	9,962	12,894	22,856
Financial income	391,831	8,374	400,205
Financial expenses	-660,318	-60,169	-720,487
Share of profit of associates	3,747	1,878	5,625

Profit before taxes	62,462	110,479	172,941

Income tax expense	-16,371	-34,994	-51,365

Profit after taxes	46,091	75,485	121,576

Attributable to:
Equity holders of EDP	42,815	62,140	104,955
Minority interests	3,276	13,345	16,621

Profit for the year	46,091	75,485	121,576

49.	Relevant and subsequent events

The relevant and subsequent events occurred after the issue of EDP IFRS consolidated financial statements, are the following:

Caixa Geral de Depósitos increases ownership in EDP’s Share Capital

Since April 3, 2006 Caixa Geral de Depósitos, S.A. (“CGD”) holds, direct and indirectly, 186,405,192 EDP shares, representing 5.098% of the company’s share capital and 5.117% of the total voting rights.

ANEEL approves a 16.75% tariff increase at Enersul’s annual tariff readjustment process

The Brazilian electricity regulator, ANEEL, approved on April 6, 2006 a 16.75% annual tariff readjustment index for Enersul, for the period from April 2006 to March 2007.

Considering the financial adjustments included in the last period’s tariffs (non-recurring items), which are associated to the recovery of tariff differences incurred in the past, the current tariff readjustment results in an effective average tariff increase of 10.33% to be applied to Enersul’s tariffs from April 2006.

Within an annual tariff readjustment process, ANEEL recognizes in the tariffs of the distribution companies the pass-through of some cost components incurred in the previous twelve months, namely i) the annual change in non-controllable costs (“Parcela A”) and ii) the adjustment of the controllable costs (“Parcela B”) to inflation (IGP-M) corrected by an X Factor. In addition, the regulator also recognizes financial adjustments, which usually correspond to the recovery, for a twelve months period, of the non-controllable costs incurred in the past that were not covered through the tariffs.

Enersul’s April 2006 tariff readjustment process includes the recovery of the deferred tariff increase defined in the 2003 revision process. By the time of Enersul’s 2003 tariff revision process (April 2003 to April 2008 regulatory period) ANEEL approved a 50.81% increase, of which 32.59% were effectively applied to April 2003 tariffs, while the remaining was deferred in equal parts to be recovered through the annual tariff readjustments until April 2007.

EDP – Energias de Portugal, S.A. and Subsidiaries

Notes to the Financial Statements

December 31, 2005 and 2004

Payment of Dividends - Financial Year 2005

The General Shareholders Meeting of EDP - Energias de Portugal, S.A. held on March 30, 2006 approved the proposal of the Board of Directors for distribution of profits regarding the financial year ended December 31, 2005, providing a gross dividend per share of 0.10 Euros.

Early reimbursement of EDP’s 22nd June bond issue

In accordance with the initial terms of the EDP 22nd June bond issue, as of April 10, 2006, 55,750 bonds have been redeemed.

Iberdrola increases ownership in EDP

In April 2006, Iberdrola increased its position in the share capital of EDP from 5,7% to 9,5%, being at the present, the major private shareholder.

Naturgas acquires full control of Bilbogas

Naturgas Energía Grupo, S.A. (“Naturgas”) – EDP Group’s company for gas transport, distribution and supply in Spain – obtained in May 3, 2006 the control of 100% of the gas distribution company Bilbogas, S.A. (“Bilbogas”), following regulatory approval of the agreement signed with the Municipality of Bilbao, regarding the acquisition of the remaining 50% of Bilbogas’ share capital. This transaction amounted to Eur 35 million.

During the last months, Naturgas also concluded negotiations with local municipalities to acquire the remaining 45% in the share capital of two other gas distribution companies in the Basque Country: Gas Hernani and Gas Pasaia. The agreed value for both of these transactions amounted to approximately Eur 1 million.

EDP concludes the increase of its indirect shareholding in Portgás and Setgas

EDP concluded on May 11, 2006 the acquisition of a 49% shareholding in NQF Gás, S.A. previously owned by Endesa Gás. This transaction amounted to Eur 58.7 million, which comprises the amount of Eur 49.4 million for the share capital of the company and Eur 9.3 million for the respective shareholders loans. The agreement was conditional to certain proceedings, including the decision of non-opposition by the Portuguese Competition Authority, which were only fully achieved at the end of April.

With this transaction, EDP becomes the sole shareholder of NQF Gás, S.A., thus increasing its direct and indirect shareholdings in Portgás – Sociedade de Produção e Distribuição de Gás, S.A. (Portgás) and Setgás – Sociedade de Produção e Distribuição de Gás, S.A. (Setgas) to 72.0% and of 19.8%, respectively.

EDP issues Eur 1,500 million Eurobond in three series

EDP Finance BV issued Eurobonds in the total amount of Eur 1,500,000,000 as follows:

•	Eur 500,000,000 due June 14, 2010 with coupon equal to a floating rate of 3 months Euribor + 0.15%.

•	Eur 500,000,000 due June 12, 2012, with an annual coupon of 4.25%.

•	Eur 500,000,000 due June 13, 2016, with an annual coupon of 4.625%.

The issue was done under EDP – Energias de Portugal, S.A. (EDP) and EDP Finance B.V.’s Eur 7,000,000,000 Programme for the Issuance of Debt Instruments and application will be made for the Eurobond to be admitted to official listing on the London Stock Exchange to replace debt maturing in 2007. This issue aims to extend the average maturity of debt portfolio and diversifying the investor base.

The transaction was announced on May 30, 2006 and priced on June 2, 2006.

EDP starts a procedure for the sale of its shareholding in ONI

In a meeting held on the 22 June 2006, the Board of Directors of EDP — Energias de Portugal, S.A. (“EDP”), decided to grant a mandate to the Executive Committee in order to start a procedure envisaging the potential sale of EDP’s 56.61% shareholding in ONI.

For this purpose EDP shall engage an investment bank, which shall advise in such procedure, namely in relation to the identification of potential buyers and in the selection of the proposals. ONI is a Portuguese fixed-line telecom operator specialized in the rendering of voice and data services.

ONI’s current shareholder structure is composed as follows: EDP (56.61%), BCP Group (23.06%), Brisa (17.18%) and GaIp Energia Group (3.16%).

Mibel (Iberian Electricity Market)

The MIBEL was defined in the International Agreement between the Portuguese Republic and the Kingdom of Spain for the Constitution of an Iberian Electricity Market.

On July 3, 2006, OMIP’s commercial activity begun. OMIP is the managing entity responsible for the organization of the Portuguese division of MIBEL, ensuring the management of the MIBEL derivatives market, jointly with OMIClear - (Energy Markets Clearing Company) Sociedade de Compensação de Mercados de Energia S.A., a company constituted and totally owned by OMIP, which executes the role of Clearing House and Central Counterparty of operations carried out on the market.

The main objectives of OMIP are contribute to the development of the Iberian Electricity market, promote Iberian Reference Prices and supply clients with efficient risk management tools.