Form 20-F/A
period 2005-12-31
EDP ENERGIAS DE PORTUGAL SA
filed 2006-07-17
CIK 1039610

As filed with the Securities and Exchange Commission on July 17, 2006

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F/A

Amendment No. 1

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

As a result of the introduction of this regulation mandated by the above-mentioned decree law, and in light of the above-mentioned government announcement, our board of directors and management consider that it is probable that the hydrological correction mechanism will be terminated. At such date the liability recorded for the hydro account, including the balance relating to pre-1994 activity, will be payable to a third party to be nominated by ERSE. Moreover, since this regulation can only be introduced simultaneously with the effective liberalization of the energy market in the Iberian Peninsula, our board of directors and management consider that the accrued income accounted as an asset ceased to have any future economic benefits. Therefore, at the end of 2004, we recorded a full valuation allowance against the asset recorded in our IFRS and U.S. GAAP accounts in the amount of €315 million as at December 31, 2004. During 2005, payments made by EDP to REN have been recorded against that account.

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

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to this annual report on its behalf.

EDP—Energias de Portugal

Date: July 17, 2006	/s/ António Luís Guerra Nunes Mexia
António Luís Guerra Nunes Mexia
Chief Executive Officer

Date: July 17, 2006	/s/ Nuno Maria Pestana de Almeida Alves
Nuno Maria Pestana de Almeida Alves
Chief Financial Officer

KPMG & Associados - Sociedade de Revisores Oficiais de Contas, S.A. Edifício Monumental Av. Praia da Vitória, 71 - A, 11º 1069-006 Lisboa Portugal	Telefone: +351 210 110 000 Fax: +351 210 110 121 Internet: www.kpmg.pt

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EDP – Energias de Portugal, S.A.

We have audited the accompanying consolidated balance sheets of EDP – Energias de Portugal, S.A. and subsidiaries (collectively, “the Company”) as of December 31, 2005 and 2004 and the related income statements, consolidated statements of recognized income and expenses, consolidated statements of cash flows, and statements of changes in consolidated equity, for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDP – Energias de Portugal, S.A. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union.

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